As filed with the Securities and Exchange Commission on January 27, 2026
Securities Act File No. 333‑235443
Investment Company Act File No. 811‑23499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT	☒
UNDER
THE SECURITIES ACT OF 1933

POST-EFFECTIVE AMENDMENT NO. 12	☒
REGISTRATION STATEMENT	☒
UNDER
THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 13	☒

Goldman Sachs Real Estate Diversified Income Fund
(Exact name of registrant as specified in charter)

200 West Street
New York, New York 10282
212‑902‑1000
(Address and telephone number, including area code, of principal executive offices)
Robert Griffith, Esq.
Goldman Sachs Asset Management, L.P.
200 West Street
New York, New York 10282
(Name and address of agent for service)

COPIES TO:

Stephen H. Bier, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698‑3889	William J. Bielefeld, Esq. Alexander C. Karampatsos, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261‑3386

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c).

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☒	on January 28, 2026 pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed‑End Fund (closed‑end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed‑end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed‑End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c‑3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b‑2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
Goldman Sachs Real Estate Diversified Income Fund
Class A Shares (GSRDX), Class C Shares (GSREX), Class I Shares (GSRHX), Class L Shares (GSRJX), and Class W Shares (GSRQX) of Beneficial Interest
January 28, 2026

Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust (the “Fund”), is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. The Fund is offering common shares of beneficial interest (the “Shares”).
Investment Objective. The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.
Interval Fund. The Fund operates as an “interval fund” (defined below) pursuant to which it will, subject to applicable law, conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at net asset value (“NAV”). The Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no guarantee that investors will be able to sell their Shares in the quantity that they desire. The Fund does not currently intend to list its Shares for trading on any national securities exchange. For this reason, the Shares are not readily marketable. Although the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, investors should consider the Shares to be illiquid. The Fund will make repurchase offers in the months of March, June, September and December. See “Principal Risks of the Fund—Repurchase Offers Risk.”
The Board will establish the deadline by which the Fund must receive repurchase requests in response to a repurchase offer. The Fund anticipates that the pricing date for each repurchase offer will normally be the same date as the repurchase request deadline for that repurchase offer. In any case, there will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the repurchase request deadline and the repurchase pricing date. The Fund normally will repurchase Shares that are tendered by the repurchase request deadline and accepted for repurchase at the NAV determined as of the Fund’s close of business (which is generally the close of business of The New York Stock Exchange, normally 4:00 p.m. Eastern time) on the repurchase pricing date (minus any applicable contingent deferred sales charge). Repurchase proceeds will be paid to shareholders no later than seven days after the repurchase pricing date. See “Shareholder Guide—How to Sell Shares” for additional discussion of the Fund’s repurchase policies.
Principal Investment Strategies. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (as defined herein) (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies may include publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”); non-traded publicly registered real estate investment trusts (“Non-Traded REITs”); affiliated or unaffiliated SEC-registered investment companies that invest principally in real estate industry companies, including exchange-traded funds (“ETFs”), mutual funds (including index funds and actively-managed funds), and closed-end funds (collectively, “Public Investment Funds,” and together with Private Real Estate Investment Funds, “Underlying Funds”); and commercial mortgage-backed securities (“CMBS”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares may trade on public exchanges. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its Managed Assets in CMBS. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).
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An investment in the Fund is speculative with a substantial risk of loss. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any of the Fund’s Shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in the section entitled “Principal Risks of the Fund” beginning on page 120.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Shares are not listed on any securities exchange, and no market for the Shares exists or is expected to develop. Accordingly:

•	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

•
Although the Fund will make quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment.

•	There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.
There is no assurance that the Fund will be able to maintain a certain level of distributions to shareholders. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, and borrowings. A portion or all of any distribution of the Fund may consist of a return of capital.

	Per Class A Share	Per Class C Share	Per Class I Share
Public offering price	Current NAV, plus sales load	Current NAV	Current NAV
Sales load(1)	5.75%	None	None
Proceeds, after expenses, to the Fund	$ amount invested at current NAV	$ amount invested at current NAV	$ amount invested at current NAV

	Per Class L Share	Per Class W Share	Total
Public offering price	Current NAV, plus sales load	Current NAV	Unlimited
Sales load(1)	4.25%	None	N/A
Proceeds, after expenses, to the Fund	$ amount invested at current NAV	$ amount invested at current NAV	Unlimited

(1)
For Class A and Class L shares, the maximum sales charge is 5.75% and 4.25% of the amount invested, respectively. Class C, I, and W shares are not subject to front-end sales charges. The minimum initial investment for each share class is $2,500, which may be reduced for certain investors. The table assumes the maximum sales load is charged. While Class I shares do not impose a front-end sales charge, if you purchase Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial intermediary for additional information.

(continued from previous page)
Investment Adviser. Goldman Sachs Asset Management, L.P. (“GSAM”) serves as the Fund’s investment adviser. The principal executive offices of GSAM are located at 200 West Street, New York, New York 10282. GSAM has been registered as an investment adviser with the SEC since 1990 and is a subsidiary of The Goldman Sachs Group, Inc., a bank holding company, and an affiliate of Goldman Sachs.
Securities Offered. The Fund is offering an unlimited number of shares of beneficial interest. For Class A and Class L shares, the maximum sales charge is 5.75% and 4.25% of the amount invested, respectively. Class C, I, and W shares are not subject to front-end sales charges. The minimum initial investment for each share class is $2,500, which may be reduced for certain investors. The Fund reserves the right at its sole discretion to waive the investment minimums. Shares are being offered through Goldman Sachs & Co. LLC (“GS&Co.” or the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share plus any applicable sales charge. While Class I shares do not impose a front-end sales charge, if you purchase Class I shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial intermediary for additional information.
Tax Matters. The Fund has elected to be treated, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes to its shareholders as dividends if the Fund meets certain source of income, distribution and asset diversification requirements. The Fund intends to timely distribute to its shareholders substantially all of its annual taxable income for each year, except that the Fund may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, the Fund may choose to carry forward taxable income for distribution in the following year, in each case the Fund will pay any applicable U.S. federal income and/or excise tax. In addition, the distributions the Fund pays to its shareholders in a year may exceed the Fund’s net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. See “Taxation.”
Leverage. The Fund intends to use leverage to seek to achieve its investment objective. The Fund’s use of leverage is subject to risks and will cause the Fund’s NAV to be more volatile than if leverage was not used. There is no assurance that the Fund’s leveraging strategies, if employed, will be successful. See “Principal Risks of the Fund—Borrowing” and “Leverage” below.
This prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You should read it carefully before you invest, and keep it for future reference. The Fund has filed with the SEC a Statement of Additional Information (“SAI”), dated January 28, 2026, as may be amended, supplemented or restated from time to time, containing additional information about the Fund. The SAI is incorporated by reference into, and is legally considered part of, this prospectus. The Fund also will produce both annual and semi-annual reports that will contain important information about the Fund.
The Fund’s SAI and the annual and semi-annual reports, as well as additional information about the Fund may be found on the Fund’s websites at dfinview.com/GoldmanSachs and at am.gs.com or by calling 1-800-526-7384. Information found on the Fund’s websites is not incorporated by reference into this prospectus, and you should not consider that information to be a part of this prospectus.
You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.
You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above.
The Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.
The Goldman Sachs Group, Inc. (or any successor to its business), together with Goldman Sachs & Co. LLC, GSAM, the Asset Management Division of The Goldman Sachs Group, Inc. and their respective subsidiaries and affiliates are referred to collectively herein as “Goldman Sachs.”

PROSPECTUS SUMMARY
The following is only a summary of certain information relevant to an investment in the Fund. This summary does not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the accompanying Statement of Additional Information (“SAI”), especially the information set forth in this prospectus under the heading “Principal Risks of the Fund.”

The Fund	Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust (the “Fund”), is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. The Fund is the successor to the Resource Real Estate Diversified Income Fund (the “Predecessor Fund”), a Delaware statutory trust, as a result of the reorganization of the Predecessor Fund into the Fund (the “Reorganization”). The Fund’s investment objective and strategies are similar to those of the Predecessor Fund.

Board	The Fund is managed by a board of trustees (the “Board,” and each person who serves on the Board, a “Trustee”), a majority of which are individuals who are independent of Goldman Sachs.

Investment Adviser	The investment adviser of the Fund is Goldman Sachs Asset Management, L.P. (“GSAM” or the “Investment Adviser”), which is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc.

Listing	The Shares are not listed on any securities exchange.

Investment Objective and Strategies	The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies include (but are not limited to) publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”); non-traded publicly registered real estate investment trusts (“Non-Traded REITs”); affiliated or unaffiliated SEC-registered investment companies that invest principally in real estate industry companies, including exchange-traded funds (“ETFs”), mutual funds (including index funds and actively-managed funds), and closed-end funds (collectively, “Public Investment Funds,” and together with Private Real Estate Investment Funds, “Underlying Funds”); and commercial mortgage-backed securities (“CMBS”).
Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares may trade on public exchanges. The Fund may invest up to 35% of its Managed Assets in CMBS. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans.
The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. “Volatility” is a statistical measure of the variability of returns for a given security or market index, and “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Investment Adviser employs a fundamental investment process that for the selection of public securities may integrate environmental,

social and governance (“ESG”) factors alongside traditional fundamental factors. No one factor or consideration is determinative in the fundamental investment process.
The Fund may also invest in derivatives, including (but not limited to) forwards, interest rate futures, interest rate swaps, call and put options, and credit default swaps, which are used primarily to hedge the Fund’s portfolio risks, manage the Fund’s duration and/or gain exposure to certain securities or indices. In addition, the Fund may seek to generate additional cash flow and reduce volatility by the sale of call options on certain securities in which it may invest. The Fund may write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund expects that, under normal circumstances, the Fund will sell call options in an amount that is between 0% and 30% of the value of the Fund’s portfolio.
The Fund will opportunistically seek short exposures to equity and credit related instruments through the use of derivatives or synthetic instruments, including, but not limited to, credit default swaps (including credit default swaps on market indices). The Fund intends to implement short positions for hedging purposes or to seek to enhance absolute return, and may do so by using swaps or futures, or through short sales of any instrument that the Fund may purchase for investment.
Although the Fund invests (directly or indirectly) principally in securities of U.S. issuers, the Fund may invest up to 30% of its Managed Assets in securities of foreign issuers, including securities quoted in foreign currencies.
The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests 25% or more of its Managed Assets in securities of issuers in the real estate industry. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

The Fund invests without restriction as to issuer capitalization. The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its Managed Assets in debt securities that, at the time of purchase, are non-investment grade (commonly referred to as “junk bonds”). Non-investment grade securities are securities rated BB+, Ba1 or below by a nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Investment Adviser to be of comparable credit quality. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to ten (10) years. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 and 1/3% (or in the case of the issuance of Preferred Shares, 50%) of the Fund’s total assets minus liabilities and indebtedness not represented by “senior securities” within the meaning of the 1940 Act, as determined immediately after borrowing. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in other investment vehicles that use leverage, including Private Real Estate Investment Funds, which may use leverage without limit. In addition, the Fund may use leverage generated by reverse repurchase agreements. See “Investment Objective and Strategies” below.
The Fund seeks to invest in a portfolio of real estate industry companies in the following categories: public equity; private equity; and credit. Real estate industry companies include both U.S. and non-U.S. issuers.
Public Equity. The Investment Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund may also seek to obtain exposure to real estate industry companies through investments in Public Investment Funds for which the Investment Adviser or an affiliate act as investment adviser or principal underwriter as well as unaffiliated Public Investment Funds, without considering or canvassing the universe of unaffiliated funds available. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund.
Private Equity. The Investment Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds. Interests in the Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security.
Credit. The Fund intends to invest in a portfolio of CMBS, the preferred stock issued by REITs, other convertible or non-convertible secured or unsecured real estate debt securities (“Real Estate Credit Securities”) and Private Real Estate Credit Funds to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in underlying investment vehicles, the Investment Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Investment Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Investment Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s investment objective and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Investment Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.
The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, including (but not limited to) forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate.
In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Investment Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.
While the Investment Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories described above, the Fund does not have predetermined asset allocations to any of these categories, other than the Fund’s policy to invest 80% of its Managed Assets in equity and debt investments in real estate industry companies and the Fund’s policy to invest 25% or more of its Managed Assets in securities of issuers in the real estate industry. Depending on its evaluation of market conditions, the Investment Adviser may allocate the Fund’s assets among any, all or none of these categories, provided that the Fund complies with its 80% policy. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
The Fund’s 80% policy with respect to investment in real estate industry companies is not fundamental and may be changed by the Board without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the U.S. Securities and Exchange Commission (“SEC”) before any change in the Fund’s policy to invest at least 80% of its Managed Assets in the particular type of investment suggested by its name. The Fund’s investments in derivatives, other investment companies, including

Underlying Funds, and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to the investments included within that policy.
There can be no assurance that the Fund will achieve its investment objective or that its investment program will be successful.

Risk Factors	The following are the principal risks of investing in the Fund and, as applicable, the Underlying Funds. References to the “Fund” in this section include the Fund and/or an Underlying Fund, as applicable.

Partial or Total Loss of the Fund’s Capital. The Fund is intended for long-term investors who can accept the risks associated with investing in illiquid investments. There is no assurance that the Fund will achieve its investment or performance objectives, including the selection of suitable investment opportunities and the achievement of targeted rates of return. The possibility of partial or total loss of capital of the Fund exists, and prospective investors should not subscribe unless they can readily bear the consequences of a complete loss of their investment.
Investment Risk. The value of the instruments in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries or countries. The Fund intends to use leverage, which will magnify the Fund’s investment, market and certain other risks.

Illiquidity of the Fund’s Investments. Many of the Fund’s investments generally will be long-term and highly illiquid. The Fund’s ability to transfer and/or dispose of many of its investments is expected to be restricted (a) under applicable securities, antitrust and competition laws, (b) by the terms of consent and filing requirements of various governmental or regulatory bodies, (c) by other applicable constraints imposed by financial services, investment adviser and antitrust regulators, agencies charged with oversight of financial institutions, investment advisers or similar enterprises and (d) by the terms of the investments and determinations made by the managers of the Underlying Funds. As a result, the Fund generally will not have control over when it will be able to dispose of such investments or when it will have assets to distribute and the Fund may not be able to dispose of interests in the investments, or dispose of such interests on favorable terms, in either case, even at times when it deems it advisable to do so. Even if the investments of the Fund prove successful, they may not provide a realized return to the Shareholders for a period of years. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by the Fund.

Limitations on the Repurchases. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Even though the Fund will make quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment. In addition, there is no active secondary market for Shares. There is no guarantee that investors will be able to sell their Shares at any given time or in the quantity that they desire.
Repurchase Offers Risk. As described under “Periodic Repurchase Offers,” the Fund operates as an “interval fund,” and, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c‑3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. There is no guarantee that investors will be able to sell their Shares in the quantity that they desire. The repurchase of Shares by the Fund would decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in increased transaction costs or losses due to discounts to the fair value of illiquid positions that must be borne by the Fund and its shareholders. This may result in higher short-term capital gains for taxable shareholders and/or reductions in NAV. Furthermore, diminution in the size of the Fund may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. As discussed under “Leverage,” the Fund must maintain asset coverage of at least 300% of its indebtedness, including amounts borrowed and guaranteed, at the time it borrows money to finance repurchases.

If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a shareholder submits a repurchase request and the deadline for such repurchase request (“Repurchase Request Deadline”), and to the extent there is any delay between the Repurchase Request Deadline and the date in which Shares are priced for the repurchase request (“Repurchase Pricing Deadline”). Such fluctuations may be exacerbated by currency fluctuations (to the extent the Fund invests in foreign markets) and other market developments. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a shareholder submits a repurchase request. Under certain circumstances, the Fund’s repurchase offers may be suspended or postponed in accordance with regulatory requirements. See “Shareholder Guide—Suspension or Postponement of Repurchase Offers” for more information. In addition, the repurchase of Shares by the Fund will generally be a taxable event to Shareholders.

Industry Concentration Risk. The Fund concentrates its investments in the real estate industry, which has historically experienced substantial price volatility. Concentrating Fund investments in a limited number of issuers conducting business in the same industry will subject the Fund to a greater risk of loss as a result of adverse economic, business, political, environmental or other developments than if their investments were diversified across different industries.
The value of companies engaged in the real estate industry is affected by (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sub-industries, or real estate operations generally, as described below:

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Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

•	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

•	Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

•	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

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Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

•	Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

•	Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

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Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

•	Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

•	Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

•	Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

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Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

•	Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

•	Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

•	Property Taxes. Increases in property taxes may have an adverse impact on the real estate industry and, therefore, the value of the Fund’s investments.

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Real Estate Credit Risk. As discussed above, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Investment Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Investment Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.
Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.
Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Investment Adviser, particularly during times of general market turmoil. Private Real Estate Investment Funds may invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Funds focus primarily on the real estate industry, which subjects the Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate

Investment Fund may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund may use derivatives for speculative or hedging purposes and non-hedging purposes (that is, to seek to increase total return). Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). Private Real Estate Investment Funds may invest without limitation in restricted and illiquid investments. Private Real Estate Investment Fund may invest in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Restricted and Illiquid Investments Risk” for a description of risks associated with illiquid investments. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Investment Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Investment Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. See “Borrowing” and “Leverage” for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Investment Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the risk of total loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” below for a description of risks associated with private REITs.

In connection with the consummation of the Reorganization, all of the Predecessor Fund’s interests in Private Real Estate Investment Funds have been transferred to a wholly-owned subsidiary of the Predecessor Fund for administrative purposes. This transfer triggered certain provisions of the Private Real Estate Investment Fund limited partnership agreements, limited liability company operating agreements or other governing documents, which could have an adverse effect on the Fund and the value of its investment. For example, the potential consequences of transferring Private Real Estate Investment Fund interests include the following:

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Restart of Lock-Up Period. Interests in Private Real Estate Investment Funds may be subject to a lock-up period, during which time an investor is barred from withdrawing its investment. Upon the transfer of an interest, this lock-up period may be contractually required to restart with respect to the recipient of the transferred interest (the “transferee”), notwithstanding that the interest may have been subject to an already-tolled lock-up period prior to its transfer.

•
Early Assessment of Incentive Fee or Allocation. Interests in Private Real Estate Investment Funds may be subject to the payment of an incentive allocation or fee that is calculated on a fund’s net profits over a set performance period (typically, one fiscal year). Upon the transfer of an interest, this incentive allocation or fee may be contractually required to be charged on a fund’s net profits as accrued at the time of transfer, regardless of whether the time of transfer aligns with the end of a performance period.

•
No Benefit from Prior High Watermark or Loss Carryforward Amounts. The payment of an incentive allocation or fee is frequently subject to so-called “high watermark” or “loss carryforward” protections, which generally prohibit the assessment of an incentive fee or allocation to the extent that the fund’s net asset value has not, with respect to a particular investor, exceeded its highest prior level. Similarly, with respect to other Private Real Estate Investment Funds, the incentive fee may be subject to a cap, which decreases based on the Private Real

Estate Investment Fund’s cumulative realized capital losses and/or unrealized capital depreciation. Upon the transfer, these protections may be contractually required to be reset, such that a transferee will not benefit from the prior high watermark, loss carryforward amounts, or cumulative losses attributable to the interests prior to their transfer.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.
REIT Risk. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. REITs may also fail to qualify for tax free pass-through of income or may fail to maintain their exemptions from investment company registration. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

Management Risk. A strategy used by the Investment Adviser may fail to produce the intended results.

Underlying Funds Invest Independently. The Underlying Funds in which the Fund plans to invest generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that these Underlying Funds do, in fact, hold such positions, the Underlying Funds in which the Fund invests, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, the portfolio managers of certain Underlying Funds may be compensated based on the performance of their investments. Accordingly, there may often be times when certain portfolio managers may receive incentive compensation in respect of their investments for a period even though the Underlying Funds overall depreciated during such period.
Dividend-Paying Investments Risk. The Fund’s investments in dividend-paying securities could cause the Fund to underperform other funds that invest in similar asset classes but employ a different investment style. Securities that pay dividends, as a group, can fall out of favor with the market, causing such securities to underperform securities that do not pay dividends. Depending upon market conditions and political and legislative responses to such conditions, dividend-paying securities that meet the Fund’s investment criteria may not be widely available and/or may be highly concentrated in only a few market sectors. The adoption of new legislation could further limit or restrict the ability of issuers to pay dividends. To the extent that dividend-paying securities are concentrated in only a few market sectors, the Fund may be subject to the risks of volatile economic cycles and/or conditions or developments that may be particular to a sector to a greater extent than if its investments were diversified across different sectors. In addition, issuers that have paid regular dividends or distributions to shareholders may not continue to do so at the same level or at all in the future. A sharp rise in interest rates or an economic downturn could cause an issuer to abruptly reduce or eliminate its dividend. This may limit the ability of the Fund to produce current income.

Investments in Derivatives. The Fund’s use of forwards, swaps, structured securities, call and put options, and other derivative instruments may result in losses. These instruments, which may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other investments, may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. Certain derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations, liquidity risk, risks arising from margin requirements, which include the risk that the Fund will be required to pay additional margin or set aside additional collateral to maintain open derivative positions, and operational and legal risks, which include risks related to documentation issues, system failures, inadequate controls, human error and the risk that a party’s obligations would be legally unenforceable. Derivatives may be used for hedging purposes and non-hedging purposes.

The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments, and there is no guarantee that the use of derivatives will achieve their intended result. If the Investment Adviser is incorrect in its expectation of the timing or level of fluctuation in securities prices, interest rates, currency prices or other variables, the use of derivatives could result in losses, which in some cases may be significant.

A lack of correlation between changes in the value of derivatives and the value of the portfolio investments (if any) being hedged could also result in losses. In addition, there is a risk that the performance of the derivatives or other instruments used by the Investment Adviser to replicate the performance of a particular asset class may not accurately track the performance of that asset class.

The Fund may use derivatives, including swaps, to implement short positions. Taking short positions involves leverage of the Fund’s assets and presents various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premiums and interest paid to a counterparty. Therefore, taking short positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.

A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period.

The Fund may purchase call and put options, on any securities and other instruments in which it may invest or any index consisting of securities or other instruments in which it may invest. The Fund may also purchase put and call options on foreign currencies.

The purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which presents additional risk). The successful use of options depends in part on the ability of the Investment Adviser to anticipate future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are purchased, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund’s transaction costs. Options purchased by the Fund may be traded on either U.S. or foreign exchanges or over the counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.
Option Writing Risk. Writing (selling) call options limits the opportunity to profit from an increase in the market value of securities in exchange for up-front cash at the time of selling the call option. When the Fund writes (sells) call options on securities, it receives cash but limits its opportunity to profit from an increase in the market value of the applicable security beyond the exercise price (plus the premium received) of the option. In a rising market, the Fund could significantly underperform the market. Such underperformance may be more pronounced to the extent that the call option’s underlying security sharply increases prior to the expiration of the option. The Fund’s option strategies may not fully protect it against declines in the value of the market. Cash received from premiums will enhance return in declining markets, but the Fund will continue to bear the risk of a decline in the value of the securities held in its portfolio. The benefit from writing a call option is limited to the amount of premium received. In a period of a sharply falling equity market, the Fund will likely also experience sharp declines in its NAV.
Short Position Risk. The Fund may use derivatives, including options, futures and swaps, to implement short positions, and may engage in short selling. Taking short positions and short selling involve leverage of the Fund’s assets and present various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premium and interest paid to a third party. Therefore, taking short derivative positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the counterparty to the short transaction may fail to honor its contract terms, causing a loss to the Fund.

In order to sell a financial instrument short, the Fund must first borrow the instrument from a lender, such as a broker or other institution. The Fund may not always be able to borrow the instrument at a particular time or at an acceptable price. Thus, there is risk that the Fund may be unable to implement its investment strategy due to the lack of available instruments or for other reasons.

After selling a borrowed financial instrument, the Fund is then obligated to “cover” the short sale by purchasing and returning the instrument to the lender on a later date. The Fund cannot guarantee that the financial instrument necessary to cover a short position will be available for purchase at the time the Fund wishes to close a short position or, if available, that the instrument will be available at an acceptable price. If the borrowed instrument has appreciated in value, the Fund will be required to pay more for the replacement instrument than the amount it received for selling the instrument short. Moreover, purchasing a financial instrument to cover a short position can itself cause the price of the instrument to rise further, thereby exacerbating the loss. The potential loss on a short sale may, with respect to certain instruments (e.g., equities, swap options), be unlimited because the loss increases as the price of the instrument sold short increases and the price may rise indefinitely. If the price of a borrowed financial instrument declines before the short position is covered, the Fund may realize a gain. The Fund’s gain on a short sale, before transaction and other costs, is generally limited to the difference between the price at which it sold the borrowed instrument and the price it paid to purchase the instrument to return to the lender.

While the Fund has an open short position, it is subject to the risk that the financial instrument’s lender will terminate the loan at a time when the Fund is unable to borrow the same instrument from another lender. If this happens, the Fund may be required to buy the replacement instrument immediately at the instrument’s then current market price or “buy in” by paying the lender an amount equal to the cost of purchasing the instrument to close out the short position.

Short sales also involve other costs. The Fund must normally repay to the lender an amount equal to any dividends or interest that accrues while a loan is outstanding. In addition, to borrow a financial instrument, the Fund may be required to pay a premium. The Fund also will incur transaction costs in effecting short sales. The amount of any ultimate gain for the Fund resulting from a short sale will be decreased, and the amount of any ultimate loss will be increased, by the amount of premiums, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.

Until the Fund replaces a borrowed instrument, the Fund may be required to maintain short sale proceeds with the lending broker as collateral. Moreover, the Fund may be required to make margin payments to the lender during the term of the borrowing if the value of the security it borrowed (and sold short) increases. Thus, short sales involve credit exposure to the broker that executes the short sales. In the event of the bankruptcy or other similar insolvency with respect to a broker with whom the Fund has an open short position, the Fund may be unable to recover, or delayed in recovering, any margin or other collateral held with or for the lending broker.

Potential Loss from Currency Fluctuations. The Fund may invest a portion of its capital outside the United States in non-U.S. dollar denominated securities. These investments involve special risks compared with investing exclusively in the United States. Because these investments may involve non-U.S. dollar currencies and because the Fund may hold funds in these currencies in bank deposits during the completion of the investment program, the Fund may be adversely affected by changes in currency rates (including as a result of the devaluation of a foreign currency) and in exchange control regulations and may incur costs in connection with conversions between various currencies. In addition, the equivalent U.S. dollar obligations of the Fund’s investments located outside of the United States may increase as a result of adverse changes in currency rates.
Borrowing. The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, to satisfy repurchase requests from Shareholders, and to facilitate the Fund’s hedging activities. The terms of the indebtedness incurred by the Fund may require the Fund to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated

interest rate. In addition, the Fund may not be able to negotiate commercially reasonable terms for its indebtedness and may not be able to extend or renew the existing terms when the indebtedness comes due. If the Fund is unable to access additional credit or otherwise has insufficient resources to pay its obligations, it may be forced to sell investments at inopportune times, which may further depress returns. The Fund will be limited in its ability to borrow (or guarantee other obligations) to amounts such that the Fund’s asset coverage ratio (as defined in the 1940 Act) would be less than 300%, calculated at the time of such incurrence (i.e., the value of each of the Fund’s total assets less liabilities other than the principal amount represented by indebtedness must be at least 300% of the principal amount represented by indebtedness at the time of incurrence). The Fund may also utilize indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.

The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the Fund’s NAV to a greater extent than if the Fund did not utilize leverage. The Fund’s leverage strategy may not be successful.
The Fund May Make Commitments Representing a Substantial Portion of its Total Assets. To the extent permitted by applicable law, the Fund may make commitments to Private Real Estate Investment Funds in which it invests that represent a substantial portion of the total assets of the Fund, including through the use of leverage. As a result, in certain circumstances, the Fund may need to retain investment income, borrow funds or liquidate some or all of its investments prematurely at potentially significant discounts to market value if the Fund does not have sufficient liquid assets to meet these commitments; however, the Fund will not borrow in excess of applicable limitations under the 1940 Act.

Risks Relating to the Potential Use of Pass-Through Entities. To the extent permitted by applicable law (including the 1940 Act), the Fund may make investments through one or more partnerships or other pass-through entities in which the sole beneficial interest holders are the Fund. These investment vehicles may incur leverage. To the extent permitted by applicable law including the 1940 Act, the Fund may guarantee the obligations of these investment vehicles and/or assign and pledge certain assets of the Fund to these investment vehicles in order to secure borrowings or other leverage. Failure by such a vehicle to meet its obligations could have adverse effects on the Fund, including the acceleration of payment obligations under any leverage facility used by the vehicle.

Dependence upon the Ability of the Investment Adviser. The Board has delegated to the Investment Adviser the authority to make investment, disposition, and related investment management decisions, including the authority to approve all investments and/or all dispositions made by the Fund and to make or provide reserves, provided that the Board may approve certain transactions made in accordance with co‑investment exemptive relief. In addition, the Board has delegated to the Investment Adviser the authority to manage many of the affairs of the Fund, including, among others, the right to enforce default remedies, responsibility for maintaining the Fund’s books and records and producing the Fund’s reports, the right to calculate and cause the Fund to make distributions. Shareholders will have no right or power to participate in the management or control of the business of the Fund, and thus must depend solely upon the ability of the Investment Adviser with respect to the Fund’s investments. In addition, shareholders will have no opportunity to evaluate the specific investments made by the Fund or the terms of any investment. Accordingly, the success and failure of the Fund will depend to a significant extent on the viability and performance of the Investment Adviser. In managing and directing the investment programs of the Fund, the Investment Adviser will rely heavily on certain key personnel of Goldman Sachs. Certain key personnel, including members of the Investment Adviser’s investment team, may leave Goldman Sachs or rotate to another group within Goldman

Sachs. The departure of any of such key personnel or their inability to fulfill certain duties may adversely affect the ability of the Investment Adviser to effectively implement the investment program of the Fund and may have an adverse impact on the Fund. Changes to the composition of the investment team may occur over time and without notice to the shareholders.

Risk of Certain Events Related to Goldman Sachs. Although the Fund is a separate legal entity from Goldman Sachs, in the event that Goldman Sachs were to become insolvent and/or subject to liquidation, or if there were a change of control of Goldman Sachs, the Fund could nonetheless be adversely affected. In that regard, a bankruptcy or change of control of Goldman Sachs or the Investment Adviser could cause the Investment Adviser to have difficulty retaining personnel or otherwise adversely affect the Fund and its ability to achieve its investment objective.

Operational Risk. The Fund is dependent on the Investment Adviser’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of the Investment Management Agreement or an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond the Fund’s control and adversely affect the Fund’s business. There could be sudden electrical or telecommunications outages, natural disasters such as earthquakes, tornadoes and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts and acts of war, outages due to issues experienced by specific service providers; and/or cyber incidents. In addition to the Fund’s dependence on information systems, poor operating performance by the Fund’s service providers could adversely impact the Fund. These events, in turn, could have a material adverse effect on the Fund’s performance.

Investment Performance of the Fund and Other Investment Vehicles May Vary Significantly. Goldman Sachs (i) has established, and expects to continue to establish, additional companies, partnerships or other entities, pooled investment vehicles for multiple investors, funds, separate accounts, and other entities, and (ii) includes various business units or divisions, which, in either case, may have, in whole or in part, investment objectives and strategies that may be similar to or overlap with those of the Fund (such entities, business units or divisions are referred to collectively as, “Other Investment Vehicles”). The Fund may at times compete with the Other Investment Vehicles for certain investments and the returns of each of the Other Investment Vehicles will likely differ materially from the returns of the Fund.

The results of the investment activities of the Fund may differ significantly from the results achieved by Goldman Sachs for its own benefit and from the results achieved by Other Investment Vehicles based on the investment strategies employed by such investors.

Subject to applicable law, including the 1940 Act, Other Investment Vehicles and other areas within Goldman Sachs may invest alongside the Fund. In allocating any investment opportunities, the Investment Adviser will take into account numerous factors, in its discretion. Any such investments made alongside the Fund may or may not be in proportion to the relevant commitments of the investing parties. As a result, investment returns may vary materially among the Fund and Other Investment Vehicles and other areas of Goldman Sachs that invest alongside the Fund.

Market Volatility. The value of any public securities in which the Fund may directly or indirectly invest varies in response to many factors. Factors specific to a company could result in a decrease in the value of the company’s securities. Factors specific to the industry in which the company participates can have a similar effect. The value of a company’s securities can also be adversely affected by changes in financial markets generally that are unrelated to the company itself or its industry. Current economic conditions in some cases have produced downward pressure on security prices and credit availability for certain companies without regard to those companies’ underlying financial strength. In addition, certain options and other equity-related instruments may be subject to additional risks, including liquidity risk, counterparty credit risk, legal risk and operations risk, may involve significant economic leverage and, in some cases, may be subject to significant risks of loss. These factors and others can cause significant fluctuations in the prices of the securities in which the Fund may directly or indirectly invest and can result in adverse effects on the Fund’s returns.
Effects of Economic Conditions on the Fund and Its Investments. The Fund and its investments may be adversely affected by the deterioration of and uncertainty in the financial markets and economic conditions throughout the world, some of which may magnify the risks described in this prospectus and have other adverse effects. These market conditions have resulted in volatility and illiquidity in the global equity, credit and debt markets generally. While these conditions may create increased investment opportunities for the Fund, certain securities may become less liquid, more difficult to value and thus harder to liquidate.

The duration and ultimate effect of market conditions cannot be forecast, nor is it known whether or the degree to which such conditions may improve or worsen. Although the deterioration of market conditions and uncertainty regarding economic markets generally could result in the Fund acquiring investments on more favorable terms, such conditions may also result in declines in the market values of the Fund’s existing investments. Furthermore, the credit markets tend to be volatile and the availability of indebtedness may be difficult to ascertain. As a result, the Fund may be unable to borrow sufficiently. This may have an adverse effect on the Fund’s ability to acquire and dispose of investments as well as on the returns associated with its investments.
Foreign Risk. When the Fund invests in foreign securities, it may be subject to risk of loss not typically associated with U.S. issuers. Loss may result because of more or less foreign government regulation; less public information;

less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from, among other things, deteriorating economic and business conditions in other countries, including the United States, regional and global conflicts, the imposition of exchange controls (including repatriation restrictions), sanctions, foreign taxes, confiscation of assets and property, trade restrictions (including tariffs), expropriations and other government restrictions by the United States or other governments, higher transaction costs, difficulty enforcing contractual obligations or from problems in share registration, settlement or custody. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is impossible to predict. These types of measures may include, but are not limited to, banning a sanctioned country from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing the assets of particular countries, entities, or persons. The imposition of sanctions and other similar measures could, among other things, cause a decline in the value and/or liquidity of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country, downgrades in the credit ratings of the sanctioned country or companies located in or economically tied to the sanctioned country, devaluation of the sanctioned country’s currency, and increased market volatility and disruption in the sanctioned country and throughout the world. Sanctions and other similar measures could limit or prevent the Fund from buying and selling securities (in the sanctioned country and other markets), significantly delay or prevent the settlement of securities transactions, and significantly impact the Fund’s liquidity and performance. The Fund or the Investment Adviser may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding sanctions, repatriation restrictions, confiscation of assets and property, expropriation or nationalization. Geopolitical developments in certain countries in which the Fund may invest have caused, or may in the future cause, significant volatility in financial markets. The Fund will also be subject to the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Foreign risks will normally be greatest when the Fund invests in securities of issuers located in, or otherwise economically tied to, emerging countries.

Emerging Markets. The Fund may invest in securities of issuers located in, or otherwise economically tied to, emerging countries. The securities markets of emerging countries are generally less liquid, developed and efficient, are subject to greater price volatility, and have smaller market capitalizations than the securities markets of the United States and developed non-U.S. markets. Emerging countries are generally located in Africa, Asia, the Middle East, Eastern Europe and Central and South America. Emerging markets may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. As a result, there could be less information available about issuers in emerging countries, which could negatively affect the Investment Adviser’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations has been extremely limited. The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited. Many emerging countries have experienced substantial rates of inflation for many years. Inflation and rapid fluctuations in inflation rates may continue to have very negative effects on the economies and securities markets of certain emerging countries. Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by protectionist measures imposed or negotiated by the countries with which they trade. The economies of countries with emerging markets may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the capacity of issuers of emerging country debt instruments to make payments on their debt obligations, regardless of their financial condition. There can be no assurance that adverse political changes will not cause a loss of any or all of any such investment and, in the case of fixed-income securities, interest thereon.

Lack of Financial Reporting Related to Non-U.S. Investments; Adverse Non-U.S. Taxes or Other Conditions. The Fund may invest in non-U.S. entities. Because non-U.S. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. This limitation may be particularly true for private equity investments, where there may be little or no publicly available information about private companies. In addition, financial data related to non-U.S. investments may be affected by both inflation and local accounting standards, and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund may be subject to tax, reporting and other filing obligations in non-U.S. jurisdictions in which non-U.S. companies reside or operate. In addition, non-U.S. securities markets, particularly in developing countries, may be substantially less liquid and have greater volatility than U.S. securities markets.

Geographic Risk. If the Fund focuses its investments in securities of issuers located in a particular country or region the Fund may be subjected to a greater extent than if investments were less focused, to the risks of volatile economic cycles and/or conditions and developments that may be particular to that country or region, such as: adverse securities markets; adverse exchange rates; adverse social, political, regulatory, economic, business, environmental or other developments; or natural disasters.
Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses have the potential to significantly affect the global economy. Terrorist attacks may also exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a Fund investment, directly or indirectly, may result in a liability far in excess of available insurance coverage. The Investment Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the Fund.

Investment and Repatriation Restrictions.  Foreign investment in securities of companies in certain of the countries in which the Fund may invest is restricted or controlled to varying degrees. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. Even where permitted, direct investments in certain companies may require significant government approvals under corporate, securities, foreign investment and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Fund. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions.

Hedging Instruments May Adversely Affect Overall Performance. The Fund’s use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities or more traditional investments of the Fund, depending upon the characteristics of the particular derivative and the Fund’s portfolio as a whole. Engaging in derivative transactions may entail investment exposures that are greater than their cost would suggest, and involves a risk of loss that could materially adversely affect the overall performance of the Fund. Please see “Borrowing” above.
Hedging strategies could involve a variety of derivative transactions, including futures, forward, swap, and option contracts or other financial instruments with similar characteristics, including forward foreign exchange contracts, interest rate swaps, credit default swaps and total return swaps, exchanges, caps and options (collectively “Hedging Instruments”). While hedging transactions may reduce the risks associated with an investment by the Fund, the transactions themselves entail risks that are different than those of the investments of the Fund. The risks posed by these transactions include interest rate risk, market risk, the risk that these complex instruments and techniques will not be successfully evaluated, monitored or priced, the risk that counterparties will default on their obligations, liquidity risk and leverage risk.

Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Thus, while the Fund may benefit from the use of Hedging Instruments, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if they had not used those Hedging Instruments.

The success of hedging transactions will be subject to the ability to correctly predict movements in and the direction of currency exchange rates, interest rates and public security prices. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary.

Currency Hedging Instruments may not be available for certain currencies or may not have a duration that matches the long-term nature of the underlying principal investment. The ability to trade in or exercise options may be restricted in the event that trading in the underlying securities becomes restricted.

The successful use of these hedging strategies depends upon the availability of a liquid market and appropriate Hedging Instruments, and there can be no assurance that the Fund will be able to close out a position when deemed advisable by the Investment Adviser. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Hedging transactions also involve additional costs and expenses, which may adversely affect the overall performance of the Fund. There can be no assurance that the Fund’s assets will engage in hedging transactions at any given time or from time to time, or that these transactions, if available, will be effective.
Nature of Distressed Investments. The Fund may invest in the securities and obligations of companies experiencing financial and/or operational distress, including debt obligations that are in covenant or payment default. Such investments are considered high-risk and speculative. Defaulted obligations might not be repaid at all or might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.

Bankruptcy. Given their financial situation, distressed companies also face increased risk that they may be involved in bankruptcy proceedings. There are a number of significant risks when investing in distressed companies that are or may be involved in bankruptcy proceedings, including adverse and permanent effects on a company, such as the loss of its market position and key personnel, otherwise becoming incapable of restoring itself as a viable entity and, if converted to a liquidation, a possible liquidation value of the company that is less than the value that was believed to exist at the time of the investment. Bankruptcy proceedings are often lengthy and difficult to predict and could adversely impact a creditor’s return on investment. The bankruptcy courts have extensive power and, under some circumstances, may alter contractual obligations of a bankrupt company. Shareholders, creditors and other interested parties are all entitled to participate in bankruptcy proceedings and will attempt to influence the outcome for their own benefit. Administrative costs relating to a bankruptcy proceeding will be paid out of the debtor’s estate prior to any returns to creditors. In addition, creditors (such as the Fund) can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by these actions, especially in the case of investments made prior to the commencement of bankruptcy proceedings. Also, certain claims, such as for taxes, may have priority by law over the claims of certain creditors. The Fund also may seek representation on creditors’ committees and, as a member of a creditors’ committee, may owe certain obligations generally to all creditors similarly situated that the committee represents, and it may be subject to various trading or confidentiality restrictions. In addition, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors.
Regulation and Treatment of the Fund as a Bank Holding Company Affiliate. Goldman Sachs is regulated as a “bank holding company” under the Bank Holding Company Act (the

“BHCA”), which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Goldman Sachs has elected to become a financial holding company under the BHCA and, as such, may engage in a broader range of financial and related activities, as long as Goldman Sachs continues to meet certain eligibility requirements.

The Fund is managed under the direction of the Board comprised of individuals, a majority of whom are independent of Goldman Sachs. As a result of this and other factors, the Fund will not be “controlled” by Goldman Sachs for BHCA purposes. If the Fund is not controlled by Goldman Sachs for BHCA purposes, the BHCA’s restrictions on Goldman Sachs’ activities and investments should not apply to the Fund.

However, if the Fund were deemed to be controlled by Goldman Sachs for bank regulatory purposes, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, may, among other things, restrict the transactions and relationships between the Investment Adviser, Goldman Sachs and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict investments and transactions by, and the operations of, the Fund. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities.
Speculative Position Limits. The U.S. Commodity Futures Trading Commission (the “CFTC”) and various exchanges have rules limiting the maximum net long or short positions which any person or group may own, hold or control in any given futures contract or option on such futures contract and a limited number of swaps. GSAM will need to consider whether the exposure created under these contracts might exceed the applicable limits in managing the Fund, and the limits may constrain the ability of the Fund to use such contracts.

Error and Error Correction Policies. The Investment Adviser will report to the Board any material breaches of the Fund’s investment objective, policies or restrictions and any material errors in the calculation of the NAV of the Fund. Depending on the nature and size of an error, corrective action may or may not be required. Corrective action may involve a prospective correction of the NAV. The Investment Adviser’s error policy and the Fund’s NAV error correction policy limit or restrict when corrective action will be taken. As discussed in more detail under the section entitled “How Are Shares Priced?,” the Fund’s portfolio securities may be priced based on quotations for those securities provided by pricing services and Non-Traded Funds which may be priced on a delayed basis. There can be no guarantee that a quotation provided by a pricing service or Non-Traded Fund will be accurate. Each of the Investment Adviser and the Fund may at any time, in its discretion and without notice to shareholders, amend or supplement its error and NAV error correction policies.

Potential Conflicts of Interest with Other Businesses of Goldman Sachs. There are significant potential conflicts of interest that could negatively impact the Fund’s investment returns. A number of these potential conflicts of interest with affiliates of the Investment Adviser and Goldman Sachs are discussed in more detail elsewhere in this Prospectus.

Goldman Sachs is a leading global financial institution that provides investment banking, securities and investment management services to a diversified client base, including companies and high-net-worth individuals, among others. As such, it acts as an investor, investment banker, research provider, investment manager, financier, adviser, market maker, trader, prime broker, derivatives dealer, lender, counterparty, agent and principal. In those and other capacities, Goldman Sachs and its affiliates advise clients in all markets and transactions and purchase, sell, hold and recommend a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own accounts or for the accounts of their customers, and have other direct and indirect interests in the global fixed income, currency, commodity, equity, bank loans and other markets in which the Fund invests or may invest. Such additional businesses and interests will likely give rise to potential conflicts of interest and may restrict the way the Fund operates. For example, (1) the Fund may not be able to conduct transactions relating to investments in portfolio companies because the Investment Adviser is not permitted to obtain or use material nonpublic information in effecting purchases and sales in public securities transactions for the Fund or (2) Goldman Sachs, the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with the Fund (subject to any limitations under the law), and/or may compete for commercial arrangements or transactions in the same types of companies, assets, securities or other assets or instruments as the Fund. Transactions by, advice to and activities of such accounts (including potentially Goldman Sachs acting on a proprietary basis), may involve the same or related affiliates, securities or other assets or instruments as those in which the Fund invests and may negatively affect the Fund (including the Fund’s ability to engage in a transaction or other activities) or the prices or terms at which the Fund’s transactions or other activities may be effected. For example, Goldman Sachs may be engaged to provide advice to an account that is considering entering into a transaction with the Fund, and Goldman Sachs may advise the account not to pursue the transaction with the Fund, or otherwise in connection with a potential transaction provide advice to the account that would be adverse to the Fund.

In addition, subject to applicable law, GS&Co. may, to the extent permitted by applicable law, including the limitations set forth in Section 17(e) of the 1940 Act, receive compensation from the Fund or from its borrowers if the Fund makes any investments based on opportunities that such employees or personnel of GS&Co. have referred to the Fund. Such compensation might incentivize GS&Co. or its employees or personnel to refer opportunities or to recommend investments that might otherwise be unsuitable for the Fund. Further, any such compensation paid by the Fund, or paid by the borrower (to which the Fund would otherwise have been entitled) in connection with such investments, may negatively impact the Fund’s returns. Furthermore, Goldman Sachs is currently, and in the future expects to be, raising capital for new public and private investment vehicles that have, or when formed will have, the primary purpose of directly originating senior secured corporate credit. These investment vehicles, as well as existing investment vehicles (including other accounts), will compete with the Fund for investments. Although the Investment Adviser and its affiliates will endeavor to allocate investment opportunities among its clients, including the Fund, in a fair and equitable manner and consistent with applicable allocation procedures, it is expected that, in the future, the Fund may not be given the opportunity to participate in investments made by other accounts or that the Fund may participate in such investments to a lesser extent due to participation by such other accounts.

Subject to applicable law, the Fund, Goldman Sachs and other client accounts managed by the Investment Adviser (“Accounts”) can make negotiated co-investments pursuant to an exemptive order from the SEC permitting the Fund to do so (the “Relief”). As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.

If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.

The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the

Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.

In addition, Goldman Sachs or another investment account or vehicle managed or controlled by Goldman Sachs or another client of the Investment Adviser may hold securities, loans or other instruments of a portfolio company in a different class or a different part of the capital structure than securities, loans or other instruments of such portfolio company held by the Fund. As a result, Goldman Sachs or such other investment account or vehicle or such other client of the Investment Adviser may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, on behalf of its own account, that could have an adverse effect on the Fund. In addition, to the extent Goldman Sachs has invested in a portfolio company for its own account, Goldman Sachs may limit the transactions engaged in by the Fund with respect to such portfolio company or issuer for reputational, legal, regulatory or other reasons.

Legal, Tax and Other Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the shareholders. Recent economic events have given rise to a political climate that may result in the Investment Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other

U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

The Fund and/or some or all of the shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the shareholders.

The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes, and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in this prospectus and that shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each shareholder is urged to consult its own tax advisors.

Tax Risk. Although the Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code, the Fund cannot assure shareholders that the Fund will be able to maintain RIC status. To obtain and maintain RIC status and be relieved of U.S. federal income taxes on income and gains distributed to its shareholders, the Fund must meet the annual distribution, source-of-income and asset diversification requirements described below.

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The annual distribution requirement for a RIC will be satisfied if the Fund distributes to its shareholders on an annual basis at least 90% of its investment company taxable income for each taxable year. Because the Fund expects to use debt financing, the Fund expects to be subject to an asset coverage ratio requirement under the 1940 Act, and the Fund expects to be subject to certain financial covenants contained in its credit agreements and other debt financing agreements. This asset coverage ratio requirement and these financial covenants could, under certain circumstances, restrict the Fund from making distributions to its shareholders that are necessary for the Fund to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, and thus is unable to make sufficient distributions to its shareholders, the Fund could fail to maintain its status for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes).

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The source-of-income requirement will be satisfied if at least 90% of the Fund’s gross income for each year is derived from dividends, interest, gains from the sale of stock or securities or certain other similar sources.

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The asset diversification requirement will be satisfied if, at the end of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other acceptable securities, and no more than 25% of the value of the Fund’s assets is invested in the securities (other than U.S. government securities or securities of other RICs) of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund’s having to dispose of certain investments quickly in order to prevent the loss of the Fund’s RIC status.

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If the Fund fails to maintain its RIC status for any reason and does not qualify for certain relief provisions under the Code, the Fund would be subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). In this event, the resulting taxes could substantially reduce the Fund’s Net Assets, the amount of the Fund’s income available for distribution and the amount of the Fund’s distributions to its shareholders, which would have a material adverse effect on the Fund’s financial performance and its shareholders’ return on their investments in the Fund. For additional discussion regarding the tax implications of a RIC, see “Taxation.”

Uncertain Tax Treatment. The Fund will, from time to time, invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are uncertain on the tax accounting for distressed debt, including when the Fund will cease to accrue interest, original issue discount (“OID”) or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund invests in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund will, from time to time, be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund will have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes in such circumstances. The Fund may also be required to recognize items of taxable income and gain and to make distributions to shareholders prior to the time that any corresponding cash distributions are made to or by the Fund and certain Underlying Funds that are classified as partnerships for U.S. federal income tax purposes. Accordingly, the Fund will, from time to time, be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund will, from time to time, realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its Shareholders may receive larger capital gain distributions than they would in the absence of such transactions. The required recognition of such non-cash investments may also have a negative impact on the Fund’s liquidity.

Other Regulatory. The Fund is registered as an investment company under the 1940 Act. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund may use derivatives that are subject to regulation by the CFTC. Because of this exposure to CFTC-regulated derivatives, the Investment Adviser could become subject to regulation as a “commodity pool operator” under the Commodity Exchange Act, as amended (the “CEA”), and the CFTC’s rules and regulations with respect to the operations of the Fund. However, The Investment Adviser has claimed an exclusion with respect to the Fund from the definition of the term “commodity pool operator” under the CEA and, therefore, is not currently subject to registration or regulation as a pool operator under that CEA with respect to the Fund. If the Fund were to be subject to registration or regulation as a commodity pool operator under the CEA, the Fund may incur compliance and other expenses or otherwise disadvantage the Fund.

Market Risk. The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors, governments or countries and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries, countries or regions, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries, countries or regions.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. Furthermore, local, regional and global events such as war, military conflict, geopolitical disputes, acts of terrorism, social or political unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, tariffs and other restrictions on trade, sanctions or the spread of infectious illness or other public health threats, or the threat of one or more such events and developments, could also adversely impact issuers, markets and economies, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.

Counterparty Risk. Many of the protections afforded to cleared transactions, such as the security afforded by transacting through a clearing house, might not be available in connection with certain over-the-counter transactions. Therefore, in those instances in which the Fund enters into certain over-the-counter transactions, the Fund will be subject to the risk that its direct counterparty will not perform its obligations under the transactions and that the Fund will sustain losses. However, recent regulatory developments require margin on certain uncleared over-the-counter transactions which may reduce, but not eliminate, this risk.

Co-Investments. The Fund may make co-investments alongside managers with whom the External Investing Group (“XIG”) has a relationship. The secondary market for co-investments is highly competitive, and successfully sourcing such investments can be difficult given the high level of investor demand some investment opportunities receive. Even if these investment opportunities and managers are identified, there is no assurance that the Fund’s bids to acquire interests in such investments, which interests are often difficult to value, will be successful; and, upon a successful bid, legal or contractual transfer restrictions, including rights-of-first-refusal, change-of-control, and other similar provisions applicable to such investments (and which may have been granted in favor of other affiliates of Goldman Sachs or investment vehicles in which they may have invested), may prevent the Fund from acquiring all or a portion of such investments. In addition, the Investment Adviser may not be able to obtain as favorable terms as it would otherwise in a less competitive investment environment. The Fund may incur significant expenses investigating potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party advisors.

The Fund’s co-investments may include an unfunded commitment to invest equity capital in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Underlying Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in liquid investments, pending the calling of these unfunded commitments.
Special Situation Investments Risk. The Fund may make investments in event-driven situations such as recapitalizations, financings, corporate and financial restructurings, acquisitions, divestitures, reorganizations or other situations in public or private companies that may provide the Fund with an opportunity to provide debt and/or equity financing, typically on a negotiated basis. The Investment Adviser will seek special situation investment opportunities with limited downside risk relative to their potential upside. These investments are complicated and an incorrect assessment of the downside risk associated with an investment could result in significant losses to the Fund.
Private Company Investments Risk. Private companies are not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Investment Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives. The securities of private portfolio companies are illiquid, making it difficult for the Fund to sell such investments.
Valuation Risk. Market prices may not be readily available for some of the Fund’s investments. The value of such securities is determined by fair valuations determined by the Board’s valuation designee pursuant to procedures governing the valuation of portfolio securities adopted by the Board. Proper valuation of such securities may require more reliance on the judgment of the Investment Adviser than for valuation of securities for which an active trading market exists.

Unsecured Debt, including Mezzanine Debt. The Fund’s unsecured debt investments, including mezzanine debt investments, generally will be subordinated to senior debt in the event of an insolvency. This may result in an above average amount of risk and loss of principal.

Non-Investment Grade Fixed Income Securities Risk. Non-investment grade fixed income securities and unrated securities of comparable credit quality (commonly known as “junk bonds”) are considered speculative and are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less liquidity. The Fund may purchase the securities or obligations of issuers that are in default.
Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, securities, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References. Investments in structured securities may provide exposure to certain securities or markets in situations where regulatory or other restrictions prevent direct investments in such issuers or markets.
The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference, effectively leveraging the Fund’s investments so that small changes in the value of the Reference may result in disproportionate gains or losses to the Fund. Consequently, structured securities may present a greater degree of market risk than many types of securities and maybe more volatile, less liquid and more difficult to price accurately than less complex securities. Structured securities are also subject to the risk that the issuer of the structured securities may fail to perform its contractual obligations. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in structured securities may be subject to the limits applicable to investments in other investment companies.
Structured securities are considered hybrid instruments because they are derivative instruments the value of which depends on, or is derived from or linked to, the value of an underlying asset, interest rate index or commodity. Commodity-linked notes are hybrid instruments because the principal and/or interest payments on those notes is linked to the value of the individual commodities, futures contracts or the performance of one or more commodity indices.
Structured securities include, but are not limited to, equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked notes combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Upon the maturity of the note, the holder generally receives a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. For example, a note may guarantee the repayment of the original principal amount invested (even if the underlying linked securities have negative performance during the note’s term), but may cap the maximum payment at maturity at a certain percentage of the issuance price or the return of the underlying linked securities. Alternatively, the note may not guarantee a full return on the original principal, but may offer a greater participation in any capital appreciation of the underlying linked securities. The terms of an equity linked note may also provide for periodic interest payments to holders at either a fixed or floating rate. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and policies.
CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.
CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changing interest rates and other developments impacting the commercial real estate market, such as changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in real estate tax rates and other operating expenses, population shifts and other demographic changes, increasing vacancies (potentially for extended periods), reduced demand for commercial and office space as well as maintenance or tenant improvement costs and costs to convert properties for other uses, changes in governmental rules, regulations and fiscal policies, acts of God, terrorist threats and attacks, and social unrest and civil disturbances. These developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. These developments could also result in reduced liquidity for CMBS and other real estate-related investments. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of CMBS (e.g., the Coronavirus Aid, Relief, and Economic Security (CARES) Act). Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted residential mortgage loan included in a pool of residential mortgage loans backing such residential CMBS. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in respect of residential mortgage loans which collateralize CMBS held by the Fund, delay the timing or reduce the amount of recoveries on defaulted residential mortgage loans which collateralize CMBS held by the Fund, and consequently, could adversely impact the yields and distributions the Fund may receive in respect of its ownership of CMBS collateralized by residential mortgage loans.
Other Regulated Investment Companies Risk. By investing in other investment companies (including ETFs) indirectly through the Fund, investors will incur a proportionate share of the expenses of the other investment companies held by the Fund (including operating costs and investment management fees) in addition to the fees and expenses regularly borne by the Fund. In addition, the Fund will be affected by the investment policies, practices and performance of such investment companies in direct proportion to the amount of assets the Fund invests therein.
Restricted and Illiquid Investments Risk. The Fund may invest in illiquid investments, which are investments that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. The Fund may purchase Rule 144A Securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. Investing in Rule 144A Securities may decrease the liquidity of the Fund’s portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid investments normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Investments purchased by the Fund, particularly debt securities and over-the-counter traded instruments that are liquid at the time of purchase, may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy, or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to over-the-counter traded securities, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the instruments.

In cases where no clear indication of the value of the Fund’s portfolio instruments is available, the portfolio instruments will be valued at their fair value according to the valuation procedures approved by the Board. These cases include, among others, situations where a security or other asset or liability does not have a price source.
Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future. Stock prices may fluctuate from time to time in response to the activities of individual companies and in response to general market and economic conditions. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the stock prices of such companies may suffer a decline in response.
Preferred Stock, Warrants and Stock Purchase Rights. The Fund may invest in preferred stock, warrants and stock purchase rights (or “rights”). Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
Convertible Securities Risk. The market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock or other security. A unique feature of convertible securities is that as the market price of the underlying security declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying security. When the market price of the underlying security increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying security.
Call/Prepayment Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) earlier than expected. This may happen when there is a decline in interest rates, when credit spreads change, or when an issuer’s credit quality improves. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
Credit/Default Risk. An issuer or guarantor of fixed income securities or instruments held by the Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal or default on any other obligation. The credit quality of the Fund’s portfolio securities or instruments may meet the Fund’s credit quality requirements at the time of purchase but then deteriorate thereafter, and such a deterioration can occur rapidly. In certain instances, the downgrading or default of a single holding or guarantor of the Fund’s holding may impair the Fund’s liquidity and have the potential to cause significant deterioration in NAV. These risks are heightened in market environments where interest rates are rising as well as in connection with the Fund’s investments in non-investment grade fixed income securities.
Extension Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to reinvest in higher yielding securities.
Interest Rate Risk. When interest rates increase, fixed income securities or instruments held by the Fund (which may include inflation protected securities) will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation and changes in general economic conditions. Changing interest rates may have unpredictable effects on the markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates and/or volatility. In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. Funds with longer average portfolio durations will generally be more sensitive to changes in interest rates than funds with a shorter average portfolio duration. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by the Fund.

It is difficult to predict the magnitude, timing or direction of interest rate changes and the impact these changes will have on the markets in which the Fund invests.

LIBOR Risk. The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as Secured Overnight Financing Rate (“SOFR”), a term SOFR rate published by CME Group Benchmark Administration Limited (CBA) calculated using certain derivatives markets (“Term SOFR”), another rate determined using SOFR values, Euro Interbank Offered Rate (“EURIBOR”) and other similar types of reference rates (each, a “Reference Rate”). All settings of London Interbank Offer Rate (“LIBOR”) have ceased to be published and the Fund has transitioned to successor or alternative reference rates as necessary. This transition and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition.

Mid-Cap and Small-Cap Risk. The securities of mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Both mid-capitalization and small-capitalization companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund’s portfolio. Generally, the smaller the company size, the greater these risks become.

Initial Public Offerings (“IPOs”) Risk. The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When the Fund’s asset base is small, a significant portion of the Fund’s performance could be attributable to investments in IPOs, because such investments could have a magnified impact on the Fund. As the Fund’s assets grow, the effect of the Fund’s investments in IPOs on the Fund’s performance will likely decline, which could reduce the Fund’s performance.
Pre-IPO Investments Risk. Pre-IPO companies typically have limited operating histories, narrower, less established product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns. Such companies may experience operating losses, which may be substantial, and there can be no assurance when or if such companies will operate at a profit. At the time of the Fund’s investment, there is generally little publicly available information about these businesses since they are primarily privately owned and the Fund may only have access to the company’s actual financial results as of and for the most recent quarter end or, in certain cases, the quarter end preceding the most recent quarter end. There can be no assurance that the information that the Fund does obtain with respect to any investment is reliable. Pre-IPO companies may have limited financial resources and may be unable to meet their obligations under their existing credit facilities (to the extent that such facilities exist), which may lead to equity financings, possibly at discounted valuations, in which the Fund could be substantially diluted if the Fund does not, or cannot, participate in such financings. Failing to meet such obligations may also lead to bankruptcy or liquidation and may result in a reduction in value or loss of the Fund’s investment. Pre-IPO companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on the Fund. Continued global economic uncertainty could also result in investors becoming more risk-averse, which in turn could reduce the amount of growth capital available to the companies from both existing and new investors, could adversely affect their operating performance, and could delay liquidity paths (for example, an IPO or strategic sale/merger) for the companies. It may be difficult for the Fund to sell these investments, subjecting the Fund to liquidity risk. The securities of private portfolio companies are illiquid, and the inability of these portfolio companies to complete an IPO within the targeted time frame will extend the holding period of the Fund’s investments and may adversely affect the value of these investments.

Global Financial Markets Risk. Global economies and financial markets are becoming increasingly interconnected and political and economic conditions (including recent instability and volatility) and events (including natural disasters) in one country, region or financial market may adversely impact issuers in a different country, region or financial market. As a result, issuers of securities held by the Fund may experience significant declines in the value of their assets and even cease operations. Such conditions and/or events may not have the same impact on all types of securities and may expose the Fund to greater market or liquidity risk or cause difficulty in valuing portfolio instruments held by the Fund. This could cause the Fund to underperform other types of investments.

The severity or duration of such conditions and/or events may be affected by policy changes made by governments or quasi-governmental organizations. Recent instability in the financial markets has led governments across the globe to take a number of unprecedented actions designed to support the financial markets. Future government regulation and/or intervention may also change the way in which the Fund is regulated and could limit or preclude the Fund’s ability to achieve its investment objective. For example, one or more countries that have adopted the euro may abandon that currency and/or withdraw from the EU, which could disrupt markets and affect the liquidity and value of the Fund’s investments, regardless of whether the Fund has significant exposure to European markets. In addition, governments or their agencies may acquire distressed assets from financial institutions and acquire ownership interests in those institutions, which may affect the Fund’s investments in ways that are unforeseeable.

In addition, in the U.S., total public debt as a percentage of gross domestic product has grown rapidly since the beginning of the financial downturn. High levels of national debt may raise concerns that the U.S. government will be unable to pay investors at maturity, may cause declines in currency valuations and may prevent the U.S. government from implementing effective fiscal policy.

Swaps Risk. The use of swaps is a highly specialized activity which involves investment techniques, risk analyses and tax planning different from those associated with ordinary portfolio securities transactions. The Fund’s transactions in swaps may be significant. These transactions can result in sizeable realized and unrealized capital gains and losses relative to the gains and losses from the Fund’s direct investments in securities and short sales.

Transactions in swaps can involve greater risks than if the Fund had invested in securities directly since, in addition to general market risks, swaps may be leveraged and subject to illiquidity risk, counterparty risk, credit risk, pricing risk, operational risk and legal risk. Regulators also may impose limits on an entity’s or group of entities’ positions in certain swaps. However, certain risks are reduced (but not eliminated) if the Fund invests in cleared swaps, which are transacted through a futures clearing merchant and cleared through a clearinghouse that serves as a central counterparty. Because uncleared bilateral swap agreements are two-party contracts and because they may have terms of greater than seven days, these swaps may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap (including any margin the Fund may have posted in connection with establishing the swap position) in the event of the default or bankruptcy of a swap counterparty. Many swaps are complex and valued subjectively. Swaps and other derivatives may also be subject to pricing or “basis” risk, which exists when the price of a particular derivative diverges from the price of corresponding cash market instruments. Under certain market conditions it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity.

If a swap transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.

The value of swaps can be very volatile, and a variance in the degree of volatility or in the direction of securities prices from the Investment Adviser’s expectations may produce significant losses in the Fund’s investments in swaps. In addition, a perfect correlation between a swap and a security position may be impossible to achieve. As a result, the Investment Adviser’s use of swaps may not be effective in fulfilling the Investment Adviser’s investment strategies and may contribute to losses that would not have been incurred otherwise.

Futures Contracts and Options and Swaps on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A swap on a futures contract provides an investor with the ability to gain economic exposure to a particular futures market; however, unlike a futures contract that is exchange-traded, a swap on a futures contract is an over-the-counter transaction. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Fund may engage in futures transactions on U.S. and foreign exchanges.

The Fund may, to the extent consistent with its investment policies, purchase and sell futures contracts, purchase and write call and put options on futures contracts and enter into swaps on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options.

Futures contracts and related options and swaps present the following risks:

•
While the Fund may benefit from the use of futures and options and swaps on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts, options transactions or swaps.

•
Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.

•
The loss incurred by the Fund in entering into futures contracts and in writing call options and entering into swaps on futures is potentially unlimited and may exceed the amount of the premium received.

•	Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV.

•	As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.

•	Futures contracts and options and swaps on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

•	Foreign exchanges may not provide the same protection as U.S. exchanges.

When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government Securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency.

If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.

The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.
Reverse Repurchase Agreements. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at a mutually agreed upon date and price (including interest). Reverse repurchase agreements may be entered into when the Investment Adviser expects that the return to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding Shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.
Under SEC requirements, the Fund needs to aggregate the amount of indebtedness associated with its reverse repurchase agreements and similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions for purposes of Rule 18f-4 under the 1940 Act.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.

Management Fee	In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee (the “Management Fee”) at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated.

Plan of Distribution	Goldman Sachs & Co. LLC (“GS&Co.” or the “Distributor”), located at 200 West Street, New York, New York 10282, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor also may enter into selling agreements with certain financial intermediaries, including banks, trust companies, brokers, registered investment advisers and other financial institutions (“Intermediaries”), for the sale and distribution of the Fund’s Shares. While Class I Shares do not impose a front-end sales charge, if you purchase Class I Shares through certain Intermediaries, they may directly charge you transaction or other fees in such amount as they may determine.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

If you purchase the Fund through an Intermediary, the Fund and/or its related companies may pay the Intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Intermediary’s website for more information.

Distribution and Servicing Fee	Certain share classes of the Fund pay to the Distributor a distribution and/or service fee, payable monthly in arrears, based on a percentage of the Fund’s average daily net assets attributed to such share class as set forth below. As used throughout this prospectus, “Distribution and Servicing Fee” shall refer, collectively, to the fee for distribution-related services and the fee for shareholder services. The Distribution and Servicing Fee for any partial month will be appropriately prorated.

Share Class	Distribution Services	Shareholder Services	Maximum Distribution- Related and Shareholder Services
Class A	0.25%	0.25%	0.25%
Class C	0.75%	0.25%	1.00%
Class I	N/A	N/A	N/A
Class L	0.25%	0.25%	0.50%
Class W	0.25%	0.25%	0.25%

The Distributor may pay various Intermediaries substantially all of the Distribution and Servicing Fee, which they will use to compensate their representatives for sales and/or support services.
The Distributor, or its affiliates, may directly place certain classes of Shares in the Fund, and for such directly-placed shares, will retain all or a portion of the Distribution and Servicing Fee (as applicable).

Distributions; Timing of Distributions
Subject to the terms of any financing arrangements or other obligations or Preferred Shares (defined below), the Fund, in its sole discretion, generally intends to make quarterly distributions to shareholders at rates that reflect the past and projected net income of the Fund. In addition, the Fund may occasionally make a distribution at a time when it is not normally made. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short-and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls and borrowings and dividends payable on any Preferred Shares issued by the Fund). For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The Fund intends to distribute each year all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding Preferred Shares). The initial distribution will be declared on a date determined by the Board. To permit the Fund to maintain more stable distributions, the Fund’s distribution rates will be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular quarter may be more or less than the amount of cash available to the Fund for distribution for that period.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time and may do so without prior notice to common shareholders. Payment of future distributions is subject to approval by the Board, as well as meeting the covenants under any credit facilities and the asset coverage requirements of the 1940 Act. See “Additional Information About the Fund—Distributions.”

Dividend Reinvestment Plan	Common shareholders will automatically have all dividends and distributions net of any applicable withholding taxes reinvested in Shares of the Fund in accordance with the Fund’s dividend reinvestment plan (the “Dividend Reinvestment Plan”), unless an election is made to receive cash by contacting the Plan Agent (as defined herein), at 1-800-526-7384. See “Additional Information about the Fund—Dividend Reinvestment Plan.”

Periodic Repurchase Offers	The Fund operates as an “interval fund,” a type of fund which, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, to the extent that the Fund engages in repurchase offers, such offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”

Preferred Shares	Although the Fund has no intention of issuing preferred Shares (“Preferred Shares”) within one year of the date of this Prospectus, the Fund may offer Preferred Shares as a means of providing leverage to the Fund in an aggregate amount of up to 50% of the Fund’s Managed Assets immediately after such issuance. Shareholders will not have any preemptive rights to purchase any Preferred Shares that may be issued.

Furthermore, while any Preferred Shares or debt securities are outstanding, the Fund may be prohibited from making distributions to shareholders unless it meets the applicable asset coverage ratio at the time of the distribution.

By way of clarification, Preferred Shares are not considered “Shares,” as such term is used in this prospectus.

Expenses
The Fund shall bear all of its own expenses, including without limitation: the Management Fee; the Distribution and Servicing Fee, as applicable; expenses (including financing, due diligence, travel and other costs) related to the acquisition, holding, monitoring and disposition of the Fund’s portfolio investments; accounting, audit and tax preparation fees and expenses; administrative expenses and fees; legal fees and expenses; transfer agency fees and expenses; custody fees and expenses; the costs of any errors and omissions/directors and officers liability insurance or any fidelity bond; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; interest expenses; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

With respect to each share class, the Investment Adviser has agreed to reduce or limit “Other Operating Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.354% of the Fund’s average daily net assets attributed to such class through at least January 28, 2027, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees. Other Operating Expenses are defined below under the “Fee Table.”

Except as set forth herein or in another agreement between the Fund and the Investment Adviser, the Investment Adviser will bear all of its costs incurred in providing services to the Fund.

Underlying Fund Fees and Expenses	The Fund will indirectly bear, as applicable, the management fees and carried interest allocations (or equivalent) of the Underlying Funds and certain other portfolio investments; the expenses of the Underlying Funds and certain other portfolio investments, including without limitation, investment-related expenses, non-investment related interest expense, administrative expenses and fees and disbursements of attorneys and accountants engaged on behalf of the Underlying Funds and certain other portfolio investments, and other ordinary and extraordinary expenses.

Managers of Private Real Estate Investment Funds generally charge their Private Real Estate Investment Funds (a) a management fee of between 0.5% and 1.5% of capital committed or assets under management and (b) a performance allocation of between 10% and 20% of net profits after a preferred return or “hurdle rate” of between 6% and 10%. Managers of other portfolio investments may charge similar fees and allocations. These fees and performance allocations, as well as any other expenses incurred by the Private Real Estate Investment Funds and other portfolio investments, will be passed through to the Fund and thereby to Fund shareholders.

Leverage	The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act, including as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, and to facilitate the Fund’s hedging activities. The Fund will be limited in its ability to borrow (or guarantee other obligations) to amounts such that the Fund’s asset coverage ratio (as defined in the 1940 Act) would be less than 300%, calculated at the time of such incurrence (i.e., the value of the Fund’s total assets less liabilities other than the principal amount represented by indebtedness must be at least 300% of the principal amount represented by indebtedness at the time of incurrence). Subject to the restrictions of the 1940 Act, the Fund may also engage in leverage through the use of one or more partnerships or other pass-through entities in which the sole beneficial interest holder is the Fund. To the extent permitted by applicable law including the 1940 Act, the Fund may guarantee the obligations of these investment vehicles and/or assign and pledge assets of the Fund to these investment vehicles in order to secure borrowings or other leverage. On or around June 23, 2020, the Fund entered into a margin loan agreement with The Bank of Nova Scotia that established a revolving credit facility with an initial commitment of up to $35 million. On April 1, 2022 the commitment under the revolving credit facility was increased to $75 million. Additionally, on January 8, 2021, the Fund entered into an agreement with JPMorgan Chase Bank that established a revolving credit facility with an initial commitment of up to $20 million.

The Private Real Estate Investment Funds, in which the Fund invests may utilize leverage in their investment or operational activities. Such borrowings, however, are not subject to the aforementioned asset coverage ratio test.

Accordingly, the Fund may be exposed to the risk of highly leveraged investment programs and strategies. See “Fund Fees and Expenses” and “Principal Risks of the Fund—Borrowing.”

Risks and Potential Conflicts of Interest	An investment in the Fund involves a significant degree of risk, including the risk of a complete loss of capital, and shareholders should be aware that conflicts of interest may arise in connection with the operation of the Fund. Please see “Principal Risks of the Fund” beginning on page 120 and “Potential Conflicts of Interest” in the SAI. Prospective investors should consult with their independent legal counsel and other advisors before deciding whether to invest in the Fund.

Certain Tax Considerations
The Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes to its shareholders as dividends if the Fund meets certain source of income, distribution and asset diversification requirements. The Fund intends to timely distribute to its shareholders substantially all of its annual taxable income for each year, except that the Fund may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, the Fund may choose to carry forward taxable income for distribution in the following year, in each case the Fund will pay any applicable U.S. federal income and/or excise tax. In addition, the distributions the Fund pays to its shareholders in a year may exceed the Fund’s net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The portion of a distribution constituting a return of capital is not subject to taxation. It has the effect of reducing the amount of a shareholder’s tax basis in such shareholder’s Shares. When a shareholder sells Shares in the Fund, the amount, if any, by which the sales price exceeds the shareholder’s basis in the Fund’s Shares is gain subject to tax. To the extent that the amount of any return of capital distribution exceeds the shareholder’s basis in such shareholder’s Shares, the excess will be treated as gain from a sale or exchange of the Shares.
Each prospective investor is urged to consult its tax advisors with respect to the specific U.S. federal, state, local and non-U.S. tax and/or filing consequences of an investment in the Fund.

Please see “Principal Risks of the Fund—Tax Risks” above and the section entitled “Certain Tax Considerations and Risks” in the SAI.

Limitation on Liability of the Investment Adviser	The Investment Management Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Investment Management Agreement relates, except a loss resulting from the Investment Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by the Investment Adviser of its obligations and duties under the Investment Management Agreement.

Fiscal and Tax Year End	The Fund’s fiscal year for financial reporting purposes and taxable year are each the 12‑month period ending on September 30.

Reports to Shareholders	As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to shareholders for tax purposes will be furnished to shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Auditors	PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements.

Transfer Agent, Custodian and Administrator	GS&Co. serves as the transfer agent of the Fund (“Transfer Agent”). The Bank of New York Mellon (“BNY”) serves as the Fund’s Custodian and Administrator.

FUND FEES AND EXPENSES
General
The Fund shall bear all of its own expenses, including without limitation: the Management Fee; the Distribution and Servicing Fee, as applicable; expenses (including financing, due diligence, travel and other costs) related to the acquisition, holding, valuation, monitoring and disposition of the Fund’s portfolio investments; accounting, audit and tax preparation fees and expenses; administrative fees and expenses; legal fees and expenses; transfer agency fees and expenses; custody and escrow fees and expenses; the costs of any errors and omissions/directors and officers liability insurance or any fidelity bond; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; interest expenses; credit facility commitment fees; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.
The Fund will indirectly bear, as applicable, the management fees and carried interest allocations (or equivalent) of the Underlying Funds and certain other portfolio investments; the expenses of the Underlying Funds and certain other portfolio investments, including without limitation, investment-related expenses, non-investment related interest expense, administrative expenses and fees and disbursements of attorneys and accountants engaged on behalf of the Underlying Funds and certain other portfolio investments, and other ordinary and extraordinary expenses.
Managers of Private Real Estate Investment Funds generally charge their Private Real Estate Investment Funds (a) a management fee of between 0.5% and 1.5% of capital committed or assets under management and (b) a performance allocation of between 10% and 20% of net profits after a preferred return or “hurdle rate” of between 6% and 10%. Managers of other portfolio investments may charge similar fees and allocations. These fees and performance allocations, as well as any other expenses incurred by the Private Real Estate Investment Funds and other portfolio investments, will be passed through to the Fund and thereby to Fund shareholders.
The Investment Adviser has agreed to reduce or limit “Other Operating Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.354% of the Fund’s average daily net assets attributed to such class through at least January 28, 2027, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees. Other Operating Expenses are defined below under the “Fee Table.”
Except as set forth herein or in another agreement between the Fund and the Investment Adviser, the Investment Adviser will bear all of its costs incurred in providing services to the Fund.
Management Fee
In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee (the “Management Fee”) at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated.
Distribution and Servicing Fee and Other Payments
Certain share classes of the Fund pay to the Distributor a distribution and/or service fee, payable monthly in arrears, based on a percentage of the Fund’s average daily net assets attributed to such share class as set forth below. As used throughout this prospectus, “Distribution and Servicing

Fee” shall refer, collectively, to the fee for distribution-related services and the fee for shareholder services. The Distribution and Servicing Fee for any partial month will be appropriately prorated.

Share Class	Distribution Services	Shareholder Services	Maximum Distribution- Related and Shareholder Services
Class A	0.25%	0.25%	0.25%
Class C	0.75%	0.25%	1.00%
Class I	N/A	N/A	N/A
Class L	0.25%	0.25%	0.50%
Class W	0.25%	0.25%	0.25%
The Distributor may pay various Intermediaries substantially all of the Distribution and Servicing Fee, which they will use to compensate their representatives for sales and/or support services. The Distributor, or its affiliates, may directly place certain classes of Shares in the Fund, and for such directly-placed shares, will retain all or a portion of the Distribution and Servicing Fee (as applicable).
The Investment Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain Intermediaries for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services, including distribution and marketing support services.
Fee Table
The following table shows estimated Fund expenses as a percentage of Net Assets attributable to each Class of Shares. The purpose of the following table and the example below is to help you understand the fees and expenses that you, as a shareholder, would bear directly or indirectly. Shareholders should understand that some of the percentages indicated in the tables below are estimates and may vary. See “Management of the Fund” and “Additional Information About the Fund—Dividend Reinvestment Plan.” The following table should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than shown.

Shareholder Transaction Expenses (as a percentage of the offering price)	Class A	Class L	Class C	Class W	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)(1)	5.75%	4.25%	None	None	None
Maximum Deferred Sales Charge (Load) on Shares Repurchased (as a percentage of the lower of original purchase price or sales proceeds)(2)	1.00%	None	1.00%	None	None
Dividend Reinvestment Plan Fees(3)	None	None	None	None	None

Estimated Annual Expenses (as a percentage of average net assets assuming the use of leverage)
Management Fee(4)	1.25%	1.25%	1.25%	1.25%	1.25%
Interest Payments on Borrowed Funds(5)	0.13%	0.13%	0.13%	0.13%	0.13%
Total Other Expenses	0.79%	1.04%	1.54%	0.79%	0.54%
Distribution and/or Servicing Fee	0.25%	0.50%	1.00%	0.25%	None
Other Operating Expenses(6)	0.54%	0.54%	0.54%	0.54%	0.54%
Acquired Fund Fees and Expenses(7)	0.00%	0.00%	0.00%	0.00%	0.00%

Total Annual Expense Ratio	2.17%	2.42%	2.92%	2.17%	1.92%

Expense Limitation(8)	(0.05)%	(0.05)%	(0.05)%	(0.05)%	(0.05)%
Total Annual Expense Ratio After Expense Limitation	2.12%	2.37%	2.87%	2.12%	1.87%

(1)
While Class I Shares do not impose a front-end sales charge, if you purchase Class I Shares through certain Intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your Intermediary for additional information. For a description of the sales load and of other compensation paid to the Distributor by the Fund, see “Shareholder Guide.”

(2)
Purchases of the Fund’s Class A Shares of $1 million or more may be subject to a maximum deferred sales charge of 1.00% on shares tendered for repurchase within 18 months. Purchases of the Fund’s Class A Shares of less than $1 million are not subject to a deferred sales charge.

(3)	The expenses of administering the Fund’s Dividend Reinvestment Plan are part of the transfer agency fee (which is included in “Other Operating Expenses”).
(4)	The Fund pays a management fee to the Investment Adviser in an annual amount equal to 1.25% of the Fund’s average daily net assets.
(5)
These expenses represent an estimate of interest payments the Fund expects to incur in connection with its credit facilities during its current fiscal year (and thus may change significantly over time) and includes undrawn commitment fees. The Fund currently borrows under margin loan agreements with JPMorgan Chase Bank and with The Bank of Nova Scotia. See “Principal Risks of the Fund—Borrowing” and “Leverage.”

(6)	The Other Operating Expenses for the Fund include all other expenses incurred by the Fund. The Other Operating Expenses are based on estimated amounts for the Fund’s current fiscal year.
(7)
“Acquired Fund Fees and Expenses” include the fees and expenses of underlying investment companies in which the Fund invests, including private investment companies traditionally referred to as hedge funds or private equity funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year and may change significantly over time. Fees and expenses associated with investments in structured finance vehicles or investment companies not traditionally referred to as “hedge funds” or “private equity funds”—including REITs, REOCs, and Private Real Estate Investment Funds—are not included in Acquired Fund Fees and Expenses above. Nevertheless, such fees and expenses are borne indirectly by the Fund and thus have the effect of reducing the Fund’s return. Acquired Fund Fees and Expenses reflect an underlying investment company’s operating expenses (i.e., management fees, performance-based fees or allocations, administration fees and professional and other direct, fixed fees and expenses). The indirect fees and expenses of the Private Real Estate Investment Funds typically range from 0.50% to 2.50% on an annual basis and include management fees, administration fees and professional and other direct, fixed fees and expenses of the Private Real Estate Investment Funds. Furthermore, certain Private Real Estate Investment Funds may charge investors (such as the Fund) incentive allocations or fees on performance exceeding a defined “hurdle rate.” The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance or incentive fees or allocations paid by the Underlying Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Underlying Funds.

(8)
The Investment Adviser has agreed to reduce or limit “Other Operating Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.354% of the Fund’s average daily net assets attributed to such class through at least January 28, 2027, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses shareholders in the Fund will bear directly or indirectly.

Expense Example
The following Example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear. The Example assumes that you invest $1,000 in Shares of the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses remain the same (except that the Example incorporates any applicable expense limitation arrangement for only the first year).
Although your actual costs may be higher or lower, based on these assumptions your costs would be(1):

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$78	$121	$167	$293
Class L Shares	$65	$114	$166	$306
Class C Shares	$29	$90	$153	$324
Class W Shares	$22	$67	$116	$250
Class I Shares	$19	$60	$103	$224
If, at the end of each period, your Shares are repurchased in full, your costs would be(1):

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$78	$121	$167	$293
Class L Shares	$65	$114	$166	$306
Class C Shares	$39	$90	$153	$324
Class W Shares	$22	$67	$116	$250
Class I Shares	$19	$60	$103	$224

(1)
The Example should not be considered a representation of future expenses. The example assumes that the estimated “Other Operating Expenses” set forth in the Estimated Annual Expenses table is accurate and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the Example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on the purchase of Class I shares, which are not reflected in the Example. The Example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS
The financial highlights tables are intended to help you understand the Fund’s financial performance for the past ten years (or less if share class has been in operation for less than ten years). Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions).
The information for the fiscal years ended 2020, 2021, 2022, 2023, 2024 and 2025 have been audited by PricewaterhouseCoopers LLP (“PwC”). PwC’s 2025 report, along with the Fund’s financial statements, is included in the Fund’s most recent annual report (available upon request).
The Fund, as the accounting successor of a reorganization, has adopted the operating history of its Predecessor Fund for financial reporting purposes. Therefore, the financial highlights shown below for the fiscal years ended 2019, 2018, 2017 and 2016 (as applicable) are those of the Predecessor Fund. The information shown below for the fiscal years ended 2019, 2018, 2017 and 2016 (as applicable) has been derived from the Predecessor Fund’s financial statements and financial highlights, which have been audited by another independent registered public accounting firm.

	Real Estate Diversified Income Fund
	Class A Shares
	Year Ended September 30,
	2025	2024	2023	2022	2021	2020
Per Share Data
Net asset value, beginning of year	$8.36	$8.79	$9.91	$10.45	$9.38	$10.69

Net investment income(a)	0.06	0.08	0.14	0.21	0.20	0.29
Net realized and unrealized gain (loss)	(0.32)	0.09	(0.61)	(0.04)	1.47	(0.89)

Total from investment operations	(0.26)	0.17	(0.47)	0.17	1.67	(0.60)

Distributions to shareholders from net investment income	(0.01)	(0.01)	—	(0.19)	(0.34)	(0.23)
Distributions to shareholders from net realized gains	—	—	(0.15)	(0.11)	(0.26)	(0.30)
Distributions to shareholders from return of capital	(0.59)	(0.59)	(0.50)	(0.41)	—	(0.18)

Total distributions	(0.60)	(0.60)	(0.65)	(0.71)	(0.60)	(0.71)

Net asset value, end of year	$7.50	$8.36	$8.79	$9.91	$10.45	$9.38

Total Return(b)(c)	(3.15)%	1.97%	(5.05)%	1.43%	18.24%	(5.20)%

Net assets, end of year (in 000’s)	$48,057	$61,073	$69,953	$80,263	$83,054	$87,520
Ratio of net expense to average net assets after interest expenses	2.13%	2.09%	2.17%	2.05%	2.10%	2.19%
Ratio of net investment income to average net assets	0.81%	0.89%	1.42%	1.97%	2.02%	2.88%
Ratio of net expense to average net assets before interest expenses	1.99%	1.99%	1.99%	1.98%	1.99%	1.99%
Ratio of total expense to average net assets after interest expenses	2.18%	2.13%	2.22%	2.06%	2.34%	2.28%
Portfolio turnover rate(d)	15%	17%	46%	56%	73%	53%

(a)	Calculated based on the average shares outstanding methodology.
(b)
Assumes investment at the NAV at the beginning of the year, reinvestment of all dividends and distributions, a complete repurchase of the investment at the NAV at the end of the year and no sales or repurchase charges (if any). Total returns would be reduced if a sales or repurchase charge was taken into account. Returns do not reflect the impact of taxes to shareholders relating to Fund distributions or the repurchase of Fund shares.

(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(d)
The Fund’s portfolio turnover rate is calculated in accordance with regulatory requirements, without regard to transactions involving short term investments and certain derivatives. If such transactions were included, the Fund’s portfolio turnover rate may be higher.

	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
NET ASSET VALUE, BEGINNING OF YEAR OR PERIOD	$10.47	$10.19	$10.26	$9.81
INCOME FROM INVESTMENT OPERATIONS
Net investment income(a)(b)	0.40	0.30	0.39	0.34
Net realized and unrealized gain/(loss) on investments	0.42	0.58	0.17	0.71

Total income/(loss) from investment operations	0.82	0.88	0.56	1.05

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.26)	(0.24)	(0.31)	(0.32)
From net realized gain on investments	(0.21)	(0.15)	(0.12)	—
From return of capital	(0.13)	(0.21)	(0.20)	(0.28)

Total distributions	(0.60)	(0.60)	(0.63)	(0.60)

INCREASE/DECREASE IN NET ASSET VALUE	0.22	0.28	(0.07)	0.45

NET ASSET VALUE, END OF YEAR OR PERIOD	$10.69	$10.47	$10.19	$10.26

TOTAL RETURN(c)(d)	8.17%	9.00%	5.67%	11.09%
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of year or period (in 000s)	$96,114	$86,965	$84,231	$61,470
RATIOS TO AVERAGE NET ASSETS(e)
Including interest and dividend expense:
Expenses, gross	2.90%	2.97%	2.90%	2.78%
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.83%	2.76%	2.69%	2.39%
Excluding interest and dividend expense:
Expenses, gross	2.06%	2.20%	2.20%	2.38%
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.99%	1.99%	1.99%	1.99%
Net investment income(b)	3.83%	2.97%	3.81%	3.47%
PORTFOLIO TURNOVER RATE	65%	78%	11%	21%
BORROWINGS AT END OF YEAR OR PERIOD
Aggregate amount outstanding (000s)	$43,482	$48,104	$60,415	$36,821
Asset coverage per $1,000 (000s)	$9,070	$6,515	$4,912	$4,808

(a)	Per share numbers have been calculated using the average shares method.
(b)	Recognition of net investment income is affected by timing and declaration of dividends by underlying REITs and private investment funds.
(c)
Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized. Returns shown exclude applicable sales charges.

(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(e)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.

	Real Estate Diversified Income Fund
	Class C Shares
	Year Ended September 30,
	2025	2024	2023	2022	2021	2020
Per Share Data
Net asset value, beginning of year	$8.36	$8.79	$9.91	$10.45	$9.38	$10.68

Net investment income(a)	— (b)	0.01	0.06	0.12	0.13	0.20
Net realized and unrealized gain (loss)	(0.32)	0.10	(0.60)	(0.03)	1.46	(0.87)

Total from investment operations	(0.32)	0.11	(0.54)	0.09	1.59	(0.67)

Distributions to shareholders from net investment income	(0.08)	(0.06)	—	(0.16)	(0.26)	(0.16)
Distributions to shareholders from net realized gains	—	—	(0.16)	(0.11)	(0.26)	(0.29)
Distributions to shareholders from return of capital	(0.46)	(0.48)	(0.42)	(0.36)	—	(0.18)

Total distributions	(0.54)	(0.54)	(0.58)	(0.63)	(0.52)	(0.63)

Net asset value, end of year	$7.50	$8.36	$8.79	$9.91	$10.45	$9.38

Total Return(c)(d)	(3.88)%	1.23%	(5.77)%	0.67%	17.37%	(5.94)%

Net assets, end of year (in 000’s)	$8,589	$19,906	$37,064	$54,094	$69,360	$72,826
Ratio of net expense to average net assets after interest expenses	2.87%	2.83%	2.91%	2.81%	2.84%	2.94%
Ratio of net investment income to average net assets	(0.01)%	0.07%	0.63%	1.18%	1.27%	2.04%
Ratio of net expense to average net assets before interest expenses	2.74%	2.74%	2.73%	2.74%	2.74%	2.74%
Ratio of total expense to average net assets after interest expenses	2.92%	2.87%	2.95%	2.82%	3.09%	3.04%
Portfolio turnover rate(e)	15%	17%	46%	56%	73%	53%

(a)	Calculated based on the average shares outstanding methodology.
(b)	Amount is less than $0.005 per share.
(c)
Assumes investment at the NAV at the beginning of the year, reinvestment of all dividends and distributions, a complete repurchase of the investment at the NAV at the end of the year and no sales or repurchase charges (if any). Total returns would be reduced if a sales or repurchase charge was taken into account. Returns do not reflect the impact of taxes to shareholders relating to Fund distributions or the repurchase of Fund shares.

(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e)
The Fund’s portfolio turnover rate is calculated in accordance with regulatory requirements, without regard to transactions involving short term investments and certain derivatives. If such transactions were included, the Fund’s portfolio turnover rate may be higher.

	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
NET ASSET VALUE, BEGINNING OF YEAR OR PERIOD	$10.47	$10.19	$10.25	$9.81
INCOME FROM INVESTMENT OPERATIONS
Net investment income(a)(b)	0.32	0.23	0.32	0.28
Net realized and unrealized gain/(loss) on investments	0.41	0.57	0.18	0.68

Total income/(loss) from investment operations	0.73	0.80	0.50	0.96

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.22)	(0.20)	(0.27)	(0.27)
From net realized gain on investments	(0.18)	(0.14)	(0.12)	—
From return of capital	(0.12)	(0.18)	(0.17)	(0.25)

Total distributions	(0.52)	(0.52)	(0.56)	(0.52)

INCREASE/DECREASE IN NET ASSET VALUE	0.21	0.28	(0.06)	0.44

NET ASSET VALUE, END OF YEAR OR PERIOD	$10.68	$10.47	$10.19	$10.25

TOTAL RETURN(c)(d)	7.24%	8.17%	4.97%	10.15%
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of year or period (in 000s)	$74,609	$62,367	$57,559	$33,114
RATIOS TO AVERAGE NET ASSETS(e)
Including interest and dividend expense:
Expenses, gross	3.64%	3.73%	3.71%	3.53%
Expenses, net of fees waived/expenses reimbursed by investment adviser	3.58%	3.51%	3.47%	3.14%
Excluding interest and dividend expense:
Expenses, gross	2.80%	2.96%	2.98%	3.13%
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.74%	2.74%	2.74%	2.74%
Net investment income(b)	3.08%	2.24%	3.11%	2.87%
PORTFOLIO TURNOVER RATE	65%	78%	11%	21%
BORROWINGS AT END OF YEAR OR PERIOD
Aggregate amount outstanding (000s)	$43,482	$48,104	$60,415	$36,821
Asset coverage per $1,000 (000s)	$9,070	$6,515	$4,912	$4,808

(a)	Per share numbers have been calculated using the average shares method.
(b)	Recognition of net investment income is affected by timing and declaration of dividends by underlying REITs and private investment funds.
(c)
Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(e)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.

	Real Estate Diversified Income Fund
	Class I Shares
	Year Ended September 30,
	2025	2024	2023	2022	2021	2020
Per Share Data
Net asset value, beginning of year	$8.84	$9.26	$10.40	$10.93	$9.78	$11.13

Net investment income(a)	0.09	0.10	0.17	0.26	0.24	0.33
Net realized and unrealized gain (loss)	(0.35)	0.10	(0.64)	(0.05)	1.54	(0.93)

Total from investment operations	(0.26)	0.20	(0.47)	0.21	1.78	(0.60)

Distributions to shareholders from net investment income	(0.02)	(0.02)	—	(0.19)	(0.37)	(0.26)
Distributions to shareholders from net realized gains	—	—	(0.16)	(0.11)	(0.26)	(0.31)
Distributions to shareholders from return of capital	(0.60)	(0.60)	(0.51)	(0.44)	—	(0.18)

Total distributions	(0.62)	(0.62)	(0.67)	(0.74)	(0.63)	(0.75)

Net asset value, end of year	$7.96	$8.84	$9.26	$10.40	$10.93	$9.78

Total Return(b)(c)	(2.98)%	2.22%	(4.77)%	1.70%	18.59%	(5.05)%

Net assets, end of year (in 000’s)	$70,686	$93,750	$114,738	$145,519	$98,018	$74,220
Ratio of net expense to average net assets after interest expenses	1.87%	1.84%	1.92%	1.76%	1.84%	1.94%
Ratio of net investment income to average net assets	1.06%	1.13%	1.66%	2.31%	2.33%	3.16%
Ratio of net expense to average net assets before interest expenses	1.74%	1.74%	1.74%	1.70%	1.74%	1.74%
Ratio of total expense to average net assets after interest expenses	1.93%	1.88%	1.96%	1.77%	2.12%	2.03%
Portfolio turnover rate(d)	15%	17%	46%	56%	73%	53%

(a)	Calculated based on the average shares outstanding methodology.
(b)
Assumes investment at the NAV at the beginning of the year, reinvestment of all dividends and distributions, a complete repurchase of the investment at the NAV at the end of the year and no sales or repurchase charges (if any). Total returns would be reduced if a sales or repurchase charge was taken into account. Returns do not reflect the impact of taxes to shareholders relating to Fund distributions or the repurchase of Fund shares.

(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(d)
The Fund’s portfolio turnover rate is calculated in accordance with regulatory requirements, without regard to transactions involving short term investments and certain derivatives. If such transactions were included, the Fund’s portfolio turnover rate may be higher.

	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016
NET ASSET VALUE, BEGINNING OF YEAR OR PERIOD	$10.91	$10.62	$10.74	$10.36
INCOME FROM INVESTMENT OPERATIONS
Net investment income(a)(b)	0.45	0.36	0.48	0.04
Net realized and unrealized gain/(loss) on investments	0.42	0.59	0.09	0.97

Total income/(loss) from investment operations	0.87	0.95	0.57	1.01

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.27)	(0.26)	(0.34)	(0.33)
From net realized gain on investments	(0.23)	(0.16)	(0.12)	—
From return of capital	(0.15)	(0.24)	(0.23)	(0.30)

Total distributions	(0.65)	(0.66)	(0.69)	(0.63)

INCREASE/DECREASE IN NET ASSET VALUE	0.22	0.29	(0.12)	0.38

NET ASSET VALUE, END OF YEAR OR PERIOD	$11.13	$10.91	$10.62	$10.74

TOTAL RETURN(c)(d)	8.35%	9.25%	5.45%	10.12%
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of year or period (in 000s)	$55,138	$22,273	$8,385	$0 (e)
RATIOS TO AVERAGE NET ASSETS(f)
Including interest and dividend expense:
Expenses, gross	2.68%	2.75%	3.23%	2.49%
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.63%	2.49%	2.56%	2.14%
Excluding interest and dividend expense:
Expenses, gross	1.79%	2.00%	2.41%	2.09%
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.74%	1.74%	1.74%	1.74%
Net investment income(b)	4.10%	3.35%	4.48%	0.36%
PORTFOLIO TURNOVER RATE	65%	78%	11%	21%
BORROWINGS AT END OF YEAR OR PERIOD
Aggregate amount outstanding (000s)	$43,482	$48,104	$60,415	$36,821
Asset coverage per $1,000 (000s)	$9,070	$6,515	$4,912	$4,808

(a)	Per share numbers have been calculated using the average shares method.
(b)	Recognition of net investment income is affected by timing and declaration of dividends by underlying REITs and private investment funds.
(c)
Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(e)	Amount less than $500.
(f)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.

	Real Estate Diversified Income Fund
	Class L Shares
	Year Ended September 30,
	2025	2024	2023	2022	2021	2020
Per Share Data
Net asset value, beginning of year	$8.37	$8.80	$9.92	$10.46	$9.39	$10.69

Net investment income(a)	0.04	0.05	0.11	0.18	0.18	0.27
Net realized and unrealized gain (loss)	(0.32)	0.10	(0.61)	(0.04)	1.46	(0.89)

Total from investment operations	(0.28)	0.15	(0.50)	0.14	1.64	(0.62)

Distributions to shareholders from net investment income	(0.02)	(0.02)	—	(0.18)	(0.31)	(0.20)
Distributions to shareholders from net realized gains	—	—	(0.15)	(0.11)	(0.26)	(0.30)
Distributions to shareholders from return of capital	(0.56)	(0.56)	(0.47)	(0.39)	—	(0.18)

Total distributions	(0.58)	(0.58)	(0.62)	(0.68)	(0.57)	(0.68)

Net asset value, end of year	$7.51	$8.37	$8.80	$9.92	$10.46	$9.39

Total Return(b)(c)	(3.39)%	1.72%	(5.28)%	1.17%	17.93%	(5.46)%

Net assets, end of year (in 000’s)	$2,993	$3,793	$4,569	$5,323	$5,919	$5,538
Ratio of net expense to average net assets after interest expenses	2.38%	2.34%	2.42%	2.30%	2.34%	2.44%
Ratio of net investment income to average net assets	0.55%	0.62%	1.15%	1.70%	1.76%	2.71%
Ratio of net expense to average net assets before interest expenses	2.24%	2.24%	2.24%	2.23%	2.24%	2.24%
Ratio of total expense to average net assets after interest expenses	2.43%	2.38%	2.46%	2.31%	2.59%	2.54%
Portfolio turnover rate(d)	15%	17%	46%	56%	73%	53%

(a)	Calculated based on the average shares outstanding methodology.
(b)
Assumes investment at the NAV at the beginning of the year, reinvestment of all dividends and distributions, a complete repurchase of the investment at the NAV at the end of the year and no sales or repurchase charges (if any). Total returns would be reduced if a sales or repurchase charge was taken into account. Returns do not reflect the impact of taxes to shareholders relating to Fund distributions or the repurchase of Fund shares.

(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(d)
The Fund’s portfolio turnover rate is calculated in accordance with regulatory requirements, without regard to transactions involving short term investments and certain derivatives. If such transactions were included, the Fund’s portfolio turnover rate may be higher.

	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Period Ended September 30, 2017(a)
NET ASSET VALUE, BEGINNING OF YEAR OR PERIOD	$10.48	$10.20	$10.22
INCOME/(LOSS) FROM INVESTMENT OPERATIONS
Net investment income(b)(c)	0.38	0.30	0.26
Net realized and unrealized gain/(loss) on investments	0.40	0.55	(0.14	)(d)

Total income from investment operations	0.78	0.85	0.12

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.24)	(0.22)	(0.05)
From net realized gain on investments	(0.20)	(0.15)	(0.02)
From return of capital	(0.13)	(0.20)	(0.07)

Total distributions	(0.57)	(0.57)	(0.14)

INCREASE/(DECREASE) IN NET ASSET VALUE	0.21	0.28	(0.02)

NET ASSET VALUE, END OF YEAR OR PERIOD	$10.69	$10.48	$10.20

TOTAL RETURN(e)(f)	7.79%	8.72%	1.22%
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of year or period (in 000s)	$10,402	$4,613	$836
RATIOS TO AVERAGE NET ASSETS(g)
Including interest and dividend expense:
Expenses, gross	3.17%	3.22%	3.83	%(h)
Expenses, net of fees waived/expenses reimbursed by investment advisor	3.13%	2.99%	3.07	%(h)
Excluding interest and dividend expense:
Expenses, gross	2.28%	2.47%	3.00	%(h)
Expenses, net of fees waived/expenses reimbursed by investment advisor	2.24%	2.24%	2.24	%(h)
Net investment income(c)	3.60%	2.91%	11.62	%(h)
PORTFOLIO TURNOVER RATE	65%	78%	11	%(i)
BORROWINGS AT END OF YEAR OR PERIOD
Aggregate amount outstanding (000s)	$43,482	$48,104	$60,415
Asset coverage per $1,000 (000s)	$9,070	$6,515	$4,912

(a)	The Fund’s Class L commenced operations on July 10, 2017.
(b)	Per share numbers have been calculated using the average shares method.
(c)	Recognition of net investment income is affected by timing and declaration of dividends by underlying REITs and private investment funds.
(d)
Realized and unrealized losses per share do not correlate to the aggregate of the net realized and unrealized gains on the Statement of Operations for the period ended September 30, 2017, primarily due to the timing of sales and repurchases of the Fund’s shares in relation to fluctuating market values for the Fund’s portfolio.

(e)
Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized. Returns shown exclude applicable sales charges.

(f)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(g)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(h)	Annualized.
(i)	Portfolio turnover rate is calculated at the Fund level and represents the year ended September 30, 2017.

	Real Estate Diversified Income Fund
	Class W Shares
	Year Ended September 30,
	2025	2024	2023	2022	2021	2020
Per Share Data
Net asset value, beginning of year	$8.53	$8.96	$10.08	$10.62	$9.52	$10.85

Net investment income(a)	0.07	0.08	0.14	0.21	0.21	0.31
Net realized and unrealized gain (loss)	(0.34)	0.09	(0.61)	(0.04)	1.49	(0.92)

Total from investment operations	(0.27)	0.17	(0.47)	0.17	1.70	(0.61)

Distributions to shareholders from net investment income	(0.03)	(0.03)	—	(0.18)	(0.34)	(0.24)
Distributions to shareholders from net realized gains	—	—	(0.16)	(0.11)	(0.26)	(0.30)
Distributions to shareholders from return of capital	(0.57)	(0.57)	(0.49)	(0.42)	—	(0.18)

Total distributions	(0.60)	(0.60)	(0.65)	(0.71)	(0.60)	(0.72)

Net asset value, end of year	$7.66	$8.53	$8.96	$10.08	$10.62	$9.52

Total Return(b)(c)	(3.21)%	1.93%	(4.96)%	1.40%	18.28%	(5.31)%

Net assets, end of year (in 000’s)	$14,617	$20,742	$29,307	$39,873	$40,617	$47,709
Ratio of net expense to average net assets after interest expenses	2.13%	2.08%	2.16%	2.04%	2.10%	2.19%
Ratio of net investment income to average net assets	0.80%	0.88%	1.42%	1.98%	2.02%	2.99%
Ratio of net expense to average net assets before interest expenses	1.99%	1.99%	1.98%	1.98%	1.99%	1.99%
Ratio of total expense to average net assets after interest expenses	2.18%	2.12%	2.20%	2.05%	2.33%	2.23%
Portfolio turnover rate(d)	15%	17%	46%	56%	73%	53%

(a)	Calculated based on the average shares outstanding methodology.
(b)
Assumes investment at the NAV at the beginning of the year, reinvestment of all dividends and distributions, a complete repurchase of the investment at the NAV at the end of the year and no sales or repurchase charges (if any). Total returns would be reduced if a sales or repurchase charge was taken into account. Returns do not reflect the impact of taxes to shareholders relating to Fund distributions or the repurchase of Fund shares.

(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(d)
The Fund’s portfolio turnover rate is calculated in accordance with regulatory requirements, without regard to transactions involving short term investments and certain derivatives. If such transactions were included, the Fund’s portfolio turnover rate may be higher.

	Year Ended September 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2017		Year Ended September 30, 2016
NET ASSET VALUE, BEGINNING OF YEAR OR PERIOD	$10.63	$10.35	$10.41		$9.96
INCOME FROM INVESTMENT OPERATIONS
Net investment income(a)(b)	0.41	0.31	0.39		0.32
Net realized and unrealized gain/(loss) on investments	0.42	0.58	0.17		0.69

Total income/(loss) from investment operations	0.83	0.89	0.56		1.01

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.26)	(0.23)	(0.30)		(0.30)
From net realized gain on investments	(0.21)	(0.16)	(0.12)		—
From return of capital	(0.14)	(0.22)	(0.20)		(0.26)

Total distributions	(0.61)	(0.61)	(0.62)		(0.56)

INCREASE/DECREASE IN NET ASSET VALUE	0.22	0.28	(0.06)		0.45

NET ASSET VALUE, END OF YEAR OR PERIOD	$10.85	$10.63	$10.35		$10.41

TOTAL RETURN(c)(d)	8.13%	8.95%	5.64%		10.46%
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of year or period (in 000s)	$92,006	$69,400	$56,427		$31,076
RATIOS TO AVERAGE NET ASSETS(e)
Including interest and dividend expense:
Expenses, gross	2.88%	2.96%	3.06%		3.30%
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.84%	2.76%	2.83	%(f)	2.89%
Excluding interest and dividend expense:
Expenses, gross	2.03%	2.19%	2.32%		2.90%
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.99%	1.99%	2.09	%(f)	2.49%
Net investment income(b)	3.85%	3.01%	3.79%		3.17%
PORTFOLIO TURNOVER RATE	65%	78%	11%		21%
BORROWINGS AT END OF YEAR OR PERIOD
Aggregate amount outstanding (000s)	$43,482	$48,104	$60,415		$36,821
Asset coverage per $1,000 (000s)	$9,070	$6,515	$4,912		$4,808

(a)	Per share numbers have been calculated using the average shares method.
(b)	Recognition of net investment income is affected by timing and declaration of dividends by underlying REITs and private investment funds.
(c)
Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(e)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(f)	Effective January 5, 2017, the annual expense limitation changed from 2.49% to 1.99%.

USE OF PROCEEDS
The Fund will seek to invest promptly the net proceeds associated with the continuous offering of its shares (or, as applicable, make contractual commitments to invest such proceeds) in accordance with its investment objective and policies within three months after receipt thereof. Certain investments may be delayed if suitable opportunities are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments. Pending such investment, the Fund may hold uninvested capital in the form of cash and cash equivalents, including money market investments.

THE FUND
The Fund is a diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on December 2, 2019. The Fund’s investment objective is a non-fundamental policy that may be changed by the Fund’s Board without prior approval of shareholders. The Fund’s principal office is located at 200 West Street, New York, New York 10282, and its telephone number is 212-902-1000. The Fund is the successor to the Resource Real Estate Diversified Income Fund, a Delaware statutory trust, as a result of the Reorganization. The Fund’s investment objective and strategies are similar to those of the Predecessor Fund.
The Fund is managed under the direction of the Board, a majority of the members of which are individuals who are independent of Goldman Sachs. A description of the Board is set forth in the SAI.

GENERAL INVESTMENT MANAGEMENT APPROACH
Goldman Sachs Asset Management
Goldman Sachs Asset Management, L.P., part of Goldman Sachs’ Asset Management Division, serves as the Fund’s investment adviser, and GSAM’s Fundamental Equity U.S. Equity Team is responsible for managing the Fund. The principal executive offices of GSAM are located at 200 West Street, New York, New York 10282. GSAM has been registered as an investment adviser with the SEC since 1990 and is a subsidiary of The Goldman Sachs Group, Inc., a bank holding company, and an affiliate of Goldman Sachs.
As of September 30, 2025, GSAM and its advisory affiliates acted as investment adviser in respect of approximately $3.21 trillion in assets (including seed capital and assets under supervision).1 GSAM is part of Goldman Sachs’ Asset Management Division, which offers a full range of equity, fixed income and money market mutual funds, private investment funds and separately managed accounts, and currently serves a wide range of clients including private and public pension funds, endowments, foundations, banks, insurance companies, corporations, private investors and family groups. GSAM has broad experience investing client assets across global markets. Subject to internal information barriers and related limitations, the Fund’s investment team has access to the research and perspectives of other GSAM personnel with specialized expertise in non-U.S. investments. Many of these individuals are based in the firm’s offices outside of the U.S. and thus have local knowledge of markets and industries.
The Fund’s overall asset allocation and listed security selection is managed by the Fundamental Equity team. The selection of private real estate managers is done by the External Investing Group (“XIG”).
Fundamental Equity Team
The Fundamental Equity team consists of 100+ investors that invest in publicly traded equities, that are listed on stock exchanges, across geographies and the market cap spectrum. We seek to generate better-than-market returns (otherwise known as alpha) by sourcing risk at the stock level, taking a long-term investment approach and actively engaging with management teams. Our teams seek to select companies that are priced fairly for their potential and are fundamentally sound. We believe in a bottom-up approach and precise decision making, thereby aiming to avoid risks of macro-investing and market-timing pitfalls.
External Investing Group
The External Investing Group (“XIG”) provides investors with investment and advisory solutions across leading hedge fund managers, private equity funds, private credit funds, real estate managers, public equity strategies, and fixed income strategies. XIG manages globally diversified programs, targeted sector-specific strategies, customized portfolios, and a range of advisory services. Clients of XIG access opportunities through new fund commitments, fund-of-fund investments, strategic partnerships, secondary market investments, co-investments and seed-capital investments. With approximately 400 professionals, including more than 200 investment professionals, across thirteen offices around the world, XIG provides manager diligence, portfolio construction, risk management, and liquidity solutions to investors, drawing on Goldman Sachs’ market insights and risk management expertise. XIG extends these global capabilities to the world’s leading sovereign wealth funds, pension

[1]	Assets under supervision includes assets under management and other client assets for which Goldman Sachs does not have full discretion.

plans, governments, financial institutions, endowments, foundations and family offices, for which it invests or advises on over $500 billion as of September 30, 2025 of alternative investments, public equity strategies and fixed income strategies.
All Investment Strategy Teams
The Fundamental Equity Team and XIG are subject to information barriers established by Goldman Sachs. As a result, each team will at times be restricted from sharing with one another certain information relating to their portfolio holdings and investment process.
Investment Process
Asset Allocation
A working group comprised of representatives from the Fundamental Equity team, XIG, and the Fixed Income team, is responsible for deciding the overall asset allocation of the Fund. In establishing the Fund’s allocations, the team analyzes (among other factors) each asset class’s expected returns, cash flow yields, downside risks and relative valuations across all segments of the real estate industry. In allocating Fund assets between equity-oriented real estate investments and debt-oriented real estate investments, the team also considers the current cycle in the broader economic and real estate markets. For listed securities, the Fundamental Equity Liquid Real Assets team is responsible for security selection. For Private Real Estate Investment Funds, XIG is responsible for external manager selection.
The working group meets as necessary (but no less frequently than monthly) to discuss portfolio asset allocation, performance, and risk metrics, and to evaluate new investment ideas.
Selection of Public Securities
The Fundamental Equity Liquid Real Assets team selects public securities based on (among other factors) the quality and location of the assets, the experience of the management team and the relative valuation of the security.
When analyzing investment ideas for inclusion to the portfolio, we view REITs as companies and not just collections of assets. The security research process comprises asset tours, management meetings, and extensive analysis of supply/demand dynamics. We place an emphasis on the improvement of cash flow and management quality.
The attributes we consider to generate our investment ideas include:
Real Estate Attributes

•
Quality of the Asset: We visit properties that generate a significant portion of the company’s revenue, or those with identifiable issues or opportunities for value-added activities. From our extensive asset tours and headquarter visits, we examine relative location within a sub-market, competitiveness with its peer set, maintenance and deferred capital items, and indications of tenant satisfaction, and then determine if an asset is being utilized to its highest and best use.

•
Markets (Demand and Supply): We use a variety of research sources to understand the current and prospective supply and demand characteristics of major markets and property types. Our extensive real estate experience allows the team to draw meaningful conclusions from this research. We utilize this data for direct model inputs and for comparisons across markets. Importantly, we leverage the Fundamental Equity team for read-throughs into demand trends; a team comprised of 100+ investors covering all geographies and sectors and, consequently, the majority of tenants of the real estate companies we assess.

Company Attributes

•
Balance Sheet: We dissect a company’s financial situation using all publicly available information. This encompasses the review of income statements, capital expenses, operating metrics, balance sheets, and financial policies. This information, together with the market assessment and the economic assessments, provides the majority of the inputs to arrive at a company’s current condition. From this information we seek to gauge the company’s overall leverage, complexion of its debt, and liquidity management. Moreover, we leverage the GSAM Fixed Income team for relevant read-throughs on the financing environment.

•
Management: We look for quality management teams whose interests are aligned with shareholders’ interests. We think the best way to judge management is to study how they have historically allocated capital. We also look for consistency of strategy articulated by management and operational efficiency.

Multi-faceted Valuation Approach
We evaluate companies by rebuilding, analyzing and forecasting the financials, and testing our assumptions through meetings and discussions with competitors and third party providers. We believe that emphasizing different valuation metrics depending on the sector or stage of the market cycle is essential. In general, we look to take a multi-faceted valuation approach, considering earnings multiples, net asset values, implied cap rates and dividend yields, while placing an emphasis on long-term cash flows.
Fundamental Equity Liquid Real Assets Team’s Investment Philosophy:
When choosing public securities for the Fund, the Investment Adviser:

•	Selects stocks based on quality and location of assets, experienced management and a sustainable competitive advantage.

•	Seeks to buy securities at a discount to the intrinsic value of the business (assets and management).

•	Seeks a team approach to decision making.
The Fundamental Equity team employs a fundamental investment process that considers a wide range of factors, and no one factor or consideration is determinative. Traditional fundamental factors that the Fundamental Equity team may consider include, but are not limited to, cash flows, balance sheet leverage, return on invested capital, industry dynamics, earnings quality and profitability. The Fundamental Equity team may integrate ESG factors alongside traditional fundamental factors as part of its fundamental research process to seek to assess overall business quality and valuation, as well as potential risks. ESG factors that the Fundamental Equity team may consider include, but are not limited to, carbon intensity and emissions profiles, community impact, governance practices and board structure. The identification of a risk related to an ESG factor will not necessarily exclude a particular security or sector that, in the Fundamental Equity team’s view, is otherwise suitable and attractively priced for investment, and the Fundamental Equity team may invest in a security or sector without integrating ESG factors or considerations into its fundamental investment process. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. The Fundamental Equity team may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.
As a stakeholder, the Fund has a vested interest in helping the companies in which it invests unlock value by improving corporate practices and being thoughtful stewards of capital. As part of its focus on long-term, active ownership, the Investment Adviser may, in certain circumstances, use proxy voting and engagement as some of the tools available to encourage positive corporate decision making and productive change, where possible.
Selection of Private Real Estate Investment Funds.
XIG selects the Private Real Estate Investment Funds based on, among other factors, an evaluation of the portfolio manager of each Private Real Estate Investment Fund, including each portfolio manager’s team, strategy, track record, and market reputation. XIG generally expects to identify established portfolio managers that are experienced investors.
Broadly speaking, XIG seeks to identify investment managers that are experienced, thoughtful, and aligned with their investors and that appear positioned to achieve risk/return objectives in an investment strategy that is optimal for the Fund’s portfolio. Importantly, XIG’s investment process is continually evolving, always informed by performance feedback. The key steps in the investment process are outlined below.
The Investment Adviser selects a dedicated diligence team for each potential portfolio investment that is responsible for an examination of a manager’s strategy, historical risk/return profile and its future capabilities. As the dedicated diligence team begins to undertake its evaluation of the manager, the team is encouraged to seek the counsel of strategy experts from within XIG including those who may be focused on investments outside of private real estate investments, and from other parts of Goldman Sachs. In terms of investment approval, proposals from the Investment Adviser’s due diligence team are reviewed and approved by different committees and/or working groups that focus on various aspects of manager diligence, including manager risk. These groups of professionals ultimately approve each investment and appropriate investment size in each manager’s fund.
As part of XIG’s due diligence of Private Real Estate Investment Fund managers, it may examine the risk factors associated with ESG elements and each manager’s focus on these risks. XIG may consider how Private Real Estate Investment Fund managers identify and address ESG-related risks and opportunities within their portfolio. As part of the investment process, XIG considers a wide range of factors, and no one factor or consideration is determinative.
XIG’s due diligence process consists of the same bottom-up evaluation process for each potential Private Real Estate Investment Fund, irrespective of whether XIG previously invested in another fund managed by that Private Real Estate Investment Fund’s manager or whether it is a completely new fund offering in the market.

INVESTMENT OBJECTIVE AND STRATEGIES
The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. “Volatility” is a statistical measure of the variability of returns for a given security or market index, and “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies may include (but are not limited to) Public REITs; REOCs; Private Real Estate Investment Funds; Non-Traded REITs; Public Investment Funds; and CMBS. The Fund’s 80% policy with respect to investment in real estate industry companies is not fundamental and may be changed by the Fund’s Board without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its Managed Assets in the particular type of investment suggested by its name. The Fund’s investments in derivatives, other investment companies, including Underlying Funds, and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to the investments included within that policy.
The Fund may invest in common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by real estate industry companies.
The Fund may invest without limitation in any sub-industry of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its Managed Assets in securities of issuers in the real estate industry.
The Fund’s SAI contains a list of the fundamental (those that may not be changed without shareholder approval) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Restrictions.”
The Investment Adviser’s Strategy
The Fund pursues its investment objective of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund may invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Investment Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Investment Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Investment Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s investment objective and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Investment Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.
The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, including (but not limited to) forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.
The Fund may also invest in derivatives, including (but not limited to) forwards, interest rate futures, interest rate swaps, call and put options, and credit default swaps, which are used primarily to hedge the Fund’s portfolio risks, manage the Fund’s duration and/or gain exposure to certain securities or indices. In addition, the Fund may seek to generate additional cash flow and reduce volatility by the sale of call options on certain securities in which it may invest. The Fund may write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund expects that, under normal circumstances, the Fund will sell call options in an amount that is between 0% and 30% of the value of the Fund’s portfolio.
The Fund will opportunistically seek short exposures to equity and credit related instruments through the use of derivatives or synthetic instruments, including, but not limited to, credit default swaps (including credit default swaps on market indices). The Fund intends to implement short positions for hedging purposes or to seek to enhance absolute return, and may do so by using swaps or futures, or through short sales of any instrument that the Fund may purchase for investment.
The Investment Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Investment Adviser reserves capacity on the Fund’s credit facilities to fund any shortfalls in expected inflows.
Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.
The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.
Under normal circumstances, the Fund’s investments in Public REITs will not exceed 80% of the Fund’s Managed Assets. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Investment Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.
REOCs. REOCs are companies that invest in real estate and whose shares may trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.
Under normal circumstances, the Fund’s investments in REOCs will not exceed 10% of the Fund’s Managed Assets. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.
Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Interests in the Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security.
Under normal circumstances, the Fund’s investments in Private Real Estate Investment Funds will not exceed 80% of the Fund’s Managed Assets. The Private Real Estate Investment Funds in which the Fund intends to invest seek to generate a level of income and total return broadly consistent with Public REITs, but with a lower amount of volatility. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.
The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation; and target leverage levels.
The Fund will invest no more than 15% of its net assets in private investment funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a)(1) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act (measured at the time of investment). For the avoidance of doubt, the Fund does not consider a Private Real Estate Investment Fund to be a hedge fund or a private equity fund.

REITs Generally.
Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute at least 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code, but may be considered to be “qualified REIT dividends” eligible for a 20% deduction for non-corporate taxpayers. See “Taxation.”
REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.
REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.
Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.
REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.
Public Investment Funds.
The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other potentially higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:
Exchange-Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, and liquidity, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.
Index Funds. An index fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Index funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.
Closed-End Funds and Actively Managed Mutual Funds. In addition to ETFs and index funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and actively managed mutual funds that invest primarily in what the Investment Adviser considers securities of real estate industry companies. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.
Under normal circumstances, the Fund’s investments in Public Investment Funds will not exceed 10% of the Fund’s Managed Assets. The Fund may also invest in options on Public Investment Funds to hedge against market declines.
Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its Managed Assets in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in securities of issuers in the real estate industry.
CMBS. The Fund may also invest up to 35% of the Fund’s Managed Assets in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.
Use of Leverage. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 and 1/3% (or in the case of the issuance of Preferred Shares, 50%) of the Fund’s total assets minus liabilities and indebtedness not represented by “senior securities” within the meaning of the 1940 Act, as determined immediately after borrowing. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. On or around June 23, 2020, the Fund entered into a margin loan agreement with The Bank of Nova Scotia that established a revolving credit facility with an initial commitment of up to $35 million. On April 1, 2022 the commitment under the revolving credit facility was increased to $75 million. Additionally, on January 8, 2021, the Fund entered into an agreement with JPMorgan Chase Bank that established a revolving credit facility with an initial commitment of up to $20 million. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. In addition, the Fund may use leverage generated by reverse repurchase agreements.
Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its Managed Assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.
The SAI contains a list of the fundamental (those that may not be changed without shareholder approval) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Restrictions.”
Investment Strategy, Diversification and Criteria Used in Selecting Investments
The Fund’s investment strategy focuses on identifying individual securities that have:

•	an emphasis on income generation,

•	attractive risk-adjusted returns,

•	low to moderate volatility, and

•	low to moderate correlation to the broader equity markets.
The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).
The Investment Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Investment Adviser identifies investments which it believes to be of high quality based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. The Investment Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.
Because of the lead/lag relationship between public REITs and private real estate investments, the Investment Adviser believes that an optimally blended portfolio can diversify market exposure. While the Investment Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Investment Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Investment Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.
There can be no assurance that any or all of the Fund’s investment strategies will be successful.
Diversification of Asset Managers
The Fund pursues its investment objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of securities of issuers in the real estate industry. Using information generally available to investors, the Investment Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Diversification by Asset Class
The Fund pursues its investment objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including, for example, retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.
Diversification by Type and Quality of Real Property
The Fund pursues its investment objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.
Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).
Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties; however, some of these properties will require some form of enhancement or value-added element.
Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.
Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.
Other Information Regarding Investment Strategy
The limitations disclosed in this prospectus that limit the amount of the Fund’s investments in any particular asset class or asset type apply only to the Fund’s direct investments without regard to the investments held by any investment companies or investment vehicles in which the Fund invests.
The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, political or other conditions. For temporary defensive purposes (and to the extent that it is permitted to invest in the following), the Fund may invest up to 100% of its total assets in securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), commercial paper rated at least A-2 by S&P Global Ratings, P-2 by Moody’s Investors Service, Inc. (“Moody’s”) or having a comparable credit rating by another NRSRO (or if unrated, determined by the Investment Adviser to be of comparable credit quality), certificates of deposit, bankers’ acceptances, repurchase agreements, non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year, ETFs and other investment companies and cash items. When the Fund’s assets are invested in such instruments, the Fund may not be achieving its investment objective.
References in the Prospectus to market indices are for informational purposes only, and unless otherwise noted, are not necessarily an indication of how the Fund is managed.
The Fund has no intent to use leverage through issuing Preferred Shares during the next twelve months. However, the Fund may issue Preferred Shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under applicable law. In addition, the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest, such as derivatives.
The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Investment Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Investment Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Short-term trading strategies would likely result in higher transaction costs and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Certain Tax Considerations and Risks” in the Fund’s SAI.
There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income or qualified REIT dividends. See “Taxation.”
The activities and opportunities of the Fund may be restricted or limited from time to time in certain circumstances, which could adversely affect the Fund’s investment program. See “Potential Conflicts of Interest” in the SAI.
While the Investment Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories described above, the Fund does not have predetermined asset allocations to any of these categories, other than the Fund’s policy to invest 80% of its Managed Assets in equity and debt investments in real estate industry companies and the Fund’s policy to invest 25% or more of its Managed Assets in securities of issuers in the real estate industry. Depending on its evaluation of market conditions, the Investment Adviser may allocate the Fund’s assets among any, all or none of these categories, provided that the Fund complies with its 80% policy. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
The Fund may lend its portfolio securities to brokers, dealers and other institutions, including GS&Co., to seek to increase its net investment income. The Fund may invest any cash collateral received in connection with lending its portfolio securities in registered and unregistered investment pools managed by the Investment Adviser or its affiliates.
There can be no assurance that the Fund will achieve its investment objective or that its investment program will be successful.

PORTFOLIO SECURITIES AND TECHNIQUES
Private Real Estate Investment Funds
The Fund may invest in Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Interests in the Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.
The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation; and target leverage levels. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Investment Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.
Private Real Estate Investment Funds may invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Funds focus primarily on the real estate industry, which subjects the Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund may use derivatives for speculative or hedging purposes and non-hedging purposes (that is, to seek to increase total return). Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). Private Real Estate Investment Funds may invest without limitation in restricted and illiquid investments. Private Real Estate Investment Fund may invest in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Real Estate Investment Trusts
The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs’ managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of (or income generated by) real estate, general and local economic conditions, fluctuations in occupancy levels and demand for properties or real estate-related services, changes in the availability or terms of mortgages and other financing that may render the sale or refinancing of properties difficult or unattractive, environmental problems and changes in interest rates. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.
Real Estate Operating Companies
The Fund will invest in REOCs. REOCs are companies that invest in real estate and whose shares may trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.
Equity Securities
The Fund may invest in equity securities, including common or ordinary stocks, American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), European Depositary Receipts (“EDRs”), preferred stock, convertible securities, investment companies (including mutual funds, closed-end funds, and ETFs), and rights and warrants.
Preferred Stock, Warrants and Stock Purchase Rights
The Fund may invest in preferred stock, warrants and stock purchase rights (or “rights”). Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.
Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Foreign Securities
The Fund may invest in securities of foreign issuers, including securities quoted or denominated in a currency other than U.S. dollars. Investments in foreign securities may offer potential benefits not available from investments solely in U.S. dollar-denominated or quoted securities of domestic issuers. Such benefits may include the opportunity to invest in foreign issuers that appear, in the opinion of the Investment Adviser, to offer the potential for better long term growth of capital and income than investments in U.S. securities, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to reduce fluctuations in portfolio value by taking advantage of foreign securities markets that do not necessarily move in a manner parallel to U.S. markets. Investing in the securities of foreign issuers also involves, however, certain special risks, which are not typically associated with investing in U.S. dollar-denominated securities or quoted securities of U.S. issuers. Many of these risks are more pronounced for investments in emerging economies. See “Principal Risks of the Fund—Foreign Risks.”
With respect to investments in certain foreign countries, there exist certain economic, political and social risks, including the risk of adverse political developments, nationalization, military unrest, social instability, war and terrorism, confiscation without fair compensation, expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, or diplomatic developments, any of which could adversely affect the Fund’s investments in those countries. Governments in certain foreign countries continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could have a significant effect on market prices of securities and dividend payments.
Many countries throughout the world are dependent on a healthy U.S. economy and are adversely affected when the U.S. economy weakens or its markets decline. Additionally, many foreign country economies are heavily dependent on international trade and are adversely affected by protective trade barriers and economic conditions of their trading partners. Protectionist trade legislation enacted by those trading partners could have a significant adverse effect on the securities markets of those countries. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.
Investments in foreign securities often involve currencies of foreign countries. Accordingly, the Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. The Fund may be subject to currency exposure independent of its securities positions. To the extent that the Fund is invested in foreign securities while also maintaining net currency positions, it may be exposed to greater combined risk. Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.
Because foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign securities markets are less than in the United States and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. The securities of foreign issuers may be listed on foreign securities exchanges or traded in foreign OTC markets. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although the Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of foreign securities exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protections that apply with respect to securities transactions consummated in the United States.
Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when some of the Fund’s assets are uninvested and no return is earned on such assets. The inability of the Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the portfolio securities or, if the Fund has entered into a contract to sell the securities, in possible liability to the purchaser.
The Fund may invest in foreign securities which take the form of sponsored and unsponsored ADRs, GDRs, EDRs or other similar instruments representing securities of foreign issuers (together, “Depositary Receipts”). ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs are traded on domestic exchanges or in the U.S. OTC market and, generally, are in registered form. EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. bank similar to that for ADRs and are designed for use in the non-U.S. securities markets. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security. To the extent the Fund acquires Depositary Receipts through banks which do not have a contractual relationship with the foreign issuer of the security underlying the Depositary Receipts to issue and service such unsponsored Depositary Receipts, there is an increased possibility that the Fund will not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer in a timely manner. In addition, the lack of information may result in inefficiencies in the valuation of such instruments. Investment in Depositary Receipts does not eliminate all the risks inherent in investing in securities of non-U.S. issuers. The market value of Depositary Receipts is dependent upon the market value of the underlying securities and fluctuations in the relative value of the currencies in which the Depositary Receipts and the underlying securities are quoted. In addition, the issuers of Depositary Receipts may discontinue issuing new Depositary Receipts and withdraw existing Depositary Receipts at any time, which may result in costs and delays in the distribution of the underlying assets to the Fund and may negatively impact the Fund’s performance. However, by investing in Depositary Receipts, such as ADRs, which are quoted in U.S. dollars, the Fund may avoid currency risks during the settlement period for purchases and sales.
The Fund may invest in countries with emerging economies or securities markets. Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of, or ignored internationally accepted standards of due process against, private companies. In addition, a country may take these and other retaliatory actions against a specific private company, including the Fund or the Investment Adviser. There may not be legal recourse against these actions, which could arise in connection with the commercial activities of Goldman Sachs or its affiliates or otherwise, and the Fund could be subject to substantial losses. In addition, the Fund or the Investment Adviser may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding sanctions, repatriation restrictions, confiscation of assets and property, expropriation or nationalization. See “Principal Risks of the Fund—Emerging Markets” below.
Other Regulated Investment Companies
The Fund may invest in securities of other investment companies, including ETFs and money market funds, subject to statutory limitations prescribed by the 1940 Act or rules, regulations or exemptive relief thereunder. These statutory limitations include in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of total assets in securities of all investment companies.
Subject to applicable law and/or pursuant to an exemptive rule adopted by the SEC or an exemptive order obtained from the SEC, certain Underlying Funds may invest in other investment companies (including ETFs and money market funds) or business development companies beyond the statutory limits described above, provided that certain conditions are met. Rule 12d1-4 under the 1940 Act generally prohibits an Underlying Fund in a fund of funds arrangement relying on that rule from purchasing or otherwise acquiring the securities of an investment company or a private fund if, after such purchase or acquisition, the aggregate value of the Underlying Fund’s investments in such investment companies and private funds would exceed 10% of the value of its total assets, subject to limited exceptions (including for investments in money market funds). Some of those investment companies may be funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.
The use of ETFs is generally intended to help the Fund match the total return of the particular market segments or indices represented by those ETFs, although that may not be the result. Most ETFs are passively-managed investment companies whose shares are purchased and sold on a securities exchange. An ETF generally represents a portfolio of securities designed to track a particular market segment or index. An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies. In addition, an ETF may fail to accurately track the market segment or index that underlies its investment objective. The price of an ETF can fluctuate, and the Fund could lose money investing in an ETF. Moreover, ETFs are subject to the following risks that do not apply to conventional open- end funds: (i) the market price of the ETF’s shares may trade at a premium or a discount to their NAV; (ii) an active trading market for an ETF’s shares may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of an ETF will continue to be met or remain unchanged.
The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies, in addition to the fees and expenses regularly borne by the Fund.
Debt Securities
The Fund may invest in debt securities of other issuers, including debt securities rated below investment grade (that is, rated Ba or lower by Moody’s, BB+ or lower by S&P or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Investment Adviser to be of comparable credit quality). These securities are commonly called “high yield” or “junk” bonds. The Fund may invest in debt securities without regard for their maturity.

Co-Investments Alongside Goldman Sachs and Other Accounts, and the Relief
Subject to applicable law, the Fund may invest alongside Goldman Sachs and other Accounts. “Accounts” refers to the Fund and other client accounts managed by the Investment Adviser, which may include proprietary accounts of Goldman Sachs. The staff of the SEC has issued no-action relief permitting registered investment companies, including the Fund, and business development companies (“BDCs”) to purchase a single class of privately placed securities alongside Goldman Sachs and other Accounts, provided that the Investment Adviser negotiates no term other than price and certain other conditions are met. In certain circumstances, the Fund and such other Accounts (which may include proprietary accounts of Goldman Sachs) can make negotiated co-investments pursuant to the Relief. On May 21, 2025, the SEC granted the Relief to the Investment Adviser, the BDCs advised by the Investment Adviser, and certain other affiliated applicants. If the Investment Adviser forms other funds in the future, the Fund may co-invest alongside such other affiliates, subject to compliance with the Relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures. Any such co-investments are subject to the applicable conditions of the Relief. Under the terms of the Relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees must make certain conclusions in connection with certain co-investment transactions, including co-investment transactions in which an affiliate of the Fund is an existing investor in the portfolio company, non-pro rata follow on investments and non-pro rata dispositions of investments, and the Board is required to maintain oversight of the Fund’s participation in the co-investment program.
As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.
The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
For a further explanation of the allocation of opportunities and other conflicts and the risks related thereto, please see “Potential Conflicts of Interest with Other Businesses of Goldman Sachs.”
Expenses are generally allocated to Accounts (including to the Fund) based on whose behalf the expenses are incurred. Where the Fund and one or more other Accounts participate in a particular investment or collectively incur other expenses, the Investment Adviser generally allocates investment-related and other expenses in a manner the Investment Adviser determines to be fair and equitable, which may be pro rata or on a different basis.

The Fund and other Accounts may contract for and incur expenses in connection with certain services provided by third parties, including valuation agents, rating agencies, attorneys, accountants and other professional service providers, while other Accounts that did not contract for such services may not incur such expenses even though they directly or indirectly receive benefit from such services. For example, the work of valuation firms retained by the Fund at the request of the Board benefit certain Accounts that invest in the same assets as the Fund, but because such other Accounts did not request such services, they are not allocated any costs associated therewith. While it is generally expected that the Accounts requesting third-party services will bear the full expense associated therewith, GSAM may in its sole discretion determine to bear the portion of such expenses that would be allocable to the non-requesting Accounts had such Accounts requested the services.
Co-Investments
The Fund may make co-investments alongside managers with whom the XIG has a relationship. The secondary market for co-investments is highly competitive, and successfully sourcing such investments can be difficult given the high level of investor demand some investment opportunities receive. Even if these investment opportunities and managers are identified, there is no assurance that the Fund’s bids to acquire interests in such investments, which interests are often difficult to value, will be successful; and, upon a successful bid, legal or contractual transfer restrictions, including rights-of-first-refusal, change-of-control, and other similar provisions applicable to such investments (and which may have been granted in favor of other affiliates of Goldman Sachs or investment vehicles in which they may have invested), may prevent the Fund from acquiring all or a portion of such investments. In addition, the Investment Adviser may not be able to obtain as favorable terms as it would otherwise in a less competitive investment environment. The Fund may incur significant expenses investigating potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party advisors.
The Fund’s co-investments may include an unfunded commitment to invest equity capital in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Underlying Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in liquid investments, pending the calling of these unfunded commitments.
Convertible Securities
The Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock or other securities. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which the Fund invests are subject to the same rating criteria as its other investments in fixed income securities. Convertible securities have both equity and fixed income risk characteristics. Like all fixed income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock or other security underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock or other security. As the market price of the underlying common stock or other security declines, the convertible security, like a fixed income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock or other security.

Structured Securities
The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, securities, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References. Investments in structured securities may provide exposure to certain securities or markets in situations where regulatory or other restrictions prevent direct investments in such issuers or markets.
The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference, effectively leveraging the Fund’s investments so that small changes in the value of the Reference may result in disproportionate gains or losses to the Fund. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities. Structured securities are also subject to the risk that the issuer of the structured securities may fail to perform its contractual obligations. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in structured securities may be subject to the limits applicable to investments in other investment companies.
Structured securities include, but are not limited to, equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked notes combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Upon the maturity of the note, the holder generally receives a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. For example, a note may guarantee the repayment of the original principal amount invested (even if the underlying linked securities have negative performance during the note’s term), but may cap the maximum payment at maturity at a certain percentage of the issuance price or the return of the underlying linked securities. Alternatively, the note may not guarantee a full return on the original principal, but may offer a greater participation in any capital appreciation of the underlying linked securities. The terms of an equity linked note may also provide for periodic interest payments to holders at either a fixed or floating rate. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and policies.
Private Company Investments
The Fund may invest a portion of its assets in investments in a limited number of private company investments that the Fund may need to hold for several years. The Fund may invest in equity securities or debt securities, including debt securities issued with warrants to purchase equity securities or that are convertible into equity securities, of private companies. The Fund’s private company investments may include investments in entities formed to own and operate particular energy infrastructure assets.
Pre-IPO Investments
The Fund may invest a portion of its assets in shares of companies that it believes are likely to issue securities in IPOs. Although there is a potential the pre-IPO securities that the Fund buys may increase in value if the company does issue securities in an IPO, IPOs are risky and volatile and may cause the value of the Fund’s investments to decrease significantly. Also, because securities of pre-IPO companies are generally not freely or publicly tradeable, the Fund may not have access to purchase securities in these companies in the amounts or at the prices the Fund desires. Securities issued by these privately-held companies have no trading history, and information about such companies may be available for very limited periods. The companies that the Fund anticipates holding successful IPOs may not ever issues shares in an IPO and a liquid market for their securities may never develop, which may negatively affect the price at which the Fund can sell any such securities and make it more difficult to sell such securities, which could also adversely affect the Fund’s liquidity.
Initial Public Offerings
The Fund may invest a portion of its assets in shares of IPOs, if consistent with the Fund’s investment objective and policies. IPOs may have a magnified impact on the performance of a fund with a small asset base. The impact of IPOs on a fund’s performance likely will decrease as such fund’s asset size increases, which could reduce such fund’s returns. IPOs may not be consistently available to the Fund for investing. IPO shares frequently are volatile in price due to the absence of a prior public market, the small number of shares available for trading and limited information about the issuer. Therefore, the Fund may hold IPO shares for a very short period of time. This may increase turnover and may lead to increased expenses, such as commissions and transaction costs all of which will be borne indirectly by the common shareholder. In addition, IPO shares can experience an immediate drop in value if the demand for the securities does not continue to support the offering price.
When-Issued Securities and Forward Commitments
The Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.
The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date.
Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.
Repurchase Agreements
Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government Securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency.

If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.
The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.
Reverse Repurchase Agreements
Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at a mutually agreed upon date and price (including interest). Reverse repurchase agreements may be entered into when the Investment Adviser expects that the return to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding Shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.
Under SEC requirements, the Fund needs to aggregate the amount of indebtedness associated with its reverse repurchase agreements and similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions for purposes of Rule 18f-4 under the 1940 Act.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.
Derivatives
Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may invest in derivative instruments including without limitation, options, futures, options on futures, forwards, swaps, options on swaps, structured securities and other derivatives for hedging purposes and non-hedging purposes (that is, to seek to increase total return), although suitable derivative instruments may not always be available to the Investment Adviser for these purposes. See “Principal Risks of the Fund—Investments in Derivatives.”

Call Option Writing
The Fund may seek to generate additional cash flow and reduce volatility by the sale of call options on certain securities in which it may invest. The Fund may write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund expects that, under normal circumstances, the Fund will sell call options in an amount that is between 0% and 30% of the value of the Fund’s portfolio. As the seller of the call options, the Fund will receive cash (the “premium”) from the purchaser. Depending upon the type of call option, the purchaser of a call option either (i) has the right to any appreciation in the value of the security over a fixed price (the “exercise price”) on a certain date in the future (the “expiration date”) or (ii) has the right to any appreciation in the value of the security over the exercise price at any time prior to the expiration of the option. If the purchaser does not exercise the option, the Fund retains the premium and makes no payments to the purchaser. If the purchaser exercises the option, the Fund pays the purchaser the difference between the price of the security and the exercise price of the option. The premium, the exercise price and the market price of the security determine the gain or loss realized by the Fund as the seller of the call option. The Fund can also repurchase the call option prior to the expiration date, ending its obligation. In this case, the cost of entering into closing purchase transactions will determine the gain or loss realized by the Fund. During periods in which the markets are generally unchanged or falling, a diversified portfolio with a call option writing strategy may outperform the same portfolio without the options because of the premiums received from writing call options. Similarly, in a modestly rising market (where the income from premiums exceeds the aggregate appreciation of the underlying security over its exercise price) such a portfolio may outperform the same portfolio without the options. However, in other rising markets (where the aggregate appreciation of the underlying security over its exercise price exceeds the income from premiums), a portfolio with a call writing strategy could significantly underperform the same portfolio without the options. The returns from the options strategy will generally be characterized as short-term capital gains or losses. These will be aggregated with realized capital gains and losses from the remainder of the Fund’s portfolio to determine the Fund’s net capital gain or loss. The Fund generally will not make a distribution of capital gain unless it ends the year with an overall net capital gain. This means that it is possible the Fund will make no distribution of capital gains in some years even if the options strategy, by itself, generated a gain. If these gains were more than offset by losses from other transactions, then the gain from the options strategy will remain in the Fund, and add to the Fund’s NAV, but will not be distributed in that year. See “Taxation” below. The goal of the call writing strategy is to generate an amount of premium that, when annualized and added to the Fund’s expected dividend yield, provides an attractive level of cash flow. Call writing, however, entails certain risks. For more information, see “Principal Risks of the Fund—Option Writing Risk.” The Investment Adviser anticipates generally using call options with expirations of six months or less. Outstanding call options will be rolled forward upon expiration, so that there will generally be some options outstanding.
Short Sales
The Fund may engage in short sales. Short sales are transactions in which the Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay to the lender amounts equal to any dividend which accrues during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. There will also be other costs associated with short sales.

The Fund will incur a loss, which may be unlimited, as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. This result is the opposite of what one would expect from a cash purchase of a long position in a security. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or amounts in lieu of interest the Fund may be required to pay in connection with a short sale, and will be also decreased by any transaction or other costs.
There is no guarantee that the Fund will be able to close out a short position at any particular time or at an acceptable price. During the time that the Fund is short a security, it is subject to the risk that the lender of the security will terminate the loan at a time when the Fund is unable to borrow the same security from another lender. If that occurs, the Fund may be “bought in” at the price required to purchase the security needed to close out the short position, which may be a disadvantageous price.
Short Sales Against the Box
The Fund may engage in short sales against the box. As noted above, a short sale is made by selling a security the seller does not own. A short sale is “against the box” to the extent that the seller contemporaneously owns or has the right to obtain, at no added cost, securities identical to those sold short. The Fund may enter into a short sale against the box, for example, to lock in a sales price for a security the Fund does not wish to sell immediately. If the Fund sells securities short against the box, it may protect itself from loss if the price of the securities declines in the future, but will lose the opportunity to profit on such securities if the price rises. If the Fund effects a short sale of securities at a time when it has an unrealized gain on the securities, it may be required to recognize that gain as if it had actually sold the securities (as a “constructive sale”) on the date it effects the short sale. However, such constructive sale treatment may not apply if the Fund closes out the short sale with securities other than the appreciated securities held at the time of the short sale and if certain other conditions are satisfied. Uncertainty regarding the tax consequences of effecting short sales may limit the extent to which the Fund may effect short sales.
Mortgage-Backed Securities
The Fund may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and may become more volatile in certain interest rate environments. The value of these securities may also fluctuate in response to the market’s perception of the creditworthiness of the issuers. Early repayment of principal on mortgage-or asset-backed securities may expose the Fund to the risk of earning a lower rate of return upon reinvestment of principal.
The Fund may invest in privately-issued mortgage pass-through securities that represent interests in pools of mortgage loans that are issued by trusts formed by originators of and institutional investors in mortgage loans (or represent interests in custodial arrangements administered by such institutions). These originators and institutions include commercial banks, savings and loans associations, credit unions, savings banks, mortgage bankers, insurance companies, investment banks or special purpose subsidiaries of the foregoing. The pools underlying privately-issued mortgage pass-through securities consist of mortgage loans secured by mortgages or deeds of trust creating a first lien on commercial, residential, residential multi-family and mixed residential/commercial properties. These mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

Privately-issued mortgage pass-through securities generally offer a higher yield than similar securities issued by a government entity because of the absence of any direct or indirect government or agency payment guarantees. However, timely payment of interest and principal on mortgage loans in these pools may be supported by various other forms of insurance or guarantees, including individual loan, pool and hazard insurance, subordination and letters of credit. Such insurance and guarantees may be issued by private insurers, banks and mortgage poolers. There is no guarantee that private guarantors or insurers, if any, will meet their obligations. Mortgage-backed securities without insurance or guarantees may also be purchased by the Fund if they have the required rating from an NRSRO. Some mortgage-backed securities issued by private organizations may not be readily marketable, may be more difficult to value accurately and may be more volatile than similar securities issued by a government entity. Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (“CMOs”) and Real Estate Mortgage Investment Conduit (“REMIC”) pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes each with a specified fixed or floating interest rate and a final scheduled distribution rate. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.
Sometimes, however, CMO classes are “parallel pay,” i.e., payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of mortgage-related obligations, and under certain interest rate and payment scenarios, the Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.
Mortgaged-backed securities also include stripped mortgage-backed securities (“SMBS”), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped. Throughout 2008, the market for mortgage-backed securities began experiencing substantially, often dramatically, lower valuations and greatly reduced liquidity. Markets for other asset‑backed securities have also been affected. These instruments are increasingly subject to liquidity constraints, price volatility, rising interest rates, credit downgrades and unexpected increases in default rates and, therefore, may be more difficult to value and more difficult to dispose of than previously. These events may have an adverse effect on the Fund to the extent they invest in mortgage-backed or other fixed income securities or instruments affected by the volatility in the fixed income markets.
Commercial Mortgage-Backed Securities
CMBS are a type of mortgage pass-through securities that are primarily backed by a pool of commercial mortgage loans. The commercial mortgage loans are, in turn, generally secured by commercial mortgaged properties (such as office properties, retail properties, hospitality properties, industrial properties, healthcare related properties or other types of income producing real property). CMBS generally entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. CMBS will be affected by payments, defaults, delinquencies and losses on the underlying mortgage loans. The underlying mortgage loans generally are secured by income producing properties such as office properties, retail properties, multifamily properties, manufactured housing, hospitality properties, industrial properties and self-storage properties. Because issuers of CMBS have no significant assets other than the underlying commercial real estate loans and because of the significant credit risks inherent in the underlying collateral, credit risk is a correspondingly important consideration with respect to the related CMBS. Certain of the mortgage loans underlying CMBS constituting part of the collateral interests may be delinquent, in default or in foreclosure.
Commercial real estate lending may expose a lender (and the related Mortgage-Backed Security) to a greater risk of loss than certain other forms of lending because it typically involves making larger loans to single borrowers or groups of related borrowers. In addition, in the case of certain commercial mortgage loans, repayment of loans secured by commercial and multifamily properties depends upon the ability of the related real estate project to generate income sufficient to pay debt service, operating expenses and leasing commissions and to make necessary repairs, tenant improvements and capital improvements, and in the case of loans that do not fully amortize over their terms, to retain sufficient value to permit the borrower to pay off the loan at maturity through a sale or refinancing of the mortgaged property. The net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks; and social unrest and civil disturbances. In addition, certain of the mortgaged properties securing the pools of commercial mortgage loans underlying CMBS may have a higher degree of geographic concentration in a few states or regions. The values of, and income generated by, CMBS may be adversely affected by changing interest rates and other developments impacting the commercial real estate market, such as population shifts and other demographic changes, increasing vacancies (potentially for extended periods) and reduced demand for commercial and office space as well as maintenance or tenant improvement costs and costs to convert properties for other uses. These developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. Furthermore, any deterioration in the real estate market or economy, or adverse events in such states or regions, may increase the rate of delinquency and default experience (and as a consequence, losses) with respect to mortgage loans related to properties in such state or region. Pools of mortgaged properties securing the commercial mortgage loans underlying CMBS may also have a higher degree of concentration in certain types of commercial properties. Accordingly, such pools of mortgage loans represent higher exposure to risks particular to those types of commercial properties. Certain pools of commercial mortgage loans underlying CMBS consist of a fewer number of mortgage loans with outstanding balances that are larger than average. If a mortgage pool includes mortgage loans with larger than average balances, any realized losses on such mortgage loans could be more severe, relative to the size of the pool, than would be the case if the aggregate balance of the pool were distributed among a larger number of mortgage loans. Certain borrowers or affiliates thereof relating to certain of the commercial mortgage loans underlying CMBS may have had a history of bankruptcy. Certain mortgaged properties securing the commercial mortgage loans underlying CMBS may have been exposed to environmental conditions or circumstances. The ratings in respect of certain of the CMBS comprising the Mortgage-Backed Securities may have been withdrawn, reduced or placed on credit watch since issuance. In addition, losses and/or appraisal reductions may be allocated to certain of such CMBS and certain of the collateral or the assets underlying such collateral may be delinquent and/or may default from time to time. These developments could also result in reduced liquidity for CMBS and other real estate-related investments.
CMBS held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. Realized losses in respect of the mortgage loans included in the CMBS pool and trust expenses generally will be allocated to the most subordinated class of securities of the related series. Accordingly, to the extent any CMBS is or becomes the most subordinated class of securities of the related series, any delinquency or default on any underlying mortgage loan may result in shortfalls, realized loss allocations or extensions of its weighted average life and will have a more immediate and disproportionate effect on the related CMBS than on a related more senior class of CMBS of the same series. Further, even if a class is not the most subordinate class of securities, there can be no assurance that the subordination offered to such class will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. CMBS are typically not guaranteed or insured, and distributions on such CMBS generally will depend solely upon the amount and timing of payments and other collections on the related underlying commercial mortgage loans.
ETNs
ETNs are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer is obligated to pay a return linked to the performance of the market index to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected. ETNs are subject to credit risk and the value of an ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset. When the Fund invests in ETNs it will bear its proportionate share of any fees and expenses borne by the ETN. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN.
Unseasoned Companies
The Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than investments in companies with an established operating record.
U.S. Government Securities
The Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (i) the full faith and credit of the U.S. Treasury; (ii) the right of the issuer to borrow from the U.S. Treasury; (iii) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (iv) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components are traded independently. U.S. Government Securities may also include Treasury inflation-protected securities whose principal value is periodically adjusted according to the rate of inflation.
U.S. Government Securities are deemed to include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (ii) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid.
U.S. Treasury obligations have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will be able or willing to repay the principal or interest when due, or provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises that issue U.S. Government Securities if it is not obligated to do so by law.
The high and rising national debt may adversely impact the U.S. economy and securities in which the Fund may invest. Moreover, the total amount of debt the Treasury is authorized to incur is subject to a statutory limit. Once the Treasury reaches the debt limit, Congress must raise, extend or otherwise modify the limit to enable the Treasury to incur additional debt to pay the obligations of the U.S. government, including principal and interest payments on certain U.S. Government Securities (such as Treasury bills, notes and bonds). Failure to, or potential failure to, increase the statutory debt limit could: increase the risk that the U.S. government defaults on payments on certain U.S. Government Securities; cause the credit rating of the U.S. government to be downgraded or increase volatility in both stock and bond markets; result in higher debt servicing payments by the U.S. government; reduce prices of Treasury securities; and/or increase the costs of certain kinds of debt.
Custodial Receipts and Trust Certificates
The Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities or other types of securities in which the Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes the Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, the Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. The Fund may also invest in separately issued interests in custodial receipts and trust certificates.
Non-Investment Grade Securities
Non-investment grade securities and unrated securities of comparable credit quality (commonly referred to as “junk bonds”) are considered speculative. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade securities are subject to the increased risk of an issuer’s inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.
Non-investment grade securities are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions. Non-investment grade securities are also issued by governmental bodies that may have difficulty in making all scheduled interest and principal payments.
The market value of non-investment grade securities tends to reflect individual corporate or municipal developments to a greater extent than that of higher rated securities which react primarily to fluctuations in the general level of interest rates. As a result, the Fund’s ability to achieve its investment objective may depend to a greater extent on the Investment Adviser’s judgment concerning the creditworthiness of issuers than funds which invest in higher-rated securities. Issuers of non-investment grade securities may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be affected more adversely than issuers of higher-rated securities by economic downturns, specific corporate or financial developments or the issuer’s inability to meet specific projected business forecasts. Negative publicity about the junk bond market and investor perceptions regarding lower rated securities, whether or not based on fundamental analysis, may depress the prices for such securities.
A holder’s risk of loss from default is significantly greater for non-investment grade securities than is the case for holders of other debt securities because such non-investment grade securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by the Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by the Fund of its initial investment and any anticipated income or appreciation is uncertain.
The secondary market for non-investment grade securities is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher-rated securities. In addition, market trading volume for high yield securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. The lack of sufficient market liquidity may cause the Fund to incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the high yield securities in its portfolio.
Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of non-investment grade securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only as a preliminary indicator of investment quality.

Restricted Securities
The Fund may purchase securities and other financial instruments that are not registered or that are offered in an exempt non-public offering (“Restricted Securities”) under the Securities Act, including securities eligible for resale to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act.
The purchase price and subsequent valuation of Restricted Securities may reflect a discount from the price at which such securities trade when they are not restricted, because the restriction makes them less liquid. The amount of the discount from the prevailing market price is expected to vary depending upon the type of security, the character of the issuer, the party who will bear the expenses of registering the Restricted Securities and prevailing supply and demand conditions.
Lending of Portfolio Securities
The Fund may engage in securities lending. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, GS&Co. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by the Fund in short-term investments, including registered and unregistered investment pools managed by the Investment Adviser, its affiliates or the Fund’s custodian and from which the Investment Adviser or its affiliates may receive fees. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and the Fund will be responsible for any loss that might result from its investment of the borrowers’ collateral. Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in the Prospectus regarding investments in fixed income securities and cash equivalents.
The Fund may lend its securities to increase its income. The Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or its agent or becomes insolvent.

PRINCIPAL RISKS OF THE FUND
The following summarizes the principal risks that apply to the Fund and, as applicable, the Underlying Funds, and may result in a loss of a shareholder’s entire investment. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risks or uncertainties.
The Fund’s investment program is speculative and entails substantial risks. The following list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund and additional risks or uncertainties may adversely affect the Fund or the value of an investment in the Fund. Prospective investors should read this prospectus and the subscription agreement carefully and consult with their own advisors before deciding whether to invest in the Fund.
General
The risks of an investment in the Fund arise from, among other things, the risks associated with the Fund’s investments and the risks attendant to the Fund’s ability to achieve its investment objective. An investment in the Fund involves material risks, and each prospective investor should carefully consider these risks in determining whether an investment in the Fund is suitable for such prospective investor. References to the “Fund” in this section include the Fund and/or an Underlying Fund, as applicable.
Partial or Total Loss of the Fund’s Capital. The Fund is intended for long-term investors who can accept the risks associated with investing in illiquid investments. There is no assurance that the Fund will achieve its investment or performance objectives, including the selection of suitable investment opportunities and the achievement of targeted rates of return. The possibility of partial or total loss of capital of the Fund exists, and prospective investors should not subscribe unless they can readily bear the consequences of a complete loss of their investment.
Investment Risk. The value of the instruments in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries or countries. The Fund intends to use leverage, which will magnify the Fund’s investment, market and certain other risks.
Illiquidity of the Fund’s Investments. Many of the Fund’s investments generally will be long-term and highly illiquid. The Fund’s ability to transfer and/or dispose of many of its investments is expected to be restricted (a) under applicable securities, antitrust and competition laws, (b) by the terms of consent and filing requirements of various governmental or regulatory bodies, (c) by other applicable constraints imposed by financial services, investment adviser and antitrust regulators, agencies charged with oversight of financial institutions, investment advisers or similar enterprises and (d) by the terms of the investments and determinations made by the managers of the Underlying Funds. As a result, the Fund generally will not have control over when it will be able to dispose of such investments or when it will have assets to distribute and the Fund may not be able to dispose of interests in the investments, or dispose of such interests on favorable terms, in either case, even at times when it deems it advisable to do so. Even if the investments of the Fund prove successful, they may not provide a realized return to the Shareholders for a period of years. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by the Fund.

Limitations on the Repurchases. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Even though the Fund will make quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment. In addition, there is no active secondary market for Shares. There is no guarantee that investors will be able to sell their Shares at any given time or in the quantity that they desire.
Repurchase Offers Risk. As described under “Periodic Repurchase Offers,” the Fund operates as an “interval fund,” and, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. There is no guarantee that investors will be able to sell their Shares in the quantity that they desire. The repurchase of Shares by the Fund would decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in increased transaction costs or losses due to discounts to the fair value of illiquid positions that must be borne by the Fund and its shareholders. This may result in higher short-term capital gains for taxable shareholders and/or reductions in NAV. Furthermore, diminution in the size of the Fund may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. As discussed under “Leverage,” the Fund must maintain asset coverage of at least 300% of its indebtedness, including amounts borrowed and guaranteed, at the time it borrows money to finance repurchases.
If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a shareholder submits a repurchase request and the deadline for such repurchase request (“Repurchase Request Deadline”), and to the extent there is any delay between the Repurchase Request Deadline and the date in which Shares are priced for the repurchase request (“Repurchase Pricing Deadline”). Such fluctuations may be exacerbated by currency fluctuations (to the extent the Fund invests in foreign markets) and other market developments. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a shareholder submits a repurchase request. Under certain circumstances, the Fund’s repurchase offers may be suspended or postponed in accordance with regulatory requirements. See “Shareholder Guide—Suspension or Postponement of Repurchase Offers” for more information. In addition, the repurchase of Shares by the Fund will generally be a taxable event to Shareholders and may be a taxable event to those Shareholders that do not participate in the repurchase. See “Taxation” for a general summary of U.S. federal income tax considerations for U.S. Shareholders.

Industry Concentration Risk. The Fund concentrates its investments in the real estate industry, which has historically experienced substantial price volatility. Concentrating Fund investments in a limited number of issuers conducting business in the same industry will subject the Fund to a greater risk of loss as a result of adverse economic, business, political, environmental or other developments than if their investments were diversified across different industries. The value of companies engaged in the real estate industry is affected by (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sub-industries, or real estate operations generally, as described below:

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Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

•	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

•	Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

•	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

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Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

•	Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

•	Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

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Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

•	Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

•	Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

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Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

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Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

•	Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

•	Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

•	Property Taxes. Increases in property taxes may have an adverse impact on the real estate industry and, therefore, the value of the Fund’s investments.

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Real Estate Credit Risk. As discussed above, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Investment Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Investment Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.
Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.
Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Investment Adviser, particularly during times of general market turmoil. Private Real Estate Investment Funds may invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Funds focus primarily on the real estate industry, which subjects the Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund may use derivatives for speculative or hedging purposes and non-hedging purposes (that is, to seek to increase total return). Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). Private Real Estate Investment Funds may invest without limitation in restricted and illiquid investments. Private Real Estate Investment Fund may invest in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.
Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Principal Risks of the Fund—Restricted and Illiquid Investments Risk” for a description of risks associated with illiquid investments. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Investment Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Investment Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.
In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. See “Principal Risks of the Fund—Borrowing” and “Leverage” for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Investment Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the risk of total loss, for shareholders.
The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Principal Risks of the Fund—Private REIT Risk” for a description of risks associated with private REITs.
In connection with the consummation of the Reorganization, all of the Predecessor Fund’s interests in Private Real Estate Investment Funds have been transferred to a wholly-owned subsidiary of the Predecessor Fund for administrative purposes. This transfer triggered certain provisions of the Private Real Estate Investment Fund limited partnership agreements, limited liability company operating agreements or other governing documents, which could have an adverse effect on the Fund and the value of its investment. For example, the potential consequences of transferring Private Real Estate Investment Fund interests include the following:

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Restart of Lock-Up Period. Interests in Private Real Estate Investment Funds may be subject to a lock-up period, during which time an investor is barred from withdrawing its investment. Upon the transfer of an interest, this lock-up period may be contractually required to restart with respect to the recipient of the transferred interest (the “transferee”), notwithstanding that the interest may have been subject to an already-tolled lock-up period prior to its transfer.

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Early Assessment of Incentive Fee or Allocation. Interests in Private Real Estate Investment Funds may be subject to the payment of an incentive allocation or fee that is calculated on a fund’s net profits over a set performance period (typically, one fiscal year). Upon the transfer of an interest, this incentive allocation or fee may be contractually required to be charged on a fund’s net profits as accrued at the time of transfer, regardless of whether the time of transfer aligns with the end of a performance period.

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No Benefit from Prior High Watermark or Loss Carryforward Amounts. The payment of an incentive allocation or fee is frequently subject to so-called “high watermark” or “loss carryforward” protections, which generally prohibit the assessment of an incentive fee or allocation to the extent that the fund’s net asset value has not, with respect to a particular investor, exceeded its highest prior level. Similarly, with respect to other Private Real Estate Investment Funds, the incentive fee may be subject to a cap, which decreases based on the Private Real Estate Investment Fund’s cumulative realized capital losses and/or unrealized capital depreciation. Upon the transfer, these protections may be contractually required to be reset, such that a transferee will not benefit from the prior high watermark, loss carryforward amounts, or cumulative losses attributable to the interests prior to their transfer.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.
REIT Risk. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. REITs may also fail to qualify for tax free pass-through of income or may fail to maintain their exemptions from investment company registration. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.
Management Risk. A strategy used by the Investment Adviser may fail to produce the intended results.
Underlying Funds Invest Independently. The Underlying Funds in which the Fund plans to invest generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that these Underlying Funds do, in fact, hold such positions, the Underlying Funds in which the Fund invests, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, the portfolio managers of certain Underlying Funds may be compensated based on the performance of their investments. Accordingly, there may often be times when certain portfolio managers may receive incentive compensation in respect of their investments for a period even though the Underlying Funds overall depreciated during such period.
Dividend-Paying Investments Risk. The Fund’s investments in dividend-paying securities could cause the Fund to underperform other funds that invest in similar asset classes but employ a different investment style. Securities that pay dividends, as a group, can fall out of favor with the market, causing such securities to underperform securities that do not pay dividends. Depending upon market conditions and political and legislative responses to such conditions, dividend-paying securities that meet the Fund’s investment criteria may not be widely available and/or may be highly concentrated in only a few market sectors. The adoption of new legislation could further limit or restrict the ability of issuers to pay dividends. To the extent that dividend-paying securities are concentrated in only a few market sectors, the Fund may be subject to the risks of volatile economic cycles and/or conditions or developments that may be particular to a sector to a greater extent than if its investments were diversified across different sectors. In addition, issuers that have paid regular dividends or distributions to shareholders may not continue to do so at the same level or at all in the future. A sharp rise in interest rates or an economic downturn could cause an issuer to abruptly reduce or eliminate its dividend. This may limit the ability of the Fund to produce current income.
Investments in Derivatives. The Fund’s use of forwards, swaps, structured securities, call and put options, and other derivative instruments may result in losses. These instruments, which may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other investments, may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. Certain derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations, liquidity risk, risks arising from margin requirements, which include the risk that the Fund will be required to pay additional margin or set aside additional collateral to maintain open derivative positions, and operational and legal risks, which include risks related to documentation issues, system failures, inadequate controls, human error and the risk that a party’s obligations would be legally unenforceable. Derivatives may be used for hedging purposes and non-hedging purposes.
The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments, and there is no guarantee that the use of derivatives will achieve their intended result. If the Investment Adviser is incorrect in its expectation of the timing or level of fluctuation in securities prices, interest rates, currency prices or other variables, the use of derivatives could result in losses, which in some cases may be significant.
A lack of correlation between changes in the value of derivatives and the value of the portfolio investments (if any) being hedged could also result in losses. In addition, there is a risk that the performance of the derivatives or other instruments used by the Investment Adviser to replicate the performance of a particular asset class may not accurately track the performance of that asset class.
The Fund may use derivatives, including swaps, to implement short positions. Taking short positions involves leverage of the Fund’s assets and presents various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premiums and interest paid to a counterparty. Therefore, taking short positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.
Derivatives and Similar Instruments. The Fund may invest in derivatives and similar instruments discussed elsewhere in this Prospectus. The use of derivatives and similar instruments may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other assets and instruments and may result in losses due to adverse market movements. Pursuant to Rule 18f-4 under the 1940 Act, the Fund’s use of derivatives and other transactions that create future payment or delivery obligations is subject to a value-at-risk (“VaR”) leverage limit and reporting and certain other requirements. The Fund has also adopted and implemented a derivatives risk management program (the “DRMP”) to, among other things, manage the risks associated with the use of derivatives and these other transactions for a “full compliance fund” if the Fund does not qualify as a “limited derivatives user” under Rule 18f-4. The Board of Trustees has approved the designation of personnel from GSAM to administer the DRMP. With respect to the Fund, which qualifies as a “limited derivatives user” under Rule 18f-4, the Fund’s Board of Trustees has adopted and implemented policies and procedures to manage a “limited derivatives user” fund’s derivatives risks. A “limited derivatives user” fund is also subject to the derivatives exposure threshold set forth in Rule 18f-4.
Similar to borrowings, derivatives and similar instruments may result in leverage. Borrowing and the use of derivatives and similar instruments may magnify the potential for gains and losses in excess of the initial amount invested. The amount of indebtedness from borrowings may not exceed certain limitations. If the Fund uses reverse repurchase agreements or similar financing transactions, including certain tender option bonds, the Fund must either aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of indebtedness associated with any borrowings, if applicable, when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions subject to the leverage limits under Rule 18f-4.
In addition, under Rule 18f-4, the Fund is permitted to invest in a security on a when-issued or forward-settling basis (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls), or with a non-standard settlement cycle, and the transaction will be deemed not to involve a “senior security,” provided that (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date). The Fund may otherwise engage in such transactions that do not meet these conditions so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with Rule 18f-4. Furthermore, under Rule 18f-4, the Fund will be permitted to enter into an unfunded commitment agreement (e.g., capital commitments to invest equity in Underlying Funds that can be drawn at the discretion of the Underlying Fund’s sponsor), and such unfunded commitment agreement will not be subject to the limits on borrowings as described above, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due.
These requirements may limit the ability of the Fund to use derivatives, short sales, reverse repurchase agreements and similar financing transactions, delayed-settlement securities and unfunded commitment agreements as part of its investment strategies.
From time to time, the Fund may enter into derivatives or other similar transactions that require the Fund to pledge margin or collateral to a counterparty or clearing member through a margin/collateral account for and on behalf of the counterparty or clearing member. For operational, cost, regulatory or other reasons, when setting up these arrangements, the Fund may be required to use a margin/collateral account model or naming convention that may not be the most protective option available in the case of a default or bankruptcy by a counterparty or clearing member or that may delay or impair the Fund from fully exercising its rights under the arrangement. In the event of default or bankruptcy by a counterparty or clearing member, the margin or collateral may be subject to legal proceedings and the Fund may be delayed in taking possession of any margin or collateral to which the Fund is legally entitled.
Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.
A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period.
The Fund may purchase call and put options, on any securities and other instruments in which it may invest or any index consisting of securities or other instruments in which it may invest. The Fund may also purchase put and call options on foreign currencies.
The purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which presents additional risk). The successful use of options depends in part on the ability of the Investment Adviser to anticipate future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are purchased, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund’s transaction costs. Options purchased by the Fund may be traded on either U.S. or foreign exchanges or over the counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.
Option Writing Risk. Writing (selling) call options limits the opportunity to profit from an increase in the market value of securities in exchange for up-front cash at the time of selling the call option. When the Fund writes (sells) call options on securities, it receives cash but limits its opportunity to profit from an increase in the market value of the applicable security beyond the exercise price (plus the premium received) of the option. In a rising market, the Fund could significantly underperform the market. Such underperformance may be more pronounced to the extent that the call option’s underlying security sharply increases prior to the expiration of the option. The Fund’s option strategies may not fully protect it against declines in the value of the market. Cash received from premiums will enhance return in declining markets, but the Fund will continue to bear the risk of a decline in the value of the securities held in its portfolio. The benefit from writing a call option is limited to the amount of premium received. In a period of a sharply falling equity market, the Fund will likely also experience sharp declines in its NAV.
Short Position Risk. The Fund may use derivatives, including options, futures and swaps, to implement short positions, and may engage in short selling. Taking short positions and short selling involve leverage of the Fund’s assets and present various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premium and interest paid to a third party. Therefore, taking short derivative positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the counterparty to the short transaction may fail to honor its contract terms, causing a loss to the Fund.
In order to sell a financial instrument short, the Fund must first borrow the instrument from a lender, such as a broker or other institution. The Fund may not always be able to borrow the instrument at a particular time or at an acceptable price. Thus, there is risk that the Fund may be unable to implement its investment strategy due to the lack of available instruments or for other reasons.
After selling a borrowed financial instrument, the Fund is then obligated to “cover” the short sale by purchasing and returning the instrument to the lender on a later date. The Fund cannot guarantee that the financial instrument necessary to cover a short position will be available for purchase at the time the Fund wishes to close a short position or, if available, that the instrument will be available at an acceptable price. If the borrowed instrument has appreciated in value, the Fund will be required to pay more for the replacement instrument than the amount it received for selling the instrument short. Moreover, purchasing a financial instrument to cover a short position can itself cause the price of the instrument to rise further, thereby exacerbating the loss. The potential loss on a short sale may, with respect to certain instruments (e.g., equities, swap options), be unlimited because the loss increases as the price of the instrument sold short increases and the price may rise indefinitely. If the price of a borrowed financial instrument declines before the short position is covered, the Fund may realize a gain. The Fund’s gain on a short sale, before transaction and other costs, is generally limited to the difference between the price at which it sold the borrowed instrument and the price it paid to purchase the instrument to return to the lender.
While the Fund has an open short position, it is subject to the risk that the financial instrument’s lender will terminate the loan at a time when the Fund is unable to borrow the same instrument from another lender. If this happens, the Fund may be required to buy the replacement instrument immediately at the instrument’s then current market price or “buy in” by paying the lender an amount equal to the cost of purchasing the instrument to close out the short position.
Short sales also involve other costs. The Fund must normally repay to the lender an amount equal to any dividends or interest that accrues while a loan is outstanding. In addition, to borrow a financial instrument, the Fund may be required to pay a premium. The Fund also will incur transaction costs in effecting short sales. The amount of any ultimate gain for the Fund resulting from a short sale will be decreased, and the amount of any ultimate loss will be increased, by the amount of premiums, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.
Until the Fund replaces a borrowed instrument, the Fund may be required to maintain short sale proceeds with the lending broker as collateral. Moreover, the Fund may be required to make margin payments to the lender during the term of the borrowing if the value of the security it borrowed (and sold short) increases. Thus, short sales involve credit exposure to the broker that executes the short sales. In the event of the bankruptcy or other similar insolvency with respect to a broker with whom the Fund has an open short position, the Fund may be unable to recover, or delayed in recovering, any margin or other collateral held with or for the lending broker.
Potential Loss from Currency Fluctuations. The Fund may invest a portion of its capital outside the United States in non-U.S. dollar denominated securities. These investments involve special risks compared with investing exclusively in the United States. Because these investments may involve non-U.S. dollar currencies and because the Fund may hold funds in these currencies in bank deposits during the completion of the investment program, the Fund may be adversely affected by changes in currency rates (including as a result of the devaluation of a foreign currency) and in exchange control regulations and may incur costs in connection with conversions between various currencies. In addition, the equivalent U.S. dollar obligations of the Fund’s investments located outside of the United States may increase as a result of adverse changes in currency rates.
Borrowing. The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, to satisfy repurchase requests from

Shareholders, and to facilitate the Fund’s hedging activities. The terms of the indebtedness incurred by the Fund may require the Fund to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, the Fund may not be able to negotiate commercially reasonable terms for its indebtedness and may not be able to extend or renew the existing terms when the indebtedness comes due. If the Fund is unable to access additional credit or otherwise has insufficient resources to pay its obligations, it may be forced to sell investments at inopportune times, which may further depress returns. The Fund will be limited in its ability to borrow (or guarantee other obligations) to amounts such that the Fund’s asset coverage ratio (as defined in the 1940 Act) would be less than 300%, calculated at the time of such incurrence (i.e., the value of each of the Fund’s total assets less liabilities other than the principal amount represented by indebtedness must be at least 300% of the principal amount represented by indebtedness at the time of incurrence). The Fund may also utilize indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.
The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the Fund’s NAV to a greater extent than if the Fund did not utilize leverage. The Fund’s leverage strategy may not be successful.
The Fund May Make Commitments Representing a Substantial Portion of its Total Assets. To the extent permitted by applicable law, the Fund may make commitments to Private Real Estate Investment Funds in which it invests that represent a substantial portion of the total assets of the Fund, including through the use of leverage. As a result, in certain circumstances, the Fund may need to retain investment income, borrow funds or liquidate some or all of its investments prematurely at potentially significant discounts to market value if the Fund does not have sufficient liquid assets to meet these commitments; however, the Fund will not borrow in excess of applicable limitations under the 1940 Act.
Risks Relating to the Potential Use of Pass-Through Entities. To the extent permitted by applicable law (including the 1940 Act), the Fund may make investments through one or more partnerships or other pass-through entities in which the sole beneficial interest holders are the Fund. These investment vehicles may incur leverage. To the extent permitted by applicable law including the 1940 Act, the Fund may guarantee the obligations of these investment vehicles and/or assign and pledge certain assets of the Fund to these investment vehicles in order to secure borrowings or other leverage. Failure by such a vehicle to meet its obligations could have adverse effects on the Fund, including the acceleration of payment obligations under any leverage facility used by the vehicle.
Dependence upon the Ability of the Investment Adviser. The Board has delegated to the Investment Adviser the authority to make investment, disposition, and related investment management decisions, including the authority to approve all investments and/or all dispositions made by the Fund and to make or provide reserves, provided that the Board may approve certain transactions made in accordance with co-investment exemptive relief. In addition, the Board has delegated to the Investment Adviser the authority to manage many of the affairs of the Fund, including, among others, the right to enforce default remedies, responsibility for maintaining the Fund’s books and records and producing the Fund’s reports, the right to calculate and cause the Fund to make distributions. Shareholders will have no right or power to participate in the management or control of the business of the Fund, and thus must depend solely upon the ability of the Investment Adviser with respect to the Fund’s investments. In addition, shareholders will have no opportunity to evaluate the specific investments made by the Fund or the terms of any investment. Accordingly, the success and failure of the Fund will depend to a significant extent on the viability and performance of the Investment Adviser. In managing and directing the investment programs of the Fund, the Investment Adviser will rely heavily on certain key personnel of Goldman Sachs. Certain key personnel, including members of the Investment Adviser’s investment team, may leave Goldman Sachs or rotate to another group within Goldman Sachs. The departure of any of such key personnel or their inability to fulfill certain duties may adversely affect the ability of the Investment Adviser to effectively implement the investment program of the Fund and may have an adverse impact on the Fund. Changes to the composition of the investment team may occur over time and without notice to the shareholders.
Risk of Certain Events Related to Goldman Sachs. Although the Fund is a separate legal entity from Goldman Sachs, in the event that Goldman Sachs were to become insolvent and/or subject to liquidation, or if there were a change of control of Goldman Sachs, the Fund could nonetheless be adversely affected. In that regard, a bankruptcy or change of control of Goldman Sachs or the Investment Adviser could cause the Investment Adviser to have difficulty retaining personnel or otherwise adversely affect the Fund and its ability to achieve its investment objective.
Operational Risk. The Fund is dependent on the Investment Adviser’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of the Investment Management Agreement or an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond the Fund’s control and adversely affect the Fund’s business. There could be sudden electrical or telecommunications outages, natural disasters such as earthquakes, tornadoes and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts and acts of war, outages due to issues experienced by specific service providers; and/or cyber incidents. In addition to the Fund’s dependence on information systems, poor operating performance by the Fund’s service providers could adversely impact the Fund. These events, in turn, could have a material adverse effect on the Fund’s performance.
Investment Performance of the Fund and Other Investment Vehicles May Vary Significantly. Goldman Sachs (i) has established, and expects to continue to establish, additional companies, partnerships or other entities, pooled investment vehicles for multiple investors, funds, separate accounts, and other entities, and (ii) includes various business units or divisions, which, in either case, may have, in whole or in part, investment objectives and strategies that may be similar to or overlap with those of the Fund (such entities, business units or divisions are referred to collectively as, “Other Investment Vehicles”). The Fund may at times compete with the Other Investment Vehicles for certain investments and the returns of each of the Other Investment Vehicles will likely differ materially from the returns of the Fund.
The results of the investment activities of the Fund may differ significantly from the results achieved by Goldman Sachs for its own benefit and from the results achieved by Other Investment Vehicles based on the investment strategies employed by such investors.
Subject to applicable law, including the 1940 Act, Other Investment Vehicles and other areas within Goldman Sachs may invest alongside the Fund. In allocating any investment opportunities, the Investment Adviser will take into account numerous factors, in its discretion. Any such investments made alongside the Fund may or may not be in proportion to the relevant commitments of the investing parties. As a result, investment returns may vary materially among the Fund and Other Investment Vehicles and other areas of Goldman Sachs that invest alongside the Fund.
Market Volatility. The value of any public securities in which the Fund may directly or indirectly invest varies in response to many factors. Factors specific to a company could result in a decrease in the value of the company’s securities. Factors specific to the industry in which the company participates can have a similar effect. The value of a company’s securities can also be adversely affected by changes in financial markets generally that are unrelated to the company itself or its industry. Current economic conditions in some cases have produced downward pressure on security prices and credit availability for certain companies without regard to those companies’ underlying financial strength. In addition, certain options and other equity-related instruments may be subject to additional risks, including liquidity risk, counterparty credit risk, legal risk and operations risk, may involve significant economic leverage and, in some cases, may be subject to significant risks of loss. These factors and others can cause significant fluctuations in the prices of the securities in which the Fund may directly or indirectly invest and can result in adverse effects on the Fund’s returns.
Effects of Economic Conditions on the Fund and Its Investments. The Fund and its investments may be adversely affected by the deterioration of and uncertainty in the financial markets and economic conditions throughout the world, some of which may magnify the risks described in this prospectus and have other adverse effects. These market conditions have resulted in volatility and illiquidity in the global equity, credit and debt markets generally. While these conditions may create increased investment opportunities for the Fund, certain securities may become less liquid, more difficult to value and thus harder to liquidate.
The duration and ultimate effect of market conditions cannot be forecast, nor is it known whether or the degree to which such conditions may improve or worsen. Although the deterioration of market conditions and uncertainty regarding economic markets generally could result in the Fund acquiring investments on more favorable terms, such conditions may also result in declines in the market values of the Fund’s existing investments. Furthermore, the credit markets tend to be volatile and the availability of indebtedness may be difficult to ascertain. As a result, the Fund may be unable to borrow sufficiently. This may have an adverse effect on the Fund’s ability to acquire and dispose of investments as well as on the returns associated with its investments.
In addition, international trade tensions may give rise to concerns about economic and geopolitical stability and have had and likely will continue to have an adverse impact on global economic conditions. Trade disputes between the United States and other countries may be an ongoing source of instability, potentially resulting in significant currency fluctuations, or have other adverse effects on international markets, international trade agreements, or other existing cross-border cooperation arrangements. Tariffs, trade restrictions, economic sanctions, export controls, or retaliatory measures, or the threat or potential of one or more such events and developments, may result in material adverse effects on the global economy and the Fund.
Foreign Risk. When the Fund invests in foreign securities, it may be subject to risk of loss not typically associated with U.S. issuers. Loss may result because of more or less foreign government regulation; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from, among other things, deteriorating economic and business conditions in other countries, including the United States, regional and global conflicts, the imposition of exchange controls (including repatriation restrictions), sanctions, foreign taxes, confiscation of assets and property, trade restrictions (including tariffs), expropriations and other government restrictions by the United States or other governments, higher transaction costs, difficulty enforcing contractual obligations or from problems in share registration, settlement or custody.The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is impossible to predict. These types of measures may include, but are not limited to, banning a sanctioned country from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing the assets of particular countries, entities, or persons. The imposition of sanctions and other similar measures could, among other things, cause a decline in the value and/or liquidity of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country, downgrades in the credit ratings of the sanctioned country or companies located in or economically tied to the sanctioned country, devaluation of the sanctioned country’s currency, and increased market volatility and disruption in the sanctioned country and throughout the world. Sanctions and other similar measures could limit or prevent the Fund from buying and selling securities (in the sanctioned country and other markets), significantly delay or prevent the settlement of securities transactions, and significantly impact the Fund’s liquidity and performance. The Fund or the Investment Adviser may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding sanctions, repatriation restrictions, confiscation of assets and property, expropriation or nationalization. Geopolitical developments in certain countries in which the Fund may invest have caused, or may in the future cause, significant volatility in financial markets. The Fund will also be subject to the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Foreign risks will normally be greatest when the Fund invests in securities of issuers located in, or otherwise economically tied to, emerging countries.
Emerging Markets. The Fund may invest in securities of issuers located in, or otherwise economically tied to, emerging countries. The securities markets of emerging countries are generally less liquid, developed and efficient, are subject to greater price volatility, and have smaller market capitalizations than the securities markets of the United States and developed non-U.S. markets. Emerging countries are generally located in Africa, Asia, the Middle East, Eastern Europe and Central and South America. Emerging markets may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. As a result, there could be less information available about issuers in emerging countries, which could negatively affect the Investment Adviser’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations has been extremely limited. The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited. Many emerging countries have experienced substantial rates of inflation for many years. Inflation and rapid fluctuations in inflation rates may continue to have very negative effects on the economies and securities markets of certain emerging countries. Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by protectionist measures imposed or negotiated by the countries with which they trade. The economies of countries with emerging markets may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the capacity of issuers of emerging country debt instruments to make payments on their debt obligations, regardless of their financial condition. There can be no assurance that adverse political changes will not cause a loss of any or all of any such investment and, in the case of fixed-income securities, interest thereon.
Lack of Financial Reporting Related to Non-U.S. Investments; Adverse Non-U.S. Taxes or Other Conditions. The Fund may invest in non-U.S. entities. Because non-U.S. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to

U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. This limitation may be particularly true for private equity investments, where there may be little or no publicly available information about private companies. In addition, financial data related to non-U.S. investments may be affected by both inflation and local accounting standards, and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund may be subject to tax, reporting and other filing obligations in non-U.S. jurisdictions in which non-U.S. companies reside or operate. In addition, non-U.S. securities markets, particularly in developing countries, may be substantially less liquid and have greater volatility than U.S. securities markets.
Geographic Risk. If the Fund focuses its investments in securities of issuers located in a particular country or region the Fund may be subjected to a greater extent than if investments were less focused, to the risks of volatile economic cycles and/or conditions and developments that may be particular to that country or region, such as: adverse securities markets; adverse exchange rates; adverse social, political, regulatory, economic, business, environmental or other developments; or natural disasters.
Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses have the potential to significantly affect the global economy. Terrorist attacks may also exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a Fund investment, directly or indirectly, may result in a liability far in excess of available insurance coverage. The Investment Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the Fund.
Investment and Repatriation Restrictions. Foreign investment in securities of companies in certain of the countries in which the Fund may invest is restricted or controlled to varying degrees. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. Even where permitted, direct investments in certain companies may require significant government approvals under corporate, securities, foreign investment and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Fund. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions.
Hedging Instruments May Adversely Affect Overall Performance. The Fund’s use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities or more traditional investments of the Fund, depending upon the characteristics of the particular derivative and the Fund’s portfolio as a whole. Engaging in derivative transactions may entail investment exposures that are greater than their cost would suggest, and involves a risk of loss that could materially adversely affect the overall performance of the Fund. Please see “Borrowing” above.
Hedging strategies could involve a variety of derivative transactions, including futures, forward, swap, and option contracts or other financial instruments with similar characteristics, including forward foreign exchange contracts, interest rate swaps, credit default swaps and total return swaps, exchanges, caps and options (collectively “Hedging Instruments”). While hedging transactions may reduce the risks associated with an investment by the Fund, the transactions themselves entail risks that are different than those of the investments of the Fund. The risks posed by these transactions include interest rate risk, market risk, the risk that these complex instruments and techniques will not be successfully evaluated, monitored or priced, the risk that counterparties will default on their obligations, liquidity risk and leverage risk. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Thus, while the Fund may benefit from the use of Hedging Instruments, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if they had not used those Hedging Instruments.
The success of hedging transactions will be subject to the ability to correctly predict movements in and the direction of currency exchange rates, interest rates and public security prices. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary.
Currency Hedging Instruments may not be available for certain currencies or may not have a duration that matches the long-term nature of the underlying principal investment. The ability to trade in or exercise options may be restricted in the event that trading in the underlying securities becomes restricted.
The successful use of these hedging strategies depends upon the availability of a liquid market and appropriate Hedging Instruments, and there can be no assurance that the Fund will be able to close out a position when deemed advisable by the Investment Adviser. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Hedging transactions also involve additional costs and expenses, which may adversely affect the overall performance of the Fund. There can be no assurance that the Fund’s assets will engage in hedging transactions at any given time or from time to time, or that these transactions, if available, will be effective.
Nature of Distressed Investments. The Fund may invest in the securities and obligations of companies experiencing financial and/or operational distress, including debt obligations that are in covenant or payment default. Such investments are considered high-risk and speculative. Defaulted obligations might not be repaid at all or might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.
Bankruptcy. Given their financial situation, distressed companies also face increased risk that they may be involved in bankruptcy proceedings. There are a number of significant risks when investing in distressed companies that are or may be involved in bankruptcy proceedings, including adverse and permanent effects on a company, such as the loss of its market position and key personnel, otherwise becoming incapable of restoring itself as a viable entity and, if converted to a liquidation, a possible liquidation value of the company that is less than the value that was believed to exist at the time of the investment. Bankruptcy proceedings are often lengthy and difficult to predict and could adversely impact a creditor’s return on investment. The bankruptcy courts have extensive power and, under some circumstances, may alter contractual obligations of a bankrupt company. Shareholders, creditors and other interested parties are all entitled to participate in bankruptcy proceedings and will attempt to influence the outcome for their own benefit. Administrative costs relating to a bankruptcy proceeding will be paid out of the debtor’s estate prior to any returns to creditors. In addition, creditors (such as the Fund) can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by these actions, especially in the case of investments made prior to the commencement of bankruptcy proceedings. Also, certain claims, such as for taxes, may have priority by law over the claims of certain creditors. The Fund also may seek representation on creditors’ committees and, as a member of a creditors’ committee, may owe certain obligations generally to all creditors similarly situated that the committee represents, and it may be subject to various trading or confidentiality restrictions. In addition, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors.
Regulation and Treatment of the Fund as a Bank Holding Company Affiliate. Goldman Sachs is regulated as a “bank holding company” under the Bank Holding Company Act (the “BHCA”), which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Goldman Sachs has elected to become a financial holding company under the BHCA and, as such, may engage in a broader range of financial and related activities, as long as Goldman Sachs continues to meet certain eligibility requirements.
It is contemplated that the Fund is managed under the direction of the Board comprised of individuals, a majority of whom are independent of Goldman Sachs. As a result of this and other factors, the Fund will not be “controlled” by Goldman Sachs for BHCA purposes. If the Fund is not controlled by Goldman Sachs for BHCA purposes, the BHCA’s restrictions on Goldman Sachs’ activities and investments should not apply to the Fund.
However, if the Fund were deemed to be controlled by Goldman Sachs for bank regulatory purposes, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, may, among other things, restrict the transactions and relationships between the Investment Adviser, Goldman Sachs and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict investments and transactions by, and the operations of, the Fund. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities.
Speculative Position Limits. The U.S. Commodity Futures Trading Commission (the “CFTC”) and various exchanges have rules limiting the maximum net long or short positions which any person or group may own, hold or control in any given futures contract or option on such futures contract and a limited number of swaps. GSAM will need to consider whether the exposure created under these contracts might exceed the applicable limits in managing the Fund, and the limits may constrain the ability of the Fund to use such contracts.
Error and Error Correction Policies. The Investment Adviser will report to the Board any material breaches of the Fund’s investment objective, policies or restrictions and any material errors in the calculation of the NAV of the Fund. Depending on the nature and size of an error, corrective action may or may not be required. Corrective action may involve a prospective correction of the NAV. The Investment Adviser’s error policy and the Fund’s NAV error correction policy limit or restrict when corrective action will be taken. As discussed in more detail under the section entitled “How Are Shares Priced?,” the Fund’s portfolio securities may be priced based on quotations for those securities provided by pricing services and Non-Traded Funds which may be priced on a delayed basis. There can be no guarantee that a quotation provided by a pricing service or Non-Traded Fund will be accurate. Each of the Investment Adviser and the Fund may at any time, in its discretion and without notice to shareholders, amend or supplement its error and NAV error correction policies.
Potential Conflicts of Interest with Other Businesses of Goldman Sachs. There are significant potential conflicts of interest that could negatively impact the Fund’s investment returns. A number of these potential conflicts of interest with affiliates of the Investment Adviser and Goldman Sachs are discussed in more detail elsewhere in this Prospectus.

Goldman Sachs is a leading global financial institution that provides investment banking, securities and investment management services to a diversified client base, including companies and high-net-worth individuals, among others. As such, it acts as an investor, investment banker, research provider, investment manager, financier, adviser, market maker, trader, prime broker, derivatives dealer, lender, counterparty, agent and principal. In those and other capacities, Goldman Sachs and its affiliates advise clients in all markets and transactions and purchase, sell, hold and recommend a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own accounts or for the accounts of their customers, and have other direct and indirect interests in the global fixed income, currency, commodity, equity, bank loans and other markets in which the Fund invests or may invest. Such additional businesses and interests will likely give rise to potential conflicts of interest and may restrict the way the Fund operates. For example, (1) the Fund may not be able to conduct transactions relating to investments in portfolio companies because the Investment Adviser is not permitted to obtain or use material nonpublic information in effecting purchases and sales in public securities transactions for the Fund or (2) Goldman Sachs, the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with the Fund (subject to any limitations under the law), and/or may compete for commercial arrangements or transactions in the same types of companies, assets, securities or other assets or instruments as the Fund. Transactions by, advice to and activities of such accounts (including potentially Goldman Sachs acting on a proprietary basis), may involve the same or related affiliates, securities or other assets or instruments as those in which the Fund invests and may negatively affect the Fund (including the Fund’s ability to engage in a transaction or other activities) or the prices or terms at which the Fund’s transactions or other activities may be effected. For example, Goldman Sachs may be engaged to provide advice to an account that is considering entering into a transaction with the Fund, and Goldman Sachs may advise the account not to pursue the transaction with the Fund, or otherwise in connection with a potential transaction provide advice to the account that would be adverse to the Fund.
In addition, subject to applicable law, GS&Co. may, to the extent permitted by applicable law, including the limitations set forth in Section 17(e) of the 1940 Act, receive compensation from the Fund or from its borrowers if the Fund makes any investments based on opportunities that such employees or personnel of GS&Co. have referred to the Fund. Such compensation might incentivize GS&Co. or its employees or personnel to refer opportunities or to recommend investments that might otherwise be unsuitable for the Fund. Further, any such compensation paid by the Fund, or paid by the borrower (to which the Fund would otherwise have been entitled) in connection with such investments, may negatively impact the Fund’s returns. Furthermore, Goldman Sachs is currently, and in the future expects to be, raising capital for new public and private investment vehicles that have, or when formed will have, the primary purpose of directly originating senior secured corporate credit. These investment vehicles, as well as existing investment vehicles (including other accounts), will compete with the Fund for investments. Although the Investment Adviser and its affiliates will endeavor to allocate investment opportunities among its clients, including the Fund, in a fair and equitable manner and consistent with applicable allocation procedures, it is expected that, in the future, the Fund may not be given the opportunity to participate in investments made by other accounts or that the Fund may participate in such investments to a lesser extent due to participation by such other accounts.
Subject to applicable law, the Fund, Goldman Sachs and other client accounts managed by the Investment Adviser (“Accounts”) can make negotiated co-investments pursuant to an exemptive order from the SEC permitting the Fund to do so (the “Relief”). As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.
The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
In addition, Goldman Sachs or another investment account or vehicle managed or controlled by Goldman Sachs or another client of the Investment Adviser may hold securities, loans or other instruments of a portfolio company in a different class or a different part of the capital structure than securities, loans or other instruments of such portfolio company held by the Fund. As a result, Goldman Sachs or such other investment account or vehicle or such other client of the Investment Adviser may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, on behalf of its own account, that could have an adverse effect on the Fund. In addition, to the extent Goldman Sachs has invested in a portfolio company for its own account, Goldman Sachs may limit the transactions engaged in by the Fund with respect to such portfolio company or issuer for reputational, legal, regulatory or other reasons.
Legal, Tax and Other Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the shareholders. Recent economic events have given rise to a political climate that may result in the Investment Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.
The Fund and/or some or all of the shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the shareholders.
The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes, and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in this prospectus and that shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each shareholder is urged to consult its own tax advisors.
Tax Risk. Although the Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code, the Fund cannot assure shareholders that the Fund will be able to maintain RIC status. To obtain and maintain RIC status and be relieved of U.S. federal income taxes on income and gains distributed to its shareholders, the Fund must meet the annual distribution, source-of-income and asset diversification requirements described below.

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The annual distribution requirement for a RIC will be satisfied if the Fund distributes to its shareholders on an annual basis at least 90% of its investment company taxable income for each taxable year. Because the Fund expects to use debt financing, the Fund expects to be subject to an asset coverage ratio requirement under the 1940 Act, and the Fund expects to be subject to certain financial covenants contained in its credit agreements and other debt financing agreements. This asset coverage ratio requirement and these financial covenants could, under certain circumstances, restrict the Fund from making distributions to its shareholders that are necessary for the Fund to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, and thus is unable to make sufficient distributions to its shareholders, the Fund could fail to maintain its status for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). While distributions of net capital gains are not required for maintaining the Fund’s RIC status, any undistributed net capital gains will be subject to Fund-level U.S. federal income tax at regular corporate rates.

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The source-of-income requirement will be satisfied if at least 90% of the Fund’s gross income for each year is derived from dividends, interest, gains from the sale of stock or securities or certain other similar sources.

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The asset diversification requirement will be satisfied if, at the end of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other acceptable securities, and no more than 25% of the value of our assets is invested in the securities (other than U.S. government securities or securities of other RICs) of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund’s having to dispose of certain investments quickly in order to prevent the loss of the Fund’s RIC status.

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If the Fund fails to maintain its RIC status for any reason and does not qualify for certain relief provisions under the Code, the Fund would be subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). In this event, the resulting taxes could substantially reduce the Fund’s Net Assets, the amount of the Fund’s income available for distribution and the amount of the Fund’s distributions to its shareholders, which would have a material adverse effect on the Fund’s financial performance and its shareholders’ return on their investments in the Fund. For additional discussion regarding the tax implications of a RIC, see “Taxation.”

Uncertain Tax Treatment. The Fund will, from time to time, invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are uncertain on the tax accounting for distressed debt, including when the Fund will cease to accrue interest, original issue discount (“OID”) or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund invests in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund will, from time to time, be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund will have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes in such circumstances. The Fund may also be required to recognize items of taxable income and gain and to make distributions to shareholders prior to the time that any corresponding cash distributions are made to or by the Fund and certain Underlying Funds that are classified as partnerships for U.S. federal income tax purposes. Accordingly, the Fund will, from time to time, be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund will, from time to time, realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its Shareholders may receive larger capital gain distributions than they would in the absence of such transactions. The required recognition of such non-cash investments may also have a negative impact on the Fund’s liquidity.
Other Regulatory. The Fund is registered as an investment company under the 1940 Act. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund may use derivatives that are subject to regulation by the CFTC. Because of this exposure to CFTC-regulated derivatives, the Investment Adviser could become subject to regulation as a “commodity pool operator” under the Commodity Exchange Act, as amended (the “CEA”), and the CFTC’s rules and regulations with respect to the operations of the Fund. However, The Investment Adviser has claimed an exclusion with respect to the Fund from the definition of the term “commodity pool operator” under the CEA and, therefore, is not currently subject to registration or regulation as a pool operator under that CEA with respect to the Fund. If the Fund were to be subject to registration or regulation as a commodity pool operator under the CEA, the Fund may incur compliance and other expenses or otherwise disadvantage the Fund.
Market Risk. The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors, governments or countries and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries, countries or regions, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries, countries or regions.
Global economies and financial markets are becoming increasingly interconnected, and political, economic and other conditions and events (including, but not limited to, natural disasters, pandemics,

epidemics, and social unrest) in one country, region, or financial market may adversely impact issuers in a different country, region or financial market. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. Moreover, such negative political and economic conditions and events could disrupt the processes necessary for the Fund’s operations. Furthermore, local, regional and global events such as war, military conflict, geopolitical disputes, acts of terrorism, social or political unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, tariffs and other restrictions on trade, sanctions or the spread of infectious illness or other public health threats, or the threat of one or more such events and developments, could also adversely impact issuers, markets and economies, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.
Counterparty Risk. Many of the protections afforded to cleared transactions, such as the security afforded by transacting through a clearing house, might not be available in connection with certain over-the-counter transactions. Therefore, in those instances in which the Fund enters into certain over-the-counter transactions, the Fund will be subject to the risk that its direct counterparty will not perform its obligations under the transactions and that the Fund will sustain losses. However, recent regulatory developments require margin on certain uncleared over-the-counter transactions which may reduce, but not eliminate, this risk.
Co-Investments. The Fund may make co-investments alongside managers with whom the External Investing Group (“XIG”) has a relationship. The secondary market for co-investments is highly competitive, and successfully sourcing such investments can be difficult given the high level of investor demand some investment opportunities receive. Even if these investment opportunities and managers are identified, there is no assurance that the Fund’s bids to acquire interests in such investments, which interests are often difficult to value, will be successful; and, upon a successful bid, legal or contractual transfer restrictions, including rights-of-first-refusal, change-of-control, and other similar provisions applicable to such investments (and which may have been granted in favor of other affiliates of Goldman Sachs or investment vehicles in which they may have invested), may prevent the Fund from acquiring all or a portion of such investments. In addition, the Investment Adviser may not be able to obtain as favorable terms as it would otherwise in a less competitive investment environment. The Fund may incur significant expenses investigating potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party advisors.
The Fund’s co-investments may include an unfunded commitment to invest equity capital in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Underlying Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in liquid investments, pending the calling of these unfunded commitments.
Special Situation Investments Risk. The Fund may make investments in event-driven situations such as recapitalizations, financings, corporate and financial restructurings, acquisitions, divestitures, reorganizations or other situations in public or private companies that may provide the Fund with an opportunity to provide debt and/or equity financing, typically on a negotiated basis. The Investment Adviser will seek special situation investment opportunities with limited downside risk relative to their potential upside. These investments are complicated and an incorrect assessment of the downside risk associated with an investment could result in significant losses to the Fund.
Private Company Investments Risk. Private companies are not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Investment Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives. The securities of private portfolio companies are illiquid, making it difficult for the Fund to sell such investments.
Valuation Risk. Market prices may not be readily available for some of the Fund’s investments. The value of such securities is determined by fair valuations determined by the Board’s valuation designee pursuant to procedures governing the valuation of portfolio securities adopted by the Board. Proper valuation of such securities may require more reliance on the judgment of the Investment Adviser than for valuation of securities for which an active trading market exists.
Unsecured Debt, including Mezzanine Debt. The Fund’s unsecured debt investments, including mezzanine debt investments, generally will be subordinated to senior debt in the event of an insolvency. This may result in an above average amount of risk and loss of principal.
Non-Investment Grade Fixed Income Securities Risk. Non-investment grade fixed income securities and unrated securities of comparable credit quality (commonly known as “junk bonds”) are considered speculative and are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less liquidity. The Fund may purchase the securities or obligations of issuers that are in default.
Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, securities, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References. Investments in structured securities may provide exposure to certain securities or markets in situations where regulatory or other restrictions prevent direct investments in such issuers or markets.
The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference, effectively leveraging the Fund’s investments so that small changes in the value of the Reference may result in disproportionate gains or losses to the Fund. Consequently, structured securities may present a greater degree of market risk than many types of securities and maybe more volatile, less liquid and more difficult to price accurately than less complex securities. Structured securities are also subject to the risk that the issuer of the structured securities may fail to perform its contractual obligations. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in structured securities may be subject to the limits applicable to investments in other investment companies.
Structured securities are considered hybrid instruments because they are derivative instruments the value of which depends on, or is derived from or linked to, the value of an underlying asset, interest rate index or commodity. Commodity-linked notes are hybrid instruments because the principal and/or interest payments on those notes is linked to the value of the individual commodities, futures contracts or the performance of one or more commodity indices.
Structured securities include, but are not limited to, equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked notes combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Upon the maturity of the note, the holder generally receives a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. For example, a note may guarantee the repayment of the original principal amount invested (even if the underlying linked securities have negative performance during the note’s term), but may cap the maximum payment at maturity at a certain percentage of the issuance price or the return of the underlying linked securities. Alternatively, the note may not guarantee a full return on the original principal, but may offer a greater participation in any capital appreciation of the underlying linked securities. The terms of an equity linked note may also provide for periodic interest payments to holders at either a fixed or floating rate. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and policies.
CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk. CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changing interest rates and other developments impacting the commercial real estate market, such as changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in real estate tax rates and other operating expenses, population shifts and other demographic changes, increasing vacancies (potentially for extended periods), reduced demand for commercial and office space as well as maintenance or tenant improvement costs and costs to convert properties for other uses, changes in governmental rules, regulations and fiscal policies, acts of God, terrorist threats and attacks, and social unrest and civil disturbances. These developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. These developments could also result in reduced liquidity for CMBS and other real estate-related investments. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.
Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of CMBS (e.g., the Coronavirus Aid, Relief, and Economic Security (CARES) Act). Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted residential mortgage loan included in a pool of residential mortgage loans backing such residential CMBS. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in respect of residential mortgage loans which collateralize CMBS held by the Fund, delay the timing or reduce the amount of recoveries on defaulted residential mortgage loans which collateralize CMBS held by the Fund, and consequently, could adversely impact the yields and distributions the Fund may receive in respect of its ownership of CMBS collateralized by residential mortgage loans.
Other Regulated Investment Companies Risk. By investing in other investment companies (including ETFs) indirectly through the Fund, investors will incur a proportionate share of the expenses of the other investment companies held by the Fund (including operating costs and investment management fees) in addition to the fees and expenses regularly borne by the Fund. In addition, the Fund will be affected by the investment policies, practices and performance of such investment companies in direct proportion to the amount of assets the Fund invests therein.
Restricted and Illiquid Investments Risk. The Fund may invest in illiquid investments, which are investments that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. The Fund may purchase Rule 144A Securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. Investing in Rule 144A Securities may decrease the liquidity of the Fund’s portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid investments normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.
Investments purchased by the Fund, particularly debt securities and over-the-counter traded instruments that are liquid at the time of purchase, may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy, or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to over-the-counter traded securities, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the instruments.
In cases where no clear indication of the value of the Fund’s portfolio instruments is available, the portfolio instruments will be valued at their fair value according to the valuation procedures approved by the Board. These cases include, among others, situations where a security or other asset or liability does not have a price source.
Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future. Stock prices may fluctuate from time to time in response to the activities of individual companies and in response to general market and economic conditions. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the stock prices of such companies may suffer a decline in response.
Preferred Stock, Warrants and Stock Purchase Rights. The Fund may invest in preferred stock, warrants and stock purchase rights (or “rights”). Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
Convertible Securities Risk. The market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock or other security. A unique feature of convertible securities is that as the market price of the underlying security declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying security. When the market price of the underlying security increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying security.
Call/Prepayment Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) earlier than expected. This may happen when there is a decline in interest rates, when credit spreads change, or when an issuer’s credit quality improves. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
Credit/Default Risk. An issuer or guarantor of fixed income securities or instruments held by the Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal or default on any other obligation. The credit quality of the Fund’s portfolio securities or instruments may meet the Fund’s credit quality requirements at the time of purchase but then deteriorate thereafter, and such a deterioration can occur rapidly. In certain instances, the downgrading or default of a single holding or guarantor of the Fund’s holding may impair the Fund’s liquidity and have the potential to cause significant deterioration in NAV. These risks are heightened in market environments where interest rates are rising as well as in connection with the Fund’s investments in non-investment grade fixed income securities.
Extension Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to reinvest in higher yielding securities.
Interest Rate Risk. When interest rates increase, fixed income securities or instruments held by the Fund (which may include inflation protected securities) will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation and changes in general economic conditions. Changing interest rates may have unpredictable effects on the markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates and/or volatility. In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. Funds with longer average portfolio durations will generally be more sensitive to changes in interest rates than funds with a shorter average portfolio duration. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by the Fund.
It is difficult to predict the magnitude, timing or direction of interest rate changes and the impact these changes will have on the markets in which the Fund invests.
LIBOR Risk. The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as Secured Overnight Financing Rate (“SOFR”), a term SOFR rate published by CME Group Benchmark Administration Limited (CBA) calculated using certain derivatives markets (“Term SOFR”), another rate determined using SOFR values, Euro Interbank Offered Rate (“EURIBOR”) and other similar types of reference rates (each, a “Reference Rate”). All settings of London Interbank Offer Rate (“LIBOR”) have ceased to be published and the Fund has transitioned to successor or alternative reference rates as necessary. The termination of LIBOR and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition. To identify a successor rate for US dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by the U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. On July 29, 2021, the ARRC also formally recommended the use of forward-looking Term SOFR rates published by CME Group Benchmark Administration Limited (CBA). The Investment Adviser expects that a substantial portion of future floating rate investments will be linked to SOFR, Term SOFR or another rate determined using SOFR. At this time, it is not possible to predict the effect of the transition to any of these reference rates. This transition and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition.
Mid-Cap and Small-Cap Risk. The securities of mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Both mid-capitalization and small-capitalization companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund’s portfolio. Generally, the smaller the company size, the greater these risks become.
IPO Risk. The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When the Fund’s asset base is small, a significant portion of the Fund’s performance could be attributable to investments in IPOs, because such investments could have a magnified impact on the Fund. As the Fund’s assets grow, the effect of the Fund’s investments in IPOs on the Fund’s performance will likely decline, which could reduce the Fund’s performance.
Pre-IPO Investments Risk. Pre-IPO companies typically have limited operating histories, narrower, less established product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns. Such companies may experience operating losses, which may be substantial, and there can be no assurance when or if such companies will operate at a profit. At the time of the Fund’s investment, there is generally little publicly available information about these businesses since they are primarily privately owned and the Fund may only have access to the company’s actual financial results as of and for the most recent quarter end or, in certain cases, the quarter end preceding the most recent quarter end. There can be no assurance that the information that the Fund does obtain with respect to any investment is reliable. Pre-IPO companies may have limited financial resources and may be unable to meet their obligations under their existing credit facilities (to the extent that such facilities exist), which may lead to equity financings, possibly at discounted valuations, in which the Fund could be substantially diluted if the Fund does not, or cannot, participate in such financings. Failing to meet such obligations may also lead to bankruptcy or liquidation and may result in a reduction in value or loss of the Fund’s investment. Pre-IPO companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on the Fund. Continued global economic uncertainty could also result in investors becoming more risk-averse, which in turn could reduce the amount of growth capital available to the companies from both existing and new investors, could adversely affect their operating performance, and could delay liquidity paths (for example, an IPO or strategic sale/merger) for the companies. It may be difficult for the Fund to sell these investments, subjecting the Fund to liquidity risk. The securities of private portfolio companies are illiquid, and the inability of these portfolio companies to complete an IPO within the targeted time frame will extend the holding period of the Fund’s investments and may adversely affect the value of these investments.
Global Financial Markets Risk. Global economies and financial markets are becoming increasingly interconnected and political and economic conditions (including recent instability and volatility) and events (including natural disasters) in one country, region or financial market may adversely impact issuers in a different country, region or financial market. As a result, issuers of securities held by the Fund may experience significant declines in the value of their assets and even cease operations. Such conditions and/or events may not have the same impact on all types of securities and may expose the Fund to greater market or liquidity risk or cause difficulty in valuing portfolio instruments held by the Fund. This could cause the Fund to underperform other types of investments.
The severity or duration of such conditions and/or events may be affected by policy changes made by governments or quasi-governmental organizations. Recent instability in the financial markets has led governments across the globe to take a number of unprecedented actions designed to support the financial markets. Future government regulation and/or intervention may also change the way in which the Fund is regulated and could limit or preclude the Fund’s ability to achieve its investment objective. For example, one or more countries that have adopted the euro may abandon that currency and/or withdraw from the EU, which could disrupt markets and affect the liquidity and value of the Fund’s investments, regardless of whether the Fund has significant exposure to European markets. In addition, governments or their agencies may acquire distressed assets from financial institutions and acquire ownership interests in those institutions, which may affect the Fund’s investments in ways that are unforeseeable.
In addition, in the U.S., total public debt as a percentage of gross domestic product has grown rapidly since the beginning of the financial downturn. High levels of national debt may raise concerns that the U.S. government will be unable to pay investors at maturity, may cause declines in currency valuations and may prevent the U.S. government from implementing effective fiscal policy.
Swaps Risk. The use of swaps is a highly specialized activity which involves investment techniques, risk analyses and tax planning different from those associated with ordinary portfolio securities transactions. The Fund’s transactions in swaps may be significant. These transactions can result in sizeable realized and unrealized capital gains and losses relative to the gains and losses from the Fund’s direct investments in securities and short sales.
Transactions in swaps can involve greater risks than if the Fund had invested in securities directly since, in addition to general market risks, swaps may be leveraged and subject to illiquidity risk, counterparty risk, credit risk, pricing risk, operational risk and legal risk. Regulators also may impose limits on an entity’s or group of entities’ positions in certain swaps. However, certain risks are reduced (but not eliminated) if the Fund invests in cleared swaps, which are transacted through a futures clearing merchant and cleared through a clearinghouse that serves as a central counterparty. Because uncleared bilateral swap agreements are two-party contracts and because they may have terms of greater than seven days, these swaps may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap (including any margin the Fund may have posted in connection with establishing the swap position) in the event of the default or bankruptcy of a swap counterparty. Many swaps are complex and valued subjectively. Swaps and other derivatives may also be subject to pricing or “basis” risk, which exists when the price of a particular derivative diverges from the price of corresponding cash market instruments. Under certain market conditions it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity.
If a swap transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.
The value of swaps can be very volatile, and a variance in the degree of volatility or in the direction of securities prices from the Investment Adviser’s expectations may produce significant losses in the Fund’s investments in swaps. In addition, a perfect correlation between a swap and a security position may be impossible to achieve. As a result, the Investment Adviser’s use of swaps may not be effective in fulfilling the Investment Adviser’s investment strategies and may contribute to losses that would not have been incurred otherwise.
Futures Contracts and Options and Swaps on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A swap on a futures contract provides an investor with the ability to gain economic exposure to a particular futures market; however, unlike a futures contract that is exchange-traded, a swap on a futures contract is an over-the-counter transaction. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Fund may engage in futures transactions on U.S. and foreign exchanges.
The Fund may, to the extent consistent with its investment policies, purchase and sell futures contracts, purchase and write call and put options on futures contracts and enter into swaps on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options.
Futures contracts and related options and swaps present the following risks:

•
While the Fund may benefit from the use of futures and options and swaps on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts, options transactions or swaps.

•
Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.

•
The loss incurred by the Fund in entering into futures contracts and in writing call options and entering into swaps on futures is potentially unlimited and may exceed the amount of the premium received.

•	Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV.

•	As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.

•	Futures contracts and options and swaps on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

•	Foreign exchanges may not provide the same protection as U.S. exchanges.
When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.
The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.
Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government Securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency.
If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.
The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.
Reverse Repurchase Agreements. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at a mutually agreed upon date and price (including interest). Reverse repurchase agreements may be entered into when the Investment Adviser expects that the return to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding Shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.
Under SEC requirements, the Fund needs to aggregate the amount of indebtedness associated with its reverse repurchase agreements and similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions for purposes of Rule 18f-4 under the 1940 Act.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.
ESG Integration Risk. The Investment Adviser employs a fundamental investment process that may integrate ESG factors with traditional fundamental factors. The relevance and weightings of specific ESG factors to or within the fundamental investment process varies across asset classes, sectors and strategies and no one factor or consideration is determinative. When integrating ESG factors into the investment process, the Investment Adviser may rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data. ESG information from third-party data providers may be incomplete, inaccurate or unavailable, which may adversely impact the investment process. Moreover, ESG information, whether from an external and/or internal source, is, by nature and in many instances, based on a qualitative and subjective assessment. An element of subjectivity and discretion is therefore inherent to the interpretation and use of ESG data. The process for conducting ESG assessments and implementation of ESG views in client/fund portfolios, including the format and content of such analysis and the tools and/or data used to perform such analysis, may also vary among the Investment Adviser’s portfolio management teams. While the Investment Adviser believes that the integration of material ESG factors into the Fund’s investment process has the potential to identify financial risks and contribute to the Fund’s long-term performance, ESG factors may not be considered for each and every investment decision, and there is no guarantee that the integration of ESG factors will result in better performance. Investors can differ in their views of what constitutes positive or negative ESG characteristics. Moreover, the current lack of common standards may result in different approaches to integrating ESG factors. As a result, the Fund may invest in companies that do not reflect the beliefs and values of any particular investor. The Investment Adviser’s approach to ESG integration may evolve and develop over time, both due to a refinement of investment decision-making processes to address ESG factors and risks, and because of legal and regulatory developments.
Cybersecurity Risk. The Fund may be susceptible to operational and information security risks resulting from cyber-attacks. Cyber-attacks include, among others, stealing or corrupting confidential information and other data that is maintained online or digitally for financial gain, denial-of-service attacks on websites causing operational disruption, and the unauthorized release of confidential information and other data. Cyber-attacks have the ability to cause significant disruptions and impact business operations; to result in financial losses; to prevent shareholders from transacting business; to interfere with the Fund’s calculation of NAV; and to lead to violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs and/or additional compliance costs. Cyber-attacks affecting the Fund or its Investment Adviser, custodian, Transfer Agent, or other third-party service providers may adversely impact the Fund and its shareholders.
Banking Sector Risk. U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and non-U.S. banks, which could be harmful to the Fund and issuers in which it invests. For example, if a bank in which the Fund or issuer has an account fails, any cash or other assets in bank accounts may be temporarily inaccessible or permanently lost by the Fund or issuer. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to the Fund or an issuer fails, the Fund or the issuer could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms. Even if banks used by issuers in which the Fund invests remain solvent, continued volatility in the banking sector could cause or intensify an economic recession, increase the costs of banking services or result in the issuers being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.
Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of the collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund.
No guarantee or representation is made that the investment program of the Fund or any investment will be successful, that the various investments selected by the Fund will produce positive returns or that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND
The business and affairs of the Fund, including supervision of the duties performed by the Fund’s Investment Adviser, are managed under the direction of its Board. The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI. GSAM serves as the Fund’s investment adviser. The principal executive offices of GSAM are at 200 West Street, New York, New York 10282. GSAM has been registered as an investment adviser with the SEC since 1990 and is a subsidiary of The Goldman Sachs Group, Inc., a bank holding company, and an affiliate of Goldman Sachs.
The Investment Adviser provides day-to-day advice regarding the Fund’s portfolio transactions, manages the Fund’s portfolio and is responsible for the Fund’s business affairs and other administrative matters. The Investment Adviser makes the investment decisions for the Fund and places purchase and sale orders for the Fund’s portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Fund, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio investments. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs (subject to legal, internal, regulatory and Chinese Wall restrictions), and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.
The Investment Adviser also performs the following additional services for the Fund:

•	Supervises all non-advisory operations of the Fund;

•	Provides personnel to perform necessary executive, administrative and clerical services to the Fund;

•
Arranges for the preparation of all required tax returns, reports and notices to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities;

•	Maintains the records of the Fund; and

•	Provides office space and all necessary office equipment and services.
The Investment Management Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Investment Management Agreement relates, except a loss resulting from the Investment Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by the Investment Adviser of its obligations and duties under the Investment Management Agreement.
Management Fee
In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated.
A discussion regarding the Board’s basis for approving the Investment Management Agreement is available in the Fund’s annual report for the fiscal year ending September 30, 2025.

Investment Team
The individuals jointly and primarily responsible for the day-to-day management of the Fund are listed below. The Fund’s portfolio managers’ individual responsibilities may differ and may include, among other things, security selection, asset allocation, risk budgeting and general oversight of the management of the Fund’s portfolio.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five-Year Employment History
Sean Brenan Managing Director	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2020	Mr. Brenan joined the Investment Adviser in 2010. He is a member of XIG.
Kristin Kuney, CFA Managing Director	Portfolio Manager—Goldman Sachs Real Estate Diversified Income Fund	Since 2021	Ms. Kuney joined the Investment Adviser in 2000. She is a member of the Fundamental Equity and Real Estate Securities Teams.
John Papadoulias Vice President	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2022	Mr. Papadoulias joined the Investment Adviser in April 2019. Prior to joining the Investment Adviser, He was a partner at Rocaton Investment Advisors. Mr. Papadoulias is a member of XIG.
Abhinav Zutshi, CFA Vice President	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2022	Mr. Zutshi joined the Investment Adviser in April 2009. He is a member of the Fundamental Equity and Real Estate Securities Teams.
For information about portfolio manager compensation, other accounts managed by the portfolio managers and portfolio manager ownership of securities in the Fund, see “Management of the Fund—Portfolio Managers’ Compensation” in the SAI.
Other Service Providers
Auditors
PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210, is the Fund’s independent registered public accounting firm. The Fund’s independent registered public accounting firm may change from time to time.
Custodian and Administrator
The Bank of New York Mellon (“BNY”), 240 Greenwich Street, New York, New York 10286, is the custodian of the Fund’s portfolio securities and cash. The custodian of the Fund may change from time to time. BNY also maintains the Fund’s accounting records. BNY may appoint domestic and foreign sub-custodians and use depositories from time to time to hold securities and other instruments purchased by the Fund in foreign countries and to hold cash and currencies for the Fund.
BNY provides administrative services to the Fund pursuant to the Fund administration agreement with the Fund (the “Fund Administration and Accounting Agreement”) pursuant to which BNY provides certain services, including, among others, (i) preparation of certain shareholder reports and communications; (ii) preparation of certain reports and filings with the SEC; (iii) certain net asset value (“NAV”) computation services; and (iv) such other services for the Fund as may be mutually agreed upon between the Fund and BNY. For these and other services it provides to the Fund, BNY is paid a monthly fee from the Fund at an annual rate ranging from 0.01% to 0.02% of the Fund’s Managed Assets. In addition, BNY is reimbursed by the Fund for reasonable out-of-pocket expenses incurred in connection with its services.
Transfer Agent
GS&Co., 71 South Wacker Drive, Chicago, IL 60606, serves as the Fund’s transfer and dividend disbursing agent. Under its transfer agency agreement with the Fund, GS&Co. has undertaken with respect to the Fund to: (i) record the issuance, transfer and repurchase of Shares; (ii) provide purchase and repurchase confirmations and quarterly statements, as well as certain other statements; (iii) provide certain information to the Fund’s custodian and the relevant subcustodian in connection with repurchases; (iv) provide dividend crediting and certain disbursing agent services; (v) maintain shareholder accounts; (vi) provide certain state Blue Sky and other information; (vii) provide shareholders and certain regulatory authorities with tax-related information; (viii) respond to shareholder inquiries; and (ix) render certain other miscellaneous services.
For its transfer agency and dividend disbursing services, GS&Co. is entitled to receive a transfer agency fee equal, on an annualized basis, to 0.14% of average daily net assets with respect to each class of Shares. GS&Co. may pay to certain intermediaries who perform transfer agent services to shareholders a networking or sub-transfer agent fee. These payments will be made from the transfer agency fees noted above and in the Fund’s Prospectus.
Legal Counsel
The Board has engaged Dechert LLP, located at 1095 Avenue of the Americas, New York, New York 10036, to serve as the Fund’s legal counsel.
Activities of Goldman Sachs and Its Affiliates and Other Accounts Managed by Goldman Sachs
The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs will present conflicts of interest with respect to the Fund and will, under certain circumstances, limit the Fund’s investment activities. Goldman Sachs is a worldwide, full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. As such, it acts as a broker-dealer, investment adviser, investment banker, underwriter, research provider, administrator, financier, adviser, market maker, trader, prime broker, derivatives dealer, clearing agent, lender, counterparty, agent, principal, distributor, investor or in other commercial capacities for accounts or companies (including Fund portfolio companies) or affiliated or unaffiliated investment funds (including pooled investment vehicles and private funds) in which one or more accounts, including the Fund, invest. In those and other capacities, Goldman Sachs and its affiliates advise and deal with clients and third parties in all markets and transactions and purchase, sell, hold and recommend a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for their own accounts or for the accounts of their customers and have other direct and indirect interests in the global fixed income, currency, commodity, equities, bank loans and other markets and the securities and issuers in which the Fund directly and indirectly invests. Thus, it is expected that the Fund will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs and its affiliates perform or seek to perform investment banking or other services. The Investment Adviser and/or certain of its affiliates are the managers of the Goldman Sachs Funds. The Investment Adviser and its affiliates earn fees from this and other relationships with the Fund. Although management fees paid by the Fund to the Investment Adviser and certain other fees paid to the Investment Adviser’s affiliates are based on asset levels, the fees are not directly contingent on Fund performance, and the Investment Adviser and its affiliates will still receive significant compensation from the Fund even if shareholders lose money. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Fund and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund. The results of the Fund’s investment activities, therefore, will likely differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs, and it is possible that the Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may enter into transactions in which Goldman Sachs and its affiliates or their other clients have an adverse interest. For example, the Fund may take a long position in a security at the same time that Goldman Sachs and its affiliates or other accounts managed by the Investment Adviser or its affiliates take a short position in the same security (or vice versa). These and other transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs-advised clients may, individually or in the aggregate, adversely impact the Fund. Transactions by one or more Goldman Sachs-advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Fund. The Fund’s activities will, under certain circumstances, be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs and its affiliates also provide a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it are expected to create markets or specialize in, have positions in and/or effect transactions in, securities of issuers held by the Fund, and will likely also perform or seek to perform investment banking and financial services for one or more of those issuers. Goldman Sachs and its affiliates are expected to have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Fund or who engage in transactions with or for the Fund. For more information about conflicts of interest, see the section entitled “Potential Conflicts of Interest” in the SAI.
The Fund will, from time to time, make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Fund’s portfolio investment transactions, in accordance with applicable law.
The Fund may retain an affiliate of the investment adviser to serve as a securities lending agent for the Fund. For these services, the lending agent would be entitled to receive a fee from the Fund, including a fee based on the returns earned on such Fund’s investment of the cash received as collateral for the loaned securities. The Board would periodically review reports on portfolio securities loan transactions for which an affiliated lending agent has acted as lending agent.
The Fund’s investment objective and investment strategies are similar to those of other accounts managed or sponsored by Goldman Sachs (“Accounts”), and an investment appropriate for the Fund may also be appropriate for those Accounts. This creates potential conflicts in allocating investment opportunities among the Fund and such other Accounts, particularly in circumstances where the availability of such investment opportunities is limited, where the liquidity of such investment opportunities is limited or where co-investments by the Fund and other Accounts are not permitted under applicable law.
Considerations Relating to Information Held by Goldman Sachs
Goldman Sachs has established certain information barriers and other policies to address the sharing of information between different businesses within Goldman Sachs. As a result of information barriers, the Investment Adviser generally will not have access, or will have limited access, to information and personnel in other areas of Goldman Sachs, and generally will not be able to manage the Fund with the benefit of information held by such other areas. Such other areas will have broad access to detailed information that is not available to the Investment Adviser, including information in respect of markets and investments, which, if known to the Investment Adviser, might cause the Investment Adviser to seek to dispose of, retain or increase interests in investments held by the Fund or acquire certain positions on the Fund’s behalf, or take other actions. Goldman Sachs will be under no obligation or fiduciary or other duty to make any such information available to the Investment Adviser or personnel of the Investment Adviser involved in decision-making for the Fund. There may be circumstances in which, as a result of information held by certain of the Investment Adviser’s portfolio management teams, the Investment Adviser limits an activity or a transaction for the Fund, including if the team holding such information is not managing the Fund. In addition, regardless of the existence of information barriers, Goldman Sachs will not have any obligation or other duty to make available any information regarding its trading activities, strategies or views, or the activities, strategies or views used for other Accounts, for the benefit of the Fund. Different areas of the Investment Adviser and Goldman Sachs may take views, and make decisions or recommendations, that are different than those of other areas of the Investment Adviser and Goldman Sachs. Different portfolio management teams within the Investment Adviser may make decisions based on information or take (or refrain from taking) actions with respect to Accounts they advise in a manner that may be different than with respect, or adverse, to the Fund. Such teams may not share information with the Fund’s portfolio management team, including as a result of certain information barriers and other policies and will not have any obligation to do so.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of January 1, 2026, there were no shareholders that held greater than 25% of the voting securities of the Fund.
The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the Fund’s independent Trustees and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of the Fund’s outstanding voting securities will be the Fund’s affiliate for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any assets from or to, or entering into certain “joint” transactions with such affiliates, without exemptive relief from the SEC. The Investment Adviser and its affiliates, including persons that control, or are under common control with, the Fund or the Investment Adviser, are also considered the Fund’s affiliates under the 1940 Act, and the Fund is generally prohibited from buying or selling any assets from or to, or entering into “joint” transactions with, such affiliates without exemptive relief from the SEC.

Subject to applicable law, the Fund may invest alongside Goldman Sachs and other Accounts. In certain circumstances, the Fund and such other Accounts (which may include proprietary accounts of Goldman Sachs) can make negotiated co-investments pursuant to an order from the SEC permitting the Fund to do so. On May 21, 2025, the SEC granted the Relief to the Investment Adviser, the BDCs advised by the Investment Adviser, and certain other affiliated applicants. If the Investment Adviser forms other funds in the future, the Fund may co-invest alongside such other affiliates, subject to compliance with the Relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures. Any such co-investments are subject to the applicable conditions of the Relief. Under the terms of the Relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees must reach certain conclusions in connection with certain co-investment transactions, including co-investment transactions in which an affiliate of the Fund is an existing investor in the portfolio company, non-pro rata follow on investments and non-pro rata dispositions of investments, and the Board is required to maintain oversight of the Fund’s participation in the co-investment program. As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
The Fund may also invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
To address these and other potential conflicts, the Investment Adviser has developed allocation policies and procedures that provide that personnel of the Investment Adviser making portfolio decisions for Accounts will make purchase and sale decisions and allocate investment opportunities among Accounts consistent with its fiduciary obligations. To the extent permitted by applicable law, these policies and procedures may result in the pro rata allocation of limited opportunities across eligible Accounts managed by a particular portfolio management team, but in many other cases such allocations may reflect numerous other factors as described below. There will be cases where certain Accounts receive an allocation of an investment opportunity when the Fund does not and vice versa.
In some cases, due to information barriers that may be in place, other Accounts may compete with the Fund for specific investment opportunities without being aware that two Accounts are competing against each other. Goldman Sachs has a conflicts system in place in addition to these information barriers to identify potential conflicts early in the process and determine if an allocation decision needs to be made. If the conflicts system detects a potential conflict with respect to a particular investment opportunity, such investment opportunity will be assessed to determine whether it must be allocated to, or prohibited from being allocated to, a particular Account.
Personnel of the Investment Adviser involved in decision-making for Accounts may make allocation related decisions in accordance with the Investment Adviser’s allocation policies and procedures for the Fund and other Accounts by reference to one or more factors, including but not limited to: the strategy, objectives, guidelines and restrictions (including legal and regulatory restrictions) of potentially in-scope Accounts, as well as those Accounts’ current portfolios and investment horizons; strategic fit and other portfolio management considerations, including different desired levels of investment for different strategies; the expected future capacity of the potentially in‑scope Accounts; cash and liquidity considerations; and the availability of other appropriate investment opportunities. The Investment Adviser may also consider reputational matters and other considerations. The application of these considerations may cause differences in the portfolios and performance of different Accounts that have similar strategies. In addition, in some cases the Investment Adviser may make investment recommendations to Accounts where the Accounts make the investment independently of the Investment Adviser, which may result in a reduction in the availability of the investment opportunity for other Accounts (including the Fund) irrespective of the Investment Adviser’s policies regarding allocation of investments. Additional information about the Investment Adviser’s allocation policies is set forth in Item 6 (“Performance-based Fees and Side-by-Side Management—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of the Investment Adviser’s Form ADV.

LEVERAGE
The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act, as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, to satisfy repurchase requests from Shareholders, and to facilitate the Fund’s hedging activities. The terms of the indebtedness incurred by the Fund may require the Fund to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed and guaranteed, measured at the time the indebtedness is incurred. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness measured at the time the indebtedness is incurred. The Fund may also utilize indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.
The Fund may use leverage opportunistically, though not at all times, and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, based on the Investment Adviser’s assessment of market conditions and the investment environment, and the costs that the Fund would incur as a result of such leverage. There is no assurance that the Fund will utilize any form or combination of leverage.
Lenders in respect of any indebtedness of the Fund would have the right to receive interest on and repayment of principal of any such indebtedness, which right will be senior to those of the shareholders. If the Fund utilizes indebtedness, the shareholders will bear the offering costs of the issuance of any indebtedness. In addition, the Fund’s current credit facilities contains provisions limiting certain activities of the Fund, including payments to shareholders in certain circumstances, and requiring the Fund to pledge a portion of its assets as collateral. The Fund also expects that any additional credit facility that it enters into, or any notes that it issues, would contain similar provisions.
The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the NAV to a greater extent than if the Fund did not utilize leverage. A reduction in the Fund’s NAV, market price and distributions may cause a reduction in the market price of its Shares. Certain types of leverage by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements.
In addition, the Fund may invest in derivatives, reverse repurchase agreements and economically similar transactions that have economic characteristics similar to leverage.
The Fund’s willingness to utilize leverage, and the amount of leverage the Fund will assume, will depend on many factors, the most important of which are market conditions and interest rates. Successful use of a leveraging strategy may depend on the Fund’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.
Effects of Leverage. Assuming that borrowings represent approximately 4.27% of the Fund’s net assets, as of September 30, 2025, and that the Fund bears expenses relating to such borrowings at an annual effective interest rate of 5.39% (based on interest rates for such borrowings as of a recent date), the annual return that the Fund’s portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such borrowings would be approximately 0.23%. These figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund’s leverage due to borrowings on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further assumes that the Fund’s borrowings represent approximately 4.27% of the Fund’s net assets and an annual rate of interest of 5.39% (as discussed above). Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses not related to borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	‑10.20%	-4.98%	-0.23%	4.98%	10.20%
Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

ADDITIONAL INFORMATION ABOUT THE FUND
Description of Shares
The Fund is an unincorporated statutory trust organized under the laws of Delaware pursuant to a Certificate of Trust and a Declaration of Trust, each dated as of December 2, 2019. The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of Shares of beneficial interest of each class. If and whenever Preferred Shares are outstanding, the holders of Shares will not be entitled to receive any distributions from the Fund unless all accrued dividends on Preferred Shares have been paid, unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating the Preferred Shares have been met. Subject to the rights of the holders of Preferred Shares, each Shares will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class. Shares have no conversion, preemptive or other subscription rights. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. The Declaration of Trust provides that the Board shall have the power to repurchase Shares and provide shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein.
The Board may classify or reclassify any issued or unissued Shares of the Fund into shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Declaration of Trust and the 1940 Act. Any additional offerings of shares, including Preferred Shares, will require approval by the Fund’s Board. Any additional offering of Shares will be subject to the requirements of the 1940 Act, which provides that shares may not be issued at a price below the then current NAV, exclusive of sales load, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s outstanding voting securities.
Preferred Shares. Although the Fund has no intention of issuing preferred Shares (“Preferred Shares”) within one year of the date of this Prospectus, the Fund may offer Preferred Shares as a means of providing leverage to the Fund as a means of providing leverage to the Fund in an aggregate amount of up to 50% of the Fund’s Managed Assets immediately after such issuance. Shareholders will not have any preemptive rights to purchase any Preferred Shares that may be issued.
Furthermore, while any Preferred Shares or debt securities are outstanding, the Fund may be prohibited from making distributions to shareholders unless it meets the applicable asset coverage ratio at the time of the distribution.
By way of clarification, Preferred Shares are not considered “Shares,” as such term is used in this prospectus.
Distributions
The Fund must distribute in each taxable year at least 90% of its net investment income (including net interest income and net short-term gain) to qualify for the special tax treatment available to RICs. The Fund is also required to distribute annually substantially all of its income and capital gain, if any, to avoid imposition of a 4% nondeductible federal excise tax. Prohibitions on dividends and other distributions on the Shares could impair the Fund’s ability to qualify as a RIC under the Code.

If the Fund is precluded from making distributions on the Shares because of any applicable asset coverage requirements, the terms of the preferred shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed for the Fund to meet the distribution requirements for qualification as a RIC for U.S. federal income tax purposes, will be paid to the holders of the preferred shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred shares would be entitled to receive upon redemption or liquidation of the shares.
If the Fund failed to qualify as a RIC for U.S. federal income tax purposes or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its Shareholders, and although the Fund would not be required to make any distributions, all distributions out of earnings and profits would be taxed to Shareholders as ordinary dividend income. Requalifying as a RIC could subject the Fund to significant tax costs. See “Certain Tax Considerations and Risks” in the SAI.
The Fund currently intends to make regular quarterly distributions of all or a portion of its net investment income to Shareholders. In addition, the Fund may occasionally make a distribution at a time when it is not normally made. The Fund will pay Shareholders at least annually all or substantially all of its net investment income after the payment of interest, fees or dividends, if any, owed with respect to any forms of leverage used by the Fund. The Fund intends to pay any capital gains distributions at least annually.
The U.S. federal income tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. In light of the Fund’s investment policies, the Fund anticipates that the 1940 Act will require it to accompany each quarterly distribution with a statement setting forth the estimated source (as between net income, capital gains and return of capital) of the distribution made. The Fund will indicate the proportion of its capital gains distributions that constitute long-term and short-term gains annually. The ultimate U.S. federal income tax characterization of the Fund’s distributions made in a calendar or fiscal year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution would generally be treated as a tax-free return of capital reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When you sell your Shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Fund’s Shares is gain subject to tax, assuming the Shares are held as capital assets. Because a return of capital reduces your basis in the Shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the Shares, all other things being equal. To the extent that the amount of any return of capital distribution exceeds the Shareholder’s basis in such Shareholder’s Shares, the excess will be treated as gain from a sale or exchange of the Shares. See “Certain Tax Considerations and Risks” in the SAI.
Various factors affect the level of the Fund’s income, including the asset mix, the average maturity of the Fund’s portfolio, the amount of leverage used by the Fund and the Fund’s use of hedging. To permit the Fund to maintain a more stable quarterly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarterly period may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV (and indirectly benefit the Adviser by increasing its fees) and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.

Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions.
Dividend Reinvestment Plan
Under the Dividend Reinvestment Plan for the Fund, dividends and/or distributions to a holder of a class of Shares (net of any withholding taxes) will automatically be reinvested in additional Shares of the same class of the Fund. Each registered shareholder may elect to have dividends and distributions distributed in cash (i.e., “opt-out”) rather than participate in the Dividend Reinvestment Plan. For any registered shareholder that does not so elect (each, a “Participant” and collectively, “Participants”), dividends and/or distributions on such shareholder’s Shares will be reinvested by GS&Co. (the “Plan Agent”), as agent for shareholders in administering the Dividend Reinvestment Plan, in additional Shares, as set forth below. Participation in the Dividend Reinvestment Plan is completely voluntary, and may be terminated or resumed at any time without penalty by Internet, telephone or written notice if received and processed by the Plan Agent prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Participants who hold their shares through a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee.
The Plan Agent will open an account for each holder of a class of Shares under the Dividend Reinvestment Plan in the same name in which such holder of such Shares is registered. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Dividend Reinvestment Plan will receive cash and Participants will receive the equivalent in Shares of the share class in which the Participant is invested.
The Plan Agent maintains all Participants’ accounts in the Dividend Reinvestment Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Shares in the account of each Participant will be held by the Plan Agent on behalf of the Participant in book entry form in the Plan Agent’s name or the Plan Agent’s nominee. Each shareholder proxy will include those Shares purchased or received pursuant to the Dividend Reinvestment Plan. The Plan Agent will forward all proxy solicitation materials to Participants and vote proxies for Shares held under the Dividend Reinvestment Plan in accordance with the instructions of the Participants.
In the case of shareholders such as banks, brokers or nominees which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Dividend Reinvestment Plan on the basis of the number of Shares certified from time to time by the record shareholder and held for the account of beneficial owners who participate in the Dividend Reinvestment Plan.
The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share. Any stock dividends or split of Shares distributed by the Fund on Shares held by the Plan Agent for Participants will be credited to their accounts.
The Plan Agent’s fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund. Capital gains and income are realized even though cash is not received by the shareholder. As such, the automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividend.
Each Participant may terminate his or her account under the Dividend Reinvestment Plan by so notifying the Plan Agent by telephone, through the Internet or in writing prior to the dividend record date. Such termination will be effective immediately if received by the Plan Agent prior to any dividend or distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Upon any withdrawal or termination, the Plan Agent will cause to be delivered to each terminating Participant a statement of holdings for the appropriate number of the Fund’s whole book-entry Shares and a check for the cash adjustment of any fractional share at the market value per Common Share as of the close of business on the day the termination is effective less any applicable fee.
The Fund reserves the right to amend or terminate the Dividend Reinvestment Plan upon notice in writing to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. There is no direct service charge to Participants with regard to purchases in the Dividend Reinvestment Plan; however, the Fund reserves the right to amend the Dividend Reinvestment Plan to include a service charge payable by the Participants. Notice will be sent to Participants of any amendments as soon as practicable after such action by the Fund.
All correspondence from a registered owner of Shares concerning the Dividend Reinvestment Plan should be directed to the Plan Agent at 1-800-526-7384 or Goldman Sachs Funds, P.O. Box 219711, Kansas City, MO 64121. Participants who hold their Shares through a broker or other nominee should direct correspondence or questions concerning the Dividend Reinvestment Plan to their broker or nominee.
Conversion to Open-End Fund
The Trustees may at any time propose conversion of the Fund to an open-end management investment company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing. In considering whether to submit an open-ending proposal to shareholders, the Trustees might consider, among other factors, any differences in operating expenses between open-end and a closed-end fund like the Fund (due to the expenses of standing ready to effect redemptions), the potentially adverse tax consequences to non-redeeming shareholders once a fund is open-ended, the liquidity of the Fund’s portfolio and the impact of open-ending on portfolio management policies. Approval of conversion of the Fund to an open-end investment company requires: either (a) approval by not less than seventy-five percent (75%) of Shares of each class outstanding, voting separately, or (b) approval by a majority of the Trustees, followed by approval by a majority of outstanding Shares. Such approval is in addition to any vote or consent of the shareholders otherwise required by law. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their next computed NAV less any redemption charge as might be in effect at the time of redemption. If the Fund is converted to an open-end management investment company, it could be required to liquidate portfolio securities to meet requests for redemption. The Fund may have to limit its holdings of illiquid investments and the inflows and outflows of open-end fund shares may alter the options strategies that the Fund may use. If the Fund were to experience significant redemptions as an open-end fund, the decrease in total assets could result in a higher expense ratio and inefficiencies in portfolio management. In this regard, the Fund could reserve the right to effect redemptions in-kind with portfolio securities, which would subject redeeming shareholders to transaction costs in liquidating those securities. The Fund may also impose a redemption fee.
Unlisted Closed-End Interval Fund Structure
The Fund is organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds in that the shareholders of closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not anticipate that any secondary market will develop for the Shares in the foreseeable future. Accordingly, an investment in the Fund, unlike an investment in a typical closed-end fund, should not be considered to be a liquid investment. In order to provide some liquidity to shareholders, the Fund is operated as an “interval fund” and will conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (expected to be 5% per quarter, which is the minimum amount permitted).
The Fund believes that an unlisted closed-end structure is appropriate in light of the long-term nature of the Fund’s strategy and the characteristics of its portfolio because, among other things, certain features of open-end funds (such as daily redemptions, which can necessitate the premature sale of investments) could limit the Fund’s flexibility in implementing its investment strategy. Accordingly, an unlisted closed-end structure is expected to help the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund regardless of the Fund’s performance.

PLAN OF DISTRIBUTION
The Fund is offering an unlimited number of shares of beneficial interest. As discussed below in the “Shareholder Guide” section, certain classes of Shares are subject to initial sales loads and/or contingent deferred sales charges. The minimum initial investment for each class of Shares is also described in the “Shareholder Guide” section. Shares are being offered through Goldman Sachs & Co. LLC (“GS&Co.” or the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share plus any applicable sales charge.
If you purchase the Fund through an Intermediary, the Fund and/or its related companies may pay the Intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Intermediary’s website for more information.
The distribution agreement between the Fund and the Distributor contains provisions for the indemnification of the Distributor by the Fund against liabilities resulting from material misstatements in the Fund’s registration statement (except to the extent a misstatement is based upon information furnished to the Fund by the Distributor).
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including but not limited to, this prospectus, the SAI and the Fund’s form of subscription agreement before deciding to invest in the Fund.
The Fund’s form of subscription agreement is governed by the laws of the State of Delaware. The Delaware courts shall have exclusive jurisdiction in relation to the subscription agreement.
The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any purchase order in whole or in part. Shareholders will not have the right to redeem their Shares. No market currently exists for the Fund’s Shares. The Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. The Fund operates as an “interval fund,” a type of fund which, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”
The address of GS&Co. is 200 West Street, New York, New York 10282. GS&Co. also serves as the Fund’s transfer and dividend disbursing agent (as described above in “Other Service Providers—Transfer Agent”).

SHAREHOLDER GUIDE
The following section will provide you with answers to some of the most frequently asked questions regarding buying and selling the Fund’s Shares.
How to Buy Shares
Shares Offering
Each class of Shares of the Fund is continuously offered through the Distributor. The Fund and the Distributor have the sole right to accept orders to purchase shares and reserve the right to reject any purchase order in whole or in part. No market currently exists for the Fund’s Shares. The Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. Neither the Investment Adviser, nor the Distributor, intends to make a market in the Fund’s Shares. Shares of the Fund are not eligible for purchase by registered investment companies or BDCs to the extent such acquisition is in reliance on Rule 12d1-4 under the 1940 Act.
The Fund offers Class A shares, Class C shares, Class I shares, Class L shares, and Class W shares through different prospectuses. The decision as to which class to purchase depends on the amount you invest, the intended length of the investment and your personal situation. You should contact the Intermediary through whom you purchased your Shares to discuss which share class option is right for you. Note: Intermediaries may receive different compensation for selling different share classes.
Investors purchasing Shares through a retirement plan or employee benefit plan may obtain additional information regarding the plan from their plan sponsor.
How Can I Purchase Shares of the Fund?
You may purchase shares of the Fund through certain intermediaries that have a relationship with GS&Co., including banks, trust companies, brokers, registered investment advisers and other financial institutions (“Intermediaries”). Certain Intermediaries have been authorized by the Fund to accept purchase or repurchase orders on behalf of the Fund for their customers (“Authorized Institutions”), and if approved by the Fund, may designate other financial intermediaries to accept such orders. You should contact your Intermediary to learn whether it is authorized to accept orders on behalf of the Fund (i.e., an Authorized Institution). In order to make an initial investment in the Fund you must furnish to your Intermediary the information in the account application.
To open an account, contact your Intermediary. Customers of an Intermediary will normally give their order instructions to the Intermediary, and the Intermediary will, in turn, place the order with the Transfer Agent. Intermediaries are responsible for transmitting accepted orders and payments to the Transfer Agent within the time period agreed upon by them and will set times by which orders and payments must be received by them from their customers. The Fund, Transfer Agent, Investment Adviser and their affiliates will not be responsible for any loss in connection with orders that are not transmitted to the Transfer Agent by an Intermediary on a timely basis.
The Fund will be deemed to have received an order for purchase or repurchase of Fund Shares when the order is accepted in “proper form” by the Transfer Agent (or, if applicable, by an Authorized Institution) on a business day, and the order will be priced at the Fund’s current NAV per share (adjusted for any applicable sales charge) next determined after acceptance by the Transfer Agent (or, if applicable, by an Authorized Institution). For shareholders that place trades directly with the Fund’s Transfer Agent, proper form generally means that specific trade details and customer identifying information must be received by the Transfer Agent at the time an order is submitted. Intermediaries of the Fund may have different requirements regarding what constitutes proper form for trade instructions. Please contact your Intermediary for more information.
For purchases by check, the Fund will not accept checks drawn on foreign banks, third party checks, temporary checks, cash or cash equivalents; e.g., cashier’s checks, official bank checks, money orders, traveler’s cheques or credit card checks. In limited situations involving the transfer of retirement assets, the Fund may accept cashier’s checks or official bank checks.
What is My Minimum Investment in the Fund?
The following investment minimums must be met with respect to investments in each class of Shares (as applicable):

	Initial	Additional
Regular Accounts	$2,500	$50
Retirement Plan Accounts	1,000	50
Automatic Investment Plan Accounts	250	50
The minimum investment requirement for each class may be waived for: (i) GS&Co. or its affiliates (including the Fund) or their respective Trustees, officers, partners, directors or employees (including retired employees and former partners), as well as certain individuals related to such investors, including spouses or domestic partners, minor children including those of their domestic partners, other family members residing in the same household, and/or financial dependents, provided that all of the above are designated as such with an Intermediary or the Fund’s Transfer Agent; (ii) advisory clients of Goldman Sachs Private Wealth Management and accounts for which The Goldman Sachs Trust Company, N.A. acts in a fiduciary capacity (i.e., as agent or trustee); (iii) certain “wrap” programs at the discretion of the Fund’s officers; and (iv) other investors at the discretion of the Fund’s officers. No minimum amount is required for additional investments in such accounts.
What Should I Know When I Purchase Shares through an Intermediary?
If shares of the Fund are held in an account maintained and serviced by your Intermediary, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by your Intermediary, and not by the Fund and its Transfer Agent. Since the Fund will have no record of your transactions, you should contact your Intermediary to purchase or repurchase shares, to make changes in or give instructions concerning your account or to obtain information about your account. The transfer of shares from an account with one Intermediary to an account with another Intermediary involves special procedures and may require you to obtain historical purchase information about the shares in the account from your Intermediary. If your Intermediary’s relationship with GS&Co. is terminated, and you do not transfer your account to another Intermediary, the Fund reserves the right to repurchase your shares. The Fund will not be responsible for any loss in an investor’s account or tax liability resulting from such a repurchase.
Intermediaries that invest in shares on behalf of their customers may charge brokerage commissions or other fees directly to their customer accounts in connection with their investments. You should contact your Intermediary for information regarding such charges, as these fees, if any, may affect the return such customers realize with respect to their investments.
The Investment Adviser, Distributor and/or their affiliates may make payments or provide services to Intermediaries and other persons to promote the sale, distribution and/or servicing of shares of the Fund and other funds managed by the Investment Adviser and/or certain of its advisory affiliates

(“Goldman Sachs Funds”). These payments are made out of the Investment Adviser’s, Distributor’s and/or their affiliates’ own assets, and are not an additional charge to the Fund. The payments are in addition to the distribution and service fees and sales charges described in the Prospectus. Such payments are intended to compensate Intermediaries and other persons for, among other things: marketing shares of the Fund and other Goldman Sachs Funds, which may consist of payments relating to the Fund’s inclusion on preferred or recommended fund lists or in certain sales programs sponsored by the recipients; access to the Intermediaries’ registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; the provision of analytical or other data to the Investment Adviser or its affiliates relating to sales of shares of the Fund and other Goldman Sachs Funds; the support or purchase of technology platforms/software; and/or other specified services intended to assist in the distribution and marketing of the Fund and other Goldman Sachs Funds, including provision of consultative services to the Investment Adviser or its affiliates relating to marketing and/or sale of shares of the Fund and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, sponsor various trainings and educational programs. The payments by the Investment Adviser, Distributor and/or their affiliates, which are in addition to the fees paid for these services by the Fund, may also compensate Intermediaries and other persons for sub-accounting, sub-transfer agency, administrative, shareholder processing and/or recordkeeping services. These additional payments may exceed amounts earned on these assets by the Investment Adviser, Distributor and/or their affiliates for the performance of these or similar services. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the recipients. In addition, certain Intermediaries may have access to certain services from the Investment Adviser, Distributor and/or their affiliates, including research reports, economic analysis, and portfolio analysis, portfolio construction and similar tools and software. In certain cases, the Intermediaries may not pay for these products or services or may only pay for a portion of the total cost of these products or services. Please refer to the “Payments to Others (Including Intermediaries)” section of the SAI for more information about these and similar payments and services.
The payments made by the Investment Adviser, Distributor and/or their affiliates and the services provided by an Intermediary or other person may differ for different Intermediaries and other persons. The presence of these and similar payments, receipt of these services and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative, salesperson or other person to highlight, feature or recommend the Fund based, at least in part, on the level of compensation paid. You should contact your Intermediary, or any other person that provides services to you, for more information about the payments it receives and any potential conflicts of interest.
You may be required to pay a commission directly to a broker or financial intermediary for effecting transactions in Class I Shares. In addition to Class I Shares, the Fund also offers other classes of shares to investors. Not all Intermediaries offer all classes of shares. These other share classes are subject to different fees and expenses (which affect performance) and are entitled to different services than Class I Shares. Information regarding these other share classes is included in the Prospectus for the applicable share class and may also be obtained from your Intermediary (if your Intermediary offers more than one class of shares) or from GS&Co. by calling the number on the back cover of the Prospectus.
What Else Should I Know about Share Purchases?
The Fund reserves the right to:

•	Refuse to open an account or require an Intermediary to refuse to open an account if you fail to (i) provide a taxpayer identification number, a Social Security Number or other government‑issued identification (e.g., for an individual, a driver’s license or passport); or (ii) certify that such number or other information is correct (if required to do so under applicable law).

•	Reject or restrict any purchase order by a particular purchaser (or group of related purchasers) for any reason in its discretion.

•	Close the Fund to new investors from time to time and reopen the Fund whenever it is deemed appropriate by the Investment Adviser.

•	Provide for, modify or waive the minimum investment requirements.

•	Modify the manner in which shares are offered.

•	Modify the sales charge rate applicable to future purchases of shares.
Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, shares of the Fund will only be offered or sold to “U.S. persons” and all offerings or other solicitation activities will be conducted within the United States, in accordance with the rules and regulations of the Securities Act of 1933, as amended (“Securities Act”).
The Fund may allow you to purchase shares through an Intermediary with securities instead of cash if consistent with the Fund’s investment policies and operations and approved by the Investment Adviser.
Notwithstanding the foregoing, the Fund and GS&Co. reserve the right to reject or restrict purchase requests from any investor. The Fund and GS&Co. will not be liable for any loss resulting from rejected purchase orders.
Please be advised that abandoned or unclaimed property laws for certain states (to which your account may be subject) require financial organizations to transfer (escheat) unclaimed property (including shares of the Fund) to the appropriate state if no activity occurs in an account for a period of time specified by state law. For IRA accounts escheated to a state under these abandoned property laws, the escheatment will generally be treated as a taxable distribution to you; federal and any applicable state income tax will be withheld. This may apply to your Roth IRA as well.
Customer Identification Program. Federal law requires the Fund to obtain, verify and record identifying information for certain investors, which will be reviewed solely for customer identification purposes, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other information for each investor who opens an account directly with the Fund. Applications without the required information may not be accepted by the Fund. Throughout the life of your account, the Fund may request updated identifying information in accordance with their Customer Identification Program. After accepting an application, to the extent permitted by applicable law or their Customer Identification Program, the Fund reserves the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Fund; or (iii) involuntarily repurchase an investor’s shares and close an account in the event that the Fund is unable to verify an investor’s identity or are unable to obtain all required information. The Fund and its agents will not be responsible for any loss or tax liability in an investor’s account resulting from the investor’s delay in providing all required information or from closing an account and repurchasing an investor’s shares pursuant to their Customer Identification Program.
How are Shares Priced?
The price you pay when you buy Shares is the Fund’s next-determined NAV per share (as adjusted for any applicable sales charge) after the Transfer Agent (or, if applicable, an Authorized

Institution) has received and accepted your order in proper form. The price you receive when the Fund repurchases your Shares may be reduced by any applicable charges (e.g., CDSCs). The NAV per share of each class is generally calculated as follows:

NAV per Share =	(Value of Assets of the Class) – (Liabilities of the Class)

Number of Outstanding Shares of the Class
The Fund’s investments for which market quotations are readily available are valued at market value on the basis of quotations provided by pricing sources. If accurate quotations are not readily available, if the Fund’s fund accounting agent is unable for other reasons to facilitate pricing of individual securities or calculate the Fund’s NAV, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the Fund’s investments may be determined in good faith under valuation procedures approved by the Board. Thus, such pricing may be based on subjective judgments and it is possible that the prices resulting from such valuation procedures may differ materially from the value realized on a sale. Cases where there is no clear indication of the value of the Fund’s investments include, among others, situations where a security or other asset or liability does not have a price source or a price is unavailable.
Equity securities listed on an exchange are generally valued at the last available sale price on the exchange on which they are principally traded. To the extent the Fund invests in foreign equity securities, “fair value” prices will be provided by an independent third-party pricing (fair value) service in accordance with the fair value procedures approved by the Board. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV.
Fixed income securities are generally valued on the basis of prices (including evaluated prices) and quotations provided by pricing sources. Pricing sources may use matrix pricing or valuation models, which utilize certain inputs and assumptions, including, but not limited to, yield or price with respect to comparable fixed income securities, to determine current value. Pricing sources generally value fixed income securities assuming orderly transactions of an institutional round lot size, but the Fund may hold or transact in such securities in smaller odd lot sizes. Odd lots may trade at lower prices than institutional round lots.
Investments in open-end registered investment companies (if any), excluding investments in ETFs, are valued based on the NAV of those open-end registered investment companies (which may use fair value pricing as discussed in their prospectuses). Investments in CEFs and ETFs will generally be valued at the last sale price or official closing price on the exchange on which they are principally traded.
The Board has designated the Investment Adviser as the valuation designee to perform fair valuations pursuant to Rule 2a-5 under the 1940 Act. If market quotations are not readily available (as is generally the case with respect to Private Real Estate Investment Funds, Non-Traded REITs and other investment vehicles for which no secondary market exists (collectively, “Non-Traded Funds”)), investments are valued at fair value as determined by the Investment Adviser. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Investment Adviser believes to be reliable. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

The Investment Adviser expects to estimate the fair value of the Fund’s investment in each Non-Traded Fund using the NAV provided by the general partner or manager of the Non-Traded Fund, which is expected to be calculated in a manner consistent with the principles of Financial Accounting Standards Board, Topic 946. To determine the NAV of the Fund with respect to investments in Non-Traded Funds, the Investment Adviser relies on information that it receives from the Non-Traded Fund, adjusted on a daily basis, based on market movement of proxies. The Investment Adviser will consider whether any further adjustment is necessary based on available information, including additional information received from the Non-Traded Fund and any other information that the Investment Adviser deems pertinent.
The Board has approved procedures pursuant to which the Fund will value its investments and ensure that valuations of Non-Traded Fund interests meet the relevant criteria to rely on the practical expedient methodology. The Board has delegated to the Investment Adviser general responsibility for determining, in accordance with such procedures, the value of such investments. The Investment Adviser may rely upon any valuations provided to it by Non-Traded Funds, but is not obligated to do so. To the extent the Investment Adviser so relies, the Fund is subject to the risk that such valuations are inaccurate. In addition, if the Non-Traded Fund does not fully and completely accrue for any taxes expected to be borne by entities under its control, the Investment Adviser will not be able to reflect such taxes in the audited financial statements it provides to shareholders. In addition, the Investment Adviser may or may not value the Non-Traded Funds consistently with how the same or similar investments are valued by Goldman Sachs. The Investment Adviser shall also have discretion to assess the Non-Traded Funds and to assign values as it believes are reasonable, and to adjust valuations of the Non-Traded Funds based on hedging activities undertaken by the Fund. The Investment Adviser shall also have the discretion to use other valuation methods that it determines, in its discretion, are fair and reasonable. Since there is no established market for Non-Traded Funds, the valuation of Non-Traded Funds is difficult and not without uncertainty and may not necessarily reflect the valuation of their respective underlying assets.
The Investment Adviser’s error policy and the Fund’s NAV error correction policy limit or restrict when corrective action will be taken.
Other Information Regarding Valuation
In addition, the Investment Adviser, consistent with its procedures and applicable regulatory guidance, may (but need not) determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining the Fund’s NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in U.S. or foreign markets; market dislocations; market disruptions or unscheduled market closings; equipment failures; natural or man-made disasters or acts of God; armed conflicts; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buyouts; corporate announcements, including those relating to earnings, products and regulatory news; significant litigation; ratings downgrades; bankruptcies; and trading limits or suspensions.
One effect of using an independent third-party pricing (fair value) source and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Fund Shares. However, it involves the risk that the values used by the Fund to price its investments may be different from those used by other investment companies and investors to price the same investments.

Please note the following with respect to the price at which your transactions are processed:

•
NAV per share of each share class is generally calculated by the Fund’s fund accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) or such other times as the New York Stock Exchange or NASDAQ market may officially close. This occurs after the determination, if any, of the income to be declared as a dividend.

•
The Fund reserves the right to reprocess purchase (including dividend reinvestments) and repurchase transactions that were processed at a NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV, as adjusted.

•	The Fund reserves the right to advance the time by which purchase orders must be received for same business day credit as otherwise permitted by the SEC.
Consistent with industry practice, investment transactions not settling on the same day are recorded and factored into the Fund’s NAV on the business day following trade date (T+1). The use of T+1 accounting generally does not, but may, result in a NAV that differs materially from the NAV that would result if all transactions were reflected on their trade dates.
Note: The time at which transactions and Shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange and/or the bond markets is stopped at a time other than their regularly scheduled closing time. In the event the New York Stock Exchange and/or the bond markets do not open for business, the Fund may, but is not required to, open for purchase transactions if the Federal Reserve wire payment system is open. To learn whether the Fund is open for business during this situation, please call the appropriate phone number located on the back cover of the Prospectus.
Foreign securities may trade in their local markets on days the Fund is closed. As a result, if the Fund holds foreign securities, its NAV may be impacted on days when investors may not purchase or tender for repurchase Fund Shares.
The Fund relies on various sources to calculate its NAV. The ability of the Fund’s fund accounting agent to calculate the NAV per share of each share class of the Fund is subject to operational risks associated with processing or human errors, systems or technology failures, cyber attacks and errors caused by third party service providers, data sources, or trading counterparties. Such failures may result in delays in the calculation of the Fund’s NAV and/or the inability to calculate NAV over extended time periods. The Fund may be unable to recover any losses associated with such failures. In addition, if the third-party service providers and/or data sources upon which the Fund directly or indirectly relies to calculate its NAV or price individual securities are unavailable or otherwise unable to calculate the NAV correctly, it may be necessary for alternative procedures to be utilized to price the securities at the time of determining the Fund’s NAV.
Common Questions Applicable to the Purchase of Class A and Class L Shares
What is the Offering Price of Class A and Class L Shares?
The offering price of each class of Shares of the Fund is the next determined NAV per share plus any applicable initial sales charge paid to GS&Co. at the time of purchase of shares. With respect to Class A and Class L Shares, the sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share.

The current sales charges and commissions paid to Intermediaries are as follows:
Class A

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price		Sales Charge as Percentage of Net Amount Invested		Maximum Dealer Allowance as Percentage of Offering Price*
Less than $100,000	5.75%		6.10%		5.50%
$100,000 up to (but less than) $250,000	4.75		4.99		4.50
$250,000 up to (but less than) $500,000	3.75		3.90		3.50
$500,000 up to (but less than) $1 million	2.50		2.56		2.25
$1 million or more	0.00	**	0.00	**	0.00	***
Class L

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $250,000	4.25%	4.44%	3.50%
$250,000 up to (but less than) $500,000	3.25	3.36	2.50
$500,000 up to (but less than) $1 million	2.00	2.04	1.50
$1 million or more	1.25	1.27	1.00

*
Dealer’s allowance may be changed periodically. During special promotions, the entire sales charge may be reallowed to Intermediaries. Intermediaries to whom substantially the entire sales charge is reallowed may be deemed to be “underwriters” under the Securities Act.

**
No sales charge is payable at the time of purchase of Class A Shares of $1,000,000 or more, but a CDSC of 1.00% may be imposed in the event of certain repurchases within 18 months. For more information about Class A Shares’ CDSCs, please see “What Else Do I Need to Know About Class A Shares’ CDSC?” below. Purchases of the Fund’s Class A Shares of $1 million or more prior to August 15, 2022 may be subject to a CDSC of 0.50% on shares tendered for repurchase within 12 months of purchase.

***
The Distributor may pay a one-time commission to Intermediaries who initiate or are responsible for purchases of $1,000,000 or more of shares of the Fund equal to 1.00%. In instances where this one-time commission is not paid to a particular Intermediary (including Goldman Sachs’ Private Wealth Management Unit), the CDSC on Class A Shares, generally, will be waived. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in an amount equal to 1.00% to Intermediaries who initiate or are responsible for purchases by Employee Benefit Plans investing in the Fund which satisfy the criteria set forth below in “When Are Class A and Class L Shares Not Subject To A Sales Load?” or $1,000,000 or more by certain “wrap” accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are repurchased within 18 months, a CDSC of 1.00% may be imposed upon the plan, the plan sponsor or the third-party administrator. In addition, Intermediaries will remit to the Distributor such payments received in connection with “wrap” accounts in the event that shares are repurchased within 18 months.

Different Intermediaries may impose different sales charges. These variations are described in “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts.”
You should note that the actual sales charge that appears in your fund transaction confirmation may differ slightly from the rate disclosed above in the Prospectus due to rounding calculations.

As indicated in the preceding chart, and as discussed further below and in the section titled “How Can The Sales Charge On Class A and Class L Shares Be Reduced?” and in “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts,” you may, under certain circumstances, be entitled to pay reduced sales charges on your purchases of Class A or Class L Shares or have those charges waived entirely. To take advantage of these discounts, your Intermediary must notify the Fund’s Transfer Agent at the time of your purchase order that a discount may apply to your current purchases. You may also be required to provide appropriate documentation to receive these discounts, including:

(i)
Information or records regarding shares of the Fund or other Goldman Sachs Funds that operate as “interval funds” (“Goldman Sachs Interval Funds”) held in all accounts (e.g., retirement accounts) of the shareholder at all Intermediaries; or

(ii)	Information or records regarding shares of the Fund or other Goldman Sachs Funds held at any Intermediary by related parties of the shareholder, such as members of the same family or household.
What Else Do I Need to Know about Class A Shares’ CDSC?
For Class A Shares of the Fund, if you tender shares for repurchase within 18 months after the beginning of the month in which the purchase was made, a CDSC of 1.00% may be imposed. The CDSC may not be imposed if your Intermediary agrees with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on repurchases in certain circumstances. See “In What Situations May The CDSC On Class A Shares Be Waived Or Reduced?” below and, if you hold shares through an Intermediary, see “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts.”
When are Class A and Class L Shares Not Subject to a Sales Load?
Class A and Class L Shares of the Fund may be sold at NAV without payment of any sales charge to the following individuals and entities:

•
GS&Co., its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which GS&Co. is a general partner, any Trustee or officer of the Fund and designated family members of any of these individuals;

•	Qualified employee benefit plans of GS&Co.;

•	Trustees or directors of investment companies for which GS&Co. or an affiliate acts as sponsor;

•	Any employee or registered representative of any Intermediary (or such Intermediaries’ affiliates and subsidiaries) or their respective spouses or domestic partners, children and parents;

•	Banks, trust companies or other types of depository institutions;

•
Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of the Fund;

•
Employee Benefit Plans, other than Employee Benefit Plans that purchase Class A or Class L Shares through brokerage relationships in which sales charges are customarily imposed. Under such circumstances, Plans will be assessed sales charges as described further in “Shareholder Guide—Common Questions Applicable to the Purchase of Class A and Class L Shares”;

•
Investors who purchase Class A or Class L Shares through an omnibus account sponsored by an Intermediary that has an agreement with the Distributor covering such investors to offer such class(es) without charging an initial sales charge;

•	Insurance company separate accounts that make the Fund available as an underlying investment in certain group annuity contracts;

•
“Wrap” accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;

•	Investment advisers investing for accounts for which they receive asset-based fees;

•	Accounts over which GSAM or its advisory affiliates have investment discretion;

•
Shareholders who roll over distributions from any tax-qualified Employee Benefit Plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if the tax-qualified Employee Benefit Plan or tax-sheltered annuity receives administrative services provided by certain third party administrators that have entered into a special service arrangement with GS&Co. relating to such plan or annuity;

•	State sponsored 529 college savings plans;

•	Investors that purchase Class A or Class L Shares through the GS Retirement Plan Plus and Goldman Sachs 401(k) Programs;

•
Former shareholders of certain funds (including the Predecessor Fund) who (i) received shares of the Fund in connection with a reorganization of an acquired fund the Fund, (ii) had previously qualified for purchases of Class A or Class L Shares (as applicable) of the acquired fund without the imposition of a sales load under the guidelines of the applicable acquired fund; or

•	Investors who purchase Class A or Class L Shares in accounts that are no longer associated with an Intermediary and held direct at the Transfer Agent, including retirement accounts.
You must certify eligibility for any of the above exemptions on your account application and notify your Intermediary and the Fund if you no longer are eligible for the exemption. You may be eligible for different or additional exemptions based on your Intermediary; see “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts.”
The Fund will grant you an exemption subject to confirmation of your eligibility by your Intermediary. You may be charged a fee by your Intermediary.
How Can the Sales Charge on Class A and Class L Shares be Reduced?

•
Right of Accumulation: When buying Class A or Class L Shares of the Fund, your current aggregate investment determines the initial sales load you pay. For purposes of determining whether you qualify for a reduced sales charge for Class A and/or L Shares of the Fund (as described under “What Is The Offering Price Of Class A and Class L Shares?”), Shares of Classes A and/or L of any of the Goldman Sachs Interval Funds may be combined under the Right of Accumulation. If the Fund’s Transfer Agent is properly notified, the “Amount of Purchase” in the chart in the section “What Is The Offering Price Of Class A and Class L Shares?” will be deemed to include all Class A or Class L Shares of the Goldman Sachs Interval Funds that were held at the time of purchase by any of the following persons: (i) you, your spouse or domestic partner, your parents and your children; and (ii) any trustee, guardian or other fiduciary of a single trust estate or a single fiduciary account. This includes, for example, any Class A or Class L Shares held at an Intermediary other than the one handling your current purchase. For purposes of applying the Right of Accumulation, shares of the Fund and any other Goldman Sachs Interval Funds purchased by an existing client of Goldman Sachs Private Wealth Management or GS Ayco Holding LLC will be combined with Class A or Class L Shares and other assets held by all other Goldman Sachs Private Wealth Management accounts or accounts of GS Ayco Holding LLC, respectively. In addition, under some circumstances, Class A or Class L Shares of the Fund and any other Goldman Sachs Interval Fund purchased by partners, directors, officers or employees of certain organizations may be combined for the purpose of determining whether a purchase will qualify for the Right of Accumulation and, if qualifying, the applicable sales charge level. To qualify for a reduced sales load, you or your Intermediary must notify the Fund’s Transfer Agent at the time of investment that a quantity discount is applicable. If you do not notify your Intermediary at the time of your current purchase or a future purchase that you qualify for a quantity discount, you may not receive the benefit of a reduced sales charge that might otherwise apply. Use of this option is subject to a check of appropriate records. For purposes of determining the “Amount of Purchase,” all Class A or Class L Shares currently held will be valued at their current market value.

•
Statement of Intention: You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest (not counting reinvestments of dividends and distributions) in the aggregate $100,000 or more within a period of 13 months in Class A Shares or $250,000 or more within a period of 13 months in Class L Shares of one or more of the Goldman Sachs Interval Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. Purchases made during the previous 90 days may be included; however, capital appreciation does not apply toward these combined purchases. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge unless the failure to meet the investment commitment is due to the death of the investor. By selecting the Statement of Intention, you authorize the Transfer Agent to escrow and repurchase Class A or Class L Shares in your account to pay this additional charge, as of the next repurchase offer following the expiration of the 13-month period, if the Statement of Intention is not met. You must, however, inform the Transfer Agent (either directly or through your Intermediary) that the Statement of Intention is in effect each time shares are purchased. Each purchase will be made at the public offering price applicable to a single transaction of the dollar amount specified on the Statement of Intention.

Different Intermediaries may have different policies regarding Rights of Accumulation and Statements of Intention. These variations are described in “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts.”
Common Questions Applicable to the Purchase of Class C Shares
What is the Offering Price of Class C Shares?
You may purchase Class C Shares of the Fund at the next determined NAV per share without paying an initial sales charge. However, if you tender for repurchase Class C Shares such that they will have been held less than twelve months after purchase (measured as of the time of repurchase), a CDSC of 1.00% will normally be deducted from the repurchase proceeds. In connection with purchases by Employee Benefit Plans, where Class C Shares are tendered for repurchase within 18 months of purchase, a CDSC of 1.00% may be imposed upon the plan sponsor or third party administrator.

Different Intermediaries may impose different sales charges. These variations are described in “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts.”
Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor’s expenses related to providing distribution-related services to the Fund in connection with the sale of Class C Shares, including the payment of compensation to Intermediaries. A commission equal to 1.00% of the amount invested in Class C Shares is normally paid by the Distributor to Intermediaries.
What Should I Know About the Automatic Conversion of Class C Shares?
Class C Shares of the Fund will automatically convert into Class A Shares (which bear lower Distribution and Servicing Fees) of the Fund on or about the fifteenth day of the last month of the quarter that is eight years after the purchase date. No sales charges or other charges will apply in connection with any conversion.
If you acquire Class C Shares through reinvestment of distributions, your Class C Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.
Shareholders will not recognize a gain or loss for federal income tax purposes upon the conversion of Class C Shares for Class A Shares of the Fund. The automatic conversion of Class C Shares to Class A Shares will not apply to shares held through group retirement plan recordkeeping platforms of certain Intermediaries who hold such shares in an omnibus account and do not track participant level share lot aging to facilitate such a conversion.
New employee benefit plans are not eligible to purchase Class C Shares.
If you purchased your shares through an Intermediary, it is the responsibility of your Intermediary to work with the Transfer Agent to effect the conversion and to ensure that Class C Shares are automatically converted after the appropriate period of time. In addition, if your shares are no longer subject to a CDSC, you may be able to exchange your Class C Shares for Class A Shares without the payment of a sales charge prior to the automatic conversion subject to the policies and procedures of the Intermediary through whom you have purchased your shares. Please contact your Intermediary with questions regarding your eligibility to exchange Class C Shares for Class A Shares.
Common Questions Regarding Contingent Deferred Sales Charges
What Else Do I Need to Know About CDSCs

•	The CDSC is based on the lesser of the NAV of the shares at the time of repurchase or the original offering price (which is the original NAV).

•	No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.

•	No CDSC is charged on the per share appreciation of your account over the initial purchase price.

•	When counting the number of months since a purchase of Shares was made, all purchases made during a month will be combined and considered to have been made on the first day of that month.

•
To keep your CDSC as low as possible, each time you place a request to sell shares, the Fund will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May the CDSC be Waived or Reduced?
The CDSC may be waived or reduced if such shares are tendered for repurchase in connection with:

•	Mandatory retirement distributions or loans to participants or beneficiaries from Employee Benefit Plans;

•	Hardship withdrawals by a participant or beneficiary in an Employee Benefit Plan;

•	The separation from service by a participant or beneficiary in an Employee Benefit Plan;

•	Excess contributions distributed from an Employee Benefit Plan;

•	Distributions from a qualified Employee Benefit Plan invested in the Fund which are being rolled over to an IRA in the same share class of the Fund;

•	The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder, participant or beneficiary in an Employee Benefit Plan;

•	Satisfying the minimum distribution requirements of the Code;

•	Establishing “substantially equal periodic payments” as described under Section 72(t)(2) of the Code;

•	Repurchase proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion;

•	Tenders for repurchase of Fund Shares held through an Employee Benefit Plan using the Fund as part of a qualified default investment alternative or “QDIA”; or

•	Other repurchases, at the discretion of the Fund’s officers, relating to shares purchased through Employee Benefit Plans.
You may be eligible for different or additional exemptions based on your Intermediary; see “Appendix A—Additional Information About Sales Charge Variations, Waivers and Discounts.”
Common Questions Regarding Share Class Exchanges
What Should I Know about Share Class Exchanges?
Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange his or her shares to another class of Fund Shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.
How to Sell Shares
Periodic Repurchase Offers
The Fund has adopted the following fundamental policies, which cannot be changed without the vote of a majority of Fund shareholders, in order to repurchase its Shares:

•
On a quarterly basis, in the months of March, June, September and December, the Fund will make an offer to repurchase a designated percentage of the outstanding Shares from shareholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

•
The Fund will repurchase only Shares that are tendered by the Repurchase Request Deadline. The Board will establish the Repurchase Request Deadline for each Repurchase Offer, but such date may be revised by the Fund’s officers, in their sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.

•	There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the Repurchase Pricing Date.
The Fund normally will repurchase Shares that are tendered by the Repurchase Request Deadline and accepted for repurchase at the NAV determined as of the Fund’s close of business (which is generally the close of business of The New York Stock Exchange, normally 4:00 p.m. Eastern time) on the Repurchase Pricing Date (minus any applicable CDSC). The Fund anticipates that the Repurchase Pricing Date for a Repurchase Offer normally will be the same date as the Repurchase Request Deadline for that Repurchase Offer. The Fund may also make discretionary repurchase offers in addition to the quarterly Repurchase Offer period once every two years.
Repurchase Offer Amounts. Each quarter, the Fund, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a particular Repurchase Offer. The Repurchase Offer Amount will be at least 5% but not more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline. In connection with any given Repurchase Offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares on the Repurchase Request Deadline. If shareholders tender more than the Repurchase Offer Amount for a particular Repurchase Offer, the Board may determine to increase the Repurchase Offer Amount by up to an additional 2% of the Shares outstanding on the Repurchase Request Deadline.
The Fund may not be able to repurchase the entire amount of Shares a shareholder has tendered in a Repurchase Request for a particular Repurchase Offer if the aggregate tenders exceed the Repurchase Offer Amount and, when applicable, the additional up to 2% of Shares offered to be repurchased by the Fund.
Certain shareholders, including Goldman Sachs Private Wealth Management clients and other clients or affiliates of the Investment Adviser and/or other funds managed by the Investment Adviser, may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased in connection with any Repurchase Offer. See “Shareholder Guide—How to Sell Shares—Oversubscribed Repurchases Offers.”
Repurchase Offer Notices. The Fund will send shareholders or Intermediaries a Repurchase Offer Notice. Intermediaries, in turn, are responsible for providing the Repurchase Offer Notice to their respective customers who are shareholders of the Fund. The Fund will send the Repurchase Offer Notice to shareholders or Intermediaries at least 21 calendar days but not more than 42 calendar days before the Repurchase Request Deadline for a Repurchase Offer. Shareholders who purchase Shares after the mailing of the Repurchase Offer Notice may not receive a hard copy of the Repurchase Offer Notice, but may access the Repurchase Offer Notice via the Fund’s website at am.gs.com and via the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. The Repurchase Offer Notice will include information about the Repurchase Offer, including:

•	The percentage of the Fund’s Shares to be repurchased.

•	The Fund’s NAV (computed no more than seven days before the date of the Repurchase Offer Notice) and means by which shareholders may ascertain a more recent statement of the Fund’s NAV.

•	How you may request the Fund to repurchase your Shares and your right to withdraw or modify your tender until the Repurchase Request Deadline.

•	The Repurchase Request Deadline.

•	The procedures under which the Fund may repurchase Shares on a pro rata basis.

•	The Repurchase Pricing Date.

•	The risk that the Fund’s NAV will fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date (to the extent they are different).

•
The Repurchase Payment Deadline, which is the date by which the Fund will send the payment to shareholders for Shares accepted for repurchase. The date will be not more than 7 calendar days after the Repurchase Pricing Date.

•	The circumstances in which the Fund may suspend or postpone a Repurchase Offer.
Repurchase Requests. A shareholder may tender all or some of his or her Shares for repurchase. You may withdraw or change a repurchase request at any time up until the Repurchase Request Deadline for a particular Repurchase Offer, but not after that date. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Shares may be retendered by following the procedures described in this Prospectus prior to the Repurchase Request Deadline. The Repurchase Request Deadline will be strictly observed.
Repurchase Pricing Date. The repurchase price of the Shares for a particular Repurchase Offer will be the NAV determined as of the close of the New York Stock Exchange on the Repurchase Pricing Date for that Repurchase Offer (adjusted for any applicable CDSCs). The Fund anticipates that the Repurchase Pricing Date for a Repurchase Offer normally will be the same date as the Repurchase Request Deadline for that Repurchase Offer. In that case, the Fund will set the Repurchase Request Deadline for a time no later than the close of the New York Stock Exchange on that date. The Fund, however, may choose to make the Repurchase Pricing Date for a Repurchase Offer as many as 14 calendar days after the Repurchase Request Deadline for that Repurchase Offer. If that day is not a regular business day, then the Repurchase Pricing Date for that Repurchase Offer will be the following regular business day. The Fund’s NAV may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline and the Repurchase Pricing Date could be higher or lower than on the date you submit a repurchase request.
The Fund does not presently plan to deduct any repurchase fees from the repurchase proceeds. However, in the future the Board may determine to impose a repurchase fee payable to the Fund to help it defray its expenses of making Repurchase Offers. Any such fee will not exceed 2% of the proceeds of a Repurchase Offer.
Repurchase Payment Deadline. The Fund expects to distribute repurchase proceeds in cash to shareholders between one and three business days and will distribute such repurchase payments, but no later than seven calendar days after each Repurchase Pricing Date.
Oversubscribed Repurchase Offers. The Fund may not be able to repurchase the entire amount of Shares a shareholder has tendered in a repurchase request for a particular Repurchase Offer if the aggregate tenders exceed the Repurchase Offer Amount and, when applicable, the additional up to 2% of Shares (described above) offered to be repurchased by the Fund. The aggregate tenders include Shares that the Fund determines to repurchase as described under “What Else Do I Need to Know About Repurchases?” If Fund shareholders tender more Shares than the Fund decides to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis, rounded down to the nearest .001 of a Share. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder. The Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. The Fund’s ability to accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares before prorating other amounts tendered may be restricted for shares held at certain financial intermediaries.
If a Repurchase Offer is oversubscribed, shareholders may be unable to liquidate some or all of their investment during that Repurchase Offer. In that case, the shareholder may have to wait until a later Repurchase Offer to tender Shares for repurchase and would be subject to the risk of NAV fluctuations during that period. Shareholders must submit a new repurchase request for that Repurchase Offer. Any subsequent Repurchase Offer may also be oversubscribed.
Suspension or Postponement of Repurchase Offers. The Fund may postpone or suspend Repurchase Offers. A postponement or suspension may occur only if approved by a vote of a majority of the Board, including a majority of the independent Trustees. The Fund or your Intermediary will send you a notice if there is a suspension or postponement of a Repurchase Offer and if a Repurchase Offer is renewed after a suspension or postponement. A suspension or postponement may be done only in limited circumstances. These circumstances include the following:

•	The repurchase of Shares would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code.

•	During an emergency that makes it impractical for the Fund to dispose of securities it owns or to determine the NAV of the Fund’s Shares.

•	During other periods that the SEC permits the suspension or postponement of offers by the Fund for the protection of its shareholders.

•
If the Fund’s Shares were to be listed on a stock exchange or quoted on an inter-dealer quotation system of a national securities association (such as NASDAQ) and the repurchase would cause the Shares to lose that listing or quotation, or

•
During any period in which the New York Stock Exchange or any other market on which the Fund’s portfolio securities are traded is closed (other than customary weekend or holiday closings) or trading in those markets is restricted.

Repurchase Offers Liquidity Requirement. From the time the Fund or Intermediary sends a Repurchase Offer Notice to shareholders until the Repurchase Pricing Date, the Fund must maintain liquid assets at least equal to the Repurchase Offer Amount. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period equal to the period between the Repurchase Request Deadline and the Repurchase Payment Date, or which mature by the Repurchase Payment Date.
You may submit a repurchase request either to the Fund directly or through your Intermediary. Customers of an Intermediary will normally give their repurchase instructions to the Intermediary, and the Intermediary will, in turn, place repurchase orders with the Fund. The Fund may transfer repurchase proceeds to an account with your Intermediary. In the alternative, your Intermediary may request that repurchase proceeds be sent to you by check or wire (if the wire instructions are designated in the current records of the Transfer Agent).
When Do I Need a Medallion Signature Guarantee?
Generally, a repurchase request must be in writing and signed by an authorized person with a Medallion signature guarantee if:

•	A repurchase request is made in writing to tender for repurchase Shares in an amount over $50,000, the proceeds of which will be paid by check;

•	You would like the repurchase proceeds sent to an address that is not your address of record; or

•	You would like the repurchase proceeds sent to a domestic bank account that is not designated in the current records of the Transfer Agent.
A Medallion signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Fund. A notary public cannot provide a Medallion signature guarantee. The written request may be confirmed by telephone with both the requesting party and the designated Intermediary to verify instructions. Additional documentation may be required.
What Do I Need to Know About Telephone Repurchase Requests?
The Fund, the Distributor and the Transfer Agent will not be liable for any loss or tax liability you may incur in the event that the Fund accepts unauthorized telephone repurchase requests that the Fund reasonably believes to be genuine. The Fund may accept telephone repurchase instructions from any person identifying himself or herself as the owner of an account or the owner’s registered representative where the owner has not declined in writing to use this service. Intermediaries may submit repurchase requests by telephone. Thus, you risk possible losses if telephone repurchase instructions are not authorized by you.
In an effort to prevent unauthorized or fraudulent repurchase requests by telephone, GS&Co. and SS&C Global Investor & Distribution Solutions, Inc. each employ reasonable procedures specified by the Fund to confirm that such instructions are genuine. The following general policies are currently in effect:

•	Telephone requests are recorded.

•
Proceeds of telephone repurchase requests will be sent to your address of record or authorized account designated in the current records of the Transfer Agent (unless you provide written instructions and a Medallion signature guarantee indicating another address or account).

•
For the 30-day period following a change of address, telephone repurchases will only be filled by a wire transfer to the authorized account designated in the current records of the Transfer Agent (see immediately preceding bullet point). In order to receive the repurchase proceeds by check during this time period, a repurchase request must be in the form of a written letter with a Medallion signature guarantee.

•
The telephone repurchase option does not apply to Shares held in an account maintained and serviced by your Intermediary. If your Shares are held in an account with an Intermediary, you should contact your registered representative of record, who may make telephone repurchase requests on your behalf.

•	The telephone repurchase option may be modified or terminated at any time without prior notice.

•	The Fund may repurchase via check up to $50,000 in shares requested via telephone.
How are Repurchase Proceeds Paid?
By Wire: You may arrange for your repurchase proceeds to be paid as federal funds to an account with your Intermediary or to a domestic bank account designated in the current records of the Transfer Agent. In addition, repurchase proceeds may be transmitted through an electronic trading platform to an account with your Intermediary. The following general policies govern wiring repurchase proceeds:

•
Repurchase proceeds will normally be paid in federal funds, between one and two business days (or such other times in accordance with the requirements of your Intermediary) following receipt of a properly executed repurchase request. However, repurchase proceeds may be paid up to seven calendar days following the Repurchase Pricing Date.

•
If you are tendering for repurchase Shares you recently paid for by check or purchased by Automated Clearing House (“ACH”), the Fund will pay you when your check or ACH has cleared, which may take up to 15 days.

•	If the Federal Reserve Bank is closed on the day that the repurchase proceeds would ordinarily be wired, wiring the repurchase proceeds may be delayed until the Federal Reserve Bank reopens.

•
To change the bank wiring instructions designated in the current records of the Transfer Agent, you must send written instructions, signed by an authorized person designated in the current records of the Transfer Agent. A Medallion signature guarantee may be required if you are requesting a repurchase in conjunction with the change.

•
None of the Fund, the Investment Adviser or GS&Co. assumes any responsibility for the performance of your bank or Intermediary in the transfer process. If a problem with such performance arises, you should deal directly with your bank or Intermediary.

By Check: You may elect to receive your repurchase proceeds by check. Repurchase proceeds paid by check will be paid to shareholders no later than seven days after the Repurchase Pricing Date. If you are tendering for repurchase Shares you recently paid for by check or ACH, the Fund will pay you when your check or ACH has cleared, which may take up to 15 days.
What Else Do I Need to Know about Repurchases?
The following generally applies to repurchase requests:

•	Additional documentation may be required when deemed appropriate by the Transfer Agent. A repurchase request will not be in proper form until such additional documentation has been received.

•
Intermediaries are responsible for the timely transmittal of repurchase requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of repurchase requests, Intermediaries may set times by which they must receive repurchase requests. Intermediaries may also require additional documentation from you.

The Fund reserves the right to:

•
Repurchase your Shares in the event your Intermediary’s relationship with GS&Co. is terminated, and you do not transfer your account to another Intermediary, or in the event that the Fund is no longer an option in your Employee Benefit Plan or no longer available through your fee-based account with an Intermediary.

•
Repurchase your Shares if your account balance is below the required Fund minimum. The Fund will not repurchase your Shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days prior written notice to allow you to purchase sufficient additional Shares of the Fund in order to avoid such repurchase. Different rules may apply to investors who have established brokerage accounts with GS&Co. in accordance with the terms and conditions of their account agreements.

•
Repurchase your shares in the case of actual or suspected threatening conduct or actual or suspected fraudulent, suspicious or illegal activity by you or any other individual associated with your account.

•	Subject to applicable law, repurchase your Shares in other circumstances determined by the Board to be in the best interest of the Fund.

•
Reinvest any amounts (e.g., dividends, distributions or repurchase proceeds) which you have elected to receive by check should your check remain uncashed for more than 180 days. No interest will accrue on amounts represented by uncashed checks. Your check will be reinvested in your account at the NAV on the day of the reinvestment. When reinvested, those amounts are subject to the risk of loss like any Fund investment. If you elect to receive distributions in cash and a check remains uncashed for more than 180 days, your cash election may be changed automatically to reinvest and your future dividend and capital gains distributions will be reinvested in the Fund at the NAV as of the date of payment of the distribution. This provision may not apply to certain retirement or qualified accounts, accounts with a non-U.S. address or closed accounts.

•	Charge an additional fee in the event a repurchase is made via wire transfer.
The Fund’s repurchases described above will be conducted as part of the Fund’s periodic Repurchase Offers and be subject to the applicable Repurchase Pricing Date and Repurchase Payment Deadline. The Fund will provide the shareholder concerned an advance notice of the Fund’s intention to repurchase the shareholder’s Shares even if not voluntarily tendered.
None of the Fund, the Investment Adviser or GS&Co. will be responsible for any loss in an investor’s account or tax liability resulting from an involuntary repurchase.
Can I Arrange to have Automatic Investments Made on a Regular Basis?
You may be able to make automatic investments in the Fund through your bank via ACH transfer or via bank draft or through your Intermediary each month. The minimum dollar amount for this service is $250 for the initial investment and $100 per month for additional investments. Forms for this option are available online at am.gs.com and from your Intermediary, or you may check the appropriate box on the account application.
What Types of Reports Will I be Sent Regarding My Investment?
Intermediaries are responsible for providing any communication from the Fund to shareholders, including but not limited to, prospectuses, prospectus supplements, Repurchase Offer Notices, proxy materials and notices regarding the source of dividend payments under Section 19 of the 1940 Act. They may charge additional fees not described in the Prospectus to their customers for such services.
You will be provided with a printed confirmation of each transaction in your account and a quarterly account statement. If your account is held through your Intermediary you will receive this information from your Intermediary.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting your Intermediary or the Fund at the appropriate phone number or address found on the back cover of the Prospectus. The Fund will begin sending individual copies to you within 30 days after receipt of your revocation. If your account is held through an Intermediary, please contact the Intermediary to revoke your consent.
Mandatory Repurchases and Redemptions. The Fund may also repurchase and/or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person, in accordance with the terms of its Amended and Restated Declaration of Trust and the 1940 Act, including Rules 23c-1 and 23c-2 under the 1940 Act, if the Fund determines that:

•
ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Investment Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
with respect to a Shareholder subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or the Employee Retirement Income Security Act of 1974, as amended, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares;

•	the Shareholder’s estate submits a tender request and proof of owner’s death; or

•	the disabled Shareholder’s legal representative submits tender request and proof of qualified disability.
Distribution and Service Fees
What are the Different Distribution and/or Service Fees Paid by the Fund’s Shares?
The Fund has adopted a distribution and service plan (the “Plan”) under which certain Share classes (as set forth below) bear distribution and/or service fees paid to GS&Co., some of which GS&Co. may pay to Intermediaries. If the fees received by GS&Co. pursuant to the Plan exceeds its expenses, GS&Co. may realize a profit from this arrangement. GS&Co. generally receives and pays the distribution and service fees on a monthly basis. Because these fees are paid out of the Fund’s assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.
Distribution Fees
Distribution fees are subject to the requirements of Rule 12b-1 under the 1940 Act, and may be used (among other things) for:

•	Compensation paid to and expenses incurred by Intermediaries, GS&Co. and their respective officers, employees and sales representatives;

•	Commissions paid to Intermediaries;

•	Allocable overhead;

•	Telephone and travel expenses;

•	Interest and other costs associated with the financing of such compensation and expenses;

•	Printing of prospectuses for prospective shareholders;

•	Preparation and distribution of sales literature or advertising of any type; and

•	All other expenses incurred in connection with activities primarily intended to result in the sale of Fund Shares.
Service Fees
Service fees may be used (among other things) for personal and account maintenance services, and may be used to make payments to GS&Co., Intermediaries and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Fund. Service fees may also be used for certain shareholder support and administration services.
In connection with the sale of Class C Shares, GS&Co. normally begins paying distribution and/or service fees on an ongoing basis to Intermediaries after the shares have been held for one year. GS&Co. normally begins accruing distribution and/or service fee for Class A, Class L, and Class W Shares immediately.
Distribution and/or Service Fee Schedule

Share Class	Distribution Services	Shareholder Services	Maximum Distribution‑ Related and Shareholder Services
Class A	0.25%	0.25%	0.25%
Class C	0.75%	0.25%	1.00%
Class I	N/A	N/A	N/A
Class L	0.25%	0.25%	0.50%
Class W	0.25%	0.25%	0.25%

TAXATION
GOLDMAN SACHS DOES NOT PROVIDE LEGAL, TAX OR ACCOUNTING ADVICE. EACH PROSPECTIVE INVESTOR SHOULD OBTAIN INDEPENDENT TAX ADVICE BASED ON ITS PARTICULAR SITUATION.
The discussion below and certain disclosure in the SAI provide general U.S. federal tax information related to an investment in Shares of the Fund. Because tax laws are complex and often change, Shareholders should consult their tax advisors about the tax consequences of an investment in the Fund. Unless otherwise noted, the following tax discussion applies only to U.S. Shareholders that hold the Shares as capital assets. A U.S. Shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source.
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code. To qualify under Subchapter M for the favorable tax treatment accorded to RICs, the Fund must, among other things: (1) distribute to its Shareholders in each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and its net tax-exempt income; (2) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash, cash items, U.S. government securities and securities of other RICs, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is represented by the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships. As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.
If the Fund failed to qualify for the favorable tax treatment accorded to RICs in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its Shareholders, and all distributions out of earnings and profits would be taxed to Shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income or gain on which it paid U.S. federal income tax.
Distributions to Shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Shareholder as a return of capital which will be applied against and reduce the Shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s basis in his or her Shares, the excess will be treated by the Shareholder as gain from a sale or exchange of the Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate Shareholders.
Under applicable treasury regulations, properly reported dividends paid by the Fund that are attributable to the Fund’s “qualified REIT dividends” (generally, ordinary income dividends paid by a REIT, not including capital gain dividends or dividends treated as qualified dividend income) may be eligible for the 20% deduction described in Section 199A of the Code in the case of non-corporate U.S. common shareholders, provided that certain holding period and other requirements are met by the shareholder and the Fund. There can be no assurance as to what portion of the Fund’s distributions will qualify for such deduction.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares of the Fund pursuant to the Plan. Shareholders receiving distributions in the form of additional Shares of the Fund will be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash, unless the Fund issues additional Shares with a fair market value equal to or greater than net asset value, in which case, such Shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. The additional Shares received by a Shareholder pursuant to the Plan will have a new holding period commencing on the day following the day on which the Shares were credited to the Shareholder’s account.
Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Shareholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Fund (and received by Shareholders) on December 31 of the year in which declared.
In general, the sale or other disposition of Shares (except pursuant to a repurchase by the Fund, as described below) will result in capital gain or loss to Shareholders. A holder’s gain or loss generally will be a long-term capital gain or loss if the Shares have been held for more than one year. Present law taxes both long-and short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently eligible for reduced rates of taxation. Losses realized by a holder on the sale or exchange of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains, as discussed under “Certain Tax Considerations and Risks” in the SAI) with respect to such Shares. In addition, no loss will be allowed on the sale or other disposition of Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.
From time to time, the Fund may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing Shares of the Fund.
The Fund may be required to withhold from all distributions and repurchase proceeds payable to U.S. Shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain Shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
If a Shareholder (other than a partnership) is not a U.S. Shareholder (other than such a Shareholder whose ownership of Shares is effectively connected with a U.S. trade or business), certain dividends received by such Shareholder from the Fund may be subject to U.S. federal withholding tax. To the extent that Fund distributions consist of ordinary dividends that are subject to withholding, the applicable withholding agent will generally be required to withhold U.S. federal income tax at the rate of 30% (or such lower rate as may be determined in accordance with any applicable treaty). However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to Shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if they had been received directly by a non-U.S. Shareholder, and that satisfy certain other requirements. It is expected that the Fund will generally report short-term gains, to the extent permitted, but the Fund does not intend to report any distributions attributable to interest income. Therefore, all distributions of interest income will be subject to withholding when paid to non-U.S. investors. Net capital gain dividends (that is, distributions of the excess of net long-term capital gain over net short-term capital loss) distributed by the Fund to a non-U.S. Shareholder will not be subject to U.S. federal withholding tax.
The Fund may be required to withhold from distributions to a non-U.S. Shareholder that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the non-U.S. Shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of Shares.
The foregoing tax discussion is for general information only. The provisions of the Code and regulations thereunder presently in effect as they directly govern the taxation of the Fund and its Shareholders are subject to change by legislative or administrative action, and any such change may be retroactive with respect to the Fund’s transactions. The foregoing does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. Shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax. Additional information can be found in the section entitled “CERTAIN TAX CONSIDERATIONS AND RISKS” in the SAI.
Shareholders are advised to consult with their own tax advisors for more detailed information concerning federal income tax matters.

LEGAL MATTERS
Certain legal matters in connection with the Shares will be passed upon for the Fund by Dechert LLP, New York, New York.

APPENDIX A
ADDITIONAL INFORMATION ABOUT SALES CHARGE VARIATIONS, WAIVERS AND DISCOUNTS
The availability of certain sales charge variations, waivers and discounts will depend on whether you purchase your shares directly from the Fund or through an Intermediary. Intermediaries may impose different sales charges and have unique policies and procedures regarding the availability of sales charge waivers and/or discounts (including based on account type), which differ from those described in the Prospectus and are disclosed below. All sales charges and sales charge variations, waivers and discounts available to investors, other than those set forth below, are described in the Prospectus. To the extent an Intermediary notifies the Investment Adviser or Distributor of its intention to impose sales charges or have sales charge waivers and/or discounts that differ from those described in the Prospectus, such information provided by that Intermediary will be disclosed in this Appendix.
In all instances, it is your responsibility to notify your Intermediary at the time of purchase of any relationship or other facts qualifying you for sales charge waivers or discounts. Please contact your Intermediary with questions regarding your eligibility for applicable sales charge variations, waivers and discounts or for additional information regarding your Intermediary’s policies for implementing particular sales charge variations, waivers and discounts. For waivers and discounts not available through a particular Intermediary, shareholders will have to purchase shares directly from the Fund or through another Intermediary to receive these waivers or discounts.
The information provided below for a particular Intermediary is reproduced based on information provided by that Intermediary. An Intermediary’s administration and implementation of its particular policies with respect to any variations, waivers and/or discounts is neither supervised nor verified by the Fund, the Investment Adviser or the Distributor.
This Appendix does not currently contain descriptions of any intermediary-specific sales charge variations, waivers or discounts.

Goldman Sachs Real Estate Diversified Income Fund
Shares

PROSPECTUS

January 28, 2026

All dealers that effect transactions in the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

RLDVINCPRO-26

PROSPECTUS
Goldman Sachs Real Estate Diversified Income Fund
Class P Shares (GCADX) of Beneficial Interest
January 28, 2026

Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust (the “Fund”), is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. The Fund is offering common shares of beneficial interest (the “Shares”).
Investment Objective. The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.
Interval Fund. The Fund operates as an “interval fund” (defined below) pursuant to which it will, subject to applicable law, conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at net asset value (“NAV”). The Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no guarantee that investors will be able to sell their Shares in the quantity that they desire. The Fund does not currently intend to list its Shares for trading on any national securities exchange. For this reason, the Shares are not readily marketable. Although the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, investors should consider the Shares to be illiquid. The Fund will make repurchase offers in the months of March, June, September and December. See “Principal Risks of the Fund—Repurchase Offers Risk.”
The Board will establish the deadline by which the Fund must receive repurchase requests in response to a repurchase offer. The Fund anticipates that the pricing date for each repurchase offer will normally be the same date as the repurchase request deadline for that repurchase offer. In any case, there will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the repurchase request deadline and the repurchase pricing date. The Fund normally will repurchase Shares that are tendered by the repurchase request deadline and accepted for repurchase at the NAV determined as of the Fund’s close of business (which is generally the close of business of The New York Stock Exchange, normally 4:00 p.m. Eastern time) on the repurchase pricing date (minus any applicable contingent deferred sales charge). Repurchase proceeds will be paid to shareholders no later than seven days after the repurchase pricing date. See “Shareholder Guide—How to Sell Shares” for additional discussion of the Fund’s repurchase policies.
Principal Investment Strategies. The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (as defined herein) (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies may include publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); private real estate investment funds that invest in real estate equity (“Private

Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”); non-traded publicly registered real estate investment trusts (“Non-Traded REITs”); affiliated or unaffiliated SEC-registered investment companies that invest principally in real estate industry companies, including exchange-traded funds (“ETFs”), mutual funds (including index funds and actively-managed funds), and closed-end funds (collectively, “Public Investment Funds,” and together with Private Real Estate Investment Funds, “Underlying Funds”); and commercial mortgage-backed securities (“CMBS”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares may trade on public exchanges. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its Managed Assets in CMBS. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).
(continued on inside front cover)
An investment in the Fund is speculative with a substantial risk of loss. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. Before buying any of the Fund’s Shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in the section entitled “Principal Risks of the Fund” beginning on page 111.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Shares are not listed on any securities exchange, and no market for the Shares exists or is expected to develop. Accordingly:

•	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

•
Although the Fund will make quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment.

•	There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.
There is no assurance that the Fund will be able to maintain a certain level of distributions to shareholders. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, and borrowings. A portion or all of any distribution of the Fund may consist of a return of capital.

	Per Class P Share	Total
Public offering price	Current NAV	Unlimited
Sales load	None	N/A
Proceeds, after expenses, to the Fund	$ amount invested at current NAV	Unlimited
(continued from previous page)

Investment Adviser. Goldman Sachs Asset Management, L.P. (“GSAM”) serves as the Fund’s investment adviser. The principal executive offices of GSAM are located at 200 West Street, New York, New York 10282. GSAM has been registered as an investment adviser with the SEC since 1990 and is a subsidiary of The Goldman Sachs Group, Inc., a bank holding company, and an affiliate of Goldman Sachs.
Securities Offered. The Fund is offering an unlimited number of shares of beneficial interest. Class P Shares are not subject to front-end sales charges. The Fund does not impose minimum purchase requirements for initial or subsequent investments in Class P Shares. Shares are being offered through Goldman Sachs & Co. LLC (“GS&Co.” or the “Distributor”) through the Goldman Sachs Private Wealth Management business unit, the Goldman Sachs Trust Company, N.A., the Goldman Sachs Trust Company of Delaware, Goldman Sachs Wealth Services, L.P. or with certain intermediaries that are authorized to offer Class P Shares, at an offering price equal to the Fund’s then current NAV per Share. Please consult your financial intermediary for additional information.
Tax Matters. The Fund has elected to be treated, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes to its shareholders as dividends if the Fund meets certain source of income, distribution and asset diversification requirements. The Fund intends to timely distribute to its shareholders substantially all of its annual taxable income for each year, except that the Fund may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, the Fund may choose to carry forward taxable income for distribution in the following year, in each case the Fund will pay any applicable U.S. federal income and/or excise tax. In addition, the distributions the Fund pays to its shareholders in a year may exceed the Fund’s net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. See “Taxation.”
Leverage. The Fund intends to use leverage to seek to achieve its investment objective. The Fund’s use of leverage is subject to risks and will cause the Fund’s NAV to be more volatile than if leverage was not used. There is no assurance that the Fund’s leveraging strategies, if employed, will be successful. See “Principal Risks of the Fund—Borrowing” and “Leverage” below.
This prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You should read it carefully before you invest, and keep it for future reference. The Fund has filed with the SEC a Statement of Additional Information (“SAI”), dated January 28, 2026, as may be amended, supplemented or restated from time to time, containing additional information about the Fund. The SAI is incorporated by reference into, and is legally considered part of, this prospectus. The Fund also will produce both annual and semi-annual reports that will contain important information about the Fund.
The Fund’s SAI and the annual and semi-annual reports, as well as additional information about the Fund may be found on the Fund’s websites at dfinview.com/GoldmanSachs and at am.gs.com or by calling 1-800-621-2550. Information found on the Fund’s websites is not incorporated by reference into this prospectus, and you should not consider that information to be a part of this prospectus.
You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.
You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown above.

The Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.
The Goldman Sachs Group, Inc. (or any successor to its business), together with Goldman Sachs & Co. LLC, GSAM, the Asset Management Division of The Goldman Sachs Group, Inc. and their respective subsidiaries and affiliates are referred to collectively herein as “Goldman Sachs.”

PROSPECTUS SUMMARY
The following is only a summary of certain information relevant to an investment in the Fund. This summary does not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus and in the accompanying Statement of Additional Information (“SAI”), especially the information set forth in this prospectus under the heading “Principal Risks of the Fund.”

The Fund	Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust (the “Fund”), is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. The Fund is the successor to the Resource Real Estate Diversified Income Fund (the “Predecessor Fund”), a Delaware statutory trust, as a result of the reorganization of the Predecessor Fund into the Fund (the “Reorganization”). The Fund’s investment objective and strategies are similar to those of the Predecessor Fund.

Board	The Fund is managed by a board of trustees (the “Board,” and each person who serves on the Board, a “Trustee”), a majority of which are individuals who are independent of Goldman Sachs.

Investment Adviser	The investment adviser of the Fund is Goldman Sachs Asset Management, L.P. (“GSAM” or the “Investment Adviser”), which is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc.

Listing	The Shares are not listed on any securities exchange.

Investment Objective and Strategies	The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership,

1

development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies include (but are not limited to) publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”); non-traded publicly registered real estate investment trusts (“Non-Traded REITs”); affiliated or unaffiliated SEC-registered investment companies that invest principally in real estate industry companies, including exchange-traded funds (“ETFs”), mutual funds (including index funds and actively-managed funds), and closed-end funds (collectively, “Public Investment Funds,” and together with Private Real Estate Investment Funds, “Underlying Funds”); and commercial mortgage-backed securities (“CMBS”).
Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares may trade on public exchanges. The Fund may invest up to 35% of its Managed Assets in CMBS. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans.
The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. “Volatility” is a statistical measure of the variability of returns for a given security or market index, and “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Investment Adviser employs a fundamental investment process that for the selection of

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public securities may integrate environmental, social and governance (“ESG”) factors alongside traditional fundamental factors. No one factor or consideration is determinative in the fundamental investment process.

The Fund may also invest in derivatives, including (but not limited to) forwards, interest rate futures, interest rate swaps, call and put options, and credit default swaps, which are used primarily to hedge the Fund’s portfolio risks, manage the Fund’s duration and/or gain exposure to certain securities or indices. In addition, the Fund may seek to generate additional cash flow and reduce volatility by the sale of call options on certain securities in which it may invest. The Fund may write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund expects that, under normal circumstances, the Fund will sell call options in an amount that is between 0% and 30% of the value of the Fund’s portfolio.
The Fund will opportunistically seek short exposures to equity and credit related instruments through the use of derivatives or synthetic instruments, including, but not limited to, credit default swaps (including credit default swaps on market indices). The Fund intends to implement short positions for hedging purposes or to seek to enhance absolute return, and may do so by using swaps or futures, or through short sales of any instrument that the Fund may purchase for investment.
Although the Fund invests (directly or indirectly) principally in securities of U.S. issuers, the Fund may invest up to 30% of its Managed Assets in securities of foreign issuers, including securities quoted in foreign currencies.
The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests 25% or more of its Managed Assets in securities of issuers in the real estate industry. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objective and Policies.”

3

The Fund invests without restriction as to issuer capitalization. The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its Managed Assets in debt securities that, at the time of purchase, are non-investment grade (commonly referred to as “junk bonds”). Non-investment grade securities are securities rated BB+, Ba1 or below by a nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Investment Adviser to be of comparable credit quality. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to ten (10) years. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 and 1/3% (or in the case of the issuance of Preferred Shares, 50%) of the Fund’s total assets minus liabilities and indebtedness not represented by “senior securities” within the meaning of the 1940 Act, as determined immediately after borrowing. The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in other investment vehicles that use leverage, including Private Real Estate Investment Funds, which may use leverage without limit. In addition, the Fund may use leverage generated by reverse repurchase agreements. See “Investment Objective and Strategies” below.
The Fund seeks to invest in a portfolio of real estate industry companies in the following categories: public equity; private equity; and credit. Real estate industry companies include both U.S. and non-U.S. issuers.
Public Equity. The Investment Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund may also seek to obtain exposure to real estate industry companies through investments in Public Investment Funds for which the Investment Adviser or an affiliate act as investment adviser or principal underwriter as well as unaffiliated Public Investment Funds, without considering or canvassing the universe

4

of unaffiliated funds available. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund.
Private Equity. The Investment Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds. Interests in the Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security.
Credit. The Fund intends to invest in a portfolio of CMBS, the preferred stock issued by REITs, other convertible or non-convertible secured or unsecured real estate debt securities (“Real Estate Credit Securities”) and Private Real Estate Credit Funds to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.
When selecting investments in underlying investment vehicles, the Investment Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Investment Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Investment Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s investment objective and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Investment Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.
The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some

5

or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, including (but not limited to) forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate.
In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Investment Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.
While the Investment Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories described above, the Fund does not have predetermined asset allocations to any of these categories, other than the Fund’s policy to invest 80% of its Managed Assets in equity and debt investments in real estate industry companies and the Fund’s policy to invest 25% or more of its Managed Assets in securities of issuers in the real estate industry. Depending on its evaluation of market conditions, the Investment Adviser may allocate the Fund’s assets among any, all or none of these categories, provided that the Fund complies with its 80% policy. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
The Fund’s 80% policy with respect to investment in real estate industry companies is not fundamental and may be changed by the Board without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the U.S. Securities and Exchange Commission (“SEC”) before any change in the Fund’s policy to invest at least 80% of its Managed Assets in

6

the particular type of investment suggested by its name. The Fund’s investments in derivatives, other investment companies, including Underlying Funds, and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to the investments included within that policy.
There can be no assurance that the Fund will achieve its investment objective or that its investment program will be successful.

Risk Factors	The following are the principal risks of investing in the Fund and, as applicable, the Underlying Funds. References to the “Fund” in this section include the Fund and/or an Underlying Fund, as applicable.
Partial or Total Loss of the Fund’s Capital. The Fund is intended for long-term investors who can accept the risks associated with investing in illiquid investments. There is no assurance that the Fund will achieve its investment or performance objectives, including the selection of suitable investment opportunities and the achievement of targeted rates of return. The possibility of partial or total loss of capital of the Fund exists, and prospective investors should not subscribe unless they can readily bear the consequences of a complete loss of their investment.
Investment Risk. The value of the instruments in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries or countries. The Fund intends to use leverage, which will magnify the Fund’s investment, market and certain other risks.
Illiquidity of the Fund’s Investments. Many of the Fund’s investments generally will be long-term and highly illiquid. The Fund’s ability to

7

transfer and/or dispose of many of its investments is expected to be restricted (a) under applicable securities, antitrust and competition laws, (b) by the terms of consent and filing requirements of various governmental or regulatory bodies, (c) by other applicable constraints imposed by financial services, investment adviser and antitrust regulators, agencies charged with oversight of financial institutions, investment advisers or similar enterprises and (d) by the terms of the investments and determinations made by the managers of the Underlying Funds. As a result, the Fund generally will not have control over when it will be able to dispose of such investments or when it will have assets to distribute and the Fund may not be able to dispose of interests in the investments, or dispose of such interests on favorable terms, in either case, even at times when it deems it advisable to do so. Even if the investments of the Fund prove successful, they may not provide a realized return to the Shareholders for a period of years. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by the Fund.
Limitations on the Repurchases. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Even though the Fund will make quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment. In addition, there is no active secondary market for Shares. There is no guarantee that investors will be able to sell their Shares at any given time or in the quantity that they desire.

Repurchase Offers Risk. As described under “Periodic Repurchase Offers,” the Fund operates as an “interval fund,” and, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c‑3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding

8

Shares at NAV, which is the minimum amount permitted. There is no guarantee that investors will be able to sell their Shares in the quantity that they desire. The repurchase of Shares by the Fund would decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in increased transaction costs or losses due to discounts to the fair value of illiquid positions that must be borne by the Fund and its shareholders. This may result in higher short-term capital gains for taxable shareholders and/or reductions in NAV. Furthermore, diminution in the size of the Fund may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. As discussed under “Leverage,” the Fund must maintain asset coverage of at least 300% of its indebtedness, including amounts borrowed and guaranteed, at the time it borrows money to finance repurchases.

If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have

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repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a shareholder submits a repurchase request and the deadline for such repurchase request (“Repurchase Request Deadline”), and to the extent there is any delay between the Repurchase Request Deadline and the date in which Shares are priced for the repurchase request (“Repurchase Pricing Deadline”). Such fluctuations may be exacerbated by currency fluctuations (to the extent the Fund invests in foreign markets) and other market developments. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a shareholder submits a repurchase request. Under certain circumstances, the Fund’s repurchase offers may be suspended or postponed in accordance with regulatory requirements. See “Shareholder Guide—Suspension or Postponement of Repurchase Offers” for more information. In addition, the repurchase of Shares by the Fund will generally be a taxable event to Shareholders.

Industry Concentration Risk. The Fund concentrates its investments in the real estate industry, which has historically experienced substantial price volatility. Concentrating Fund investments in a limited number of issuers conducting business in the same industry will subject the Fund to a greater risk of loss as a result of adverse economic, business, political, environmental or other developments than if their investments were diversified across different industries.
The value of companies engaged in the real estate industry is affected by (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes

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in interest rates and leverage. There are also special risks associated with particular sub-industries, or real estate operations generally, as described below:

•
Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

•	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

•	Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

•	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

•
Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

•	Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

•	Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

•
Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their

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studies will impact available income for student housing costs.

•	Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

•	Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

•
Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

•
Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

•	Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

•	Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

•	Property Taxes. Increases in property taxes may have an adverse impact on the real estate industry and, therefore, the value of the Fund’s investments.

•
Real Estate Credit Risk. As discussed above, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Investment Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic.

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Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Investment Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.
Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.
Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Investment Adviser,

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particularly during times of general market turmoil. Private Real Estate Investment Funds may invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Funds focus primarily on the real estate industry, which subjects the Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund may use derivatives for speculative or hedging purposes and non-hedging purposes (that is, to seek to increase total return). Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). Private Real Estate Investment Funds may invest without limitation in restricted and illiquid investments. Private Real Estate Investment Fund may invest in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including

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micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Restricted and Illiquid Investments Risk” for a description of risks associated with illiquid investments. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Investment Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Investment Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.
In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. See “Borrowing” and “Leverage” for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Investment Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s

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net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the risk of total loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” below for a description of risks associated with private REITs.

In connection with the consummation of the Reorganization, all of the Predecessor Fund’s interests in Private Real Estate Investment Funds have been transferred to a wholly-owned subsidiary of the Predecessor Fund for administrative purposes. This transfer triggered certain provisions of the Private Real Estate Investment Fund limited partnership agreements, limited liability company operating agreements or other governing documents, which could have an adverse effect on the Fund and the value of its investment. For example, the potential consequences of transferring Private Real Estate Investment Fund interests include the following:

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Restart of Lock-Up Period. Interests in Private Real Estate Investment Funds may be subject to a lock-up period, during which time an investor is barred from withdrawing its investment. Upon the transfer of an interest, this lock-up period may be contractually required to restart with respect to the recipient of the transferred interest (the “transferee”), notwithstanding that the interest may have been subject to an already-tolled lock-up period prior to its transfer.

•
Early Assessment of Incentive Fee or Allocation. Interests in Private Real Estate Investment Funds may be subject to the payment of an incentive allocation or fee that is calculated on a fund’s net profits over a set performance period (typically, one fiscal year). Upon the transfer of an interest, this incentive allocation or fee may be contractually required to be charged on a fund’s net profits as accrued at the time of

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transfer, regardless of whether the time of transfer aligns with the end of a performance period.

•
No Benefit from Prior High Watermark or Loss Carryforward Amounts. The payment of an incentive allocation or fee is frequently subject to so-called “high watermark” or “loss carryforward” protections, which generally prohibit the assessment of an incentive fee or allocation to the extent that the fund’s net asset value has not, with respect to a particular investor, exceeded its highest prior level. Similarly, with respect to other Private Real Estate Investment Funds, the incentive fee may be subject to a cap, which decreases based on the Private Real Estate Investment Fund’s cumulative realized capital losses and/or unrealized capital depreciation. Upon the transfer, these protections may be contractually required to be reset, such that a transferee will not benefit from the prior high watermark, loss carryforward amounts, or cumulative losses attributable to the interests prior to their transfer.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.
REIT Risk. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. For example, the value of these securities may decline when

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interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. REITs may also fail to qualify for tax free pass-through of income or may fail to maintain their exemptions from investment company registration. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

Management Risk. A strategy used by the Investment Adviser may fail to produce the intended results.

Underlying Funds Invest Independently. The Underlying Funds in which the Fund plans to invest generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that these Underlying Funds do, in fact, hold such positions, the Underlying Funds in which the Fund invests, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, the portfolio managers of certain Underlying Funds may be compensated based on the performance of their investments. Accordingly, there may often be times when certain portfolio managers may receive incentive compensation in respect of their investments for a period even though the Underlying Funds overall depreciated during such period.
Dividend-Paying Investments Risk. The Fund’s investments in dividend-paying securities could cause the Fund to underperform other funds that invest in similar asset classes but employ a different investment style. Securities that pay dividends, as a group, can fall out of favor with the market, causing such securities to underperform securities that do not pay dividends. Depending upon market conditions and political and legislative responses to such conditions, dividend-paying securities that meet the Fund’s investment criteria may not be widely available and/or may be highly concentrated in only a few market sectors. The adoption of new legislation could further limit or restrict the ability of issuers to pay dividends. To the extent that

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dividend-paying securities are concentrated in only a few market sectors, the Fund may be subject to the risks of volatile economic cycles and/or conditions or developments that may be particular to a sector to a greater extent than if its investments were diversified across different sectors. In addition, issuers that have paid regular dividends or distributions to shareholders may not continue to do so at the same level or at all in the future. A sharp rise in interest rates or an economic downturn could cause an issuer to abruptly reduce or eliminate its dividend. This may limit the ability of the Fund to produce current income.

Investments in Derivatives. The Fund’s use of forwards, swaps, structured securities, call and put options, and other derivative instruments may result in losses. These instruments, which may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other investments, may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. Certain derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations, liquidity risk, risks arising from margin requirements, which include the risk that the Fund will be required to pay additional margin or set aside additional collateral to maintain open derivative positions, and operational and legal risks, which include risks related to documentation issues, system failures, inadequate controls, human error and the risk that a party’s obligations would be legally unenforceable. Derivatives may be used for hedging purposes and non-hedging purposes.

The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments, and there is no guarantee that the use of derivatives will achieve their intended result. If the Investment Adviser is incorrect in its expectation of the timing or level of fluctuation in securities prices, interest rates, currency prices or other variables, the use of derivatives could

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result in losses, which in some cases may be significant.

A lack of correlation between changes in the value of derivatives and the value of the portfolio investments (if any) being hedged could also result in losses. In addition, there is a risk that the performance of the derivatives or other instruments used by the Investment Adviser to replicate the performance of a particular asset class may not accurately track the performance of that asset class.

The Fund may use derivatives, including swaps, to implement short positions. Taking short positions involves leverage of the Fund’s assets and presents various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premiums and interest paid to a counterparty. Therefore, taking short positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.

A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period.

The Fund may purchase call and put options, on any securities and other instruments in which it may invest or any index consisting of securities or other instruments in which it may invest. The Fund may also purchase put and call options on foreign currencies.

The purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which presents additional risk). The successful use of options depends in part on the ability of the Investment Adviser to anticipate future price fluctuations and the degree of

20

correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are purchased, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund’s transaction costs. Options purchased by the Fund may be traded on either U.S. or foreign exchanges or over the counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Option Writing Risk. Writing (selling) call options limits the opportunity to profit from an increase in the market value of securities in exchange for up-front cash at the time of selling the call option. When the Fund writes (sells) call options on securities, it receives cash but limits its opportunity to profit from an increase in the market value of the applicable security beyond the exercise price (plus the premium received) of the option. In a rising market, the Fund could significantly underperform the market. Such underperformance may be more pronounced to the extent that the call option’s underlying security sharply increases prior to the expiration of the option. The Fund’s option strategies may not fully protect it against declines in the value of the market. Cash received from premiums will enhance return in declining markets, but the Fund will continue to bear the risk of a decline in the value of the securities held in its portfolio. The benefit from writing a call option is limited to the amount of premium received. In a period of a sharply falling equity market, the Fund will likely also experience sharp declines in its NAV.
Short Position Risk. The Fund may use derivatives, including options, futures and swaps, to implement short positions, and may engage in short selling. Taking short positions and short selling involve leverage of the Fund’s assets and present various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premium and interest paid to a third

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party. Therefore, taking short derivative positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the counterparty to the short transaction may fail to honor its contract terms, causing a loss to the Fund.

In order to sell a financial instrument short, the Fund must first borrow the instrument from a lender, such as a broker or other institution. The Fund may not always be able to borrow the instrument at a particular time or at an acceptable price. Thus, there is risk that the Fund may be unable to implement its investment strategy due to the lack of available instruments or for other reasons.

After selling a borrowed financial instrument, the Fund is then obligated to “cover” the short sale by purchasing and returning the instrument to the lender on a later date. The Fund cannot guarantee that the financial instrument necessary to cover a short position will be available for purchase at the time the Fund wishes to close a short position or, if available, that the instrument will be available at an acceptable price. If the borrowed instrument has appreciated in value, the Fund will be required to pay more for the replacement instrument than the amount it received for selling the instrument short. Moreover, purchasing a financial instrument to cover a short position can itself cause the price of the instrument to rise further, thereby exacerbating the loss. The potential loss on a short sale may, with respect to certain instruments (e.g., equities, swap options), be unlimited because the loss increases as the price of the instrument sold short increases and the price may rise indefinitely. If the price of a borrowed financial instrument declines before the short position is covered, the Fund may realize a gain. The Fund’s gain on a short sale, before transaction and other costs, is generally limited to the difference between the price at which it sold the borrowed instrument and the price it paid to purchase the instrument to return to the lender.

While the Fund has an open short position, it is subject to the risk that the financial instrument’s lender will terminate the loan at a time when the Fund is unable to borrow the same instrument from another lender. If this happens, the Fund may be required to buy the replacement

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instrument immediately at the instrument’s then current market price or “buy in” by paying the lender an amount equal to the cost of purchasing the instrument to close out the short position.

Short sales also involve other costs. The Fund must normally repay to the lender an amount equal to any dividends or interest that accrues while a loan is outstanding. In addition, to borrow a financial instrument, the Fund may be required to pay a premium. The Fund also will incur transaction costs in effecting short sales. The amount of any ultimate gain for the Fund resulting from a short sale will be decreased, and the amount of any ultimate loss will be increased, by the amount of premiums, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.

Until the Fund replaces a borrowed instrument, the Fund may be required to maintain short sale proceeds with the lending broker as collateral. Moreover, the Fund may be required to make margin payments to the lender during the term of the borrowing if the value of the security it borrowed (and sold short) increases. Thus, short sales involve credit exposure to the broker that executes the short sales. In the event of the bankruptcy or other similar insolvency with respect to a broker with whom the Fund has an open short position, the Fund may be unable to recover, or delayed in recovering, any margin or other collateral held with or for the lending broker.

Potential Loss from Currency Fluctuations.   The Fund may invest a portion of its capital outside the United States in non-U.S. dollar denominated securities. These investments involve special risks compared with investing exclusively in the United States. Because these investments may involve non-U.S. dollar currencies and because the Fund may hold funds in these currencies in bank deposits during the completion of the investment program, the Fund may be adversely affected by changes in currency rates (including as a result of the devaluation of a foreign currency) and in exchange control regulations and may incur costs in connection with conversions between various currencies. In addition, the equivalent U.S. dollar obligations of the Fund’s investments located

23

outside of the United States may increase as a result of adverse changes in currency rates.
Borrowing. The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, to satisfy repurchase requests from Shareholders, and to facilitate the Fund’s hedging activities. The terms of the indebtedness incurred by the Fund may require the Fund to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, the Fund may not be able to negotiate commercially reasonable terms for its indebtedness and may not be able to extend or renew the existing terms when the indebtedness comes due. If the Fund is unable to access additional credit or otherwise has insufficient resources to pay its obligations, it may be forced to sell investments at inopportune times, which may further depress returns. The Fund will be limited in its ability to borrow (or guarantee other obligations) to amounts such that the Fund’s asset coverage ratio (as defined in the 1940 Act) would be less than 300%, calculated at the time of such incurrence (i.e., the value of each of the Fund’s total assets less liabilities other than the principal amount represented by indebtedness must be at least 300% of the principal amount represented by indebtedness at the time of incurrence). The Fund may also utilize indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.

The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the Fund’s NAV to a greater extent than if the Fund did not utilize leverage. The Fund’s leverage strategy may not be successful.

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The Fund May Make Commitments Representing a Substantial Portion of its Total Assets. To the extent permitted by applicable law, the Fund may make commitments to Private Real Estate Investment Funds in which it invests that represent a substantial portion of the total assets of the Fund, including through the use of leverage. As a result, in certain circumstances, the Fund may need to retain investment income, borrow funds or liquidate some or all of its investments prematurely at potentially significant discounts to market value if the Fund does not have sufficient liquid assets to meet these commitments; however, the Fund will not borrow in excess of applicable limitations under the 1940 Act.

Risks Relating to the Potential Use of Pass-Through Entities. To the extent permitted by applicable law (including the 1940 Act), the Fund may make investments through one or more partnerships or other pass-through entities in which the sole beneficial interest holders are the Fund. These investment vehicles may incur leverage. To the extent permitted by applicable law including the 1940 Act, the Fund may guarantee the obligations of these investment vehicles and/or assign and pledge certain assets of the Fund to these investment vehicles in order to secure borrowings or other leverage. Failure by such a vehicle to meet its obligations could have adverse effects on the Fund, including the acceleration of payment obligations under any leverage facility used by the vehicle.

Dependence upon the Ability of the Investment Adviser. The Board has delegated to the Investment Adviser the authority to make investment, disposition, and related investment management decisions, including the authority to approve all investments and/or all dispositions made by the Fund and to make or provide reserves, provided that the Board may approve certain transactions made in accordance with co‑investment exemptive relief. In addition, the Board has delegated to the Investment Adviser the authority to manage many of the affairs of the Fund, including, among others, the right to enforce default remedies, responsibility for maintaining the Fund’s books and records and producing the Fund’s reports, the right to

25

calculate and cause the Fund to make distributions. Shareholders will have no right or power to participate in the management or control of the business of the Fund, and thus must depend solely upon the ability of the Investment Adviser with respect to the Fund’s investments. In addition, shareholders will have no opportunity to evaluate the specific investments made by the Fund or the terms of any investment. Accordingly, the success and failure of the Fund will depend to a significant extent on the viability and performance of the Investment Adviser. In managing and directing the investment programs of the Fund, the Investment Adviser will rely heavily on certain key personnel of Goldman Sachs. Certain key personnel, including members of the Investment Adviser’s investment team, may leave Goldman Sachs or rotate to another group within Goldman Sachs. The departure of any of such key personnel or their inability to fulfill certain duties may adversely affect the ability of the Investment Adviser to effectively implement the investment program of the Fund and may have an adverse impact on the Fund. Changes to the composition of the investment team may occur over time and without notice to the shareholders.

Risk of Certain Events Related to Goldman Sachs. Although the Fund is a separate legal entity from Goldman Sachs, in the event that Goldman Sachs were to become insolvent and/or subject to liquidation, or if there were a change of control of Goldman Sachs, the Fund could nonetheless be adversely affected. In that regard, a bankruptcy or change of control of Goldman Sachs or the Investment Adviser could cause the Investment Adviser to have difficulty retaining personnel or otherwise adversely affect the Fund and its ability to achieve its investment objective.

Operational Risk. The Fund is dependent on the Investment Adviser’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of the Investment Management Agreement or an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data

26

processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond the Fund’s control and adversely affect the Fund’s business. There could be sudden electrical or telecommunications outages, natural disasters such as earthquakes, tornadoes and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts and acts of war, outages due to issues experienced by specific service providers; and/or cyber incidents. In addition to the Fund’s dependence on information systems, poor operating performance by the Fund’s service providers could adversely impact the Fund. These events, in turn, could have a material adverse effect on the Fund’s performance.

Investment Performance of the Fund and Other Investment Vehicles May Vary Significantly. Goldman Sachs (i) has established, and expects to continue to establish, additional companies, partnerships or other entities, pooled investment vehicles for multiple investors, funds, separate accounts, and other entities, and (ii) includes various business units or divisions, which, in either case, may have, in whole or in part, investment objectives and strategies that may be similar to or overlap with those of the Fund (such entities, business units or divisions are referred to collectively as, “Other Investment Vehicles”). The Fund may at times compete with the Other Investment Vehicles for certain investments and the returns of each of the Other Investment Vehicles will likely differ materially from the returns of the Fund.

The results of the investment activities of the Fund may differ significantly from the results achieved by Goldman Sachs for its own benefit and from the results achieved by Other Investment Vehicles based on the investment strategies employed by such investors.

Subject to applicable law, including the 1940 Act, Other Investment Vehicles and other areas within Goldman Sachs may invest alongside the Fund. In allocating any investment opportunities, the Investment Adviser will take into account numerous factors, in its discretion. Any such

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investments made alongside the Fund may or may not be in proportion to the relevant commitments of the investing parties. As a result, investment returns may vary materially among the Fund and Other Investment Vehicles and other areas of Goldman Sachs that invest alongside the Fund.

Market Volatility. The value of any public securities in which the Fund may directly or indirectly invest varies in response to many factors. Factors specific to a company could result in a decrease in the value of the company’s securities. Factors specific to the industry in which the company participates can have a similar effect. The value of a company’s securities can also be adversely affected by changes in financial markets generally that are unrelated to the company itself or its industry. Current economic conditions in some cases have produced downward pressure on security prices and credit availability for certain companies without regard to those companies’ underlying financial strength. In addition, certain options and other equity-related instruments may be subject to additional risks, including liquidity risk, counterparty credit risk, legal risk and operations risk, may involve significant economic leverage and, in some cases, may be subject to significant risks of loss. These factors and others can cause significant fluctuations in the prices of the securities in which the Fund may directly or indirectly invest and can result in adverse effects on the Fund’s returns.
Effects of Economic Conditions on the Fund and Its Investments. The Fund and its investments may be adversely affected by the deterioration of and uncertainty in the financial markets and economic conditions throughout the world, some of which may magnify the risks described in this prospectus and have other adverse effects. These market conditions have resulted in volatility and illiquidity in the global equity, credit and debt markets generally. While these conditions may create increased investment opportunities for the Fund, certain securities may become less liquid, more difficult to value and thus harder to liquidate.

The duration and ultimate effect of market conditions cannot be forecast, nor is it known

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whether or the degree to which such conditions may improve or worsen. Although the deterioration of market conditions and uncertainty regarding economic markets generally could result in the Fund acquiring investments on more favorable terms, such conditions may also result in declines in the market values of the Fund’s existing investments. Furthermore, the credit markets tend to be volatile and the availability of indebtedness may be difficult to ascertain. As a result, the Fund may be unable to borrow sufficiently. This may have an adverse effect on the Fund’s ability to acquire and dispose of investments as well as on the returns associated with its investments.

Foreign Risk. When the Fund invests in foreign securities, it may be subject to risk of loss not typically associated with U.S. issuers. Loss may result because of more or less foreign government regulation; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from, among other things, deteriorating economic and business conditions in other countries, including the United States, regional and global conflicts, the imposition of exchange controls (including repatriation restrictions), sanctions, foreign taxes, confiscation of assets and property, trade restrictions (including tariffs), expropriations and other government restrictions by the United States or other governments, higher transaction costs, difficulty enforcing contractual obligations or from problems in share registration, settlement or custody. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is impossible to predict. These types of measures may include, but are not limited to, banning a sanctioned country from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing the assets of particular countries, entities, or

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persons. The imposition of sanctions and other similar measures could, among other things, cause a decline in the value and/or liquidity of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country, downgrades in the credit ratings of the sanctioned country or companies located in or economically tied to the sanctioned country, devaluation of the sanctioned country’s currency, and increased market volatility and disruption in the sanctioned country and throughout the world. Sanctions and other similar measures could limit or prevent the Fund from buying and selling securities (in the sanctioned country and other markets), significantly delay or prevent the settlement of securities transactions, and significantly impact the Fund’s liquidity and performance. The Fund or the Investment Adviser may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding sanctions, repatriation restrictions, confiscation of assets and property, expropriation or nationalization. Geopolitical developments in certain countries in which the Fund may invest have caused, or may in the future cause, significant volatility in financial markets. The Fund will also be subject to the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Foreign risks will normally be greatest when the Fund invests in securities of issuers located in, or otherwise economically tied to, emerging countries.

Emerging Markets. The Fund may invest in securities of issuers located in, or otherwise economically tied to, emerging countries. The securities markets of emerging countries are generally less liquid, developed and efficient, are subject to greater price volatility, and have smaller market capitalizations than the securities markets of the United States and developed non-U.S. markets. Emerging countries are generally located in Africa, Asia, the Middle East, Eastern Europe and Central and South America.

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Emerging markets may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. As a result, there could be less information available about issuers in emerging countries, which could negatively affect the Investment Adviser’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations has been extremely limited. The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited. Many emerging countries have experienced substantial rates of inflation for many years. Inflation and rapid fluctuations in inflation rates may continue to have very negative effects on the economies and securities markets of certain emerging countries. Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by protectionist measures imposed or negotiated by the countries with which they trade. The economies of countries with emerging markets may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the capacity of issuers of emerging country debt instruments to make payments on their debt obligations, regardless of their financial condition. There can be no assurance that

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adverse political changes will not cause a loss of any or all of any such investment and, in the case of fixed-income securities, interest thereon.

Lack of Financial Reporting Related to Non-U.S. Investments; Adverse Non-U.S. Taxes or Other Conditions. The Fund may invest in non-U.S. entities. Because non-U.S. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. This limitation may be particularly true for private equity investments, where there may be little or no publicly available information about private companies. In addition, financial data related to non-U.S. investments may be affected by both inflation and local accounting standards, and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund may be subject to tax, reporting and other filing obligations in non-U.S. jurisdictions in which non-U.S. companies reside or operate. In addition, non-U.S. securities markets, particularly in developing countries, may be substantially less liquid and have greater volatility than U.S. securities markets.

Geographic Risk. If the Fund focuses its investments in securities of issuers located in a particular country or region the Fund may be subjected to a greater extent than if investments were less focused, to the risks of volatile economic cycles and/or conditions and developments that may be particular to that country or region, such as: adverse securities markets; adverse exchange rates; adverse social, political, regulatory, economic, business, environmental or other developments; or natural disasters.
Market Disruption Risk and Terrorism Risk.   The military operations of the United States and its allies, the instability in various parts of the

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world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses have the potential to significantly affect the global economy. Terrorist attacks may also exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a Fund investment, directly or indirectly, may result in a liability far in excess of available insurance coverage. The Investment Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the Fund.

Investment and Repatriation Restrictions. Foreign investment in securities of companies in certain of the countries in which the Fund may invest is restricted or controlled to varying degrees. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. Even where permitted, direct investments in certain companies may require significant government approvals under corporate, securities, foreign investment and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Fund. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions.
Hedging Instruments May Adversely Affect Overall Performance. The Fund’s use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities or more traditional investments of the Fund, depending upon the characteristics of the particular derivative and the Fund’s portfolio as a whole. Engaging in derivative transactions may entail investment

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exposures that are greater than their cost would suggest, and involves a risk of loss that could materially adversely affect the overall performance of the Fund. Please see “Borrowing” above.
Hedging strategies could involve a variety of derivative transactions, including futures, forward, swap, and option contracts or other financial instruments with similar characteristics, including forward foreign exchange contracts, interest rate swaps, credit default swaps and total return swaps, exchanges, caps and options (collectively “Hedging Instruments”). While hedging transactions may reduce the risks associated with an investment by the Fund, the transactions themselves entail risks that are different than those of the investments of the Fund. The risks posed by these transactions include interest rate risk, market risk, the risk that these complex instruments and techniques will not be successfully evaluated, monitored or priced, the risk that counterparties will default on their obligations, liquidity risk and leverage risk. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Thus, while the Fund may benefit from the use of Hedging Instruments, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if they had not used those Hedging Instruments.

The success of hedging transactions will be subject to the ability to correctly predict movements in and the direction of currency exchange rates, interest rates and public security prices. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary.

Currency Hedging Instruments may not be available for certain currencies or may not have a duration that matches the long-term nature of the underlying principal investment. The ability to trade in or exercise options may be restricted in the event that trading in the underlying securities becomes restricted.

The successful use of these hedging strategies depends upon the availability of a liquid market

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and appropriate Hedging Instruments, and there can be no assurance that the Fund will be able to close out a position when deemed advisable by the Investment Adviser. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Hedging transactions also involve additional costs and expenses, which may adversely affect the overall performance of the Fund. There can be no assurance that the Fund’s assets will engage in hedging transactions at any given time or from time to time, or that these transactions, if available, will be effective.

Nature of Distressed Investments. The Fund may invest in the securities and obligations of companies experiencing financial and/or operational distress, including debt obligations that are in covenant or payment default. Such investments are considered high-risk and speculative. Defaulted obligations might not be repaid at all or might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.
Bankruptcy. Given their financial situation, distressed companies also face increased risk that they may be involved in bankruptcy proceedings. There are a number of significant risks when investing in distressed companies that are or may be involved in bankruptcy proceedings, including adverse and permanent effects on a company, such as the loss of its market position and key personnel, otherwise becoming incapable of restoring itself as a viable entity and, if converted to a liquidation, a possible liquidation value of the company that is less than the value that was believed to exist at the time of the investment. Bankruptcy proceedings are often lengthy and difficult to predict and could adversely impact a creditor’s return on investment. The bankruptcy courts have extensive power and, under some circumstances, may alter contractual obligations of a bankrupt company. Shareholders, creditors and other interested parties are all entitled to participate in bankruptcy proceedings and will attempt to influence the outcome for their own benefit. Administrative costs relating to a bankruptcy proceeding will be paid out of the

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debtor’s estate prior to any returns to creditors. In addition, creditors (such as the Fund) can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by these actions, especially in the case of investments made prior to the commencement of bankruptcy proceedings. Also, certain claims, such as for taxes, may have priority by law over the claims of certain creditors. The Fund also may seek representation on creditors’ committees and, as a member of a creditors’ committee, may owe certain obligations generally to all creditors similarly situated that the committee represents, and it may be subject to various trading or confidentiality restrictions. In addition, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors.
Regulation and Treatment of the Fund as a Bank Holding Company Affiliate. Goldman Sachs is regulated as a “bank holding company” under the Bank Holding Company Act (the “BHCA”), which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Goldman Sachs has elected to become a financial holding company under the BHCA and, as such, may engage in a broader range of financial and related activities, as long as Goldman Sachs continues to meet certain eligibility requirements.

The Fund is managed under the direction of the Board comprised of individuals, a majority of whom are independent of Goldman Sachs. As a result of this and other factors, the Fund will not be “controlled” by Goldman Sachs for BHCA purposes. If the Fund is not controlled by Goldman Sachs for BHCA purposes, the BHCA’s restrictions on Goldman Sachs’ activities and investments should not apply to the Fund.

However, if the Fund were deemed to be controlled by Goldman Sachs for bank regulatory purposes, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, may, among other things, restrict the transactions and

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relationships between the Investment Adviser, Goldman Sachs and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict investments and transactions by, and the operations of, the Fund. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities.

Speculative Position Limits. The U.S. Commodity Futures Trading Commission (the “CFTC”) and various exchanges have rules limiting the maximum net long or short positions which any person or group may own, hold or control in any given futures contract or option on such futures contract and a limited number of swaps. GSAM will need to consider whether the exposure created under these contracts might exceed the applicable limits in managing the Fund, and the limits may constrain the ability of the Fund to use such contracts.

Error and Error Correction Policies. The Investment Adviser will report to the Board any material breaches of the Fund’s investment objective, policies or restrictions and any material errors in the calculation of the NAV of the Fund. Depending on the nature and size of an error, corrective action may or may not be required. Corrective action may involve a prospective correction of the NAV. The Investment Adviser’s error policy and the Fund’s NAV error correction policy limit or restrict when corrective action will be taken. As discussed in more detail under the section entitled “How Are Shares Priced?,” the Fund’s portfolio securities may be priced based on quotations for those securities provided by pricing services and Non-Traded Funds which may be priced on a delayed basis. There can be no guarantee that a quotation provided by a pricing service or Non-Traded Fund will be accurate. Each of the Investment Adviser and the Fund may at any time, in its discretion and without notice to shareholders, amend or supplement its error and NAV error correction policies.
Potential Conflicts of Interest with Other Businesses of Goldman Sachs. There are significant potential conflicts of interest that could negatively impact the Fund’s investment returns. A number of these potential conflicts of interest

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with affiliates of the Investment Adviser and Goldman Sachs are discussed in more detail elsewhere in this Prospectus.
Goldman Sachs is a leading global financial institution that provides investment banking, securities and investment management services to a diversified client base, including companies and high-net-worth individuals, among others. As such, it acts as an investor, investment banker, research provider, investment manager, financier, adviser, market maker, trader, prime broker, derivatives dealer, lender, counterparty, agent and principal. In those and other capacities, Goldman Sachs and its affiliates advise clients in all markets and transactions and purchase, sell, hold and recommend a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own accounts or for the accounts of their customers, and have other direct and indirect interests in the global fixed income, currency, commodity, equity, bank loans and other markets in which the Fund invests or may invest. Such additional businesses and interests will likely give rise to potential conflicts of interest and may restrict the way the Fund operates. For example, (1) the Fund may not be able to conduct transactions relating to investments in portfolio companies because the Investment Adviser is not permitted to obtain or use material nonpublic information in effecting purchases and sales in public securities transactions for the Fund or (2) Goldman Sachs, the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with the Fund (subject to any limitations under the law), and/or may compete for commercial arrangements or transactions in the same types of companies, assets, securities or other assets or instruments as the Fund. Transactions by, advice to and activities of such accounts (including potentially Goldman Sachs acting on a proprietary basis), may involve the same or related affiliates, securities or other assets or instruments as those in which the Fund invests and may negatively affect the Fund (including the Fund’s ability to engage in a transaction or other activities) or the

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prices or terms at which the Fund’s transactions or other activities may be effected. For example, Goldman Sachs may be engaged to provide advice to an account that is considering entering into a transaction with the Fund, and Goldman Sachs may advise the account not to pursue the transaction with the Fund, or otherwise in connection with a potential transaction provide advice to the account that would be adverse to the Fund.
In addition, subject to applicable law, GS&Co. may, to the extent permitted by applicable law, including the limitations set forth in Section 17(e) of the 1940 Act, receive compensation from the Fund or from its borrowers if the Fund makes any investments based on opportunities that such employees or personnel of GS&Co. have referred to the Fund. Such compensation might incentivize GS&Co. or its employees or personnel to refer opportunities or to recommend investments that might otherwise be unsuitable for the Fund. Further, any such compensation paid by the Fund, or paid by the borrower (to which the Fund would otherwise have been entitled) in connection with such investments, may negatively impact the Fund’s returns. Furthermore, Goldman Sachs is currently, and in the future expects to be, raising capital for new public and private investment vehicles that have, or when formed will have, the primary purpose of directly originating senior secured corporate credit. These investment vehicles, as well as existing investment vehicles (including other accounts), will compete with the Fund for investments. Although the Investment Adviser and its affiliates will endeavor to allocate investment opportunities among its clients, including the Fund, in a fair and equitable manner and consistent with applicable allocation procedures, it is expected that, in the future, the Fund may not be given the opportunity to participate in investments made by other accounts or that the Fund may participate in such investments to a lesser extent due to participation by such other accounts.
Subject to applicable law, the Fund, Goldman Sachs and other client accounts managed by the Investment Adviser (“Accounts”) can make negotiated co-investments pursuant to an

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exemptive order from the SEC permitting the Fund to do so (the “Relief”). As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.
The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
In addition, Goldman Sachs or another investment account or vehicle managed or controlled by Goldman Sachs or another client of the Investment Adviser may hold securities, loans or other instruments of a portfolio company in a different class or a different part of the capital structure than securities, loans or other instruments of such portfolio company held by the Fund. As a result, Goldman Sachs or such other investment account or vehicle or such

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other client of the Investment Adviser may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, on behalf of its own account, that could have an adverse effect on the Fund. In addition, to the extent Goldman Sachs has invested in a portfolio company for its own account, Goldman Sachs may limit the transactions engaged in by the Fund with respect to such portfolio company or issuer for reputational, legal, regulatory or other reasons.

Legal, Tax and Other Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the shareholders. Recent economic events have given rise to a political climate that may result in the Investment Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

The Fund and/or some or all of the shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the shareholders.

The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment

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objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes, and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.

Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in this prospectus and that shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each shareholder is urged to consult its own tax advisors.

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Tax Risk. Although the Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code, the Fund cannot assure shareholders that the Fund will be able to maintain RIC status. To obtain and maintain RIC status and be relieved of U.S. federal income taxes on income and gains distributed to its shareholders, the Fund must meet the annual distribution, source-of-income and asset diversification requirements described below.

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The annual distribution requirement for a RIC will be satisfied if the Fund distributes to its shareholders on an annual basis at least 90% of its investment company taxable income for each taxable year. Because the Fund expects to use debt financing, the Fund expects to be subject to an asset coverage ratio requirement under the 1940 Act, and the Fund expects to be subject to certain financial covenants contained in its credit agreements and other debt financing agreements. This asset coverage ratio requirement and these financial covenants could, under certain circumstances, restrict the Fund from making distributions to its shareholders that are necessary for the Fund to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, and thus is unable to make sufficient distributions to its shareholders, the Fund could fail to maintain its status for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes).

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The source-of-income requirement will be satisfied if at least 90% of the Fund’s gross income for each year is derived from dividends, interest, gains from the sale of stock or securities or certain other similar sources.

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The asset diversification requirement will be satisfied if, at the end of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other acceptable securities, and no more than 25% of the value of the Fund’s assets is

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invested in the securities (other than U.S. government securities or securities of other RICs) of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund’s having to dispose of certain investments quickly in order to prevent the loss of the Fund’s RIC status.

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If the Fund fails to maintain its RIC status for any reason and does not qualify for certain relief provisions under the Code, the Fund would be subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). In this event, the resulting taxes could substantially reduce the Fund’s Net Assets, the amount of the Fund’s income available for distribution and the amount of the Fund’s distributions to its shareholders, which would have a material adverse effect on the Fund’s financial performance and its shareholders’ return on their investments in the Fund. For additional discussion regarding the tax implications of a RIC, see “Taxation.”

Uncertain Tax Treatment. The Fund will, from time to time, invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are uncertain on the tax accounting for distressed debt, including when the Fund will cease to accrue interest, original issue discount (“OID”) or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the

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Fund invests in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund will, from time to time, be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund will have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes in such circumstances. The Fund may also be required to recognize items of taxable income and gain and to make distributions to shareholders prior to the time that any corresponding cash distributions are made to or by the Fund and certain Underlying Funds that are classified as partnerships for U.S. federal income tax purposes. Accordingly, the Fund will, from time to time, be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund will, from time to time, realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its Shareholders may receive larger capital gain distributions than they would in the absence of such transactions. The required recognition of such non-cash investments may also have a negative impact on the Fund’s liquidity.

Other Regulatory. The Fund is registered as an investment company under the 1940 Act. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund may use derivatives that are subject to regulation by the CFTC. Because of this exposure to CFTC-regulated derivatives, the Investment Adviser could become subject to regulation as a “commodity pool operator” under the Commodity Exchange Act, as amended (the “CEA”), and the CFTC’s rules and regulations with respect to the operations of the Fund. However, The Investment Adviser has claimed an exclusion with respect to the Fund from the definition of the

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term “commodity pool operator” under the CEA and, therefore, is not currently subject to registration or regulation as a pool operator under that CEA with respect to the Fund. If the Fund were to be subject to registration or regulation as a commodity pool operator under the CEA, the Fund may incur compliance and other expenses or otherwise disadvantage the Fund.

Market Risk. The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors, governments or countries and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries, countries or regions, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries, countries or regions.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. Furthermore, local, regional and global events such as war, military conflict, geopolitical disputes, acts of terrorism, social or political unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, tariffs and other restrictions on trade, sanctions or the spread of infectious illness or other public health threats, or the threat of one or more such events and developments, could also adversely impact issuers, markets and economies, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.
Counterparty Risk. Many of the protections afforded to cleared transactions, such as the

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security afforded by transacting through a clearing house, might not be available in connection with certain over-the-counter transactions. Therefore, in those instances in which the Fund enters into certain over-the-counter transactions, the Fund will be subject to the risk that its direct counterparty will not perform its obligations under the transactions and that the Fund will sustain losses. However, recent regulatory developments require margin on certain uncleared over-the-counter transactions which may reduce, but not eliminate, this risk.
Co-Investments. The Fund may make co‑investments alongside managers with whom the External Investing Group (“XIG”) has a relationship. The secondary market for co‑investments is highly competitive, and successfully sourcing such investments can be difficult given the high level of investor demand some investment opportunities receive. Even if these investment opportunities and managers are identified, there is no assurance that the Fund’s bids to acquire interests in such investments, which interests are often difficult to value, will be successful; and, upon a successful bid, legal or contractual transfer restrictions, including rights-of-first-refusal, change-of-control, and other similar provisions applicable to such investments (and which may have been granted in favor of other affiliates of Goldman Sachs or investment vehicles in which they may have invested), may prevent the Fund from acquiring all or a portion of such investments. In addition, the Investment Adviser may not be able to obtain as favorable terms as it would otherwise in a less competitive investment environment. The Fund may incur significant expenses investigating potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party advisors.
The Fund’s co-investments may include an unfunded commitment to invest equity capital in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Underlying Fund or other issuer subject to certain conditions (e.g., notice provisions). At

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times, the Fund expects that a significant portion of its assets will be invested in liquid investments, pending the calling of these unfunded commitments.
Special Situation Investments Risk. The Fund may make investments in event-driven situations such as recapitalizations, financings, corporate and financial restructurings, acquisitions, divestitures, reorganizations or other situations in public or private companies that may provide the Fund with an opportunity to provide debt and/or equity financing, typically on a negotiated basis. The Investment Adviser will seek special situation investment opportunities with limited downside risk relative to their potential upside. These investments are complicated and an incorrect assessment of the downside risk associated with an investment could result in significant losses to the Fund.
Private Company Investments Risk. Private companies are not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Investment Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These

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companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives. The securities of private portfolio companies are illiquid, making it difficult for the Fund to sell such investments.
Valuation Risk. Market prices may not be readily available for some of the Fund’s investments. The value of such securities is determined by fair valuations determined by the Board’s valuation designee pursuant to procedures governing the valuation of portfolio securities adopted by the Board. Proper valuation of such securities may require more reliance on the judgment of the Investment Adviser than for valuation of securities for which an active trading market exists.

Unsecured Debt, including Mezzanine Debt. The Fund’s unsecured debt investments, including mezzanine debt investments, generally will be subordinated to senior debt in the event of an insolvency. This may result in an above average amount of risk and loss of principal.

Non-Investment Grade Fixed Income Securities Risk. Non-investment grade fixed income securities and unrated securities of comparable credit quality (commonly known as “junk bonds”) are considered speculative and are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less liquidity. The Fund may purchase the securities or obligations of issuers that are in default.
Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, securities, interest rates, commodities, indices or other financial indicators

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(the “Reference”) or the relative change in two or more References. Investments in structured securities may provide exposure to certain securities or markets in situations where regulatory or other restrictions prevent direct investments in such issuers or markets.
The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference, effectively leveraging the Fund’s investments so that small changes in the value of the Reference may result in disproportionate gains or losses to the Fund. Consequently, structured securities may present a greater degree of market risk than many types of securities and maybe more volatile, less liquid and more difficult to price accurately than less complex securities. Structured securities are also subject to the risk that the issuer of the structured securities may fail to perform its contractual obligations. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in structured securities may be subject to the limits applicable to investments in other investment companies.
Structured securities are considered hybrid instruments because they are derivative instruments the value of which depends on, or is derived from or linked to, the value of an underlying asset, interest rate index or commodity. Commodity-linked notes are hybrid instruments because the principal and/or interest payments on those notes is linked to the value of the individual commodities, futures contracts or the performance of one or more commodity indices.
Structured securities include, but are not limited to, equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked

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notes combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Upon the maturity of the note, the holder generally receives a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. For example, a note may guarantee the repayment of the original principal amount invested (even if the underlying linked securities have negative performance during the note’s term), but may cap the maximum payment at maturity at a certain percentage of the issuance price or the return of the underlying linked securities. Alternatively, the note may not guarantee a full return on the original principal, but may offer a greater participation in any capital appreciation of the underlying linked securities. The terms of an equity linked note may also provide for periodic interest payments to holders at either a fixed or floating rate. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and policies.
CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the

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accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.
CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changing interest rates and other developments impacting the commercial real estate market, such as changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in real estate tax rates and other operating expenses, population shifts and other demographic changes, increasing vacancies (potentially for extended periods), reduced

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demand for commercial and office space as well as maintenance or tenant improvement costs and costs to convert properties for other uses, changes in governmental rules, regulations and fiscal policies, acts of God, terrorist threats and attacks, and social unrest and civil disturbances. These developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. These developments could also result in reduced liquidity for CMBS and other real estate-related investments. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of CMBS (e.g., the Coronavirus Aid, Relief, and Economic Security (CARES) Act). Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted residential mortgage loan included in a pool of residential mortgage loans backing such residential CMBS. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in

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respect of residential mortgage loans which collateralize CMBS held by the Fund, delay the timing or reduce the amount of recoveries on defaulted residential mortgage loans which collateralize CMBS held by the Fund, and consequently, could adversely impact the yields and distributions the Fund may receive in respect of its ownership of CMBS collateralized by residential mortgage loans.

Other Regulated Investment Companies Risk. By investing in other investment companies (including ETFs) indirectly through the Fund, investors will incur a proportionate share of the expenses of the other investment companies held by the Fund (including operating costs and investment management fees) in addition to the fees and expenses regularly borne by the Fund. In addition, the Fund will be affected by the investment policies, practices and performance of such investment companies in direct proportion to the amount of assets the Fund invests therein.
Restricted and Illiquid Investments Risk. The Fund may invest in illiquid investments, which are investments that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. The Fund may purchase Rule 144A Securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers. Investing in Rule 144A Securities may decrease the liquidity of the Fund’s portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid investments normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Investments purchased by the Fund, particularly debt securities and over-the-counter traded

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instruments that are liquid at the time of purchase, may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy, or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to over-the-counter traded securities, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the instruments.

In cases where no clear indication of the value of the Fund’s portfolio instruments is available, the portfolio instruments will be valued at their fair value according to the valuation procedures approved by the Board. These cases include, among others, situations where a security or other asset or liability does not have a price source.
Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future. Stock prices may fluctuate from time to time in response to the activities of individual companies and in response to general market and economic conditions. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the stock prices of such companies may suffer a decline in response.
Preferred Stock, Warrants and Stock Purchase Rights. The Fund may invest in preferred stock, warrants and stock purchase rights (or “rights”). Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the

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occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
Convertible Securities Risk. The market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock or other security. A unique feature of convertible securities is that as the market price of the underlying security declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying security. When the market price of the underlying security increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying security.
Call/Prepayment Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) earlier than expected. This may happen when there is a decline in interest rates, when credit spreads change, or when an issuer’s credit quality improves. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
Credit/Default Risk. An issuer or guarantor of fixed income securities or instruments held by the Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal or default on any other obligation. The credit quality of the Fund’s portfolio securities or instruments may meet the Fund’s credit quality requirements at the time of purchase but then deteriorate thereafter, and such a deterioration can occur rapidly. In certain instances, the downgrading or default of a single holding or guarantor of the Fund’s holding may impair the Fund’s liquidity and have the potential

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to cause significant deterioration in NAV. These risks are heightened in market environments where interest rates are rising as well as in connection with the Fund’s investments in non-investment grade fixed income securities.
Extension Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to reinvest in higher yielding securities.
Interest Rate Risk. When interest rates increase, fixed income securities or instruments held by the Fund (which may include inflation protected securities) will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation and changes in general economic conditions. Changing interest rates may have unpredictable effects on the markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates and/or volatility. In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. Funds with longer average portfolio durations will generally be more sensitive to changes in interest rates than funds with a shorter average portfolio duration. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by the Fund.

It is difficult to predict the magnitude, timing or direction of interest rate changes and the impact these changes will have on the markets in which the Fund invests.

LIBOR Risk. The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as Secured Overnight Financing Rate (“SOFR”), a term SOFR rate published by CME Group Benchmark Administration Limited (CBA) calculated using certain derivatives markets (“Term SOFR”),

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another rate determined using SOFR values, Euro Interbank Offered Rate (“EURIBOR”) and other similar types of reference rates (each, a “Reference Rate”). All settings of London Interbank Offer Rate (“LIBOR”) have ceased to be published and the Fund has transitioned to successor or alternative reference rates as necessary. This transition and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition.

Mid-Cap and Small-Cap Risk. The securities of mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Both mid-capitalization and small-capitalization companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund’s portfolio. Generally, the smaller the company size, the greater these risks become.

Initial Public Offerings (“IPOs”) Risk. The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When the Fund’s asset base is small, a significant portion of the Fund’s performance could be attributable to investments in IPOs, because such investments could have a magnified impact on the Fund. As the Fund’s assets grow, the effect of the Fund’s investments in IPOs on the Fund’s performance will likely decline, which could reduce the Fund’s performance.
Pre-IPO Investments Risk. Pre-IPO companies typically have limited operating

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histories, narrower, less established product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns. Such companies may experience operating losses, which may be substantial, and there can be no assurance when or if such companies will operate at a profit. At the time of the Fund’s investment, there is generally little publicly available information about these businesses since they are primarily privately owned and the Fund may only have access to the company’s actual financial results as of and for the most recent quarter end or, in certain cases, the quarter end preceding the most recent quarter end. There can be no assurance that the information that the Fund does obtain with respect to any investment is reliable. Pre-IPO companies may have limited financial resources and may be unable to meet their obligations under their existing credit facilities (to the extent that such facilities exist), which may lead to equity financings, possibly at discounted valuations, in which the Fund could be substantially diluted if the Fund does not, or cannot, participate in such financings. Failing to meet such obligations may also lead to bankruptcy or liquidation and may result in a reduction in value or loss of the Fund’s investment. Pre-IPO companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on the Fund. Continued global economic uncertainty could also result in investors becoming more risk-averse, which in turn could reduce the amount of growth capital available to the companies from both existing and new investors, could adversely affect their operating performance, and could delay liquidity paths (for example, an IPO or strategic sale/merger) for the companies. It may be difficult for the Fund to sell these investments, subjecting the Fund to liquidity risk. The securities of private portfolio companies are illiquid, and the inability of these portfolio companies to complete an IPO within

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the targeted time frame will extend the holding period of the Fund’s investments and may adversely affect the value of these investments.

Global Financial Markets Risk. Global economies and financial markets are becoming increasingly interconnected and political and economic conditions (including recent instability and volatility) and events (including natural disasters) in one country, region or financial market may adversely impact issuers in a different country, region or financial market. As a result, issuers of securities held by the Fund may experience significant declines in the value of their assets and even cease operations. Such conditions and/or events may not have the same impact on all types of securities and may expose the Fund to greater market or liquidity risk or cause difficulty in valuing portfolio instruments held by the Fund. This could cause the Fund to underperform other types of investments.

The severity or duration of such conditions and/or events may be affected by policy changes made by governments or quasi-governmental organizations. Recent instability in the financial markets has led governments across the globe to take a number of unprecedented actions designed to support the financial markets. Future government regulation and/or intervention may also change the way in which the Fund is regulated and could limit or preclude the Fund’s ability to achieve its investment objective. For example, one or more countries that have adopted the euro may abandon that currency and/or withdraw from the EU, which could disrupt markets and affect the liquidity and value of the Fund’s investments, regardless of whether the Fund has significant exposure to European markets. In addition, governments or their agencies may acquire distressed assets from financial institutions and acquire ownership interests in those institutions, which may affect the Fund’s investments in ways that are unforeseeable.

In addition, in the U.S., total public debt as a percentage of gross domestic product has grown rapidly since the beginning of the financial downturn. High levels of national debt may raise concerns that the U.S. government will be unable to pay investors at maturity, may cause declines

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in currency valuations and may prevent the U.S. government from implementing effective fiscal policy.

Swaps Risk. The use of swaps is a highly specialized activity which involves investment techniques, risk analyses and tax planning different from those associated with ordinary portfolio securities transactions. The Fund’s transactions in swaps may be significant. These transactions can result in sizeable realized and unrealized capital gains and losses relative to the gains and losses from the Fund’s direct investments in securities and short sales.

Transactions in swaps can involve greater risks than if the Fund had invested in securities directly since, in addition to general market risks, swaps may be leveraged and subject to illiquidity risk, counterparty risk, credit risk, pricing risk, operational risk and legal risk. Regulators also may impose limits on an entity’s or group of entities’ positions in certain swaps. However, certain risks are reduced (but not eliminated) if the Fund invests in cleared swaps, which are transacted through a futures clearing merchant and cleared through a clearinghouse that serves as a central counterparty. Because uncleared bilateral swap agreements are two-party contracts and because they may have terms of greater than seven days, these swaps may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap (including any margin the Fund may have posted in connection with establishing the swap position) in the event of the default or bankruptcy of a swap counterparty. Many swaps are complex and valued subjectively. Swaps and other derivatives may also be subject to pricing or “basis” risk, which exists when the price of a particular derivative diverges from the price of corresponding cash market instruments. Under certain market conditions it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity.

If a swap transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.

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The value of swaps can be very volatile, and a variance in the degree of volatility or in the direction of securities prices from the Investment Adviser’s expectations may produce significant losses in the Fund’s investments in swaps. In addition, a perfect correlation between a swap and a security position may be impossible to achieve. As a result, the Investment Adviser’s use of swaps may not be effective in fulfilling the Investment Adviser’s investment strategies and may contribute to losses that would not have been incurred otherwise.

Futures Contracts and Options and Swaps on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A swap on a futures contract provides an investor with the ability to gain economic exposure to a particular futures market; however, unlike a futures contract that is exchange-traded, a swap on a futures contract is an over-the-counter transaction. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Fund may engage in futures transactions on U.S. and foreign exchanges.

The Fund may, to the extent consistent with its investment policies, purchase and sell futures contracts, purchase and write call and put options on futures contracts and enter into swaps on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options.
Futures contracts and related options and swaps present the following risks:

•	While the Fund may benefit from the use of futures and options and swaps on futures, unanticipated changes in interest rates,

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securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts, options transactions or swaps.

•
Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.

•
The loss incurred by the Fund in entering into futures contracts and in writing call options and entering into swaps on futures is potentially unlimited and may exceed the amount of the premium received.

•	Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV.

•	As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.

•	Futures contracts and options and swaps on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

•	Foreign exchanges may not provide the same protection as U.S. exchanges.

When-Issued Securities and Forward Commitments. The Fund may purchase when‑issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment

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basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government Securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency.

If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.

The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.
Reverse Repurchase Agreements. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at a mutually agreed upon date and price (including interest). Reverse repurchase agreements may

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be entered into when the Investment Adviser expects that the return to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding Shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.
Under SEC requirements, the Fund needs to aggregate the amount of indebtedness associated with its reverse repurchase agreements and similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions for purposes of Rule 18f-4 under the 1940 Act.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.

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Management Fee	In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee (the “Management Fee”) at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated.

Plan of Distribution	Goldman Sachs & Co. LLC (“GS&Co.” or the “Distributor”), located at 200 West Street, New York, New York 10282, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor through the Goldman Sachs Private Wealth Management business unit, the Goldman Sachs Trust Company, N.A., the Goldman Sachs Trust Company of Delaware, Goldman Sachs Wealth Services, L.P. or with certain intermediaries that are authorized to offer Class P Shares, at NAV. The Distributor also may enter into selling agreements with certain financial intermediaries, including banks, trust companies, brokers, registered investment advisers and other financial institutions (“Intermediaries”), for the sale and distribution of the Fund’s Shares.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

If you purchase the Fund through an Intermediary, the Fund and/or its related companies may pay the Intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Intermediary’s website for more information.

Distributions; Timing of Distributions
Subject to the terms of any financing arrangements or other obligations or Preferred Shares (defined below), the Fund, in its sole discretion, generally intends to make quarterly distributions to shareholders at rates that reflect the past and projected net income of the Fund. In

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addition, the Fund may occasionally make a distribution at a time when it is not normally made. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short-and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls and borrowings and dividends payable on any Preferred Shares issued by the Fund). For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The Fund intends to distribute each year all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding Preferred Shares). The initial distribution will be declared on a date determined by the Board. To permit the Fund to maintain more stable distributions, the Fund’s distribution rates will be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular quarter may be more or less than the amount of cash available to the Fund for distribution for that period.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time and may do so without prior notice to common shareholders. Payment of future distributions is subject to approval by the Board, as well as meeting the covenants under any credit facilities and the asset coverage requirements of the 1940 Act. See “Additional Information About the Fund—Distributions.”

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Dividend Reinvestment Plan	Common shareholders will automatically have all dividends and distributions net of any applicable withholding taxes reinvested in Shares of the Fund in accordance with the Fund’s dividend reinvestment plan (the “Dividend Reinvestment Plan”), unless an election is made to receive cash by contacting the Plan Agent (as defined herein), at 1-800-621-2550. See “Additional Information about the Fund—Dividend Reinvestment Plan.”

Periodic Repurchase Offers	The Fund operates as an “interval fund,” a type of fund which, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, to the extent that the Fund engages in repurchase offers, such offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”

Preferred Shares	Although the Fund has no intention of issuing preferred Shares (“Preferred Shares”) within one year of the date of this Prospectus, the Fund may offer Preferred Shares as a means of providing leverage to the Fund in an aggregate amount of up to 50% of the Fund’s Managed Assets immediately after such issuance. Shareholders will not have any preemptive rights to purchase any Preferred Shares that may be issued.

Furthermore, while any Preferred Shares or debt securities are outstanding, the Fund may be prohibited from making distributions to shareholders unless it meets the applicable asset coverage ratio at the time of the distribution.

By way of clarification, Preferred Shares are not considered “Shares,” as such term is used in this prospectus.

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Expenses	The Fund shall bear all of its own expenses, including without limitation: the Management Fee; the Distribution and Servicing Fee, as applicable; expenses (including financing, due diligence, travel and other costs) related to the acquisition, holding, monitoring and disposition of the Fund’s portfolio investments; accounting, audit and tax preparation fees and expenses; administrative expenses and fees; legal fees and expenses; transfer agency fees and expenses; custody fees and expenses; the costs of any errors and omissions/directors and officers liability insurance or any fidelity bond; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; interest expenses; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

With respect to each share class, the Investment Adviser has agreed to reduce or limit “Other Operating Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.354% of the Fund’s average daily net assets attributed to such class through at least January 28, 2027, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees. Other Operating Expenses are defined below under the “Fee Table.”

Except as set forth herein or in another agreement between the Fund and the Investment Adviser, the Investment Adviser will bear all of its costs incurred in providing services to the Fund.

Underlying Fund Fees and Expenses
The Fund will indirectly bear, as applicable, the management fees and carried interest allocations (or equivalent) of the Underlying Funds and certain other portfolio investments; the expenses of the Underlying Funds and certain other portfolio investments, including without limitation, investment-related expenses, non-investment related interest expense,

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administrative expenses and fees and disbursements of attorneys and accountants engaged on behalf of the Underlying Funds and certain other portfolio investments, and other ordinary and extraordinary expenses.

Managers of Private Real Estate Investment Funds generally charge their Private Real Estate Investment Funds (a) a management fee of between 0.5% and 1.5% of capital committed or assets under management and (b) a performance allocation of between 10% and 20% of net profits after a preferred return or “hurdle rate” of between 6% and 10%. Managers of other portfolio investments may charge similar fees and allocations. These fees and performance allocations, as well as any other expenses incurred by the Private Real Estate Investment Funds and other portfolio investments, will be passed through to the Fund and thereby to Fund shareholders.

Leverage
The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act, including as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, and to facilitate the Fund’s hedging activities. The Fund will be limited in its ability to borrow (or guarantee other obligations) to amounts such that the Fund’s asset coverage ratio (as defined in the 1940 Act) would be less than 300%, calculated at the time of such incurrence (i.e., the value of the Fund’s total assets less liabilities other than the principal amount represented by indebtedness must be at least 300% of the principal amount represented by indebtedness at the time of incurrence). Subject to the restrictions of the 1940 Act, the Fund may also engage in leverage through the use of one or more partnerships or other pass-through entities in which the sole beneficial interest holder is the Fund. To the extent permitted by applicable law including the 1940 Act, the Fund may guarantee the obligations of these investment vehicles and/or assign and pledge assets of the Fund to these investment vehicles in order to secure borrowings or other leverage. On or around June 23, 2020, the Fund entered into a margin loan agreement with The Bank of Nova Scotia that established a revolving

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credit facility with an initial commitment of up to $35 million. On April 1, 2022 the commitment under the revolving credit facility was increased to $75 million. Additionally, on January 8, 2021, the Fund entered into an agreement with JPMorgan Chase Bank that established a revolving credit facility with an initial commitment of up to $20 million.

The Private Real Estate Investment Funds, in which the Fund invests may utilize leverage in their investment or operational activities. Such borrowings, however, are not subject to the aforementioned asset coverage ratio test. Accordingly, the Fund may be exposed to the risk of highly leveraged investment programs and strategies. See “Fund Fees and Expenses” and “Principal Risks of the Fund—Borrowing.”

Risks and Potential Conflicts of Interest	An investment in the Fund involves a significant degree of risk, including the risk of a complete loss of capital, and shareholders should be aware that conflicts of interest may arise in connection with the operation of the Fund. Please see “Principal Risks of the Fund” beginning on page 111 and “Potential Conflicts of Interest” in the SAI. Prospective investors should consult with their independent legal counsel and other advisors before deciding whether to invest in the Fund.

Certain Tax Considerations
The Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that the Fund timely distributes to its shareholders as dividends if the Fund meets certain source of income, distribution and asset diversification requirements. The Fund intends to timely distribute to its shareholders substantially all of its annual taxable income for each year, except that the Fund may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, the Fund may choose to carry forward taxable income for distribution in the following year, in each case the Fund will pay any applicable U.S. federal income and/or excise tax. In addition, the distributions the Fund pays to its shareholders in a year may exceed the Fund’s net ordinary income and capital gains for that

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year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The portion of a distribution constituting a return of capital is not subject to taxation. It has the effect of reducing the amount of a shareholder’s tax basis in such shareholder’s Shares. When a shareholder sells Shares in the Fund, the amount, if any, by which the sales price exceeds the shareholder’s basis in the Fund’s Shares is gain subject to tax. To the extent that the amount of any return of capital distribution exceeds the shareholder’s basis in such shareholder’s Shares, the excess will be treated as gain from a sale or exchange of the Shares.

Each prospective investor is urged to consult its tax advisors with respect to the specific U.S. federal, state, local and non-U.S. tax and/or filing consequences of an investment in the Fund.

Please see “Principal Risks of the Fund—Tax Risks” above and the section entitled “Certain Tax Considerations and Risks” in the SAI.

Limitation on Liability of the Investment Adviser	The Investment Management Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Investment Management Agreement relates, except a loss resulting from the Investment Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by the Investment Adviser of its obligations and duties under the Investment Management Agreement.

Fiscal and Tax Year End	The Fund’s fiscal year for financial reporting purposes and taxable year are each the 12‑month period ending on September 30.

Reports to Shareholders	As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to shareholders for tax purposes will be furnished to shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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Auditors	PricewaterhouseCoopers LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements.

Transfer Agent, Custodian and Administrator	GS&Co. serves as the transfer agent of the Fund (“Transfer Agent”). The Bank of New York Mellon (“BNY”) serves as the Fund’s Custodian and Administrator.

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FUND FEES AND EXPENSES
General
The Fund shall bear all of its own expenses, including without limitation: the Management Fee; the Distribution and Servicing Fee, as applicable; expenses (including financing, due diligence, travel and other costs) related to the acquisition, holding, valuation, monitoring and disposition of the Fund’s portfolio investments; accounting, audit and tax preparation fees and expenses; administrative fees and expenses; legal fees and expenses; transfer agency fees and expenses; custody and escrow fees and expenses; the costs of any errors and omissions/directors and officers liability insurance or any fidelity bond; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; interest expenses; credit facility commitment fees; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.
The Fund will indirectly bear, as applicable, the management fees and carried interest allocations (or equivalent) of the Underlying Funds and certain other portfolio investments; the expenses of the Underlying Funds and certain other portfolio investments, including without limitation, investment-related expenses, non-investment related interest expense, administrative expenses and fees and disbursements of attorneys and accountants engaged on behalf of the Underlying Funds and certain other portfolio investments, and other ordinary and extraordinary expenses.
Managers of Private Real Estate Investment Funds generally charge their Private Real Estate Investment Funds (a) a management fee of between 0.5% and 1.5% of capital committed or assets under management and (b) a performance allocation of between 10% and 20% of net profits after a preferred return or “hurdle rate” of between 6% and 10%. Managers of other portfolio investments may charge similar fees and allocations. These fees and performance allocations, as well as any other expenses incurred by the Private Real Estate Investment Funds and other portfolio investments, will be passed through to the Fund and thereby to Fund shareholders.
The Investment Adviser has agreed to reduce or limit “Other Operating Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.354% of the Fund’s average daily net assets attributed to such class through at least January 28, 2027, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees. Other Operating Expenses are defined below under the “Fee Table.”
Except as set forth herein or in another agreement between the Fund and the Investment Adviser, the Investment Adviser will bear all of its costs incurred in providing services to the Fund.
Management Fee
In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee (the “Management Fee”) at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated.
Other Payments
The Investment Adviser may pay additional compensation out of its own resources (i.e., not Fund assets) to certain Intermediaries for sales and wholesaling support, and also for other services

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including due diligence support, account maintenance, provision of information and support services, including distribution and marketing support services.
Fee Table
The following table shows estimated Fund expenses as a percentage of Net Assets attributable to each Class of Shares. The purpose of the following table and the example below is to help you understand the fees and expenses that you, as a shareholder, would bear directly or indirectly. Shareholders should understand that some of the percentages indicated in the tables below are estimates and may vary. See “Management of the Fund” and “Additional Information About the Fund—Dividend Reinvestment Plan.” The following table should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than shown.

Shareholder Transaction Expenses (as a percentage of the offering price)	Class P

Dividend Reinvestment Plan Fees(1)	None

Estimated Annual Expenses (as a percentage of average net assets assuming the use of leverage)
Management Fee(2)	1.25%
Interest Payments on Borrowed Funds(3)	0.13%
Total Other Expenses	0.54%
Distribution and/or Servicing Fee	None
Other Operating Expenses(4)	0.54%
Acquired Fund Fees and Expenses(5)	0.00%

Total Annual Expense Ratio	1.92%

Expense Limitation(6)	(0.05)%
Total Annual Expense Ratio After Expense Limitation	1.87%

(1)	The expenses of administering the Fund’s Dividend Reinvestment Plan are part of the transfer agency fee (which is included in “Other Operating Expenses”).
(2)	The Fund pays a management fee to the Investment Adviser in an annual amount equal to 1.25% of the Fund’s average daily net assets.
(3)
These expenses represent an estimate of interest payments the Fund expects to incur in connection with its credit facilities during its current fiscal year (and thus may change significantly over time) and includes undrawn commitment fees. The Fund currently borrows under margin loan agreements with JPMorgan Chase Bank and with The Bank of Nova Scotia. See “Principal Risks of the Fund—Borrowing” and “Leverage.”

(4)	The Other Operating Expenses for the Fund include all other expenses incurred by the Fund. The Other Operating Expenses are based on estimated amounts for the Fund’s current fiscal year.
(5)
“Acquired Fund Fees and Expenses” include the fees and expenses of underlying investment companies in which the Fund invests, including private investment companies traditionally referred to as hedge funds or private equity funds. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year and may change significantly over time. Fees and expenses associated with investments in structured finance vehicles or investment companies not traditionally referred to as “hedge funds” or “private equity funds”—including REITs, REOCs, and Private Real Estate Investment Funds—are not included in Acquired Fund Fees and Expenses above. Nevertheless, such fees and expenses are borne indirectly by the Fund and thus have the effect of reducing the Fund’s return. Acquired Fund Fees and Expenses reflect an underlying investment company’s operating expenses (i.e., management fees, performance-based fees or allocations, administration fees and professional and other direct, fixed fees and expenses). The indirect fees and expenses of the Private Real Estate Investment Funds typically range from 0.50% to 2.50% on an annual basis and include management fees,

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administration fees and professional and other direct, fixed fees and expenses of the Private Real Estate Investment Funds. Furthermore, certain Private Real Estate Investment Funds may charge investors (such as the Fund) incentive allocations or fees on performance exceeding a defined “hurdle rate.” The “Acquired Fund Fees and Expenses” disclosed above, however, do not reflect any performance or incentive fees or allocations paid by the Underlying Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Underlying Funds.
(6)
The Investment Adviser has agreed to reduce or limit “Other Operating Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.354% of the Fund’s average daily net assets attributed to such class through at least January 28, 2027, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses shareholders in the Fund will bear directly or indirectly.
Expense Example
The following Example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear. The Example assumes that you invest $1,000 in Shares of the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses remain the same (except that the Example incorporates any applicable expense limitation arrangement for only the first year).
Although your actual costs may be higher or lower, based on these assumptions your costs would be(1):

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$19	$60	$103	$224
If, at the end of each period, your Shares are repurchased in full, your costs would be(1):

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$19	$60	$103	$224

(1)
The Example should not be considered a representation of future expenses. The example assumes that the estimated “Other Operating Expenses” set forth in the Estimated Annual Expenses table is accurate and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the Example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on the purchase of Class I shares, which are not reflected in the Example. The Example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.

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FINANCIAL HIGHLIGHTS
The financial highlights tables are intended to help you understand the Fund’s financial performance for the past ten years (or less if share class has been in operation for less than ten years). Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions).
The information for the fiscal period ended 2021 and fiscal years ended 2022, 2023, 2024 and 2025 have been audited by PricewaterhouseCoopers LLP (“PwC”). PwC’s 2025 report, along with the Fund’s financial statements, is included in the Fund’s most recent annual report (available upon request).

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	Real Estate Diversified Income Fund
	Class P Shares
	Year Ended September 30,				Period Ended September 30, 2021(a)
	2025		2024	2023	2022
Per Share Data
Net asset value, beginning of period	$8.84	$9.26	$10.41	$10.93	$10.63

Net investment income(b)	0.09	0.10	0.17	0.28	0.05
Net realized and unrealized gain (loss)	(0.34)	0.10	(0.65)	(0.06)	0.41

Total from investment operations	(0.25)	0.20	(0.48)	0.22	0.46

Distributions to shareholders from net investment income	(0.03)	(0.02)	—	(0.18)		(0.09)
Distributions to shareholders from net realized gains	—	—	(0.16)	(0.11)		(0.07)
Distributions to shareholders from return of capital	(0.59)	(0.60)	(0.51)	(0.45)	–

Total distributions	(0.62)	(0.62)	(0.67)	(0.74)		(0.16)

Net asset value, end of period	$7.97	$8.84	$9.26	$10.41	$10.93

Total Return(c)(d)	(2.86)%	2.22%	(4.87)%	1.79%		4.31%

Net assets, end of period (in 000’s)	$144,830	$194,097	$230,754	$253,957	$54,212
Ratio of net expense to average net assets after interest expenses	1.87%	1.84%	1.92%	1.70%	1.81	%(e)
Ratio of net investment income to average net assets	1.05%	1.12%	1.67%	2.49%	1.81	%(e)
Ratio of net expense to average net assets before interest expenses	1.74%	1.74%	1.74%	1.63%	1.74	%(e)
Ratio of total expense to average net assets after interest expenses	1.93%	1.88%	1.97%	1.71%	2.61	%(e)
Portfolio turnover rate(f)	15%	17%	46%	56%		73%

(a)	Commenced operations on June 29, 2021.
(b)	Calculated based on the average shares outstanding methodology.
(c)
Assumes investment at the NAV at the beginning of the year, reinvestment of all dividends and distributions, a complete repurchase of the investment at the NAV at the end of the year and no sales or repurchase charges (if any). Total returns would be reduced if a sales or repurchase charge was taken into account. Returns do not reflect the impact of taxes to shareholders relating to Fund distributions or the repurchase of Fund shares.

(d)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

(e)	Annualized.
(f)
The Fund’s portfolio turnover rate is calculated in accordance with regulatory requirements, without regard to transactions involving short term investments and certain derivatives. If such transactions were included, the Fund’s portfolio turnover rate may be higher.

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USE OF PROCEEDS
The Fund will seek to invest promptly the net proceeds associated with the continuous offering of its shares (or, as applicable, make contractual commitments to invest such proceeds) in accordance with its investment objective and policies within three months after receipt thereof. Certain investments may be delayed if suitable opportunities are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments. Pending such investment, the Fund may hold uninvested capital in the form of cash and cash equivalents, including money market investments.

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THE FUND
The Fund is a diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Delaware statutory trust on December 2, 2019. The Fund’s investment objective is a non-fundamental policy that may be changed by the Fund’s Board without prior approval of shareholders. The Fund’s principal office is located at 200 West Street, New York, New York 10282, and its telephone number is 212-902-1000. The Fund is the successor to the Resource Real Estate Diversified Income Fund, a Delaware statutory trust, as a result of the Reorganization. The Fund’s investment objective and strategies are similar to those of the Predecessor Fund.
The Fund is managed under the direction of the Board, a majority of the members of which are individuals who are independent of Goldman Sachs. A description of the Board is set forth in the SAI.

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GENERAL INVESTMENT MANAGEMENT APPROACH
Goldman Sachs Asset Management
Goldman Sachs Asset Management, L.P., part of Goldman Sachs’ Asset Management Division, serves as the Fund’s investment adviser, and GSAM’s Fundamental Equity U.S. Equity Team is responsible for managing the Fund. The principal executive offices of GSAM are located at 200 West Street, New York, New York 10282. GSAM has been registered as an investment adviser with the SEC since 1990 and is a subsidiary of The Goldman Sachs Group, Inc., a bank holding company, and an affiliate of Goldman Sachs.
As of September 30, 2025, GSAM and its advisory affiliates acted as investment adviser in respect of approximately $3.21 trillion in assets (including seed capital and assets under supervision).1 GSAM is part of Goldman Sachs’ Asset Management Division, which offers a full range of equity, fixed income and money market mutual funds, private investment funds and separately managed accounts, and currently serves a wide range of clients including private and public pension funds, endowments, foundations, banks, insurance companies, corporations, private investors and family groups. GSAM has broad experience investing client assets across global markets. Subject to internal information barriers and related limitations, the Fund’s investment team has access to the research and perspectives of other GSAM personnel with specialized expertise in non-U.S. investments. Many of these individuals are based in the firm’s offices outside of the U.S. and thus have local knowledge of markets and industries.
The Fund’s overall asset allocation and listed security selection is managed by the Fundamental Equity team. The selection of private real estate managers is done by the External Investing Group (“XIG”).
Fundamental Equity Team
The Fundamental Equity team consists of 100+ investors that invest in publicly traded equities, that are listed on stock exchanges, across geographies and the market cap spectrum. We seek to generate better-than-market returns (otherwise known as alpha) by sourcing risk at the stock level, taking a long-term investment approach and actively engaging with management teams. Our teams seek to select companies that are priced fairly for their potential and are fundamentally sound. We believe in a bottom-up approach and precise decision making, thereby aiming to avoid risks of macro-investing and market-timing pitfalls.
External Investing Group
The External Investing Group (“XIG”) provides investors with investment and advisory solutions across leading hedge fund managers, private equity funds, private credit funds, real estate managers, public equity strategies, and fixed income strategies. XIG manages globally diversified programs, targeted sector-specific strategies, customized portfolios, and a range of advisory services. Clients of XIG access opportunities through new fund commitments, fund-of-fund investments, strategic partnerships, secondary market investments, co-investments and seed-capital investments. With approximately 400 professionals, including more than 200 investment professionals, across thirteen offices around the world, XIG provides manager diligence, portfolio construction, risk management, and liquidity solutions to investors, drawing on Goldman Sachs’ market insights and risk management

[1]	Assets under supervision includes assets under management and other client assets for which Goldman Sachs does not have full discretion.

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expertise. XIG extends these global capabilities to the world’s leading sovereign wealth funds, pension plans, governments, financial institutions, endowments, foundations and family offices, for which it invests or advises on over $500 billion as of September 30, 2025 of alternative investments, public equity strategies and fixed income strategies.
All Investment Strategy Teams
The Fundamental Equity Team and XIG are subject to information barriers established by Goldman Sachs. As a result, each team will at times be restricted from sharing with one another certain information relating to their portfolio holdings and investment process.
Investment Process
Asset Allocation
A working group comprised of representatives from the Fundamental Equity team, XIG, and the Fixed Income team, is responsible for deciding the overall asset allocation of the Fund. In establishing the Fund’s allocations, the team analyzes (among other factors) each asset class’s expected returns, cash flow yields, downside risks and relative valuations across all segments of the real estate industry. In allocating Fund assets between equity-oriented real estate investments and debt-oriented real estate investments, the team also considers the current cycle in the broader economic and real estate markets. For listed securities, the Fundamental Equity Liquid Real Assets team is responsible for security selection. For Private Real Estate Investment Funds, XIG is responsible for external manager selection.
The working group meets as necessary (but no less frequently than monthly) to discuss portfolio asset allocation, performance, and risk metrics, and to evaluate new investment ideas.
Selection of Public Securities
The Fundamental Equity Liquid Real Assets team selects public securities based on (among other factors) the quality and location of the assets, the experience of the management team and the relative valuation of the security.
When analyzing investment ideas for inclusion to the portfolio, we view REITs as companies and not just collections of assets. The security research process comprises asset tours, management meetings, and extensive analysis of supply/demand dynamics. We place an emphasis on the improvement of cash flow and management quality.
The attributes we consider to generate our investment ideas include:
Real Estate Attributes

•
Quality of the Asset: We visit properties that generate a significant portion of the company’s revenue, or those with identifiable issues or opportunities for value-added activities. From our extensive asset tours and headquarter visits, we examine relative location within a sub-market, competitiveness with its peer set, maintenance and deferred capital items, and indications of tenant satisfaction, and then determine if an asset is being utilized to its highest and best use.

•
Markets (Demand and Supply): We use a variety of research sources to understand the current and prospective supply and demand characteristics of major markets and property types. Our extensive real estate experience allows the team to draw meaningful conclusions from this

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research. We utilize this data for direct model inputs and for comparisons across markets. Importantly, we leverage the Fundamental Equity team for read-throughs into demand trends; a team comprised of 100+ investors covering all geographies and sectors and, consequently, the majority of tenants of the real estate companies we assess.

Company Attributes

•
Balance Sheet: We dissect a company’s financial situation using all publicly available information. This encompasses the review of income statements, capital expenses, operating metrics, balance sheets, and financial policies. This information, together with the market assessment and the economic assessments, provides the majority of the inputs to arrive at a company’s current condition. From this information we seek to gauge the company’s overall leverage, complexion of its debt, and liquidity management. Moreover, we leverage the GSAM Fixed Income team for relevant read-throughs on the financing environment.

•
Management: We look for quality management teams whose interests are aligned with shareholders’ interests. We think the best way to judge management is to study how they have historically allocated capital. We also look for consistency of strategy articulated by management and operational efficiency.

Multi-faceted Valuation Approach
We evaluate companies by rebuilding, analyzing and forecasting the financials, and testing our assumptions through meetings and discussions with competitors and third party providers. We believe that emphasizing different valuation metrics depending on the sector or stage of the market cycle is essential. In general, we look to take a multi-faceted valuation approach, considering earnings multiples, net asset values, implied cap rates and dividend yields, while placing an emphasis on long-term cash flows.
Fundamental Equity Liquid Real Assets Team’s Investment Philosophy:
When choosing public securities for the Fund, the Investment Adviser:

•	Selects stocks based on quality and location of assets, experienced management and a sustainable competitive advantage.

•	Seeks to buy securities at a discount to the intrinsic value of the business (assets and management).

•	Seeks a team approach to decision making.
The Fundamental Equity team employs a fundamental investment process that considers a wide range of factors, and no one factor or consideration is determinative. Traditional fundamental factors that the Fundamental Equity team may consider include, but are not limited to, cash flows, balance sheet leverage, return on invested capital, industry dynamics, earnings quality and profitability. The Fundamental Equity team may integrate ESG factors alongside traditional fundamental factors as part of its fundamental research process to seek to assess overall business quality and valuation, as well as potential risks. ESG factors that the Fundamental Equity team may consider include, but are not limited to, carbon intensity and emissions profiles, community impact, governance practices and board structure. The identification of a risk related to an ESG factor will not necessarily exclude a particular security or sector that, in the Fundamental Equity team’s view, is otherwise suitable and attractively priced for investment, and the Fundamental Equity team may invest in a security or sector without

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integrating ESG factors or considerations into its fundamental investment process. The relevance of specific traditional fundamental factors and ESG factors to the fundamental investment process varies across asset classes, sectors and strategies. The Fundamental Equity team may utilize data sources provided by third-party vendors and/or engage directly with issuers when assessing the above factors.
As a stakeholder, the Fund has a vested interest in helping the companies in which it invests unlock value by improving corporate practices and being thoughtful stewards of capital. As part of its focus on long-term, active ownership, the Investment Adviser may, in certain circumstances, use proxy voting and engagement as some of the tools available to encourage positive corporate decision making and productive change, where possible.
Selection of Private Real Estate Investment Funds.
XIG selects the Private Real Estate Investment Funds based on, among other factors, an evaluation of the portfolio manager of each Private Real Estate Investment Fund, including each portfolio manager’s team, strategy, track record, and market reputation. XIG generally expects to identify established portfolio managers that are experienced investors.
Broadly speaking, XIG seeks to identify investment managers that are experienced, thoughtful, and aligned with their investors and that appear positioned to achieve risk/return objectives in an investment strategy that is optimal for the Fund’s portfolio. Importantly, XIG’s investment process is continually evolving, always informed by performance feedback. The key steps in the investment process are outlined below.
The Investment Adviser selects a dedicated diligence team for each potential portfolio investment that is responsible for an examination of a manager’s strategy, historical risk/return profile and its future capabilities. As the dedicated diligence team begins to undertake its evaluation of the manager, the team is encouraged to seek the counsel of strategy experts from within XIG, including those who may be focused on investments outside of private real estate investments, and from other parts of Goldman Sachs. In terms of investment approval, proposals from the Investment Adviser’s due diligence team are reviewed and approved by different committees and/or working groups that focus on various aspects of manager diligence, including manager risk. These groups of professionals ultimately approve each investment and appropriate investment size in each manager’s fund.
As part of XIG’s due diligence of Private Real Estate Investment Fund managers, it may examine the risk factors associated with ESG elements and each manager’s focus on these risks. XIG may consider how Private Real Estate Investment Fund managers identify and address ESG-related risks and opportunities within their portfolio. As part of the investment process, XIG considers a wide range of factors, and no one factor or consideration is determinative.
XIG’s due diligence process consists of the same bottom-up evaluation process for each potential Private Real Estate Investment Fund, irrespective of whether XIG previously invested in another fund managed by that Private Real Estate Investment Fund’s manager or whether it is a completely new fund offering in the market.

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INVESTMENT OBJECTIVE AND STRATEGIES
The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. “Volatility” is a statistical measure of the variability of returns for a given security or market index, and “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.
The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies may include (but are not limited to) Public REITs; REOCs; Private Real Estate Investment Funds; Non-Traded REITs; Public Investment Funds; and CMBS. The Fund’s 80% policy with respect to investment in real estate industry companies is not fundamental and may be changed by the Fund’s Board without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its Managed Assets in the particular type of investment suggested by its name. The Fund’s investments in derivatives, other investment companies, including Underlying Funds, and other instruments are counted towards the Fund’s 80% investment policy to the extent they have economic characteristics similar to the investments included within that policy.
The Fund may invest in common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by real estate industry companies.
The Fund may invest without limitation in any sub-industry of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its Managed Assets in securities of issuers in the real estate industry.
The Fund’s SAI contains a list of the fundamental (those that may not be changed without shareholder approval) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Restrictions.”
The Investment Adviser’s Strategy
The Fund pursues its investment objective of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund may invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Investment Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Investment Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Investment Adviser generally will seek to invest in investments and investment vehicles whose

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expected risk-adjusted returns are determined to fit the Fund’s investment objective and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Investment Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.
The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, including (but not limited to) forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.
The Fund may also invest in derivatives, including (but not limited to) forwards, interest rate futures, interest rate swaps, call and put options, and credit default swaps, which are used primarily to hedge the Fund’s portfolio risks, manage the Fund’s duration and/or gain exposure to certain securities or indices. In addition, the Fund may seek to generate additional cash flow and reduce volatility by the sale of call options on certain securities in which it may invest. The Fund may write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund expects that, under normal circumstances, the Fund will sell call options in an amount that is between 0% and 30% of the value of the Fund’s portfolio.
The Fund will opportunistically seek short exposures to equity and credit related instruments through the use of derivatives or synthetic instruments, including, but not limited to, credit default swaps (including credit default swaps on market indices). The Fund intends to implement short positions for hedging purposes or to seek to enhance absolute return, and may do so by using swaps or futures, or through short sales of any instrument that the Fund may purchase for investment.
The Investment Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Investment Adviser reserves capacity on the Fund’s credit facilities to fund any shortfalls in expected inflows.
Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.
The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.
Under normal circumstances, the Fund’s investments in Public REITs will not exceed 80% of the Fund’s Managed Assets. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real

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estate sectors. On a micro level, the Investment Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.
REOCs. REOCs are companies that invest in real estate and whose shares may trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.
Under normal circumstances, the Fund’s investments in REOCs will not exceed 10% of the Fund’s Managed Assets. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.
Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Interests in the Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security.
Under normal circumstances, the Fund’s investments in Private Real Estate Investment Funds will not exceed 80% of the Fund’s Managed Assets. The Private Real Estate Investment Funds in which the Fund intends to invest seek to generate a level of income and total return broadly consistent with Public REITs, but with a lower amount of volatility. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.
The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation; and target leverage levels.
The Fund will invest no more than 15% of its net assets in private investment funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a)(1) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act (measured at the time of investment). For the avoidance of doubt, the Fund does not consider a Private Real Estate Investment Fund to be a hedge fund or a private equity fund.
REITs Generally.
Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute at least 90% of their

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taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code, but may be considered to be “qualified REIT dividends” eligible for a 20% deduction for non-corporate taxpayers. See “Taxation.”
REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.
REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.
Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.
REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.
Public Investment Funds.
The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other potentially higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:
Exchange-Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, and liquidity, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

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Index Funds. An index fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Index funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.
Closed-End Funds and Actively Managed Mutual Funds. In addition to ETFs and index funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and actively managed mutual funds that invest primarily in what the Investment Adviser considers securities of real estate industry companies. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.
Under normal circumstances, the Fund’s investments in Public Investment Funds will not exceed 10% of the Fund’s Managed Assets. The Fund may also invest in options on Public Investment Funds to hedge against market declines.
Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its Managed Assets in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in securities of issuers in the real estate industry.
CMBS. The Fund may also invest up to 35% of the Fund’s Managed Assets in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.
Use of Leverage. The Fund may employ leverage, including borrowing from banks, in an amount of up to 33 and 1/3% (or in the case of the issuance of Preferred Shares, 50%) of the Fund’s total assets minus liabilities and indebtedness not represented by “senior securities” within the meaning of the 1940 Act, as determined immediately after borrowing. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. On or around June 23, 2020, the Fund entered into a margin loan agreement with The Bank of Nova Scotia that established a revolving credit facility with an initial commitment of up to $35 million. On April 1, 2022 the commitment under the revolving credit facility was increased to $75 million. Additionally, on January 8, 2021, the Fund entered into an agreement with JPMorgan Chase Bank that established a revolving credit facility with an initial commitment of up to $20 million. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. In addition, the Fund may use leverage generated by reverse repurchase agreements.
Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its Managed Assets in the

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securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.
The SAI contains a list of the fundamental (those that may not be changed without shareholder approval) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Restrictions.”
Investment Strategy, Diversification and Criteria Used in Selecting Investments
The Fund’s investment strategy focuses on identifying individual securities that have:

•	an emphasis on income generation,

•	attractive risk-adjusted returns,

•	low to moderate volatility, and

•	low to moderate correlation to the broader equity markets.
The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).
The Investment Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Investment Adviser identifies investments which it believes to be of high quality based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. The Investment Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.
Because of the lead/lag relationship between public REITs and private real estate investments, the Investment Adviser believes that an optimally blended portfolio can diversify market exposure. While the Investment Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Investment Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Investment Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.
There can be no assurance that any or all of the Fund’s investment strategies will be successful.
Diversification of Asset Managers
The Fund pursues its investment objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of securities of issuers in the real estate industry. Using information generally available to investors, the Investment Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

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Diversification by Asset Class
The Fund pursues its investment objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including, for example, retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.
Diversification by Type and Quality of Real Property
The Fund pursues its investment objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.
Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).
Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties; however, some of these properties will require some form of enhancement or value-added element.
Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.
Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.
Other Information Regarding Investment Strategy
The limitations disclosed in this prospectus that limit the amount of the Fund’s investments in any particular asset class or asset type apply only to the Fund’s direct investments without regard to the investments held by any investment companies or investment vehicles in which the Fund invests.
The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, political or other conditions. For temporary defensive purposes (and to the extent that it is permitted to invest in the following), the Fund may invest up to 100% of its total assets in securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), commercial paper rated at least A-2 by S&P Global Ratings, P-2 by Moody’s Investors Service, Inc. (“Moody’s”) or having a comparable credit rating by another NRSRO (or if unrated, determined by the Investment Adviser to be of comparable credit quality), certificates of deposit,

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bankers’ acceptances, repurchase agreements, non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year, ETFs and other investment companies and cash items. When the Fund’s assets are invested in such instruments, the Fund may not be achieving its investment objective.
References in the Prospectus to market indices are for informational purposes only, and unless otherwise noted, are not necessarily an indication of how the Fund is managed.
The Fund has no intent to use leverage through issuing Preferred Shares during the next twelve months. However, the Fund may issue Preferred Shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under applicable law. In addition, the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest, such as derivatives.
The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Investment Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Investment Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Short-term trading strategies would likely result in higher transaction costs and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See "Certain Tax Considerations and Risks" in the Fund’s SAI.
There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income or qualified REIT dividends. See “Taxation.”
The activities and opportunities of the Fund may be restricted or limited from time to time in certain circumstances, which could adversely affect the Fund’s investment program. See “Potential Conflicts of Interest” in the SAI.
While the Investment Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories described above, the Fund does not have predetermined asset allocations to any of these categories, other than the Fund’s policy to invest 80% of its Managed Assets in equity and debt investments in real estate industry companies and the Fund’s policy to invest 25% or more of its Managed Assets in securities of issuers in the real estate industry. Depending on its evaluation of market conditions, the Investment Adviser may allocate the Fund’s assets among any, all or none of these categories, provided that the Fund complies with its 80% policy. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
The Fund may lend its portfolio securities to brokers, dealers and other institutions, including GS&Co., to seek to increase its net investment income. The Fund may invest any cash collateral received in connection with lending its portfolio securities in registered and unregistered investment pools managed by the Investment Adviser or its affiliates.
There can be no assurance that the Fund will achieve its investment objective or that its investment program will be successful.

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PORTFOLIO SECURITIES AND TECHNIQUES
Private Real Estate Investment Funds
The Fund may invest in Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Interests in the Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased or sold on the secondary market and may also be purchased directly from the issuer of the security. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.
The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation; and target leverage levels. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Investment Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.
Private Real Estate Investment Funds may invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Funds focus primarily on the real estate industry, which subjects the Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund may use derivatives for speculative or hedging purposes and non-hedging purposes (that is, to seek to increase total return). Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). Private Real Estate Investment Funds may invest without limitation in restricted and illiquid investments. Private Real Estate Investment Fund may invest in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

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Real Estate Investment Trusts
The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs’ managers, and are subject to heavy cash flow dependency, default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of (or income generated by) real estate, general and local economic conditions, fluctuations in occupancy levels and demand for properties or real estate-related services, changes in the availability or terms of mortgages and other financing that may render the sale or refinancing of properties difficult or unattractive, environmental problems and changes in interest rates. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.
Real Estate Operating Companies
The Fund will invest in REOCs. REOCs are companies that invest in real estate and whose shares may trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.
Equity Securities
The Fund may invest in equity securities, including common or ordinary stocks, American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), European Depositary Receipts (“EDRs”), preferred stock, convertible securities, investment companies (including mutual funds, closed-end funds, and ETFs), and rights and warrants.
Preferred Stock, Warrants and Stock Purchase Rights
The Fund may invest in preferred stock, warrants and stock purchase rights (or “rights”). Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.
Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

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Foreign Securities
The Fund may invest in securities of foreign issuers, including securities quoted or denominated in a currency other than U.S. dollars. Investments in foreign securities may offer potential benefits not available from investments solely in U.S. dollar-denominated or quoted securities of domestic issuers. Such benefits may include the opportunity to invest in foreign issuers that appear, in the opinion of the Investment Adviser, to offer the potential for better long term growth of capital and income than investments in U.S. securities, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to reduce fluctuations in portfolio value by taking advantage of foreign securities markets that do not necessarily move in a manner parallel to U.S. markets. Investing in the securities of foreign issuers also involves, however, certain special risks, which are not typically associated with investing in U.S. dollar-denominated securities or quoted securities of U.S. issuers. Many of these risks are more pronounced for investments in emerging economies. See “Principal Risks of the Fund—Foreign Risks.”
With respect to investments in certain foreign countries, there exist certain economic, political and social risks, including the risk of adverse political developments, nationalization, military unrest, social instability, war and terrorism, confiscation without fair compensation, expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, or diplomatic developments, any of which could adversely affect the Fund’s investments in those countries. Governments in certain foreign countries continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could have a significant effect on market prices of securities and dividend payments.
Many countries throughout the world are dependent on a healthy U.S. economy and are adversely affected when the U.S. economy weakens or its markets decline. Additionally, many foreign country economies are heavily dependent on international trade and are adversely affected by protective trade barriers and economic conditions of their trading partners. Protectionist trade legislation enacted by those trading partners could have a significant adverse effect on the securities markets of those countries. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.
Investments in foreign securities often involve currencies of foreign countries. Accordingly, the Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. The Fund may be subject to currency exposure independent of its securities positions. To the extent that the Fund is invested in foreign securities while also maintaining net currency positions, it may be exposed to greater combined risk. Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.
Because foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign securities markets are less than in the United States and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. The securities of foreign issuers may be listed on foreign securities exchanges or traded in foreign OTC markets. Fixed commissions on foreign securities exchanges are generally higher than

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negotiated commissions on U.S. exchanges, although the Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of foreign securities exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protections that apply with respect to securities transactions consummated in the United States.
Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when some of the Fund’s assets are uninvested and no return is earned on such assets. The inability of the Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the portfolio securities or, if the Fund has entered into a contract to sell the securities, in possible liability to the purchaser.
The Fund may invest in foreign securities which take the form of sponsored and unsponsored ADRs, GDRs, EDRs or other similar instruments representing securities of foreign issuers (together, “Depositary Receipts”). ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs are traded on domestic exchanges or in the U.S. OTC market and, generally, are in registered form. EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. bank similar to that for ADRs and are designed for use in the non-U.S. securities markets. EDRs and GDRs are not necessarily quoted in the same currency as the underlying security. To the extent the Fund acquires Depositary Receipts through banks which do not have a contractual relationship with the foreign issuer of the security underlying the Depositary Receipts to issue and service such unsponsored Depositary Receipts, there is an increased possibility that the Fund will not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer in a timely manner. In addition, the lack of information may result in inefficiencies in the valuation of such instruments. Investment in Depositary Receipts does not eliminate all the risks inherent in investing in securities of non-U.S. issuers. The market value of Depositary Receipts is dependent upon the market value of the underlying securities and fluctuations in the relative value of the currencies in which the Depositary Receipts and the underlying securities are quoted. In addition, the issuers of Depositary Receipts may discontinue issuing new Depositary Receipts and withdraw existing Depositary Receipts at any time, which may result in costs and delays in the distribution of the underlying assets to the Fund and may negatively impact the Fund’s performance. However, by investing in Depositary Receipts, such as ADRs, which are quoted in U.S. dollars, the Fund may avoid currency risks during the settlement period for purchases and sales.
The Fund may invest in countries with emerging economies or securities markets. Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of, or ignored internationally accepted standards of due process against, private companies. In addition, a country may take these and other retaliatory actions against a specific private company, including the Fund or the Investment Adviser. There may not be legal recourse against these actions, which could arise in connection with the commercial activities of Goldman Sachs or its affiliates or otherwise, and the Fund could be subject to substantial losses. In addition, the Fund or the Investment Adviser may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other

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things, heightened risks regarding sanctions, repatriation restrictions, confiscation of assets and property, expropriation or nationalization. See “Principal Risks of the Fund—Emerging Markets” below.
Other Regulated Investment Companies
The Fund may invest in securities of other investment companies, including ETFs and money market funds, subject to statutory limitations prescribed by the 1940 Act or rules, regulations or exemptive relief thereunder. These statutory limitations include in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of total assets in securities of all investment companies.
Subject to applicable law and/or pursuant to an exemptive rule adopted by the SEC or an exemptive order obtained from the SEC, certain Underlying Funds may invest in other investment companies (including ETFs and money market funds) or business development companies beyond the statutory limits described above, provided that certain conditions are met. Rule 12d1-4 under the 1940 Act generally prohibits an Underlying Fund in a fund of funds arrangement relying on that rule from purchasing or otherwise acquiring the securities of an investment company or a private fund if, after such purchase or acquisition, the aggregate value of the Underlying Fund’s investments in such investment companies and private funds would exceed 10% of the value of its total assets, subject to limited exceptions (including for investments in money market funds). Some of those investment companies may be funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.
The use of ETFs is generally intended to help the Fund match the total return of the particular market segments or indices represented by those ETFs, although that may not be the result. Most ETFs are passively-managed investment companies whose shares are purchased and sold on a securities exchange. An ETF generally represents a portfolio of securities designed to track a particular market segment or index. An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies. In addition, an ETF may fail to accurately track the market segment or index that underlies its investment objective. The price of an ETF can fluctuate, and the Fund could lose money investing in an ETF. Moreover, ETFs are subject to the following risks that do not apply to conventional open- end funds: (i) the market price of the ETF’s shares may trade at a premium or a discount to their NAV; (ii) an active trading market for an ETF’s shares may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of an ETF will continue to be met or remain unchanged.
The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies, in addition to the fees and expenses regularly borne by the Fund.
Debt Securities
The Fund may invest in debt securities of other issuers, including debt securities rated below investment grade (that is, rated Ba or lower by Moody’s, BB+ or lower by S&P or comparably rated by another nationally recognized statistical rating organization (“NRSRO”), or, if unrated, determined by the Investment Adviser to be of comparable credit quality). These securities are commonly called “high yield” or “junk” bonds. The Fund may invest in debt securities without regard for their maturity.

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Co-Investments Alongside Goldman Sachs and Other Accounts, and the Relief
Subject to applicable law, the Fund may invest alongside Goldman Sachs and other Accounts. “Accounts” refers to the Fund and other client accounts managed by the Investment Adviser, which may include proprietary accounts of Goldman Sachs. The staff of the SEC has issued no-action relief permitting registered investment companies, including the Fund, and business development companies (“BDCs”) to purchase a single class of privately placed securities alongside Goldman Sachs and other Accounts, provided that the Investment Adviser negotiates no term other than price and certain other conditions are met. In certain circumstances, the Fund and such other Accounts (which may include proprietary accounts of Goldman Sachs) can make negotiated co-investments pursuant to the Relief. On May 21, 2025, the SEC granted the Relief to the Investment Adviser, the BDCs advised by the Investment Adviser, and certain other affiliated applicants. If the Investment Adviser forms other funds in the future, the Fund may co-invest alongside such other affiliates, subject to compliance with the Relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures. Any such co-investments are subject to the applicable conditions of the Relief. Under the terms of the Relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Fund’s Independent Trustees must make certain conclusions in connection with certain co-investment transactions, including co-investment transactions in which an affiliate of the Fund is an existing investor in the portfolio company, non-pro rata follow on investments and non-pro rata dispositions of investments, and the Board is required to maintain oversight of the Fund’s participation in the co‑investment program.
As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.
The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
For a further explanation of the allocation of opportunities and other conflicts and the risks related thereto, please see “Potential Conflicts of Interest with Other Businesses of Goldman Sachs.”
Expenses are generally allocated to Accounts (including to the Fund) based on whose behalf the expenses are incurred. Where the Fund and one or more other Accounts participate in a particular investment or collectively incur other expenses, the Investment Adviser generally allocates investment-related and other expenses in a manner the Investment Adviser determines to be fair and equitable, which may be pro rata or on a different basis.

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The Fund and other Accounts may contract for and incur expenses in connection with certain services provided by third parties, including valuation agents, rating agencies, attorneys, accountants and other professional service providers, while other Accounts that did not contract for such services may not incur such expenses even though they directly or indirectly receive benefit from such services. For example, the work of valuation firms retained by the Fund at the request of the Board benefit certain Accounts that invest in the same assets as the Fund, but because such other Accounts did not request such services, they are not allocated any costs associated therewith. While it is generally expected that the Accounts requesting third-party services will bear the full expense associated therewith, GSAM may in its sole discretion determine to bear the portion of such expenses that would be allocable to the non-requesting Accounts had such Accounts requested the services.
Co-Investments
The Fund may make co-investments alongside managers with whom the XIG has a relationship. The secondary market for co-investments is highly competitive, and successfully sourcing such investments can be difficult given the high level of investor demand some investment opportunities receive. Even if these investment opportunities and managers are identified, there is no assurance that the Fund’s bids to acquire interests in such investments, which interests are often difficult to value, will be successful; and, upon a successful bid, legal or contractual transfer restrictions, including rights-of-first-refusal, change-of-control, and other similar provisions applicable to such investments (and which may have been granted in favor of other affiliates of Goldman Sachs or investment vehicles in which they may have invested), may prevent the Fund from acquiring all or a portion of such investments. In addition, the Investment Adviser may not be able to obtain as favorable terms as it would otherwise in a less competitive investment environment. The Fund may incur significant expenses investigating potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party advisors.
The Fund’s co-investments may include an unfunded commitment to invest equity capital in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Underlying Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in liquid investments, pending the calling of these unfunded commitments.
Convertible Securities
The Fund may invest in convertible securities. Convertible securities are preferred stock or debt obligations that are convertible into common stock or other securities. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which the Fund invests are subject to the same rating criteria as its other investments in fixed income securities. Convertible securities have both equity and fixed income risk characteristics. Like all fixed income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock or other security underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock or other security. As the market price of the underlying common stock or other security declines, the convertible security, like a fixed income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock or other security.

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Structured Securities
The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, securities, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References. Investments in structured securities may provide exposure to certain securities or markets in situations where regulatory or other restrictions prevent direct investments in such issuers or markets.
The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference, effectively leveraging the Fund’s investments so that small changes in the value of the Reference may result in disproportionate gains or losses to the Fund. Consequently, structured securities may present a greater degree of market risk than many types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities. Structured securities are also subject to the risk that the issuer of the structured securities may fail to perform its contractual obligations. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in structured securities may be subject to the limits applicable to investments in other investment companies.
Structured securities include, but are not limited to, equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked notes combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Upon the maturity of the note, the holder generally receives a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. For example, a note may guarantee the repayment of the original principal amount invested (even if the underlying linked securities have negative performance during the note’s term), but may cap the maximum payment at maturity at a certain percentage of the issuance price or the return of the underlying linked securities. Alternatively, the note may not guarantee a full return on the original principal, but may offer a greater participation in any capital appreciation of the underlying linked securities. The terms of an equity linked note may also provide for periodic interest payments to holders at either a fixed or floating rate. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and policies.
Private Company Investments
The Fund may invest a portion of its assets in investments in a limited number of private company investments that the Fund may need to hold for several years. The Fund may invest in equity securities or debt securities, including debt securities issued with warrants to purchase equity securities or that are convertible into equity securities, of private companies. The Fund’s private company investments may include investments in entities formed to own and operate particular energy infrastructure assets.
Pre-IPO Investments
The Fund may invest a portion of its assets in shares of companies that it believes are likely to issue securities in IPOs. Although there is a potential the pre-IPO securities that the Fund buys may

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increase in value if the company does issue securities in an IPO, IPOs are risky and volatile and may cause the value of the Fund’s investments to decrease significantly. Also, because securities of pre-IPO companies are generally not freely or publicly tradeable, the Fund may not have access to purchase securities in these companies in the amounts or at the prices the Fund desires. Securities issued by these privately-held companies have no trading history, and information about such companies may be available for very limited periods. The companies that the Fund anticipates holding successful IPOs may not ever issues shares in an IPO and a liquid market for their securities may never develop, which may negatively affect the price at which the Fund can sell any such securities and make it more difficult to sell such securities, which could also adversely affect the Fund’s liquidity.
Initial Public Offerings
The Fund may invest a portion of its assets in shares of IPOs, if consistent with the Fund’s investment objective and policies. IPOs may have a magnified impact on the performance of a fund with a small asset base. The impact of IPOs on a fund’s performance likely will decrease as such fund’s asset size increases, which could reduce such fund’s returns. IPOs may not be consistently available to the Fund for investing. IPO shares frequently are volatile in price due to the absence of a prior public market, the small number of shares available for trading and limited information about the issuer. Therefore, the Fund may hold IPO shares for a very short period of time. This may increase turnover and may lead to increased expenses, such as commissions and transaction costs all of which will be borne indirectly by the common shareholder. In addition, IPO shares can experience an immediate drop in value if the demand for the securities does not continue to support the offering price.
When-Issued Securities and Forward Commitments
The Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.
The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date.
Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.
Repurchase Agreements
Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government Securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency.

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If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.
The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.
Reverse Repurchase Agreements
Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at a mutually agreed upon date and price (including interest). Reverse repurchase agreements may be entered into when the Investment Adviser expects that the return to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding Shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.
Under SEC requirements, the Fund needs to aggregate the amount of indebtedness associated with its reverse repurchase agreements and similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions for purposes of Rule 18f-4 under the 1940 Act.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.
With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.
Derivatives
Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may invest in derivative instruments including without limitation, options, futures, options on futures, forwards, swaps, options on swaps, structured securities and other derivatives for hedging purposes and non-hedging purposes (that is, to seek to increase total return), although suitable derivative instruments may not always be available to the Investment Adviser for these purposes. See “Principal Risks of the Fund—Investments in Derivatives.”

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Call Option Writing
The Fund may seek to generate additional cash flow and reduce volatility by the sale of call options on certain securities in which it may invest. The Fund may write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund expects that, under normal circumstances, the Fund will sell call options in an amount that is between 0% and 30% of the value of the Fund’s portfolio. As the seller of the call options, the Fund will receive cash (the “premium”) from the purchaser. Depending upon the type of call option, the purchaser of a call option either (i) has the right to any appreciation in the value of the security over a fixed price (the “exercise price”) on a certain date in the future (the “expiration date”) or (ii) has the right to any appreciation in the value of the security over the exercise price at any time prior to the expiration of the option. If the purchaser does not exercise the option, the Fund retains the premium and makes no payments to the purchaser. If the purchaser exercises the option, the Fund pays the purchaser the difference between the price of the security and the exercise price of the option. The premium, the exercise price and the market price of the security determine the gain or loss realized by the Fund as the seller of the call option. The Fund can also repurchase the call option prior to the expiration date, ending its obligation. In this case, the cost of entering into closing purchase transactions will determine the gain or loss realized by the Fund. During periods in which the markets are generally unchanged or falling, a diversified portfolio with a call option writing strategy may outperform the same portfolio without the options because of the premiums received from writing call options. Similarly, in a modestly rising market (where the income from premiums exceeds the aggregate appreciation of the underlying security over its exercise price) such a portfolio may outperform the same portfolio without the options. However, in other rising markets (where the aggregate appreciation of the underlying security over its exercise price exceeds the income from premiums), a portfolio with a call writing strategy could significantly underperform the same portfolio without the options. The returns from the options strategy will generally be characterized as short-term capital gains or losses. These will be aggregated with realized capital gains and losses from the remainder of the Fund’s portfolio to determine the Fund’s net capital gain or loss. The Fund generally will not make a distribution of capital gain unless it ends the year with an overall net capital gain. This means that it is possible the Fund will make no distribution of capital gains in some years even if the options strategy, by itself, generated a gain. If these gains were more than offset by losses from other transactions, then the gain from the options strategy will remain in the Fund, and add to the Fund’s NAV, but will not be distributed in that year. See “Taxation” below. The goal of the call writing strategy is to generate an amount of premium that, when annualized and added to the Fund’s expected dividend yield, provides an attractive level of cash flow. Call writing, however, entails certain risks. For more information, see “Principal Risks of the Fund—Option Writing Risk.” The Investment Adviser anticipates generally using call options with expirations of six months or less. Outstanding call options will be rolled forward upon expiration, so that there will generally be some options outstanding.
Short Sales
The Fund may engage in short sales. Short sales are transactions in which the Fund sells a security it does not own in anticipation of a decline in the market value of that security. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay to the lender amounts equal to any dividend which accrues during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. There will also be other costs associated with short sales.

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The Fund will incur a loss, which may be unlimited, as a result of the short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. This result is the opposite of what one would expect from a cash purchase of a long position in a security. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or amounts in lieu of interest the Fund may be required to pay in connection with a short sale, and will be also decreased by any transaction or other costs.
There is no guarantee that the Fund will be able to close out a short position at any particular time or at an acceptable price. During the time that the Fund is short a security, it is subject to the risk that the lender of the security will terminate the loan at a time when the Fund is unable to borrow the same security from another lender. If that occurs, the Fund may be “bought in” at the price required to purchase the security needed to close out the short position, which may be a disadvantageous price.
Short Sales Against the Box
The Fund may engage in short sales against the box. As noted above, a short sale is made by selling a security the seller does not own. A short sale is “against the box” to the extent that the seller contemporaneously owns or has the right to obtain, at no added cost, securities identical to those sold short. The Fund may enter into a short sale against the box, for example, to lock in a sales price for a security the Fund does not wish to sell immediately. If the Fund sells securities short against the box, it may protect itself from loss if the price of the securities declines in the future, but will lose the opportunity to profit on such securities if the price rises. If the Fund effects a short sale of securities at a time when it has an unrealized gain on the securities, it may be required to recognize that gain as if it had actually sold the securities (as a “constructive sale”) on the date it effects the short sale. However, such constructive sale treatment may not apply if the Fund closes out the short sale with securities other than the appreciated securities held at the time of the short sale and if certain other conditions are satisfied. Uncertainty regarding the tax consequences of effecting short sales may limit the extent to which the Fund may effect short sales.
Mortgage-Backed Securities
The Fund may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-backed securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. The value of some mortgage-backed securities may be particularly sensitive to changes in prevailing interest rates and may become more volatile in certain interest rate environments. The value of these securities may also fluctuate in response to the market’s perception of the creditworthiness of the issuers. Early repayment of principal on mortgage- or asset-backed securities may expose the Fund to the risk of earning a lower rate of return upon reinvestment of principal.
The Fund may invest in privately-issued mortgage pass-through securities that represent interests in pools of mortgage loans that are issued by trusts formed by originators of and institutional investors in mortgage loans (or represent interests in custodial arrangements administered by such institutions). These originators and institutions include commercial banks, savings and loans associations, credit unions, savings banks, mortgage bankers, insurance companies, investment banks or special purpose subsidiaries of the foregoing. The pools underlying privately-issued mortgage pass-through securities consist of mortgage loans secured by mortgages or deeds of trust creating a first lien on commercial, residential, residential multi-family and mixed residential/commercial properties. These mortgage-backed securities typically do not have the same credit standing as U.S. government guaranteed mortgage-backed securities.

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Privately-issued mortgage pass-through securities generally offer a higher yield than similar securities issued by a government entity because of the absence of any direct or indirect government or agency payment guarantees. However, timely payment of interest and principal on mortgage loans in these pools may be supported by various other forms of insurance or guarantees, including individual loan, pool and hazard insurance, subordination and letters of credit. Such insurance and guarantees may be issued by private insurers, banks and mortgage poolers. There is no guarantee that private guarantors or insurers, if any, will meet their obligations. Mortgage-backed securities without insurance or guarantees may also be purchased by the Fund if they have the required rating from an NRSRO. Some mortgage-backed securities issued by private organizations may not be readily marketable, may be more difficult to value accurately and may be more volatile than similar securities issued by a government entity. Mortgage-backed securities may include multiple class securities, including collateralized mortgage obligations (“CMOs”) and Real Estate Mortgage Investment Conduit (“REMIC”) pass-through or participation certificates. A REMIC is a CMO that qualifies for special tax treatment and invests in certain mortgages principally secured by interests in real property and other permitted investments. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes each with a specified fixed or floating interest rate and a final scheduled distribution rate. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full.
Sometimes, however, CMO classes are “parallel pay,” i.e., payments of principal are made to two or more classes concurrently. In some cases, CMOs may have the characteristics of a stripped mortgage-backed security whose price can be highly volatile. CMOs may exhibit more or less price volatility and interest rate risk than other types of mortgage-related obligations, and under certain interest rate and payment scenarios, the Fund may fail to recoup fully its investment in certain of these securities regardless of their credit quality.
Mortgaged-backed securities also include stripped mortgage-backed securities (“SMBS”), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped. Throughout 2008, the market for mortgage-backed securities began experiencing substantially, often dramatically, lower valuations and greatly reduced liquidity. Markets for other asset-backed securities have also been affected. These instruments are increasingly subject to liquidity constraints, price volatility, rising interest rates, credit downgrades and unexpected increases in default rates and, therefore, may be more difficult to value and more difficult to dispose of than previously. These events may have an adverse effect on the Fund to the extent they invest in mortgage-backed or other fixed income securities or instruments affected by the volatility in the fixed income markets.
Commercial Mortgage-Backed Securities
CMBS are a type of mortgage pass-through securities that are primarily backed by a pool of commercial mortgage loans. The commercial mortgage loans are, in turn, generally secured by commercial mortgaged properties (such as office properties, retail properties, hospitality properties, industrial properties, healthcare related properties or other types of income producing real property). CMBS generally entitle the holders thereof to receive payments that depend primarily on the cash flow

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from a specified pool of commercial or multifamily mortgage loans. CMBS will be affected by payments, defaults, delinquencies and losses on the underlying mortgage loans. The underlying mortgage loans generally are secured by income producing properties such as office properties, retail properties, multifamily properties, manufactured housing, hospitality properties, industrial properties and self-storage properties. Because issuers of CMBS have no significant assets other than the underlying commercial real estate loans and because of the significant credit risks inherent in the underlying collateral, credit risk is a correspondingly important consideration with respect to the related CMBS. Certain of the mortgage loans underlying CMBS constituting part of the collateral interests may be delinquent, in default or in foreclosure.
Commercial real estate lending may expose a lender (and the related Mortgage-Backed Security) to a greater risk of loss than certain other forms of lending because it typically involves making larger loans to single borrowers or groups of related borrowers. In addition, in the case of certain commercial mortgage loans, repayment of loans secured by commercial and multifamily properties depends upon the ability of the related real estate project to generate income sufficient to pay debt service, operating expenses and leasing commissions and to make necessary repairs, tenant improvements and capital improvements, and in the case of loans that do not fully amortize over their terms, to retain sufficient value to permit the borrower to pay off the loan at maturity through a sale or refinancing of the mortgaged property. The net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks; and social unrest and civil disturbances. In addition, certain of the mortgaged properties securing the pools of commercial mortgage loans underlying CMBS may have a higher degree of geographic concentration in a few states or regions. The values of, and income generated by, CMBS may be adversely affected by changing interest rates and other developments impacting the commercial real estate market, such as population shifts and other demographic changes, increasing vacancies (potentially for extended periods) and reduced demand for commercial and office space as well as maintenance or tenant improvement costs and costs to convert properties for other uses. These developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. Furthermore, any deterioration in the real estate market or economy, or adverse events in such states or regions, may increase the rate of delinquency and default experience (and as a consequence, losses) with respect to mortgage loans related to properties in such state or region. Pools of mortgaged properties securing the commercial mortgage loans underlying CMBS may also have a higher degree of concentration in certain types of commercial properties. Accordingly, such pools of mortgage loans represent higher exposure to risks particular to those types of commercial properties. Certain pools of commercial mortgage loans underlying CMBS consist of a fewer number of mortgage loans with outstanding balances that are larger than average. If a mortgage pool includes mortgage loans with larger than average balances, any realized losses on such mortgage loans could be more severe, relative to the size of the pool, than would be the case if the aggregate balance of the pool were distributed among a larger number of mortgage loans. Certain borrowers or affiliates thereof relating to certain of the commercial mortgage loans underlying CMBS may have had a history of bankruptcy. Certain mortgaged properties securing the commercial mortgage loans underlying CMBS may have been exposed to environmental conditions or circumstances. The ratings in respect of certain of the CMBS comprising the Mortgage-Backed Securities may have been withdrawn, reduced or placed on credit watch since issuance. In addition, losses and/or appraisal reductions may be allocated to certain

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of such CMBS and certain of the collateral or the assets underlying such collateral may be delinquent and/or may default from time to time. These developments could also result in reduced liquidity for CMBS and other real estate-related investments.
CMBS held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. Realized losses in respect of the mortgage loans included in the CMBS pool and trust expenses generally will be allocated to the most subordinated class of securities of the related series. Accordingly, to the extent any CMBS is or becomes the most subordinated class of securities of the related series, any delinquency or default on any underlying mortgage loan may result in shortfalls, realized loss allocations or extensions of its weighted average life and will have a more immediate and disproportionate effect on the related CMBS than on a related more senior class of CMBS of the same series. Further, even if a class is not the most subordinate class of securities, there can be no assurance that the subordination offered to such class will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. CMBS are typically not guaranteed or insured, and distributions on such CMBS generally will depend solely upon the amount and timing of payments and other collections on the related underlying commercial mortgage loans.
ETNs
ETNs are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs. An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer is obligated to pay a return linked to the performance of the market index to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected. ETNs are subject to credit risk and the value of an ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset. When the Fund invests in ETNs it will bear its proportionate share of any fees and expenses borne by the ETN. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN.
Unseasoned Companies
The Fund may invest in companies which (together with their predecessors) have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than investments in companies with an established operating record.
U.S. Government Securities
The Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies,

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instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (i) the full faith and credit of the U.S. Treasury; (ii) the right of the issuer to borrow from the U.S. Treasury; (iii) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (iv) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components are traded independently. U.S. Government Securities may also include Treasury inflation-protected securities whose principal value is periodically adjusted according to the rate of inflation.
U.S. Government Securities are deemed to include (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, its agencies, authorities or instrumentalities; and (ii) participations in loans made to foreign governments or their agencies that are so guaranteed. Certain of these participations may be regarded as illiquid.
U.S. Treasury obligations have historically involved little risk of loss of principal if held to maturity. However, no assurance can be given that the U.S. government will be able or willing to repay the principal or interest when due, or provide financial support to U.S. government agencies, authorities, instrumentalities or sponsored enterprises that issue U.S. Government Securities if it is not obligated to do so by law.
The high and rising national debt may adversely impact the U.S. economy and securities in which the Fund may invest. Moreover, the total amount of debt the Treasury is authorized to incur is subject to a statutory limit. Once the Treasury reaches the debt limit, Congress must raise, extend or otherwise modify the limit to enable the Treasury to incur additional debt to pay the obligations of the U.S. government, including principal and interest payments on certain U.S. Government Securities (such as Treasury bills, notes and bonds). Failure to, or potential failure to, increase the statutory debt limit could: increase the risk that the U.S. government defaults on payments on certain U.S. Government Securities; cause the credit rating of the U.S. government to be downgraded or increase volatility in both stock and bond markets; result in higher debt servicing payments by the U.S. government; reduce prices of Treasury securities; and/or increase the costs of certain kinds of debt.
Custodial Receipts and Trust Certificates
The Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities or other types of securities in which the Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes the Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, the Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. The Fund may also invest in separately issued interests in custodial receipts and trust certificates.
Non-Investment Grade Securities
Non-investment grade securities and unrated securities of comparable credit quality (commonly referred to as “junk bonds”) are considered speculative. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade securities are subject to the increased risk of an issuer’s inability to meet principal and interest

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obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.
Non-investment grade securities are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions. Non-investment grade securities are also issued by governmental bodies that may have difficulty in making all scheduled interest and principal payments.
The market value of non-investment grade securities tends to reflect individual corporate or municipal developments to a greater extent than that of higher rated securities which react primarily to fluctuations in the general level of interest rates. As a result, the Fund’s ability to achieve its investment objective may depend to a greater extent on the Investment Adviser’s judgment concerning the creditworthiness of issuers than funds which invest in higher-rated securities. Issuers of non-investment grade securities may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be affected more adversely than issuers of higher-rated securities by economic downturns, specific corporate or financial developments or the issuer’s inability to meet specific projected business forecasts. Negative publicity about the junk bond market and investor perceptions regarding lower rated securities, whether or not based on fundamental analysis, may depress the prices for such securities.
A holder’s risk of loss from default is significantly greater for non-investment grade securities than is the case for holders of other debt securities because such non-investment grade securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by the Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by the Fund of its initial investment and any anticipated income or appreciation is uncertain.
The secondary market for non-investment grade securities is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher-rated securities. In addition, market trading volume for high yield securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. The lack of sufficient market liquidity may cause the Fund to incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the high yield securities in its portfolio.
Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of non-investment grade securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only as a preliminary indicator of investment quality.

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Restricted Securities
The Fund may purchase securities and other financial instruments that are not registered or that are offered in an exempt non-public offering (“Restricted Securities”) under the Securities Act, including securities eligible for resale to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act.
The purchase price and subsequent valuation of Restricted Securities may reflect a discount from the price at which such securities trade when they are not restricted, because the restriction makes them less liquid. The amount of the discount from the prevailing market price is expected to vary depending upon the type of security, the character of the issuer, the party who will bear the expenses of registering the Restricted Securities and prevailing supply and demand conditions.
Lending of Portfolio Securities
The Fund may engage in securities lending. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, GS&Co. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by the Fund in short-term investments, including registered and unregistered investment pools managed by the Investment Adviser, its affiliates or the Fund’s custodian and from which the Investment Adviser or its affiliates may receive fees. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and the Fund will be responsible for any loss that might result from its investment of the borrowers’ collateral. Loan collateral (including any investment of the collateral) is not subject to the percentage limitations described elsewhere in the Prospectus regarding investments in fixed income securities and cash equivalents.
The Fund may lend its securities to increase its income. The Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or its agent or becomes insolvent.

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PRINCIPAL RISKS OF THE FUND
The following summarizes the principal risks that apply to the Fund and, as applicable, the Underlying Funds, and may result in a loss of a shareholder’s entire investment. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risks or uncertainties.
The Fund’s investment program is speculative and entails substantial risks. The following list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund and additional risks or uncertainties may adversely affect the Fund or the value of an investment in the Fund. Prospective investors should read this prospectus and the subscription agreement carefully and consult with their own advisors before deciding whether to invest in the Fund.
General
The risks of an investment in the Fund arise from, among other things, the risks associated with the Fund’s investments and the risks attendant to the Fund’s ability to achieve its investment objective. An investment in the Fund involves material risks, and each prospective investor should carefully consider these risks in determining whether an investment in the Fund is suitable for such prospective investor. References to the “Fund” in this section include the Fund and/or an Underlying Fund, as applicable.
Partial or Total Loss of the Fund’s Capital. The Fund is intended for long-term investors who can accept the risks associated with investing in illiquid investments. There is no assurance that the Fund will achieve its investment or performance objectives, including the selection of suitable investment opportunities and the achievement of targeted rates of return. The possibility of partial or total loss of capital of the Fund exists, and prospective investors should not subscribe unless they can readily bear the consequences of a complete loss of their investment.
Investment Risk. The value of the instruments in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors or governments and/or general economic conditions throughout the world due to increasingly interconnected global economies and financial markets. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries or countries, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries or countries. The Fund intends to use leverage, which will magnify the Fund’s investment, market and certain other risks.
Illiquidity of the Fund’s Investments. Many of the Fund’s investments generally will be long-term and highly illiquid. The Fund’s ability to transfer and/or dispose of many of its investments is expected to be restricted (a) under applicable securities, antitrust and competition laws, (b) by the terms of consent and filing requirements of various governmental or regulatory bodies, (c) by other applicable constraints imposed by financial services, investment adviser and antitrust regulators, agencies charged with oversight of financial institutions, investment advisers or similar enterprises and (d) by the terms of the investments and determinations made by the managers of the Underlying Funds. As a result, the Fund generally will not have control over when it will be able to dispose of such investments or when it will have assets to distribute and the Fund may not be able to dispose of interests in the investments, or dispose of such interests on favorable terms, in either case, even at times when it deems it advisable to do so. Even if the investments of the Fund prove successful, they may not provide a realized return to the Shareholders for a period of years. Illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by the Fund.

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Limitations on the Repurchases. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. Even though the Fund will make quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment. In addition, there is no active secondary market for Shares. There is no guarantee that investors will be able to sell their Shares at any given time or in the quantity that they desire.
Repurchase Offers Risk. As described under “Periodic Repurchase Offers,” the Fund operates as an “interval fund,” and, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. There is no guarantee that investors will be able to sell their Shares in the quantity that they desire. The repurchase of Shares by the Fund would decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in increased transaction costs or losses due to discounts to the fair value of illiquid positions that must be borne by the Fund and its shareholders. This may result in higher short-term capital gains for taxable shareholders and/or reductions in NAV. Furthermore, diminution in the size of the Fund may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. As discussed under “Leverage,” the Fund must maintain asset coverage of at least 300% of its indebtedness, including amounts borrowed and guaranteed, at the time it borrows money to finance repurchases.
If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a shareholder submits a repurchase request and the deadline for such repurchase request (“Repurchase Request Deadline”), and to the extent there is any delay between the Repurchase Request Deadline and the date in which Shares are priced for the repurchase request (“Repurchase Pricing Deadline”). Such fluctuations may be exacerbated by currency fluctuations (to the extent the Fund invests in foreign markets) and other market developments. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a shareholder submits a repurchase request. Under certain circumstances, the Fund’s repurchase offers may be suspended or postponed in accordance with regulatory requirements. See “Shareholder Guide—Suspension or Postponement of Repurchase Offers” for more information. In addition, the repurchase of Shares by the Fund will generally be a taxable event to Shareholders and may be a taxable event to those Shareholders that do not participate in the repurchase. See “Taxation” for a general summary of U.S. federal income tax considerations for U.S. Shareholders.
Industry Concentration Risk. The Fund concentrates its investments in the real estate industry, which has historically experienced substantial price volatility. Concentrating Fund investments

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in a limited number of issuers conducting business in the same industry will subject the Fund to a greater risk of loss as a result of adverse economic, business, political, environmental or other developments than if their investments were diversified across different industries. The value of companies engaged in the real estate industry is affected by (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sub-industries, or real estate operations generally, as described below:

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Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

•	Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

•	Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

•	Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

•	Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

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Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

•	Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

•	Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

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Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

•	Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

•	Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

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Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

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Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

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•	Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

•	Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

•	Property Taxes. Increases in property taxes may have an adverse impact on the real estate industry and, therefore, the value of the Fund’s investments.

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Real Estate Credit Risk. As discussed above, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Investment Adviser’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Investment Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.
Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.
Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Investment Adviser, particularly during times of general market turmoil. Private Real Estate Investment Funds may invest in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Private Real Estate Investment Funds focus primarily on the real estate industry, which subjects the Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund may use derivatives for speculative or hedging purposes and non-hedging purposes (that is, to seek to increase total return). Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund may sell

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short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). Private Real Estate Investment Funds may invest without limitation in restricted and illiquid investments. Private Real Estate Investment Fund may invest in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.
Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Principal Risks of the Fund—Restricted and Illiquid Investments Risk” for a description of risks associated with illiquid investments. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Investment Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Investment Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.
In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. See “Principal Risks of the Fund—Borrowing” and “Leverage” for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Investment Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the risk of total loss, for shareholders.
The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Principal Risks of the Fund—Private REIT Risk” for a description of risks associated with private REITs.
In connection with the consummation of the Reorganization, all of the Predecessor Fund’s interests in Private Real Estate Investment Funds have been transferred to a wholly-owned subsidiary of the Predecessor Fund for administrative purposes. This transfer triggered certain provisions of the Private Real Estate Investment Fund limited partnership agreements, limited liability company operating agreements or other governing documents, which could have an adverse effect on the Fund and the value of its investment. For example, the potential consequences of transferring Private Real Estate Investment Fund interests include the following:

•	Restart of Lock-Up Period. Interests in Private Real Estate Investment Funds may be subject to a lock-up period, during which time an investor is barred from withdrawing its investment. Upon

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the transfer of an interest, this lock-up period may be contractually required to restart with respect to the recipient of the transferred interest (the “transferee”), notwithstanding that the interest may have been subject to an already-tolled lock-up period prior to its transfer.

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Early Assessment of Incentive Fee or Allocation. Interests in Private Real Estate Investment Funds may be subject to the payment of an incentive allocation or fee that is calculated on a fund’s net profits over a set performance period (typically, one fiscal year). Upon the transfer of an interest, this incentive allocation or fee may be contractually required to be charged on a fund’s net profits as accrued at the time of transfer, regardless of whether the time of transfer aligns with the end of a performance period.

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No Benefit from Prior High Watermark or Loss Carryforward Amounts. The payment of an incentive allocation or fee is frequently subject to so-called “high watermark” or “loss carryforward” protections, which generally prohibit the assessment of an incentive fee or allocation to the extent that the fund’s net asset value has not, with respect to a particular investor, exceeded its highest prior level. Similarly, with respect to other Private Real Estate Investment Funds, the incentive fee may be subject to a cap, which decreases based on the Private Real Estate Investment Fund’s cumulative realized capital losses and/or unrealized capital depreciation. Upon the transfer, these protections may be contractually required to be reset, such that a transferee will not benefit from the prior high watermark, loss carryforward amounts, or cumulative losses attributable to the interests prior to their transfer.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.
REIT Risk. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs whose underlying properties are concentrated in a particular industry or geographic region are also subject to risks affecting such industries and regions. The securities of REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements because of interest rate changes, economic conditions and other factors. For example, the value of these securities may decline when interest rates rise and will also be affected by the real estate market and by the management or development of the underlying properties. The underlying properties may be subject to mortgage loans, which may also be subject to the risks of default. REITs may also fail to qualify for tax free pass-through of income or may fail to maintain their exemptions from investment company registration. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.
Management Risk. A strategy used by the Investment Adviser may fail to produce the intended results.
Underlying Funds Invest Independently. The Underlying Funds in which the Fund plans to invest generally invest wholly independently of one another and may at times hold economically offsetting positions. To the extent that these Underlying Funds do, in fact, hold such positions, the Underlying Funds in which the Fund invests, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, the portfolio managers of certain Underlying Funds may be compensated based on the performance of their investments. Accordingly, there may often be times when certain portfolio managers may receive incentive compensation in respect of their investments for a period even though the Underlying Funds overall depreciated during such period.

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Dividend-Paying Investments Risk. The Fund’s investments in dividend-paying securities could cause the Fund to underperform other funds that invest in similar asset classes but employ a different investment style. Securities that pay dividends, as a group, can fall out of favor with the market, causing such securities to underperform securities that do not pay dividends. Depending upon market conditions and political and legislative responses to such conditions, dividend-paying securities that meet the Fund’s investment criteria may not be widely available and/or may be highly concentrated in only a few market sectors. The adoption of new legislation could further limit or restrict the ability of issuers to pay dividends. To the extent that dividend-paying securities are concentrated in only a few market sectors, the Fund may be subject to the risks of volatile economic cycles and/or conditions or developments that may be particular to a sector to a greater extent than if its investments were diversified across different sectors. In addition, issuers that have paid regular dividends or distributions to shareholders may not continue to do so at the same level or at all in the future. A sharp rise in interest rates or an economic downturn could cause an issuer to abruptly reduce or eliminate its dividend. This may limit the ability of the Fund to produce current income.
Investments in Derivatives. The Fund’s use of forwards, swaps, structured securities, call and put options, and other derivative instruments may result in losses. These instruments, which may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other investments, may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. Certain derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations, liquidity risk, risks arising from margin requirements, which include the risk that the Fund will be required to pay additional margin or set aside additional collateral to maintain open derivative positions, and operational and legal risks, which include risks related to documentation issues, system failures, inadequate controls, human error and the risk that a party’s obligations would be legally unenforceable. Derivatives may be used for hedging purposes and non-hedging purposes.
The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments, and there is no guarantee that the use of derivatives will achieve their intended result. If the Investment Adviser is incorrect in its expectation of the timing or level of fluctuation in securities prices, interest rates, currency prices or other variables, the use of derivatives could result in losses, which in some cases may be significant.
A lack of correlation between changes in the value of derivatives and the value of the portfolio investments (if any) being hedged could also result in losses. In addition, there is a risk that the performance of the derivatives or other instruments used by the Investment Adviser to replicate the performance of a particular asset class may not accurately track the performance of that asset class.
The Fund may use derivatives, including swaps, to implement short positions. Taking short positions involves leverage of the Fund’s assets and presents various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premiums and interest paid to a counterparty. Therefore, taking short positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.
Derivatives and Similar Instruments. The Fund may invest in derivatives and similar instruments discussed elsewhere in this Prospectus. The use of derivatives and similar instruments may pose risks in addition to and greater than those associated with investing directly in securities, currencies or other assets and instruments and may result in losses due to adverse market movements. Pursuant to Rule 18f-4 under the 1940 Act, the Fund’s use of derivatives and other

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transactions that create future payment or delivery obligations is subject to a value-at-risk (“VaR”) leverage limit and reporting and certain other requirements. The Fund has also adopted and implemented a derivatives risk management program (the “DRMP”) to, among other things, manage the risks associated with the use of derivatives and these other transactions for a “full compliance fund” if the Fund does not qualify as a “limited derivatives user” under Rule 18f-4. The Board of Trustees has approved the designation of personnel from GSAM to administer the DRMP. With respect to the Fund, which qualifies as a “limited derivatives user” under Rule 18f-4, the Fund’s Board of Trustees has adopted and implemented policies and procedures to manage a “limited derivatives user” fund’s derivatives risks. A “limited derivatives user” fund is also subject to the derivatives exposure threshold set forth in Rule 18f-4.
Similar to borrowings, derivatives and similar instruments may result in leverage. Borrowing and the use of derivatives and similar instruments may magnify the potential for gains and losses in excess of the initial amount invested. The amount of indebtedness from borrowings may not exceed certain limitations. If the Fund uses reverse repurchase agreements or similar financing transactions, including certain tender option bonds, the Fund must either aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of indebtedness associated with any borrowings, if applicable, when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions subject to the leverage limits under Rule 18f-4.
In addition, under Rule 18f-4, the Fund is permitted to invest in a security on a when-issued or forward-settling basis (e.g., firm and standby commitments, including to-be-announced commitments, and dollar rolls), or with a non-standard settlement cycle, and the transaction will be deemed not to involve a “senior security,” provided that (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date). The Fund may otherwise engage in such transactions that do not meet these conditions so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with Rule 18f-4. Furthermore, under Rule 18f-4, the Fund will be permitted to enter into an unfunded commitment agreement (e.g., capital commitments to invest equity in Underlying Funds that can be drawn at the discretion of the Underlying Fund’s sponsor), and such unfunded commitment agreement will not be subject to the limits on borrowings as described above, if the Fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due.
These requirements may limit the ability of the Fund to use derivatives, short sales, reverse repurchase agreements and similar financing transactions, delayed-settlement securities and unfunded commitment agreements as part of its investment strategies.
From time to time, the Fund may enter into derivatives or other similar transactions that require the Fund to pledge margin or collateral to a counterparty or clearing member through a margin/collateral account for and on behalf of the counterparty or clearing member. For operational, cost, regulatory or other reasons, when setting up these arrangements, the Fund may be required to use a margin/collateral account model or naming convention that may not be the most protective option available in the case of a default or bankruptcy by a counterparty or clearing member or that may delay or impair the Fund from fully exercising its rights under the arrangement. In the event of default or bankruptcy by a counterparty or clearing member, the margin or collateral may be subject to legal proceedings and the Fund may be delayed in taking possession of any margin or collateral to which the Fund is legally entitled.

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Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period.
A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period.
The Fund may purchase call and put options, on any securities and other instruments in which it may invest or any index consisting of securities or other instruments in which it may invest. The Fund may also purchase put and call options on foreign currencies.
The purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which presents additional risk). The successful use of options depends in part on the ability of the Investment Adviser to anticipate future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are purchased, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund’s transaction costs. Options purchased by the Fund may be traded on either U.S. or foreign exchanges or over the counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.
Option Writing Risk. Writing (selling) call options limits the opportunity to profit from an increase in the market value of securities in exchange for up-front cash at the time of selling the call option. When the Fund writes (sells) call options on securities, it receives cash but limits its opportunity to profit from an increase in the market value of the applicable security beyond the exercise price (plus the premium received) of the option. In a rising market, the Fund could significantly underperform the market. Such underperformance may be more pronounced to the extent that the call option’s underlying security sharply increases prior to the expiration of the option. The Fund’s option strategies may not fully protect it against declines in the value of the market. Cash received from premiums will enhance return in declining markets, but the Fund will continue to bear the risk of a decline in the value of the securities held in its portfolio. The benefit from writing a call option is limited to the amount of premium received. In a period of a sharply falling equity market, the Fund will likely also experience sharp declines in its NAV.
Short Position Risk. The Fund may use derivatives, including options, futures and swaps, to implement short positions, and may engage in short selling. Taking short positions and short selling involve leverage of the Fund’s assets and present various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premium and interest paid to a third party. Therefore, taking short derivative positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the counterparty to the short transaction may fail to honor its contract terms, causing a loss to the Fund.
In order to sell a financial instrument short, the Fund must first borrow the instrument from a lender, such as a broker or other institution. The Fund may not always be able to borrow the instrument at a particular time or at an acceptable price. Thus, there is risk that the Fund may be unable to implement its investment strategy due to the lack of available instruments or for other reasons.
After selling a borrowed financial instrument, the Fund is then obligated to “cover” the short sale by purchasing and returning the instrument to the lender on a later date. The Fund cannot guarantee

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that the financial instrument necessary to cover a short position will be available for purchase at the time the Fund wishes to close a short position or, if available, that the instrument will be available at an acceptable price. If the borrowed instrument has appreciated in value, the Fund will be required to pay more for the replacement instrument than the amount it received for selling the instrument short. Moreover, purchasing a financial instrument to cover a short position can itself cause the price of the instrument to rise further, thereby exacerbating the loss. The potential loss on a short sale may, with respect to certain instruments (e.g., equities, swap options), be unlimited because the loss increases as the price of the instrument sold short increases and the price may rise indefinitely. If the price of a borrowed financial instrument declines before the short position is covered, the Fund may realize a gain. The Fund’s gain on a short sale, before transaction and other costs, is generally limited to the difference between the price at which it sold the borrowed instrument and the price it paid to purchase the instrument to return to the lender.
While the Fund has an open short position, it is subject to the risk that the financial instrument’s lender will terminate the loan at a time when the Fund is unable to borrow the same instrument from another lender. If this happens, the Fund may be required to buy the replacement instrument immediately at the instrument’s then current market price or “buy in” by paying the lender an amount equal to the cost of purchasing the instrument to close out the short position.
Short sales also involve other costs. The Fund must normally repay to the lender an amount equal to any dividends or interest that accrues while a loan is outstanding. In addition, to borrow a financial instrument, the Fund may be required to pay a premium. The Fund also will incur transaction costs in effecting short sales. The amount of any ultimate gain for the Fund resulting from a short sale will be decreased, and the amount of any ultimate loss will be increased, by the amount of premiums, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.
Until the Fund replaces a borrowed instrument, the Fund may be required to maintain short sale proceeds with the lending broker as collateral. Moreover, the Fund may be required to make margin payments to the lender during the term of the borrowing if the value of the security it borrowed (and sold short) increases. Thus, short sales involve credit exposure to the broker that executes the short sales. In the event of the bankruptcy or other similar insolvency with respect to a broker with whom the Fund has an open short position, the Fund may be unable to recover, or delayed in recovering, any margin or other collateral held with or for the lending broker.
Potential Loss from Currency Fluctuations. The Fund may invest a portion of its capital outside the United States in non-U.S. dollar denominated securities. These investments involve special risks compared with investing exclusively in the United States. Because these investments may involve non-U.S. dollar currencies and because the Fund may hold funds in these currencies in bank deposits during the completion of the investment program, the Fund may be adversely affected by changes in currency rates (including as a result of the devaluation of a foreign currency) and in exchange control regulations and may incur costs in connection with conversions between various currencies. In addition, the equivalent U.S. dollar obligations of the Fund’s investments located outside of the United States may increase as a result of adverse changes in currency rates.
Borrowing. The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, to satisfy repurchase requests from Shareholders, and to facilitate the Fund’s hedging activities. The terms of the indebtedness incurred by the Fund may require the Fund to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, the Fund may not be able to negotiate commercially reasonable terms for its indebtedness and may not be able to extend or renew

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the existing terms when the indebtedness comes due. If the Fund is unable to access additional credit or otherwise has insufficient resources to pay its obligations, it may be forced to sell investments at inopportune times, which may further depress returns. The Fund will be limited in its ability to borrow (or guarantee other obligations) to amounts such that the Fund’s asset coverage ratio (as defined in the 1940 Act) would be less than 300%, calculated at the time of such incurrence (i.e., the value of each of the Fund’s total assets less liabilities other than the principal amount represented by indebtedness must be at least 300% of the principal amount represented by indebtedness at the time of incurrence). The Fund may also utilize indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.
The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the Fund’s NAV to a greater extent than if the Fund did not utilize leverage. The Fund’s leverage strategy may not be successful.
The Fund May Make Commitments Representing a Substantial Portion of its Total Assets.   To the extent permitted by applicable law, the Fund may make commitments to Private Real Estate Investment Funds in which it invests that represent a substantial portion of the total assets of the Fund, including through the use of leverage. As a result, in certain circumstances, the Fund may need to retain investment income, borrow funds or liquidate some or all of its investments prematurely at potentially significant discounts to market value if the Fund does not have sufficient liquid assets to meet these commitments; however, the Fund will not borrow in excess of applicable limitations under the 1940 Act.
Risks Relating to the Potential Use of Pass-Through Entities. To the extent permitted by applicable law (including the 1940 Act), the Fund may make investments through one or more partnerships or other pass-through entities in which the sole beneficial interest holders are the Fund. These investment vehicles may incur leverage. To the extent permitted by applicable law including the 1940 Act, the Fund may guarantee the obligations of these investment vehicles and/or assign and pledge certain assets of the Fund to these investment vehicles in order to secure borrowings or other leverage. Failure by such a vehicle to meet its obligations could have adverse effects on the Fund including the acceleration of payment obligations under any leverage facility used by the vehicle.
Dependence upon the Ability of the Investment Adviser. The Board has delegated to the Investment Adviser the authority to make investment, disposition, and related investment management decisions, including the authority to approve all investments and/or all dispositions made by the Fund and to make or provide reserves, provided that the Board may approve certain transactions made in accordance with co-investment exemptive relief. In addition, the Board has delegated to the Investment Adviser the authority to manage many of the affairs of the Fund, including, among others, the right to enforce default remedies, responsibility for maintaining the Fund’s books and records and producing the Fund’s reports, the right to calculate and cause the Fund to make distributions. Shareholders will have no right or power to participate in the management or control of the business of the Fund, and thus must depend solely upon the ability of the Investment Adviser with respect to the Fund’s investments. In addition, shareholders will have no opportunity to evaluate the specific investments made by the Fund or the terms of any investment. Accordingly, the success and failure of the Fund will depend to a significant extent on the viability and performance of the Investment Adviser. In managing and directing the investment programs of the Fund, the Investment Adviser will rely heavily on certain key personnel of Goldman Sachs. Certain key personnel, including members of the Investment Adviser’s investment team, may leave Goldman Sachs or rotate to another group within Goldman Sachs. The departure of any of such key personnel or their inability to fulfill certain duties may adversely affect the ability of the Investment Adviser to effectively implement the investment program of the Fund and may have an adverse impact on the Fund. Changes to the composition of the investment team may occur over time and without notice to the shareholders.

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Risk of Certain Events Related to Goldman Sachs. Although the Fund is a separate legal entity from Goldman Sachs, in the event that Goldman Sachs were to become insolvent and/or subject to liquidation, or if there were a change of control of Goldman Sachs, the Fund could nonetheless be adversely affected. In that regard, a bankruptcy or change of control of Goldman Sachs or the Investment Adviser could cause the Investment Adviser to have difficulty retaining personnel or otherwise adversely affect the Fund and its ability to achieve its investment objective.
Operational Risk. The Fund is dependent on the Investment Adviser’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of the Investment Management Agreement or an agreement with any third-party service providers, could cause delays or other problems in the Fund’s activities. The Fund’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond the Fund’s control and adversely affect the Fund’s business. There could be sudden electrical or telecommunications outages, natural disasters such as earthquakes, tornadoes and hurricanes, disease pandemics, events arising from local or larger scale political or social matters, including terrorist acts and acts of war, outages due to issues experienced by specific service providers; and/or cyber incidents. In addition to the Fund’s dependence on information systems, poor operating performance by the Fund’s service providers could adversely impact the Fund. These events, in turn, could have a material adverse effect on the Fund’s performance.
Investment Performance of the Fund and Other Investment Vehicles May Vary Significantly. Goldman Sachs (i) has established, and expects to continue to establish, additional companies, partnerships or other entities, pooled investment vehicles for multiple investors, funds, separate accounts, and other entities, and (ii) includes various business units or divisions, which, in either case, may have, in whole or in part, investment objectives and strategies that may be similar to or overlap with those of the Fund (such entities, business units or divisions are referred to collectively as, “Other Investment Vehicles”). The Fund may at times compete with the Other Investment Vehicles for certain investments and the returns of each of the Other Investment Vehicles will likely differ materially from the returns of the Fund.
The results of the investment activities of the Fund may differ significantly from the results achieved by Goldman Sachs for its own benefit and from the results achieved by Other Investment Vehicles based on the investment strategies employed by such investors.
Subject to applicable law, including the 1940 Act, Other Investment Vehicles and other areas within Goldman Sachs may invest alongside the Fund. In allocating any investment opportunities, the Investment Adviser will take into account numerous factors, in its discretion. Any such investments made alongside the Fund may or may not be in proportion to the relevant commitments of the investing parties. As a result, investment returns may vary materially among the Fund and Other Investment Vehicles and other areas of Goldman Sachs that invest alongside the Fund.
Market Volatility. The value of any public securities in which the Fund may directly or indirectly invest varies in response to many factors. Factors specific to a company could result in a decrease in the value of the company’s securities. Factors specific to the industry in which the company participates can have a similar effect. The value of a company’s securities can also be adversely affected by changes in financial markets generally that are unrelated to the company itself or its industry. Current economic conditions in some cases have produced downward pressure on security prices and credit availability for certain companies without regard to those companies’ underlying financial strength. In addition, certain options and other equity-related instruments may be subject to additional risks, including liquidity risk, counterparty credit risk, legal risk and operations risk, may involve significant economic leverage and, in some cases, may be subject to significant risks of loss.

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These factors and others can cause significant fluctuations in the prices of the securities in which the Fund may directly or indirectly invest and can result in adverse effects on the Fund’s returns.
Effects of Economic Conditions on the Fund and Its Investments. The Fund and its investments may be adversely affected by the deterioration of and uncertainty in the financial markets and economic conditions throughout the world, some of which may magnify the risks described in this prospectus and have other adverse effects. These market conditions have resulted in volatility and illiquidity in the global equity, credit and debt markets generally. While these conditions may create increased investment opportunities for the Fund, certain securities may become less liquid, more difficult to value and thus harder to liquidate.
The duration and ultimate effect of market conditions cannot be forecast, nor is it known whether or the degree to which such conditions may improve or worsen. Although the deterioration of market conditions and uncertainty regarding economic markets generally could result in the Fund acquiring investments on more favorable terms, such conditions may also result in declines in the market values of the Fund’s existing investments. Furthermore, the credit markets tend to be volatile and the availability of indebtedness may be difficult to ascertain. As a result, the Fund may be unable to borrow sufficiently. This may have an adverse effect on the Fund’s ability to acquire and dispose of investments as well as on the returns associated with its investments.
In addition, international trade tensions may give rise to concerns about economic and geopolitical stability and have had and likely will continue to have an adverse impact on global economic conditions. Trade disputes between the United States and other countries may be an ongoing source of instability, potentially resulting in significant currency fluctuations, or have other adverse effects on international markets, international trade agreements, or other existing cross-border cooperation arrangements. Tariffs, trade restrictions, economic sanctions, export controls, or retaliatory measures, or the threat or potential of one or more such events and developments, may result in material adverse effects on the global economy and the Fund.
Foreign Risk. When the Fund invests in foreign securities, it may be subject to risk of loss not typically associated with U.S. issuers. Loss may result because of more or less foreign government regulation; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from, among other things, deteriorating economic and business conditions in other countries, including the United States, regional and global conflicts, the imposition of exchange controls (including repatriation restrictions), sanctions, foreign taxes, confiscation of assets and property, trade restrictions (including tariffs), expropriations and other government restrictions by the United States or other governments, higher transaction costs, difficulty enforcing contractual obligations or from problems in share registration, settlement or custody. The type and severity of sanctions and other similar measures, including counter sanctions and other retaliatory actions, that may be imposed could vary broadly in scope, and their impact is impossible to predict. These types of measures may include, but are not limited to, banning a sanctioned country from global payment systems that facilitate cross-border payments, restricting the settlement of securities transactions by certain investors, and freezing the assets of particular countries, entities, or persons. The imposition of sanctions and other similar measures could, among other things, cause a decline in the value and/or liquidity of securities issued by the sanctioned country or companies located in or economically tied to the sanctioned country, downgrades in the credit ratings of the sanctioned country or companies located in or economically tied to the sanctioned country, devaluation of the sanctioned country’s currency, and increased market volatility and disruption in the sanctioned country and throughout the world. Sanctions and other similar measures could limit or prevent the Fund from buying and selling securities (in the sanctioned country and other markets), significantly delay or prevent the settlement of securities transactions, and significantly

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impact the Fund’s liquidity and performance. The Fund or the Investment Adviser may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding sanctions, repatriation restrictions, confiscation of assets and property, expropriation or nationalization. Geopolitical developments in certain countries in which the Fund may invest have caused, or may in the future cause, significant volatility in financial markets. The Fund will also be subject to the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. Foreign risks will normally be greatest when the Fund invests in securities of issuers located in, or otherwise economically tied to, emerging countries.
Emerging Markets. The Fund may invest in securities of issuers located in, or otherwise economically tied to, emerging countries. The securities markets of emerging countries are generally less liquid, developed and efficient, are subject to greater price volatility, and have smaller market capitalizations than the securities markets of the United States and developed non-U.S. markets. Emerging countries are generally located in Africa, Asia, the Middle East, Eastern Europe and Central and South America. Emerging markets may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. As a result, there could be less information available about issuers in emerging countries, which could negatively affect the Investment Adviser’s ability to evaluate local companies or their potential impact on the Fund’s performance. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations has been extremely limited. The legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited. Many emerging countries have experienced substantial rates of inflation for many years. Inflation and rapid fluctuations in inflation rates may continue to have very negative effects on the economies and securities markets of certain emerging countries. Economies in emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by protectionist measures imposed or negotiated by the countries with which they trade. The economies of countries with emerging markets may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In many cases, governments of emerging countries continue to exercise significant control over their economies, and government actions relative to the economy, as well as economic developments generally, may affect the capacity of issuers of emerging country debt instruments to make payments on their debt obligations, regardless of their financial condition. There can be no assurance that adverse political changes will not cause a loss of any or all of any such investment and, in the case of fixed-income securities, interest thereon.
Lack of Financial Reporting Related to Non-U.S. Investments; Adverse Non-U.S. Taxes or Other Conditions. The Fund may invest in non-U.S. entities. Because non-U.S. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. This limitation may be particularly true for private equity investments, where there may be little or no publicly available information about private companies. In addition, financial data related to non-U.S. investments may be affected by both inflation and local accounting standards,

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and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund may be subject to tax, reporting and other filing obligations in non-U.S. jurisdictions in which non-U.S. companies reside or operate. In addition, non-U.S. securities markets, particularly in developing countries, may be substantially less liquid and have greater volatility than U.S. securities markets.
Geographic Risk. If the Fund focuses its investments in securities of issuers located in a particular country or region the Fund may be subjected to a greater extent than if investments were less focused, to the risks of volatile economic cycles and/or conditions and developments that may be particular to that country or region, such as: adverse securities markets; adverse exchange rates; adverse social, political, regulatory, economic, business, environmental or other developments; or natural disasters.
Market Disruption Risk and Terrorism Risk. The military operations of the United States and its allies, the instability in various parts of the world and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. In addition, certain illnesses have the potential to significantly affect the global economy. Terrorist attacks may also exacerbate some of the foregoing risk factors. A terrorist attack involving, or in the vicinity of, a Fund investment, directly or indirectly, may result in a liability far in excess of available insurance coverage. The Investment Adviser cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the Fund.
Investment and Repatriation Restrictions. Foreign investment in securities of companies in certain of the countries in which the Fund may invest is restricted or controlled to varying degrees. Certain countries have laws and regulations that currently limit or preclude direct foreign investment in the securities of their companies. Even where permitted, direct investments in certain companies may require significant government approvals under corporate, securities, foreign investment and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in countries in other regions. These restrictions or controls may at times limit or preclude foreign investment above certain ownership levels or in certain sectors of the country’s economy and increase the costs and expenses of the Fund. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital interests and dividends paid on securities held by the Fund, and income on such securities or gains from the disposition of such securities may be subject to withholding taxes imposed by certain countries or other jurisdictions.
Hedging Instruments May Adversely Affect Overall Performance. The Fund’s use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities or more traditional investments of the Fund, depending upon the characteristics of the particular derivative and the Fund’s portfolio as a whole. Engaging in derivative transactions may entail investment exposures that are greater than their cost would suggest, and involves a risk of loss that could materially adversely affect the overall performance of the Fund. Please see “Borrowing” above.
Hedging strategies could involve a variety of derivative transactions, including futures, forward, swap, and option contracts or other financial instruments with similar characteristics, including forward foreign exchange contracts, interest rate swaps, credit default swaps and total return swaps, exchanges, caps and options (collectively “Hedging Instruments”). While hedging transactions may reduce the risks associated with an investment by the Fund, the transactions themselves entail risks that are different than those of the investments of the Fund. The risks posed by these transactions include interest rate risk, market risk, the risk that these complex instruments and techniques will not be successfully evaluated, monitored or priced, the risk that counterparties will default on their obligations, liquidity risk and leverage risk. Changes in liquidity may result in significant, rapid and

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unpredictable changes in the prices for derivatives. Thus, while the Fund may benefit from the use of Hedging Instruments, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if they had not used those Hedging Instruments.
The success of hedging transactions will be subject to the ability to correctly predict movements in and the direction of currency exchange rates, interest rates and public security prices. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary.
Currency Hedging Instruments may not be available for certain currencies or may not have a duration that matches the long-term nature of the underlying principal investment. The ability to trade in or exercise options may be restricted in the event that trading in the underlying securities becomes restricted.
The successful use of these hedging strategies depends upon the availability of a liquid market and appropriate Hedging Instruments, and there can be no assurance that the Fund will be able to close out a position when deemed advisable by the Investment Adviser. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Hedging transactions also involve additional costs and expenses, which may adversely affect the overall performance of the Fund. There can be no assurance that the Fund’s assets will engage in hedging transactions at any given time or from time to time, or that these transactions, if available, will be effective.
Nature of Distressed Investments. The Fund may invest in the securities and obligations of companies experiencing financial and/or operational distress, including debt obligations that are in covenant or payment default. Such investments are considered high-risk and speculative. Defaulted obligations might not be repaid at all or might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.
Bankruptcy. Given their financial situation, distressed companies also face increased risk that they may be involved in bankruptcy proceedings. There are a number of significant risks when investing in distressed companies that are or may be involved in bankruptcy proceedings, including adverse and permanent effects on a company, such as the loss of its market position and key personnel, otherwise becoming incapable of restoring itself as a viable entity and, if converted to a liquidation, a possible liquidation value of the company that is less than the value that was believed to exist at the time of the investment. Bankruptcy proceedings are often lengthy and difficult to predict and could adversely impact a creditor’s return on investment. The bankruptcy courts have extensive power and, under some circumstances, may alter contractual obligations of a bankrupt company. Shareholders, creditors and other interested parties are all entitled to participate in bankruptcy proceedings and will attempt to influence the outcome for their own benefit. Administrative costs relating to a bankruptcy proceeding will be paid out of the debtor’s estate prior to any returns to creditors. In addition, creditors (such as the Fund) can lose their ranking and priority if they exercise “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by these actions, especially in the case of investments made prior to the commencement of bankruptcy proceedings. Also, certain claims, such as for taxes, may have priority by law over the claims of certain creditors. The Fund also may seek representation on creditors’ committees and, as a member of a creditors’ committee, may owe certain obligations generally to all creditors similarly situated that the committee represents, and it may be subject to various trading or confidentiality restrictions. In addition, many events in a bankruptcy are the product of contested matters and adversary proceedings that are beyond the control of the creditors.

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Regulation and Treatment of the Fund as a Bank Holding Company Affiliate. Goldman Sachs is regulated as a “bank holding company” under the Bank Holding Company Act (the “BHCA”), which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Goldman Sachs has elected to become a financial holding company under the BHCA and, as such, may engage in a broader range of financial and related activities, as long as Goldman Sachs continues to meet certain eligibility requirements.
It is contemplated that the Fund is managed under the direction of the Board comprised of individuals, a majority of whom are independent of Goldman Sachs. As a result of this and other factors, the Fund will not be “controlled” by Goldman Sachs for BHCA purposes. If the Fund is not controlled by Goldman Sachs for BHCA purposes, the BHCA’s restrictions on Goldman Sachs’ activities and investments should not apply to the Fund.
However, if the Fund were deemed to be controlled by Goldman Sachs for bank regulatory purposes, the BHCA and other applicable banking laws, rules, regulations and guidelines, and their interpretation and administration by the appropriate regulatory agencies, may, among other things, restrict the transactions and relationships between the Investment Adviser, Goldman Sachs and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict investments and transactions by, and the operations of, the Fund. In addition, certain BHCA regulations may require aggregation of the positions owned, held or controlled by related entities.
Speculative Position Limits. The U.S. Commodity Futures Trading Commission (the “CFTC”) and various exchanges have rules limiting the maximum net long or short positions which any person or group may own, hold or control in any given futures contract or option on such futures contract and a limited number of swaps. GSAM will need to consider whether the exposure created under these contracts might exceed the applicable limits in managing the Fund, and the limits may constrain the ability of the Fund to use such contracts.
Error and Error Correction Policies. The Investment Adviser will report to the Board any material breaches of the Fund’s investment objective, policies or restrictions and any material errors in the calculation of the NAV of the Fund. Depending on the nature and size of an error, corrective action may or may not be required. Corrective action may involve a prospective correction of the NAV. The Investment Adviser’s error policy and the Fund’s NAV error correction policy limit or restrict when corrective action will be taken. As discussed in more detail under the section entitled “How Are Shares Priced?,” the Fund’s portfolio securities may be priced based on quotations for those securities provided by pricing services and Non-Traded Funds which may be priced on a delayed basis. There can be no guarantee that a quotation provided by a pricing service or Non-Traded Fund will be accurate. Each of the Investment Adviser and the Fund may at any time, in its discretion and without notice to shareholders, amend or supplement its error and NAV error correction policies.
Potential Conflicts of Interest with Other Businesses of Goldman Sachs. There are significant potential conflicts of interest that could negatively impact the Fund’s investment returns. A number of these potential conflicts of interest with affiliates of the Investment Adviser and Goldman Sachs are discussed in more detail elsewhere in this Prospectus.
Goldman Sachs is a leading global financial institution that provides investment banking, securities and investment management services to a diversified client base, including companies and high-net-worth individuals, among others. As such, it acts as an investor, investment banker, research provider, investment manager, financier, adviser, market maker, trader, prime broker, derivatives dealer, lender, counterparty, agent and principal. In those and other capacities, Goldman Sachs and its affiliates advise clients in all markets and transactions and purchase, sell, hold and recommend a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit

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default swaps, indices, baskets and other financial instruments and products for its own accounts or for the accounts of their customers, and have other direct and indirect interests in the global fixed income, currency, commodity, equity, bank loans and other markets in which the Fund invests or may invest. Such additional businesses and interests will likely give rise to potential conflicts of interest and may restrict the way the Fund operates. For example, (1) the Fund may not be able to conduct transactions relating to investments in portfolio companies because the Investment Adviser is not permitted to obtain or use material nonpublic information in effecting purchases and sales in public securities transactions for the Fund or (2) Goldman Sachs, the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with the Fund (subject to any limitations under the law), and/or may compete for commercial arrangements or transactions in the same types of companies, assets, securities or other assets or instruments as the Fund. Transactions by, advice to and activities of such accounts (including potentially Goldman Sachs acting on a proprietary basis), may involve the same or related affiliates, securities or other assets or instruments as those in which the Fund invests and may negatively affect the Fund (including the Fund’s ability to engage in a transaction or other activities) or the prices or terms at which the Fund’s transactions or other activities may be effected. For example, Goldman Sachs may be engaged to provide advice to an account that is considering entering into a transaction with the Fund, and Goldman Sachs may advise the account not to pursue the transaction with the Fund, or otherwise in connection with a potential transaction provide advice to the account that would be adverse to the Fund.
In addition, subject to applicable law, GS&Co. may, to the extent permitted by applicable law, including the limitations set forth in Section 17(e) of the 1940 Act, receive compensation from the Fund or from its borrowers if the Fund makes any investments based on opportunities that such employees or personnel of GS&Co. have referred to the Fund. Such compensation might incentivize GS&Co. or its employees or personnel to refer opportunities or to recommend investments that might otherwise be unsuitable for the Fund. Further, any such compensation paid by the Fund, or paid by the borrower (to which the Fund would otherwise have been entitled) in connection with such investments, may negatively impact the Fund’s returns. Furthermore, Goldman Sachs is currently, and in the future expects to be, raising capital for new public and private investment vehicles that have, or when formed will have, the primary purpose of directly originating senior secured corporate credit. These investment vehicles, as well as existing investment vehicles (including other accounts), will compete with the Fund for investments. Although the Investment Adviser and its affiliates will endeavor to allocate investment opportunities among its clients, including the Fund, in a fair and equitable manner and consistent with applicable allocation procedures, it is expected that, in the future, the Fund may not be given the opportunity to participate in investments made by other accounts or that the Fund may participate in such investments to a lesser extent due to participation by such other accounts.
Subject to applicable law, the Fund, Goldman Sachs and other client accounts managed by the Investment Adviser (“Accounts”) can make negotiated co-investments pursuant to an exemptive order from the SEC permitting the Fund to do so (the “Relief”). As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.
The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff

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guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
In addition, Goldman Sachs or another investment account or vehicle managed or controlled by Goldman Sachs or another client of the Investment Adviser may hold securities, loans or other instruments of a portfolio company in a different class or a different part of the capital structure than securities, loans or other instruments of such portfolio company held by the Fund. As a result, Goldman Sachs or such other investment account or vehicle or such other client of the Investment Adviser may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, on behalf of its own account, that could have an adverse effect on the Fund. In addition, to the extent Goldman Sachs has invested in a portfolio company for its own account, Goldman Sachs may limit the transactions engaged in by the Fund with respect to such portfolio company or issuer for reputational, legal, regulatory or other reasons.
Legal, Tax and Other Regulatory Risks. Legal, tax and regulatory changes could occur that may adversely affect the Fund and its investment results, and/or some or all of the shareholders. Recent economic events have given rise to a political climate that may result in the Investment Adviser and the Fund becoming subject to increased regulatory scrutiny and/or entirely new legal, tax or regulatory regimes both within the United States and in other countries in which the Fund may directly or indirectly invest. The Fund may be adversely affected as a result of new or revised legislation, or regulations imposed by the SEC, CFTC, IRS, Federal Reserve, other U.S. or non-U.S. tax or governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.
The Fund and/or some or all of the shareholders also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is not possible to determine the extent of the impact of any new or revised laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could be more difficult and expensive, and may have a material adverse effect on the Fund and/or some or all of the shareholders.
The regulation of alternative investment management companies and investment funds (including private equity funds and hedge funds) is evolving, and changes in the regulation of alternative investment management companies and investment funds may adversely affect the ability of the Fund to pursue its investment objective. In addition, from time to time the market for private equity transactions has been adversely affected by regulatory pressures on providers of financing to reduce or eliminate their exposure to such transactions. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law and the consequences attendant therewith. Compliance with any new laws or regulations could be more difficult and expensive than compliance with existing regimes, and may affect the manner in which the Fund conducts business. New laws or regulations may also subject the Fund or some or all of its shareholders to increased taxes or other costs. In addition, the market for private equity transactions has been adversely affected by a decrease in the availability of financing for transactions.
Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect. Moreover, the

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interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund to accrue potential tax liabilities even in situations where the Fund and/or the shareholders do not expect to be ultimately subject to such tax liabilities. In that regard, accounting standards and/or related tax reporting obligations may change, giving rise to additional accrual and/or other obligations. Each prospective investor should also be aware that other developments in the tax laws of the United States or other jurisdictions where the Fund invests could have a material effect on the tax consequences to the shareholders, the Fund and/or the Fund’s direct and indirect subsidiaries discussed in this prospectus and that shareholders may be required to provide certain additional information to the Fund (which may be provided to the IRS or other taxing authorities) or may be subject to other adverse consequences as a result of such change in tax laws. In the event of any such change in law, each shareholder is urged to consult its own tax advisors.
Tax Risk. Although the Fund has elected to be treated, and intends to qualify annually, as a RIC under Subchapter M of the Code, the Fund cannot assure shareholders that the Fund will be able to maintain RIC status. To obtain and maintain RIC status and be relieved of U.S. federal income taxes on income and gains distributed to its shareholders, the Fund must meet the annual distribution, source-of-income and asset diversification requirements described below.

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The annual distribution requirement for a RIC will be satisfied if the Fund distributes to its shareholders on an annual basis at least 90% of its investment company taxable income for each taxable year. Because the Fund expects to use debt financing, the Fund expects to be subject to an asset coverage ratio requirement under the 1940 Act, and the Fund expects to be subject to certain financial covenants contained in its credit agreements and other debt financing agreements. This asset coverage ratio requirement and these financial covenants could, under certain circumstances, restrict the Fund from making distributions to its shareholders that are necessary for the Fund to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, and thus is unable to make sufficient distributions to its shareholders, the Fund could fail to maintain its status for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). While distributions of net capital gains are not required for maintaining the Fund’s RIC status, any undistributed net capital gains will be subject to Fund-level U.S. federal income tax at regular corporate rates.

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The source-of-income requirement will be satisfied if at least 90% of the Fund’s gross income for each year is derived from dividends, interest, gains from the sale of stock or securities or certain other similar sources.

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The asset diversification requirement will be satisfied if, at the end of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other acceptable securities, and no more than 25% of the value of our assets is invested in the securities (other than U.S. government securities or securities of other RICs) of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Fund’s having to dispose of certain investments quickly in order to prevent the loss of the Fund’s RIC status.

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If the Fund fails to maintain its RIC status for any reason and does not qualify for certain relief provisions under the Code, the Fund would be subject to corporate-level U.S. federal income tax (and any applicable U.S. state and local taxes). In this event, the resulting taxes could substantially reduce the Fund’s Net Assets, the amount of the Fund’s income available for distribution and the amount of the Fund’s distributions to its shareholders, which would have a

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material adverse effect on the Fund’s financial performance and its shareholders’ return on their investments in the Fund. For additional discussion regarding the tax implications of a RIC, see “Taxation.”

Uncertain Tax Treatment. The Fund will, from time to time, invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are uncertain on the tax accounting for distressed debt, including when the Fund will cease to accrue interest, original issue discount (“OID”) or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund invests in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund will, from time to time, be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund will have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes in such circumstances. The Fund may also be required to recognize items of taxable income and gain and to make distributions to shareholders prior to the time that any corresponding cash distributions are made to or by the Fund and certain Underlying Funds that are classified as partnerships for U.S. federal income tax purposes. Accordingly, the Fund will, from time to time, be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund will, from time to time, realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its Shareholders may receive larger capital gain distributions than they would in the absence of such transactions. The required recognition of such non-cash investments may also have a negative impact on the Fund’s liquidity.
Other Regulatory. The Fund is registered as an investment company under the 1940 Act. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund may use derivatives that are subject to regulation by the CFTC. Because of this exposure to CFTC-regulated derivatives, the Investment Adviser could become subject to regulation as a “commodity pool operator” under the Commodity Exchange Act, as amended (the “CEA”), and the CFTC’s rules and regulations with respect to the operations of the Fund. However, The Investment Adviser has claimed an exclusion with respect to the Fund from the definition of the term “commodity pool operator” under the CEA and, therefore, is not currently subject to registration or regulation as a pool operator under that CEA with respect to the Fund. If the Fund were to be subject to registration or regulation as a commodity pool operator under the CEA, the Fund may incur compliance and other expenses or otherwise disadvantage the Fund.
Market Risk. The value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular sectors, governments or countries and/or general economic conditions throughout the world. Price changes may be temporary or last for extended periods. The Fund’s investments may be overweighted from time to time in one or more sub-industries, countries or regions, which will increase the Fund’s exposure to risk of loss from adverse developments affecting those sub-industries, countries or regions.

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Global economies and financial markets are becoming increasingly interconnected, and political, economic and other conditions and events (including, but not limited to, natural disasters, pandemics, epidemics, and social unrest) in one country, region, or financial market may adversely impact issuers in a different country, region or financial market. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. Moreover, such negative political and economic conditions and events could disrupt the processes necessary for the Fund’s operations. Furthermore, local, regional and global events such as war, military conflict, geopolitical disputes, acts of terrorism, social or political unrest, natural disasters, recessions, inflation, rapid interest rate changes, supply chain disruptions, tariffs and other restrictions on trade, sanctions or the spread of infectious illness or other public health threats, or the threat of one or more such events and developments, could also adversely impact issuers, markets and economies, including in ways that cannot necessarily be foreseen. The Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events. In addition, governmental and quasi-governmental organizations have taken a number of unprecedented actions designed to support the markets. Such conditions, events and actions may result in greater market risk.
Counterparty Risk. Many of the protections afforded to cleared transactions, such as the security afforded by transacting through a clearing house, might not be available in connection with certain over-the-counter transactions. Therefore, in those instances in which the Fund enters into certain over-the-counter transactions, the Fund will be subject to the risk that its direct counterparty will not perform its obligations under the transactions and that the Fund will sustain losses. However, recent regulatory developments require margin on certain uncleared over-the-counter transactions which may reduce, but not eliminate, this risk.
Co-Investments. The Fund may make co-investments alongside managers with whom the External Investing Group (“XIG”) has a relationship. The secondary market for co-investments is highly competitive, and successfully sourcing such investments can be difficult given the high level of investor demand some investment opportunities receive. Even if these investment opportunities and managers are identified, there is no assurance that the Fund’s bids to acquire interests in such investments, which interests are often difficult to value, will be successful; and, upon a successful bid, legal or contractual transfer restrictions, including rights-of-first-refusal, change-of-control, and other similar provisions applicable to such investments (and which may have been granted in favor of other affiliates of Goldman Sachs or investment vehicles in which they may have invested), may prevent the Fund from acquiring all or a portion of such investments. In addition, the Investment Adviser may not be able to obtain as favorable terms as it would otherwise in a less competitive investment environment. The Fund may incur significant expenses investigating potential investments that are ultimately not consummated, including expenses relating to due diligence, transportation, legal expenses and the fees of other third-party advisors.
The Fund’s co-investments may include an unfunded commitment to invest equity capital in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Underlying Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in liquid investments, pending the calling of these unfunded commitments.
Special Situation Investments Risk. The Fund may make investments in event-driven situations such as recapitalizations, financings, corporate and financial restructurings, acquisitions, divestitures, reorganizations or other situations in public or private companies that may provide the Fund with an opportunity to provide debt and/or equity financing, typically on a negotiated basis. The Investment Adviser will seek special situation investment opportunities with limited downside risk relative to their potential upside. These investments are complicated and an incorrect assessment of the downside risk associated with an investment could result in significant losses to the Fund.

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Private Company Investments Risk. Private companies are not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Investment Adviser may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives. The securities of private portfolio companies are illiquid, making it difficult for the Fund to sell such investments.
Valuation Risk. Market prices may not be readily available for some of the Fund’s investments. The value of such securities is determined by fair valuations determined by the Board’s valuation designee pursuant to procedures governing the valuation of portfolio securities adopted by the Board. Proper valuation of such securities may require more reliance on the judgment of the Investment Adviser than for valuation of securities for which an active trading market exists.
Unsecured Debt, including Mezzanine Debt. The Fund’s unsecured debt investments, including mezzanine debt investments, generally will be subordinated to senior debt in the event of an insolvency. This may result in an above average amount of risk and loss of principal.
Non-Investment Grade Fixed Income Securities Risk. Non-investment grade fixed income securities and unrated securities of comparable credit quality (commonly known as “junk bonds”) are considered speculative and are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less liquidity. The Fund may purchase the securities or obligations of issuers that are in default.
Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, securities, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References. Investments in structured securities may provide exposure to certain securities or markets in situations where regulatory or other restrictions prevent direct investments in such issuers or markets.
The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference, effectively leveraging the Fund’s investments so that small changes in the value of the Reference may result in disproportionate gains or losses to the Fund. Consequently, structured

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securities may present a greater degree of market risk than many types of securities and maybe more volatile, less liquid and more difficult to price accurately than less complex securities. Structured securities are also subject to the risk that the issuer of the structured securities may fail to perform its contractual obligations. Certain issuers of structured products may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in structured securities may be subject to the limits applicable to investments in other investment companies.
Structured securities are considered hybrid instruments because they are derivative instruments the value of which depends on, or is derived from or linked to, the value of an underlying asset, interest rate index or commodity. Commodity-linked notes are hybrid instruments because the principal and/or interest payments on those notes is linked to the value of the individual commodities, futures contracts or the performance of one or more commodity indices.
Structured securities include, but are not limited to, equity linked notes. An equity linked note is a note whose performance is tied to a single stock, a stock index or a basket of stocks. Equity linked notes combine the principal protection normally associated with fixed income investments with the potential for capital appreciation normally associated with equity investments. Upon the maturity of the note, the holder generally receives a return of principal based on the capital appreciation of the linked securities. Depending on the terms of the note, equity linked notes may also have a “cap” or “floor” on the maximum principal amount to be repaid to holders, irrespective of the performance of the underlying linked securities. For example, a note may guarantee the repayment of the original principal amount invested (even if the underlying linked securities have negative performance during the note’s term), but may cap the maximum payment at maturity at a certain percentage of the issuance price or the return of the underlying linked securities. Alternatively, the note may not guarantee a full return on the original principal, but may offer a greater participation in any capital appreciation of the underlying linked securities. The terms of an equity linked note may also provide for periodic interest payments to holders at either a fixed or floating rate. The secondary market for equity linked notes may be limited, and the lack of liquidity in the secondary market may make these securities difficult to dispose of and to value. Equity linked notes will be considered equity securities for purposes of the Fund’s investment objective and policies.
CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk. CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special

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risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changing interest rates and other developments impacting the commercial real estate market, such as changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in real estate tax rates and other operating expenses, population shifts and other demographic changes, increasing vacancies (potentially for extended periods), reduced demand for commercial and office space as well as maintenance or tenant improvement costs and costs to convert properties for other uses, changes in governmental rules, regulations and fiscal policies, acts of God, terrorist threats and attacks, and social unrest and civil disturbances. These developments could result from, among other things, changing tastes and preferences (such as for remote work arrangements) as well as cultural, technological, global or local economic and market developments. In addition, changing interest rate environments and associated changes in lending standards and higher refinancing rates may adversely affect the commercial real estate and CMBS markets. The occurrence of any of the foregoing developments would likely increase default risk for the properties and loans underlying these investments as well as impact the value of, and income generated by, these investments. These developments could also result in reduced liquidity for CMBS and other real estate-related investments. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.
Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of CMBS (e.g., the Coronavirus Aid, Relief, and Economic Security (CARES) Act). Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted residential mortgage loan included in a pool of residential mortgage loans backing such residential CMBS. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in respect of residential mortgage loans which collateralize CMBS held by the Fund, delay the timing or reduce the amount of recoveries on defaulted residential mortgage loans which collateralize CMBS held by the Fund, and consequently, could adversely impact the yields and distributions the Fund may receive in respect of its ownership of CMBS collateralized by residential mortgage loans.
Other Regulated Investment Companies Risk. By investing in other investment companies (including ETFs) indirectly through the Fund, investors will incur a proportionate share of the expenses of the other investment companies held by the Fund (including operating costs and investment management fees) in addition to the fees and expenses regularly borne by the Fund. In addition, the Fund will be affected by the investment policies, practices and performance of such investment companies in direct proportion to the amount of assets the Fund invests therein.
Restricted and Illiquid Investments Risk. The Fund may invest in illiquid investments, which are investments that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. The Fund may purchase Rule 144A Securities for which there is a secondary market of qualified institutional buyers, as defined in Rule 144A promulgated under the Securities Act. Rule 144A provides an exemption from the registration requirements of the Securities

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Act for the resale of certain restricted securities to qualified institutional buyers. Investing in Rule 144A Securities may decrease the liquidity of the Fund’s portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid investments normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.
Investments purchased by the Fund, particularly debt securities and over-the-counter traded instruments that are liquid at the time of purchase, may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy, or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to over-the-counter traded securities, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the instruments.
In cases where no clear indication of the value of the Fund’s portfolio instruments is available, the portfolio instruments will be valued at their fair value according to the valuation procedures approved by the Board. These cases include, among others, situations where a security or other asset or liability does not have a price source.
Stock Risk. Stock prices have historically risen and fallen in periodic cycles. U.S. and foreign stock markets have experienced periods of substantial price volatility in the past and may do so again in the future. Stock prices may fluctuate from time to time in response to the activities of individual companies and in response to general market and economic conditions. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the stock prices of such companies may suffer a decline in response.
Preferred Stock, Warrants and Stock Purchase Rights. The Fund may invest in preferred stock, warrants and stock purchase rights (or “rights”). Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
Convertible Securities Risk. The market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock or other security. A unique feature of convertible securities is that as the market price of the underlying security declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying security. When the market price of the underlying security increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying security.
Call/Prepayment Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) earlier than expected. This may happen when there is a decline in interest rates, when credit spreads change, or when an issuer’s credit quality improves.

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Under these circumstances, the Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.
Credit/Default Risk. An issuer or guarantor of fixed income securities or instruments held by the Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal or default on any other obligation. The credit quality of the Fund’s portfolio securities or instruments may meet the Fund’s credit quality requirements at the time of purchase but then deteriorate thereafter, and such a deterioration can occur rapidly. In certain instances, the downgrading or default of a single holding or guarantor of the Fund’s holding may impair the Fund’s liquidity and have the potential to cause significant deterioration in NAV. These risks are heightened in market environments where interest rates are rising as well as in connection with the Fund’s investments in non-investment grade fixed income securities.
Extension Risk. An issuer could exercise its right to pay principal on an obligation held by the Fund (such as a mortgage-backed security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to reinvest in higher yielding securities.
Interest Rate Risk. When interest rates increase, fixed income securities or instruments held by the Fund (which may include inflation protected securities) will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation and changes in general economic conditions. Changing interest rates may have unpredictable effects on the markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates and/or volatility. In addition, changes in monetary policy may exacerbate the risks associated with changing interest rates. Funds with longer average portfolio durations will generally be more sensitive to changes in interest rates than funds with a shorter average portfolio duration. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by the Fund.
It is difficult to predict the magnitude, timing or direction of interest rate changes and the impact these changes will have on the markets in which the Fund invests.
LIBOR Risk. The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as Secured Overnight Financing Rate (“SOFR”), a term SOFR rate published by CME Group Benchmark Administration Limited (CBA) calculated using certain derivatives markets (“Term SOFR”), another rate determined using SOFR values, Euro Interbank Offered Rate (“EURIBOR”) and other similar types of reference rates (each, a “Reference Rate”). All settings of London Interbank Offer Rate (“LIBOR”) have ceased to be published and the Fund has transitioned to successor or alternative reference rates as necessary. The termination of LIBOR and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition. To identify a successor rate for US dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC has identified SOFR as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by the U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. On July 29, 2021, the ARRC also formally recommended the use of forward-looking Term SOFR rates published by CME Group Benchmark Administration Limited (CBA). The Investment Adviser expects that a substantial portion of future floating rate investments will be linked to SOFR, Term SOFR or another rate determined using SOFR. At this time, it is not possible to predict the effect

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of the transition to any of these reference rates. This transition and any additional regulatory or market changes may have an adverse impact on the Fund’s investments, performance or financial condition.
Mid-Cap and Small-Cap Risk. The securities of mid-capitalization and small-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Both mid-capitalization and small-capitalization companies often have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund’s portfolio. Generally, the smaller the company size, the greater these risks become.
IPO Risk. The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When the Fund’s asset base is small, a significant portion of the Fund’s performance could be attributable to investments in IPOs, because such investments could have a magnified impact on the Fund. As the Fund’s assets grow, the effect of the Fund’s investments in IPOs on the Fund’s performance will likely decline, which could reduce the Fund’s performance.
Pre-IPO Investments Risk. Pre-IPO companies typically have limited operating histories, narrower, less established product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions, market conditions and consumer sentiment in respect of their products or services, as well as general economic downturns. Such companies may experience operating losses, which may be substantial, and there can be no assurance when or if such companies will operate at a profit. At the time of the Fund’s investment, there is generally little publicly available information about these businesses since they are primarily privately owned and the Fund may only have access to the company’s actual financial results as of and for the most recent quarter end or, in certain cases, the quarter end preceding the most recent quarter end. There can be no assurance that the information that the Fund does obtain with respect to any investment is reliable. Pre-IPO companies may have limited financial resources and may be unable to meet their obligations under their existing credit facilities (to the extent that such facilities exist), which may lead to equity financings, possibly at discounted valuations, in which the Fund could be substantially diluted if the Fund does not, or cannot, participate in such financings. Failing to meet such obligations may also lead to bankruptcy or liquidation and may result in a reduction in value or loss of the Fund’s investment. Pre-IPO companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on the Fund. Continued global economic uncertainty could also result in investors becoming more risk-averse, which in turn could reduce the amount of growth capital available to the companies from both existing and new investors, could adversely affect their operating performance, and could delay liquidity paths (for example, an IPO or strategic sale/merger) for the companies. It may be difficult for the Fund to sell these investments, subjecting the Fund to liquidity risk. The securities of private portfolio companies are illiquid, and the inability of these portfolio companies to complete an IPO within the targeted time frame will extend the holding period of the Fund’s investments and may adversely affect the value of these investments.
Global Financial Markets Risk. Global economies and financial markets are becoming increasingly interconnected and political and economic conditions (including recent instability and volatility) and events (including natural disasters) in one country, region or financial market may adversely impact issuers in a different country, region or financial market. As a result, issuers of

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securities held by the Fund may experience significant declines in the value of their assets and even cease operations. Such conditions and/or events may not have the same impact on all types of securities and may expose the Fund to greater market or liquidity risk or cause difficulty in valuing portfolio instruments held by the Fund. This could cause the Fund to underperform other types of investments.
The severity or duration of such conditions and/or events may be affected by policy changes made by governments or quasi-governmental organizations. Recent instability in the financial markets has led governments across the globe to take a number of unprecedented actions designed to support the financial markets. Future government regulation and/or intervention may also change the way in which the Fund is regulated and could limit or preclude the Fund’s ability to achieve its investment objective. For example, one or more countries that have adopted the euro may abandon that currency and/or withdraw from the EU, which could disrupt markets and affect the liquidity and value of the Fund’s investments, regardless of whether the Fund has significant exposure to European markets. In addition, governments or their agencies may acquire distressed assets from financial institutions and acquire ownership interests in those institutions, which may affect the Fund’s investments in ways that are unforeseeable.
In addition, in the U.S., total public debt as a percentage of gross domestic product has grown rapidly since the beginning of the financial downturn. High levels of national debt may raise concerns that the U.S. government will be unable to pay investors at maturity, may cause declines in currency valuations and may prevent the U.S. government from implementing effective fiscal policy.
Swaps Risk. The use of swaps is a highly specialized activity which involves investment techniques, risk analyses and tax planning different from those associated with ordinary portfolio securities transactions. The Fund’s transactions in swaps may be significant. These transactions can result in sizeable realized and unrealized capital gains and losses relative to the gains and losses from the Fund’s direct investments in securities and short sales.
Transactions in swaps can involve greater risks than if the Fund had invested in securities directly since, in addition to general market risks, swaps may be leveraged and subject to illiquidity risk, counterparty risk, credit risk, pricing risk, operational risk and legal risk. Regulators also may impose limits on an entity’s or group of entities’ positions in certain swaps. However, certain risks are reduced (but not eliminated) if the Fund invests in cleared swaps, which are transacted through a futures clearing merchant and cleared through a clearinghouse that serves as a central counterparty. Because uncleared bilateral swap agreements are two-party contracts and because they may have terms of greater than seven days, these swaps may be considered to be illiquid. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap (including any margin the Fund may have posted in connection with establishing the swap position) in the event of the default or bankruptcy of a swap counterparty. Many swaps are complex and valued subjectively. Swaps and other derivatives may also be subject to pricing or “basis” risk, which exists when the price of a particular derivative diverges from the price of corresponding cash market instruments. Under certain market conditions it may not be economically feasible to initiate a transaction or liquidate a position in time to avoid a loss or take advantage of an opportunity.
If a swap transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.
The value of swaps can be very volatile, and a variance in the degree of volatility or in the direction of securities prices from the Investment Adviser’s expectations may produce significant losses in the Fund’s investments in swaps. In addition, a perfect correlation between a swap and a security

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position may be impossible to achieve. As a result, the Investment Adviser’s use of swaps may not be effective in fulfilling the Investment Adviser’s investment strategies and may contribute to losses that would not have been incurred otherwise.
Futures Contracts and Options and Swaps on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A swap on a futures contract provides an investor with the ability to gain economic exposure to a particular futures market; however, unlike a futures contract that is exchange-traded, a swap on a futures contract is an over-the-counter transaction. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Fund may engage in futures transactions on U.S. and foreign exchanges.
The Fund may, to the extent consistent with its investment policies, purchase and sell futures contracts, purchase and write call and put options on futures contracts and enter into swaps on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options.
Futures contracts and related options and swaps present the following risks:

•
While the Fund may benefit from the use of futures and options and swaps on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts, options transactions or swaps.

•
Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.

•
The loss incurred by the Fund in entering into futures contracts and in writing call options and entering into swaps on futures is potentially unlimited and may exceed the amount of the premium received.

•	Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV.

•	As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.

•	Futures contracts and options and swaps on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

•	Foreign exchanges may not provide the same protection as U.S. exchanges.
When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

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The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.
Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government Securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency.
If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.
The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.
Reverse Repurchase Agreements. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at a mutually agreed upon date and price (including interest). Reverse repurchase agreements may be entered into when the Investment Adviser expects that the return to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding Shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.
Under SEC requirements, the Fund needs to aggregate the amount of indebtedness associated with its reverse repurchase agreements and similar financing transactions with the aggregate amount of any other senior securities representing indebtedness (e.g., borrowings, if applicable) when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions for purposes of Rule 18f-4 under the 1940 Act.
If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

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With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of an asset of the Fund to a counterparty in such a transaction, in addition to the value of the underlying asset as of the relevant measuring date.
ESG Integration Risk. The Investment Adviser employs a fundamental investment process that may integrate ESG factors with traditional fundamental factors. The relevance and weightings of specific ESG factors to or within the fundamental investment process varies across asset classes, sectors and strategies and no one factor or consideration is determinative. When integrating ESG factors into the investment process, the Investment Adviser may rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data. ESG information from third-party data providers may be incomplete, inaccurate or unavailable, which may adversely impact the investment process. Moreover, ESG information, whether from an external and/or internal source, is, by nature and in many instances, based on a qualitative and subjective assessment. An element of subjectivity and discretion is therefore inherent to the interpretation and use of ESG data. The process for conducting ESG assessments and implementation of ESG views in client/fund portfolios, including the format and content of such analysis and the tools and/or data used to perform such analysis, may also vary among the Investment Adviser’s portfolio management teams. While the Investment Adviser believes that the integration of material ESG factors into the Fund’s investment process has the potential to identify financial risks and contribute to the Fund’s long-term performance, ESG factors may not be considered for each and every investment decision, and there is no guarantee that the integration of ESG factors will result in better performance. Investors can differ in their views of what constitutes positive or negative ESG characteristics. Moreover, the current lack of common standards may result in different approaches to integrating ESG factors. As a result, the Fund may invest in companies that do not reflect the beliefs and values of any particular investor. The Investment Adviser’s approach to ESG integration may evolve and develop over time, both due to a refinement of investment decision-making processes to address ESG factors and risks, and because of legal and regulatory developments.
Cybersecurity Risk. The Fund may be susceptible to operational and information security risks resulting from cyber-attacks. Cyber-attacks include, among others, stealing or corrupting confidential information and other data that is maintained online or digitally for financial gain, denial-of-service attacks on websites causing operational disruption, and the unauthorized release of confidential information and other data. Cyber-attacks have the ability to cause significant disruptions and impact business operations; to result in financial losses; to prevent shareholders from transacting business; to interfere with the Fund’s calculation of NAV; and to lead to violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs and/or additional compliance costs. Cyber-attacks affecting the Fund or its Investment Adviser, custodian, Transfer Agent, or other third-party service providers may adversely impact the Fund and its shareholders.
Banking Sector Risk. U.S. and global markets recently have experienced increased volatility, including as a result of the recent failures of certain U.S. and non-U.S. banks, which could be harmful to the Fund and issuers in which it invests. For example, if a bank in which the Fund or issuer has an account fails, any cash or other assets in bank accounts may be temporarily inaccessible or permanently lost by the Fund or issuer. If a bank that provides a subscription line credit facility, asset-based facility, other credit facility and/or other services to the Fund or an issuer fails, the Fund or the issuer could be unable to draw funds under its credit facilities or obtain replacement credit facilities or other services from other lending institutions with similar terms. Even if banks used by issuers in which the Fund invests remain solvent, continued volatility in the banking sector could cause or intensify an economic recession, increase the costs of banking services or result in the issuers being unable to obtain or refinance indebtedness at all or on as favorable terms as could otherwise have been obtained. Conditions in the banking sector are evolving, and the scope of any potential impacts to the

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Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.
Securities Lending Risk. The Fund may engage in securities lending. The Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of the collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund.
No guarantee or representation is made that the investment program of the Fund or any investment will be successful, that the various investments selected by the Fund will produce positive returns or that the Fund will achieve its investment objective.

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MANAGEMENT OF THE FUND
The business and affairs of the Fund, including supervision of the duties performed by the Fund’s Investment Adviser, are managed under the direction of its Board. The names and business addresses of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI. GSAM serves as the Fund’s investment adviser. The principal executive offices of GSAM are at 200 West Street, New York, New York 10282. GSAM has been registered as an investment adviser with the SEC since 1990 and is a subsidiary of The Goldman Sachs Group, Inc., a bank holding company, and an affiliate of Goldman Sachs.
The Investment Adviser provides day-to-day advice regarding the Fund’s portfolio transactions, manages the Fund’s portfolio and is responsible for the Fund’s business affairs and other administrative matters. The Investment Adviser makes the investment decisions for the Fund and places purchase and sale orders for the Fund’s portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Fund, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio investments. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs (subject to legal, internal, regulatory and Chinese Wall restrictions), and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.
The Investment Adviser also performs the following additional services for the Fund:

•	Supervises all non-advisory operations of the Fund;

•	Provides personnel to perform necessary executive, administrative and clerical services to the Fund;

•
Arranges for the preparation of all required tax returns, reports and notices to shareholders, prospectuses and statements of additional information and other reports filed with the SEC and other regulatory authorities;

•	Maintains the records of the Fund; and

•	Provides office space and all necessary office equipment and services.
The Investment Management Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Investment Management Agreement relates, except a loss resulting from the Investment Adviser’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by the Investment Adviser of its obligations and duties under the Investment Management Agreement.
Management Fee
In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated.
A discussion regarding the Board’s basis for approving the Investment Management Agreement is available in the Fund’s annual report for the fiscal year ending September 30, 2025.

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Investment Team
The individuals jointly and primarily responsible for the day-to-day management of the Fund are listed below. The Fund’s portfolio managers’ individual responsibilities may differ and may include, among other things, security selection, asset allocation, risk budgeting and general oversight of the management of the Fund’s portfolio.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five-Year Employment History
Sean Brenan Managing Director	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2020	Mr. Brenan joined the Investment Adviser in 2010. He is a member of XIG.

Kristin Kuney, CFA Managing Director	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2021	Ms. Kuney joined the Investment Adviser in 2000. She is a member of the Fundamental Equity and Real Estate Securities Teams.

John Papadoulias Vice President	Portfolio Manager— Goldman Sachs Real Estate Diversified Income Fund	Since 2022	Mr. Papadoulias joined the Investment Adviser in April 2019. Prior to joining the Investment Adviser, He was a partner at Rocaton Investment Advisors. Mr. Papadoulias is a member of XIG.

Abhinav Zutshi, CFA Vice President	Portfolio Manager—Goldman Sachs Real Estate Diversified Income Fund	Since 2022	Mr. Zutshi joined the Investment Adviser in April 2009. He is a member of the Fundamental Equity and Real Estate Securities Teams.
For information about portfolio manager compensation, other accounts managed by the portfolio managers and portfolio manager ownership of securities in the Fund, see “Management of the Fund—Portfolio Managers’ Compensation” in the SAI.
Other Service Providers
Auditors
PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210, is the Fund’s independent registered public accounting firm. The Fund’s independent registered public accounting firm may change from time to time.
Custodian and Administrator
The Bank of New York Mellon (“BNY”), 240 Greenwich Street, New York, New York 10286, is the custodian of the Fund’s portfolio securities and cash. The custodian of the Fund may change from time

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to time. BNY also maintains the Fund’s accounting records. BNY may appoint domestic and foreign sub-custodians and use depositories from time to time to hold securities and other instruments purchased by the Fund in foreign countries and to hold cash and currencies for the Fund.
BNY provides administrative services to the Fund pursuant to the Fund administration agreement with the Fund (the “Fund Administration and Accounting Agreement”) pursuant to which BNY provides certain services, including, among others, (i) preparation of certain shareholder reports and communications; (ii) preparation of certain reports and filings with the SEC; (iii) certain net asset value (“NAV”) computation services; and (iv) such other services for the Fund as may be mutually agreed upon between the Fund and BNY. For these and other services it provides to the Fund, BNY is paid a monthly fee from the Fund at an annual rate ranging from 0.01% to 0.02% of the Fund’s Managed Assets. In addition, BNY is reimbursed by the Fund for reasonable out-of-pocket expenses incurred in connection with its services.
Transfer Agent
GS&Co., 71 South Wacker Drive, Chicago, IL 60606, serves as the Fund’s transfer and dividend disbursing agent. Under its transfer agency agreement with the Fund, GS&Co. has undertaken with respect to the Fund to: (i) record the issuance, transfer and repurchase of Shares; (ii) provide purchase and repurchase confirmations and quarterly statements, as well as certain other statements; (iii) provide certain information to the Fund’s custodian and the relevant subcustodian in connection with repurchases; (iv) provide dividend crediting and certain disbursing agent services; (v) maintain shareholder accounts; (vi) provide certain state Blue Sky and other information; (vii) provide shareholders and certain regulatory authorities with tax-related information; (viii) respond to shareholder inquiries; and (ix) render certain other miscellaneous services.
For its transfer agency and dividend disbursing services, GS&Co. is entitled to receive a transfer agency fee equal, on an annualized basis, to 0.14% of average daily net assets with respect to each class of Shares. GS&Co. may pay to certain intermediaries who perform transfer agent services to shareholders a networking or sub-transfer agent fee. These payments will be made from the transfer agency fees noted above and in the Fund’s Prospectus.
Legal Counsel
The Board has engaged Dechert LLP, located at 1095 Avenue of the Americas, New York, New York 10036, to serve as the Fund’s legal counsel.
Activities of Goldman Sachs and Its Affiliates and Other Accounts Managed by Goldman Sachs
The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs will present conflicts of interest with respect to the Fund and will, under certain circumstances, limit the Fund’s investment activities. Goldman Sachs is a worldwide, full service investment banking, broker dealer, asset management and financial services organization and a major participant in global financial markets that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. As such, it acts as a broker-dealer, investment adviser, investment banker, underwriter, research provider, administrator, financier, adviser, market maker, trader, prime broker, derivatives dealer, clearing agent, lender, counterparty, agent, principal, distributor, investor or in other commercial capacities for accounts or companies (including Fund portfolio companies) or affiliated or unaffiliated investment funds (including pooled investment vehicles and private funds) in which one or more accounts, including the Fund, invest. In those and other capacities, Goldman Sachs and its affiliates advise and deal with clients and third

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parties in all markets and transactions and purchase, sell, hold and recommend a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for their own accounts or for the accounts of their customers and have other direct and indirect interests in the global fixed income, currency, commodity, equities, bank loans and other markets and the securities and issuers in which the Fund directly and indirectly invests. Thus, it is expected that the Fund will have multiple business relationships with and will invest in, engage in transactions with, make voting decisions with respect to, or obtain services from entities for which Goldman Sachs and its affiliates perform or seek to perform investment banking or other services. The Investment Adviser and/or certain of its affiliates are the managers of the Goldman Sachs Funds. The Investment Adviser and its affiliates earn fees from this and other relationships with the Fund. Although management fees paid by the Fund to the Investment Adviser and certain other fees paid to the Investment Adviser’s affiliates are based on asset levels, the fees are not directly contingent on Fund performance, and the Investment Adviser and its affiliates will still receive significant compensation from the Fund even if shareholders lose money. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Fund and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund. The results of the Fund’s investment activities, therefore, will likely differ from those of Goldman Sachs, its affiliates, and other accounts managed by Goldman Sachs, and it is possible that the Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may enter into transactions in which Goldman Sachs and its affiliates or their other clients have an adverse interest. For example, the Fund may take a long position in a security at the same time that Goldman Sachs and its affiliates or other accounts managed by the Investment Adviser or its affiliates take a short position in the same security (or vice versa). These and other transactions undertaken by Goldman Sachs, its affiliates or Goldman Sachs-advised clients may, individually or in the aggregate, adversely impact the Fund. Transactions by one or more Goldman Sachs-advised clients or the Investment Adviser may have the effect of diluting or otherwise disadvantaging the values, prices or investment strategies of the Fund. The Fund’s activities will, under certain circumstances, be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a global financial services firm, Goldman Sachs and its affiliates also provide a wide range of investment banking and financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it are expected to create markets or specialize in, have positions in and/or effect transactions in, securities of issuers held by the Fund, and will likely also perform or seek to perform investment banking and financial services for one or more of those issuers. Goldman Sachs and its affiliates are expected to have business relationships with and purchase or distribute or sell services or products from or to distributors, consultants or others who recommend the Fund or who engage in transactions with or for the Fund. For more information about conflicts of interest, see the section entitled “Potential Conflicts of Interest” in the SAI.
The Fund will, from time to time, make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Fund’s portfolio investment transactions, in accordance with applicable law.
The Fund may retain an affiliate of the investment adviser to serve as a securities lending agent for the Fund. For these services, the lending agent would be entitled to receive a fee from the Fund, including a fee based on the returns earned on such Fund’s investment of the cash received as collateral for the loaned securities. The Board would periodically review reports on portfolio securities loan transactions for which an affiliated lending agent has acted as lending agent.

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The Fund’s investment objective and investment strategies are similar to those of other accounts managed or sponsored by Goldman Sachs (“Accounts”), and an investment appropriate for the Fund may also be appropriate for those Accounts. This creates potential conflicts in allocating investment opportunities among the Fund and such other Accounts, particularly in circumstances where the availability of such investment opportunities is limited, where the liquidity of such investment opportunities is limited or where co-investments by the Fund and other Accounts are not permitted under applicable law.
Considerations Relating to Information Held by Goldman Sachs
Goldman Sachs has established certain information barriers and other policies to address the sharing of information between different businesses within Goldman Sachs. As a result of information barriers, the Investment Adviser generally will not have access, or will have limited access, to information and personnel in other areas of Goldman Sachs, and generally will not be able to manage the Fund with the benefit of information held by such other areas. Such other areas will have broad access to detailed information that is not available to the Investment Adviser, including information in respect of markets and investments, which, if known to the Investment Adviser, might cause the Investment Adviser to seek to dispose of, retain or increase interests in investments held by the Fund or acquire certain positions on the Fund’s behalf, or take other actions. Goldman Sachs will be under no obligation or fiduciary or other duty to make any such information available to the Investment Adviser or personnel of the Investment Adviser involved in decision-making for the Fund. There may be circumstances in which, as a result of information held by certain of the Investment Adviser’s portfolio management teams, the Investment Adviser limits an activity or a transaction for the Fund, including if the team holding such information is not managing the Fund. In addition, regardless of the existence of information barriers, Goldman Sachs will not have any obligation or other duty to make available any information regarding its trading activities, strategies or views, or the activities, strategies or views used for other Accounts, for the benefit of the Fund. Different areas of the Investment Adviser and Goldman Sachs may take views, and make decisions or recommendations, that are different than those of other areas of the Investment Adviser and Goldman Sachs. Different portfolio management teams within the Investment Adviser may make decisions based on information or take (or refrain from taking) actions with respect to Accounts they advise in a manner that may be different than with respect, or adverse, to the Fund. Such teams may not share information with the Fund’s portfolio management team, including as a result of certain information barriers and other policies and will not have any obligation to do so.
Control Persons
A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of January 1, 2026, there were no shareholders that held greater than 25% of the voting securities of the Fund.
The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the Fund’s independent Trustees and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of the Fund’s outstanding voting securities will be the Fund’s affiliate for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any assets from or to, or entering into certain “joint” transactions with such affiliates, without exemptive relief from the SEC. The Investment Adviser and its affiliates, including persons that control, or are under common control with, the Fund or the Investment Adviser, are also considered the Fund’s affiliates under the 1940 Act, and the Fund is generally prohibited from buying or selling any assets from or to, or entering into “joint” transactions with, such affiliates without exemptive relief from the SEC.

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Subject to applicable law, the Fund may invest alongside Goldman Sachs and other Accounts. In certain circumstances, the Fund and such other Accounts (which may include proprietary accounts of Goldman Sachs) can make negotiated co-investments pursuant to an order from the SEC permitting the Fund to do so. On May 21, 2025, the SEC granted the Relief to the Investment Adviser, the BDCs advised by the Investment Adviser, and certain other affiliated applicants. If the Investment Adviser forms other funds in the future, the Fund may co-invest alongside such other affiliates, subject to compliance with the Relief, applicable regulations and regulatory guidance, as well as applicable allocation procedures. Any such co-investments are subject to the applicable conditions of the Relief. Under the terms of the Relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees must reach certain conclusions in connection with certain co-investment transactions, including co-investment transactions in which an affiliate of the Fund is an existing investor in the portfolio company, non-pro rata follow on investments and non-pro rata dispositions of investments, and the Board is required to maintain oversight of the Fund’s participation in the co‑investment program. As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs.
The Fund may also invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.
To address these and other potential conflicts, the Investment Adviser has developed allocation policies and procedures that provide that personnel of the Investment Adviser making portfolio decisions for Accounts will make purchase and sale decisions and allocate investment opportunities among Accounts consistent with its fiduciary obligations. To the extent permitted by applicable law, these policies and procedures may result in the pro rata allocation of limited opportunities across eligible Accounts managed by a particular portfolio management team, but in many other cases such allocations may reflect numerous other factors as described below. There will be cases where certain Accounts receive an allocation of an investment opportunity when the Fund does not and vice versa.
In some cases, due to information barriers that may be in place, other Accounts may compete with the Fund for specific investment opportunities without being aware that two Accounts are competing against each other. Goldman Sachs has a conflicts system in place in addition to these information barriers to identify potential conflicts early in the process and determine if an allocation decision needs to be made. If the conflicts system detects a potential conflict with respect to a particular investment opportunity, such investment opportunity will be assessed to determine whether it must be allocated to, or prohibited from being allocated to, a particular Account.
Personnel of the Investment Adviser involved in decision-making for Accounts may make allocation related decisions in accordance with the Investment Adviser’s allocation policies and procedures for the Fund and other Accounts by reference to one or more factors, including but not limited to: the strategy, objectives, guidelines and restrictions (including legal and regulatory restrictions) of potentially in-scope Accounts, as well as those Accounts’ current portfolios and investment horizons; strategic fit and other portfolio management considerations, including different desired levels of investment for different strategies; the expected future capacity of the potentially in-scope Accounts; cash and liquidity considerations; and the availability of other appropriate investment

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opportunities. The Investment Adviser may also consider reputational matters and other considerations. The application of these considerations may cause differences in the portfolios and performance of different Accounts that have similar strategies. In addition, in some cases the Investment Adviser may make investment recommendations to Accounts where the Accounts make the investment independently of the Investment Adviser, which may result in a reduction in the availability of the investment opportunity for other Accounts (including the Fund) irrespective of the Investment Adviser’s policies regarding allocation of investments. Additional information about the Investment Adviser’s allocation policies is set forth in Item 6 (“Performance-based Fees and Side-by-Side Management—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of the Investment Adviser’s Form ADV.

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LEVERAGE
The Fund may borrow funds or otherwise utilize leverage for a variety of purposes, subject to the limitations of the 1940 Act, as part of the Fund’s investment program, to meet other short-term liquidity needs, including payment of fees and expenses, to satisfy repurchase requests from Shareholders, and to facilitate the Fund’s hedging activities. The terms of the indebtedness incurred by the Fund may require the Fund to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit. Either of these requirements would increase the cost of borrowing over the stated interest rate. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed and guaranteed, measured at the time the indebtedness is incurred. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness measured at the time the indebtedness is incurred. The Fund may also utilize indebtedness in excess of such limit for temporary purposes such as the settlement of transactions.
The Fund may use leverage opportunistically, though not at all times, and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, based on the Investment Adviser’s assessment of market conditions and the investment environment, and the costs that the Fund would incur as a result of such leverage. There is no assurance that the Fund will utilize any form or combination of leverage.
Lenders in respect of any indebtedness of the Fund would have the right to receive interest on and repayment of principal of any such indebtedness, which right will be senior to those of the shareholders. If the Fund utilizes indebtedness, the shareholders will bear the offering costs of the issuance of any indebtedness. In addition, the Fund’s current credit facilities contains provisions limiting certain activities of the Fund, including payments to shareholders in certain circumstances, and requiring the Fund to pledge a portion of its assets as collateral. The Fund also expects that any additional credit facility that it enters into, or any notes that it issues, would contain similar provisions.
The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the NAV to a greater extent than if the Fund did not utilize leverage. A reduction in the Fund’s NAV, market price and distributions may cause a reduction in the market price of its Shares. Certain types of leverage by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements.
In addition, the Fund may invest in derivatives, reverse repurchase agreements and economically similar transactions that have economic characteristics similar to leverage.
The Fund’s willingness to utilize leverage, and the amount of leverage the Fund will assume, will depend on many factors, the most important of which are market conditions and interest rates. Successful use of a leveraging strategy may depend on the Fund’s ability to predict correctly interest rates and market movements, and there is no assurance that a leveraging strategy will be successful during any period in which it is employed.
Effects of Leverage. Assuming that borrowings represent approximately 4.27% of the Fund’s net assets, as of September 30, 2025, and that the Fund bears expenses relating to such borrowings at an annual effective interest rate of 5.39% (based on interest rates for such borrowings as of a recent date), the annual return that the Fund’s portfolio must experience (net of expenses not related to borrowings) in order to cover the costs of such borrowings would be approximately 0.23%. These

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figures are estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with borrowings used by the Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effects of the Fund’s leverage due to borrowings on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further assumes that the Fund’s borrowings represent approximately 4.27% of the Fund’s net assets and an annual rate of interest of 5.39% (as discussed above). Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses not related to borrowings)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Corresponding Share Total Return	‑10.20%	‑4.98%	‑0.23%	4.98%	10.20%
Corresponding Share total return is composed of two elements — the Share dividends paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund’s borrowings) and gains or losses on the value of the securities the Fund owns.

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ADDITIONAL INFORMATION ABOUT THE FUND
Description of Shares
The Fund is an unincorporated statutory trust organized under the laws of Delaware pursuant to a Certificate of Trust and a Declaration of Trust, each dated as of December 2, 2019. The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of Shares of beneficial interest of each class. If and whenever Preferred Shares are outstanding, the holders of Shares will not be entitled to receive any distributions from the Fund unless all accrued dividends on Preferred Shares have been paid, unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions and unless certain other requirements imposed by any rating agencies rating the Preferred Shares have been met. Subject to the rights of the holders of Preferred Shares, each Shares will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class. Shares have no conversion, preemptive or other subscription rights. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. The Declaration of Trust provides that the Board shall have the power to repurchase Shares and provide shareholders with the right to exchange Shares of any class for Shares of one or more other classes in the manner and on the terms described herein.
The Board may classify or reclassify any issued or unissued Shares of the Fund into shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Declaration of Trust and the 1940 Act. Any additional offerings of shares, including Preferred Shares, will require approval by the Fund’s Board. Any additional offering of Shares will be subject to the requirements of the 1940 Act, which provides that shares may not be issued at a price below the then current NAV, exclusive of sales load, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s outstanding voting securities.
Preferred Shares. Although the Fund has no intention of issuing preferred Shares (“Preferred Shares”) within one year of the date of this Prospectus, the Fund may offer Preferred Shares as a means of providing leverage to the Fund as a means of providing leverage to the Fund in an aggregate amount of up to 50% of the Fund’s Managed Assets immediately after such issuance. Shareholders will not have any preemptive rights to purchase any Preferred Shares that may be issued.
Furthermore, while any Preferred Shares or debt securities are outstanding, the Fund may be prohibited from making distributions to shareholders unless it meets the applicable asset coverage ratio at the time of the distribution.
By way of clarification, Preferred Shares are not considered “Shares,” as such term is used in this prospectus.
Distributions
The Fund must distribute in each taxable year at least 90% of its net investment income (including net interest income and net short-term gain) to qualify for the special tax treatment available to RICs. The Fund is also required to distribute annually substantially all of its income and capital gain, if any, to avoid imposition of a 4% nondeductible federal excise tax. Prohibitions on dividends and other distributions on the Shares could impair the Fund’s ability to qualify as a RIC under the Code.

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If the Fund is precluded from making distributions on the Shares because of any applicable asset coverage requirements, the terms of the preferred shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed for the Fund to meet the distribution requirements for qualification as a RIC for U.S. federal income tax purposes, will be paid to the holders of the preferred shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred shares would be entitled to receive upon redemption or liquidation of the shares.
If the Fund failed to qualify as a RIC for U.S. federal income tax purposes or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its Shareholders, and although the Fund would not be required to make any distributions, all distributions out of earnings and profits would be taxed to Shareholders as ordinary dividend income. Requalifying as a RIC could subject the Fund to significant tax costs. See “Certain Tax Considerations and Risks” in the SAI.
The Fund currently intends to make regular quarterly distributions of all or a portion of its net investment income to Shareholders. In addition, the Fund may occasionally make a distribution at a time when it is not normally made. The Fund will pay Shareholders at least annually all or substantially all of its net investment income after the payment of interest, fees or dividends, if any, owed with respect to any forms of leverage used by the Fund. The Fund intends to pay any capital gains distributions at least annually.
The U.S. federal income tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. In light of the Fund’s investment policies, the Fund anticipates that the 1940 Act will require it to accompany each quarterly distribution with a statement setting forth the estimated source (as between net income, capital gains and return of capital) of the distribution made. The Fund will indicate the proportion of its capital gains distributions that constitute long-term and short-term gains annually. The ultimate U.S. federal income tax characterization of the Fund’s distributions made in a calendar or fiscal year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a calendar or taxable year in an amount that exceeds the Fund’s net investment company taxable income and net capital gains for the relevant taxable year. In such situations, if a distribution exceeds the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution would generally be treated as a tax-free return of capital reducing the amount of a Shareholder’s tax basis in such Shareholder’s Shares. When you sell your Shares in the Fund, the amount, if any, by which your sales price exceeds your basis in the Fund’s Shares is gain subject to tax, assuming the Shares are held as capital assets. Because a return of capital reduces your basis in the Shares, it will increase the amount of your gain or decrease the amount of your loss when you sell the Shares, all other things being equal. To the extent that the amount of any return of capital distribution exceeds the Shareholder’s basis in such Shareholder’s Shares, the excess will be treated as gain from a sale or exchange of the Shares. See “Certain Tax Considerations and Risks” in the SAI.
Various factors affect the level of the Fund’s income, including the asset mix, the average maturity of the Fund’s portfolio, the amount of leverage used by the Fund and the Fund’s use of hedging. To permit the Fund to maintain a more stable quarterly distribution, the Fund may from time to time distribute less than the entire amount of income earned in a particular period. The undistributed income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarterly period may be more or less than the amount of income actually earned by the Fund during that period. Undistributed income will add to the Fund’s NAV (and indirectly benefit the Adviser by increasing its fees) and, correspondingly, distributions from undistributed income will reduce the Fund’s NAV.

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Section 19(b) of the 1940 Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions.
Dividend Reinvestment Plan
Under the Dividend Reinvestment Plan for the Fund, dividends and/or distributions to a holder of a class of Shares (net of any withholding taxes) will automatically be reinvested in additional Shares of the same class of the Fund. Each registered shareholder may elect to have dividends and distributions distributed in cash (i.e., “opt-out”) rather than participate in the Dividend Reinvestment Plan. For any registered shareholder that does not so elect (each, a “Participant” and collectively, “Participants”), dividends and/or distributions on such shareholder’s Shares will be reinvested by GS&Co. (the “Plan Agent”), as agent for shareholders in administering the Dividend Reinvestment Plan, in additional Shares, as set forth below. Participation in the Dividend Reinvestment Plan is completely voluntary, and may be terminated or resumed at any time without penalty by Internet, telephone or written notice if received and processed by the Plan Agent prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Participants who hold their shares through a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee.
The Plan Agent will open an account for each holder of a class of Shares under the Dividend Reinvestment Plan in the same name in which such holder of such Shares is registered. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Dividend Reinvestment Plan will receive cash and Participants will receive the equivalent in Shares of the share class in which the Participant is invested.
The Plan Agent maintains all Participants’ accounts in the Dividend Reinvestment Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Shares in the account of each Participant will be held by the Plan Agent on behalf of the Participant in book entry form in the Plan Agent’s name or the Plan Agent’s nominee. Each shareholder proxy will include those Shares purchased or received pursuant to the Dividend Reinvestment Plan. The Plan Agent will forward all proxy solicitation materials to Participants and vote proxies for Shares held under the Dividend Reinvestment Plan in accordance with the instructions of the Participants.
In the case of shareholders such as banks, brokers or nominees which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Dividend Reinvestment Plan on the basis of the number of Shares certified from time to time by the record shareholder and held for the account of beneficial owners who participate in the Dividend Reinvestment Plan.
The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share. Any stock dividends or split of Shares distributed by the Fund on Shares held by the Plan Agent for Participants will be credited to their accounts.
The Plan Agent’s fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund. Capital gains and income are realized even though cash is not received by the shareholder. As such, the automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividend.
Each Participant may terminate his or her account under the Dividend Reinvestment Plan by so notifying the Plan Agent by telephone, through the Internet or in writing prior to the dividend record

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date. Such termination will be effective immediately if received by the Plan Agent prior to any dividend or distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Upon any withdrawal or termination, the Plan Agent will cause to be delivered to each terminating Participant a statement of holdings for the appropriate number of the Fund’s whole book-entry Shares and a check for the cash adjustment of any fractional share at the market value per Common Share as of the close of business on the day the termination is effective less any applicable fee.
The Fund reserves the right to amend or terminate the Dividend Reinvestment Plan upon notice in writing to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. There is no direct service charge to Participants with regard to purchases in the Dividend Reinvestment Plan; however, the Fund reserves the right to amend the Dividend Reinvestment Plan to include a service charge payable by the Participants. Notice will be sent to Participants of any amendments as soon as practicable after such action by the Fund.
All correspondence from a registered owner of Shares concerning the Dividend Reinvestment Plan should be directed to the Plan Agent at 1-800-621-2550 or Goldman Sachs Funds, P.O. Box 219711, Kansas City, MO 64121. Participants who hold their Shares through a broker or other nominee should direct correspondence or questions concerning the Dividend Reinvestment Plan to their broker or nominee.
Conversion to Open-End Fund
The Trustees may at any time propose conversion of the Fund to an open-end management investment company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing. In considering whether to submit an open-ending proposal to shareholders, the Trustees might consider, among other factors, any differences in operating expenses between open-end and a closed-end fund like the Fund (due to the expenses of standing ready to effect redemptions), the potentially adverse tax consequences to non-redeeming shareholders once a fund is open-ended, the liquidity of the Fund’s portfolio and the impact of open-ending on portfolio management policies. Approval of conversion of the Fund to an open-end investment company requires: either (a) approval by not less than seventy-five percent (75%) of Shares of each class outstanding, voting separately, or (b) approval by a majority of the Trustees, followed by approval by a majority of outstanding Shares. Such approval is in addition to any vote or consent of the shareholders otherwise required by law. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their next computed NAV less any redemption charge as might be in effect at the time of redemption. If the Fund is converted to an open-end management investment company, it could be required to liquidate portfolio securities to meet requests for redemption. The Fund may have to limit its holdings of illiquid investments and the inflows and outflows of open-end fund shares may alter the options strategies that the Fund may use. If the Fund were to experience significant redemptions as an open-end fund, the decrease in total assets could result in a higher expense ratio and inefficiencies in portfolio management. In this regard, the Fund could reserve the right to effect redemptions in-kind with portfolio securities, which would subject redeeming shareholders to transaction costs in liquidating those securities. The Fund may also impose a redemption fee.
Unlisted Closed-End Interval Fund Structure
The Fund is organized as a continuously offered, diversified closed-end management investment company. Closed-end funds differ from open-end funds in that the shareholders of closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which

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typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not anticipate that any secondary market will develop for the Shares in the foreseeable future. Accordingly, an investment in the Fund, unlike an investment in a typical closed-end fund, should not be considered to be a liquid investment. In order to provide some liquidity to shareholders, the Fund is operated as an “interval fund” and will conduct quarterly repurchase offers for a limited amount of the Fund’s Shares (expected to be 5% per quarter, which is the minimum amount permitted).
The Fund believes that an unlisted closed-end structure is appropriate in light of the long-term nature of the Fund’s strategy and the characteristics of its portfolio because, among other things, certain features of open-end funds (such as daily redemptions, which can necessitate the premature sale of investments) could limit the Fund’s flexibility in implementing its investment strategy. Accordingly, an unlisted closed-end structure is expected to help the Fund achieve its investment objective. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund regardless of the Fund’s performance.

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PLAN OF DISTRIBUTION
The Fund is offering an unlimited number of shares of beneficial interest. The Fund does not impose minimum purchase requirements for initial or subsequent investments in Class P Shares. Shares are being offered through Goldman Sachs & Co. LLC (“GS&Co.” or the “Distributor”) through the Goldman Sachs Private Wealth Management business unit, the Goldman Sachs Trust Company, N.A., the Goldman Sachs Trust Company of Delaware, Goldman Sachs Wealth Services, L.P. or with certain intermediaries that are authorized to offer Class P Shares, at an offering price equal to the Fund’s then current NAV per Share.
If you purchase the Fund through an Intermediary, the Fund and/or its related companies may pay the Intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the Intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your Intermediary’s website for more information.
The distribution agreement between the Fund and the Distributor contains provisions for the indemnification of the Distributor by the Fund against liabilities resulting from material misstatements in the Fund’s registration statement (except to the extent a misstatement is based upon information furnished to the Fund by the Distributor).
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including but not limited to, this prospectus, the SAI and the Fund’s form of subscription agreement before deciding to invest in the Fund.
The Fund’s form of subscription agreement is governed by the laws of the State of Delaware. The Delaware courts shall have exclusive jurisdiction in relation to the subscription agreement.
The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any purchase order in whole or in part. Shareholders will not have the right to redeem their Shares. No market currently exists for the Fund’s Shares. The Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. The Fund operates as an “interval fund,” a type of fund which, in order to provide some liquidity to shareholders, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects that such quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”
The address of GS&Co. is 200 West Street, New York, New York 10282. GS&Co. also serves as the Fund’s transfer and dividend disbursing agent (as described above in “Other Service Providers—Transfer Agent”).

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SHAREHOLDER GUIDE
The following section will provide you with answers to some of the most frequently asked questions regarding buying and selling the Fund’s Shares.

Important Notice:
Class P Shares generally are available to the following investors:

•	Clients of the Goldman Sachs Private Wealth Management business unit (“GS PWM”) that custody their positions at Goldman Sachs & Co. LLC (“Goldman Sachs”);

•	Clients of The Goldman Sachs Trust Company, N.A. or The Goldman Sachs Trust Company of Delaware (collectively, the “Trust Companies”) that custody their positions at Goldman Sachs;

•
Clients of Goldman Sachs Wealth Services, L.P. (“GS Wealth Services”) that either custody their positions at Goldman Sachs or with certain intermediaries that are authorized to offer Class P Shares (“Authorized Institutions”) (such clients of GS PWM, the Trust Companies, and GS Wealth Services are collectively referred to herein as “GS Clients”); or

•	Other investors at the discretion of the Fund’s officers.
You may only purchase Class P Shares in accordance with the eligibility criteria described above. If you are a GS Client and propose to transfer your shares to another institution for any reason, or if you are no longer a GS Client, you may be required to tender your shares of the Fund for repurchase during the next repurchase offer, or at the discretion of the Fund’s officers, you may be able hold Class P Shares through another institution, which must be an Authorized Institution and the basis on which you hold such Class P Shares may be limited to hold and repurchase only. If available in such circumstances, in the alternative you may be able to choose to exchange your shares of the Fund for a different share class offered by the Fund, which is offered in another Prospectus. There is no guarantee that a different share class offered by the Fund will be available to clients of the institution to which you intend to transfer your shares or that an option to exchange will be made available. Moreover, the shares you receive in any exchange are subject to different (and possibly higher) fees and expenses (which affect performance). Information regarding these other share classes may be obtained from the institution to which you intend to transfer your shares or from the Transfer Agent by calling 1‑800‑526‑7384.
A repurchase is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. You should consult your tax adviser concerning the potential tax consequences of investing in Class P Shares. None of the Fund, the Investment Adviser, Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution will be responsible for any loss in an investor’s account or tax liability resulting from a repurchase or exchange of Class P Shares.
How to Buy Shares
Shares Offering
Shares of the Fund are continuously offered through the Distributor. The Fund and the Distributor have the sole right to accept orders to purchase shares and reserve the right to reject any purchase order in whole or in part. No market currently exists for the Fund’s Shares. The Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. Neither the Investment Adviser, nor the Distributor, intends to make a market in the Fund’s Shares. Shares of the Fund are not eligible for purchase by registered investment companies or BDCs to the extent such acquisition is in reliance on Rule 12d1-4 under the 1940 Act.

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How Can I Purchase Shares of the Fund?
If you are a GS Client, you may purchase shares of the Fund through Goldman Sachs, the Trust Companies, GS Wealth Services, or an Authorized Institution. Goldman Sachs, the Trust Companies, GS Wealth Services, and Authorized Institutions have been authorized by the Fund to accept purchase, repurchase or exchange orders on behalf of the Fund for GS Clients. In order to make an initial investment in the Fund you must furnish to Goldman Sachs, the Trust Companies, GS Wealth Services or your Authorized Institution the information in the account application.
To open an account, contact Goldman Sachs, the Trust Companies, GS Wealth Services or your Authorized Institution. Goldman Sachs, the Trust Companies, GS Wealth Services, and Authorized Institutions will normally give order instructions on behalf of GS Clients to Goldman Sachs, acting in its capacity as the Fund’s transfer agent (the “Transfer Agent”). Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution, as applicable, is responsible for transmitting accepted orders and payments to the Transfer Agent within the time period agreed upon by them and will set times by which orders and payments must be received by them from GS Clients. The Fund, Transfer Agent, Investment Adviser and their affiliates will not be responsible for any loss in connection with orders that are not transmitted to the Transfer Agent on a timely basis.
The Fund will be deemed to have received an order for purchase or repurchase of Fund Shares when the order is accepted in “proper form” by any of the Transfer Agent, Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution, as applicable, on a business day, and the order will be priced at the Fund’s current NAV per share next determined after acceptance by any of the Transfer Agent, Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution, as applicable. Proper form generally means that specific trade details and customer identifying information must be received by the Transfer Agent at the time an order is submitted. Goldman Sachs, the Trust Companies, GS Wealth Services and Authorized Institutions may have different requirements regarding what constitutes proper form for trade instructions. Please contact Goldman Sachs, the Trust Companies, GS Wealth Services or your Authorized Institution for more information.
What is My Minimum Investment in the Fund?
No minimum amount is required for initial purchases or additional investments in Class P Shares.
What Should I Know When I Purchase Shares?
All recordkeeping, transaction processing and payments of distributions relating to your account will be performed by Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution, as applicable, and not by the Fund and its Transfer Agent. Since the Fund will have no record of your transactions, you should contact Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution, as applicable, to purchase or repurchase shares, to make changes in or give instructions concerning your account or to obtain information about your account. If you transfer your shares, the Fund reserves the right to repurchase your shares. The Fund, the Investment Adviser, Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution will not be responsible for any loss in an investor’s account or tax liability resulting from such a repurchase.
Goldman Sachs, the Trust Companies, GS Wealth Services, and Authorized Institutions that invest in shares on behalf of GS Clients may charge fees directly to the GS Clients’ accounts in connection with their investments. You should contact Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution for information regarding such charges, as these fees, if any, may affect the return that GS Clients realize with respect to their investments.

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The Investment Adviser, Distributor and/or their affiliates may make payments or provide services to Authorized Institutions and other persons to promote the sale, distribution and/or servicing of shares of the Fund and other funds managed by the Investment Adviser and/or certain of its advisory affiliates (“Goldman Sachs Funds”). These payments are made out of the Investment Adviser’s, Distributor’s and/or their affiliates’ own assets, and are not an additional charge to the Fund. Such payments are intended to compensate Authorized Institutions and other persons for, among other things: marketing shares of the Fund and other Goldman Sachs Funds, which may consist of payments relating to the Fund’s inclusion on preferred or recommended fund lists or in certain sales programs sponsored by the recipients; access to Authorized Institutions’ registered representatives, advisors or salespersons, including at conferences and other meetings; assistance in training and education of personnel; marketing support; the provision of analytical or other data to the Investment Adviser or its affiliates relating to sales of shares of the Fund and other Goldman Sachs Funds; the support or purchase of technology platforms/software; and/or other specified services intended to assist in the distribution and marketing of the Fund and other Goldman Sachs Funds, including provision of consultative services to the Investment Adviser or its affiliates relating to marketing and/or sale of shares of the Fund and other Goldman Sachs Funds. The payments may also, to the extent permitted by applicable regulations, sponsor various trainings and educational programs. The payments by the Investment Adviser, Distributor and/or their affiliates, which are in addition to the fees paid for these services by the Fund, may also compensate Authorized Institutions and other persons for sub‑accounting, sub‑transfer agency, administrative, shareholder processing and/or recordkeeping services. These additional payments may exceed amounts earned on these assets by the Investment Adviser, Distributor and/or their affiliates for the performance of these or similar services. The amount of these additional payments is normally not expected to exceed 0.50% (annualized) of the amount sold or invested through the recipients. In addition, certain Authorized Institutions may have access to certain services from the Investment Adviser, Distributor and/or their affiliates, including research reports, economic analysis, and portfolio analysis, portfolio construction and similar tools and software. In certain cases, Authorized Institutions may not pay for these products or services or may only pay for a portion of the total cost of these products or services. Please refer to the “Payments to Others (Including Intermediaries)” section of the SAI for more information about these and similar payments and services.
The payments made by the Investment Adviser, Distributor and/or their affiliates and the services provided by each of Goldman Sachs, the Trust Companies, GS Wealth Services, Authorized Institution, or other person may differ. The presence of these and similar payments, receipt of these services and the basis on which Goldman Sachs, the Trust Companies, GS Wealth Services, or an Authorized Institution compensates its registered representatives, advisors or salespersons may create an incentive for a particular registered representative, advisor, salesperson, or other person to highlight, feature or recommend the Fund based, at least in part, on the level of compensation paid. You should contact Goldman Sachs, the Trust Companies, GS Wealth Services, your Authorized Institution, or any other person that provides services to you, for more information about the payments it receives and any potential conflicts of interest.
What Else Should I Know about Share Purchases?
The Fund reserves the right to:

•
Require Goldman Sachs, the Trust Companies, GS Wealth Services, or an Authorized Institution to refuse to open an account if you fail to (i) provide a taxpayer identification number, a Social Security Number or other government-issued identification (e.g., for an individual, a driver’s license or passport); or (ii) certify that such number or other information is correct (if required to do so under applicable law).

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•	Reject or restrict any purchase order by a particular purchaser (or group of related purchasers) for any reason in its discretion.

•	Close the Fund to new investors from time to time and reopen the Fund whenever it is deemed appropriate by the Investment Adviser.

•	Provide for, modify or waive the minimum investment requirements.

•	Modify the manner in which shares are offered.

•	Modify the sales charge rate applicable to future purchases of shares.
Shares of the Fund are only registered for sale in the United States and certain of its territories. Generally, shares of the Fund will only be offered or sold to “U.S. persons” and all offerings or other solicitation activities will be conducted within the United States, in accordance with the rules and regulations of the Securities Act of 1933, as amended (“Securities Act”).
The Fund may allow you to purchase shares through Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution with securities instead of cash if consistent with the Fund’s investment policies and operations and approved by the Investment Adviser.
Notwithstanding the foregoing, the Fund, Goldman Sachs, the Trust Companies, GS Wealth Services and any Authorized Institution reserve the right to reject or restrict purchase requests from any investor. The Fund, Goldman Sachs, the Trust Companies and GS Wealth Services will not be liable for any loss resulting from rejected purchase orders.
Please be advised that abandoned or unclaimed property laws for certain states (to which your account may be subject) require financial organizations to transfer (escheat) unclaimed property (including shares of the Fund) to the appropriate state if no activity occurs in an account for a period of time specified by state law. For IRA accounts escheated to a state under these abandoned property laws, the escheatment will generally be treated as a taxable distribution to you; federal and any applicable state income tax will be withheld. This may apply to your Roth IRA as well.
Customer Identification Program. Federal law requires the Fund to obtain, verify and record identifying information for certain investors, which will be reviewed solely for customer identification purposes, which may include the name, residential or business street address, date of birth (for an individual), Social Security Number or taxpayer identification number or other information for each investor who opens an account directly with the Fund. Applications without the required information may not be accepted by the Fund. Throughout the life of your account, the Fund may request updated identifying information in accordance with their Customer Identification Program. After accepting an application, to the extent permitted by applicable law or their Customer Identification Program, the Fund reserves the right to: (i) place limits on transactions in any account until the identity of the investor is verified; (ii) refuse an investment in the Fund; or (iii) involuntarily repurchase an investor’s shares and close an account in the event that the Fund is unable to verify an investor’s identity or are unable to obtain all required information. The Fund and its agents will not be responsible for any loss or tax liability in an investor’s account resulting from the investor’s delay in providing all required information or from closing an account and repurchasing an investor’s shares pursuant to their Customer Identification Program.
How are Shares Priced?
The price you pay when you buy Shares is the Fund’s next-determined NAV per share after any of the Transfer Agent, Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution, as applicable, has received and accepted your order in proper form. The price you receive

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when the Fund repurchases your Shares may be reduced by any applicable fees. The NAV per share is generally calculated as follows:

NAV per Share =	(Value of Assets of the Class) – (Liabilities of the Class)

Number of Outstanding Shares of the Class
The Fund’s investments for which market quotations are readily available are valued at market value on the basis of quotations provided by pricing sources. If accurate quotations are not readily available, if the Fund’s fund accounting agent is unable for other reasons to facilitate pricing of individual securities or calculate the Fund’s NAV, or if the Investment Adviser believes that such quotations do not accurately reflect fair value, the fair value of the Fund’s investments may be determined in good faith under valuation procedures approved by the Board. Thus, such pricing may be based on subjective judgments and it is possible that the prices resulting from such valuation procedures may differ materially from the value realized on a sale. Cases where there is no clear indication of the value of the Fund’s investments include, among others, situations where a security or other asset or liability does not have a price source or a price is unavailable.
Equity securities listed on an exchange are generally valued at the last available sale price on the exchange on which they are principally traded. To the extent the Fund invests in foreign equity securities, “fair value” prices will be provided by an independent third-party pricing (fair value) service in accordance with the fair value procedures approved by the Board. Fair value prices are used because many foreign markets operate at times that do not coincide with those of the major U.S. markets. Events that could affect the values of foreign portfolio holdings may occur between the close of the foreign market and the time of determining the NAV, and would not otherwise be reflected in the NAV.
Fixed income securities are generally valued on the basis of prices (including evaluated prices) and quotations provided by pricing sources. Pricing sources may use matrix pricing or valuation models, which utilize certain inputs and assumptions, including, but not limited to, yield or price with respect to comparable fixed income securities, to determine current value. Pricing sources generally value fixed income securities assuming orderly transactions of an institutional round lot size, but the Fund may hold or transact in such securities in smaller odd lot sizes. Odd lots may trade at lower prices than institutional round lots.
Investments in open‑end registered investment companies (if any), excluding investments in ETFs, are valued based on the NAV of those open‑end registered investment companies (which may use fair value pricing as discussed in their prospectuses). Investments in CEFs and ETFs will generally be valued at the last sale price or official closing price on the exchange on which they are principally traded.
The Board has designated the Investment Adviser as the valuation designee to perform fair valuations pursuant to Rule 2a-5 under the 1940 Act. If market quotations are not readily available (as is generally the case with respect to Private Real Estate Investment Funds, Non‑Traded REITs and other investment vehicles for which no secondary market exists (collectively, “Non‑Traded Funds”)), investments are valued at fair value as determined by the Investment Adviser. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Investment Adviser believes to be reliable. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

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The Investment Adviser expects to estimate the fair value of the Fund’s investment in each Non‑Traded Fund using the NAV provided by the general partner or manager of the Non‑Traded Fund, which is expected to be calculated in a manner consistent with the principles of Financial Accounting Standards Board, Topic 946. To determine the NAV of the Fund with respect to investments in Non‑Traded Funds, the Investment Adviser relies on information that it receives from the Non‑Traded Fund, adjusted on a daily basis, based on market movement of proxies. The Investment Adviser will consider whether any further adjustment is necessary based on available information, including additional information received from the Non‑Traded Fund and any other information that the Investment Adviser deems pertinent.
The Board has approved procedures pursuant to which the Fund will value its investments and ensure that valuations of Non‑Traded Fund interests meet the relevant criteria to rely on the practical expedient methodology. The Board has delegated to the Investment Adviser general responsibility for determining, in accordance with such procedures, the value of such investments. The Investment Adviser may rely upon any valuations provided to it by Non‑Traded Funds, but is not obligated to do so. To the extent the Investment Adviser so relies, the Fund is subject to the risk that such valuations are inaccurate. In addition, if the Non‑Traded Fund does not fully and completely accrue for any taxes expected to be borne by entities under its control, the Investment Adviser will not be able to reflect such taxes in the audited financial statements it provides to shareholders. In addition, the Investment Adviser may or may not value the Non‑Traded Funds consistently with how the same or similar investments are valued by Goldman Sachs. The Investment Adviser shall also have discretion to assess the Non‑Traded Funds and to assign values as it believes are reasonable, and to adjust valuations of the Non‑Traded Funds based on hedging activities undertaken by the Fund. The Investment Adviser shall also have the discretion to use other valuation methods that it determines, in its discretion, are fair and reasonable. Since there is no established market for Non‑Traded Funds, the valuation of Non‑Traded Funds is difficult and not without uncertainty and may not necessarily reflect the valuation of their respective underlying assets.
The Investment Adviser’s error policy and the Fund’s NAV error correction policy limit or restrict when corrective action will be taken.
Other Information Regarding Valuation
In addition, the Investment Adviser, consistent with its procedures and applicable regulatory guidance, may (but need not) determine to make an adjustment to the previous closing prices of either domestic or foreign securities in light of significant events, to reflect what it believes to be the fair value of the securities at the time of determining the Fund’s NAV. Significant events that could affect a large number of securities in a particular market may include, but are not limited to: situations relating to one or more single issuers in a market sector; significant fluctuations in U.S. or foreign markets; market dislocations; market disruptions or unscheduled market closings; equipment failures; natural or man‑made disasters or acts of God; armed conflicts; governmental actions or other developments; as well as the same or similar events which may affect specific issuers or the securities markets even though not tied directly to the securities markets. Other significant events that could relate to a single issuer may include, but are not limited to: corporate actions such as reorganizations, mergers and buyouts; corporate announcements, including those relating to earnings, products and regulatory news; significant litigation; ratings downgrades; bankruptcies; and trading limits or suspensions.
One effect of using an independent third-party pricing (fair value) source and fair valuation may be to reduce stale pricing arbitrage opportunities presented by the pricing of Fund Shares. However, it involves the risk that the values used by the Fund to price its investments may be different from those used by other investment companies and investors to price the same investments.

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Please note the following with respect to the price at which your transactions are processed:

•
NAV per share of each share class is generally calculated by the Fund’s fund accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) or such other times as the New York Stock Exchange or NASDAQ market may officially close. This occurs after the determination, if any, of the income to be declared as a dividend.

•
The Fund reserves the right to reprocess purchase (including dividend reinvestments) and repurchase transactions that were processed at a NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV, as adjusted.

•	The Fund reserves the right to advance the time by which purchase orders must be received for same business day credit as otherwise permitted by the SEC.
Consistent with industry practice, investment transactions not settling on the same day are recorded and factored into the Fund’s NAV on the business day following trade date (T+1). The use of T+1 accounting generally does not, but may, result in a NAV that differs materially from the NAV that would result if all transactions were reflected on their trade dates.
Note: The time at which transactions and Shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange and/or the bond markets is stopped at a time other than their regularly scheduled closing time. In the event the New York Stock Exchange and/or the bond markets do not open for business, the Fund may, but is not required to, open for purchase transactions if the Federal Reserve wire payment system is open. To learn whether the Fund is open for business during this situation, please call 1‑800‑621‑2550.
Foreign securities may trade in their local markets on days the Fund is closed. As a result, if the Fund holds foreign securities, its NAV may be impacted on days when investors may not purchase or tender for repurchase Fund Shares.
The Fund relies on various sources to calculate its NAV. The ability of the Fund’s fund accounting agent to calculate the NAV per share of each share class of the Fund is subject to operational risks associated with processing or human errors, systems or technology failures, cyber attacks and errors caused by third party service providers, data sources, or trading counterparties. Such failures may result in delays in the calculation of the Fund’s NAV and/or the inability to calculate NAV over extended time periods. The Fund may be unable to recover any losses associated with such failures. In addition, if the third-party service providers and/or data sources upon which the Fund directly or indirectly relies to calculate its NAV or price individual securities are unavailable or otherwise unable to calculate the NAV correctly, it may be necessary for alternative procedures to be utilized to price the securities at the time of determining the Fund’s NAV.
Common Questions Regarding Share Class Exchanges
What Should I Know about Share Class Exchanges?
Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange his or her shares to another class of Fund Shares in a non‑taxable transaction; provided that such shareholder meets the requirements of the new share class.

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How to Sell Shares
Periodic Repurchase Offers
The Fund has adopted the following fundamental policies, which cannot be changed without the vote of a majority of Fund shareholders, in order to repurchase its Shares:

•
On a quarterly basis, in the months of March, June, September and December, the Fund will make an offer to repurchase a designated percentage of the outstanding Shares from shareholders (a “Repurchase Offer”), pursuant to Rule 23c‑3 under the 1940 Act, as it may be amended from time to time.

•
The Fund will repurchase only Shares that are tendered by the Repurchase Request Deadline. The Board will establish the Repurchase Request Deadline for each Repurchase Offer, but such date may be revised by the Fund’s officers, in their sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.

•	There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the Repurchase Pricing Date.
The Fund normally will repurchase Shares that are tendered by the Repurchase Request Deadline and accepted for repurchase at the NAV determined as of the Fund’s close of business (which is generally the close of business of The New York Stock Exchange, normally 4:00 p.m. Eastern time) on the Repurchase Pricing Date. The Fund anticipates that the Repurchase Pricing Date for a Repurchase Offer normally will be the same date as the Repurchase Request Deadline for that Repurchase Offer. The Fund may also make discretionary repurchase offers in addition to the quarterly Repurchase Offer period once every two years.
Repurchase Offer Amounts. Each quarter, the Fund, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a particular Repurchase Offer. The Repurchase Offer Amount will be at least 5% but not more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline. In connection with any given Repurchase Offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares on the Repurchase Request Deadline. If shareholders tender more than the Repurchase Offer Amount for a particular Repurchase Offer, the Board may determine to increase the Repurchase Offer Amount by up to an additional 2% of the Shares outstanding on the Repurchase Request Deadline.
The Fund may not be able to repurchase the entire amount of Shares a shareholder has tendered in a Repurchase Request for a particular Repurchase Offer if the aggregate tenders exceed the Repurchase Offer Amount and, when applicable, the additional up to 2% of Shares offered to be repurchased by the Fund.
Certain shareholders, including Goldman Sachs Private Wealth Management clients and other clients or affiliates of the Investment Adviser and/or other funds managed by the Investment Adviser, may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased in connection with any Repurchase Offer. See “Shareholder Guide—How to Sell Shares—Oversubscribed Repurchases Offers.”

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Repurchase Offer Notices. The Fund will send shareholders or Authorized Institutions a Repurchase Offer Notice. Authorized Institutions, in turn, are responsible for providing the Repurchase Offer Notice to their respective customers who are shareholders of the Fund. The Fund will send the Repurchase Offer Notice to shareholders or Authorized Institutions at least 21 calendar days but not more than 42 calendar days before the Repurchase Request Deadline for a Repurchase Offer. Shareholders who purchase Shares after the mailing of the Repurchase Offer Notice may not receive a hard copy of the Repurchase Offer Notice, but may access the Repurchase Offer Notice via the Fund’s website at am.gs.com and via the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. The Repurchase Offer Notice will include information about the Repurchase Offer, including:

•	The percentage of the Fund’s Shares to be repurchased.

•	The Fund’s NAV (computed no more than seven days before the date of the Repurchase Offer Notice) and means by which shareholders may ascertain a more recent statement of the Fund’s NAV.

•	How you may request the Fund to repurchase your Shares and your right to withdraw or modify your tender until the Repurchase Request Deadline.

•	The Repurchase Request Deadline.

•	The procedures under which the Fund may repurchase Shares on a pro rata basis.

•	The Repurchase Pricing Date.

•	The risk that the Fund’s NAV will fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date (to the extent they are different).

•
The Repurchase Payment Deadline, which is the date by which the Fund will send the payment to shareholders for Shares accepted for repurchase. The date will be not more than 7 calendar days after the Repurchase Pricing Date.

•	The circumstances in which the Fund may suspend or postpone a Repurchase Offer.
Repurchase Requests. A shareholder may tender all or some of his or her Shares for repurchase. You may withdraw or change a repurchase request at any time up until the Repurchase Request Deadline for a particular Repurchase Offer, but not after that date. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Shares may be retendered by following the procedures described in this Prospectus prior to the Repurchase Request Deadline. The Repurchase Request Deadline will be strictly observed.
Repurchase Pricing Date. The repurchase price of the Shares for a particular Repurchase Offer will be the NAV determined as of the close of the New York Stock Exchange on the Repurchase Pricing Date for that Repurchase Offer (adjusted for any applicable CDSCs). The Fund anticipates that the Repurchase Pricing Date for a Repurchase Offer normally will be the same date as the Repurchase Request Deadline for that Repurchase Offer. In that case, the Fund will set the Repurchase Request Deadline for a time no later than the close of the New York Stock Exchange on that date. The Fund, however, may choose to make the Repurchase Pricing Date for a Repurchase Offer as many as 14 calendar days after the Repurchase Request Deadline for that Repurchase Offer. If that day is not a regular business day, then the Repurchase Pricing Date for that Repurchase Offer will be the following regular business day. The Fund’s NAV may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline and the Repurchase Pricing Date could be higher or lower than on the date you submit a repurchase request.

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The Fund does not presently plan to deduct any repurchase fees from the repurchase proceeds. However, in the future the Board may determine to impose a repurchase fee payable to the Fund to help it defray its expenses of making Repurchase Offers. Any such fee will not exceed 2% of the proceeds of a Repurchase Offer.
Repurchase Payment Deadline. The Fund expects to distribute repurchase proceeds in cash to shareholders between one and three business days and will distribute such repurchase payments, but no later than seven calendar days after each Repurchase Pricing Date.
Oversubscribed Repurchase Offers. The Fund may not be able to repurchase the entire amount of Shares a shareholder has tendered in a repurchase request for a particular Repurchase Offer if the aggregate tenders exceed the Repurchase Offer Amount and, when applicable, the additional up to 2% of Shares (described above) offered to be repurchased by the Fund. The aggregate tenders include Shares that the Fund determines to repurchase as described under “What Else Do I Need to Know About Repurchases?” If Fund shareholders tender more Shares than the Fund decides to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis, rounded down to the nearest .001 of a Share. With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder. The Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. The Fund’s ability to accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares before prorating other amounts tendered may be restricted for shares held at certain financial intermediaries.
If a Repurchase Offer is oversubscribed, shareholders may be unable to liquidate some or all of their investment during that Repurchase Offer. In that case, the shareholder may have to wait until a later Repurchase Offer to tender Shares for repurchase and would be subject to the risk of NAV fluctuations during that period. Shareholders must submit a new repurchase request for that Repurchase Offer. Any subsequent Repurchase Offer may also be oversubscribed.
Suspension or Postponement of Repurchase Offers. The Fund may postpone or suspend Repurchase Offers. A postponement or suspension may occur only if approved by a vote of a majority of the Board, including a majority of the independent Trustees. The Fund or Authorized Institutions will send you a notice if there is a suspension or postponement of a Repurchase Offer and if a Repurchase Offer is renewed after a suspension or postponement. A suspension or postponement may be done only in limited circumstances. These circumstances include the following:

•	The repurchase of Shares would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code.

•	During an emergency that makes it impractical for the Fund to dispose of securities it owns or to determine the NAV of the Fund’s Shares.

•	During other periods that the SEC permits the suspension or postponement of offers by the Fund for the protection of its shareholders.

•
If the Fund’s Shares were to be listed on a stock exchange or quoted on an inter-dealer quotation system of a national securities association (such as NASDAQ) and the repurchase would cause the Shares to lose that listing or quotation, or

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•
During any period in which the New York Stock Exchange or any other market on which the Fund’s portfolio securities are traded is closed (other than customary weekend or holiday closings) or trading in those markets is restricted.

Repurchase Offers Liquidity Requirement. From the time the Fund or Authorized Institutions sends a Repurchase Offer Notice to shareholders until the Repurchase Pricing Date, the Fund must maintain liquid assets at least equal to the Repurchase Offer Amount. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period equal to the period between the Repurchase Request Deadline and the Repurchase Payment Date, or which mature by the Repurchase Payment Date.
You may submit a repurchase request either to the Fund directly or through Authorized Institutions. Customers of an Authorized Institution will normally give their repurchase instructions to the Authorized Institution, and the Authorized Institutions will, in turn, place repurchase orders with the Fund. The Fund may transfer repurchase proceeds to an account with your Authorized Institution. In the alternative, your Authorized Institutions may request that repurchase proceeds be sent to you by check or wire (if the wire instructions are designated in the current records of the Transfer Agent).
When Do I Need a Medallion Signature Guarantee?
Generally, a repurchase request must be in writing and signed by an authorized person with a Medallion signature guarantee if:

•	You would like the repurchase proceeds sent to an address that is not your address of record; or

•	You would like the repurchase proceeds sent to a domestic bank account that is not designated in the current records of the Transfer Agent.
A Medallion signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Fund. A notary public cannot provide a Medallion signature guarantee. The written request may be confirmed by telephone with both the requesting party and the designated Authorized Institution to verify instructions. Additional documentation may be required.
What Do I Need to Know About Telephone Repurchase Requests?
The Fund and Goldman Sachs will not be liable for any loss or tax liability you may incur in the event that the Fund accepts unauthorized telephone repurchase requests that the Fund reasonably believes to be genuine. The Fund may accept telephone repurchase instructions from any person identifying himself or herself as the owner of an account or the owner’s registered representative where the owner has not declined in writing to use this service. Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution may submit repurchase requests by telephone on your behalf. Thus, you risk possible losses if telephone repurchase instructions are not authorized by you.
In an effort to prevent unauthorized or fraudulent repurchase requests by telephone, the Transfer Agent and SS&C Global Investor & Distribution Solutions, Inc. each employ reasonable procedures specified by the Fund to confirm that such instructions are genuine. The following general policies are currently in effect:

•	Telephone requests are recorded.

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•
Proceeds of telephone repurchase requests will be sent to your address of record or authorized account designated in the current records of the Transfer Agent (unless you provide written instructions and a Medallion signature guarantee indicating another address or account).

•
For the 30‑day period following a change of address, telephone repurchases will only be filled by a wire transfer to the authorized account designated in the current records of the Transfer Agent (see immediately preceding bullet point). In order to receive the repurchase proceeds by check during this time period, a repurchase request must be in the form of a written letter with a Medallion signature guarantee.

•
The telephone repurchase option does not apply to shares held in an account maintained and serviced by your Authorized Institution. If your shares are held in an account with an Authorized Institution, you should contact your registered representative of record, who may make telephone repurchase requests on your behalf.

•	The telephone repurchase option may be modified or terminated at any time without prior notice.
How are Repurchase Proceeds Paid?
By Wire: You may arrange for your repurchase proceeds to be paid as federal funds to an account with Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution or to a domestic bank account designated in the current records of the Transfer Agent. In addition, repurchase proceeds may be transmitted through an electronic trading platform to an account with Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution. The following general policies govern wiring repurchase proceeds:

•
Repurchase proceeds will normally be paid in federal funds, between one and two business days (or such other times in accordance with the requirements of Goldman Sachs, the Trust Companies, GS Wealth Services, or your Authorized Institution) following receipt of a properly executed repurchase request. However, repurchase proceeds may be paid up to seven calendar days following the Repurchase Pricing Date.

•	If you are tendering for repurchase Shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

•	If the Federal Reserve Bank is closed on the day that the repurchase proceeds would ordinarily be wired, wiring the repurchase proceeds may be delayed until the Federal Reserve Bank reopens.

•
To change the bank wiring instructions designated in the current records of the Transfer Agent, you must send written instructions, signed by an authorized person designated in the current records of the Transfer Agent. A Medallion signature guarantee may be required if you are requesting a repurchase in conjunction with the change.

•
None of the Fund, the Investment Adviser or the Transfer Agent assumes any responsibility for the performance of your bank, Goldman Sachs, the Trust Companies, GS Wealth Services, or Authorized Institution in the transfer process. If a problem with such performance arises, you should deal directly with your bank, Goldman Sachs, the Trust Companies, GS Wealth Services, or Authorized Institution.

By Check: You may elect to receive your repurchase proceeds by check. Repurchase proceeds paid by check will be paid to shareholders no later than seven days after the Repurchase Pricing Date. If you are tendering for repurchase Shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

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What Else Do I Need to Know about Repurchases?
The following generally applies to repurchase requests:

•	Additional documentation may be required when deemed appropriate by the Transfer Agent. A repurchase request will not be in proper form until such additional documentation has been received.

•
Goldman Sachs, the Trust Companies, GS Wealth Services and Authorized Institutions are responsible for the timely transmittal of repurchase requests by GS Clients to the Transfer Agent. In order to facilitate the timely transmittal of repurchase requests, Goldman Sachs, the Trust Companies, GS Wealth Services and Authorized Institutions may set times by which they must receive repurchase requests. Goldman Sachs, the Trust Companies, GS Wealth Services or Authorized Institutions may also require additional documentation from you.

•
As disclosed above, if you are a GS Client and propose to transfer your shares to another institution for any reason, you may be required to either tender your shares of the Fund for repurchase or if available, you may be able to choose to exchange your shares of a Fund for a different share class offered by the Fund, which may be offered in another Prospectus.

The Fund reserves the right to:

•	Repurchase your Shares in the event any of Goldman Sachs, the Trust Companies, GS Wealth Services or your Authorized Institution is no longer authorized to offer Class P Shares.

•
Repurchase your shares in the case of actual or suspected threatening conduct or actual or suspected fraudulent, suspicious or illegal activity by you or any other individual associated with your account.

•	Subject to applicable law, repurchase your Shares in other circumstances determined by the Board to be in the best interest of the Fund.

•
Reinvest any amounts (e.g., dividends, distributions or repurchase proceeds) which you have elected to receive by check should your check remain uncashed for more than 180 days. No interest will accrue on amounts represented by uncashed checks. Your check will be reinvested in your account at the NAV on the day of the reinvestment. When reinvested, those amounts are subject to the risk of loss like any Fund investment. If you elect to receive distributions in cash and a check remains uncashed for more than 180 days, your cash election may be changed automatically to reinvest and your future dividend and capital gains distributions will be reinvested in the Fund at the NAV as of the date of payment of the distribution. This provision may not apply to certain retirement or qualified accounts, accounts with a non‑U.S. address or closed accounts.

•	Charge an additional fee in the event a repurchase is made via wire transfer.

•	Terminate your account if you are no longer a GS Client, or otherwise no longer eligible to invest in Class P Shares of the Fund.
The Fund’s repurchases described above will be conducted as part of the Fund’s periodic Repurchase Offers and be subject to the applicable Repurchase Pricing Date and Repurchase Payment Deadline. The Fund will provide the shareholder concerned an advance notice of the Fund’s intention to repurchase the shareholder’s Shares even if not voluntarily tendered.
None of the Fund, the Investment Adviser, Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution will be responsible for any loss in an investor’s account or tax liability resulting from an involuntary repurchase.

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What Types of Reports Will I be Sent Regarding My Investment?
Each of Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution is responsible for providing any communication from the Fund to shareholders, including but not limited to, prospectuses, prospectus supplements, Repurchase Offer Notices, proxy materials and notices regarding the source of dividend payments under Section 19 of the 1940 Act. They may charge additional fees not described in the Prospectus to GS Clients for such services.
Goldman Sachs, the Trust Companies, GS Wealth Services or an Authorized Institution will provide you with a printed confirmation of each transaction in your account and a monthly account statement.
You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting the Fund, Goldman Sachs, the Trust Companies, GS Wealth Services or your Authorized Institution at the appropriate phone number or the following address:
Goldman Sachs Funds
71 South Wacker Drive, Suite 1200
Chicago, IL 60606
The Fund will begin sending individual copies to you within 30 days after receipt of your revocation.
Mandatory Repurchases and Redemptions. The Fund may also repurchase and/or redeem Shares of a Shareholder without consent or other action by the Shareholder or other person, in accordance with the terms of its Amended and Restated Declaration of Trust and the 1940 Act, including Rules 23c-1 and 23c-2 under the 1940 Act, if the Fund determines that:

•
ownership of Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•
continued ownership of Shares by a Shareholder may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Investment Adviser or any of their affiliates, or may subject the Fund or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•
with respect to a Shareholder subject to special regulatory or compliance requirements, such as those imposed by the U.S. Bank Holding Company Act of 1956, as amended, certain Federal Communications Commission regulations, or the Employee Retirement Income Security Act of 1974, as amended, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares;

•	the Shareholder’s estate submits a tender request and proof of owner’s death; or

•	the disabled Shareholder’s legal representative submits tender request and proof of qualified disability.

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TAXATION
GOLDMAN SACHS DOES NOT PROVIDE LEGAL, TAX OR ACCOUNTING ADVICE. EACH PROSPECTIVE INVESTOR SHOULD OBTAIN INDEPENDENT TAX ADVICE BASED ON ITS PARTICULAR SITUATION.
The discussion below and certain disclosure in the SAI provide general U.S. federal tax information related to an investment in Shares of the Fund. Because tax laws are complex and often change, Shareholders should consult their tax advisors about the tax consequences of an investment in the Fund. Unless otherwise noted, the following tax discussion applies only to U.S. Shareholders that hold the Shares as capital assets. A U.S. Shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source.
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code. To qualify under Subchapter M for the favorable tax treatment accorded to RICs, the Fund must, among other things: (1) distribute to its Shareholders in each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and its net tax-exempt income; (2) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash, cash items, U.S. government securities and securities of other RICs, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is represented by the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships. As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its Shareholders. The Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.
If the Fund failed to qualify for the favorable tax treatment accorded to RICs in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its Shareholders, and all distributions out of earnings and profits would be taxed to Shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

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A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a 4% excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income or gain on which it paid U.S. federal income tax.
Distributions to Shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Shareholder as a return of capital which will be applied against and reduce the Shareholder’s basis in his or her Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s basis in his or her Shares, the excess will be treated by the Shareholder as gain from a sale or exchange of the Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate Shareholders.
Under applicable treasury regulations, properly reported dividends paid by the Fund that are attributable to the Fund’s “qualified REIT dividends” (generally, ordinary income dividends paid by a REIT, not including capital gain dividends or dividends treated as qualified dividend income) may be eligible for the 20% deduction described in Section 199A of the Code in the case of non-corporate U.S. common shareholders, provided that certain holding period and other requirements are met by the shareholder and the Fund. There can be no assurance as to what portion of the Fund’s distributions will qualify for such deduction.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares of the Fund pursuant to the Plan. Shareholders receiving distributions in the form of additional Shares of the Fund will be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash, unless the Fund issues additional Shares with a fair market value equal to or greater than net asset value, in which case, such Shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares. The additional Shares received by a Shareholder pursuant to the Plan will have a new holding period commencing on the day following the day on which the Shares were credited to the Shareholder’s account.
Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Shareholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Fund (and received by Shareholders) on December 31 of the year in which declared.
In general, the sale or other disposition of Shares (except pursuant to a repurchase by the Fund, as described below) will result in capital gain or loss to Shareholders. A holder’s gain or loss generally will be a long-term capital gain or loss if the Shares have been held for more than one year. Present law taxes both long-and short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently eligible for reduced rates of taxation. Losses realized by a holder on the sale or exchange of Shares held for six

174

months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains, as discussed under “Certain Tax Considerations and Risks” in the SAI) with respect to such Shares. In addition, no loss will be allowed on the sale or other disposition of Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.
From time to time, the Fund may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing Shares of the Fund.
The Fund may be required to withhold from all distributions and repurchase proceeds payable to U.S. Shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Certain Shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.
If a Shareholder (other than a partnership) is not a U.S. Shareholder (other than such a Shareholder whose ownership of Shares is effectively connected with a U.S. trade or business), certain dividends received by such Shareholder from the Fund may be subject to U.S. federal withholding tax. To the extent that Fund distributions consist of ordinary dividends that are subject to withholding, the applicable withholding agent will generally be required to withhold U.S. federal income tax at the rate of 30% (or such lower rate as may be determined in accordance with any applicable treaty). However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to Shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if they had been received directly by a non-U.S. Shareholder, and that satisfy certain other requirements. It is expected that the Fund will generally report short-term gains, to the extent permitted, but the Fund does not intend to report any distributions attributable to interest income. Therefore, all distributions of interest income will be subject to withholding when paid to non-U.S. investors. Net capital gain dividends (that is, distributions of the excess of net long-term capital gain over net short-term capital loss) distributed by the Fund to a non-U.S. Shareholder will not be subject to U.S. federal withholding tax.
The Fund may be required to withhold from distributions to a non-U.S. Shareholder that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the non-U.S. Shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any ordinary dividends and other

175

distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of Shares.
The foregoing tax discussion is for general information only. The provisions of the Code and regulations thereunder presently in effect as they directly govern the taxation of the Fund and its Shareholders are subject to change by legislative or administrative action, and any such change may be retroactive with respect to the Fund’s transactions. The foregoing does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. Shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax. Additional information can be found in the section entitled “CERTAIN TAX CONSIDERATIONS AND RISKS” in the SAI.
Shareholders are advised to consult with their own tax advisors for more detailed information concerning federal income tax matters.

176

LEGAL MATTERS
Certain legal matters in connection with the Shares will be passed upon for the Fund by Dechert LLP, New York, New York.

177

Goldman Sachs Real Estate Diversified Income Fund
Class P Shares

PROSPECTUS

January 28, 2026
All dealers that effect transactions in the Fund’s Class P Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

RLDVINCPRO-26P

STATEMENT OF ADDITIONAL INFORMATION

DATED JANUARY 28, 2026

Goldman Sachs Real Estate Diversified Income Fund

Class A Shares (GSRDX), Class C Shares (GSREX), Class I Shares (GSRHX), Class L Shares (GSRJX),

Class W Shares (GSRQX), and Class P Shares (GCADX) of Beneficial Interest

200 West Street

New York, New York 10282

This Statement of Additional Information (the “SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectuses for the shares of the Goldman Sachs Real Estate Diversified Income Fund (the “Fund”), dated January 28, 2026, as they may be further amended and/or supplemented from time to time (the “Prospectuses”). The Prospectuses may be obtained without charge from Goldman Sachs & Co. LLC (“GS&Co.”) by calling 1-800-526-7384 (for Class A, Class C, Class I, Class L and Class W Shares Shareholders), 1-800-621-2550 (for Class P Shares Shareholders) or writing to Goldman Sachs Funds, 71 South Wacker Drive, Suite 1200, Chicago, IL 60606.

The audited financial statements and related report of PricewaterhouseCoopers LLP, independent registered public accounting firm, for the Fund contained in the Fund’s 2025 Annual Report are incorporated herein by reference in the section “FINANCIAL STATEMENTS.” No other portions of the Fund’s Annual Report are incorporated by reference herein. The Fund’s Annual Report may be obtained upon request and without charge by calling Goldman Sachs & Co. LLC toll-free at 1-800-526-7384 (for Class A, Class C, Class I, Class L and Class W Shares Shareholders) or 1-800-621-2550 (for Class P Shares Shareholders).

GSAM® is a registered service mark of GS&Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.	GOLDMAN SACHS & CO. LLC
Investment Adviser	Distributor
200 West Street	200 West Street
New York, New York 10282	New York, New York 10282

Toll-free (in U.S.) 1-800-526-7384 (for Class A, Class C, Class I, Class L and Class W Shares Shareholders) or 1-800-621-2550 (for Class P Shares Shareholders)

INTRODUCTION

The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that operates as an interval fund. The Fund is organized as a Delaware statutory trust and was established by the Certificate of Trust dated December 2, 2019. The Fund is offering common shares of beneficial interest (the “Shares”). The Fund is the successor to the Resource Real Estate Diversified Income Fund (the “Predecessor Fund”), a Delaware statutory trust, as a result of the reorganization of the Predecessor Fund into the Fund. The Fund’s investment objective and strategies are similar to those of the Predecessor Fund.

Goldman Sachs Asset Management, L.P. (“GSAM”), an affiliate of GS&Co., serves as the investment adviser to the Fund. GSAM is referred to herein as the “Investment Adviser” or “GSAM.” GS&Co. serves as the Fund’s distributor (the “Distributor”), the Fund’s transfer agent (the “Transfer Agent”) and the Fund’s dividend disbursing agent. Bank of New York Mellon (“BNY”) serves as the Fund’s custodian and administrator.

The following information relates to and supplements the description of the Fund’s investment objective and policies contained in the Prospectuses. See the Prospectuses for a more complete description of the Fund’s investment objective and policies. Investing in the Fund entails certain risks, and there is no assurance that the Fund will achieve its investment objective. Capitalized terms used but not defined herein have the same meaning as in the Prospectuses.

INVESTMENT OBJECTIVE AND POLICIES

The Fund’s investment objective is to seek to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. There can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment program will be successful. The Fund’s investment objective is not fundamental and may be changed without shareholder approval.

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its Managed Assets (measured at the time of purchase) in a portfolio of equity and debt investments in issuers that are primarily engaged in or related to the real estate industry (“real estate industry companies”). “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). An issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein. Real estate industry companies may include publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”); non-traded publicly registered real estate investment trusts (“Non-Traded REITs”); affiliated or unaffiliated SEC-registered investment companies that invest principally in real estate industry companies, including exchange-traded funds (“ETFs”), mutual funds (including index funds and actively-managed funds), and closed-end funds (collectively, “Public Investment Funds,” and together with Private Real Estate Investment Funds, “Underlying Funds”); and commercial mortgage-backed securities (“CMBS”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares may trade on public exchanges. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its Managed Assets (as defined below) in CMBS. There can be no assurance that the Fund will achieve its investment objective or that its investment program will be successful.

The Fund’s share price will fluctuate with market, economic and, to the extent applicable, foreign exchange conditions, so that an investment in the Fund may be worth more or less when repurchased than when purchased. The Fund should not be relied upon as a complete investment program. Additional information about the Fund, its policies and the investment instruments it may hold is provided below and in the Prospectuses.

The Fund is registered as an investment company under the 1940 Act. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Fund may use derivatives that are subject to regulation by the CFTC. Because of this exposure to CFTC-regulated derivatives, the Investment Adviser could become subject to regulation as a “commodity pool operator” under the Commodity Exchange Act, as amended (the “CEA”), and the CFTC’s rules and regulations with respect to the operations of the Fund. However, the Investment Adviser has claimed an exclusion with respect to the Fund from the definition of the term “commodity pool operator” under the CEA and, therefore, is not currently subject to registration or regulation as a pool operator under that CEA with respect to the Fund. If the Fund were to be subject to registration or regulation as a commodity pool operator under the CEA, the Fund may incur compliance and other expenses or otherwise disadvantage the Fund.

The Fund is subject to certain investment restrictions as further described in the section entitled “Investment Restrictions” below.

INVESTMENT RESTRICTIONS

The investment restrictions set forth below have been adopted by the Fund as fundamental policies that cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. The investment objective of the Fund and all other investment policies or practices of the Fund are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. For purposes of the 1940 Act, a “majority” of the outstanding voting securities means the lesser of (i) 67% or more of the outstanding shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund.

For purposes of the following limitations (except for the asset coverage requirement with respect to borrowings, which is subject to different requirements under the 1940 Act), any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of assets of, or borrowings by, the Fund. In applying fundamental investment restriction number (1) below to derivative transactions or instruments, including, but not limited to, futures, swaps, forwards, options and structured notes, the Fund will look to the industry of the reference asset(s) and not to the counterparty or issuer.

Fundamental Investment Restrictions

As a matter of fundamental policy, the Fund may not:

(1)

Invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (for the purposes of this restriction, the U.S. Government, state and municipal governments and their agencies, authorities and instrumentalities are not deemed to be industries), except that the Fund will invest at least 25% or more of its total assets in the real estate industry;

(2)	Borrow money, except as permitted by the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction;

The following interpretation applies to, but is not part of, this fundamental policy: In determining whether a particular investment in portfolio instruments or participation in portfolio transactions is subject to this borrowing policy, the accounting treatment of such instrument or participation shall be considered, but shall not by itself be determinative. Whether a particular instrument or transaction constitutes a borrowing shall be determined by the Fund’s Board (as defined below), after consideration of all of the relevant circumstances;

(3)	Make loans, except as permitted by the 1940 Act, and the rules and regulations thereunder, or as may otherwise be permitted from time to time by regulatory authority;

(4)	Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting;

(5)	Purchase, hold or deal in real estate, except as permitted by the 1940 Act, and the rules and regulations thereunder, or as may otherwise be permitted from time to time by regulatory authority;

(6)

Invest in physical commodities, except that the Fund may invest in currency and financial instruments and contracts in accordance with its investment objective and policies, including, without limitation, structured notes, futures contracts, swaps, options on commodities, currencies, swaps and futures, ETFs, investment pools and other instruments, regardless of whether such instrument is considered to be a commodity;

(7)	Issue senior securities to the extent such issuance would violate applicable law;

(8)	Purchase securities on margin, except as permitted by the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction; or

(9)	Engage in short sales or write put or call options, except as permitted by the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction.

For purposes of the Fund’s industry concentration policy, the Investment Adviser may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Investment Adviser may, but need not, consider industry classifications provided by third parties, and the classifications applied to Fund investments will be informed by applicable law.

The Fund has adopted the following fundamental policies in order to repurchase its Shares:

•

On a quarterly basis, in the months of March, June, September and December, the Fund will make an offer to repurchase a designated percentage of the outstanding Shares from shareholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

•

The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”). The Fund’s Board will establish the Repurchase Request Deadline for each Repurchase Offer, but such date may be revised by the Fund’s officers, in their sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.

•

There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the Repurchase Offer is determined.

TRUSTEES AND OFFICERS

The Fund’s Leadership Structure

The business and affairs of the Fund are managed under the direction of its Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Trustees are responsible for deciding matters of overall policy and reviewing the actions of the Fund’s service providers. The officers of the Fund conduct and supervise the Fund’s daily business operations. Trustees who are not deemed to be “interested persons” of the Fund as defined in the 1940 Act are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Fund are referred to as “Interested Trustees.” The Board is currently composed of twelve Independent Trustees and one Interested Trustee. The Board has selected an Independent Trustee to act as Chair, whose duties include presiding at meetings of the Board and acting as a focal point to address significant issues that may arise between regularly scheduled Board and Committee meetings. In the performance of the Chair’s duties, the Chair will consult with the other Independent Trustees and the Fund’s officers and legal counsel, as appropriate. The Chair may perform other functions as requested by the Board from time to time.

The Board of Trustees elects the Fund’s officers, who serve at the discretion of the Board of Trustees. The responsibilities of the Board of Trustees include oversight of the valuation of the Fund’s assets, corporate governance activities, oversight of the Fund’s financing arrangements and oversight of the Fund’s investment activities.

The Board will meet as often as necessary to discharge its responsibilities. The Board will conduct regular, meetings at least four times a year, and will hold special in-person or telephonic meetings as necessary to address specific issues that require attention prior to the next regularly scheduled meeting. In addition, the Independent Trustees will meet at least annually to review, among other things, investment management agreements, distribution and/or service plans and related agreements, transfer agency agreements and certain other agreements providing for the compensation of GS&Co. and/or its affiliates by the Fund, and to consider such other matters as they deem appropriate.

The Board has established four standing committees – Audit, Governance and Nominating, Compliance and Risk Oversight, and Contract Review Committees. The Board may establish other committees, or nominate one or more Trustees to examine particular issues related to the Board’s oversight responsibilities, from time to time. Each Committee will meet periodically to perform its delegated oversight functions and report its findings and recommendations to the Board. For more information on the Committees, see the section “STANDING BOARD COMMITTEES,” below.

The Trustees have determined that the Fund’s leadership structure is appropriate because it allows the Trustees to effectively perform their oversight responsibilities.

Trustees

Information regarding the members of the Board of Trustees of the Fund as of January 28, 2026 is set forth below:

Independent Trustees

Name, Address and Year of Birth[1]	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
Gregory G. Weaver 1951	Chair of the Board of Trustees	Since 2024	Mr. Weaver is retired. Formerly, he was Director, Verizon Communications Inc. (2015–2024); Chairman and Chief Executive Officer, Deloitte & Touche LLP (a professional services firm) (2001–2005 and 2012–2014); and Member of the Board of Directors, Deloitte & Touche LLP (2006–2012). Chair of the Board of Trustees—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.	164	None

Cheryl K. Beebe 1955	Trustee	Since 2021	Ms. Beebe is retired. She is Director, Packaging Corporation of America (2008–Present); Director, The Mosaic Company (2019–Present); and was formerly Director, HanesBrands Inc. (a multinational clothing company) (2020–2023); Director, Convergys Corporation (a global leader in customer experience outsourcing) (2015–2018); and formerly held the position of Executive Vice President, (2010–2014); and Chief Financial Officer, Ingredion, Inc. (a leading global ingredient solutions company) (2004–2014).	164	Packaging Corporation of America (producer of container board); The Mosaic Company (producer of phosphate and potash fertilizer)

Name, Address and Year of Birth[1]	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Dwight L. Bush 1957	Trustee	Since 2024

The Honorable Dwight Bush is President and CEO of D.L. Bush & Associates (a financial advisory and private investment firm) (2002–2014 and 2017–Present); (and was formerly U.S. Ambassador to the Kingdom of Morocco (2014–2017); a Member of the Board of Directors of Santander Bank, N.A. (2018–2019); and a Director of MoneyLion, Inc. (an operator of a data-driven, digital financial platform) (2021–2025). Previously, he served as an Advisory Board Member of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust (October 2019–January 2020).

Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

				164	None

Kathryn A. Cassidy 1954	Trustee	Since 2024	Ms. Cassidy is retired. Formerly, she was Director, Vertical Aerospace Ltd. (an aerospace and technology company) (2021–2025). Ms. Cassidy was also Advisor to the Chairman (May 2014–December 2014); and Senior Vice President and Treasurer (2008–2014), General Electric Company & General Electric Capital Corporation (technology and financial services companies). Trustee—Goldman Sachs Real Estate Diversified Income Fund;	164	None

Name, Address and Year of Birth[1]	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

John G. Chou 1956	Trustee	Since 2024	Mr. Chou is retired. Formerly, he was Executive Vice President and Special Advisor to the Chairman and CEO (2021–2022); Executive Vice President and Chief Legal Officer (2019–2021); Executive Vice President and Chief Legal & Business Officer (2017–2019); and Executive Vice President and General Counsel (2011–2017) of Cencora, Inc. (a pharmaceutical and healthcare company). Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.	164	None

Joaquin Delgado 1960	Trustee	Since 2024

Dr. Delgado is retired. He is Director, Stepan Company (a specialty chemical manufacturer) (2011–Present); and was formerly Director, Hexion Inc. (a specialty chemical manufacturer) (2019–2022); Executive Vice President, Consumer Business Group of 3M Company (July 2016–July 2019); and Executive Vice President, Health Care Business Group of 3M Company (October 2012–July 2016). Previously, Dr. Delgado served as an Advisory Board Member of Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust (October 2019– January 2020).

Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

				164	Stepan Company (a specialty chemical manufacturer)

Name, Address and Year of Birth[1]	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
Eileen H. Dowling 1962	Trustee	Since 2024

Ms. Dowling is retired. Formerly, she was Senior Advisor (April 2021–September 2021); and Managing Director (2013–2021), BlackRock, Inc. (a financial services firm). As Managing Director, she held senior management positions, including Global Head of Global Consultant Relations (2017–2021), Multinational Corporations (2019–2021), the Institutional Product Group (2015–2019) and Institutional Marketing (2013–2016). Ms. Dowling was a member of the Global Operating Committee and Product Executive Committee of BlackRock.

Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

				164	None

Lawrence Hughes 1958	Trustee	Since 2021	Mr. Hughes is retired. Formerly, he held senior management positions with BNY Mellon Wealth Management, a division of The Bank of New York Mellon Corporation (a financial services company) (1991–2015), most recently as Chief Executive Officer (2010–2015). Previously, Mr. Hughes served as an Advisory Board Member of Goldman Sachs Trust II (February 2016 – April 2016). Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.	164	None

Name, Address and Year of Birth[1]	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
John F. Killian 1954	Trustee	Since 2021

Mr. Killian is retired. He is Director, Consolidated Edison, Inc. (2007–Present); and was formerly Director, Houghton Mifflin Harcourt Publishing Company (2011–2022). Previously, he held senior management positions with Verizon Communications, Inc., including Executive Vice President and Chief Financial Officer (2009–2010); and President, Verizon Business, Verizon Communications, Inc. (2005–2009).

Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

				164	Consolidated Edison, Inc. (a utility holding company)

Steven D. Krichmar 1958	Trustee	Since 2021

Mr. Krichmar is retired. Formerly, he held senior management and governance positions with Putnam Investments, LLC, a financial services company (2001–2016). He was most recently Chief of Operations and a member of the Operating Committee of Putnam Investments, LLC and Principal Financial Officer of The Putnam Funds. Previously, Mr. Krichmar served as an Audit Partner with PricewaterhouseCoopers LLP and its predecessor company (1990 – 2001).

Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

				164	None

Name, Address and Year of Birth[1]	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
Michael Latham 1965	Trustee	Since inception	Mr. Latham is retired. Formerly, he held senior management positions with the iShares exchange-traded fund business owned by BlackRock, Inc., including Chairman (2011–2014); Global Head (2010–2011); U.S. Head (2007–2010); and Chief Operating Officer (2003–2007). Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.	164	None

Lawrence W. Stranghoener 1954	Trustee	Since inception

Mr. Stranghoener is retired. Formerly, he was Chairman, Kennametal, Inc. (a global manufacturer and distributor of tooling and industrial materials) (2003–2024); Director, Aleris Corporation and Aleris International, Inc. (a producer of aluminum rolled products) (2011–2020); and Interim Chief Executive Officer (2014), Executive Vice President and Chief Financial Officer (2004–2014), Mosaic Company (a fertilizer manufacturing company).

Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

				164	None

Interested Trustee

Name, Address and Year of Birth(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(3)	Other Directorships Held by Trustee(4)
James A. McNamara* 1962	President, Principal Executive Officer and Trustee	Since inception	Advisory Director, Goldman Sachs (January 2018–Present); Managing Director, Goldman Sachs (January 2000–December 2017); Director of Institutional Fund Sales, GSAM (April 1998–December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (a financial services firm) (January 1993–April 1998). President, Principal Executive Officer and Trustee—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.	164	None

*

Mr. McNamara is considered to be an “Interested Trustee” of the Fund because he holds positions with GS&Co. and owns securities issued by The Goldman Sachs Group, Inc. Mr. McNamara holds comparable positions with certain other companies of which GS&Co., GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

(1)	Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, 200 West Street, New York, New York, 10282, Attn: Robert Griffith.
(2)

Subject to such policies as may be adopted by the Board from time-to-time, each Trustee holds office for an indefinite term, until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board or shareholders, in accordance with the Fund’s Declaration of Trust; or (c) the termination of the Fund. The Board has adopted policies which provide that each Independent Trustee shall retire as of June 30th following (a) his or her 75th birthday or (b) the 15th anniversary of the date he or she became a Trustee, whichever is earlier, unless a waiver of such requirements shall have been adopted by a majority of the other Trustees. These policies may be changed by the Trustees without shareholder approval.

(3)

The Goldman Sachs Fund Complex includes certain other companies listed above for each respective Trustee. As of January 28, 2026, Goldman Sachs Real Estate Diversified Income Fund consisted of one portfolio; Goldman Sachs Trust consisted of 82 portfolios (77 of which offered shares to the public); Goldman Sachs Variable Insurance Trust consisted of 15 portfolios (10 of which offered shares to the public); Goldman Sachs Trust II consisted of 8 portfolios; Goldman Sachs ETF Trust consisted of 56 portfolios (49 of which offered shares to the public); and Goldman Sachs ETF Trust II consisted of 2 portfolios.

(4)

This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., “public companies”) or other investment companies registered under the 1940 Act.

The significance or relevance of a Trustee’s particular experience, qualifications, attributes and/or skills is considered by the Board on an individual basis. Experience, qualifications, attributes and/or skills common to all Trustees include the ability to critically review, evaluate and discuss information provided to them and to interact effectively with the other Trustees and with representatives of the Investment Adviser and its affiliates, other service providers, legal counsel and the Fund’s independent registered public accounting firm, the capacity to address financial and legal issues and exercise reasonable business judgment, and a commitment to the representation of the interests of the Fund and its shareholders. The Governance and Nominating Committee’s charter contains certain other factors that are considered by the Governance and Nominating Committee in identifying and evaluating potential nominees to serve as Independent Trustees. Based on each Trustee’s experience, qualifications, attributes and/or skills, considered individually and with respect to the experience, qualifications, attributes and/or skills of other Trustees, the Board has concluded that each Trustee should serve as a Trustee. Below is a brief discussion of the experience, qualifications, attributes and/or skills of each individual Trustee as of January 28, 2026 that led the Board to conclude that such individual should serve as a Trustee.

Gregory G. Weaver. Mr. Weaver has served as a Trustee and Chair of the Board since 2024. He serves as a member of the Governing Council of the Independent Directors Council. Previously, Mr. Weaver served as a Director of Verizon Communications Inc., where he served as Chair of the Audit Committee (2015–2024). Mr. Weaver was also a partner with Deloitte & Touche LLP for 30 years. He was the firm’s first chairman and chief executive officer from 2001–2005, and was elected to serve a second term (2012–2014). While serving as chairman at Deloitte & Touche LLP, Mr. Weaver led the audit and enterprise risk services practice, overseeing all operations, strategic positioning, audit quality, and talent matters. Mr. Weaver also served as a member of the firm’s Board of Directors for six years where he served on the Governance Committee and Partner Earnings and Benefits Committee and was chairman of the Elected Leaders Committee and Strategic Investment Committee. Mr. Weaver is also a Board member and Audit Committee chair of the YMCA of Westfield, New Jersey. Mr. Weaver has also served as President of the Council of Boy Scouts of America in Long Rivers, Connecticut, President of A Better Chance in Glastonbury, Connecticut, as a member of the Financial Accounting Standards Advisory Council and as a board member of the Stan Ross Department of Accountancy, Baruch College. Based on the foregoing, Mr. Weaver is experienced with accounting, financial and investment matters.

Cheryl K. Beebe. Ms. Beebe has served as a Trustee of the Fund since 2021 and was formerly Chair of the Board of Trustees from 2022 to 2024. Ms. Beebe is retired. She is a member of the Board of Directors of Packaging Corporation of America, a producer of container board, where she serves as Chair of the Audit Committee. She is also a member of the Board of Directors of The Mosaic Company, a producer of phosphate and potash fertilizer, and serves as Chair of the Audit Committee. Ms. Beebe was a member of the Board of Directors of HanesBrands Inc., a multinational clothing company, and a member of the Board of Directors of Convergys Corporation, a global leader in customer experience outsourcing, where she also served as Chair of the Audit Committee. Previously, she held several senior management positions at Ingredion, Inc. (formerly Corn Products International, Inc.), a leading global ingredient solutions company. Ms. Beebe also worked at Ingredion, Inc. and predecessor companies for 34 years, most recently as Executive Vice President and Chief Financial Officer. In that capacity, she was responsible for overseeing the company’s controller, treasury, tax, investor relations, internal audit, financial planning, corporate communications, global supply chain functions and information technology. Further, she served on the Board of Trustees of Fairleigh Dickinson University, where she served as Chair of the Governance Committee. Based on the foregoing, Ms. Beebe is experienced with financial, accounting and investment matters.

Dwight L. Bush. The Honorable Dwight Bush has served as a Trustee since 2024. He also serves as President and CEO of D.L. Bush & Associates, a financial advisory and private investment firm. From 2014 to 2017, The Honorable Dwight Bush served as U.S. Ambassador to the Kingdom of Morocco. Prior to his service as U.S. Ambassador, he established and served as CEO of Urban Trust Bank and UTB Education Finance, LLC, an integrated provider of education credit services. The Honorable Dwight Bush was previously Vice President of Corporate Development for SLM Corporation (commonly known as Sallie Mae). Formerly, he served as a member of the Board of Directors of Santander Bank, N.A., JER Investors Trust, a specialty real estate finance company, as Vice Chairman of the Board of Directors of CASI Pharmaceuticals (formerly Entremed, Inc.) where he was Chairman of the Audit Committee, and as Director of MoneyLion, Inc., an operator of a data-driven, digital financial platform. The Honorable Dwight Bush also serves as a member of the Board of Directors for several philanthropic organizations, including the Middle East Investment Initiative and the Meridian International Center, and has served on the executive committee of Cornell University. He previously served on the Trust’s Advisory Board. Based on the foregoing, The Honorable Dwight Bush is experienced with financial and investment matters.

Kathryn A. Cassidy. Ms. Cassidy has served as a Trustee since 2024. Previously, she was a member of the Board of Directors for Vertical Aerospace Ltd., a publicly traded aerospace and technology company (2021–2025), where she served as Chair of the Audit Committee. Ms. Cassidy also held several senior management positions at General Electric Company (“GE”) and General Electric Capital Corporation (“GECapital”) and its subsidiaries, where she worked for 35 years, most recently as Advisor to the Chairman of GECapital and Senior Vice President and

Treasurer of GE and GECapital. As Senior Vice President and Treasurer, Ms. Cassidy led capital markets and treasury matters of multiple initial public offerings. Ms. Cassidy was responsible for managing global treasury operations, including global funding, hedging, derivative accounting and execution, cash and liquidity management, cash operations and treasury services, and global regulatory compliance and reporting for liquidity, derivatives, market risk and counterparty credit risk. Formerly, Ms. Cassidy served as a Director of buildOn, a not-for-profit organization, where she served as Chair of the Finance Committee. Based on the foregoing, Ms. Cassidy is experienced with financial and investment matters.

John G. Chou. Mr. Chou has served as a Trustee since 2024. Mr. Chou is retired. Formerly, he held several executive and senior management positions at Cencora, Inc. (“Cencora”) (formerly AmerisourceBergen Corporation) from 2002–2022, including Executive Vice President and Special Advisor to the Chairman and Chief Executive Officer, Executive Vice President and Chief Legal Officer, Executive Vice President and Chief Legal & Business Officer, and Executive Vice President and General Counsel. As Executive Vice President and Chief Legal Officer, Mr. Chou was responsible for managing Cencora’s legal, regulatory, quality, privacy, global business resilience and enterprise risk management functions, among others. In addition, he previously held senior legal positions at Cigna Corporation, ARCO Chemical Europe, and Arco Chemical Company, and also practiced law at various law firms, including most recently as a member of Eckert Seamens Cherin & Mellott, LLC. Mr. Chou currently serves as the President of the Board of Trustees of Episcopal Community Services and as a member of the Board of Directors of the Committee of Seventy. Based on the foregoing, Mr. Chou is experienced with financial and investment matters.

Joaquin Delgado. Dr. Delgado has served as a Trustee since 2024. Dr. Delgado is a member of the Board of Directors for Stepan Company, a publicly traded specialty chemical manufacturer. Previously, Dr. Delgado was a member of the Board of Directors for Hexion Inc., a privately held specialty chemical manufacturer, and held several senior management positions at 3M Company, where he worked for over 30 years, most recently as Executive Vice President of 3M Company’s Consumer Business Group. As Executive Vice President, Vice President, and General Manager at 3M Company, Dr. Delgado directed mergers and acquisitions worldwide, and was responsible for managing global operations in specialized markets such as semiconductors, consumer electronics, communications, medical and office supplies and software. Dr. Delgado also serves as a member of the Board of Directors of Ballet Austin, a not-for-profit organization. Additionally, he formerly served as a member of the Board of Directors of MacPhail Center for Music, a not-for-profit organization. Dr. Delgado previously served on the Trust’s Advisory Board. Based on the foregoing, Dr. Delgado is experienced with financial and investment matters.

Eileen H. Dowling. Ms. Dowling has served as a Trustee since 2024. Ms. Dowling worked at BlackRock for over 10 years, where she was a Managing Director and, most recently, a Senior Advisor. While at BlackRock, Ms. Dowling held several senior management positions responsible for clients, investment products and marketing, including Global Head of Consultant Relations, Global Head of Multinationals, Global Head of the Institutional Product Group and Global Head of Institutional Marketing. She also was a member of BlackRock’s Global Operating Committee and Product Executive Committee. From 2007–2011, Ms. Dowling was a Managing Director and Global Head of Marketing at Credit Suisse Asset Management. Prior to that, over an 18-year period at Merrill Lynch, Ms. Dowling served in several roles in Investment Banking, Capital Markets and Research. Ms. Dowling currently serves as a Member of the Advisory Board and Finance Committee of New York University’s Glucksman Ireland House. Based on the foregoing, Ms. Dowling is experienced with investment, financial and accounting matters.

Lawrence Hughes. Mr. Hughes has served as a Trustee of the Fund since 2021. Mr. Hughes is retired. Previously, he held several senior management positions at BNY Mellon Wealth Management, a division of The Bank of New York Mellon Corporation that provides wealth planning, investment management and banking services to individuals, families, family offices and charitable gift programs through a nationwide network of offices. Mr. Hughes worked at BNY Mellon Wealth Management for 24 years, most recently as Chief Executive Officer. In that capacity, he was ultimately responsible for the division’s operations and played an active role in multiple acquisitions. Based on the foregoing, Mr. Hughes is experienced with financial and investment matters.

John F. Killian. Mr. Killian has served as a Trustee of the Fund since 2021. Mr. Killian is retired. Mr. Killian is a member of the Board of Directors of Consolidated Edison, Inc., a utility holding company, where he serves as Chair of the Audit Committee and as a member of the Corporate Governance and Nominating, and Management Development and Compensation Committees. Formerly, he was a member of the Board of Directors of Houghton Mifflin Harcourt Publishing Company, where he served as Chair of the Audit Committee and a member of the

Compensation Committee. Previously, Mr. Killian worked for 31 years at Verizon Communications, Inc. and predecessor companies, most recently as Executive Vice President and Chief Financial Officer. Based on the foregoing, Mr. Killian is experienced with accounting, financial and investment matters.

Steven D. Krichmar. Mr. Krichmar has served as a Trustee of the Fund since 2021. Mr. Krichmar is retired. He previously worked for fifteen years at Putnam Investments, LLC, a financial services company. Most recently, he served as Chief of Operations and a member of the Operating Committee of Putnam Investments, LLC. He was also involved in the governance of The Putnam Funds, serving as Principal Financial Officer. Before joining Putnam, Mr. Krichmar worked for PricewaterhouseCoopers LLP and its predecessor company for 20 years, most recently as Audit Partner and Investment Management Industry Leader (Assurance) for the northeast U.S. region. Currently, Mr. Krichmar is a member of the Board of Trustees of Boston Children’s Hospital, where he serves as Chairman of the Audit & Compliance Committee, the Co-Chairman of the Finance Committee, a member of the Executive Committee and the Technology and Innovation Committee, and a member of the Physicians’ Organization Board. He is also a member of the Board of Directors of Controlled Risk Insurance Company of Vermont, Inc. (CRICO, A Risk Retention Group) and a member of the Audit and Finance Committees of the CRICO related entities, and a member of the University of North Carolina Kenan-Flagler Business School Board. Based on the foregoing, Mr. Krichmar is experienced with accounting, financial and investment matters.

Michael Latham. Mr. Latham has served as a Trustee of the Fund since 2019. Mr. Latham is retired. Mr. Latham has been designated as the Board’s “audit committee financial expert” given his extensive accounting and finance experience. Previously, Mr. Latham held several senior management positions for 15 years with the iShares exchange-traded fund business owned by BlackRock, Inc. and previously owned by Barclays Global Investors, most recently as Chairman and Global Head of the business. In that capacity he was one of the lead executives responsible for the growth of the business. He was also involved in governance of the iShares funds, serving initially as Principal Financial Officer and later as President and Principal Executive Officer and a member of the Board of Directors. Mr. Latham is a certified public accountant, and before joining Barclays Global Investors, he worked at Ernst and Young for over five years. Based on the foregoing, Mr. Latham is experienced with accounting, financial and investment matters.

Lawrence W. Stranghoener. Mr. Stranghoener has served as a Trustee of the Fund since 2019 and was formerly Chairman of the Board of Trustees from 2019 to 2022. Mr. Stranghoener is retired. Previously, he was Chairman of the Board of Directors of Kennametal, Inc., a global manufacturer and distributor of tooling and industrial materials, and a member of the Board of Directors of Aleris Corporation and Aleris International, Inc., which provided aluminum rolled products and extrusions, aluminum recycling, and specification alloy production, where he also served as Chair of the Audit Committee and as a member of the Compensation Committee. Mr. Stranghoener also held several senior management positions at Mosaic Company, a fertilizer manufacturing company, where he worked for 10 years, most recently as Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer. As Executive Vice President and Chief Financial Officer at Mosaic Company, Mr. Stranghoener implemented public company processes, policies and performance standards to transition the company from private to public ownership and oversaw the company’s controller, treasury, tax, investor relations, strategy and business development, and internal audit functions. He also led the integration of Mosaic Company with IMC Global, Inc. during their merger. Previously, Mr. Stranghoener served for three years as Executive Vice President and Chief Financial Officer for Thrivent Financial, a non-profit, financial services organization and Techies.com, an internet-based professional services company. Mr. Stranghoener also held several senior management positions at Honeywell, Inc. where he worked for 17 years, most recently as Vice President and Chief Financial Officer. Based on the foregoing, Mr. Stranghoener is experienced with financial and investment matters.

James A. McNamara. Mr. McNamara has served as a Trustee, President and Principal Executive Officer of the Fund since 2019. Mr. McNamara is an Advisory Director to Goldman Sachs. Prior to retiring as Managing Director at Goldman Sachs in 2017, Mr. McNamara was head of Global Third Party Distribution at GSAM and was previously head of U.S. Third Party Distribution. Prior to that role, Mr. McNamara served as Director of Institutional Fund Sales. Prior to joining Goldman Sachs, Mr. McNamara was Vice President and Manager at Dreyfus Institutional Service Corporation. Based on the foregoing, Mr. McNamara is experienced with financial and investment matters.

Trustee Ownership of Fund Shares

The following table shows the dollar range of Shares beneficially owned by each Trustee in the Fund as of December 31, 2025, unless otherwise noted.

Name of Trustee	Dollar Range of Shares in the Fund	Aggregate Dollar Range of Equity Securities in all Portfolios in the Fund Complex Overseen by Trustee (including the Fund)
Gregory G. Weaver	None	Over $100,000
Cheryl K. Beebe	None	Over $100,000
Dwight L. Bush	None	Over $100,000
Kathryn A. Cassidy	None	Over $100,000
John G. Chou	None	Over $100,000
Joaquin Delgado	None	Over $100,000
Eileen H. Dowling	None	Over $100,000
Lawrence Hughes	None	Over $100,000
John F. Killian	None	Over $100,000
Steven D. Krichmar	None	Over $100,000
Linda A. Lang	None	Over $100,000
Michael Latham	None	Over $100,000
Lawrence W. Stranghoener	None	Over $100,000
James A. McNamara	None	Over $100,000

As of December 31, 2025, the Trustees and Officers of the Fund as a group owned less than 1% of the outstanding shares of beneficial interest of each class of the Fund.

Board Compensation

Each Independent Trustee is compensated with a unitary annual fee for his or her services as trustee of the Fund and as a member of the Audit Committee, Compliance and Risk Oversight Committee, Contract Review Committee, and Governance and Nominating Committee. The Chair and the Trustee designated as “audit committee financial expert” receive additional compensation for their services in such capacities. The Independent Trustees are also reimbursed for reasonable travel and other expenses incurred in connection with attending meetings. The Fund may also pay the reasonable incidental costs of a Trustee to attend training or other types of conferences relating to the investment company industry. No compensation is paid to trustees who are “interested persons,” as that term is defined in the 1940 Act, of the Fund.

The following tables set forth certain information with respect to the compensation of each Trustee of the Fund for the fiscal year ended September 30, 2025:

Name of Trustee	Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of the Fund’s Expenses	Total Compensation from Fund Complex (including the Fund)(4)
Gregory G. Weaver(1)	$3,040	$—	$582,000
Cheryl K. Beebe	$2,109	$—	$407,000

Name of Trustee	Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of the Fund’s Expenses	Total Compensation from Fund Complex (including the Fund)(4)
Dwight L. Bush	$2,058	$—	$402,000
Kathryn A. Cassidy(2)	$2,184	$—	$418,250
John G. Chou	$2,058	$—	$402,000
Joaquin Delgado	$2,058	$—	$402,000
Eileen H. Dowling	$2,058	$—	$402,000
Lawrence Hughes	$2,058	$—	$402,000
John F. Killian	$2,058	$—	$402,000
Steven D. Krichmar	$2,058	$—	$402,000
Michael Latham(2)	$2,397	$—	$467,000
Lawrence W. Stranghoener	$2,058	$—	$402,000
James A. McNamara(3)	$—	$—	$—

(1)	Includes compensation as the Board chair.
(2)	Includes compensation for service as “audit committee financial expert,” as defined in Item 3 of Form N-CSR.
(3)	Mr. McNamara is an Interested Trustee due to the positions he holds with Goldman Sachs, and as such, receives no compensation from the Fund or the Goldman Sachs Fund Complex.
(4)

Represents fees paid to each Trustee during the fiscal year ended September 30, 2025 from the Goldman Sachs Fund Complex which consists of Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, Goldman Sachs Real Estate Diversified Income Fund, Goldman Sachs Trust II, Goldman Sachs ETF Trust, and Goldman Sachs ETF Trust II.

Officers of the Fund

Information pertaining to the officers of the Fund as of January 28, 2026 is set forth below.

Name, Address and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
James A. McNamara 200 West Street New York, NY 10282 1962	Trustee, President and Principal Executive Officer	Since inception

Advisory Director, Goldman Sachs (January 2018–Present); Managing Director, Goldman Sachs (January 2000–December 2017); Director of Institutional Fund Sales, GSAM (April 1998–December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (a financial services firm) (January 1993–April 1998).

Trustee, President and Principal Executive Officer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Joseph F. DiMaria 30 Hudson Street Jersey City, NJ 07302 1968	Treasurer, Principal Financial Officer and Principal Accounting Officer	Since inception

Managing Director, Goldman Sachs (November 2015–Present) and Vice President – Mutual Fund Administration, Columbia Management Investment Advisers, LLC (May 2010–October 2015).

Treasurer, Principal Financial Officer and Principal Accounting Officer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust (previously Assistant Treasurer (2016)); Goldman Sachs Variable Insurance Trust (previously Assistant Treasurer (2016)); Goldman Sachs Trust II (previously Assistant Treasurer (2017)); Goldman Sachs ETF Trust (previously Assistant Treasurer (2017)); and Goldman Sachs ETF Trust II.

Jessica Moran 200 West Street New York, NY 10282 1984	Chief Compliance Officer	Since 2023

Vice President, Goldman Sachs (April 2017–Present).

Chief Compliance Officer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Allison Fracchiolla 30 Hudson Street Jersey City, NJ 07302 1983	Assistant Treasurer	Since 2021

Vice President, Goldman Sachs (January 2013–Present).

Assistant Treasurer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Name, Address and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Kirsten Frivold Imohiosen 200 West Street New York, NY 10282 1970	Assistant Treasurer	Since inception

Managing Director, Goldman Sachs (January 2018–Present); and Vice President, Goldman Sachs (May 1999–December 2017).

Assistant Treasurer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs BDC, Inc.; Goldman Sachs Private Middle Market Credit LLC; Goldman Sachs Private Middle Market Credit II LLC; Goldman Sachs Middle Market Lending Corp.; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Steven Z. Indich 30 Hudson Street Jersey City, NJ 07302 1969	Assistant Treasurer	Since inception

Vice President, Goldman Sachs (February 2010–Present).

Assistant Treasurer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs BDC, Inc.; Goldman Sachs Private Middle Market Credit LLC; Goldman Sachs Private Middle Market Credit II LLC; Goldman Sachs Middle Market Lending Corp.; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Elaine Leung 30 Hudson Street Jersey City, NJ 07302 1974	Assistant Treasurer	Since 2023

Vice President, Goldman Sachs (January 2021–Present); and Associate, Goldman Sachs (March 2014–December 2020).

Assistant Treasurer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Carol Liu 30 Hudson Street Jersey City, NJ 07302 1975	Assistant Treasurer	Since inception

Vice President, Goldman Sachs (October 2017–Present); Tax Director, The Raine Group LLC (August 2015–October 2017); and Tax Director, Icon Investments LLC (January 2012–August 2015).

Assistant Treasurer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs BDC, Inc.; Goldman Sachs Private Middle Market Credit LLC; Goldman Sachs Private Middle Market Credit II LLC; Goldman Sachs Middle Market Lending Corp.; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Name, Address and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Anney Chi 200 West Street New York, NY 10282 1983	Vice President	Since 2022

Vice President, Goldman Sachs (2014–Present).

Vice President—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Ryan Seber 200 West Street New York, NY 10282 1989	Vice President	Since 2025

Vice President, Goldman Sachs (2017–Present).

Vice President—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Alyson Shupe 200 West Street New York, NY 10282 1986	Vice President	Since 2024

Managing Director, Goldman Sachs (December 2023–Present); Head of Product Strategy (U.S. Advisor & Latin America), J.P. Morgan Asset Management (August 2018–December 2023).

Vice President—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Michael Twohig 200 West Street New York, NY 10282 1965	Vice President	Since inception	Vice President, Goldman Sachs (2014–Present). Vice President—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust II; Goldman Sachs ETF Trust; and Goldman Sachs ETF Trust II.

Caroline L. Kraus 200 West Street New York, NY 10282 1977	Chief Legal Officer	Since inception

Managing Director, Goldman Sachs (January 2016–Present); Vice President, Goldman Sachs (August 2006–December 2015); Senior Counsel, Goldman Sachs (January 2020–Present); Associate General Counsel, Goldman Sachs (2012–December 2019); Assistant General Counsel, Goldman Sachs (August 2006–December 2011); and Associate, Weil, Gotshal & Manges, LLP (2002–2006).

Chief Legal Officer—Goldman Sachs Real Estate Diversified Income Fund; Goldman Sachs Trust; Goldman Sachs Variable Insurance Trust; Goldman Sachs Trust II; Goldman Sachs ETF Trust; Goldman Sachs ETF Trust II; Goldman Sachs BDC, Inc.; Goldman Sachs Private Middle Market Credit LLC; Goldman Sachs Private Middle Market Credit II LLC; Goldman Sachs Private Credit Corp.; Phillip Street Middle Market Lending Fund LLC; and Goldman Sachs Middle Market Lending Corp. II.

Secretary—Goldman Sachs BDC, Inc.; Goldman Sachs Private Middle Market Credit LLC; Goldman Sachs Private Middle Market Credit II LLC; Goldman Sachs Private Credit Corp.; Phillip Street Middle Market Lending Fund LLC; and Goldman Sachs Middle Market Lending Corp. II.

Name, Address and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years
Robert Griffith 200 West Street New York, NY 10282 1974	Secretary	Since 2022

Managing Director, Goldman Sachs (September 2022–Present); General Counsel, Exchange Traded Concepts, LLC (October 2021–September 2022); Vice President, Goldman Sachs (August 2011–October 2021); Associate General Counsel, Goldman Sachs (December 2014–Present); Assistant General Counsel, Goldman Sachs (August 2011–December 2014); Vice President and Counsel, Nomura Holding America, Inc. (2010–2011); and Associate, Simpson Thacher & Bartlett LLP (2005–2010).

Secretary—Goldman Sachs Real Estate Diversified Income Fund (previously Assistant Secretary (2022)); Goldman Sachs Trust (previously Assistant Secretary (2022)); Goldman Sachs Variable Insurance Trust (previously Assistant Secretary (2022)); Goldman Sachs Trust II (previously Assistant Secretary (2022)); Goldman Sachs ETF Trust (previously Assistant Secretary (2022)); and Goldman Sachs ETF Trust II (previously Assistant Secretary (2022)).

(1)

Officers hold office at the pleasure of the Board or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which GS&Co., GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

Standing Board Committees

Audit Committee.

The Audit Committee oversees the audit process and provides assistance to the Board with respect to fund accounting, tax compliance and financial statement matters. In performing its responsibilities, the Audit Committee selects and recommends annually to the Board an independent registered public accounting firm to audit the books and records of the Fund for the ensuing year, and reviews with the firm the scope and results of each audit. All of the Independent Trustees serve on the Audit Committee, and Mr. Latham serves as the Chair of the Audit Committee. The Audit Committee held four meetings during the fiscal year ended September 30, 2025.

Governance and Nominating Committee.

The Governance and Nominating Committee has been established to: (i) assist the Board in matters involving fund governance, which includes making recommendations to the Board with respect to the effectiveness of the Board in carrying out its responsibilities in governing the Fund and overseeing its management; (ii) select and nominate candidates for appointment or election to serve as Independent Trustees; and (iii) advise the Board on ways to improve its effectiveness. All of the Independent Trustees serve on the Governance and Nominating Committee. The Governance and Nominating Committee held two meetings during the fiscal year ended September 30, 2025. As stated above, each Trustee holds office for an indefinite term until the occurrence of certain events. In filling Board vacancies, the Governance and Nominating Committee will consider nominees properly recommended by the Fund’s shareholders. Nominee recommendations should be submitted to the Fund at its mailing address stated in the Fund’s Prospectuses and should be directed to the attention of the Governance and Nominating Committee.

Compliance and Risk Oversight Committee.

The Compliance and Risk Oversight Committee has been established for the purpose of overseeing the compliance and risk processes: (i) of the Fund; and (ii) insofar as they relate to services provided to the Fund, of the Fund’s Investment Adviser, Distributor, administrator (if any), and Transfer Agent, except that compliance processes relating to the accounting and financial reporting processes, and certain related matters, are overseen by the Audit Committee. In addition, the Compliance and Risk Oversight Committee provides assistance to the full Board with respect to compliance and risk oversight matters. The Compliance and Risk Oversight Committee met five times during the fiscal year ended September 30, 2025. All of the Independent Trustees serve on the Compliance and Risk Oversight Committee.

Contract Review Committee.

The Contract Review Committee has been established for the purpose of overseeing the processes of the Board for reviewing and monitoring performance under the Fund’s investment management, distribution, transfer agency, and certain other agreements with the Fund’s Investment Adviser and its affiliates. The Contract Review Committee is also responsible for overseeing the Board’s processes for considering and reviewing performance under the operation of the Fund’s distribution and service plan, and any agreements related to the plan. The Contract Review Committee also provides appropriate assistance to the Board in connection with the Board’s approval, oversight and review of the Fund’s other service providers, including, without limitation, the Fund’s custodian/accounting agent, sub-transfer agents, printing firms and professional firms (other than the Fund’s independent auditor, which is the responsibility of the Audit Committee). The Contract Review Committee met six times during the fiscal year ended September 30, 2025. All of the Independent Trustees serve on the Contract Review Committee.

Risk Oversight

The Board is responsible for the oversight of the activities of the Fund, including oversight of risk management. Day-to-day risk management with respect to the Fund is the responsibility of GSAM or other service providers (depending on the nature of the risk), subject to supervision by GSAM. The risks of the Fund include, but are not limited to, liquidity risk, investment risk, derivatives risk, compliance risk, operational risk, reputational risk, credit risk and counterparty risk. Each of GSAM and the other service providers have their own independent interest in risk management and their policies and methods of risk management may differ from the Fund’s and each other’s in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result, the Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects, and that some risks are simply beyond the control of the Fund or GSAM, their respective affiliates or other service providers.

The Board effectuates its oversight role primarily through regular and special meetings of the Board and Board committees. In certain cases, risk management issues are specifically addressed in reports, presentations and discussions. In addition, investment risk is discussed in the context of regular presentations to the Board on Fund strategy. Other types of risk are addressed as part of presentations on related topics (e.g., compliance policies) or in the context of presentations focused specifically on one or more risks. The Board also receives reports from GSAM management on operational risks, reputational risks and counterparty risks relating to the Fund.

Board oversight of risk management is also performed by various Board committees. For example, the Audit Committee will meet with both the Fund’s independent registered public accounting firm and GSAM’s internal audit group to review risk controls in place that support the Fund as well as test results, and the Compliance and Risk Oversight Committee will meet with the CCO and representatives of GSAM’s compliance and risk oversight groups to review testing results of the Fund’s compliance policies and procedures and other compliance and risk issues. Board oversight of risk is also performed as needed between meetings through communications between GSAM and the Board. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight. The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.

Codes of Ethics

The Fund and its Investment Adviser and Distributor have adopted codes of ethics pursuant to Rule 17j-1 under the 1940 Act. These codes of ethics establish, among other things, procedures for personal investments and restrict certain personal securities transactions, including transactions in securities that are held by us. Personnel subject to each code may invest in securities for their personal investment accounts, so long as such investments are made in accordance with the code’s requirements. These codes of ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

MANAGEMENT OF THE FUND

As stated in the Fund’s Prospectuses, GSAM, 200 West Street, New York, New York 10282, serves as Investment Adviser to the Fund. GSAM is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc. and an affiliate of GS&Co. See “Management of the Fund” in the Fund’s Prospectuses for a description of the Investment Adviser’s duties to the Fund.

Founded in 1869, The Goldman Sachs Group, Inc. is a publicly-held financial holding company and a leading global investment banking, securities and investment management firm. GS&Co. is a leader in developing portfolio strategies and in many fields of investing and financing, participating in financial markets worldwide and serving individuals, institutions, corporations and governments. GS&Co. is also among the principal market sources for current and thorough information on companies, industrial sectors, markets, economies and currencies, and trades and makes markets in a wide range of equity and debt securities 24 hours a day. The firm is headquartered in New York with offices in countries throughout the world. It has trading professionals throughout the United States, as well as in London, Frankfurt, Tokyo, Seoul, Sao Paulo and other major financial centers around the world. The active participation of GS&Co. in the world’s financial markets enhances its ability to identify attractive investments. GS&Co. has agreed to permit the Fund to use the name “Goldman Sachs” or a derivative thereof as part of the Fund’s name for as long as the Fund’s management agreement (the “Management Agreement”) is in effect.

The Management Agreement provides that GSAM, in its capacity as Investment Adviser, may render similar services to others so long as the services under such Management Agreement are not impaired thereby. The Management Agreement was approved by the Board, including a majority of the Trustees of the Board who are not parties to such agreement or “interested persons” (as such term is defined in the 1940 Act) of any party thereto (the “non-interested Trustees”), on December 2, 2019. A discussion regarding the Board’s basis for approving the Management Agreement is available in the Fund’s annual report for the period ending September 30, 2025.

The Management Agreement will remain in effect until June 30, 2026 and will continue in effect with respect to the Fund from year to year thereafter provided such continuance is specifically approved at least annually as set forth in the Management Agreement.

The Management Agreement will terminate automatically if assigned (as defined in the 1940 Act). The Management Agreement is also terminable at any time without penalty by the Trustees or by vote of a majority of the outstanding voting securities by value of the Fund on 60 days’ written notice to the Investment Adviser or by the Investment Adviser on 60 days’ written notice to the Fund.

In consideration of the advisory services provided by the Investment Adviser, the Investment Adviser is entitled to receive a monthly management fee (the “Management Fee”) at an annual rate equal to 1.25% of the average daily value of the Fund’s net assets. The Management Fee for any partial month will be appropriately prorated. Other investment companies in which the Fund invests will also be subject to management fees paid by those underlying investment companies to their respective investment advisers or managers. Those fees will have the effect of reducing returns to the Fund.

Pursuant to the Management Agreement, the Investment Adviser is entitled to receive the fees set forth below, payable monthly based on the Fund’s average daily net assets. Also included below are the actual management fee rates paid by the Fund (after reflection of any management fee waivers) for the fiscal year ended September 30, 2025. The Actual Rate may not correlate to the Contractual Rate as a result of any management fee waivers that may be in effect from time to time.

Fund	Contractual Management Fee Annual Rate
Real Estate Diversified Income Fund	1.25%

The Investment Adviser may waive a portion of its management fee, including fees earned as the Investment Adviser to any of the affiliated funds in which the Fund invests, from time to time, and may discontinue or modify any such waivers in the future, consistent with the terms of any fee waiver arrangements in place.

For the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, the amount of fees incurred by the Fund under the Management Agreement to its investment adviser, GSAM, were as follows (with and without the fee limitations that were then in effect):

Fiscal Year ended September 30, 2025		Fiscal Year ended September 30, 2024		Fiscal Year ended September 30, 2023
Without Fee Waivers	With Fee Waivers	Without Fee Waivers	With Fee Waivers	Without Fee Waivers	With Fee Waivers
$4,188,393	$4,179,165	$5,320,143	$5,301,286	$6,889,992	$6,860,735

In addition to providing advisory services, under the Management Agreement, the Investment Adviser also, to the extent such services are not required to be performed by others pursuant to the fund administration and accounting agreement, the custodian agreement, the transfer agency agreement, distribution agreement or such other agreements with service providers to the Fund that the Board has approved: (i) supervises all non-advisory operations of the Fund; (ii) provides personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of the Fund; (iii) arranges for (at the Fund’s expense): (a) the preparation of all required tax returns, (b) the preparation and submission of reports to Shareholders, (c) the periodic updating of the Prospectuses and this SAI and (d) the preparation of reports to be filed with the SEC and other regulatory authorities; (iv) maintains the Fund’s records; and (v) provides office space and all necessary office equipment and services.

Portfolio Managers – Other Accounts Managed by the Portfolio Managers

The following table discloses accounts within each type of category listed below for which the portfolio managers are jointly and primarily responsible for day-to-day portfolio management as of September 30, 2025, unless otherwise indicated.

For each portfolio manager listed below, the total number of accounts managed is a reflection of accounts within the strategy they oversee or manage, as well as accounts which participate in the sector in which they manage. There are multiple portfolio managers involved with each account.

	Number of Other Accounts Managed and Total Assets(1) by Account Type						Number of Accounts and Total Assets(1) for Which Advisory Fee is Performance-Based
	Registered Investment Companies		Other Pooled Investment Vehicles(2)		Other Accounts(3)		Registered Investment Companies		Other Pooled Investment Vehicles(2)		Other Accounts(3)
	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed	Number of Accounts	Assets Managed
Portfolio Management Team
Kristin Kuney, CFA	10	$2,813	11	$1,747	27	$2,401	0	$0	0	$0	0	$0
Sean Brenan	1	$70	38	$10,570	2	$9,880	0	$0	26	$9,050	0	$0
John Papadoulias	1	$70	16	$4,130	2	$9,880	0	$0	6	$2,770	0	$0
Abhinav Zutshi, CFA	6	$2,133	9	$1,359	8	$640	0	$0	0	$0	0	$0

(1)	Asset information is in USD millions unless otherwise specified.
(2)	“Other Pooled Investment Vehicles” includes private investment funds and SICAVs.
(3)

“Other Accounts” includes a separately managed account platform, advisory mutual fund platform, advisory relationships and others. For purposes of the above, a platform is included as a single account.

Conflicts of Interest. The Investment Adviser’s portfolio managers are often responsible for managing the Fund as well as other registered funds, accounts, including proprietary accounts, separate accounts and other pooled investment vehicles, such as unregistered private funds. A portfolio manager may manage a separate account or other pooled investment vehicle which may have materially higher fee arrangements than the Fund and may also have a performance-based fee. The side-by-side management of these funds may raise potential conflicts of interest relating to cross trading, the allocation of investment opportunities and the aggregation and allocation of trades.

The Investment Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. To this end, the Investment Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management. In addition, the Investment Adviser and the Fund have adopted policies limiting the circumstances under which cross-trades may be effected between the Fund and another client account. The Investment Adviser conducts periodic reviews of trades for consistency with these policies. For more information about conflicts of interests that may arise in connection with a portfolio manager’s management of the Fund’s investments and the investments of other accounts, see “POTENTIAL CONFLICTS OF INTEREST.”

The Fund’s investment objective and investment strategies are similar to those of other accounts managed or sponsored by the Investment Adviser or its affiliates (“Accounts”), and an investment appropriate for the Fund may also be appropriate for those Accounts. This creates potential conflicts in allocating investment opportunities among the Fund and such other Accounts, particularly in circumstances where the availability of such investment opportunities is limited, where the liquidity of such investment opportunities is limited or where co-investments by the Fund and other Accounts are not permitted under applicable law.

The 1940 Act limits the ability of the Fund to participate in transactions with certain related parties. In this regard, the Fund is generally prohibited from buying or selling any assets from or to, or entering into certain “joint” transactions with, its “affiliated persons” (within the meaning of the 1940 Act), and affiliated persons of such affiliated persons, except as may be permitted by SEC rules, no-action relief, or an exemptive order. “Affiliated persons” of the Fund include (among other persons) the Investment Adviser; any person that owns, directly or indirectly, five percent or more of the Fund’s outstanding voting securities; any person five percent or more of whose securities are owned by the Fund; and persons that control, are controlled by, or are under common control with, the Fund (including other investment vehicles managed by the Investment Adviser).

Subject to applicable law, the Fund, Goldman Sachs and other client accounts managed by our Investment Adviser (“Accounts”) can make negotiated co-investments pursuant to an exemptive order from the SEC permitting the Fund to do so (the “Relief”). As a result of the Relief, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Accounts, including, in some cases, proprietary accounts of Goldman Sachs. If the Investment Adviser identifies an investment and the Fund is unable to rely on the Relief for that particular opportunity, the Investment Adviser will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, the Investment Adviser will adhere to its investment allocation policy in order to determine the Account to which to allocate investment opportunities. Accordingly, it is possible that the Fund may not be given the opportunity to participate in investments made by other Accounts.

The Fund may invest alongside other Accounts advised by the Investment Adviser and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that the Investment Adviser, acting on the Fund’s behalf and on behalf of its other clients, negotiates no term other than price. The Fund may also invest alongside the Investment Adviser’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of the Investment Adviser.

To address these potential conflicts, the Investment Adviser has developed allocation policies and procedures that provide that personnel of the Investment Adviser making portfolio decisions for Accounts will make purchase and sale decisions and allocate investment opportunities among Accounts consistent with its fiduciary obligations. To the extent permitted by applicable law, these policies and procedures may result in the pro rata allocation of limited opportunities across eligible Accounts managed by a particular portfolio management team, but in many other cases the allocations reflect numerous other factors as described below. There will be cases where certain Accounts receive an allocation of an investment opportunity when the Fund does not and vice versa.

Personnel of the Investment Adviser involved in decision-making for Accounts may make allocation related decisions for the Fund and other Accounts by reference to one or more factors, including: the Account’s portfolio and its investment horizons, objectives, guidelines and restrictions (including legal and regulatory restrictions); strategic fit and other portfolio management considerations, including different desired levels of investment for different strategies; the expected future capacity of the applicable Accounts; cash and liquidity considerations; and the availability of other appropriate investment opportunities. Suitability considerations, reputational matters and other considerations may also be considered. The application of these considerations may cause differences in the performance of different Accounts that have similar strategies. In addition, in some cases the Investment Adviser may make investment recommendations to Accounts where the Accounts make the investment independently of the Investment Adviser, which may result in a reduction in the availability of the investment opportunity for other Accounts (including the Fund) irrespective of the Investment Adviser’s policies regarding allocation of investments. Additional information about the Investment Adviser’s allocation policies is set forth in Item 6 (“Performance-based Fees and Side-by-Side Management—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of the Investment Adviser’s Form ADV.

Portfolio Managers — Compensation

Compensation for portfolio managers of the Investment Adviser is comprised of a base salary and year-end discretionary variable compensation. The base salary is fixed from year to year. Year-end discretionary variable compensation is primarily a function of each portfolio manager’s individual performance and his or her contribution to overall team performance; the performance of GSAM and GS&Co.; the team’s net revenues for the past year which is primarily derived from advisory fees; and anticipated compensation levels among competitor firms. Portfolio managers are rewarded, in part, for their delivery of investment performance, which is reasonably expected to meet or exceed the expectations of clients and fund shareholders in terms of: excess return over an applicable benchmark, peer group ranking, risk management and factors specific to the funds such as yield or regional focus. Performance is judged over 1-, 3- and 5-year time horizons.

The discretionary variable compensation for portfolio managers is also significantly influenced by various factors, including: (1) effective participation in team discussions and process; and (2) management of risk in alignment with the targeted risk parameters and investment objective of the Fund. Other factors may also be considered including: (1) general client/investor orientation and (2) teamwork and leadership.

As part of their year-end discretionary variable compensation and subject to certain eligibility requirements, portfolio managers may receive deferred equity-based and similar awards, in the form of: (1) shares of The Goldman Sachs Group, Inc. (restricted stock units); and, (2) for certain portfolio managers, performance-tracking (or “phantom”) shares of the Fund or multiple funds. Performance-tracking shares are designed to provide a rate of return (net of fees) equal to that of the Fund(s) that a portfolio manager manages, or one or more other eligible funds, as determined by senior management, thereby aligning portfolio manager compensation with fund shareholder interests. The awards are subject to vesting requirements, deferred payment and clawback and forfeiture provisions. GSAM, GS&Co. or their affiliates expect, but are not required to, hedge the exposure of the performance-tracking shares of a Fund by, among other things, purchasing shares of the relevant Fund(s).

Other Compensation—In addition to base salary and year-end discretionary variable compensation, the Investment Adviser has a number of additional benefits in place including (1) a 401(k) program that enables employees to direct a percentage of their base salary and bonus income into a tax-qualified retirement plan; and (2) investment opportunity programs in which certain professionals may participate subject to certain eligibility requirements.

Portfolio Managers — Portfolio Managers’ Ownership of Shares in the Fund

The following table shows the portfolio managers’ ownership of securities, including those beneficially owned as well as those owned pursuant to the deferred compensation plan discussed above, in the Fund as of September 30, 2025, unless otherwise noted:

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned by Portfolio Manager
Kristin Kuney, CFA	$100,001–$500,000
Sean Brenan	$50,001–$100,000
John Papadoulias	$10,001–$50,000
Abhinav Zutshi, CFA	None

Distributor and Transfer Agent

Distributor. GS&Co., 200 West Street, New York, New York 10282, serves as the exclusive distributor of shares of the Fund pursuant to a “best efforts” arrangement as provided by the distribution agreement with the Fund. Shares of the Fund are offered and sold on a continuous basis by GS&Co., acting as agent. GS&Co. may enter into sales agreements with certain investment dealers and other financial service firms (the “Intermediaries”) to solicit subscriptions for Class A, Class C, Class I, Class L, Class W and Class P Shares of the Fund. GS&Co. receives a portion of the sales charge imposed on the sale of Class A and Class L Shares, and in certain cases, repurchases, of Class A and Class C Shares of the Fund. GS&Co. retained approximately the following combined commissions on sales of Class A, Class L and Class C Shares during the following periods:

Fund	Fiscal Year Ended September 30, 2025	Fiscal Year Ended September 30, 2024	Fiscal Year Ended September 30, 2023
Real Estate Diversified Income Fund	$72	$1,894	$6,314

Dealer Reallowances. Class A and Class L Shares of the Fund are sold subject to a front-end sales charge, as described in the applicable Prospectus. GS&Co. may pay commissions to Intermediaries who sell Class A and Class L shares of the Fund in the form of a “reallowance” of all or a portion of the sales charge paid on the purchase of those shares. GS&Co. reallows the following amounts, expressed as a percentage of the Fund’s offering price with respect to purchases of Class A Shares under $100,000 and Class L Shares under $250,000:

Fund	% re-allowed to broker/dealers for Class A Shares	% re-allowed to broker/dealers for Class L Shares
Real Estate Diversified Income Fund	5.46%	N/A

Dealer allowances may be changed periodically. During special promotions, the entire sales charge may be reallowed to Intermediaries. Intermediaries to whom substantially the entire sales charge is reallowed may be deemed to be “underwriters” under the 1933 Act.

Transfer Agent. GS&Co., 71 South Wacker Drive, Chicago, IL 60606 serves as the Fund’s transfer and dividend disbursing agent. For its transfer agency services, GS&Co. is entitled to receive a transfer agency fee equal, on an annualized basis, to 0.14% of average daily net assets with respect to each class of the Fund’s Shares. GS&Co. may pay to certain intermediaries who perform transfer agent services to shareholders a networking or sub-transfer agent fee. For the fiscal years ended September 30, 2025, September 30, 2024, and September 30, 2023, the amount of fees incurred by the Fund under the transfer agency agreement to its transfer agent, GS&Co., were as follows:

Fund
Real Estate Diversified Income Fund	Class A	Class C	Class I	Class L	Class W	Class P
Fiscal Year Ended September 30, 2025	$74,069	$19,937	$114,510	$4,590	$23,561	$232,431

Fiscal Year Ended September 30, 2024	$88,465	$40,205	$138,004	$5,809	$33,210	$290,163

Fiscal Year Ended September 30, 2023	$109,306	$65,743	$178,791	$7,133	$51,623	$359,080

The Fund’s distribution and transfer agency agreements each provide that GS&Co. may render similar services to others so long as the services GS&Co. provides thereunder are not impaired thereby. Such agreements also provide that the Fund will indemnify GS&Co. against certain liabilities.

Expenses

The imposition of the Investment Adviser’s fees, as well as other operating expenses, will have the effect of reducing the total return to investors. From time to time, the Investment Adviser may waive receipt of its fees and/or voluntarily assume certain expenses of the Fund, which would have the effect of lowering the Fund’s overall expense ratio and increasing total return to investors at the time such amounts are waived or assumed, as the case may be.

The Investment Adviser has agreed to reduce or limit certain “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, distribution and service fees, as applicable, taxes, interest, credit facility commitment fees, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) for the Fund to the extent that such expenses exceed, on an annual basis, 0.354% of the Fund’s average daily net assets through at least January 28, 2027. After January 28, 2027, such reductions or limits, if any, may be discontinued or modified by the Investment Adviser in its discretion at any time and without shareholder approval, although the Investment Adviser currently has no intention of doing so. The Fund’s “Other Expenses” may be further reduced by a custody and transfer agency fee credit received by the Fund.

Reimbursement and Other Expense Reductions

For the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, the Investment Adviser waived fees and reimbursed expenses as follows:

Fund	Fiscal year ended September 30, 2025	Fiscal year ended September 30, 2024	Fiscal year ended September 30, 2023
Real Estate Diversified Income Fund	$161,601	$156,660	$230,241

Custodian and Sub-Custodians

The Bank of New York Mellon (“BNY”), 240 Greenwich Street, New York, New York 10286, is the custodian of the Fund’s portfolio securities and cash. The custodian of the Fund may change from time to time. BNY also maintains the Fund’s accounting records. BNY may appoint domestic and foreign sub-custodians and use depositories from time to time to hold securities and other instruments purchased by the Fund in foreign countries and to hold cash and currencies for the Fund.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, Massachusetts, 02210, is the Fund’s independent registered public accounting firm. In addition to audit services, PricewaterhouseCoopers LLP provides assistance on certain non-audit matters.

POTENTIAL CONFLICTS OF INTEREST

General Categories of Conflicts Associated with the Funds

Goldman Sachs (which, for purposes of this “POTENTIAL CONFLICTS OF INTEREST” section, shall mean, collectively, The Goldman Sachs Group, Inc., the Investment Adviser and their affiliates, directors, partners, trustees, managers, members, officers and employees) is a worldwide, full-service investment banking, broker-dealer, asset management and financial services organization and a major participant in global financial markets. As such, it provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and individuals. Goldman Sachs acts as broker-dealer, investment adviser, investment banker, underwriter, research provider, administrator, financier, adviser, market maker, trader, prime broker, derivatives dealer, clearing agent, lender, custodian, counterparty, agent, principal, distributor, investor or in other commercial capacities for accounts or companies (including Fund portfolio companies) or affiliated or unaffiliated investment funds (including pooled investment vehicles and private funds). In those and other capacities, Goldman Sachs advises and deals with clients and third parties in all markets and transactions and purchases, sells, holds and recommends a broad array of investments, including securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products, for its own accounts and for the accounts of clients and of its personnel, through client accounts and the relationships and products it sponsors, manages and advises. In addition, Goldman Sachs has direct and indirect interests in the global fixed income, currency, commodity, equities, bank loan and other markets. In certain cases, the Investment Adviser causes the Funds to invest in products and strategies sponsored, managed or advised by Goldman Sachs or in which Goldman Sachs has an interest, either directly or indirectly, or otherwise restricts the Funds from making such investments, as further described herein. In this regard, there are instances when Goldman Sachs’ activities and dealings with other clients and third parties, including on behalf of the Funds, may affect the Funds in ways that may disadvantage or restrict the Funds and/or benefit Goldman Sachs or other Accounts.

In addition, the Investment Adviser’s activities on behalf of certain other entities that are not investment advisory clients of the Investment Adviser create conflicts of interest between such entities, on the one hand, and Accounts (including the Funds), on the other hand, that are the same as or similar to the conflicts that arise between the Funds and other Accounts, as described herein. In managing conflicts of interest that arise as a result of the foregoing, the Investment Adviser generally will be subject to fiduciary requirements. For purposes of this “POTENTIAL CONFLICTS OF INTEREST” section, “Funds” shall mean, collectively, the Fund and any of the other Goldman Sachs Funds, and “Accounts” shall mean Goldman Sachs’ own accounts, accounts in which personnel of Goldman Sachs have an interest, accounts of Goldman Sachs’ clients, including separately managed accounts (or separate accounts), and investment vehicles that Goldman Sachs sponsors, manages or advises, including the Funds.

The following are descriptions of certain conflicts and potential conflicts of interest that may be associated with the financial or other interests that the Investment Adviser and Goldman Sachs may have in transactions effected by, with or on behalf of the Funds. The conflicts herein do not purport to be a complete list or explanation of the conflicts associated with the financial or other interests the Investment Adviser or Goldman Sachs may have now or in the future. Additional information about potential conflicts of interest regarding the Investment Adviser and Goldman Sachs is set forth in the Investment Adviser’s Form ADV. A copy of Part 1 and Part 2A of the Investment Adviser’s Form ADV is available on the SEC’s website (www.adviserinfo.sec.gov).

The Sale of Fund Shares and the Allocation of Investment Opportunities

Sales Incentives and Related Conflicts Arising from Goldman Sachs’ Financial and Other Relationships with Intermediaries

Goldman Sachs and its personnel, including employees of the Investment Adviser, receive benefits and earn fees and compensation for services provided to Accounts (including the Funds) and in connection with the distribution of the Funds. Any such fees and compensation are generally paid directly or indirectly out of the fees payable to the Investment Adviser in connection with the management of such Accounts (including the Funds). Moreover, Goldman Sachs and its personnel, including employees of the Investment Adviser, have relationships (both involving and not involving the Funds, and including without limitation placement, brokerage, advisory and board relationships) with distributors, consultants and others who recommend, or engage in transactions with or for, the Funds. Such distributors, consultants and other parties may receive compensation from Goldman Sachs or the Funds in connection with such relationships. As a result of these relationships, distributors, consultants and other parties have conflicts that create incentives for them to promote the Funds.

To the extent permitted by applicable law, Goldman Sachs and the Funds have in the past made, and may in the future make, payments to authorized dealers and other financial intermediaries and to salespersons to promote the Funds. These payments may be made out of Goldman Sachs’ assets or amounts payable to Goldman Sachs. These payments create an incentive for such persons to highlight, feature or recommend the Funds.

Allocation of Investment Opportunities Among the Funds and Other Accounts

The Investment Adviser manages or advises multiple Accounts (including Accounts in which Goldman Sachs and its personnel have an interest) that have investment objectives that are the same or similar to the Funds and that seek to make or sell investments in the same securities or other instruments, sectors or strategies as the Funds. This creates potential conflicts, particularly in circumstances where the availability or liquidity of such investment opportunities is limited (e.g., in local and emerging markets, high yield securities, fixed income securities, direct loan originations, regulated industries, small capitalization, direct or indirect investments in private investment funds, primary investments and secondary interests in private investment funds, co-investments alongside private investment funds, real estate assets, investments in master limited partnerships in the oil and gas industry, initial public offerings/new issues and privately-issued debt securities). This also creates potential conflicts in allocating investment opportunities among the Fund and such other Accounts, particularly in circumstances where the availability or liquidity of such investment opportunities is limited or where co-investments by the Fund and other Accounts are not permitted under applicable law.

The Fund is prohibited under the 1940 Act from participating in certain transactions with its affiliates without the prior approval of the Independent Trustees and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of the Fund’s outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act, and the Fund is generally prohibited from buying or selling any assets from or to, or entering into certain “joint” transactions (which could include investments in the same portfolio company) with such affiliates, absent the prior approval of the Independent Trustees. GSAM and its affiliates, including persons that control, or are under common control with, the Fund or GSAM, are also considered to be affiliates of the Fund under the 1940 Act, and the Fund is generally prohibited from buying or selling any assets from or to, or entering into “joint” transactions with, such affiliates without exemptive relief from the SEC.

Subject to applicable law, the Fund may invest alongside Goldman Sachs and its Accounts. In certain circumstances, negotiated co-investments by the Fund and other Accounts may be made only pursuant to an order from the SEC permitting the Fund to do so. GSAM applied for and received an exemptive order from the SEC that permits the Fund to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is GSAM, after the date of the exemptive order, subject to certain conditions, such as that co-investments be made in a manner consistent with the Fund’s investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and pursuant to the conditions required by the exemptive relief, and are allocated fairly among participants. As a result of such order, there could be significant overlap in the Fund’s investment portfolio and the investment portfolios of other Funds or Accounts. If GSAM identifies an investment and the Fund is unable to rely on its exemptive relief for that particular opportunity, GSAM will be required to determine which Accounts should make the investment at the potential exclusion of other Accounts. In such circumstances, GSAM will adhere to its investment allocation policy in order to determine the Account to which to allocate the opportunity. The policy currently provides that GSAM allocate opportunities through a rotation system or in such other manner as GSAM determines to be equitable. Accordingly, it is possible that the Fund may not be given the opportunity to participate in certain investments made by other Accounts.

The Fund may also invest alongside other Accounts advised by GSAM and its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff guidance and interpretations. For example, the Fund may invest alongside such Accounts consistent with guidance promulgated by the staff of the SEC permitting the Fund and such other Accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met. The Fund may also invest alongside GSAM’s other clients as otherwise permissible under SEC staff guidance and interpretations, applicable regulations and the allocation policy of GSAM.

Accounts (including the Funds) may invest in other Accounts (including the Funds) at or near the establishment of such Accounts, which may facilitate the Accounts achieving a specified size or scale. Conversely, Accounts (including the Funds) may also invest in other Accounts (including the Funds) that are near the end of their life and investment by Accounts (including the Funds) may allow such products to continue in operation.

The Investment Adviser may simultaneously manage Accounts for which the Investment Adviser receives greater fees or other compensation (including performance-based fees or allocations) than it receives in respect of the Funds. The simultaneous management of Accounts that pay greater fees or other compensation and the Funds creates a conflict of interest as the Investment Adviser has an incentive to favor Accounts with the potential to receive greater fees when allocating resources, services, functions or investment opportunities among Accounts. For instance, the Investment Adviser will be faced with a conflict of interest when allocating scarce investment opportunities given the possibly greater fees from Accounts that pay performance-based fees.

To address these potential conflicts, the Investment Adviser has developed allocation policies and procedures that provide that the Investment Adviser’s personnel making portfolio decisions for Accounts will make investment decisions for, and allocate investment opportunities among, such Accounts consistent with the Investment Adviser’s fiduciary obligations. However, the availability, amount, timing, structuring or terms of an investment available to the Funds differ from, and performance may be lower than, the investments and performance of other Accounts in certain cases. In addition, these policies and procedures may result in the pro rata allocation (on a basis determined by the Investment Adviser) of limited opportunities across eligible Accounts managed by a particular portfolio management team, but in other cases such allocation may not be pro rata. Furthermore, certain investment opportunities sourced by the Investment Adviser, or Goldman Sachs businesses or divisions outside of the Investment Adviser, may be allocated to Goldman Sachs for its own account or investment vehicles organized to facilitate investment by its current or former directors, partners, trustees, managers, members, officers, employees, and their families and related entities, including employee benefit plans in which they participate, and current consultants, and not to Accounts. See Item 11 (“Code of Ethics, Participation or Interest in Client Transactions and Personal Trading—Participation or Interest in Client Transactions—Certain Effects of the Activities of Goldman Sachs and Advisory Accounts”) of the Investment Adviser’s Form ADV.

In some cases, due to information segregation policies that may be in place, other Accounts may compete with us for specific investment opportunities and the Accounts and we may not be aware that we are competing against each other. Goldman Sachs has a conflicts system in place in addition to these segregation policies to identify potential conflicts early in the process and determine if an allocation decision needs to be made. If the conflicts system detects a potential conflict with respect to a particular investment opportunity, such investment opportunity will be assessed to determine whether it must be allocated to, or prohibited from being allocated to, a particular Account.

Allocation-related decisions for the Funds and other Accounts are made by reference to one or more factors. Factors may include: the date of inception of the Account; the Account’s portfolio and its investment horizons and objectives (including with respect to portfolio construction and target returns); the risk profile of the investment; guidelines and restrictions (including legal and regulatory restrictions affecting certain Accounts or affecting holdings across Accounts); client instructions; adverse effects of timing on other Accounts or the Investment Adviser potentially participating in the investment opportunity; strategic fit and other portfolio management considerations, including different desired levels of exposure to certain strategies; the expected future capacity of the Funds and the applicable Accounts; limits on the Investment Adviser’s brokerage discretion; cash and liquidity needs and other considerations; anticipated magnitude of the overall investment program for the then current year and any changes in the rate at which the program is carried out; the availability (or lack thereof) of other appropriate or substantially similar investment opportunities; the opportunity to invest in different layers in the capital structure of a company; differences in benchmark factors and hedging strategies among Accounts; the Investment Adviser’s perception of a potential co-

investment party’s interest; and the source of the investment opportunity. Suitability considerations, reputational matters and other considerations may also be considered.

In a case in which one or more Accounts are intended to be the Investment Adviser’s primary investment vehicles focused on, or to receive priority with respect to, a particular trading strategy (“Primary Vehicles”) (as determined in the Investment Adviser’s discretion, and including investments sourced by or available from the Investment Adviser or affiliates of the Investment Adviser), other Accounts (including the Funds) may not have access to such strategy or may have more limited access than would otherwise be the case. For example, access to such strategies may only be available to certain Accounts through an investment in a Primary Vehicle, which investment would result in additional management fees and/or performance-based compensation payable to the Investment Adviser. To the extent that such Accounts are managed by areas of Goldman Sachs other than the Investment Adviser, such Accounts will not be subject to the Investment Adviser’s allocation policies. Investments by such Accounts may reduce or eliminate the availability of investment opportunities to, or otherwise adversely affect, the Fund. Furthermore, in cases in which one or more Accounts are intended to be the Investment Adviser’s primary investment vehicles focused on, or receive priority with respect to, a particular trading strategy or type of investment, such Accounts have specific policies or guidelines with respect to Accounts or other persons receiving the opportunity to invest alongside such Accounts with respect to one or more investments (“Co-Investment Opportunities”). As a result, certain Accounts or other persons will receive allocations to, or rights to invest in, Co-Investment Opportunities that are not available generally to the Funds.

In addition, in some cases the Investment Adviser makes investment recommendations to Accounts that make investment decisions independently of the Investment Adviser. In circumstances in which there is limited availability of an investment opportunity, if such Accounts invest in the investment opportunity at the same time as, or prior to, a Fund, the availability of the investment opportunity for the Fund will be reduced irrespective of the Investment Adviser’s policies regarding allocations of investments.

The Investment Adviser, from time to time, develops and implements new trading strategies or seeks to participate in new trading strategies and investment opportunities. These strategies and opportunities are not employed in all Accounts or employed pro rata among Accounts where they are used, even if the strategy or opportunity is consistent with the objectives of such Accounts. Further, a trading strategy employed for a Fund that is similar to, or the same as, that of another Account may be implemented differently, sometimes to a material extent. For example, a Fund may invest in different securities or other assets, or invest in the same securities and other assets but in different proportions, than another Account with the same or similar trading strategy. The implementation of the Fund’s trading strategy depends on a variety of factors, including the portfolio managers involved in managing the trading strategy for the Account, the time difference associated with the location of different portfolio management teams, and the factors described above and in Item 6 (“PERFORMANCE-BASED FEES AND SIDE-BY-SIDE MANAGEMENT—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of the Investment Adviser’s Form ADV.

The Investment Adviser may develop and implement new trading strategies or seek to participate in new investment opportunities and strategies. These opportunities and strategies may not be employed in all Accounts even if the opportunity or strategy is consistent with the objectives of such Accounts.

During periods of unusual market conditions, the Investment Adviser may deviate from its normal trade allocation practices. For example, this may occur with respect to the management of unlevered and/or long-only Accounts that are typically managed on a side-by-side basis with levered and/or long-short Accounts.

The Investment Adviser and the Funds may receive notice of, or offers to participate in, investment opportunities from third parties for various reasons. The Investment Adviser in its sole discretion will determine whether a Fund will participate in any such investment opportunities and investors should not expect that the Fund will participate in any such investment opportunities unless the opportunities are received pursuant to contractual requirements, such as preemptive rights or rights offerings, under the terms of the Fund’s investments. Some or all Funds may, from time to time, be offered investment opportunities that are made available through Goldman Sachs businesses outside of the Investment Adviser, including, for example, interests in real estate and other private investments. In this regard, a conflict of interest exists to the extent that Goldman Sachs controls or otherwise influences the terms and pricing of such investments and/or retains other benefits in connection therewith. However, Goldman Sachs businesses outside of the Investment Adviser are under no general or other obligation or duty to provide investment opportunities to the Funds, and generally are not expected to do so. Further, opportunities sourced within particular portfolio management teams within the Investment Adviser may not be allocated to Accounts (including the Funds) managed by such teams or by other teams. Opportunities not allocated (or not fully allocated) to the Funds or other Accounts managed by the Investment Adviser may be undertaken by Goldman Sachs (including the Investment Adviser), including for Accounts, or made available to other Accounts or third parties, and the Funds will not receive any compensation related to such opportunities. Even in the case of an opportunity received by a Fund pursuant to contractual requirements, the Investment Adviser may decide in its discretion that the Fund will not participate in such opportunity for portfolio construction reasons, due to the investment objective and strategies of such Fund, or because the Investment Adviser determines that participation would not be appropriate for such Fund for other reasons, in which case the Investment Adviser may allocate such opportunity to another Account. Additional information about the Investment Adviser’s allocation policies is set forth in Item 6 (“PERFORMANCE-BASED FEES AND SIDE-BY-SIDE MANAGEMENT—Side-by-Side Management of Advisory Accounts; Allocation of Opportunities”) of the Investment Adviser’s Form ADV.

As a result of the various considerations above, there will be cases in which certain Accounts (including Accounts in which Goldman Sachs and personnel of Goldman Sachs have an interest) receive an allocation of an investment opportunity (including an investment opportunity sourced by or available from the Investment Adviser or affiliates of the Investment Adviser) at times that the Funds do not, or when the Funds receive an allocation of such opportunities but on different terms than other Accounts (which may be less favorable). In addition, due to regulatory or other considerations, the receipt of an investment opportunity by certain Funds may restrict or limit the ability of other Funds to receive an allocation of the same opportunity. The application of these considerations may cause differences in the performance of different Accounts that employ strategies the same or similar to those of the Funds. It should be expected that the negative effects described above will be more pronounced in connection with transactions in, or the Funds’ use of, small capitalization, emerging market, distressed or less liquid strategies.

Certain Accounts may be unable to participate directly in particular types of investment opportunities (including those sourced by or available from the Investment Adviser or affiliates of the Investment Adviser), such as certain types of loans, due to the nature and/or size of the Accounts or limitations or prohibitions in applicable loan or transaction documentation. In addition, certain Accounts may be limited due to the timing or specific nature of the particular investment opportunity.

Multiple Accounts (including the Funds) may participate in a particular investment or incur expenses applicable in connection with the operation or management of the Accounts, or otherwise may be subject to costs or expenses that are allocable to more than one Account (which may include, without limitation, research expenses, technology expenses, valuation agent expenses, expenses relating to participation in bondholder groups, restructurings, class actions and other litigation, and insurance premiums). The Investment Adviser may allocate investment-related and other expenses on a pro rata or different basis. Certain Accounts are, by their terms or by determination of the Investment Adviser, on a case-by-case basis, not responsible for their share of such expenses, and, in addition, the Investment Adviser has agreed with certain Accounts to cap the amount of expenses (or the amount of certain types of expenses) borne by such Accounts, which results in such Accounts not bearing the full share of expenses they would otherwise have borne as described above. As a result, certain Accounts are responsible for bearing a different or greater amount of expenses, while other Accounts do not bear any, or do not bear their full share, of such expenses. The Investment Adviser may bear any such expenses on behalf of certain Accounts and not for others, as it determines in its sole discretion. If the Investment Adviser bears expenses on behalf of an Account and the Account subsequently receives reimbursement for such expenses, the Investment Adviser will generally be entitled to receive all or a portion of the amount of such reimbursement, up to the amount that was borne by the Investment Adviser on behalf of such Account.

Accounts will generally incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated (“broken-deal expenses”). Examples of broken-deal expenses include (i) research costs,

(ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including the Investment Adviser or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel, entertainment and overtime meal and transportation costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction.

The Investment Adviser has adopted policies and procedures relating to the allocation of broken-deal expenses among Accounts (including the Funds) and other potential investors. Pursuant to such policies and procedures, broken-deal expenses generally will be allocated among Accounts in the manner that the Investment Adviser determines to be fair and equitable, which will be pro rata or on a different basis, including that an Account may bear more than its pro rata share of such broken-deal expenses. Expenses are generally allocated to Accounts (including the Funds) based on whose behalf the expenses are incurred. Where the Funds and one or more other Accounts participate in a particular investment or collectively incur other expenses, the Investment Adviser generally allocates investment-related and other expenses in a manner the Investment Adviser determines to be fair and equitable, which may be pro rata or on a different basis.

Goldman Sachs’ Financial and Other Interests May Incentivize Goldman Sachs to Promote the Sale of Fund Shares

Goldman Sachs and its personnel have interests in promoting sales of Fund shares, and the compensation from such sales may be greater than the compensation relating to sales of interests in other Accounts. Therefore, Goldman Sachs and its personnel may have a financial interest in promoting Fund shares over interests in other Accounts.

Management of the Funds by the Investment Adviser

Considerations Relating to Information Held by Goldman Sachs

Goldman Sachs has established certain information barriers and other policies designed to address the sharing of information between different businesses within Goldman Sachs. As a result of information barriers, the Investment Adviser generally will not have access, or will have limited access, to certain information and personnel, including senior personnel, in other areas of Goldman Sachs, and generally will not manage the Funds with the benefit of information held by such other areas. Goldman Sachs, due to its access to and knowledge of funds, markets and securities based on its prime brokerage and other businesses, will from time to time make decisions based on information or take (or refrain from taking) actions with respect to interests in investments of the kind held (directly or indirectly) by the Funds in a manner that is adverse to the Funds, and will not have any obligation or other duty to share information with the Investment Adviser.

In limited circumstances, however, including for purposes of managing business and reputational risk, and subject to policies and procedures, personnel on one side of an information barrier may have access to information and personnel on the other side of the information barrier through “wall crossings.” The Investment Adviser faces conflicts of interest in determining whether to engage in such wall crossings. In addition, Goldman Sachs or the Investment Adviser may determine to move certain personnel, businesses, or business units from one side of an information barrier to the other side of the information barrier. In connection therewith, Goldman Sachs personnel, businesses, and business units that were moved will no longer have access to the personnel, businesses and business units on the side of the information barrier from which they were moved.

Information obtained in connection with such wall crossings and changes to information barriers may limit or restrict the ability of the Investment Adviser to engage in or otherwise effect transactions on behalf of the Funds (including purchasing or selling securities that the Investment Adviser may otherwise have purchased or sold for an Account in the absence of a wall crossing or change to an information barrier). In managing conflicts of interest that arise as a result of the foregoing, the Investment Adviser generally will be subject to fiduciary requirements. Information barriers also exist between certain businesses within the Investment Adviser. The conflicts described herein with respect to information barriers and otherwise with respect to Goldman Sachs and the Investment Adviser also apply to the asset management business of Goldman Sachs Asset & Wealth Management (of which the Investment Adviser is a part), as well as to the other businesses within Goldman Sachs Asset & Wealth Management (including the Investment Adviser). In addition, there may also be circumstances in which, as a result of information held by certain portfolio management teams in the Investment Adviser, the Investment Adviser limits an activity or transaction for a Fund, including if the Fund is managed by a portfolio management team other than the team holding such information. The Fund’s portfolio management teams are subject to information barriers established by Goldman Sachs. As a result, each team will at times be restricted from sharing with one another certain information relating to their portfolio holdings and investment process.

In addition, regardless of the existence of information barriers, Goldman Sachs will not have any obligation or other duty to make available for the benefit of the Funds any information regarding Goldman Sachs’ trading activities, strategies or views, or the activities, strategies or views used for other Accounts. Furthermore, to the extent that the Investment Adviser has developed fundamental analysis and proprietary technical models or other information, Goldman Sachs and its personnel, or other parts of the Investment Adviser, will not be under any obligation or other duty to share certain information with the Investment Adviser or personnel involved in decision-making for Accounts (including the Funds), and the Funds may make investment decisions that differ from those they would have made if Goldman Sachs had provided such information, and be disadvantaged as a result thereof.

Different areas of the Investment Adviser and Goldman Sachs take views, and make decisions or recommendations, that are different than those of other areas of the Investment Adviser and Goldman Sachs. Different portfolio management teams within the Investment Adviser make decisions based on information or take (or refrain from taking) actions with respect to Accounts they advise in a manner different than or adverse to the Funds. Such teams do not share information with the Funds’ portfolio management teams, including as a result of certain information barriers and other policies, and will not have any obligation or other duty to do so.

Goldman Sachs operates a business known as Prime Services, which provides prime brokerage, administrative and other services to clients that from time to time involve investment funds (including pooled investment vehicles and private funds) in which one or more Accounts invest (“Underlying Funds”) or markets and securities in which Accounts invest. Prime Services and other parts of Goldman Sachs have broad access to information regarding the current status of certain markets, investments and funds and detailed information about fund operators that is not available to the Investment Adviser. In addition, Goldman Sachs from time to time acts as a prime broker to one or more Underlying Funds, in which case Goldman Sachs will have information concerning the investments and transactions of such Underlying Funds that is not available to the Investment Adviser. As a result of these and other activities, parts of Goldman Sachs will possess information in respect of markets, investments, investment advisers that are affiliated or unaffiliated with Goldman Sachs and Underlying Funds, which, if known to the Investment Adviser, might cause the Investment Adviser to seek to dispose of, retain or increase interests in investments held by Accounts or acquire certain positions on behalf of Accounts, or take other actions. Goldman Sachs will be under no obligation or other duty to make any such information available to the Investment Adviser or personnel involved in decision-making for Accounts (including the Funds).

Valuation of the Funds’ Investments

The Investment Adviser performs certain valuation services related to securities and assets held in the Funds. The Investment Adviser performs such valuation services in accordance with its valuation policies. The Investment Adviser may value an identical asset differently than Goldman Sachs, or another division or unit within Goldman Sachs values the asset, including because Goldman Sachs, or such other division or unit, has information or uses valuation techniques and models that it does not share with, or that are different than those of, the Investment Adviser. This is particularly the case in respect of difficult-to-value assets. The Investment Adviser may also value an identical asset differently in different Accounts, including because different Accounts are subject to different valuation guidelines pursuant to their respective governing agreements (e.g., in connection with certain regulatory restrictions applicable to different Accounts). In addition, there may be significant differences in the treatment of the same asset by the Investment Adviser and Goldman Sachs, other divisions or units of Goldman Sachs, and/or among Accounts (e.g., with respect to an asset that is a loan, there can be differences when it is determined that such loan is deemed to be on non-accrual status or in default). Differences in valuation should be expected where different third-party vendors are hired to perform valuation functions for the Accounts, the Accounts are managed or advised by different portfolio management teams within the Investment Adviser that employ different valuation policies or procedures, or otherwise. The Investment Adviser will face a conflict with respect to valuations generally because of their effect on the Investment Adviser’s fees and other compensation. Furthermore, the application of particular valuation policies with respect to the Funds will, under certain circumstances, result in improved performance of the Funds.

Data and Information Sharing

Accounts, the Investment Adviser, and/or their respective affiliates, portfolio companies and other investments (collectively, the “Data Parties”) often possess data and information that they may utilize for various purposes and which they would not otherwise possess in the ordinary course of their businesses. For example, information relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that the Data Parties possess or acquire through their management of Accounts and/or their own businesses and investment activities may be used by Goldman Sachs to identify and/or evaluate potential investments for Accounts and to facilitate the management of Accounts, including through operational improvements. Conversely, Goldman Sachs may use data and information that it has or acquires in connection with an Account’s activities for the benefit of Goldman Sachs’ own businesses and investment activities and their portfolio companies and other investments.

From time to time, Goldman Sachs may commission third-party research, at an Account’s expense, in connection with the diligence of an investment opportunity or in connection with its management of a portfolio investment, and such research is expected to subsequently be available to other investment vehicles (and such persons will generally not be required to compensate an Account for the benefit they receive from such research). Such benefits could be material and Goldman Sachs will have no duty, contractual, fiduciary or otherwise, not to use such information in connection with the business and investment activities of itself, Accounts and/or their portfolio companies and other investments.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information, regulatory limitations on the use of material nonpublic information, and the Data Parties’ information walls, Goldman Sachs is generally free to use data and information from an Account’s activities to assist in the pursuit of its various other interests and activities, including to trade for the benefit of Goldman Sachs or another Account. Accounts and other sources of such data and information may not receive any financial or other benefit from having provided such data and information to Goldman Sachs. The potential ability to monetize such data and information may create incentives for Goldman Sachs to cause an Account to invest in entities and companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Goldman Sachs’ and the Investment Adviser’s Activities on Behalf of Other Accounts

The Investment Adviser’s decisions and actions on behalf of the Funds may differ from those on behalf of other Accounts (which may include proprietary accounts of Goldman Sachs). Advice given to, or investment or voting decisions made for, one or more Accounts, may compete with, affect, differ from, conflict with, or involve timing different from, advice given to or investment or voting decisions made for the Funds.

Goldman Sachs engages in a variety of activities in the global financial markets. The extent of Goldman Sachs’ activities in the global financial markets, including without limitation, in its capacity as an investment banker, market maker, financier, lender, investor, prime broker, futures commission merchant, derivatives dealer, adviser, counterparty, agent, principal and research provider, may have potential adverse effects on the Funds. Goldman Sachs, the clients it advises, and its personnel have interests in and advise accounts which have investment objectives or portfolios similar to, related to or opposed to those of the Funds.

The Investment Adviser provides advisory services to the Funds. Goldman Sachs (including the Investment Adviser), the clients it advises, and its personnel have interests in and advise Accounts that have investment objectives or portfolios similar to, related to or opposed to those of the Funds. Goldman Sachs may receive greater fees or other compensation (including performance-based fees) from such Accounts than it does from the Funds, in which case Goldman Sachs is incentivized to favor such Accounts. In addition, Goldman Sachs (including the Investment

Adviser), the clients it advises, and its personnel may engage (or consider engaging) in commercial arrangements or transactions with Accounts, and/or compete for commercial arrangements or transactions in the same types of companies, assets securities and other instruments, as the Funds. Such arrangements, transactions or investments adversely affect such Funds by, for example, limiting their ability to engage in such activity or affecting the pricing or terms of such arrangements, transactions or investments. Moreover, a particular Fund on the one hand, and Goldman Sachs or other Accounts, on the other hand, may vote differently on or take or refrain from taking different actions with respect to the same security, which are disadvantageous to the Fund. Additionally, as described below, the Investment Adviser faces conflicts of interest arising out of Goldman Sachs’ relationships and business dealings in connection with decisions to take or refrain from taking certain actions on behalf of Accounts when doing so would be adverse to Goldman Sachs’ relationships or other business dealings with such parties.

Transactions by, advice to and activities of Accounts (including with respect to investment decisions, voting and the enforcement of rights) may involve the same or related companies, securities or other assets or instruments as those in which the Funds invest, and it should be expected that such Accounts engage in a strategy while a Fund is undertaking the same or a differing strategy, any of which could directly or indirectly disadvantage the Fund (including its ability to engage in a transaction or other activities).

In various circumstances, different Accounts make investments as part of a single transaction, including in situations in which multiple Accounts comprise a single “fund family” and situations in which Accounts make investments on a side-by-side basis on the same terms and conditions. In these circumstances, the participating Accounts may have different interests, such as different investment timing horizons, including, for example, when certain Accounts are closed-end vehicles or otherwise have a limited investment period, while other Accounts are open-ended or otherwise have a less limited investment period. Similarly, capital contribution and other obligations associated with an investment may extend beyond a particular Account’s investment period or expected term. In such circumstances, the Investment Adviser may negotiate the terms of an investment on a collective basis and such terms may not be as favorable, from the perspective of a particular Account, than if the Account had been the sole participating Account. Terms required by one Account (for example, due to regulatory requirements) when it invests may negatively impact the ability of another Account to consummate the investment or may adversely alter its terms. Similarly, one Account may seek to dispose of an investment at a time when it would be desirable for another Account to continue to hold such investment (or vice versa). Depending on the structure of the applicable investment, disposing of a portion of the investment may be impractical or costly, or may have adverse effects on the rights of Accounts continuing to hold the investment. As a result, the Investment Adviser may be incentivized to accelerate or delay the sale, disposition or restructuring of an investment, which may have an adverse effect on certain of the Accounts participating in the transaction. Further, a particular Account that holds a minority interest in a portfolio company in which another Account owns a majority interest could be adversely affected in the context of restructuring and/or recapitalization transactions with respect to such portfolio company. When making an investment decision with respect to an investment in which multiple Accounts are invested, Goldman Sachs may primarily take into account the specific effect such investment decision will have on the Accounts as a whole, and not based on the best interests of any particular Account. In the event the Investment Adviser makes different investment decisions (including with respect to the timing of dispositions, additional investments, and other decisions) for Funds with respect to an investment in a common portfolio company, such Funds could have different rates of return and profit and loss on the investment or otherwise be adversely affected.

In addition, Goldman Sachs may be engaged to provide advice to an Account that is considering entering into a transaction with a Fund, and Goldman Sachs may advise the Account not to pursue the transaction with the Fund, or otherwise in connection with a potential transaction provide advice to the Account that would be adverse to the Fund. Additionally, if a Fund buys a security and an Account establishes a short position in that same security or in similar securities, such short position may result in the impairment of the price of the security that the Fund holds or could be designed to profit from a decline in the price of the security. A Fund could similarly be adversely impacted if it establishes a short position, following which an Account takes a long position in the same security or in similar securities. Furthermore, Goldman Sachs (including the Investment Adviser) may make filings in connection with a shareholder class action lawsuit or similar matter involving a particular security on behalf of an Account (including a Fund), but not on behalf of a different Account (including a Fund) that holds or held the same security, or that is invested in or has extended credit to different parts of the capital structure of the same issuer. Accounts may also have different rights in respect of an investment with the same issuer, or invest in different classes of the same issuer that have different rights, including, without limitation, with respect to liquidity. The determination to exercise such rights by the Investment Adviser on behalf of such other Accounts may have an adverse effect on the Funds.

The Funds are expected to transact with a variety of counterparties. Some of these counterparties will also engage in transactions with other Accounts managed by the Investment Adviser or another Goldman Sachs entity or business unit. For example, a Fund may directly or indirectly purchase assets from a counterparty at the same time the counterparty (or an affiliate thereof) is also negotiating to purchase different assets from another Account. This creates potential conflicts of interest, particularly with respect to the terms and purchase prices of the sales. For example, Goldman Sachs may receive fees or other compensation in connection with the sale of assets by an Account to a counterparty, which creates an incentive to negotiate a higher purchase price for those assets in a separate transaction where the Fund is a purchaser.

Similarly, a particular Fund may dispose of one or more assets through a block sale that includes assets held by other Accounts or as part of a series of transactions in which assets from multiple Accounts are sold to the same purchaser. This creates potential conflicts of interest, particularly with regard to the determination of the purchase prices of the applicable assets. For example, Goldman Sachs may receive greater fees or other compensation (including performance-based fees) in connection with the sale of assets in other Accounts that participate in a block sale as compared to the compensation that Goldman Sachs receives in connection with the sale of assets by the particular Fund. There can be no assurance that the compensation received by the particular Fund as a result of participating in a block sale would be greater than the compensation that the particular Fund would receive if its assets were sold as part of a standalone transaction. Any such transaction will be effected in accordance with the Investment Adviser’s fiduciary obligations.

Goldman Sachs (including, as applicable, the Investment Adviser) and its personnel, when acting as an investment banker, market maker, financier, lender, investor, prime broker, futures commission merchant, derivatives dealer, adviser, counterparty, agent, principal or research provider, or in other capacities, may advise on transactions, may make investment decisions or recommendations, provide differing investment views or have views with respect to research or valuations that are inconsistent with, or adverse to, the Funds’ interests and activities. Shareholders may be offered (or may already have) access to advisory services through several different Goldman Sachs businesses (including through Goldman Sachs & Co. LLC and the Investment Adviser). Different advisory businesses within Goldman Sachs manage Accounts according to different strategies and apply different criteria to the same or similar strategies and have differing investment views in respect of an issuer or a security or other investment. Similarly, within the Investment Adviser, certain investment teams or portfolio managers can have differing or opposite investment views in respect of an issuer or a security, and as a result some or all of the positions a Fund’s investment team or portfolio managers take in respect of the Fund will be inconsistent with, or adversely affected by, the interests and activities of the Accounts advised by other investment teams or portfolio managers of the Investment Adviser. Research, analyses or viewpoints will be available to clients or potential clients at different times. Goldman Sachs will not have any obligation or other duty to make available to the Funds any research or analysis at any particular time or prior to its public dissemination. The Investment Adviser is responsible for making investment decisions on behalf of the Funds, and such investment decisions can differ from investment decisions or recommendations by Goldman Sachs on behalf of other Accounts. The timing of transactions entered into or recommended by Goldman Sachs, on behalf of itself or its clients, including the Funds, may negatively impact the Funds or benefit certain other Accounts. For example, if Goldman Sachs, on behalf of one or more Accounts, implements an investment decision or strategy ahead of, or contemporaneously with, or behind similar investment decisions or strategies made for the Funds (whether or not the investment decisions emanate from the same research analysis or other information), it could result, due to market impact or other factors, in liquidity constraints or in certain Funds receiving less favorable investment or trading results or incurring increased costs. Similarly, if Goldman Sachs implements an investment decision or strategy that results in a purchase (or sale) of a security for one Fund, such implementation may increase the value of such security already held by another Account (or decrease the value of such security that such other Account intends to purchase), thereby benefitting such other Account.

Subject to applicable law, the Investment Adviser is incentivized to cause the Funds to invest in securities, bank loans or other obligations of companies affiliated with or advised by Goldman Sachs or in which Goldman Sachs or Accounts have an equity, debt or other interest, or to engage in investment transactions that may result in other Accounts being relieved of obligations or otherwise divested of investments, which may enhance the profitability of Goldman Sachs’ or other Accounts’ investment in and activities with respect to such companies. The Investment Adviser, in its discretion and in certain circumstances, recommends that certain Funds have ongoing business dealings, arrangements or agreements with persons who are (i) former employees of Goldman Sachs, (ii) affiliates or other portfolio companies of Goldman Sachs or other Accounts, (iii) Goldman Sachs’ employees’ family members and/or relatives and/or certain of their portfolio companies or (iv) persons otherwise associated with an investor in an Account or a portfolio company or service provider of Goldman Sachs or an Account. The Funds may bear, directly or indirectly, the costs of such dealings, arrangements or agreements. These recommendations, and recommendations relating to continuing any such dealings, arrangements or agreements, pose conflicts of interest and may be based on differing incentives due to Goldman Sachs’ relationships with such persons. In particular, when acting on behalf of, and making decisions for, Accounts, the Investment Adviser may take into account Goldman Sachs’ interests in maintaining its relationships and business dealings with such persons. As a result, the Investment Adviser faces conflicts of interest arising out of Goldman Sachs’ relationships and business dealings in connection with decisions to take or refrain from taking certain actions on behalf of Accounts when doing so would be adverse to Goldman Sachs’ relationships or other business dealings with such parties.

When the Investment Adviser wishes to place an order for different types of Accounts (including the Funds) for which aggregation is not practicable, the Investment Adviser may use a trade sequencing and rotation policy to determine which type of Account is to be traded first. Under this policy, each portfolio management team may determine the length of its trade rotation period and the sequencing schedule for different categories of clients within this period provided that the trading periods and these sequencing schedules are designed to be reasonable. Within a given trading period, the sequencing schedule establishes when and how frequently a given client category will trade first in the order of rotation. The Investment Adviser may deviate from the predetermined sequencing schedule under certain circumstances, and the Investment Adviser’s trade sequencing and rotation policy may be amended, modified or supplemented at any time without prior notice to clients.

Potential Conflicts Relating to Follow-On Investments

To the extent permitted by law, from time to time, the Investment Adviser may provide opportunities to Accounts (including potentially the Funds) to make investments in companies in which certain Accounts and/or Goldman Sachs have already invested. Such follow-on investments can create conflicts of interest, such as the determination of the terms of the new investment and the allocation of such opportunities among Accounts (including the Funds). Subject to applicable law and the conditions of the Relief, follow-on investment opportunities may be available to the Funds notwithstanding that the Funds have no existing investment in the issuer, resulting in the assets of the Funds potentially providing value to, or otherwise supporting the investments of, other Accounts and/or Goldman Sachs. Accounts (including the Funds) may also participate in releveraging, recapitalization, and similar transactions involving companies in which other Accounts and/or Goldman Sachs have invested or will invest (subject to applicable law). Conflicts of interest in these and other transactions arise between Accounts (including the Funds) with existing investments in a company or Accounts liquidating their investment in the company, on the one hand, and Accounts making subsequent investments in the company, on the other hand, which have opposing interests regarding pricing and other terms. In addition, the subsequent investments may dilute or otherwise adversely affect the interests of the previously-invested Accounts (including the Funds).

Diverse Interests of Shareholders

It should be expected that the various types of investors in and beneficiaries of the Funds, including to the extent applicable the Investment Adviser and its affiliates, have conflicting investment, tax and other interests with respect to their interests in the Funds. When considering a potential investment for a Fund, the Investment Adviser will generally consider the investment objectives of the Fund, not the investment objectives of any particular investor or beneficiary. The Investment Adviser makes decisions, including with respect to tax matters, from time to time that will be more beneficial to one type of investor or beneficiary than another, or to the Investment Adviser and its affiliates than to investors or beneficiaries unaffiliated with the Investment Adviser. In addition, Goldman Sachs faces certain tax risks based on positions taken by the Funds, including as a withholding agent. Goldman Sachs reserves the right on behalf of itself and its affiliates to take actions adverse to the Funds or other Accounts in these circumstances, including withholding amounts to cover actual or potential tax liabilities.

Selection of Service Providers

The Funds expect to engage service providers (including attorneys and consultants) that in certain cases also provide services to Goldman Sachs and other Accounts. In addition, certain service providers to the Investment Adviser or Funds are also portfolio companies or other affiliates of the Investment Adviser or other Accounts (for example, a portfolio company of an Account may retain a portfolio company of another Account). To the extent it is involved in such selection, the Investment Adviser intends to select these service providers based on a number of factors, including expertise and experience, knowledge of related or similar products, quality of service, reputation in the marketplace, relationships with the Investment Adviser, Goldman Sachs or others, and price. These service providers may have business, financial, or other relationships with Goldman Sachs (including its personnel), which may influence the Investment Adviser’s selection of these service providers for the Funds. In such circumstances, there is a conflict of interest between Goldman Sachs (acting on behalf of the Funds) and the Funds or between Funds if the Funds determine not to engage or continue to engage these service providers.

The Investment Adviser may, in its sole discretion, determine to provide, or engage or recommend an affiliate of the Investment Adviser to provide, certain services, including, but not limited to, services such as internal legal and accounting services, to the Funds, instead of engaging or recommending one or more third parties to provide such services. Subject to the governance requirements of a particular Fund and applicable law, the Investment Adviser or its affiliates, as applicable, will receive compensation in connection with the provision of such services. As a result, the Investment Adviser faces a conflict of interest when selecting or recommending service providers for the Funds. Notwithstanding the foregoing, the selection or recommendation of service providers for the Funds will be conducted in accordance with the Investment Adviser’s fiduciary obligations to the Funds. The service providers selected or recommended by the Investment Adviser may charge different rates to different recipients based on the specific services provided, the personnel providing the services, the complexity of the services provided or other factors. As a result, the rates paid with respect to these service providers by a Fund, on the one hand, may be more or less favorable than the rates paid by Goldman Sachs, including the Investment Adviser, on the other hand. In addition, the rates paid by the Investment Adviser or the Funds, on the one hand, may be more or less favorable than the rates paid by other parts of Goldman Sachs or Accounts managed by other parts of Goldman Sachs, on the other hand. Goldman Sachs (including the Investment Adviser), its personnel, and/or Accounts may hold investments in companies that provide services to entities in which the Funds invest generally, and, subject to applicable law, the Investment Adviser may refer or introduce such companies’ services to entities that have issued securities held by the Funds.

Investments in Goldman Sachs Funds

To the extent permitted by applicable law, the Funds will, from time to time invest in money market and/or other funds sponsored, managed or advised by Goldman Sachs. In connection with any such investments, a Fund, to the extent permitted by the Act, will pay all advisory, administrative or Rule 12b-1 fees applicable to the investment. To the extent consistent with applicable law, certain Funds that invest in other funds sponsored, managed or advised by Goldman Sachs pay advisory fees to the Investment Adviser that are not reduced by any fees payable by such other funds to Goldman Sachs as manager of such other funds (i.e., there may be “double fees” involved in making any such investment, which would not arise in connection with the direct allocation of assets by investors in the Funds to such other funds). In such circumstances, as well as in all other circumstances in which Goldman Sachs receives any fees or other compensation in any form relating to the provision of services, no accounting or repayment to the Funds will be required.

The Investment Adviser, from time to time, manages Accounts (including the Funds), which may, individually or in the aggregate, own a substantial amount of the Funds. Further, the Investment Adviser, its affiliates, or another entity (i.e., a seed investor) may invest in the Funds at or near the establishment of such Funds, which may facilitate the Funds achieving a specified size or scale. Seed investors may contribute all or a majority of the assets in the Fund. There is a risk that such seed investors may redeem their investments in the Fund. Such redemptions could have a significant negative impact on the Fund, including on its liquidity.

Goldman Sachs May In-Source or Outsource

Subject to applicable law, Goldman Sachs, including the Investment Adviser, may from time to time and without notice to investors in-source or outsource certain processes or functions in connection with a variety of services that it provides to the Funds in its administrative or other capacities. Depending upon the nature of the services and subject to the governing documents of the Fund, fees associated with in-sourced or outsourced services will be borne by a Fund or by the Investment Adviser. Such in-sourcing or outsourcing may give rise to additional conflicts of interest.

Goldman Sachs Will Act in a Capacity Other Than Investment Adviser to the Funds

Investments in and Advice Regarding Different Parts of an Issuer’s Capital Structure

In some cases, Goldman Sachs (including the Investment Adviser) or Accounts, on the one hand, and the Funds, on the other hand, invest in or extend credit to the same issuer, but in different parts of the issuer’s capital structure. As a result, Goldman Sachs (including the Investment Adviser) or Accounts may take actions that adversely affect the Funds. In addition, in some cases, Goldman Sachs (including the Investment Adviser) advises Accounts with respect to a portion of the capital structure of an issuer at the same time that a particular Account has an investment in different classes of securities of such issuer that are subordinate or senior to the securities with respect to which Goldman Sachs (including the Investment Adviser) is providing advice. Goldman Sachs (including the Investment Adviser) is able to pursue rights, provide advice or engage in other activities, or refrain from pursuing rights, providing advice or engaging in other activities, on behalf of itself or other Accounts with respect to an issuer in which the Funds have invested, and such actions (or inaction) may have a material adverse effect on the Funds.

For example, in the event that Goldman Sachs (including the Investment Adviser) or an Account holds loans, securities or other positions in the capital structure of an issuer that rank senior in preference to the holdings of a Fund in the same issuer, and the issuer experiences financial or operational challenges, Goldman Sachs (including the Investment Adviser), acting on behalf of itself or the Account, may seek a liquidation, reorganization or restructuring of the issuer that has an adverse effect on or otherwise conflicts with the interests of the Fund’s holdings in the issuer. In determining its course of action, Goldman Sachs (including the Investment Adviser) will not consider the interests of the particular Account. For example, Goldman Sachs (including the Investment Adviser) may determine to seek a liquidation, reorganization or restructuring that causes the Fund’s holdings in the issuer to be extinguished or substantially diluted, while Goldman Sachs (including the Investment Adviser) or another Account recovers some or all of the amounts due to them. In addition, in connection with any lending arrangements involving the issuer in which Goldman Sachs (including the Investment Adviser) or an Account participates, Goldman Sachs (including the Investment Adviser) or the Account may seek to exercise its rights under the applicable loan agreement or other document, in a manner detrimental to the Fund. In situations in which Goldman Sachs (including the Investment Adviser) holds positions in multiple parts of the capital structure of an issuer across Accounts (including the Funds), the Investment Adviser may not pursue actions or remedies available to the Fund, as a result of legal and regulatory requirements or otherwise.

These potential issues are examples of conflicts that Goldman Sachs (including the Investment Adviser) will face in situations in which the Funds, and Goldman Sachs (including the Investment Adviser) or other Accounts, invest in or extend credit to different parts of the capital structure of a single issuer. Goldman Sachs (including the Investment Adviser) addresses these issues based on the circumstances of particular situations. For example, Goldman Sachs (including the Investment Adviser) relies on information barriers between different Goldman Sachs (including the Investment Adviser) business units or portfolio management teams. Goldman Sachs (including the Investment Adviser) in some circumstances relies on the actions of similarly situated holders of loans or securities rather than, or in connection with, taking such actions itself on behalf of the Funds.

As a result of the various conflicts and related issues described above and the fact that conflicts will not necessarily be resolved in favor of the interests of the Funds, the Funds could sustain losses during periods in which Goldman

Sachs (including the Investment Adviser) and other Accounts (including Accounts sponsored, managed or advised by the Investment Adviser) achieve profits generally or with respect to particular holdings in the same issuer, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

Principal and Cross Transactions

When permitted by applicable law and the Investment Adviser’s policies, the Investment Adviser, acting on behalf of certain Funds (for example, those employing taxable fixed income, municipal bond fixed income and structured investment strategies), may (but is under no obligation or other duty to) enter into transactions in securities and other instruments with or through Goldman Sachs or in Accounts managed by the Investment Adviser or its affiliates and cause the Funds to engage in transactions in which the Investment Adviser acts as principal on its own behalf (principal transactions), advises both sides of a transaction (cross transactions) and acts as broker for, and receives a commission from, the Funds on one side of a transaction and a brokerage account on the other side of the transaction (agency cross transactions). There are potential conflicts of interest, regulatory issues or restrictions contained in the Investment Adviser’s internal policies relating to these transactions which could limit the Investment Adviser’s determination and/or ability to engage in these transactions for Accounts (including the Funds). In certain circumstances such as when Goldman Sachs is the only or one of a few participants in a particular market or is one of the largest such participants, such limitations will eliminate or reduce the availability of certain investment opportunities to Accounts (including the Funds) or impact the price or terms on which transactions relating to such investment opportunities may be effected.

Goldman Sachs will have a potentially conflicting division of loyalties and responsibilities to the parties in such transactions. The Investment Adviser has developed policies and procedures in relation to such transactions and conflicts. Cross transactions may disproportionately benefit some Accounts relative to other Accounts, including the Funds, due to the relative amount of market savings obtained by the Accounts, and cross transactions may be effected at different prices for different Accounts due to differing legal and/or regulatory requirements applicable to such Accounts. Certain Accounts are also prohibited from participating in cross transactions, even if consent is obtained. Where principal, cross or agency cross transactions are not prohibited, such transactions will be effected in accordance with fiduciary requirements and applicable law (which include disclosure and consent).

Goldman Sachs Acting in Multiple Commercial Capacities

To the extent permitted by applicable law, an issuer in which a Fund has an interest (or in which the Fund acquires an interest in the future) may hire Goldman Sachs to provide underwriting, merger advisory, other financial advisory, placement agency, foreign currency or other hedging, research, asset management services, brokerage services or other services to the issuer. Furthermore, Goldman Sachs sponsors, manages, advises or provides services to affiliated Underlying Funds (or their personnel) in which the Funds invest. Goldman Sachs may be entitled to compensation in connection with the provision of such services, and the Funds will not be entitled to any such compensation. Goldman Sachs will have an interest in obtaining fees and other compensation in connection with such services that are favorable to Goldman Sachs, and in connection with providing such services takes commercial steps in its own interest, or advises the parties to which it is providing services, or takes other actions, any of which may have an adverse effect on a Fund. Such actions may benefit Goldman Sachs. For example, Goldman Sachs may require repayment of all or part of a loan from a company in which an Account (including a Fund) holds an interest, which could cause the company to default or be required to liquidate its assets more rapidly, which could adversely affect the value of the company and the value of the Funds invested therein. If Goldman Sachs advises a company to make changes to its capital structure, the result would be a reduction in the value or priority of a security held (directly or indirectly) by one or more Funds. In addition, underwriters, placement agents or managers of initial public offerings, including Goldman Sachs, often require the Funds who hold privately placed securities of a company to execute a lock-up agreement prior to such company’s initial public offering restricting the resale of the securities for a period of time before and following the IPO. As a result, the Investment Adviser will be restricted from selling the securities in such Funds at a more favorable price. Actions taken or advised to be taken by Goldman Sachs in connection with other types of transactions may also result in adverse consequences for the Funds. Goldman Sachs faces conflicts of interest in providing and selecting services for the Funds because Goldman Sachs provides many services and has many commercial relationships with companies and affiliated and unaffiliated Underlying Funds (or their applicable personnel). Providing services to the Funds and companies (or their personnel) in which the Funds invest enhances Goldman Sachs’ relationships with various parties, facilitates additional business development and enables Goldman Sachs to obtain additional business and/or generate additional revenue. Providing such services may also result in Goldman Sachs receiving substantial fees, compensation, and/or remuneration. The Funds will not be entitled to compensation related to any such benefit to businesses of Goldman Sachs. In addition, such relationships may adversely impact the Funds, including, for example, by restricting potential investment opportunities, as described below, incentivizing the Investment Adviser to take or refrain from taking certain actions on behalf of the Funds when doing so would be adverse to such business relationships, and/or influencing the Investment Adviser’s selection or recommendation of certain investment products and/or strategies over others.

Certain of Goldman Sachs’ activities on behalf of its clients also restrict investment opportunities that are otherwise available to the Funds. For example, Goldman Sachs is often engaged by companies as a financial advisor, or to provide financing or other services, in connection with commercial transactions that are potential investment opportunities for the Funds. There are circumstances in which the Funds are precluded from participating in such transactions as a result of Goldman Sachs’ engagement by such companies. In addition, in connection with an equity offering of securities of a portfolio company for which Goldman Sachs is acting as an underwriter, Accounts may, in certain instances, be subject to regulatory restrictions (in addition to contractual restrictions) on their ability to sell equity securities of the portfolio company for a period after completion of the offering. Goldman Sachs reserves the right to act for these companies in such circumstances, notwithstanding the potential adverse effect on the Funds. Goldman Sachs (including the Investment Adviser) also represents creditor or debtor companies in proceedings under Chapter 11 of the U.S. Bankruptcy Code (and equivalent non-U.S. bankruptcy laws) or prior to these filings. From time to time, Goldman Sachs (including the Investment Adviser) serves on creditor or equity committees. It should be expected that these actions, for which Goldman Sachs may be compensated, will limit or preclude the flexibility that the Funds otherwise have to buy or sell securities issued by those companies, as well as certain other assets. Please also see “—Management of the Funds by the Investment Adviser—Considerations Relating to Information Held by Goldman Sachs” above and “—Potential Limitations and Restrictions on Investment Opportunities and Activities of Goldman Sachs and the Funds” below.

Goldman Sachs is frequently engaged as a financial advisor or financing provider to corporations and other entities and their management teams, including companies in which Accounts have an equity or debt investment, in connection with the sale of those companies or some or all of their assets. Goldman Sachs’ compensation in connection with these engagements may be substantial and is usually based upon sales proceeds and is contingent, in substantial part, upon a sale. As a result, in situations where sellers require Goldman Sachs to act exclusively on their behalf, Accounts will be precluded in many instances from attempting to acquire securities of the business being sold or otherwise participate as a buyer in the transaction. Goldman Sachs’ decision to take on seller engagements is based upon a number of factors, including the likelihood in any particular situation that the successful buyer will be a financial purchaser rather than a strategic purchaser, the likelihood that any Accounts will be involved in the financing of that transaction and the compensation Goldman Sachs might receive by representing the seller. Goldman Sachs may be given a choice by a seller of acting as its agent, as a potential purchaser of securities or assets, or as a buyer’s source of financing through Accounts. Goldman Sachs reserves the right to act as the seller’s agent in those circumstances, even where this choice may preclude Accounts from acquiring the relevant securities or assets. Accounts can provide financing to buyers in connection with the buyer’s purchase of securities or assets where Goldman Sachs is acting as adviser to the seller.

Goldman Sachs also represents potential buyers of businesses, including private equity sponsors, and Goldman Sachs’ compensation in connection with these representations may be substantial. In these cases, Goldman Sachs’ compensation is usually a flat fee that is contingent, in substantial part, upon a purchase. Accordingly, Goldman Sachs may have an incentive to direct an acquisition opportunity to one of these parties rather than to Accounts or to form a consortium with one or more of these parties to bid for the acquisition opportunity, thereby eliminating or reducing the investment opportunity available to Accounts. Furthermore, Goldman Sachs may seek to provide acquisition financing to one or more other bidders in these auctions, including in situations where an Account is bidding for the asset. In addition, Accounts may seek to provide acquisition financing to the buyer or one or more other bidders, which could be in competition with Goldman Sachs providing acquisition financing. Moreover,

Goldman Sachs may provide financing to an Account in situations where it is also offering financing to one or more other bidders and such other bidders could be in competition with Accounts to provide financing. Goldman Sachs’ buyer and financing assignments may include representation of clients who would not permit either Goldman Sachs or affiliates thereof, potentially including Accounts, to invest in the acquired company. In this case, none of the Investment Adviser or its affiliates, including Accounts, would be allowed to participate as an investor. In some cases, a buyer represented by Goldman Sachs may invite Investment Adviser and certain Accounts to participate in the investment. Alternatively, Investment Adviser and certain Accounts may be invited to provide financing for this type of purchase. Each of these situations is likely to present difficult competing considerations involving conflicts of interest between Goldman Sachs and Accounts, including, for example, the price or terms of any Account investment in a company advised by Goldman Sachs. In addition, Goldman Sachs may accept buyer advisory assignments in respect of a company in which Accounts have an equity or debt investment. Accounts may be precluded from selling their investment during the assignment. Goldman Sachs evaluates potential buyer assignments in light of factors similar to those that will be considered in engaging in seller assignments.

Subject to applicable law, the Investment Adviser is incentivized to cause the Funds to invest in securities, bank loans or other obligations of companies affiliated with or advised by Goldman Sachs or in which Goldman Sachs or Accounts have an equity, debt or other interest, or to engage in investment transactions that may result in Goldman Sachs or other Accounts being relieved of obligations or otherwise divested of investments. For example, subject to applicable law certain Funds may acquire securities or indebtedness of a company affiliated with Goldman Sachs directly or indirectly through syndicate or secondary market purchases, or make a loan to, or purchase securities from, a company that uses the proceeds to repay loans made by Goldman Sachs. These activities by a Fund may enhance the profitability of Goldman Sachs or other Accounts with respect to their investment in and activities relating to such companies. The Fund will not be entitled to compensation as a result of this enhanced profitability.

To the extent permitted by applicable law, Goldman Sachs (including the Investment Adviser) creates, writes, sells, issues, invests in or acts as placement agent or distributor of derivative instruments related to the Funds, or with respect to underlying securities or assets of the Funds or which are be otherwise based on or seek to replicate or hedge the performance of the Funds. Such derivative transactions, and any associated hedging activity, may differ from and be adverse to the interests of the Funds.

Goldman Sachs makes loans to, and enters into margin, asset-based or other credit facilities or similar transactions with, clients, companies or individuals that are secured by publicly or privately held securities or other assets, including a client’s Fund shares as described above. Some of these borrowers are public or private companies, or founders, officers or shareholders in companies in which the Funds (directly or indirectly) invest, and such loans may be secured by securities of such companies, which may be the same as, pari passu with, or more senior or junior to, interests held (directly or indirectly) by the Funds. Other borrowers include certain Goldman Sachs clients that pledge their interests in certain Accounts to Goldman Sachs as collateral for such loans. In connection with its rights as lender, Goldman Sachs acts to protect its own commercial interest and may take actions that adversely affect the borrower, including by liquidating or causing the liquidation of securities on behalf of a borrower or foreclosing and liquidating such securities in Goldman Sachs’ own name. Such actions will adversely affect the Funds (if, for example, a large position in a security is liquidated, among the other potential adverse consequences will be that the value of such security will decline rapidly and the Funds will in turn decline in value or will be unable to liquidate their positions in such security at an advantageous price or at all). In addition, any foreclosure on collateral consisting of interests in an Account could have an adverse effect on that Account and its financing arrangements. In addition, Goldman Sachs may make loans to shareholders or enter into similar transactions that are secured by a pledge of, or mortgage over, a shareholder’s Fund shares, which would provide Goldman Sachs with the right to redeem or repurchase such Fund shares in the event that such shareholder defaults on its obligations. These transactions and related redemptions or repurchases may be significant and may be made without notice to the shareholders.

Conflicts of interest also arise in the context of a restructuring or refinancing of debt securities that are owned by both Goldman Sachs and certain Accounts. In connection with any such restructuring or refinancing, the issuer could ask for broad liability releases not only from the participants themselves, but in addition from any affiliates of the participants that also hold the debt securities being restructured or refinanced. To the extent that a particular

Account does not have the authority to provide such a release and is unable to negotiate a narrower release, it would be precluded from participating in the transaction, which could disadvantage such Account.

Allocation of Personnel, Services and/or Resources

Conflicts of interest may arise in allocating time, personnel and/or resources of the Investment Adviser among the investment activities of multiple Accounts. The Investment Adviser and other Goldman Sachs personnel who play key roles in managing the Accounts may spend a portion of their time on matters other than or only tangentially related to any particular Account, or may leave the Investment Adviser for another investment group of Goldman Sachs (or may leave Goldman Sachs entirely). Time may be spent on other Goldman Sachs investment activities, including without limitation, investments made on behalf of Goldman Sachs and certain other entities (including special purpose acquisition companies) that are not investment advisory clients of the Investment Adviser. As a result, the other obligations of these individuals could conflict with their responsibilities to any of the Accounts. Further, the Investment Adviser may devote less time, services or resources to sourcing for investments of insufficient size to be expected to be shared with the other Accounts, even where such investment opportunities may be in the best interest of an Account.

Code of Ethics and Personal Trading

Each of the Funds and Goldman Sachs, as each Fund’s Investment Adviser and Distributor, has adopted a Code of Ethics (the “Code of Ethics”) in compliance with Section 17(j) of the Act designed to provide that personnel of the Investment Adviser, and certain additional Goldman Sachs personnel who support the Investment Adviser, comply with applicable federal securities laws and place the interests of clients first in conducting personal securities transactions. The Code of Ethics imposes certain restrictions on securities transactions in the personal accounts of covered persons to help avoid conflicts of interest. Subject to the limitations of the Code of Ethics, covered persons buy and sell securities or other investments for their personal accounts, including investments in the Funds, and also take positions that are the same as, different from, or made at different times than, positions taken (directly or indirectly) by the Funds. The Codes of Ethics are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies may also be obtained after paying a duplicating fee by electronic request to publicinfo@sec.gov. Additionally, all Goldman Sachs personnel, including personnel of the Investment Adviser, are subject to firm-wide policies and procedures regarding confidential and proprietary information, information barriers, private investments, outside business activities and personal trading. The Investment Adviser requires pre-clearance of personal securities transactions, both public and private, by the Investment Adviser personnel and the Investment Adviser can deny any such transaction in its discretion. In order to address potential conflicts of interest with the Accounts and other legal and regulatory restrictions (such as when the Investment Adviser has confidential information about a portfolio company), Goldman Sachs maintains a list of securities in which the Investment Adviser personnel cannot trade. Additionally, the Investment Adviser generally does not allow its personnel to purchase securities of single-name public issuers.

Proxy Voting by the Investment Adviser

The Investment Adviser has implemented processes designed to prevent conflicts of interest from influencing proxy voting decisions that it makes on behalf of advisory clients, including the Funds, and to help ensure that such decisions are made in accordance with its fiduciary obligations to its clients. Notwithstanding such proxy voting processes, proxy voting decisions made by the Investment Adviser in respect of securities held by the Funds may benefit the interests of Goldman Sachs and/or Accounts other than the Funds. Examples of material conflicts of interest that could arise in connection with a proxy voting decision include, without limitation, circumstances in which (i) Goldman Sachs has a business relationship with or other interests in the issuer or another interested party and (ii)

Goldman Sachs personnel have a personal relationship with personnel of the issuer or another interested party. Conflicts of interest relating to proxy voting decisions also arise in situations in which Goldman Sachs (including the Investment Adviser) or Accounts (including the Funds), on the one hand, and a particular Account, on the other hand, invest in or extend credit to the same issuer, but in different parts of the issuer’s capital structure. See Item 11 (“Code of Ethics, Participation or Interest in Client Transactions and Personal Trading—Participation or Interest in Client Accounts—Investments in and Advice Regarding Different Parts of an Issuer’s Capital Structure”) of the Investment Adviser’s Form ADV. For a more detailed discussion of these policies and procedures, see the section of this SAI entitled “PROXY VOTING.”

Potential Limitations and Restrictions on Investment Opportunities and Activities of Goldman Sachs and the Funds

The Investment Adviser restricts its investment decisions and activities on behalf of the Funds in various circumstances, including as a result of applicable regulatory requirements, information held by the Investment Adviser or Goldman Sachs, Goldman Sachs’ roles in connection with other clients and in the capital markets (including in connection with advice it gives to such clients or commercial arrangements or transactions that are undertaken by such clients or by Goldman Sachs), Goldman Sachs’ internal policies and/or potential reputational risk in connection with Accounts (including the Funds). In certain cases, the Investment Adviser will not engage in transactions or other activities for, or enforce certain rights in favor of, one or more Funds due to Goldman Sachs’ activities outside the Funds (e.g., the Investment Adviser may refrain from making investments for the Funds that would cause Goldman Sachs to exceed position limits or cause Goldman Sachs to have additional disclosure obligations and may limit purchases or sales of securities in respect of which Goldman Sachs is engaged in an underwriting or other distribution) and regulatory requirements, policies and reputational risk assessments.

In addition, in certain circumstances, the Investment Adviser restricts, limits or reduces the amount of a Fund’s investment, or restricts the type of governance or voting rights it acquires or exercises, where the Fund (potentially together with Goldman Sachs and other Accounts) exceeds a certain ownership interest, or possesses certain degrees of voting or control or has other interests. For example, such limitations may exist if a position or transaction could require a filing or license or other regulatory or corporate consent, which could, among other things, result in additional costs and disclosure obligations for, or impose regulatory restrictions on, Goldman Sachs, including the Investment Adviser, or on other Accounts, or where exceeding a threshold is prohibited or results in regulatory or other restrictions. In certain cases, restrictions and limitations will be applied to avoid approaching such threshold. Circumstances in which such restrictions or limitations arise include, without limitation: (i) a prohibition against owning more than a certain percentage of an issuer’s securities; (ii) a “poison pill” that has a dilutive impact on the holdings of the Fund should a threshold be exceeded; (iii) provisions that cause Goldman Sachs to be considered an “interested stockholder” of an issuer; (iv) provisions that cause Goldman Sachs to be considered an “affiliate” or “control person” of the issuer; and (v) the imposition by an issuer (through charter amendment, contract or otherwise) or governmental, regulatory or self-regulatory organization (through law, rule, regulation, interpretation or other guidance) of other restrictions or limitations. In addition, due to regulatory restrictions, certain Accounts are prohibited from, or are subject to certain restrictions when, trading with or through Goldman Sachs, engaging Goldman Sachs as a service provider or purchasing investments issued or managed by Goldman Sachs.

When faced with the foregoing limitations, Goldman Sachs will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of the Investment Adviser or Goldman Sachs to conduct its business activities. The Investment Adviser may also reduce a Fund’s interest in, or restrict a Fund from participating in, an investment opportunity that has limited availability or where Goldman Sachs has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. In some cases, the Investment Adviser determines not to engage in certain transactions or activities beneficial to the Funds because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, the Investment Adviser or create the potential risk of trade or other errors. In circumstances in which the Funds and one or more registered investment funds and/or business development companies are permitted under applicable law to make side-by-side investments, Goldman Sachs, acting on behalf of the Funds, may be limited in the terms of the transactions that it may negotiate under applicable law. This may have the effect of limiting the ability of the Funds from participating in certain transactions or result in terms to the Funds that are less favorable than would have otherwise been the case.

The Investment Adviser generally is not permitted to use material non-public information in effecting purchases and sales in transactions for the Funds that involve public securities. The Investment Adviser may limit an activity or transaction (such as a purchase or sale transaction) which might otherwise be engaged in by the Funds, including as a result of information held by Goldman Sachs (including the Investment Adviser or its personnel). For example, directors, officers and employees of Goldman Sachs may take seats on the boards of directors of, or have board of directors observer rights with respect to, companies in which Goldman Sachs invests on behalf of the Funds. To the extent a director, officer or employee of Goldman Sachs were to take a seat on the board of directors of, or have board of directors observer rights with respect to, a public company, the Investment Adviser (or certain of its investment teams) may be limited and/or restricted in its or their ability to trade in the securities of the company. In addition, any such director, officer or employee of Goldman Sachs that is a member of the board of directors of a portfolio company may have duties in his or her capacity as a director that conflict with the Investment Adviser’s duties to Accounts, and may act in a manner that disadvantages or otherwise harms a Fund and/or Goldman Sachs. In addition, the Investment Adviser may, in its sole discretion, determine to limit the information it receives in respect of an investment opportunity to avoid receiving material non-public information. As a result, other investors may be in possession of information in respect of investments, which, if known to the Investment Adviser , might cause the Investment Adviser to not make such investment, to seek to dispose of, retain or increase interests in such investments, or take other actions. Any decision by the Investment Adviser to limit access to such information may be disadvantageous to an Account.

Different areas of Goldman Sachs come into possession of material non-public information regarding an issuer of securities held by an Underlying Fund in which an Account invests. In the absence of information barriers between such different areas of Goldman Sachs or under certain other circumstances, the Account will be prohibited, including by internal policies, from trading, redeeming from or otherwise disposing of such security or such Underlying Fund during the period such material non-public information is held by such other part of Goldman Sachs, which period may be substantial. As a result, the Account would not be permitted to redeem from an Underlying Fund in whole or in part during periods when it otherwise would have been able to do so, which could adversely affect the Account. Other investors in the Underlying Fund that are not subject to such restrictions may be able to redeem from the Underlying Fund during such periods.

In addition, the Investment Adviser’s clients may partially or fully fund a new Account with in-kind securities in which the Investment Adviser is restricted. In such circumstances, the Investment Adviser will generally sell any such securities at the next available trading window, subject to operational and technological limitations (unless such securities are subject to another express arrangement), requiring such Accounts to dispose of investments at an earlier or later date and/or at a less favorable price than would otherwise have been the case had the Investment Adviser not been so restricted. Accounts will be responsible for all tax liabilities that result from any such sale transactions.

The Investment Adviser operates a program reasonably designed to ensure compliance generally with economic and trade sanctions-related obligations applicable directly to its activities (although such obligations are not necessarily the same obligations to which any particular Fund is subject). Such economic and trade sanctions may prohibit, among other things, transactions with and the provision of services to, directly or indirectly, certain countries, territories, entities and individuals. It should be expected that these economic and trade sanctions, if applicable, and the application by the Investment Adviser of its compliance program in respect thereof, will restrict or limit the Funds’ investment activities, and may require the Investment Adviser to cause a Fund to sell its position in a particular investment at an inopportune time and/or when the Investment Adviser would otherwise not have done so.

The Investment Adviser may determine to limit or not engage at all in transactions and activities on behalf of the Funds for reputational, legal or other reasons. Examples of when such determinations may be made include, but are not limited to, where Goldman Sachs is providing (or may provide) advice or services to an entity involved in such activity or transaction, where Goldman Sachs or an Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of the Funds, where Goldman Sachs or an Account has an interest in an entity involved in such activity or transaction, where there are political, public relations, or other reputational considerations relating to counterparties or other participants in such activity or transaction or where such activity or transaction on behalf of or in respect of the Funds could affect in tangible or intangible ways Goldman Sachs, the Investment Adviser, an Account or their activities.

Goldman Sachs has and seeks to have long-term relationships with many significant participants in the financial markets. Goldman Sachs also has and seeks to have longstanding relationships with, and regularly provides financing, investment banking services and other services to, a significant number of corporations and private equity sponsors, leveraged buyout and hedge fund purchasers, and their respective senior managers, shareholders and partners. Some of these purchasers may directly or indirectly compete with Accounts for investment opportunities. Goldman Sachs considers these relationships, as well as client relationships and reputational considerations, in its management of Accounts. In this regard, there may be certain investment opportunities or certain investment strategies that Goldman Sachs (i) does not undertake on behalf of Accounts in view of these relationships, or (ii) refers to clients (in whole or in part) instead of retaining for Accounts. Similarly, Goldman Sachs may take the existence and development of such relationships into consideration in the management of Fund portfolios. Without limiting the generality of the foregoing, there may, for example, be certain strategies involving the acquisition, management or realization of particular investments that an Account will not employ in light of these relationships, as well as investment opportunities or strategies that an Account will not pursue in light of their potential impact on other areas of Goldman Sachs or on Account investments or be unable to pursue as a result of non-competition agreements or other similar undertakings made by Goldman Sachs.

Goldman Sachs will consider its client relationships and the need to preserve its reputation in its management of Accounts and, as a result, (i) there may be certain investment opportunities or strategies that Goldman Sachs will not undertake on behalf of Funds or will refer to one or more Funds but not others, (ii) there may be certain rights or activities that Goldman Sachs will not undertake on behalf of Funds (including in respect of director representation and recusal), or (iii) there may be certain investments that, in certain limited circumstances, are sold, disposed of or restructured earlier or later than otherwise expected.

In order to engage in certain transactions on behalf of a Fund, the Investment Adviser will also be subject to (or cause the Fund to become subject to) the rules, terms and/or conditions of any venues through which it trades securities, derivatives or other instruments. This includes, but is not limited to, where the Investment Adviser and/or the Fund are required to comply with the rules of certain exchanges, execution platforms, trading facilities, clearing houses and other venues, or are required to consent to the jurisdiction of any such venues. The rules, terms and/or conditions of any such venue often result in the Investment Adviser and/or the Fund being subject to, among other things, margin requirements, additional fees and other charges, disciplinary procedures, reporting and recordkeeping, position limits and other restrictions on trading, settlement risks and other related conditions on trading set out by such venues.

From time to time, a Fund, the Investment Adviser or its affiliates and/or their service providers or agents are required, or determine that it is advisable, to disclose certain information about the Fund, including, but not limited to, investments held by the Fund, and the names and percentage interest of beneficial owners thereof (and the underlying beneficial owners of such beneficial owners), to third parties, including local governmental authorities, regulatory organizations, taxing authorities, markets, exchanges, clearing facilities, custodians, brokers and trading counterparties of, or service providers to, the Investment Adviser or the Fund. The Investment Adviser generally expects to comply with requests to disclose such information as it so determines including through electronic delivery platforms; however, in some cases, the Investment Adviser will cause the sale of certain assets for the Fund rather than make certain required disclosures, at a time that is inopportune from a pricing or other standpoint. In addition, the Investment Adviser may provide third parties with aggregated data regarding the activities of, or certain performance or other metrics associated with the Accounts, and the Investment Adviser may receive compensation from such third parties for providing them such information.

Goldman Sachs may become subject to additional restrictions on its business activities that could have an impact on the Funds’ activities.

In addition, the Investment Adviser may restrict its investment decisions and activities on behalf of the Funds and not other Accounts, including Accounts sponsored, managed or advised by the Investment Adviser.

Brokerage Transactions

Subject to applicable law, the Investment Adviser often selects U.S. and non-U.S. broker-dealers (including affiliates of the Investment Adviser) that furnish the Investment Adviser, the Funds, Investment Adviser affiliates and other Goldman Sachs personnel with proprietary or third-party brokerage and research services (collectively, “brokerage and research services”) that provide, in the Investment Adviser’s view, appropriate assistance to the Investment Adviser in the investment decision-making process. These brokerage and research services may be bundled with the trade execution, clearing or settlement services provided by a particular broker-dealer and, subject to applicable law, the Investment Adviser may pay for such brokerage and research services with client commissions (or “soft dollars”). There are instances or situations in which such practices are subject to restrictions under applicable law. For example, the EU’s Markets in Financial Instruments Directive II (“MiFID II”) restricts EU domiciled investment advisers from receiving research and other materials that do not qualify as “acceptable minor non-monetary benefits” from broker-dealers unless the research or materials are paid for by the investment advisers from their own resources or from research payment accounts funded by and with the agreement of their clients.

Accounts differ with regard to whether and to what extent they pay for brokerage and research services through commissions and, subject to applicable law, brokerage and research services may be used to service the Funds and any or all other Accounts throughout the Investment Adviser, including Accounts that do not pay commissions to the broker-dealer relating to the brokerage and research service arrangements. As a result, brokerage and research services (including soft dollar benefits) may disproportionately benefit other Accounts relative to the Funds based on the relative amount of commissions paid by the Funds and in particular those Accounts that do not pay for brokerage and research services or do so to a lesser extent, including in connection with the establishment of maximum budgets for research costs (and switching to execution-only pricing when maximums are met). The Investment Adviser does not attempt to allocate soft dollar benefits proportionately among clients or to track the benefits of brokerage and research services to the commissions associated with a particular Account or group of Accounts.

Aggregation of Orders by the Investment Adviser

The Investment Adviser follows policies and procedures pursuant to which it may (but is not required to) combine or aggregate purchase or sale orders for the same security or other instrument for multiple Accounts (including Accounts in which Goldman Sachs or personnel of Goldman Sachs have an interest) (sometimes referred to as “bunching”), so that the orders can be executed at the same time and block trade treatment of any such orders can be elected when available. The Investment Adviser aggregates orders when the Investment Adviser considers doing so to be operationally feasible and appropriate and in the interests of its clients and may elect block trade treatment when available. In addition, under certain circumstances orders for the Funds may be aggregated with orders for Accounts that contain Goldman Sachs assets.

When a bunched order or block trade is completely filled, or if the order is only partially filled, at the end of the day, the Investment Adviser generally will allocate the securities or other instruments purchased or the proceeds of any sale pro rata among the participating Accounts, based on the Funds’ relative sizes. If an order is filled at several different prices, through multiple trades (whether at a particular broker-dealer or among multiple broker-dealers), generally all participating Accounts will receive the average price and pay the average commission, however, this may not always be the case (due to, e.g., odd lots, rounding, market practice or constraints applicable to particular Accounts).

Although it may do so in certain circumstances, the Investment Adviser does not always bunch or aggregate orders for different Funds, elect block trade treatment or net buy and sell orders for the same Fund, if portfolio management decisions relating to the orders are made by different portfolio management teams or if different portfolio management processes are used for different account types, if bunching, aggregating, electing block trade treatment or netting is not appropriate or practicable from the Investment Adviser’s operational or other perspective, or if doing so would not be appropriate in light of applicable regulatory considerations, which may differ among Accounts. For example, time zone differences, trading instructions, cash flows, separate trading desks or portfolio management processes may, among other factors, result in separate, non-aggregated, non-netted executions, with orders in the same instrument being entered for different Accounts at different times or, in the case of netting, buy and sell trades for the same instrument being entered for the same Account. The Investment Adviser may be able to negotiate a better price and lower commission rate on aggregated orders than on orders for Funds that are not aggregated, and incur lower transaction costs on netted orders than orders that are not netted. The Investment Adviser is under no obligation or other duty to aggregate or net for particular orders. Where orders for a Fund are not aggregated with other orders, or not netted against orders for the Fund or other Accounts, the Fund will not benefit from a better price and lower commission rate or lower transaction cost that might have been available had the orders been aggregated or netted. Aggregation and netting of orders may disproportionately benefit some Accounts relative to other Accounts, including a Fund, due to the relative amount of market savings obtained by the Accounts. The Investment Adviser may aggregate orders of Accounts that are subject to MiFID II (“MiFID II Advisory Accounts”) with orders of Accounts not subject to MiFID II, including those that generate soft dollar commissions (including the Funds) and those that restrict the use of soft dollars. All Accounts included in an aggregated order with MiFID II Advisory Accounts pay (or receive) the same average price for the security and the same execution costs (measured by rate). However, MiFID II Advisory Accounts included in an aggregated order may pay commissions at “execution-only” rates below the total commission rates paid by Accounts included in the aggregated order that are not subject to MiFID II.

Certain Business Relationships

Certain of the Fund’s current trustees and officers are directors or officers of affiliated Goldman Sachs entities. The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read the Fund’s offering materials and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Investment Adviser is responsible for decisions to buy and sell investments for the Fund, the selection of brokers and dealers to effect the transactions, if applicable, and the negotiation of brokerage commissions, if any. Purchases and sales of investments may be executed internally by a broker-dealer, effected on an agency basis in a block transaction, or routed to competing market centers for execution. The compensation paid to the broker for providing execution services generally is negotiated and reflected in either a commission or a “net” price. Executions provided on a net price basis, with dealers acting as principal for their own accounts without a stated commission, usually include a profit to the dealer. In underwritten offerings, securities are purchased at a fixed price which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

In placing orders for portfolio securities or other financial instruments of the Fund, the Investment Adviser is generally required to give primary consideration to obtaining the most favorable execution and net price available. This means that the Investment Adviser will seek to execute each transaction at a price and commission, if any, which provides the most favorable total cost or proceeds reasonably attainable in the circumstances. As permitted by Section 28(e) of the Securities Exchange Act of 1934 (“Section 28(e)”), the Fund may pay a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. Such practice is subject to a good faith determination that such commission is reasonable in light of the services provided and to such policies as the Board may adopt from time to time. While the Investment Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. Within the framework of this policy, the Investment Adviser will consider research and investment services provided by brokers or dealers who effect or are parties to portfolio transactions of the Fund, the Investment Adviser and its affiliates, or their other clients. Such research and investment services are those which brokerage houses customarily provide to institutional investors and include research reports on particular industries and companies; economic surveys and analyses; recommendations as to specific securities; research products, including quotation equipment and computer related programs; advice concerning the value of securities, the advisability of investing in, purchasing or selling securities and the availability of securities or the purchasers or sellers of securities; analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; services relating to effecting securities transactions and functions incidental thereto (such as clearance and settlement); and other lawful and appropriate assistance to the Investment Adviser in the performance of its decision-making responsibilities.

Such services are used by the Investment Adviser in connection with many of its investment activities, and some of such services obtained in connection with the execution of transactions for the Fund may be used in managing other investment accounts.

Conversely, brokers furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets may be larger than those of the Fund, and the services furnished by such brokers may be used by the Investment Adviser in providing management services for the Fund. The Investment Adviser may also participate in so-called “commission sharing arrangements” and “client commission arrangements” under which the Investment Adviser may execute transactions through a broker-dealer and request that the broker-dealer allocate a portion of the commissions or commission credits to another firm that provides research to the Investment Adviser. The Investment Adviser excludes from use under these arrangements those products and services that are not fully eligible under applicable law and regulatory interpretations, even as to the portion that would be eligible if accounted for separately.

The research services received as part of commission sharing and client commission arrangements will comply with Section 28(e) and may be subject to different legal requirements in the jurisdictions in which the Investment Adviser does business.

Participating in commission sharing and client commission arrangements may enable the Investment Adviser to consolidate payments for research through one or more channels using accumulated client commissions or credits from transactions executed through a particular broker-dealer to obtain research provided by other firms. Such arrangements also help to ensure the continued receipt of research services while facilitating best execution in the trading process. The Investment Adviser believes such research services are useful in its investment decision-making process by, among other things, ensuring access to a variety of high quality research, access to individual analysts and availability of resources that the Investment Adviser might not be provided access to absent such arrangements.

On occasions when the Investment Adviser deems the purchase or sale of a security or other financial instruments to be in the best interest of the Fund as well as its other customers (including any other fund or other investment company or advisory account for which the Investment Adviser acts as investment adviser or sub-investment adviser), the Investment Adviser, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for such other customers in order to obtain the best net price and most favorable execution under the circumstances. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Investment Adviser in the manner it considers to be equitable and consistent with its fiduciary obligations to the Fund and such other customers. In some instances, this procedure may adversely affect the price and size of the position obtainable for the Fund.

The Fund may participate in a commission recapture program. Under the program, participating broker-dealers rebate a percentage of commissions earned on Fund portfolio transactions to the Fund from which the commissions were generated. The rebated commissions are expected to be treated as realized capital gains of the Fund.

Commission rates in the U.S. are established pursuant to negotiations with the broker based on the quality and quantity of execution services provided by the broker in light of generally prevailing rates. The allocation of orders among brokers and the commission rates paid are reviewed periodically by the Trustees. The amount of brokerage commissions paid by the Fund may vary substantially from year to year because of differences in investor purchase and repurchase activity, portfolio turnover rates and other factors.

During the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, the Fund paid brokerage commissions as follows:

Fiscal Year Ended September 30, 2025	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs(1)	Total Amount of Transactions on which Commissions Paid(2)	Amount of Transactions Effected through Brokers Providing Proprietary Research(3)	Total Brokerage Commissions Paid For Proprietary Research(3)
Real Estate Diversified Income Fund	$74,661	$0(0%)	$134,971,225(0%)	$122,431,520	$57,880

(1)	Percentages refer to percentage of total commissions paid to GS&Co.
(2)	Percentages refer to percentage of total amount of transactions involving the payment of commissions effected through Goldman Sachs.
(3)

The information above reflects the full commission amounts paid to brokers that provide research to the Investment Adviser. Only a portion of such commission pays for research and the remainder of such commission is to compensate the broker for execution services, commitment of capital and other services related to the execution of brokerage transactions.

Fiscal Year Ended September 30, 2024	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs(1)	Total Amount of Transactions on which Commissions Paid(2)	Amount of Transactions Effected through Brokers Providing Proprietary Research(3)	Total Brokerage Commissions Paid For Proprietary Research(3)
Real Estate Diversified Income Fund	$132,813	$3,800(2.86%)	$172,226,660(4.90%)	$158,379,066	$104,644

(1)	Percentages refer to percentage of total commissions paid to GS&Co.
(2)	Percentages refer to percentage of total amount of transactions involving the payment of commissions effected through Goldman Sachs.
(3)

The information above reflects the full commission amounts paid to brokers that provide research to the Investment Adviser. Only a portion of such commission pays for research and the remainder of such commission is to compensate the broker for execution services, commitment of capital and other services related to the execution of brokerage transactions.

Fiscal Year Ended September 30, 2023	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Goldman Sachs(1)	Total Amount of Transactions on which Commissions Paid(2)	Amount of Transactions Effected through Brokers Providing Proprietary Research(3)	Total Brokerage Commissions Paid For Proprietary Research(3)
Real Estate Diversified Income Fund	$220,796	$0(0%)	$380,324,717(5.11%)	$297,734,096	$137,917

(1)	Percentages refer to percentage of total commissions paid to GS&Co.
(2)	Percentages refer to percentage of total amount of transactions involving the payment of commissions effected through Goldman Sachs.
(3)

The information above reflects the full commission amounts paid to brokers that provide research to the Investment Adviser. Only a portion of such commission pays for research and the remainder of such commission is to compensate the broker for execution services, commitment of capital and other services related to the execution of brokerage transactions.

The Fund’s Investments in Regular Broker-Dealers

During the fiscal year ended September 30, 2025, the Fund’s regular “broker-dealers”, as defined in Rule 10b-1 under the Act, were: BTIG, LLC, Cantor Fitzgerald & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Jefferies LLC, JonesTrading Institutional Services LLC, KeyBanc Capital Markets Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, and Wells Fargo Securities, LLC. As of September 30, 2025, the Fund did not acquire or hold any securities of its regular broker-dealers, as defined in Rule 10b-1 under the Act, or their parent companies.

Subject to the above considerations, the Investment Adviser may use GS&Co. or an affiliate as a broker for the Fund. In order for GS&Co. or an affiliate, acting as agent, to effect securities or futures transactions for the Fund, the commissions, fees or other remuneration received by GS&Co. or an affiliate must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar securities or futures contracts. Furthermore, the Trustees, including a majority of the Independent Trustees, have adopted procedures which are reasonably designed to provide that any commissions, fees or other remuneration paid to GS&Co. are consistent with the foregoing standard. Brokerage transactions with GS&Co. are also subject to such fiduciary standards as may be imposed upon GS&Co. by applicable law.

FINANCIAL STATEMENTS

The audited financial statements and related reports of PricewaterhouseCoopers LLP, independent registered public accounting firm for the Fund, contained in the Fund’s 2025 Annual Report are hereby incorporated by reference. The audited financial statements in the Fund’s Annual Report have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. No other parts of any Annual Report are incorporated by reference herein. A copy of the Fund’s Annual Report and Semi-Annual Report may be obtained upon request and without charge by writing Goldman Sachs & Co. LLC, 71 South Wacker Drive, Suite 1200, Chicago, IL 60606 or by calling Goldman Sachs & Co. LLC, at 1-800-526-7384 (for Class A, Class C, Class I, Class L and Class W Shares Shareholders) or 1-800-621-2550 (for Class P Shares Shareholders).

PROXY VOTING

The Fund has delegated the voting of portfolio securities to the Investment Adviser. For client accounts for which the Investment Adviser has voting discretion, the Investment Adviser has adopted policies and procedures (the “Proxy Voting Policy”) for the voting of proxies. Under the Proxy Voting Policy, the Investment Adviser’s guiding principles in performing proxy voting are to make decisions that favor proposals that in the Investment Adviser’s view tend to maximize a company’s shareholder value and are not influenced by conflicts of interest. To implement these guiding principles for investments in publicly-traded equities, the Investment Adviser has developed customized proxy voting guidelines (the “Guidelines”) that it generally applies when voting on behalf of client accounts. Attached as Appendix B is a summary of the Guidelines. These Guidelines address a wide variety of individual topics, including, among other matters, shareholder voting rights, anti-takeover defenses, board structures, the election of directors, executive and director compensation, reorganizations, mergers, issues of corporate social responsibility and various shareholder proposals. The Guidelines embody the positions and factors the Investment Adviser generally considers important in casting proxy votes.

The Proxy Voting Policy, including the Guidelines, is reviewed periodically to ensure that it continues to be consistent with the Investment Adviser’s guiding principles.

The Investment Adviser has retained a third-party proxy voting service (“Proxy Service”), currently Institutional Shareholder Services, to assist in the implementation and administration of certain proxy voting-related functions, including, without limitation, operational, recordkeeping and reporting services. The Proxy Service also prepares a written analysis and recommendation (a “Recommendation”) of each proxy vote that reflects the Proxy Service’s application of the Guidelines to particular proxy issues. While it is the Investment Adviser’s policy generally to follow the Guidelines and Recommendations from the Proxy Service, the Investment Adviser’s portfolio management teams (“Portfolio Management Teams”) may on certain proxy votes seek approval to diverge from the Guidelines or a Recommendation by following an “override” process. Such decisions are subject to a review and approval process, including a determination that the decision is not influenced by any conflict of interest. A Portfolio Management Team that receives approval through the override process to cast a proxy vote that diverges from the Guidelines and/or a Recommendation may vote differently than other Portfolio Management Teams that did not seek to override that vote. In forming their views on particular matters, the Portfolio Management Teams are also permitted to consider applicable regional rules and practices, including codes of conduct and other guides, regarding proxy voting, in addition to the Guidelines and Recommendations. The Investment Adviser may hire other service providers to replace or supplement the Proxy Service with respect to any of the services the Investment Adviser currently receives from the Proxy Service.

GSAM conducts periodic due diligence meetings with the Proxy Service which include, but are not limited to, a review of the Proxy Service’s general organizational structure, new developments with respect to research and technology, work flow improvements and internal due diligence with respect to conflicts of interest.

From time to time, the Investment Adviser may face regulatory, compliance, legal or logistical limits with respect to voting securities that it may purchase or hold for client accounts, which can affect the Investment Adviser’s ability to vote such proxies, as well as the desirability of voting such proxies. Among other limits, federal, state and foreign regulatory restrictions or company specific ownership limits, as well as legal matters related to consolidated groups, may restrict the total percentage of an issuer’s voting securities that the Investment Adviser can hold for clients and the nature of the Investment Adviser’s voting in such securities. The Investment Adviser’s ability to vote proxies may also be affected by, among other things: (i) late receipt of meeting notices; (ii) requirements to vote proxies in person: (iii) restrictions on a foreigner’s ability to exercise votes; (iv) potential difficulties in translating the proxy; (v) requirements to provide local agents with unrestricted powers of attorney to facilitate voting instructions; and (vi) requirements that investors who exercise their voting rights surrender the right to dispose of their holdings for some specified period in proximity to the shareholder meeting.

The Investment Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing its proxy voting decisions that the Investment Adviser makes on behalf of a client account. These policies and procedures include the Investment Adviser’s use of the Guidelines and Recommendations from the Proxy Service, the override approval process previously discussed, and the establishment of information barriers between the Investment Adviser and other businesses within The Goldman Sachs Group, Inc. Notwithstanding such proxy voting policies and procedures, actual proxy voting decisions of the Investment Adviser may have the effect of benefitting the interests of other clients or businesses of other divisions or units of GS&Co. and/or its affiliates.

Voting decisions with respect to fixed income securities and the securities of privately held issuers generally will be made by the Fund’s portfolio managers based on their assessment of the particular transactions or other matters at issue.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on the Fund’s website, or will be available as soon as reasonably practicable after the Fund’s latest filing on Form N-PX with the SEC, at dfinview.com/GoldmanSachs and on the SEC’s website at www.sec.gov. This information may also be obtained upon request and without charge by calling Goldman Sachs & Co. LLC at the toll-free telephone number listed on the front cover of this SAI.

PAYMENTS TO OTHERS (INCLUDING INTERMEDIARIES)

The Investment Adviser, Distributor and/or their affiliates may make payments to Intermediaries and other persons from time to time to promote the sale, distribution and/or servicing of shares of the Fund. These payments (“Additional Payments”) are made out of the Investment Adviser’s, Distributor’s and/or their affiliates’ own assets (which may come directly or indirectly from fees paid by the Fund and therefore are sometimes referred to as “revenue sharing”), are not an additional charge to the Fund or its shareholders, and do not change the price paid by investors for the purchase of the Fund’s shares or the amount the Fund receives as proceeds from such purchases. Although paid by the Investment Adviser, Distributor, and/or their affiliates, the Additional Payments are in addition to the distribution and service fees paid by the Fund to the Intermediaries as described in the Fund’s Prospectuses and this SAI, and are also in addition to the sales commissions payable to Intermediaries as set forth in the Prospectuses. For purposes of this “Payments to Others (Including Intermediaries)” section, “Funds” shall mean, collectively, the Fund and any of the other Goldman Sachs Funds.

The Additional Payments are intended to compensate Intermediaries and other persons for, among other things: marketing shares of the Fund, which may consist of payments relating to funds included on preferred or recommended fund lists or in certain sales programs from time to time sponsored by the recipients; “due diligence” examination and/or review of the Funds from time to time; access to the Intermediaries’ registered representatives or salespersons, including at conferences and other meetings; assistance in training and education of personnel; “finders” or “referral fees” for directing investors to the Fund; marketing support fees for providing assistance in promoting the sale of Fund shares (which may include promotions in communications with the Intermediaries’ customers, registered representatives and salespersons); the support or purchase of technology platforms/software offered by the Investment Adviser, Distributor and/or their affiliates or third parties (which may be used by Intermediaries to provide advisory and/or brokerage services to their customers); and/or other specified services intended to assist in the distribution and marketing of the Fund. In addition, the Investment Adviser, Distributor and/or their affiliates may make Additional Payments (including through sub-transfer agency and networking agreements) for sub-accounting, administrative, shareholder processing and/or recordkeeping services that are in addition to the transfer agent, shareholder administration, servicing and processing fees paid by the Funds, including Additional Payments to third-party recordkeepers and/or administrators of retirement plan sponsors (which may reduce the cost to retirement plan sponsors for retaining third-party recordkeepers and/or administrators). These Additional Payments may exceed amounts earned on these assets by the Investment Adviser, Distributor and/or their affiliates for the performance of these or similar services. The Additional Payments may be a fixed dollar amount; may be based on the number of customer accounts maintained by an Intermediary or other person that provides services to you; may be based on a percentage of the value of shares sold to, or held by, customers of the Intermediary or other person involved; or may be calculated on another basis. The Additional Payments are negotiated with each recipient based on a range of factors, including but not limited to the recipient’s ability to attract and retain assets (including particular classes of Fund shares), target markets, customer relationships, quality of service and industry reputation.

These Additional Payments may be significant to certain Intermediaries and other persons, and may be an important factor in an Intermediary or other person’s willingness to support the sale of the Funds through its distribution system.

The Investment Adviser, Distributor and/or their affiliates may be motivated to make Additional Payments since they promote the sale of Fund shares to clients of the recipients and the retention of those investments by those clients. To the extent recipients sell more shares of the Fund or retain shares of the Fund in their clients’ accounts, the Investment Adviser and Distributor benefit from the incremental management and other fees paid by the Fund with respect to those assets.

In addition, certain Intermediaries and other persons may have access to certain research and investment services from the Investment Adviser, Distributor and/or their affiliates. Such research and investment services (“Additional Services”) may include research reports; economic analysis; portfolio analysis, portfolio construction and similar tools and software; business planning services; certain marketing and investor education materials and strategic asset allocation modeling. The recipient may not pay for these products or services or may only pay for a portion of the total cost of these products or services. The cost of the Additional Services and the particular services provided may vary from recipient to recipient.

The Additional Payments made by the Investment Adviser, Distributor and/or their affiliates or the Additional Services received by an Intermediary or other person may vary with respect to the type of fund (e.g., equity, fund, fixed income fund, specialty fund, asset allocation portfolio or money market fund) sold by or through the Intermediary or other person. In addition, the Additional Payment arrangements may include breakpoints in compensation which provide that the percentage rate of compensation varies as the dollar value of the amount sold or invested through an Intermediary or other person increases.

The presence of these Additional Payments or Additional Services, the varying fee structure and the basis on which an Intermediary compensates its registered representatives or salespersons may create an incentive for a particular Intermediary, registered representative, salesperson or other person to highlight, feature or recommend funds, including the Fund, or other investments based, at least in part, on the level of compensation paid. Additionally, if one mutual fund sponsor makes greater distribution payments than another, a recipient of these payments may have an incentive to recommend one fund complex over another. Similarly, if an Intermediary or other person receives more distribution assistance for one share class versus another, that Intermediary or other person may have an incentive to recommend that share class. Because Intermediaries and other persons may be paid varying amounts per class for sub-transfer agency and related recordkeeping services, the service requirements of which also may vary by class, this may create an additional incentive for financial firms and their financial advisors to favor one fund complex over another, or one fund class over another. You should consider whether such incentives exist when evaluating any recommendations from an Intermediary or other person to purchase or sell Shares of the Fund and when considering which share class is most appropriate for you.

For the year ended December 31, 2025, the Investment Adviser, Distributor and their affiliates made Additional Payments out of their own assets to approximately 226 recipients, totaling approximately $428 million (excluding payments made through sub-transfer agency and networking agreements and certain other types of payments described below), with respect to the Fund, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, and Goldman Sachs Trust II. During the year ended December 31, 2025, the Investment Adviser, Distributor and/or their affiliates had contractual arrangements to make Additional Payments to the persons listed below (or their affiliates or successors), among others. This list will change over time, and any additions, modifications or deletions thereto that have occurred since December 31, 2025 are not reflected. Additional persons may receive payments in 2026 and in future years. Certain arrangements are still being negotiated, and there is a possibility that payments will be made retroactively to persons not listed below.

ADP Broker-Dealer, Inc.

ADP LLC

ADP, Inc.

Alight Solutions LLC

Allstate Life Insurance Company

Allstate Life Insurance Company of New York

Amalgamated Bank of Chicago

American Bank NA

American Enterprise Investment Services, Inc. (AEIS)

American General Life Insurance Company

American National Trust and Investment Management Company dba Old National Trust Company (Oltrust & Co.)

American United Life Insurance Company

Ameriprise Financial Services LLC/Ameriprise financial Services Inc.

ANB Bank

Ascensus, LLC.

Associated Trust Company, N.A.

Athene Annuity and Life

Axcelus Financial Life Insurance

Banc of America Securities LLC

BancFirst

BancorpSouth

Bank of New York

Bankers Trust Company

BB&T Capital Markets

BMO Harris Bank N.A.

BMO Nesbitt Burns

BMO Private Bank (WM)

BMO Trust & Custody

BNP Paribas

BNY Mellon National Association

BOSC, Inc.

Branch Banking and Trust Company

Brighthouse Life Insurance Company

Brown Brothers Harriman & Co.

Busey Bank

C.M. Life Insurance Company

California Department of Human Resources

Catalyst Corporate Federal Credit Union

Cetera Advisor Networks LLC

Cetera advisors LLC

Cetera Financial Group

Cetera Financial Specialists LLC

Cetera Investment Services LLC

Charles Schwab & Co., Inc.

Chicago Mercantile Exchange, Inc.

Citi Custody

Citibank N.A.

Citigroup Global Markets, Inc.

Citizens Bank National Association

CME Shareholder Servicing LLC

Comerica Bank

Comerica Securities, Inc.

Commerce Bank

Commerce Bank, N.A.

Commerce Trust Co.

Commonwealth Annuity and Life Insurance Company

Commonwealth Equity Services, Inc. dba Commonwealth Financial Network

Companion Life Insurance Company

Compass Bank

Computershare

Computershare Trust Company, N.A.

Connecticut General Life Insurance Company

Continental Stock Transfer & Trust Company

Country Club Bank

Credit Suisse Securities (USA) LLC

Daily Access Concepts

Dain Rauscher Inc.

Delaware trust

Deutsche Bank Trust Company Americas

Diversified Investment Advisors

Drexel Hamilton, LLC

Edward D. Jones & Co., L.P.

Enterprise Bank & Trust

Farmers New World Life Insurance Company

Federal Deposit Insurance Corporation

Fidelity Brokerage Services LLC

Fidelity Investments Institutional Operations Company, Inc.

Fifth Third Bank

Fifth Third Securities Inc.

First Allied Securities Inc

First Commercial Bank, N.A.

First Hawaiian Bank

First National Bank of Omaha

FIS Business Systems LLC

Forethought Life Insurance Company

Fulton Bank, N.A.

Fulton Financial Advisors, National Association

Genworth Life and Annuity Insurance Company

Genworth Life Insurance Company

Genworth Life Insurance Company of New York

GreatBanc Trust Co.

Great-West Financial Retirement Plan Services, LLC

Great-West Life & Annuity Insurance Company

GW Capital Management, LLC

GWFS Equities, Inc.

HANCO

Hartford Life Insurance Company

Hazeltree Fund Services, Inc.

Hewitt Associates LLC

Horace Mann Life Insurance Company

HSBC Bank U.S.A., N.A.

HSBC Bank U.S.A

Hunt, Dupree & Rhine

Huntington National Bank

Huntington Securities

ICMA RC-Services, LLC

ICMA Retirement Corporation

Institutional Bond Networks

Institutional Cash Distributors (division of Merriman Curhan Ford & Co.)

Investmart, Inc.

J.P. Morgan Institutional Investments Inc., (“JPMorgan”)

Jefferies LLC

Jefferson National Life Insurance Company

Jefferson National Life Insurance Company of New York

Jefferson Pilot Financial Insurance Company

John Hancock Trust Company

JPMorgan Chase Bank, N.A.

JPMorgan Securities, Inc

Key Bank N.A.

LaSalle Bank, N.A.

Law Debenture Trust Company of New York

Lincoln Benefit Life Company

Lincoln Life & Annuity Company of New York

Lincoln Retirement Services Company, LLC

LOOP CAPITAL MARKETS LLC

LPL Financial Corporation

LPL Financial LLC

M&I Brokerage Services, Inc.

M&I Data Services (division of The Marshall & Ilsley Corportation)

M&T Bank

M&T Securities, Inc.

Massachusetts Mutual Life Insurance Company

MassMutual Retirement Services, LLC

Matrix Financial Solutions

Matrix Trust Company

McCready and Keene, Inc

Members Life Insurance Company

Merrill Lynch, Pierce, Fenner & Smith Incorporated

MidFirst Bank

Midland National Life Insurance Company

Midwest Institutional Trust

Minnesota Life Insurance Company

MML Distributors, LLC

Moreton Capital Markets, LLC

Morgan Stanley & Co. LLC

Morgan Stanley Smith Barney LLC

MSCS Financial Services Division of Broadridge Business Process Outsourcing, LLC

MSCS Financial Services, LLC

MSEC, LLC

National Financial Services LLC

National Security Life and Annuity Company

Nationwide Financial Services, Inc.

Newport Group, Inc.

Newport Retirement Services, Inc.

Ohio National Equities, Inc.

Oppenheimer & Co. Inc.

Pacific Life & Annuity Company

Pacific Life Insurance company

Parkside Financial Bank & Trust

Pershing LLC

PNC Bank, N.A.

PNC Bank, National Organization

PNC Capital Markets LLC

Principal Bank

Principal Life Insurance Company

Protective Life Insurance Company

PruCo Life Insurance Company

PruCo Life Insurance Company of New Jersey

R. SEELAUS & CO., LLC

Raymond James & Associates, Inc.

Raymond James Financial Services

RBC Capital Markets, LLC

Regions Bank

Reliance Trust Company

RFS Opco LLC

RiverSource Life Insurance Co. of New York

RiverSource Life Insurance Company

Robert W. Baird & Co. Incorporated

Scott & Stringfellow

Securities Finance Trust Company

Security Benefit Life Insurance Company

Security Distributors, Inc.

Signature Bank

South Dakota Trust Company

Standard Insurance Company

State Street Bank and Trust Company

State Street Global Markets, LLC

Sun Life Assurance Company of Canada (U.S.)

Sun Life Insurance and Annuity Company of New York

Sungard Institutional Brokerage, Inc.

SunTrust Bank

SunTrust Robinson Humphrey, Inc.

T. Rowe Price Retirement Plan Services, Inc.

TD Ameritrade Inc.

TD Bank National Association

Teachers Insurance and Annuity Association of America

The Glenmede Trust Company N.A.

The Lincoln National Life Insurance Company

The Northern Trust Company

The Ohio National Life Insurance Company

The Prudential Insurance Company of America

The Travelers Insurance Company

The Travelers Life and Annuity Company

The United States Life Insurance Company in the City of New York

The Vanguard Group, Inc.

The Variable Annuity Life Insurance Company

Transamerica Financial Life Insurance Company

Transamerica Life Insurance Company

Treasury Curve, LLC

Trustmark National Bank

U.S. Bank, N.A.

UBS Financial Services Inc.

Umpqua Bank

Union Bank and Trust Company

Union Bank, N.A.

United of Omaha Life Insurance Company

VALIC Retirement Services Company

Voya Financial Partners, LLC

Voya Institutional Plan Services, LLC

Voya Retirement Advisors, LLC

Voya Retirement Insurance and Annuity Company

Wachovia Capital Markets, LLC

Watermark Bank

Wells Fargo Bank

Wells Fargo Bank, N.A.

Wells Fargo Clearing Services, LLC.

Wells Fargo Corporate Trust Services

Wells Fargo Securities LLC

Western Alliance Bank

Wilmington Trust Retirement and Institutional Services Company

Zions Bank

Zurich American Life Insurance Company

Your authorized dealer or other Intermediary, or any other person that provides services to you, may charge you additional fees or commissions other than those disclosed in the Prospectuses. Shareholders should contact their authorized dealer or other Intermediary, or any other person that provides services to you, for more information about the Additional Payments or Additional Services they receive and any potential conflicts of interest, as well as for information regarding any fees and/or commissions it charges. For additional questions, please contact Goldman Sachs Funds at 1-800-621-2550.

Not included on the list above are other subsidiaries of Goldman Sachs who may receive revenue from the Investment Adviser, Distributor and/or their affiliates through intra-company compensation arrangements and for financial, distribution, administrative and operational services.

Furthermore, the Investment Adviser, Distributor and/or their affiliates may, to the extent permitted by applicable regulations, sponsor various trainings and educational programs, sales contests and/or promotions and reimburse investors for certain expenses incurred in connection with accessing the Funds through portal arrangements. The Investment Adviser, Distributor and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of Intermediaries and their salespersons and guests in connection with educational, sales and promotional programs subject to applicable FINRA regulations. Other compensation may also be offered from time to time to the extent not prohibited by applicable federal or state laws or FINRA regulations. This compensation is not included in, and is made in addition to, the Additional Payments described above.

CERTAIN TAX CONSIDERATIONS AND RISKS

GOLDMAN SACHS DOES NOT PROVIDE LEGAL, TAX OR ACCOUNTING ADVICE. EACH PROSPECTIVE INVESTOR SHOULD OBTAIN INDEPENDENT TAX ADVICE BASED ON ITS PARTICULAR SITUATION.

The following is a description of the material U.S. federal income tax consequences of owning and disposing of Shares and some of the important U.S. federal income tax considerations affecting the Fund. The discussion below provides general tax information related to an investment in Shares, but this discussion does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Shares. It is based on the Code and Treasury regulations and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; real estate investment trusts; insurance companies; U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including “individual retirement accounts” or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset (generally, for investment) and is a U.S. shareholder.

A “U.S. shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (x) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

A “non-U.S. shareholder” generally is a beneficial owner of Shares who is not a U.S. shareholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner of a partnership holding Shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of Shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in Shares will depend on the facts of his, her or its particular situation. The Fund encourages investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

The Fund has elected to be treated and has qualified, and intends to continue to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay Fund-level U.S. federal income taxes on any income that it distributes to its shareholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment, the Fund must distribute to its shareholders, for each taxable year, at least 90% of its

“investment company taxable income,” which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If the Fund:

•	qualifies as a RIC; and

•	satisfies the Annual Distribution Requirement,

then the Fund will not be subject to U.S. federal income tax on the portion of its income it distributes (or is deemed to distribute) to its shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to its shareholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (1) 98% of its net ordinary income for each calendar year (taking into account certain deferrals and elections), (2) 98.2% of its capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years on which the Fund did not pay U.S. federal income tax (the “Excise Tax Avoidance Requirement”). The Fund generally will endeavor in each taxable year to make sufficient distributions to its shareholders to avoid any U.S. federal excise tax on its earnings, but the Fund reserves the right to pay the excise tax when circumstances warrant.

In order to qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

•	continue to qualify as a management company under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to loans of certain securities, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “90% Income Test”); and

•	diversify its holdings so that at the end of each quarter of the taxable year:

(1)

at least 50% of the value of the Fund’s assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of the issuer; and

(2)

no more than 25% of the value of the Fund’s assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

The Fund generally intends to comply with 90% Income Test and the Diversification Tests. However, certain of the Fund’s investments may produce income that may not constitute qualifying income for purposes of the 90% Income Test. For example, any equity investments the Fund makes in entities treated as partnerships for U.S. federal income tax purposes that are engaged in active businesses will not produce qualifying income for purposes of the 90% Income Test. In addition, we may invest in certain commodity-related derivatives to hedge positions in commodity-related issuers or industries. The IRS has ruled that income from certain commodity-related derivatives would not be qualifying income for the 90% Income Test with respect to a taxpayer whose commodity-related derivatives were not entered into in connection with a business of investing in stock and securities. No complete assurance can be provided that the Fund will be able to satisfy requirements of the 90% Income Test and the Diversification Tests.

In addition, certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains, qualified dividend income, or qualified REIT dividends into higher taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of stock or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, and (6) cause the Fund to recognize income or gain without a corresponding receipt of cash (referred to as “phantom income”). For example, with respect to phantom income, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (“OID”) (such as debt instruments with “payment-in-kind” (“PIK”) interest or, in certain cases, increasing interest rates or issued with equity or warrants) or debt obligations that are acquired with market discount in respect of which an election has been made to accrue such market discount on a current basis, the Fund must include in income each year a portion of the OID or market discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. The Fund may also have to include in income other amounts that it has not yet received in cash, such as PIK interest and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as equity or warrants. Because any OID or other amounts accrued will be included in the Fund’s investment company taxable income for the year of accrual, the Fund may be required to make a distribution to its shareholders in order to satisfy the Annual Distribution Requirement, even though it will not have received any corresponding cash amount. Moreover, there may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the U.S. federal income tax treatment of investments in debt securities that are rated below investment grade is uncertain in various respects.

As a result of the application of the rules described above, the Fund could be subject to U.S. federal income tax or the 4% nondeductible excise tax and, under certain circumstances, the Fund’s ability to qualify or maintain its qualification as a RIC could be negatively affected. The Fund will monitor its investments and may make certain tax elections in order to mitigate the effect of these provisions. Accordingly, no complete assurance can be provided that the Fund will be able to satisfy the 90% Income Test and the Diversification Tests, avoid the U.S. federal income tax or meet the Excise Tax Avoidance Requirement.

Although the Fund does not presently expect to do so, it is authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, the Fund is not permitted to make distributions to its shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of its portfolio and/or (2) other requirements relating to its status as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any underlying funds or other holding vehicles that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized its distributive share of such tax items in the same manner as realized by those underlying funds.

Some of the income that the Fund might otherwise earn (directly or indirectly through an underlying fund classified as a partnership for U.S. federal income tax purposes), such as rental income with respect to real property or certain fees may not be qualifying income for purposes of the 90% income test. To manage the risk that such income might disqualify us as a RIC for failure to satisfy the 90% Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income. Such subsidiary entities will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield to our stockholders on such fees and income.

The Fund is generally permitted to carry forward a net capital loss in any taxable year to offset its own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. Any such loss carryforwards will retain their character as short-term or long-term. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, thereby reducing the income available for distribution to shareholders. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. The Fund generally intends to conduct its investment activities to minimize the impact of foreign taxation, but there is no guarantee that the Fund will be successful in this regard.

Under the Code, gains or losses attributable to fluctuations in foreign currency exchange rates which occur between the time the Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are treated as ordinary income or ordinary loss. Similarly, on disposition of some investments, including debt securities and certain forward contracts denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses, may increase or decrease the amount of the Fund’s investment company taxable income to be distributed to its shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute in order to qualify for treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to make ordinary dividend distributions, or distributions made before the losses were realized would be recharacterized as a return of capital to shareholders for federal income tax purposes, rather than as an ordinary dividend, reducing each shareholder’s basis in its shares of the Fund.

The Fund may invest in shares of foreign corporations, which may be treated as passive foreign investment companies (“PFICs”) under the Code. In general, a foreign corporation is treated as a PFIC if at least one-half of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. If the Fund receives a so-called “excess distribution” with respect to PFIC stock, the Fund itself may be subject to a tax on a portion of the excess distribution, whether or not the corresponding income is distributed by the Fund to shareholders. In general, under the PFIC rules, an excess distribution is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund itself will be subject to tax on the portion, if any, of an excess distribution that is so allocated to prior Fund tax years and an interest factor will be added to the tax, as if the tax had been payable in such prior tax years. Certain distributions from a PFIC as well as gain from the sale of PFIC shares are treated as excess distributions. Excess distributions are characterized as ordinary income even though, absent application of the PFIC rules, certain excess distributions might have been characterized as capital gain.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under an election that currently is available in some circumstances, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether distributions are received from the PFIC in a given tax year. If this election were made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply.

Alternatively, the Fund may elect to mark-to-market its PFIC shares at the end of each taxable year, with the result that unrealized gains would be treated as though they were realized and reported as ordinary income. Any mark-to-market losses would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares.

Some of the foreign corporations in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of foreign corporations that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the distribution requirements applicable to RICs. Furthermore, applicable Treasury regulations generally treat the Fund’s income inclusion with respect to a PFIC with respect to which the Fund has made a qualified electing fund, or “QEF”, election, as qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC if (A) there is a current distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion or (B) such inclusion is derived with respect to the Fund’s business of investing in stock, securities, or currencies.

If the Fund holds 10% or more of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a collateralized loan obligation treated as CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in the Fund’s investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the distribution requirements applicable to RICs. Additionally, applicable Treasury regulations generally treat the Fund’s income inclusion with respect to a CFC as qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC either if (A) there is a current distribution out of the earnings and profits of the CFC that are attributable to such income inclusion or (B) such inclusion is derived with respect to the Fund’s business of investing in stock, securities, or currencies.

The Fund might invest directly or indirectly in residual interests in real estate mortgage investment conduits (“REMICs”) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have not yet been issued (but may apply with retroactive effect) a portion of the Fund’s income from a real estate investment trust (“REIT”) that is attributable to the REIT’s residual interest in a REMIC or a TMP (referred to in the Code as an “excess inclusion”) will be subject to Federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC, such as the Fund, will generally be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC or TMP residual interest directly.

In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions) and (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income. In addition, because the Code provides that excess inclusion income is ineligible for treaty benefits, a RIC must withhold tax on excess inclusions attributable to its foreign shareholders at a 30% rate of withholding, regardless of any treaty benefits for which a shareholder is otherwise eligible.

Any investment in residual interests of a REMIC can create complex tax problems, especially if the Fund has state or local governments or other tax-exempt organizations as shareholders. Under current law, the Fund serves to block UBTI from being realized by its tax-exempt shareholders. Notwithstanding the foregoing, a tax-exempt shareholder will recognize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Section 514(b) of the Code. Furthermore, a tax-exempt shareholder may recognize UBTI if a Fund recognizes “excess inclusion income” derived from direct or indirect investments in REMIC residual interests or TMPs if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

Failure to Qualify as a Regulated Investment Company

If the Fund were unable to qualify for treatment as a RIC and certain cure provisions were inapplicable, the Fund would be subject to tax on all of its taxable income at regular corporate rates, regardless of whether the Fund makes any distributions to its shareholders. The Annual Distribution Requirement would not be applicable, and distributions would be taxable to the Fund’s shareholders as ordinary dividend income that, in the case of individual and other non-corporate shareholders and subject to certain limitations, may be eligible for preferential rates applicable to “qualified dividend income” to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate shareholders would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions paid by the Fund to U.S. shareholders taxed at individual rates that are attributable to dividends from U.S. corporations and certain qualified foreign corporations may be eligible to be treated as “qualified dividend income,” which is currently subject to a maximum tax rate of either 15% or 20%, depending on whether the shareholder’s income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to qualified dividend income. Distributions of the Fund’s net capital gains (which are generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of 15% or 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) in the case of U.S. shareholders taxed at individual rates, regardless of the U.S. shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s Shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

It is expected that a very substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund will constitute ordinary income. In addition, gain derived by the Fund from the disposition of debt securities with “market discount” (generally, securities purchased by the Fund at a discount to their stated redemption price) will be treated as ordinary income to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.

Under applicable Treasury regulations, properly reported dividends paid by the Fund that are attributable to the Fund’s “qualified REIT dividends” (generally, ordinary income dividends paid by a REIT, not including capital gain dividends or dividends treated as qualified dividend income) are eligible for the 20% deduction described in Section 199A of the Code in the case of non-corporate U.S. common shareholders, provided that certain holding period and other requirements are met by the shareholder and the Fund. There can be no assurance as to what portion of the Fund’s distributions will qualify for such deduction.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by U.S. shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the U.S. shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

Until and unless the Fund is treated as a “publicly offered regulated investment company” within the meaning of Section 67 of the Code as a result of the Shares being held by at least 500 persons at all times during a taxable year, being treated as regularly traded on an established securities market, or being continuously offered pursuant to a public offering, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (1) Fund’s earnings will be computed without taking into account such U.S. shareholders’ allocable shares of fees and certain of the Fund’s other expenses, (2) each such U.S. shareholder will be treated as having received or accrued a dividend in the amount of such U.S. shareholder’s allocable share of these fees and expenses for such taxable year, (3) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year and (4) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. Miscellaneous itemized deductions generally are not deductible by a U.S. shareholder that is an individual, trust or estate.

The Fund may retain some or all of its realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. To the extent the Fund pays tax on any retained capital gains at its regular corporate tax rate when that rate is in excess of the maximum rate payable by individuals on long-term capital gains, the amount of tax that individual U.S. shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder’s cost basis for his, her or its Shares. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. shareholders on December 31 of the year in which the dividend was declared.

If an investor purchases Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

From time to time, the Fund may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. The amount of gain or loss will be measured by the difference between such U.S. shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. shareholder has held his, her or its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. If a shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Shares of the Fund.

In general, U.S. shareholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in the Shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. shareholders.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

The Fund will send to each of its U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential maximum tax rate on qualified dividend income). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualified dividend income because its income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder’s particular situation.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the DRIP. If the Shares are trading below net asset value, Shareholders receiving distributions in the form of additional Shares will be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. If the Fund issues additional Shares with a fair market value equal to or greater than net asset value, however, Shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed Shares.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each class proportionate amounts of each type of its income (such as ordinary income, capital gains and dividends qualifying for the dividends-received deduction) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund will allocate capital gain dividends and dividends qualifying for the dividends-received deduction, if any, between its Shares and shares of preferred stock in proportion to the total dividends paid to each class with respect to such tax year.

Backup Withholding and Information Reporting

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) currently at a rate of 24% from all distributions to any U.S. shareholder (other than a C corporation, a financial institution, or a shareholder that otherwise qualifies for an exemption):

•	who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding; or

•	with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect.

An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS. The Fund may be required to withhold a portion of any capital gain distributions to any U.S. shareholders who fail to certify their non-foreign status.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund’s Shares is appropriate for a non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the Fund’s Shares by a non-U.S. shareholder may have adverse tax consequences.

Non-U.S. shareholders should consult their tax advisers before investing in Shares.

Distributions of the Fund’s “investment company taxable income” to non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. shareholders directly) will generally be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. shareholder, the Fund will not be required to withhold federal tax if the

non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.

Certain properly reported dividends are generally exempt from withholding of U.S. federal income tax where they are paid in respect of the RIC’s (i) “qualified net interest income” (generally, U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the RIC or the non-U.S. shareholder are at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) “qualified short-term capital gains” (generally, the excess of net short-term capital gain over long-term capital loss for such taxable year), and certain other requirements are satisfied. No assurance can be given as to whether any of the Fund’s distributions will be eligible for this exemption from withholding of U.S. federal income tax or, if eligible, will be reported as such by the Fund. In particular, the Fund does not intend to report distributions attributable to qualified net interest income. Furthermore, the exemption does not apply to distributions paid in respect of a RIC’s non-U.S. source interest income or dividend income. In the case of common stock held through an intermediary, the intermediary may withhold U.S. federal income tax even if the RIC reports the payment as qualified net interest income or qualified short-term capital gain. Thus, an investment in the shares of the Fund by a non-U.S. shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund invests.

Actual or deemed distributions of the Fund’s net capital gains to a non-U.S. shareholder, and gains realized by a non-U.S. shareholder upon the sale of Shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. shareholder.

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a non-U.S. shareholder is subject to withholding tax in respect of a disposition of a U.S. real property interest and any gain from such disposition is subject to U.S. federal income tax as if such person were a U.S. person. Such gain is sometimes referred to as “FIRPTA gain.” If a Fund is a “U.S. real property holding corporation” and is not domestically controlled, any gain realized on the sale or exchange of Fund shares by a foreign shareholder that owns at any time during the five-year period ending on the date of disposition more than 5% of a class of Fund shares (or any foreign shareholder if shares in the Fund are not considered regularly traded on an established securities market) would be FIRPTA gain. The Fund will be a “U.S. real property holding corporation” if, in general, 50% or more of the fair market value of its assets consists of U.S. real property interests, including stock of certain U.S. REITs.

The Code provides a look-through rule for distributions of FIRPTA gain by the Fund if all of the following requirements are met: (i) the Fund is classified as a “qualified investment entity” (which includes a RIC if, in general, more than 50% of the RIC’s assets consist of interest in REITs and U.S. real property holding corporations); and (ii) you are a non-U.S. shareholder that owns more than 5% of the Fund’s shares at any time during the one-year period ending on the date of the distribution. If these conditions are met, Fund distributions to you to the extent derived from gain from the disposition of a U.S. real property interest, may also be treated as FIRPTA gain and therefore subject to U.S. federal income tax, and requiring that you file a nonresident U.S. income tax return. Also, such gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation. Even if a non-U.S. shareholder does not own more than 5% of the Fund’s shares, Fund distributions that are attributable to gain from the sale or disposition of a U.S. real property interest will be taxable as ordinary dividends subject to withholding at a 30% or lower treaty rate.

The tax consequences to non-U.S. shareholders entitled to claim the benefits of an applicable tax treaty or that are individuals present in the United States for 183 days or more during a taxable year may be different from those described herein. Non-U.S. shareholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. shareholder, distributions (both actual and deemed), and gains realized upon the sale of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in Shares may not be appropriate for a non-U.S. shareholder.

A non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

The Fund (or an applicable intermediary) is required to withhold U.S. tax (at a 30% rate) on payments of dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

An investment in the shares of the Fund by an individual non-U.S. shareholder may also be subject to U.S. federal estate tax.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares.

THE FOREGOING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES AND CERTAIN OTHER TAX CONSIDERATIONS SHOULD NOT BE CONSTRUED AS LEGAL OR TAX ADVICE AND IS FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISORS FOR FURTHER INFORMATION ABOUT THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF A SHARE. IN PARTICULAR, ANY ORGANIZATION (INCLUDING A PENSION FUND) EXEMPT FROM TAXATION, AND ANY OTHER PROSPECTIVE INVESTOR THAT IS SUBJECT TO SPECIAL TAX RULES (INCLUDING AN INVESTOR TREATED AS A PARTNERSHIP FOR U.S. FEDERAL INCOME TAX PURPOSES OR A NON-U.S. SHAREHOLDER), SHOULD CONSULT ITS OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF A SHARE.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

Principal Holders

As of January 6, 2026, the following shareholders were shown in the Fund’s records as owning 5% or more of any class of the Fund’s shares. Except as listed below, the Fund does not know of any other person who owns of record or beneficially 5% or more of any class of the Fund’s shares.

Class	Name/Address	Percentage of Class
Class A	LPL Financial Corporation, Omnibus Customer Account, Attn: Mutual Fund Trading, 4707 Executive Dr., San Diego, CA 92121-3091	19.85%

Class A	Charles Schwab & Company, Inc., Special Custody A/C FBO Customers, Attn: Mutual Funds, 211 Main Street, San Francisco, CA 94105-1905	6.83%

Class C	LPL Financial Corporation, Omnibus Customer Account, Attn: Mutual Fund Trading, 4707 Executive Dr., San Diego, CA 92121-3091	17.62%

Class I	Charles Schwab & Company, Inc., Special Custody A/C FBO Customers, Attn: Mutual Funds, 211 Main Street, San Francisco, CA 94105-1905	37.71%*

Class I	LPL Financial Corporation, Omnibus Customer Account, Attn: Mutual Fund Trading, 4707 Executive Dr., San Diego, CA 92121-3091	23.44%

Class L	LPL Financial Corporation, Omnibus Customer Account, Attn: Mutual Fund Trading, 4707 Executive Dr., San Diego, CA 92121-3091	9.64%

Class L	Pershing LLC, Customer Account, 188 Bache Ave, Staten Island, NY 10306-3014	8.00%

Class L	Pershing LLC, Customer Account, 9070 90th Ct. E., Inver Grove, MN 55076-3735	6.58%

Class L	Cetera Investment Services LLC, Customer Account, 97 Parson Brown, Irvine, CA 92618-1107	5.83%

Class L	Osaic Wealth Inc., Customer Account, 280 South Rd., Scottsville, NY 1456-9521	5.32%

Class W	Charles Schwab & Company, Inc., Special Custody A/C FBO Customers, Attn: Mutual Funds, 211 Main Street, San Francisco, CA 94105-1905	27.56%*

Class W	National Financial Services LLC, 499 Washington Blvd, Jersey City, NJ 07310-1995	16.12%

Class W	LPL Financial Corporation, Omnibus Customer Account, Attn: Mutual Fund Trading, 4707 Executive Dr., San Diego, CA 92121-3091	5.21%

*

Entity owned more than 25% of the outstanding shares of the Fund. A shareholder owning of record or beneficially more than 25% of the Fund’s outstanding shares may be considered a control person and could have a more significant effect on matters presented at a shareholders’ meeting than votes of other shareholders.

OTHER INFORMATION

Selective Disclosure of Material Non-Public Information

The Board of Trustees of the Fund and the Investment Adviser have adopted a policy prohibiting the disclosure of Material Non-Public Information (as defined below) to anyone identified as a “security market professional” or shareholder under circumstances in which it is reasonably foreseeable that the shareholder will purchase or sell (i.e. tender for repurchase) the Fund’s shares on the basis of the information unless advanced approval is obtained from the Investment Adviser’s legal or compliance team. “Security market professionals” include (1) broker-dealers (and their associated persons, including sell-side analysts); (2) investment advisers and certain institutional investment managers (and their associated persons, including buy-side analysts); (3) registered investment companies (and their affiliated persons), business development companies (and their affiliated persons), and certain private funds (and their affiliated persons). The policy seeks to (1) comply with Regulation Fair Disclosure; (2) ensure that the disclosure of Material Non-Public Information (including portfolio holdings information and portfolio characteristics information) satisfies a legitimate business purpose for the Fund; and (3) address the conflicts of interest associated with the disclosure of Material Non-Public Information. The policy provides that neither the Fund nor the Fund’s officers or Trustees, nor the Investment Adviser, Distributor or any agent or any employee thereof (“Fund Representative”), will disclose Material Non-Public Information to any person other than in accordance with the policy. For purposes of the policy, “Material Non-Public Information” means information about the Fund that is both “material” and “non-public.” “Material” information generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions or information that is reasonably certain to have a substantial effect on the price of the Fund’s shares. “Non-Public” information generally is defined as information which has not been made available to investors publicly. For non-public information to become public information, it must be disseminated through recognized channels of distribution designed to reach the securities marketplace. For purposes of the policy, “portfolio holdings information” means the Fund’s actual portfolio holdings, as well as non-public information about its trading strategies or pending transactions. Portfolio holdings information does not include summary or statistical information which is derived from (but does not include) individual portfolio holdings (“portfolio characteristics information”).

Selective Disclosure to Third Parties. Under the policy, Material Non-Public Information may be made public when disseminated through recognized channels of distribution designed to reach the securities marketplace including the following: (i) a Form 8-K or prospectus supplement furnished to or filed with the SEC; (ii) press releases distributed through a widely circulated news or wire service, such as Reuters or Bloomberg; (iii) press conferences or conference calls that are open to the public through telephonic, electronic or Internet transmission, provided that the public is given adequate notice of the press conference or conference call and the means for accessing it; or (iv) on the Fund’s publicly accessible website, provided the Fund has indicated (through disclosure, or a pattern or practice of posting such information) that it will make such information available on its website or is otherwise publicly available.

Additionally, Material Non-Public Information may be disclosed: (i) to persons who owe a duty of trust or confidence to the Fund; (ii) to persons who expressly agree to maintain the disclosed information in confidence until such time as the information is made public; and (iii) in connection with an offering of the Fund’s securities registered under the Securities Act other than certain specific offerings. Disclosure to providers of transfer agency, auditing, custody, proxy voting and other similar services for the Fund, as well as rating and ranking organizations, will generally be permitted. Such disclosure must be approved in advance by the Investment Adviser’s legal or compliance team. In general, each recipient of non-public portfolio holdings information or material, non-public portfolio characteristics information must sign a confidentiality agreement and agree not to trade on the basis of such information in violation of the federal securities laws, although this requirement will not apply when the recipient is otherwise subject to a duty of confidentiality.

Portfolio Holdings Information. Portfolio holdings information that is not made publicly available as described above may be provided to third parties (including, without limitation, individuals, institutional investors, intermediaries that sell shares of the Fund, consultants and third-party data and other providers) only for legitimate business purposes and only if the third-party recipients are required to keep all such portfolio holdings information confidential and are prohibited from trading on the information they receive in violation of the federal securities laws. Disclosure to such third parties must be approved in advance by the Investment Adviser’s legal or compliance department. Disclosure to providers of auditing, custody, proxy voting and other similar services; rating and ranking organizations; lenders and other third-party service providers that may obtain access to such information in the performance of their contractual duties to the Fund will generally be permitted. In general, each recipient of non-public portfolio holdings information must sign a confidentiality agreement and agree not to trade on the basis of such information in violation of the federal securities laws, although this requirement will not apply when the recipient is otherwise subject to a duty of confidentiality.

In accordance with the policy, the identity of those recipients who receive non-public portfolio holdings information on an ongoing basis is as follows: the Investment Adviser and its affiliates, the Fund’s independent registered public accounting firm, the Fund’s custodian, the Fund’s legal counsel—Dechert LLP, the Fund’s tax service provider—Deloitte & Touche LLP, the Fund’s financial printer—Donnelley Financial Solutions Inc., the Fund’s proxy voting service—ISS, and the Fund’s class action processing service provider—Financial Recovery Technologies, LLC. In addition, the Fund may provide non-public portfolio holdings information to S&P Global Ratings to allow the Fund to be rated by it and may provide non-public portfolio holdings information to FactSet, a provider of global financial and economic information. From time-to-time, certain Funds may provide non-public portfolio holdings information to prospective purchasers of a Fund’s legal claims. In each of these instances, these entities are obligated to keep such information confidential. In addition, the Fund may provide certain Material Non-Public Information to intermediary due diligence providers. From time to time portfolio holdings information may be provided to broker-dealers, prime brokers, FCMs or derivatives clearing merchants in connection with the Fund’s portfolio trading activities.

The Fund currently intends to publish complete portfolio holdings on the Fund’s website (am.gs.com) as of the end of each month subject to a 15 calendar day lag. The Fund may publish on the website complete portfolio holdings information more frequently if it has a legitimate business purpose for doing so. Operational disruptions and other systems disruptions may delay the posting of this information on the Fund’s website.

The Fund files portfolio holdings information within 60 days after the end of each fiscal quarter on Form N-PORT. Portfolio holdings information for the third month of each fiscal quarter will be publicly available on the SEC’s website at http://www.sec.gov. The Fund’s complete schedule of portfolio holdings for the second and fourth quarters of each fiscal year is included in the semi-annual and annual reports to shareholders, respectively, and is filed with the SEC on Form N-CSR. A semi-annual or annual report for the Fund will become available to investors within 60 days after the period to which it relates. The Fund’s Forms N-PORT and Forms N-CSR are available on the SEC’s website listed above.

Portfolio Characteristics Information. Material portfolio characteristics information that is not publicly available (e.g., information that is not filed with the SEC or disclosed on the Fund’s publicly available website) or calculated from publicly available information may be provided to third parties only if the third-party recipients are required to keep all such portfolio characteristics information confidential and are prohibited from trading on the information they receive in violation of the federal securities laws. Disclosure to such third parties must be approved in advance by the Investment Adviser’s legal or compliance department, who must first determine that the Fund has a legitimate business purpose for doing so. In general, each recipient of material, non-public portfolio characteristics information must sign a confidentiality agreement and agree not to trade on the basis of such information in violation of the federal securities laws, although this requirement will not apply when the recipient is otherwise subject to a duty of confidentiality.

However, upon request, the Fund will provide certain non-public portfolio characteristics information to any (i) shareholder or (ii) non-shareholder (including, without limitation, individuals, institutional investors, intermediaries that sell shares of the Fund, consultants and third-party data providers) whose request for such information satisfies and/or serves a legitimate business purpose for the Fund. Examples of portfolio characteristics information include, but are not limited to, statistical information about the Fund’s portfolio. Portfolio characteristics information that is made available upon request would normally include:

•

Asset Allocation Information – The allocation of the Fund’s portfolio among asset classes, regions, countries, industries, sub-industries, sectors, sub-sectors, or strategies; credit quality ratings; and weighted average market capitalization ranges.

•

Financial Characteristics Information – The financial characteristics of the Fund’s portfolio, such as alpha; beta; R-squared; Sharpe ratio; information ratio; standard deviation; tracking error; various earnings and price based ratios (e.g., price-to-earnings and price-to-book); value at risk (VaR); duration information; weighted-average maturity/life; portfolio turnover; attribution; and other aggregated risk statistics.

In accordance with the policy, this type of portfolio characteristics information that is made available upon request will be disclosed in accordance with, and subject to the time lag indicated in, the schedule below. This portfolio characteristics information may be requested by calling Goldman Sachs & Co. LLC toll-free at 1-800-526-7384 (for Class A, Class C, Class I, Class L and Class W Shares Shareholders) or 1-800-621-2550 (for Class P Shares Shareholders).. Portfolio characteristics information that is otherwise publicly available may be disclosed without these time lags.

The type and volume of portfolio characteristics information that is made available upon request will vary among the Goldman Sachs Funds (depending on the investment strategies and the portfolio management team of the applicable Fund). If portfolio characteristics information is disclosed to one recipient, it must also be disclosed to all other eligible recipients requesting the same information. However, under certain circumstances, the volume of portfolio characteristics information provided to one recipient may differ from the volume of portfolio characteristics information provided to other recipients.

Type of Information	When Available Upon Request
Portfolio Characteristics Information

Prior to 15 Business Days After Month-End: Cannot disclose without (i) a confidentiality agreement; (ii) an agreement not to trade on the basis of non-public information in violation of the federal securities laws; and (iii) legal or compliance approval.

15 Business Days After Month-End: May disclose to (i) shareholders and (ii) any non–shareholder whose request satisfies and/or serves a legitimate business purpose for the Fund.

In addition, the Fund currently intends to publish certain portfolio characteristics information on the Fund’s website (am.gs.com) as of the end of each month or fiscal quarter, and such information will generally be subject to a 15 day lag. Operational disruptions and other systems disruptions may delay the posting of this information on the Fund’s website or the availability of this information by calling Goldman Sachs & Co. LLC at the toll-free numbers listed above.

Under the policy, neither the Fund nor any Fund Representative may solicit or accept any compensation or other consideration in connection with the disclosure of portfolio characteristics information.

Oversight of the Policy. Under the policy, the Investment Adviser’s legal or compliance team will supply the Board of Trustees on a quarterly basis with a list of all third parties who received non-public portfolio holdings information and material, non-public portfolio characteristics information in the preceding quarter pursuant to an ongoing arrangement subject to a confidentiality agreement and agreement not to trade on the basis of such information in violation of the federal securities laws. Periodically, but no less frequently than annually, the Investment Adviser’s compliance personnel will advise the Board of Trustees of certain changes to the policy with respect to portfolio characteristics information. Under the policy, the Investment Adviser’s legal and compliance personnel authorize the disclosure of Material Non-Public Information.

Miscellaneous

The Prospectuses and this SAI do not contain all the information included in the Registration Statement filed with the SEC under the Securities Act with respect to the securities offered by the Prospectuses. Certain portions of the Registration Statement have been omitted from the Prospectuses and this SAI pursuant to the rules and regulations of the SEC.

Statements contained in the Prospectuses or in this SAI as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectuses and this SAI form a part, each such statement being qualified in all respects by such reference.

Line of Credit

On or around June 23, 2020, the Fund entered into a margin loan agreement with The Bank of Nova Scotia that established a revolving credit facility with an initial commitment of up to $35 million. On April 1, 2022 the commitment under the revolving credit facility was increased to $75 million. Additionally, on January 8, 2021, the Fund entered into an agreement with JPMorgan Chase Bank that established a revolving credit facility with an initial commitment of up to $20 million. The Fund had an average outstanding balance and weighted average annual interest rate for the fiscal year ended September 30, 2025 of $14,285,714 and 5.39%, respectively. Borrowings outstanding under the credit facilities totaled $34,000,000 as of September 30, 2025.

Corporate Actions

From time to time, the issuer of a security held in the Fund’s portfolio may initiate a corporate action relating to that security. Corporate actions relating to equity securities may include, among others, an offer to purchase new shares, or to tender existing shares, of that security at a certain price. Corporate actions relating to debt securities may include, among others, an offer for early redemption of the debt security, or an offer to convert the debt security into stock. Certain corporate actions are voluntary, meaning that the Fund may only participate in the corporate action if it elects to do so in a timely fashion. Participation in certain corporate actions may enhance the value of the Fund’s investment portfolio.

In cases where the Fund or its Investment Adviser receives sufficient advance notice of a voluntary corporate action, the Investment Adviser will exercise its discretion, in good faith, to determine whether the Fund will participate in that corporate action. If the Fund or its Investment Adviser does not receive sufficient advance notice of a voluntary corporate action, the Fund may not be able to timely elect to participate in that corporate action. Participation or lack of participation in a voluntary corporate action may result in a negative impact on the value of the Fund’s investment portfolio.

Distribution and Service Plans

The Fund has adopted a Distribution and Service Plan (the “Plan”). Under the Plan, GS&Co., which serves as distributor (the “Distributor”), is entitled to a fee, accrued daily and paid monthly, for distribution services and personal and account maintenance services, which may then be paid by GS&Co. to financial intermediaries that have a relationship with GS&Co., at the following annual rates calculated on the Fund’s average daily net assets of each respective share class:

Share Class	Distribution Services	Shareholder Services	Maximum Distribution-Related and Shareholder Services
Class A	0.25%	0.25%	0.25%
Class C	0.75%	0.25%	1.00%
Class I	N/A	N/A	N/A
Class L	0.25%	0.25%	0.50%
Class W	0.25%	0.25%	0.25%
Class P	N/A	N/A	N/A

For the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, the distribution and service fees paid by the Fund pursuant to the Plan were as follows:

Fund
Real Estate Diversified Income Fund	Class A	Class C	Class L	Class W
Fiscal Year Ended September 30, 2025	$132,267	$142,404	$16,394	$42,073
Fiscal Year Ended September 30, 2024	$157,974	$287,180	$20,746	$59,304
Fiscal Year Ended September 30, 2023	$195,191	$469,606	$25,474	$92,185

Shareholder and Trustee Liability

Under Delaware law, the shareholders of the Fund are not generally subject to liability for the debts or obligations of the Fund. Similarly, Delaware law provides that a series of the Fund will not be liable for the debts or obligations of any other series of the Fund. However, no similar statutory or other authority limiting statutory trust shareholder liability exists in other states. As a result, to the extent that a Delaware statutory trust or a shareholder is subject to the jurisdiction of courts of such other states, the courts may not apply Delaware law and may thereby subject the Delaware statutory trust shareholders to liability. To guard against this risk, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Fund. In view of the above, the risk of personal liability of shareholders of a Delaware statutory trust is remote.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation having an original maturity of no more than 365 days. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” – A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

“A-2” – A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” – A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” – A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” – A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” – A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.

Local Currency and Foreign Currency Ratings – S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer’s foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

Moody’s Investors Service, Inc. (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” – Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

“P-2” – Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

“P-3” – Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

“NP” – Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch Ratings, Inc. (“Fitch”) short-term issuer or obligation ratings are based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity.

1-A

Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets.

The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” – Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” – Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” – Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” – Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” – Securities possess high short-term default risk. Default is a real possibility.

“RD” – Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” – Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

“NR” – This designation indicates that Fitch does not publicly rate the associated issuer or issue.

“WD” – This designation indicates that the rating has been withdrawn and is no longer maintained by Fitch.

DBRS, Inc. (“DBRS”) short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The “R-1” and “R-2” rating categories are further denoted by the sub-categories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by DBRS for commercial paper and short-term debt:

“R-1 (high)” – Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” – Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” – Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” – Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

“R-2 (middle)” – Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

“R-2 (low)” – Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” – Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events and the certainty of meeting such obligations could be impacted by a variety of developments.

2-A

“R-4” – Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” – Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” – Short-term debt rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” – An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” – An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” – An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” – An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

“BB” – An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” – An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” – An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC” – An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” – An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” – An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.

“NR” – This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.

3-A

Plus (+) or minus (-) – The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Local Currency and Foreign Currency Ratings – S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer’s foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” – Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” – Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” – Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” – Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” – Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” – Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” – Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” – Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” – Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

The following summarizes long-term ratings used by Fitch:

“AAA” – Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” – Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” – Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” – Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” – Securities considered to be speculative. “BB” ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” – Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present.

“CCC” – A “CCC” rating indicates that substantial credit risk is present.

“CC” – A “CC” rating indicates very high levels of credit risk.

4-A

“C” – A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “B” to “C” rating categories, depending on their recovery prospects and other relevant characteristics. Fitch believes that this approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” category or to categories below “CCC”.

“NR” – Denotes that Fitch does not publicly rate the associated issue or issuer.

“WD” – Indicates that the rating has been withdrawn and is no longer maintained by Fitch.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of the claims. All rating categories other than “AAA” and “D” also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by DBRS for long-term debt:

“AAA” – Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” – Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” – Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” – Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” – Long-term debt rated “BB” is of speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

“B” – Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

“CCC”, “CC” and “C” – Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default, or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” – A security rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

Amortization schedule-the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

5-A

Source of payment-the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

“SP-1” – A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” – A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” – A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

Moody’s uses the Municipal Investment Grade (“MIG”) scale to rate U.S. municipal bond anticipation notes of up to three years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels – “MIG-1” through “MIG-3”—while speculative grade short-term obligations are designated “SG.” The following summarizes the ratings used by Moody’s for these short-term obligations:

“MIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” – This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG-3” – This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” – This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned; a long- or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”). The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade (“VMIG”) scale. The rating transitions on the VMIG scale differ from those on the Prime scale to reflect the risk that external liquidity support generally will terminate if the issuer’s long-term rating drops below investment grade.

“VMIG-1” – This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG-2” – This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG-3” – This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“SG” – This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

“NR” – Is assigned to an unrated obligation.

Fitch uses the same ratings for municipal securities as described above for other short-term credit ratings.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program

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(including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Moody’s credit ratings must be construed solely as statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities.

Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Fitch credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. Fitch’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

Credit ratings provided by DBRS are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (“Methodologies”), which are periodically updated and when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS uses rating symbols as a concise method of expressing its opinion to the market but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of “exactly” the same quality.

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APPENDIX B

GSAM PROXY VOTING GUIDELINES SUMMARY

Effective March 2025

The following is a summary of the material Proxy Voting Guidelines (the “Guidelines”), which form the substantive basis of our Policy and Procedures on Proxy Voting for Investment Advisory Clients (the “Policy”). As described in the main body of the Policy, one or more Portfolio Management Teams and/or the Global Stewardship Team may diverge from the Guidelines and a related Recommendation on any particular proxy vote or in connection with any individual investment decision in accordance with the Policy.

Region: Americas
1.	Business Items	2-B
2.	Board of Directors	3-B
3.	Executive and Non-Executive Compensation	7-B
4.	Shareholder Rights and Defenses	9-B
5.	Strategic Transactions and Capital Structures	10-B
6.	Other Management and Shareholder Proposals	12-B

Region: Europe, Middle East and Africa (EMEA) Proxy Items
1.	Business Items	12-B
2.	Board of Directors	14-B
3.	Remuneration	17-B
4.	Shareholder Rights and Defenses	18-B
5.	Strategic Transactions, Capital Structures and other Business Considerations	18-B
6.	Other Management and Shareholder Proposals	20-B

Region: Asia Pacific (APAC) Proxy Items
1.	Business Items	21-B
2.	Board of Directors	22-B
3.	Remuneration	26-B
4.	Shareholder Rights and Defenses	27-B
5.	Strategic Transactions, Capital Structures and other Business Considerations	27-B
6.	Other Management and Shareholder Proposals	29-B

Region: Japan Proxy Items
1.	Operational Items	29-B
2.	Board of Directors and Statutory Auditors	30-B
3.	Compensation	33-B
4.	Shareholder Rights and Defenses	33-B
5.	Strategic Transactions and Capital Structures	34-B
6.	Other Management and Shareholder Proposals	34-B

1-B

Region: Americas

The following section is a summary of the Guidelines, which form the substantive basis of the Policy with respect to North, Central and South American public equity investments of operating and/or holding companies. Applying these guidelines is subject to certain regional and country-specific exceptions and modifications and is not inclusive of all considerations in each market.

1. Business Items

Auditor Ratification

Generally vote FOR proposals to ratify auditors, unless any of the following apply within the last year:

•	An auditor has a financial interest in or association with the company, and is therefore not independent;

•	There is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position;

•	Poor accounting practices are identified that rise to a serious level of concern, such as: fraud; misapplication of GAAP; or material weaknesses identified in audit-related disclosures; or

•	Fees for non-audit services are excessive (generally over 50% or more of the audit fees).

Vote CASE-BY-CASE on shareholder proposals asking companies to prohibit or limit their auditors from engaging in non-audit services or asking for audit firm rotation.

Reincorporation Proposals

We may support management proposals to reincorporate as long as the reincorporation would not substantially diminish shareholder rights. We may not support shareholder proposals for reincorporation unless the current jurisdiction of incorporation is substantially less shareholder friendly than the proposed reincorporation, there is a strong economic case to reincorporate or the company has a history of making decisions that are not shareholder friendly.

Exclusive Venue for Shareholder Lawsuits

Generally vote FOR on exclusive venue proposals, taking into account:

•	Whether the company has been materially harmed by shareholder litigation outside its jurisdiction of incorporation, based on disclosure in the company’s proxy statement;

•	Whether the company has the following governance features:

•	Majority independent board;

•	Independent key committees;

•	An annually elected board;

•	A majority vote standard in uncontested director elections;

•	The absence of a poison pill, unless the pill was approved by shareholders; and/or

•	Separate Chairman CEO role or, if combined, an independent chairman with clearly delineated duties.

Virtual Meetings

Generally vote FOR management proposals allowing for the convening of hybrid* shareholder meetings if it is clear that it is not the intention to hold virtual-only AGMs. Generally vote AGAINST proposals allowing for the convening of virtual-only* shareholder meetings.

Generally vote FOR shareholder proposals requesting in person shareholder meetings if a meeting of shareholders is held exclusively through the use of online technology without a corresponding in-person meeting.

* The phrase “virtual-only shareholder meeting” refers to a meeting of shareholders that is held exclusively through the use of online technology without a corresponding in-person meeting. The term “hybrid shareholder meeting” refers to an in-person, or physical, meeting in which shareholders are permitted to participate online.

Public Benefit Corporation Proposals (United States)

Generally vote FOR management proposals and CASE-BY-CASE on shareholder proposals related to the conversion of the company into a public benefit corporation.

2-B

Amend Articles of Incorporation to Provide for Officer and Director Exculpation (United States)

Generally vote FOR management proposals to amend the company’s certificate of incorporation to reflect new Delaware law provisions regarding officer and director exculpation.

Transact Other Business

Generally vote AGAINST other business when it appears as a voting item.

Administrative Requests

Generally vote FOR non-contentious administrative management requests.

2. Board of Directors

The board of directors should promote the interests of shareholders by acting in an oversight and/or advisory role; should consist of a majority of independent directors and/or meet local best practice expectations; should be composed of directors with diverse backgrounds and perspectives; and should be held accountable for actions and results related to their responsibilities. The board of directors should seek to comply with commonly accepted corporate governance best practices as well as the corporate governance standards that are applicable in their country and state of incorporation. The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

Voting on Director Nominees in Uncontested Elections

Vote on director nominees should be determined on a CASE-BY-CASE basis taking into consideration the following:

•	Adequate disclosure has not been provided in a timely manner; or

•	There are clear concerns over questionable finances or restatements; or

•	There have been questionable transactions or conflicts of interest; or

•	There are any records of abuses against minority shareholder interests; or

•	The board fails to meet minimum corporate governance standards; or

•	There are reservations about:

•	Director terms

•	Bundling of proposals to elect directors

•	Disclosure of named nominees

•	Overboarded directors

•	Director independence

•	Specific concerns about the individual or company, such as criminal wrongdoing or breach of fiduciary responsibilities; or

•

There are other considerations which may include sanction from government or authority, violations of laws and regulations, or other issues relate to improper business practice, failure to replace management, or egregious actions related to service on other boards.

Generally vote FOR employee and/or labor representatives if they sit on either the audit or compensation committee and are required by law to be on those committees.

Generally vote AGAINST employee and/or labor representatives if they sit on either the audit or compensation committee, if they are not required to be on those committees.

Director Commitments

Generally vote AGAINST or WITHHOLD from individual directors who, without further explanation:

•	Sit on more than five public company boards; or

•	Are CEOs of public companies who sit on the boards of more than two public companies besides their own--withhold only at their outside boards.

Director Independence (United States)

3-B

At companies incorporated in the US, where applicable, the New York Stock Exchange or NASDAQ Listing Standards definition is to be used to classify directors as inside directors, affiliated outside directors, or independent outside directors.

Additionally, we will consider compensation committee interlocking directors to be affiliated (defined as CEOs who sit on each other’s compensation committees).

Director Independence

Classification of Directors

Executive Director

•	Employee or executive of the company; and

•	Any director who is classified as a non-executive, but receives salary, fees, bonus, and/or other benefits that are in line with the highest-paid executives of the company.

Non-Independent Non-Executive Director (NED)

•	Any director who is attested by the board to be a non-independent NED;

•	Any director specifically designated as a representative of a significant shareholder of the company;

•	Any director who is also an employee or executive of a significant shareholder of the company;

•

Beneficial owner (direct or indirect) of at least 10% of the company’s stock, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., family members who beneficially own less than 10% individually, but collectively own more than 10%), unless market best practice dictates a lower ownership and/or disclosure threshold (and in other special market-specific circumstances);

•	Government representative;

•

Currently provides (or a relative provides) professional services to the company, to an affiliate of the company, or to an individual officer of the company or of one of its affiliates in excess of $10,000 per year;

•	Represents customer, supplier, creditor, banker, or other entity with which company maintains transactional/commercial relationship (unless company discloses information to apply a materiality test);

•	Any director who has conflicting or cross-directorships with executive directors or the chairman of the company;

•	Relative of a current employee of the company or its affiliates;

•	Relative of a former executive of the company or its affiliates;

•	A new appointee elected other than by a formal process through the General Meeting (such as a contractual appointment by a substantial shareholder);

•	Founder/co-founder/member of founding family but not currently an employee;

•	Former executive (a cooling off period may be applied);

•	Years of service is generally not a determining factor unless it is recommended best practice in a market and/or in extreme circumstances, in which case it may be considered; and

•	Any additional relationship or principle considered to compromise independence under local corporate governance best practice guidance.

Independent NED

•	No material connection, either directly or indirectly, to the company other than a board seat.

Employee Representative

•	Represents employees or employee shareholders of the company (classified as “employee representative” but considered a non-independent NED).

Director Accountability

Generally vote AGAINST or WITHHOLD from individual directors who attend less than 75% of the board and committee meetings without a disclosed valid excuse.

4-B

Generally, vote FOR the bundled election of management nominees, unless adequate disclosures of the nominees have not been provided in a timely manner or if one or more of the nominees does not meet the expectation of our policy.

Other items considered for an AGAINST vote include specific concerns about the individual or the company, such as criminal wrongdoing or breach of fiduciary responsibilities, sanctions from government or authority, violations of laws and regulations, the presence of inappropriate related party transactions, or other issues related to improper business practices.

Committee Responsibilities and Expectations

The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

We generally support incumbent directors, taking into consideration the below factors.

•	Material failures of governance, stewardship, or fiduciary responsibilities at the company including but not limited to violations of global norms principles and/or other significant global standards;

•	Failure to disclose material information;

•

Egregious actions related to the director(s)’ service on other boards that raise substantial doubt about his or her ability to effectively oversee management and serve the best interests of shareholders at any company;

•

The board failed to act on a shareholder proposal that received approval of the majority of shares cast the previous year (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken); an adopted proposal that is substantially similar to the original shareholder proposal will be deemed sufficient; (vote against members of the committee of the board that is responsible for the issue under consideration). If we did not support the shareholder proposal, we may still vote against the committee member(s).

•

The company’s poison pill has a dead-hand or modified dead-hand feature for two or more years. Vote against/withhold every year until this feature is removed; however, vote against the poison pill if there is one on the ballot with this feature rather than the director;

•

The board adopts or renews a poison pill without shareholder approval, does not commit to putting it to shareholder vote within 12 months of adoption (or in the case of a newly public company, does not commit to put the pill to a shareholder vote within 12 months following the IPO), or reneges on a commitment to put the pill to a vote, and has not yet received a withhold/against recommendation for this issue;

•	The board failed to act on takeover offers where the majority of the shareholders tendered their shares;

•	If in an extreme situation the board lacks accountability and oversight, coupled with sustained poor performance relative to peers.

Audit Committee

Vote CASE-BY-CASE on members of the Audit Committee if poor accounting practices, which rise to a level of serious concern are identified, such as, but not limited to, fraud, misapplication of GAAP, excessive non-audit fees, excessive pledging or hedging of stock by executives, and material weaknesses identified in audit-related disclosures.

Examine the severity, breadth, chronological sequence and duration, as well as the company’s efforts at remediation or corrective actions, in determining whether negative vote recommendations are warranted against the members of the Audit Committee who are responsible for the poor accounting practices, or the entire board.

Compensation Committee (North America)

Vote CASE-BY-CASE on members of the Compensation Committee, factors considered may include whether:

•

We voted against the company’s management say on pay proposal (MSOP) in the previous year, the company’s previous MSOP received significant opposition of votes cast and we are voting against this year’s MSOP;

•	The board implements a MSOP on a less frequent basis than the frequency that received the plurality of votes cast; or

•	The MSOP or equity-based incentive plan proposal item is not on the ballot and the company maintains problematic pay practices.

Nominating/Governance Committee

Vote CASE-BY-CASE on members of the Nominating/Governance Committee considering if:

5-B

•

A company does not meet the board diversity requirements of local listing rules, corporate governance codes, national targets, or the board diversity is significantly below that of the average in its market; provided that company performance, or other factors, will generally be taken into consideration;

•	The level of board independence does not meet the requirements of local regulations, listing rules, corporate governance codes, or local market best practices;

•	If the average board tenure exceeds 15 years, and there has not been a new nominee in the past 5 years;

•

A company maintains a classified board structure without a sunset provision, has opted into, or failed to opt out of, state laws requiring a classified board structure or has a capital structure with unequal voting rights (United States);

•

At the previous board election, any director received more than 50% withhold/against votes of the shares cast and the company has failed to address the underlying issue(s) that caused the high withhold/against vote;

•	The board amends the company’s bylaws or charter without shareholder approval in a manner that materially diminishes shareholders’ rights or could adversely impact shareholders; or

•	The board has materially limited shareholders’ right to proxy access (United States).

Voting on Director Nominees in Contested Elections

Vote on a CASE-BY-CASE basis in contested elections of directors, e.g., the election of shareholder nominees or the dismissal of incumbent directors, determining which directors are best suited to add value for shareholders.

The analysis will generally be based on, but not limited to, the following major decision factors:

•	Company performance relative to its peers;

•	Strategy of the incumbents versus the dissidents;

•	Independence of board candidates;

•	Experience and skills of board candidates;

•	Governance profile of the company;

•	Evidence of management entrenchment;

•	Responsiveness to shareholders;

•	Whether a takeover offer has been rebuffed; and

•	Whether minority or majority representation is being sought.

Proxy Access (United States)

Vote CASE-BY-CASE on shareholder or management proposals asking for proxy access.

We may support proxy access as an important right for shareholders and as an alternative to costly proxy contests and as a method for us to vote for directors on an individual basis, as appropriate, rather than voting on one slate or the other. While this could be an important shareholder right, the following factors will be taken into account when evaluating the shareholder proposals:

•	The ownership thresholds, percentage and duration proposed (we generally will not support if the ownership threshold is less than 3%);

•	The maximum proportion of directors that shareholders may nominate each year (we generally will not support if the proportion of directors is greater than 25%); and

•	Other restricting factors that when taken in combination could serve to materially limit the proxy access provision.

We will take the above factors into account when evaluating proposals proactively adopted by the company or in response to a shareholder proposal to adopt or amend the right.

Reimbursing Proxy Solicitation Expenses

Vote CASE-BY-CASE on proposals to reimburse proxy solicitation expenses

Other Board Related Proposals (Management and Shareholder)

Generally vote AGAINST management and shareholder proposals introducing classified boards.

6-B

Generally vote AGAINST shareholder proposals regarding mandatory retirement ages for directors.

Generally vote AGAINST management and shareholder proposals to alter board structure or size in the context of a fight for control of the company or the board.

Independent Board Chair (for applicable markets)

We will generally vote AGAINST shareholder proposals requiring that the chairman’s position be filled by an independent director, if the company satisfies 3 of the 4 following criteria:

•	Two-thirds independent board, or majority in countries where employee representation is common practice;

•	A designated, or a rotating, lead director, elected by and from the independent board members with clearly delineated and comprehensive duties;

•	Fully independent key committees; and/or

•	Established, publicly disclosed, governance guidelines and director biographies/profiles.

Proposals Regarding Board Declassification

We will generally vote FOR management and shareholder proposals regarding the adoption of a declassified board structure.

Majority Vote Shareholder Proposals

We will generally vote FOR proposals requesting that the board adopt majority voting in the election of directors provided it does not conflict with the law where the company is incorporated. We also look for companies to adopt a post-election policy outlining how the company will address the situation of a holdover director.

Cumulative Vote Shareholder Proposals

We will generally vote FOR shareholder proposals to restore or provide cumulative voting unless the company has adopted (i) majority vote standard with a carve-out for plurality voting in situations where there are more nominees than seats and (ii) a director resignation policy to address failed elections.

3. Executive and Non- Executive Compensation

Pay Practices

Good pay practices should align management’s interests with long-term shareholder value creation. Detailed disclosure of compensation criteria is preferred; proof that companies follow the criteria should be evident and retroactive performance target changes without proper disclosure is not viewed favorably. Compensation practices should allow a company to attract and retain proven talent. Some examples of poor pay practices include: abnormally large bonus payouts without justifiable performance linkage or proper disclosure, egregious employment contracts, excessive severance and/or change in control provisions, repricing or replacing of underwater stock options/stock appreciation rights without prior shareholder approval, and excessive perquisites. A company should also have an appropriate balance of short-term vs. long-term metrics and the metrics should be aligned with business goals and objectives.

If the company maintains problematic or poor pay practices, generally vote:

•	AGAINST Management Say on Pay (MSOP) Proposals; or

•	AGAINST an equity-based incentive plan proposal if excessive non-performance-based equity awards are the major contributor to a pay-for-performance misalignment.

Equity Compensation Plans

We will generally vote FOR management proposals on equity-based compensation plans. Evaluation takes into account potential plan cost, plan features and grant practices. While a negative combination of these factors may cause a vote AGAINST, other reasons to consider a vote AGAINST the equity plan could include the following factors:

•	The plan permits the repricing of stock options/stock appreciation rights (SARs) without prior shareholder approval; or

•	There is more than one problematic material feature of the plan, which could include one of the following: unfavorable change-in-control features, presence of gross ups and options reload.

Advisory Vote on Executive Compensation (Say-on-Pay, MSOP) Management Proposals (North America)

Generally vote FOR annual frequency and AGAINST all proposals asking for any frequency less than annual.

7-B

We will generally vote FOR management proposals for an advisory vote on executive compensation considering the context of each company’s specific circumstances and the board’s disclosed rationale for its practices.

When a disconnect between pay and performance exists, pay practices that may result in a vote AGAINST management proposals on an advisory vote on executive compensation may include:

•	Lack of transparent disclosure of compensation philosophy and goals and targets, including details on short-term and long-term performance incentives;

•	Long term incentive awards consisting of less than 50% performance-based awards;

•	Lack of the board’s response to failed MSOP vote the previous year;

•	Abnormally large bonus payouts without justifiable performance linkage or proper disclosure;

•	Egregious employment or retention contracts;

•	Excessive perquisites or excessive severance and/or change in control provisions;

•	Extraordinary relocation benefits;

•	Long term incentive awards evaluated over a time period of less than three years;

•	The board used discretion without sufficient disclosure;

•	The board changed the targets and/or performance metrics during the pay period;

•	The board awarded a multi-year guaranteed cash bonus or non-performance equity award;

•	The board retested performance goals or awarded a pay for failure pay plan;

•	The plan allows for the single trigger acceleration of unvested equity awards and/or provides excise tax gross ups;

•	Repricing or replacing of underwater stock options without prior shareholder approval;

•	Egregious pension/SERP (supplemental executive retirement plan) payouts; and

•	The board has adopted other pay practices that may increase risk to shareholders.

Other Compensation Proposals and Policies

Employee Stock Purchase Plans – Non-Qualified Plans

Vote CASE-BY-CASE on nonqualified employee stock purchase plans taking into account the following factors:

•	Broad-based participation;

•	Limits on employee contributions;

•	Company matching contributions; and

•	Presence of a discount on the stock price on the date of purchase.

Option Exchange Programs/Repricing Options

Vote CASE-BY-CASE on management proposals seeking approval to exchange/reprice options, taking into consideration:

•	Historic trading patterns—the stock price should not be so volatile that the options are likely to be back “in-the-money” over the near term;

•	Rationale for the re-pricing;

•	If it is a value-for-value exchange;

•	If surrendered stock options are added back to the plan reserve;

•	Option vesting;

•	Term of the option—the term should remain the same as that of the replaced option;

•	Exercise price—should be set at fair market or a premium to market; and

•	Participants—executive officers and directors should be excluded.

8-B

Generally vote FOR shareholder proposals to put option repricings to a shareholder vote.

Stock Retention Holding Period

Generally vote FOR shareholder proposals asking for a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs if the policy requests retention for two years or less following the termination of their employment (through retirement or otherwise) and a holding threshold percentage of 50% or less.

Also consider whether the company has any holding period, retention ratio, or officer ownership requirements in place and the terms/provisions of awards already granted.

Elimination of Accelerated Vesting in the Event of a Change in Control

Generally vote AGAINST shareholder proposals seeking a policy eliminating the accelerated vesting of time-based equity awards in the event of a change-in-control.

Performance-based Equity Awards and Pay-for-Superior-Performance Proposals

Generally vote FOR unless there is sufficient evidence that the current compensation structure is already substantially performance-based. We consider performance-based awards to include awards that are tied to shareholder return or other metrics that are relevant to the business.

Say on Supplemental Executive Retirement Plans (SERP)

Generally vote AGAINST proposals asking for shareholder votes on SERP.

4. Shareholders Rights and Defenses

Shareholder Ability to Act by Written Consent

Generally vote FOR shareholder proposals that provide shareholders with the ability to act by written consent, unless:

•	The company already gives shareholders the right to call special meetings at a threshold of 25% or lower; and

•	The company has a history of strong governance practices.

Special Meetings Arrangements

Generally vote FOR management proposals that provide shareholders with the ability to call special meetings.

Generally vote FOR shareholder proposals that provide shareholders with the ability to call special meetings at a threshold of 25% or lower if the company currently does not give shareholders the right to call special meetings. However, if a company already gives shareholders the right to call special meetings at a threshold of at least 25%, vote AGAINST shareholder proposals to further reduce the threshold.

Generally vote AGAINST management proposals seeking shareholder approval for the company to hold special meetings with 14 days notice unless the company offers shareholders the ability to vote by electronic means and a proposal to reduce the period of notice to not less than 14 days has received majority support.

Advance Notice Requirements for Shareholder Proposals/Nominations

Vote CASE-BY-CASE on advance notice proposals, giving support to proposals that allow shareholders to submit proposals/nominations reasonably close to the meeting date and within the broadest window possible, recognizing the need to allow sufficient notice for company, regulatory and shareholder review.

Shareholder Voting Requirements

Generally vote AGAINST proposals to require a supermajority shareholder vote. Generally vote FOR management and shareholder proposals to reduce supermajority vote requirements.

Poison Pills

Generally vote FOR shareholder proposals requesting that the company submit its poison pill to a shareholder vote or redeem it, unless the company has:

•	a shareholder-approved poison pill in place; or

•	adopted a policy concerning the adoption of a pill in the future specifying certain shareholder friendly provisions.

Generally vote FOR shareholder proposals calling for poison pills to be put to a vote within a time period of less than one year after adoption.

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Vote CASE-BY-CASE on management proposals on poison pill ratification, focusing on the features of the shareholder rights plan.

In addition, the rationale for adopting the pill should be thoroughly explained by the company. In examining the request for the pill, take into consideration the company’s existing governance structure, including: board independence, existing takeover defenses, and any problematic governance concerns.

5. Strategic Transactions and Capital Structures

Reorganizations/Restructurings

Vote reorganizations and restructurings on a CASE-BY-CASE basis.

Mergers and Acquisitions

Vote CASE-BY-CASE on mergers and acquisitions taking into account the following based on publicly available information:

•	Valuation;

•	Market reaction;

•	Strategic rationale;

•	Management’s track record of successful integration of historical acquisitions;

•	Presence of conflicts of interest; and

•	Governance profile of the combined company.

Dual Class Structures

Generally vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure.

Generally vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional super voting shares.

Share Issuance Requests

General Issuances:

Generally vote FOR issuance requests with preemptive rights to a maximum of 100% over currently issued capital or any stricter limit set in local best practice recommendations or law.

Generally vote FOR issuance requests without preemptive rights to a maximum of 20% of currently issued capital or any stricter limit set in local best practice recommendations or law.

Specific Issuances:

Vote on a CASE-BY-CASE basis on all requests, with or without preemptive rights.

Increases in Authorized Capital

Generally vote FOR non-specific proposals to increase authorized capital up to 100% over the current authorization unless the increase would leave the company with less than 30% of its new authorization outstanding, or any stricter limit set in local best practice recommendations or law.

Generally vote FOR specific proposals to increase authorized capital to any amount, unless:

•	The specific purpose of the increase (such as a share-based acquisition or merger) does not meet guidelines for the purpose being proposed; or

•

The increase would leave the company with less than 30% of its new authorization outstanding after adjusting for all proposed issuances or any stricter limit set in local best practice recommendations or law.

Generally vote AGAINST proposals to adopt unlimited capital authorizations.

Reduction of Capital

Generally vote FOR proposals to reduce capital for routine accounting purposes unless the terms are unfavorable to shareholders.

Vote proposals to reduce capital in connection with corporate restructuring on a CASE-BY-CASE basis.

Preferred Stock

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Generally vote FOR the creation of a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

Generally vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

Generally vote AGAINST the creation of a new class of preference shares that would carry superior voting rights to the common shares.

Generally vote AGAINST the creation of blank check preferred stock unless the board clearly states that the authorization will not be used to thwart a takeover bid.

Vote proposals to increase blank check preferred authorizations on a CASE-BY-CASE basis.

Debt Issuance Requests

Vote non-convertible debt issuance requests on a CASE-BY-CASE basis, with or without preemptive rights.

Generally vote FOR the creation/issuance of convertible debt instruments as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

Generally vote FOR proposals to restructure existing debt arrangements unless the terms of the restructuring would adversely affect the rights of shareholders.

Increase in Borrowing Powers

Vote proposals to approve increases in a company’s borrowing powers on a CASE-BY-CASE basis.

Share Repurchase Plans

We will generally vote FOR share repurchase programs taking into account whether:

•	The share repurchase program can be used as a takeover defense;

•	There is clear evidence of historical abuse;

•	There is no safeguard in the share repurchase program against selective buybacks; and

•	Pricing provisions and safeguards in the share repurchase program are deemed to be unreasonable in light of market practice.

Reissuance of Repurchased Shares

Generally vote FOR requests to reissue any repurchased shares unless there is clear evidence of abuse of this authority in the past.

Capitalization of Reserves for Bonus Issues/Increase in Par Value

Generally vote FOR requests to capitalize reserves for bonus issues of shares or to increase par value.

Related-Party Transactions

Vote related-party transactions on a CASE-BY-CASE basis, considering factors including, but not limited to, the following:

•	The parties on either side of the transaction;

•	The nature of the asset to be transferred/service to be provided;

•	The pricing of the transaction (and any associated professional valuation);

•	The views of independent directors (where provided);

•	The views of an independent financial adviser (where appointed);

•	Whether any entities party to the transaction (including advisers) is conflicted; and

•	The stated rationale for the transaction, including discussions of timing

Common and Preferred Stock Authorization

Generally vote FOR proposals to increase the number of shares of common stock authorized for issuance.

Generally vote FOR proposals to increase the number of shares of preferred stock, as long as there is a commitment to not use the shares for anti-takeover purposes.

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6. Other Management and Shareholder Proposals

Overall Approach

Management and shareholder proposals considered under this category could include, among others, requests that a company:

•	Publish a report or additional information related to the company’s business and impact on stakeholders;

•	Disclose policies related to specific business practices and/or services;

•	Conduct third party audits, reports or studies related to the company’s business practices, services and/or impact on stakeholders

When evaluating management and shareholder proposals, the following factors are generally considered:

•	Whether the subject of the proposal is considered to be material to the company’s business;

•	The company’s current level of publicly available disclosure, including if the company already discloses similar information through existing reports or policies;

•

If the company has implemented or formally committed to the implementation of a reporting program based on a recognized industry group standards or recommendations, such as the International Sustainability Standards Board’s Sustainability Accounting Standards, the Sustainability Accounting Standards Board’s (SASB) standards, the European Sustainability Reporting Standards, the Task Force on Climate-related Financial Disclosure’s (TCFD) recommendations, or a similar standard;

•	Whether the information requested concerns business issues that relate to a meaningful percentage of the company’s business;

•	The degree to which the company’s stated position on the issues raised in the proposal could affect its reputation or sales, or leave it vulnerable to a boycott or selective purchasing;

•	Whether the company has already responded in some appropriate manner to the request embodied in the proposal;

•	What other companies in the relevant industry have done in response to the issue addressed in the proposal;

•	Whether the proposal itself is well framed and the cost of preparing the report and/or the implementation is reasonable;

•	Whether the subject of the proposal is best left to the discretion of the board;

•	Whether the proposal is legally binding for the board;

•	Whether the company has material fines or violations in the area and if so, if appropriate actions have already been taken to remedy going forward; and

•	Whether providing this information would reveal proprietary or confidential information that would place the company at a competitive disadvantage.

Region: Europe, Middle East and Africa (EMEA) Proxy Items

The following section is a broad summary of the Guidelines, which form the basis of the Policy with respect to EMEA public equity investments of operating and/or holding companies. Applying these guidelines is subject to certain regional and country-specific exceptions and modifications and is not inclusive of all considerations in each market.

1. Business Items

Financial Results/Director and Auditor Reports

Generally vote FOR approval of financial statements and director and auditor reports, unless:

•	There are serious concerns about the accounts presented, audit procedures used or audit opinion rendered; or

•	The company is not responsive to shareholder questions about specific items that should be publicly disclosed.

Appointment of Auditors and Auditor Fees

Generally vote FOR the re-election of auditors and proposals authorizing the board to fix auditor fees unless:

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•	There are serious concerns about the accounts presented, audit procedures used or audit opinion rendered;

•	There is reason to believe that the auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position;

•	Name of the proposed auditor has not been published;

•	The auditors are being changed without explanation;

•	Non-audit-related fees are substantial, or are in excess of standard annual audit-related fees, or in excess of permitted local limits and guidelines; or

•	The appointment of external auditors if they have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Appointment of Internal Statutory Auditors

Generally vote FOR the appointment or re-election of statutory auditors, unless:

•	There are serious concerns about the statutory reports presented or the audit procedures used;

•	Questions exist concerning any of the statutory auditors being appointed; or

•	The auditors have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Reincorporation Proposals

Vote reincorporation proposals on a CASE-BY-CASE basis

Allocation of Income

Generally vote FOR approval of the allocation of income, unless:

•	The dividend payout ratio has been consistently low without adequate explanation; or

•	The payout is excessive given the company’s financial position.

Stock (Scrip) Dividend Alternative

Generally vote FOR most stock (scrip) dividend proposals.

Generally vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Amendments to Articles of Association

Vote amendments to the articles of association on a CASE-BY-CASE basis.

Change in Company Fiscal Term

Generally vote FOR resolutions to change a company’s fiscal term unless a company’s motivation for the change is to postpone its annual general meeting.

Lower Disclosure Threshold for Stock Ownership

Generally vote AGAINST resolutions to lower the stock ownership disclosure threshold below 5% unless specific reasons exist to implement a lower threshold.

Amend Quorum Requirements

Vote proposals to amend quorum requirements for shareholder meetings on a CASE-BY-CASE basis.

Virtual Meetings

Generally vote FOR management proposals allowing for the convening of hybrid* shareholder meetings if it is clear that it is not the intention to hold virtual-only AGMs. Generally vote AGAINST proposals allowing for the convening of virtual-only* shareholder meetings.

* The phrase “virtual-only shareholder meeting” refers to a meeting of shareholders that is held exclusively through the use of online technology without a corresponding in-person meeting. The term “hybrid shareholder meeting” refers to an in-person, or physical, meeting in which shareholders are permitted to participate online.

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Public Benefit Corporation Proposals

Generally vote FOR management proposals and CASE-BY-CASE on shareholder proposals related to the conversion of the company into a public benefit corporation.

Transact Other Business

Generally vote AGAINST other business when it appears as a voting item.

Administrative Requests

Generally vote FOR non-contentious administrative management requests.

2. Board of Directors

The board of directors should promote the interests of shareholders by acting in an oversight and/or advisory role; should consist of a majority of independent directors and/or meet local best practice expectations; should be composed of directors with diverse backgrounds and perspectives; and should be held accountable for actions and results related to their responsibilities. The board of directors should seek to comply with commonly accepted corporate governance best practices as well as the corporate governance standards that are applicable in their country and state of incorporation. The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

Voting on Director Nominees in Uncontested Elections

Vote on director nominees should be determined on a CASE-BY-CASE basis taking into consideration the following:

•	Adequate disclosure has not been provided in a timely manner; or

•	There are clear concerns over questionable finances or restatements; or

•	There have been questionable transactions or conflicts of interest; or

•	There are any records of abuses against minority shareholder interests; or

•	The board fails to meet minimum corporate governance standards; or

•	There are reservations about:

•	Director terms

•	Bundling of proposals to elect directors

•	Disclosure of named nominees

•	Overboarded directors

•	Director independence

•	Specific concerns about the individual or company, such as criminal wrongdoing or breach of fiduciary responsibilities; or

•

There are other considerations which may include sanction from government or authority, violations of laws and regulations, or other issues relate to improper business practice, failure to replace management, or egregious actions related to service on other boards.

Generally vote FOR employee and/or labor representatives if they sit on either the audit or compensation committee and are required by law to be on those committees.

Generally vote AGAINST employee and/or labor representatives if they sit on either the audit or compensation committee, if they are not required to be on those committees.

Director Independence

Classification of Directors

Executive Director

•	Employee or executive of the company; and

•	Any director who is classified as a non-executive, but receives salary, fees, bonus, and/or other benefits that are in line with the highest-paid executives of the company.

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Non-Independent Non-Executive Director (NED)

•	Any director who is attested by the board to be a non-independent NED;

•	Any director specifically designated as a representative of a significant shareholder of the company;

•	Any director who is also an employee or executive of a significant shareholder of the company;

•

Beneficial owner (direct or indirect) of at least 10% of the company’s stock, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., family members who beneficially own less than 10% individually, but collectively own more than 10%), unless market best practice dictates a lower ownership and/or disclosure threshold (and in other special market-specific circumstances);

•	Government representative;

•

Currently provides (or a relative provides) professional services to the company, to an affiliate of the company, or to an individual officer of the company or of one of its affiliates in excess of $10,000 per year;

•	Represents customer, supplier, creditor, banker, or other entity with which company maintains transactional/commercial relationship (unless company discloses information to apply a materiality test);

•	Any director who has conflicting or cross-directorships with executive directors or the chairman of the company;

•	Relative of a current employee of the company or its affiliates;

•	Relative of a former executive of the company or its affiliates;

•	A new appointee elected other than by a formal process through the General Meeting (such as a contractual appointment by a substantial shareholder);

•	Founder/co-founder/member of founding family but not currently an employee;

•	Former executive (a cooling off period may be applied);

•	Years of service is generally not a determining factor unless it is recommended best practice in a market and/or in extreme circumstances, in which case it may be considered; and

•	Any additional relationship or principle considered to compromise independence under local corporate governance best practice guidance.

Independent NED

•	No material connection, either directly or indirectly, to the company other than a board seat.

Employee Representative

•	Represents employees or employee shareholders of the company (classified as “employee representative” but considered a non-independent NED).

Director Accountability

Generally vote AGAINST individual directors who attend less than 75% of the board and committee meetings without a disclosed valid excuse.

Generally, vote FOR the bundled election of management nominees, unless adequate disclosures of the nominees have not been provided in a timely manner or if one or more of the nominees does not meet the expectation of our policy.

Other items considered for an AGAINST vote include specific concerns about the individual or the company, such as criminal wrongdoing or breach of fiduciary responsibilities, sanctions from government or authority, violations of laws and regulations, the presence of inappropriate related party transactions, or other issues related to improper business practices.

Discharge of Directors

Generally vote FOR the discharge of directors, including members of the management board and/or supervisory board, unless there is reliable information about significant and compelling controversies that the board is not fulfilling its fiduciary duties warranted by:

•

A lack of oversight or actions by board members which invoke shareholder distrust related to malfeasance or poor supervision, such as operating in private or company interest rather than in shareholder interest; or

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•

Any legal issues (e.g., civil/criminal) aiming to hold the board responsible for breach of trust in the past or related to currently alleged actions yet to be confirmed (and not only the fiscal year in question), such as price fixing, insider trading, bribery, fraud, and other illegal actions; or

•	Other egregious governance issues where shareholders may bring legal action against the company or its directors; or

•	Vote on a CASE-BY-CASE basis where a vote against other agenda items are deemed inappropriate.

Committee Responsibilities and Expectations

The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

We generally support incumbent directors, taking into consideration the below factors.

•

Material failures of governance, stewardship, or fiduciary responsibilities at the company, including but not limited to violations of global norms principles and/or other significant global standards;

•	Failure to disclose material information;

•

Egregious actions related to the director(s)’ service on other boards that raise substantial doubt about his or her ability to effectively oversee management and serve the best interests of shareholders at any company;

•

The board failed to act on a shareholder proposal that received approval of the majority of shares cast for previous year (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken); an adopted proposal that is substantially similar to the original shareholder proposal will be deemed sufficient; (vote against members of the committee of the board that is responsible for the issue under consideration). If we did not support the shareholder proposal, we may still vote against the committee member(s).

•	The board failed to act on takeover offers where the majority of the shareholders tendered their shares; or

•	If in an extreme situation the board lacks accountability and oversight, coupled with sustained poor performance relative to peers.

Audit Committee

Vote CASE-BY-CASE on members of the Audit Committee if poor accounting practices, which rise to a level of serious concern are identified, such as, but not limited to, fraud, misapplication of GAAP, excessive non-audit fees, excessive pledging or hedging of stock by executives, and material weaknesses identified in audit-related disclosures.

Examine the severity, breadth, chronological sequence and duration, as well as the company’s efforts at remediation or corrective actions, in determining whether negative vote recommendations are warranted against the members of the Audit Committee who are responsible for the poor accounting practices, or the entire board.

Remuneration Committee

Vote CASE-BY-CASE on members of the Remuneration Committee, factors considered may include whether:

•	We voted against the company’s MSOP in the previous year, the company’s previous MSOP received significant opposition of votes cast and we are voting against this year’s MSOP;

•	The board implements a MSOP on a less frequent basis than the frequency that received the plurality of votes cast; or

•	The MSOP or equity-based incentive plan proposal item is not on the ballot and the company maintains problematic pay practices.

Nominating/Governance Committee

Vote CASE-BY-CASE on members of the Nominating/Governance Committee considering if:

•

A company does not meet the board diversity requirements of local listing rules, corporate governance codes, national targets, or the board diversity is significantly below that of the average in its market; provided that company performance, or other factors, will generally be taken into consideration;

•	The level of board independence does not meet the requirements of local regulations, listing rules, corporate governance codes, or local market best practices;

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•

At the previous board election, any director received more than 50% withhold/against votes of the shares cast and the company has failed to address the underlying issue(s) that caused the high withhold/against vote; or

•	The board amends the company’s bylaws or charter without shareholder approval in a manner that materially diminishes shareholders’ rights or could adversely impact shareholders.

Voting on Director Nominees in Contested Elections

Vote on a CASE-BY-CASE basis in contested elections of directors, e.g., the election of shareholder nominees or the dismissal of incumbent directors, determining which directors are best suited to add value for shareholders.

The analysis will generally be based on, but not limited to, the following major decision factors:

•	Company performance relative to its peers;

•	Strategy of the incumbents versus the dissidents;

•	Independence of board candidates;

•	Experience and skills of board candidates;

•	Governance profile of the company;

•	Evidence of management entrenchment;

•	Responsiveness to shareholders;

•	Whether a takeover offer has been rebuffed; and

•	Whether minority or majority representation is being sought.

Other Board Related Proposals (Management and Shareholder)

Generally vote AGAINST management and shareholder proposals introducing classified boards.

Generally vote AGAINST shareholder proposals regarding mandatory retirement ages for directors.

Generally vote AGAINST management and shareholder proposals to alter board structure or size in the context of a fight for control of the company or the board.

Independent Board Chair (for applicable markets)

We will generally vote AGAINST shareholder proposals requiring that the chairman’s position be filled by an independent director, if the company satisfies 3 of the 4 following criteria:

•	Two-thirds independent board, or majority in countries where employee representation is common practice;

•	A designated, or a rotating, lead director, elected by and from the independent board members with clearly delineated and comprehensive duties;

•	Fully independent key committees; and/or

•	Established, publicly disclosed, governance guidelines and director biographies/profiles.

3. Remuneration

Pay Practices

Good pay practices should align management’s interests with long-term shareholder value creation. Detailed disclosure of remuneration criteria is preferred; proof that companies follow the criteria should be evident and retroactive performance target changes without proper disclosure is not viewed favorably. Remuneration practices should allow a company to attract and retain proven talent. Some examples of poor pay practices include: abnormally large bonus payouts without justifiable performance linkage or proper disclosure, egregious employment contracts, excessive severance and/or change in control provisions, repricing or replacing of underwater stock options/stock appreciation rights without prior shareholder approval, and excessive perquisites. A company should also have an appropriate balance of short-term vs. long-term metrics and the metrics should be aligned with business goals and objectives.

If the company maintains problematic or poor pay practices, generally vote:

•	AGAINST Management Say on Pay (MSOP) Proposals, Remuneration Reports; or

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•	AGAINST an equity-based incentive plan proposal if excessive non-performance-based equity awards are the major contributor to a pay-for-performance misalignment.

Remuneration Plans

When a disconnect between pay and performance exists, pay practices that may result in a vote AGAINST management proposals on an advisory vote on executive compensation may include:

•	Lack of transparent disclosure of compensation philosophy and goals and targets, including details on short-term and long-term performance incentives;

•	Long term incentive awards consisting of less than 50% performance-based awards;

•	Lack of the board’s response to failed MSOP vote the previous year;

•	Abnormally large bonus payouts without justifiable performance linkage or proper disclosure;

•	Egregious employment or retention contracts;

•	Excessive perquisites or excessive severance and/or change in control provisions; and

•	Extraordinary relocation benefits.

Non-Executive Director Compensation

Generally vote FOR proposals to award cash fees to non-executive directors unless the amounts are excessive relative to other companies in the country or industry.

Vote non-executive director compensation proposals that include both cash and share-based components on a CASE-BY-CASE basis.

Vote proposals that bundle compensation for both non-executive and executive directors into a single resolution on a CASE-BY-CASE basis.

Generally vote AGAINST proposals to introduce retirement benefits for non-executive directors.

Director, Officer, and Auditor Indemnification and Liability Provisions

Vote proposals seeking indemnification and liability protection for directors and officers on a CASE-BY-CASE basis.

Generally vote AGAINST proposals to indemnify auditors.

Other Remuneration Related Proposals

Vote on other remuneration related proposals on a CASE-BY-CASE basis.

4. Shareholder Rights and Defenses

Antitakeover Mechanisms

Generally vote AGAINST all antitakeover proposals, unless they are structured in such a way that they give shareholders the ultimate decision on any proposal or offer.

For the Netherlands, vote recommendations regarding management proposals to approve protective preference shares will be determined on a CASE-BY-CASE basis.

For French companies listed on a regulated market, generally vote AGAINST any general authorities impacting the share capital (i.e. authorities for share repurchase plans and any general share issuances with or without preemptive rights) if they can be used for antitakeover purposes without shareholders’ prior explicit approval.

5. Strategic Transactions, Capital Structures and other Business Considerations

Reorganizations/Restructurings

Vote reorganizations and restructurings on a CASE-BY-CASE basis.

Mergers and Acquisitions

Vote CASE-BY-CASE on mergers and acquisitions taking into account the following based on publicly available information:

•	Valuation;

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•	Market reaction;

•	Strategic rationale;

•	Management’s track record of successful integration of historical acquisitions;

•	Presence of conflicts of interest; and

•	Governance profile of the combined company.

Dual Class Structures

Generally vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure.

Generally vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional super voting shares.

Share Issuance Requests

General Issuances:

Generally vote FOR issuance requests with preemptive rights to a maximum of 100% over currently issued capital or any stricter limit set in local best practice recommendations or law.

Generally vote FOR issuance requests without preemptive rights to a maximum of 20% of currently issued capital or any stricter limit set in local best practice recommendations or law.

Specific Issuances:

Vote on a CASE-BY-CASE basis on all requests, with or without preemptive rights.

Increases in Authorized Capital

Generally vote FOR non-specific proposals to increase authorized capital up to 100% over the current authorization unless the increase would leave the company with less than 30% of its new authorization outstanding, or any stricter limit set in local best practice recommendations or law.

Generally vote FOR specific proposals to increase authorized capital to any amount, unless:

•	The specific purpose of the increase (such as a share-based acquisition or merger) does not meet guidelines for the purpose being proposed; or

•

The increase would leave the company with less than 30% of its new authorization outstanding after adjusting for all proposed issuances or any stricter limit set in local best practice recommendations or law.

Generally vote AGAINST proposals to adopt unlimited capital authorizations.

Reduction of Capital

Generally vote FOR proposals to reduce capital for routine accounting purposes unless the terms are unfavorable to shareholders.

Vote proposals to reduce capital in connection with corporate restructuring on a CASE-BY-CASE basis.

Preferred Stock

Generally vote FOR the creation of a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

Generally vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

Generally vote AGAINST the creation of a new class of preference shares that would carry superior voting rights to the common shares.

Generally vote AGAINST the creation of blank check preferred stock unless the board clearly states that the authorization will not be used to thwart a takeover bid.

Vote proposals to increase blank check preferred authorizations on a CASE-BY-CASE basis.

Debt Issuance Requests

Vote non-convertible debt issuance requests on a CASE-BY-CASE basis, with or without preemptive rights.

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Generally vote FOR the creation/issuance of convertible debt instruments as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

Generally vote FOR proposals to restructure existing debt arrangements unless the terms of the restructuring would adversely affect the rights of shareholders.

Increase in Borrowing Powers

Vote proposals to approve increases in a company’s borrowing powers on a CASE-BY-CASE basis.

Share Repurchase Plans

We will generally vote FOR share repurchase programs taking into account whether:

•	The share repurchase program can be used as a takeover defense;

•	There is clear evidence of historical abuse;

•	There is no safeguard in the share repurchase program against selective buybacks; and

•	Pricing provisions and safeguards in the share repurchase program are deemed to be unreasonable in light of market practice.

Reissuance of Repurchased Shares

Generally vote FOR requests to reissue any repurchased shares unless there is clear evidence of abuse of this authority in the past.

Capitalization of Reserves for Bonus Issues/Increase in Par Value

Generally vote FOR requests to capitalize reserves for bonus issues of shares or to increase par value.

Related-Party Transactions

Vote related-party transactions on a CASE-BY-CASE basis, considering factors including, but not limited to, the following:

•	The parties on either side of the transaction;

•	The nature of the asset to be transferred/service to be provided;

•	The pricing of the transaction (and any associated professional valuation);

•	The views of independent directors (where provided);

•	The views of an independent financial adviser (where appointed);

•	Whether any entities party to the transaction (including advisers) is conflicted; and

•	The stated rationale for the transaction, including discussions of timing

6. Other Management and Shareholder Proposals

Overall Approach

Management and shareholder proposals considered under this category could include, among others, requests that a company:

•	Publish a report or additional information related to the company’s business and impact on stakeholders;

•	Disclose policies related to specific business practices and/or services;

•	Conduct third party audits, reports or studies related to the company’s business practices, services and/or impact on stakeholders

When evaluating management and shareholder proposals, the following factors are generally considered:

•	Whether the subject of the proposal is considered to be material to the company’s business;

•	The company’s current level of publicly available disclosure, including if the company already discloses similar information through existing reports or policies;

•

If the company has implemented or formally committed to the implementation of a reporting program based on a recognized industry group standards or recommendations, such as the International Sustainability Standards Board’s Sustainability Accounting Standards, the Sustainability Accounting Standards Board’s (SASB) standards, the European

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Sustainability Reporting Standards, the Task Force on Climate-related Financial Disclosure’s (TCFD) recommendations, or a similar standard;

•	Whether the information requested concerns business issues that relate to a meaningful percentage of the company’s business;

•	The degree to which the company’s stated position on the issues raised in the proposal could affect its reputation or sales, or leave it vulnerable to a boycott or selective purchasing;

•	Whether the company has already responded in some appropriate manner to the request embodied in the proposal;

•	What other companies in the relevant industry have done in response to the issue addressed in the proposal;

•	Whether the proposal itself is well framed and the cost of preparing the report and/or the implementation is reasonable;

•	Whether the subject of the proposal is best left to the discretion of the board;

•	Whether the proposal is legally binding for the board;

•	Whether the company has material fines or violations in the area and if so, if appropriate actions have already been taken to remedy going forward; and

•	Whether providing this information would reveal proprietary or confidential information that would place the company at a competitive disadvantage.

Region: Asia Pacific (APAC) Proxy Items

The following section is a broad summary of the Guidelines, which form the basis of the Policy with respect to APAC public equity investments of operating and/or holding companies. Applying these guidelines is subject to certain regional and country-specific exceptions and modifications and is not inclusive of all considerations in each market. For Japan-specific policies, see the Japan Proxy Items section.

1. Business Items

Financial Results/Director and Auditor Reports

Generally vote FOR approval of financial statements and director and auditor reports, unless:

•	There are serious concerns about the accounts presented, audit procedures used or audit opinion rendered; or

•	The company is not responsive to shareholder questions about specific items that should be publicly disclosed.

Appointment of Auditors and Auditor Fees

Generally vote FOR the re-election of auditors and proposals authorizing the board to fix auditor fees unless:

•	There are serious concerns about the accounts presented, audit procedures used or audit opinion rendered;

•	There is reason to believe that the auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position;

•	Name of the proposed auditor has not been published;

•	The auditors are being changed without explanation;

•	Non-audit-related fees are substantial, or are in excess of standard annual audit-related fees, or in excess of permitted local limits and guidelines; or

•	The appointment of external auditors if they have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Allocation of Income

Generally vote FOR approval of the allocation of income, unless:

•	The dividend payout ratio has been consistently low without adequate explanation; or

•	The payout is excessive given the company’s financial position.

Stock (Scrip) Dividend Alternative

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Generally vote FOR most stock (scrip) dividend proposals.

Generally vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Amendments to Articles of Association and Company Bylaws

Vote amendments to the articles of association and Company Bylaws on a CASE-BY-CASE basis.

Change in Company Fiscal Term

Generally vote FOR resolutions to change a company’s fiscal term unless a company’s motivation for the change is to postpone its annual general meeting.

Lower Disclosure Threshold for Stock Ownership

Generally vote AGAINST resolutions to lower the stock ownership disclosure threshold below 5% unless specific reasons exist to implement a lower threshold.

Amend Quorum Requirements

Vote proposals to amend quorum requirements for shareholder meetings on a CASE-BY-CASE basis.

Virtual Meetings

Generally vote FOR proposals allowing for the convening of hybrid* shareholder meetings if it is clear that it is not the intention to hold virtual-only AGMs. Generally vote AGAINST proposals allowing for the convening of virtual- only* shareholder meetings.

*

The phrase “virtual-only shareholder meeting” refers to a meeting of shareholders that is held exclusively through the use of online technology without a corresponding in-person meeting. The term “hybrid shareholder meeting” refers to an in-person, or physical, meeting in which shareholders are permitted to participate online.

Transact Other Business

Generally vote AGAINST other business when it appears as a voting item.

Administrative Requests

Generally vote FOR non-contentious administrative management requests.

2. Board of Directors

The board of directors should promote the interests of shareholders by acting in an oversight and/or advisory role; should consist of a majority of independent directors and/or meet local best practice expectations; should be composed of directors with diverse backgrounds and perspectives; and should be held accountable for actions and results related to their responsibilities. The board of directors should seek to comply with commonly accepted corporate governance best practices as well as the corporate governance standards that are applicable in their country and state of incorporation. The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

Voting on Director Nominees in Uncontested Elections

Vote on director nominees should be determined on a CASE-BY-CASE basis taking into consideration the following:

•	Adequate disclosure has not been provided in a timely manner; or

•	There are clear concerns over questionable finances or restatements; or

•	There have been questionable transactions or conflicts of interest; or

•	There are any records of abuses against minority shareholder interests; or

•	The board fails to meet minimum corporate governance standards; or

•	There are reservations about:

•	Director terms

•	Bundling of proposals to elect directors

•	Disclosure of named nominees

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•	Overboarded directors

•	Director independence

•	Specific concerns about the individual or company, such as criminal wrongdoing or breach of fiduciary responsibilities; or

•

There are other considerations which may include sanction from government or authority, violations of laws and regulations, or other issues relate to improper business practice, failure to replace management, or egregious actions related to service on other boards.

Director Independence

Classification of Directors

Executive Director

•	Employee or executive of the company; and

•	Any director who is classified as a non-executive, but receives salary, fees, bonus, and/or other benefits that are in line with the highest-paid executives of the company.

Non-Independent Non-Executive Director (NED)

•	Any director who is attested by the board to be a non-independent NED;

•	Any director specifically designated as a representative of a significant shareholder of the company;

•	Any director who is also an employee or executive of a significant shareholder of the company;

•

Beneficial owner (direct or indirect) of at least 10% of the company’s stock, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., family members who beneficially own less than 10% individually, but collectively own more than 10%), unless market best practice dictates a lower ownership and/or disclosure threshold (and in other special market-specific circumstances);

•	Government representative;

•

Currently provides (or a relative provides) professional services to the company, to an affiliate of the company, or to an individual officer of the company or of one of its affiliates in excess of $10,000 per year;

•	Represents customer, supplier, creditor, banker, or other entity with which company maintains transactional/commercial relationship (unless company discloses information to apply a materiality test);

•	Any director who has conflicting or cross-directorships with executive directors or the chairman of the company;

•	Relative of a current employee of the company or its affiliates;

•	Relative of a former executive of the company or its affiliates;

•	A new appointee elected other than by a formal process through the General Meeting (such as a contractual appointment by a substantial shareholder);

•	Founder/co-founder/member of founding family but not currently an employee;

•	Former executive (a cooling off period may be applied);

•

In markets where local regulations or standards require a maximum tenure, directors with excess tenure will be considered non-independent, except in certain cases where the company discloses a clear justification; and

•	Any additional relationship or principle considered to compromise independence under local corporate governance best practice guidance.

Independent NED

•	No material connection, either directly or indirectly, to the company other than a board seat.

Employee Representative

•	Represents employees or employee shareholders of the company (classified as “employee representative” but considered a non-independent NED).

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Director Accountability

Generally vote AGAINST individual directors who attend less than 75% of the board and committee meetings without a disclosed valid excuse.

Generally, vote FOR the bundled election of management nominees, unless adequate disclosures of the nominees have not been provided in a timely manner or if one or more of the nominees does not meet the expectation of our policy.

Other items considered for an AGAINST vote include specific concerns about the individual or the company, such as criminal wrongdoing or breach of fiduciary responsibilities, sanctions from government or authority, violations of laws and regulations, the presence of inappropriate related party transactions, or other issues related to improper business practices

Discharge of Directors

Generally vote FOR the discharge of directors, including members of the management board and/or supervisory board, unless there is reliable information about significant and compelling controversies that the board is not fulfilling its fiduciary duties warranted by:

•

A lack of oversight or actions by board members which invoke shareholder distrust related to malfeasance or poor supervision, such as operating in private or company interest rather than in shareholder interest; or

•

Any legal issues (e.g., civil/criminal) aiming to hold the board responsible for breach of trust in the past or related to currently alleged actions yet to be confirmed (and not only the fiscal year in question), such as price fixing, insider trading, bribery, fraud, and other illegal actions; or

•	Other egregious governance issues where shareholders may bring legal action against the company or its directors; or

•	Vote on a CASE-BY-CASE basis where a vote against other agenda items are deemed inappropriate.

Committee Responsibilities and Expectations

The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

We generally support incumbent directors, taking into consideration the below factors.

•

Material failures of governance, stewardship, or fiduciary responsibilities at the company, including but not limited to violations of global norms principles and/or other significant global standards;

•	Failure to disclose material information;

•

Egregious actions related to the director(s)’ service on other boards that raise substantial doubt about his or her ability to effectively oversee management and serve the best interests of shareholders at any company;

•

The board failed to act on a shareholder proposal that received approval of the majority of shares cast the previous year (a management proposal with other than a FOR recommendation by management will not be considered as sufficient action taken); an adopted proposal that is substantially similar to the original shareholder proposal will be deemed sufficient; (vote against members of the committee of the board that is responsible for the issue under consideration). If we did not support the shareholder proposal, we may still vote against the committee member(s).

•	The board failed to act on takeover offers where the majority of the shareholders tendered their shares; or

•	If in an extreme situation the board lacks accountability and oversight, coupled with sustained poor performance relative to peers.

Audit Committee

Vote CASE-BY-CASE on members of the Audit Committee if poor accounting practices, which rise to a level of serious concern are identified, such as, but not limited to, fraud, misapplication of GAAP, excessive non-audit fees, excessive pledging or hedging of stock by executives, and material weaknesses identified in audit-related disclosures.

Examine the severity, breadth, chronological sequence and duration, as well as the company’s efforts at remediation or corrective actions, in determining whether negative vote recommendations are warranted against the members of the Audit Committee who are responsible for the poor accounting practices, or the entire board.

Generally vote AGAINST Audit Committee members who are classified as promoters or beneficial owners in the company (India).

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Remuneration Committee (Australia)

Vote CASE-BY-CASE on members of the Remuneration Committee, factors considered may include whether:

•

We voted against the company’s Remuneration Report in the previous year, the company’s previous Remuneration Report received significant opposition of votes cast and we are voting against this year’s Remuneration Report; or

•	The remuneration structure is widely inconsistent with local market best practices or regulations.

Nominating Committee

Vote CASE-BY-CASE on members of the Nominating/Governance Committee considering if:

•

A company does not meet the board diversity requirements of local listing rules, corporate governance codes, national targets, or the board diversity is significantly below that of the average in its market; provided that company performance, or other factors, will generally be taken into consideration; or

•	The level of board independence does not meet the requirements of local regulations, listing rules, corporate governance codes, or local market best practices.

Voting on Director Nominees in Contested Elections

Vote on a CASE-BY-CASE basis in contested elections of directors, e.g., the election of shareholder nominees or the dismissal of incumbent directors, determining which directors are best suited to add value for shareholders.

The analysis will generally be based on, but not limited to, the following major decision factors:

•	Company performance relative to its peers;

•	Strategy of the incumbents versus the dissidents;

•	Independence of board candidates;

•	Experience and skills of board candidates;

•	Governance profile of the company;

•	Evidence of management entrenchment;

•	Responsiveness to shareholders;

•	Whether a takeover offer has been rebuffed; and

•	Whether minority or majority representation is being sought.

Other Board Related Proposals (Management and Shareholder)

Generally vote AGAINST management and shareholder proposals introducing classified boards.

Generally vote AGAINST shareholder proposals regarding mandatory retirement ages for directors.

Generally vote AGAINST management and shareholder proposals to alter board structure or size in the context of a fight for control of the company or the board.

Independent Board Chair (applicable markets)

We will generally vote AGAINST shareholder proposals requiring that the chairman’s position be filled by an independent director, if the company satisfies 3 of the 4 following criteria:

•	Two-thirds independent board, or majority in countries where employee representation is common practice;

•	A designated, or a rotating, lead director, elected by and from the independent board members with clearly delineated and comprehensive duties;

•	Fully independent key committees; and/or

•	Established, publicly disclosed, governance guidelines and director biographies/profiles.

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3. Remuneration

Pay Practices

Good pay practices should align management’s interests with long-term shareholder value creation. Detailed disclosure of remuneration criteria is preferred; proof that companies follow the criteria should be evident and retroactive performance target changes without proper disclosure is not viewed favorably. Remuneration practices should allow a company to attract and retain proven talent. Some examples of poor pay practices include: abnormally large bonus payouts without justifiable performance linkage or proper disclosure, egregious employment contracts, excessive severance and/or change in control provisions, repricing or replacing of underwater stock options/stock appreciation rights without prior shareholder approval, and excessive perquisites. A company should also have an appropriate balance of short-term vs. long-term metrics and the metrics should be aligned with business goals and objectives.

If the company maintains problematic or poor pay practices, generally vote:

•	AGAINST Remuneration Reports; or

•	AGAINST an equity-based incentive plan proposal if excessive non-performance-based equity awards are the major contributor to a pay-for-performance misalignment.

Remuneration Reports (Australia)

Vote CASE-BY-CASE on management proposals for a vote on remuneration reports, considering the following factors in the context of each company’s specific circumstances and the board’s disclosed rationale for its practices.

When a disconnect between pay and performance exists, pay practices that may result in a vote AGAINST management proposals the company’s remuneration report may include:

•	Lack of transparent disclosure of compensation philosophy and goals and targets, including details on short-term and long-term performance incentives;

•	Long term incentive awards consisting of less than 50% performance-based awards;

•	Lack of the board’s response to failed MSOP vote the previous year;

•	Abnormally large bonus payouts without justifiable performance linkage or proper disclosure;

•	Egregious employment or retention contracts;

•	Excessive perquisites or excessive severance and/or change in control provisions; and

•	Extraordinary relocation benefits.

Equity-based / Stock Option Compensation Plans

Vote CASE-BY-CASE on equity compensation plans, considering factors such as:

•	Level of potential dilution (generally within 5% for mature companies and 10% for growth companies, or within local market best practices);

•	Length of vesting period;

•	Appropriate performance hurdles;

•	Adequate disclosure of the remuneration plan;

•	Governance and administration of the remuneration plan; and

•	Any other concerns which may negatively impact shareholder value or alignment of incentives.

Non-Executive Director Compensation

Generally vote FOR proposals to award cash fees to non-executive directors unless the amounts are excessive relative to other companies in the country or industry.

Vote non-executive director compensation proposals that include both cash and share-based components on a CASE-BY-CASE basis.

Vote proposals that bundle compensation for both non-executive and executive directors into a single resolution on a CASE-BY-CASE basis.

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Generally vote AGAINST proposals to introduce retirement benefits for non-executive directors.

Director, Officer, and Auditor Indemnification and Liability Provisions

Vote proposals seeking indemnification and liability protection for directors and officers on a CASE-BY-CASE basis.

Generally vote AGAINST proposals to indemnify auditors.

Other Remuneration Related Proposals

Vote on other remuneration related proposals on a CASE-BY-CASE basis.

4. Shareholder Rights and Defenses

Antitakeover Mechanisms

Generally vote AGAINST all antitakeover proposals, unless they are structured in such a way that they give shareholders the ultimate decision on any proposal or offer.

5. Strategic Transactions, Capital Structures and other Business Considerations

Reorganizations/Restructurings

Vote reorganizations and restructurings on a CASE-BY-CASE basis.

Mergers and Acquisitions

Vote CASE-BY-CASE on mergers and acquisitions taking into account the following based on publicly available information:

•	Valuation;

•	Market reaction;

•	Strategic rationale;

•	Management’s track record of successful integration of historical acquisitions;

•	Presence of conflicts of interest; and

•	Governance profile of the combined company.

Dual Class Structures

Generally vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure.

Generally vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional super voting shares.

Share Issuance Requests

General Issuances: Generally vote FOR issuance requests with preemptive rights to a maximum of 100% over currently issued capital or any stricter limit set in local best practice recommendations or law (50% in Singapore).

Generally vote FOR issuance requests without preemptive rights to a maximum of 20% of currently issued capital or any stricter limit set in local best practice recommendations or law (15% in Australia, 10% in Hong Kong and Singapore Mainboard).

Generally vote FOR issuance requests without preemptive rights to a maximum of 25% of currently issued capital (India).

Specific Issuances: Vote on a CASE-BY-CASE basis on all requests, with or without preemptive rights.

Increases in Authorized Capital

Generally vote FOR non-specific proposals to increase authorized capital up to 100% over the current authorization unless the increase would leave the company with less than 30% of its new authorization outstanding, or any stricter limit set in local best practice recommendations or law.

Generally vote FOR specific proposals to increase authorized capital to any amount, unless:

•	The specific purpose of the increase (such as a share-based acquisition or merger) does not meet guidelines for the purpose being proposed; or

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•

The increase would leave the company with less than 30% of its new authorization outstanding after adjusting for all proposed issuances, or any stricter limit set in local best practice recommendations or law

Generally vote AGAINST proposals to adopt unlimited capital authorizations.

Reduction of Capital

Generally vote FOR proposals to reduce capital for routine accounting purposes unless the terms are unfavorable to shareholders.

Vote proposals to reduce capital in connection with corporate restructuring on a CASE-BY-CASE basis.

Preferred Stock

•

Generally vote FOR the creation of a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

•

Generally vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

•	Generally vote AGAINST the creation of a new class of preference shares that would carry superior voting rights to the common shares.

•	Generally vote AGAINST the creation of blank check preferred stock unless the board clearly states that the authorization will not be used to thwart a takeover bid.

Debt Issuance Requests

•	Vote non-convertible debt issuance requests on a CASE-BY-CASE basis, with or without preemptive rights.

•

Generally vote FOR the creation/issuance of convertible debt instruments as long as the maximum number of common shares that could be issued upon conversion meets guidelines on equity issuance requests.

•	Generally vote FOR proposals to restructure existing debt arrangements unless the terms of the restructuring would adversely affect the rights of shareholders.

Increase in Borrowing Powers

•	Vote proposals to approve increases in a company’s borrowing powers on a CASE-BY-CASE basis.

Share Repurchase Plans

We will generally vote FOR share repurchase programs taking into account whether:

•	The share repurchase program can be used as a takeover defense;

•	There is clear evidence of historical abuse;

•	There is no safeguard in the share repurchase program against selective buybacks; and

•	Pricing provisions and safeguards in the share repurchase program are deemed to be unreasonable in light of market practice.

Reissuance of Repurchased Shares

Generally vote FOR requests to reissue any repurchased shares unless there is clear evidence of abuse of this authority in the past.

Capitalization of Reserves for Bonus Issues/Increase in Par Value

Generally vote FOR requests to capitalize reserves for bonus issues of shares or to increase par value.

Related-Party Transactions

Vote related-party transactions on a CASE-BY-CASE basis, considering factors including, but not limited to, the following:

•	The parties on either side of the transaction;

•	The nature of the asset to be transferred/service to be provided;

•	The pricing of the transaction (and any associated professional valuation);

•	The views of independent directors (where provided);

•	The views of an independent financial adviser (where appointed);

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•	Whether any entities party to the transaction (including advisers) is conflicted; and

•	The stated rationale for the transaction, including discussions of timing

6.	Other Management and Shareholder Proposals

Overall Approach

Management and shareholder proposals considered under this category could include, among others, requests that a company:

•	Publish a report or additional information related to the company’s business and impact on stakeholders;

•	Disclose policies related to specific business practices and/or services;

•	Conduct third party audits, reports or studies related to the company’s business practices, services and/or impact on stakeholders

When evaluating management and shareholder proposals, the following factors are generally considered:

•	Whether the subject of the proposal is considered to be material to the company’s business;

•	The company’s current level of publicly available disclosure, including if the company already discloses similar information through existing reports or policies;

•

If the company has implemented or formally committed to the implementation of a reporting program based on a recognized industry group standards or recommendations, such as the International Sustainability Standards Board’s Sustainability Accounting Standards, the Sustainability Accounting Standards Board’s (SASB) standards, the European Sustainability Reporting Standards, the Task Force on Climate-related Financial Disclosure’s (TCFD) recommendations, or a similar standard;

•	Whether the information requested concerns business issues that relate to a meaningful percentage of the company’s business;

•	The degree to which the company’s stated position on the issues raised in the proposal could affect its reputation or sales, or leave it vulnerable to a boycott or selective purchasing;

•	Whether the company has already responded in some appropriate manner to the request embodied in the proposal;

•	What other companies in the relevant industry have done in response to the issue addressed in the proposal;

•	Whether the proposal itself is well framed and the cost of preparing the report and/or the implementation is reasonable;

•	Whether the subject of the proposal is best left to the discretion of the board;

•	Whether the proposal is legally binding for the board;

•	Whether the company has material fines or violations in the area and if so, if appropriate actions have already been taken to remedy going forward; and

•	Whether providing this information would reveal proprietary or confidential information that would place the company at a competitive disadvantage.

Region: Japan Proxy Items

The following section is a broad summary of the Guidelines, which form the basis of the Policy with respect to Japanese public equity investments of operating and/or holding companies. Applying these guidelines is not inclusive of all considerations in the Japanese market.

1.	Operational Items

Financial Results/Director and Auditor Reports

Generally vote FOR approval of financial statements and director and auditor reports, unless:

•	There are concerns about the accounts presented or audit procedures used; or

•	The company is not responsive to shareholder questions about specific items that should be publicly disclosed.

Appointment of Auditors and Auditor Fees

Generally vote FOR the re-election of auditors and proposals authorizing the board to fix auditor fees, unless:

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•	There are serious concerns about the accounts presented, audit procedures used or audit opinion rendered;

•	There is reason to believe that the auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position;

•	Name of the proposed auditor has not been published;

•	The auditors are being changed without explanation;

•	Non-audit-related fees are substantial or are in excess of standard annual audit-related fees; or

•	The appointment of external auditors if they have previously served the company in an executive capacity or can otherwise be considered affiliated with the company.

Allocation of Income

Generally vote FOR approval of the allocation of income, unless:

•	The dividend payout ratio has been consistently low without adequate explanation; or

•	The payout is excessive given the company’s financial position;

Amendments to Articles of Association

Vote amendments to the articles of association on a CASE-BY-CASE basis.

Change in Company Fiscal Term

Generally vote FOR resolutions to change a company’s fiscal term unless a company’s motivation for the change is to postpone its annual general meeting.

Amend Quorum Requirements

Vote proposals to amend quorum requirements for shareholder meetings on a CASE-BY-CASE basis.

Virtual Meetings

Generally vote AGAINST management proposals allowing for the convening of virtual-only* shareholder meetings.

* The phrase “virtual-only shareholder meeting” refers to a meeting of shareholders that is held exclusively through the use of online technology without a corresponding in-person meeting. The term “hybrid shareholder meeting” refers to an in-person, or physical, meeting in which shareholders are permitted to participate online.

2.	Board of Directors and Statutory Auditors

The board of directors should promote the interests of shareholders by acting in an oversight and/or advisory role; should consist of a majority of independent directors and/or meet local best practice expectations; should be composed of directors with diverse backgrounds and perspectives; and should be held accountable for actions and results related to their responsibilities. The board of directors should seek to comply with commonly accepted corporate governance best practices as well as the corporate governance standards that are applicable in this market. The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

Voting on Director Nominees in Uncontested Elections

Vote on director nominees should be determined on a CASE-BY-CASE basis taking into consideration the following:.

•	The company’s committee structure: statutory auditor board structure, U.S.-type three committee structure, or audit committee structure; or

•	Adequate disclosure has not been provided in a timely manner; or

•	There are clear concerns over questionable finances or restatements; or

•	There have been questionable transactions or conflicts of interest; or

•	There are any records of abuses against minority shareholder interests; or

•	The board fails to meet minimum corporate governance standards; or

•	There are reservations about:

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•	Director terms

•	Bundling of proposals to elect directors

•	Disclosure of named nominees

•	Overboarded directors

•	Director independence

•	Specific concerns about the individual or company, such as criminal wrongdoing or breach of fiduciary responsibilities; or

•

There are other considerations which may include sanctions from government or authority, violations of laws and regulations, or other issues related to improper business practice, failure to replace management, or egregious actions related to service on other boards.

Generally vote AGAINST top executives when the company has an excessive amount of strategic shareholdings.

Generally vote AGAINST top executives when the company has posted average return on equity (ROE) of less than five percent over the last five fiscal years.

Director Independence

Classification of Directors

Inside Director

•	Employee or executive of the company; and

•	Any director who is not classified as an outside director of the company.

Non-Independent Non-Executive Director (affiliated outsider)

•	Any director specifically designated as a representative of a significant shareholder of the company;

•	Any director who is/was also an employee or executive of a significant shareholder of the company;

•

Beneficial owner (direct or indirect) of at least 10% of the company’s stock, or one of the top 10 shareholders, either in economic terms or in voting rights (this may be aggregated if voting power is distributed among more than one member of a defined group, e.g., family members who beneficially own less than 10% individually, but collectively own more than 10%)

•	Individuals who are employees or were previously employed at main lenders/banks of the company;

•	Relative of a current employee of the company or its affiliates;

•	Any director who works or has worked at a company whose shares are held by the company in question as strategic shareholdings (i.e. “cross-shareholdings”)

•	Any director who has served at a company as an outside director for 12 years or more;

•	Any additional relationship or principle considered to compromise independence

Independent Non-Executive Directors (independent outsider)

•	No material connection, either directly or indirectly, to the company other than a board seat.

At companies adopting a board with a statutory auditor committee structure or an audit committee structure, generally vote AGAINST top executives when the board consists of fewer than two independent outside directors or less than 1/3 of the board consists of independent outside directors. Additionally, if the company is a member of the TOPIX 100 index, generally vote AGAINST top executives when less than 1/2 of the board consists of outside directors.

At companies adopting an audit committee structure, generally vote AGAINST affiliated outside directors who are audit committee members.

At companies adopting a U.S.-type three committee structure, generally vote AGAINST members of the Nominating Committee when less than a majority of the board consists of independent outside directors.

At controlled companies adopting board with a statutory auditor structure or an audit committee structure, generally vote AGAINST top executives if the board does not consist of majority independent outside directors.

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Director Accountability

Generally vote AGAINST individual outside directors who attend less than 75% of the board and/or committee meetings without a disclosed valid excuse.

Other items considered for an AGAINST vote include specific concerns about the individual or the company, such as criminal wrongdoing or breach of fiduciary responsibilities, sanctions from government or authority, violations of laws and regulations, the presence of inappropriate related party transactions, or other issues related to improper business practices

Committee Responsibilities and Expectations

The board of directors should establish committees to oversee areas such as, but not limited to, audit, executive and non-executive compensation, and director nominations and appointments. The responsibilities of the committees should be publicly disclosed.

We generally support incumbent directors, taking into consideration the below factors.

•

Material failures of governance, stewardship, or fiduciary responsibilities at the company, including but not limited to violations of global norms principles and/or other significant global standards;

•	Failure to disclose material information;

•

Egregious actions related to the director(s)’ service on other boards that raise substantial doubt about his or her ability to effectively oversee management and serve the best interests of shareholders at any company;

•

The board adopts or renews a poison pill without shareholder approval, does not commit to putting it to shareholder vote within 12 months of adoption (or in the case of a newly public company, does not commit to put the pill to a shareholder vote within 12 months following the IPO), or reneges on a commitment to put the pill to a vote, and has not yet received a withhold/against recommendation for this issue;

•	The board failed to act on takeover offers where the majority of the shareholders tendered their shares; or

•	If in an extreme situation the board lacks accountability and oversight, coupled with sustained poor performance relative to peers.

Generally vote AGAINST members of the Nominating Committee or top executives if the board diversity is significantly below that of the average in its market; provided that company performance, or other factors, will generally be taken into consideration.

Voting on Director Nominees in Contested Elections

Vote on a CASE-BY-CASE basis in contested elections of directors, e.g., the election of shareholder nominees or the dismissal of incumbent directors, determining which directors are best suited to add value for shareholders.

The analysis will generally be based on, but not limited to, the following major decision factors:

•	Company performance relative to its peers;

•	Strategy of the incumbents versus the dissidents;

•	Independence of board candidates;

•	Experience and skills of board candidates;

•	Governance profile of the company;

•	Evidence of management entrenchment;

•	Responsiveness to shareholders;

•	Whether a takeover offer has been rebuffed;

•	Whether minority or majority representation is being sought.

Other Board Related Proposals (Management and Shareholder)

Generally vote AGAINST management and shareholder proposals introducing classified boards.

Generally vote AGAINST shareholder proposals regarding mandatory retirement ages for directors.

Generally vote AGAINST management and shareholder proposals to alter board structure or size in the context of a fight for control of the company or the board.

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Independent Board Chair (applicable markets)

We will generally vote AGAINST shareholder proposals requiring that the chairman’s position be filled by an independent director, if the company satisfies 3 of the 4 following criteria:

•	Two-thirds independent board;

•	A designated, or a rotating, lead director, elected by and from the independent board members with clearly delineated and comprehensive duties;

•	Fully independent key committees; and/or

•	Established, publicly disclosed, governance guidelines and director biographies/profiles.

Statutory Auditor Elections

Generally vote AGAINST affiliated outside statutory auditors.

For definition of affiliated outsiders, see “Classification of Directors”

Generally vote FOR management nominees taking into consideration the following:

•	Adequate disclosure has not been provided in a timely manner;

•	There are clear concerns over questionable finances or restatements;

•	There have been questionable transactions or conflicts of interest;

•	There are any records of abuses against minority shareholder interests;

•	The board fails to meet minimum corporate governance standards;

•	Specific concerns about the individual or company, such as criminal wrongdoing or breach of fiduciary responsibilities;

•	Outside statutory auditor’s attendance at less than 75% of the board and statutory auditor meetings without a disclosed valid excuse; or

•

Unless there are other considerations which may include sanctions from government or authority, violations of laws and regulations, or other issues related to improper business practice, failure to replace management, or egregious actions related to service on other boards.

3.	Compensation

Director Compensation

Generally vote FOR proposals to award cash fees to non-executive directors unless the amounts are excessive relative to other companies in the country or industry.

Vote non-executive director compensation proposals that include both cash and share-based components on a CASE-BY-CASE basis.

Vote proposals that bundle compensation for both non-executive and executive directors into a single resolution on a CASE-BY-CASE basis.

Generally vote AGAINST proposals to introduce retirement bonuses for outside directors and/or outside statutory auditors, unless the amounts are disclosed and are not excessive relative to other companies in the country or industry.

Director, Officer, and Auditor Indemnification and Liability Provisions

Vote proposals seeking indemnification and liability protection for directors and statutory auditors on a CASE-BY- CASE basis.

Generally vote AGAINST proposals to indemnify auditors.

4.	Shareholder Rights and Defenses

Antitakeover Mechanisms

Generally vote AGAINST all antitakeover proposals, unless certain conditions are met to ensure the proposal is intended to enhance shareholder value, including consideration of the company’s governance structure, the anti- takeover defense duration, the trigger mechanism and governance, and the intended purpose of the antitakeover defense.

33-B

5.	Strategic Transactions and Capital Structures

Reorganizations/Restructurings

Vote reorganizations and restructurings on a CASE-BY-CASE basis.

Mergers and Acquisitions

Vote CASE-BY-CASE on mergers and acquisitions, and third-party share issuance requests, taking into account the following based on publicly available information:

•	Valuation;

•	Market reaction;

•	Strategic rationale;

•	Management’s track record of successful integration of historical acquisitions;

•	Presence of conflicts of interest; and

•	Governance profile of the combined company.

Dual Class Structures

Generally vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure.

Generally vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional super voting shares.

Increases in Authorized Capital

Generally vote FOR non-specific proposals to increase authorized capital up to 100% over the current authorization unless the increase would leave the company with less than 30% of its new authorization outstanding. The increase should also not be intended as a takeover defense.

Generally vote FOR specific proposals to increase authorized capital to any amount, unless:

•	The specific purpose of the increase (such as a share-based acquisition or merger) does not meet guidelines for the purpose being proposed.

Generally vote AGAINST proposals to adopt unlimited capital authorizations.

Reduction of Capital

Generally vote FOR proposals to reduce capital for routine accounting purposes unless the terms are unfavorable to shareholders.

Vote proposals to reduce capital in connection with corporate restructuring on a CASE-BY-CASE basis.

Preferred Stock

Vote CASE-BY-CASE on any requests to issue or modify preferred shares or other share classes

Share Repurchase Plans

We will generally vote FOR share repurchase programs taking into account whether:

•	The share repurchase program can be used as a takeover defense;

•	There is clear evidence of historical abuse;

•	There is no safeguard in the share repurchase program against selective buybacks;

•	Pricing provisions and safeguards in the share repurchase program are deemed to be unreasonable in light of market practice.

6.	Other Management and Shareholder Proposals

Overall Approach

Management and shareholder proposals considered under this category could include, among others, requests that a company:

•	Publish a report or additional information related to the company’s business and impact on stakeholders;

34-B

•	Disclose policies related to specific business practices and/or services;

•	Conduct third party audits, reports or studies related to the company’s business practices, services and/or impact on stakeholders

When evaluating management and shareholder proposals, the following factors are generally considered:

•	Whether the subject of the proposal is considered to be material to the company’s business;

•	The company’s current level of publicly available disclosure, including if the company already discloses similar information through existing reports or policies;

•

Ift the company has implemented or formally committed to the implementation of a reporting program based on a recognized industry group standards or recommendations, such as the International Sustainability Standards Board’s Sustainability Accounting Standards, the Sustainability Accounting Standards Board’s (SASB) standards, the European Sustainability Reporting Standards, the Task Force on Climate-related Financial Disclosure’s (TCFD) recommendations, or a similar standard;

•	Whether the information requested concerns business issues that relate to a meaningful percentage of the company’s business;

•	The degree to which the company’s stated position on the issues raised in the proposal could affect its reputation or sales, or leave it vulnerable to a boycott or selective purchasing;

•	Whether the company has already responded in some appropriate manner to the request embodied in the proposal;

•	What other companies in the relevant industry have done in response to the issue addressed in the proposal;

•	Whether the proposal itself is well framed and the cost of preparing the report and/or the implementation is reasonable;

•	Whether the subject of the proposal is best left to the discretion of the board;

•	Whether the proposal is legally binding for the board;

•	Whether the company has material fines or violations in the area and if so, if appropriate actions have already been taken to remedy going forward; and

•	Whether providing this information would reveal proprietary or confidential information that would place the company at a competitive disadvantage.

35-B

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Part A:	The financial highlights of the Registrant for the fiscal year ended September 30, 2025 is included in Part A of this registration statement in the section entitled “Financial Highlights.”
Part B:	The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended September 30, 2025 filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

Exhibits

(a)(1)	Certificate of Trust dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(a)(2)	Amended and Restated Declaration of Trust dated June 9, 2021 (incorporated by reference from Post-Effective Amendment No. 7 to the Registrant’s registration statement, SEC File No. 333-235443, filed June 29, 2021).

(b)	By-laws dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(c)	Not applicable.

(d)	Amended and Restated Plan in Accordance with Rule 18f-3 dated as of June 9, 2021 (incorporated by reference from Post-Effective Amendment No. 7 to the Registrant’s registration statement, SEC File No. 333-235443, filed June 29, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Form of Investment Management Agreement between the Registrant and Goldman Sachs Asset Management, L.P. (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(h)(1)	Form of Principal Underwriting Agreement (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(h)(2)	Distribution and Service Plan (incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed January 27, 2021).

(h)(3)	Form of Dealer Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(i)	Not applicable.

(j)(1)	Custody Agreement dated April 5, 2011 between Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust and The Bank of New York Mellon (incorporated by reference from Post-Effective Amendment No. 279 to Goldman Sachs Trust’s registration statement, SEC File No. 33-17619, filed April 28, 2011).

(j)(2)	Custody Services Addendum to Custody Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(k)(1)	Form of Transfer Agency and Service Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(k)(2)	Fund Administration and Accounting Agreement dated April 5, 2011 between Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust and The Bank of New York Mellon (incorporated by reference from Post-Effective Amendment No. 279 to the Goldman Sachs Trust’s registration statement, SEC File No. 33-17619, filed April 28, 2011).

(k)(3)	Addendum to Fund Administration and Accounting Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(l)	Opinion and Consent of Counsel (filed herewith).

(m)	Not applicable.

(n)	Consent of Registrant’s independent registered public accounting firm (filed herewith).

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(r)(2)	Code of Ethics of Goldman Sachs Asset Management, L.P. and Goldman Sachs & Co. LLC (incorporated by reference from Post-Effective Amendment No. 227 to the Goldman Sachs ETF Trust’s registration statement, SEC File No. 333-200933, filed December 23, 2019).

(s)	Powers of Attorney for James A. McNamara, Joseph F. DiMaria, Gregory G. Weaver, Cheryl K. Beebe, Dwight L. Bush, Kathryn A. Cassidy, John G. Chou, Joaquin Delgado, Eileen H. Dowling, Lawrence Hughes, John F. Killian, Steven D. Krichmar, Michael Latham, and Lawrence W. Stranghoener (filed herewith).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Fund wholly owns and controls DIF Investments LLC, DIF Investments II LLC and DIF Investments III LLC (the “DIF Subsidiaries”), limited liability companies organized under the laws of State of Delaware. The DIF Subsidiaries’ financial statements will be included on a consolidated basis in the Fund’s annual and semi-annual reports to shareholders.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of December 31, 2025 of each class of securities of the Fund.

Title of Class	Number of Record Holders
Class A Shares of Beneficial Interest	1,621
Class C Shares of Beneficial Interest	378
Class I Shares of Beneficial Interest	1,543
Class L Shares of Beneficial Interest	103
Class W Shares of Beneficial Interest	383
Class P Shares of Beneficial Interest	1,129

Item 30. Indemnification

Section 7.5 of Article VII of the Declaration of Trust of Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (a)(2).

The Investment Management Agreement provides that the Investment Adviser will not be liable for or any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser or from reckless disregard by the Investment Adviser of its obligations or duties under the Investment Management Agreement. The Investment Management Agreement is incorporated by reference as Exhibit (g) to the Registrant’s Registration Statement.

Section 9 of the Principal Underwriting Agreement between the Registrant and Goldman Sachs & Co. LLC provides that the Registrant will indemnify Goldman Sachs & Co. LLC against certain liabilities. The Principal Underwriting Agreement is incorporated by reference as Exhibit (h)(1) to the Registrant’s Registration Statement.

Fund and trustees and officers liability policies purchased jointly by the Registrant, Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust, Goldman Sachs Trust II, Goldman Sachs ETF Trust and Goldman Sachs ETF Trust II insure such persons and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

GSAM is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc. and serves as the investment adviser to the Registrant. GSAM is engaged in the investment advisory business. GSAM is part of The Goldman Sachs Group, Inc., a public company that is a bank holding company, financial holding company and a worldwide, full-service financial services organization. GSAM Holdings LLC is the general partner and principal owner of GSAM. Information about the officers and partners of GSAM is included in its Form ADV filed with the Commission (registration number 801-37591) and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant’s administrator, The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286, with the exception of certain documents which are in the possession and custody of the Investment Adviser, located at 200 West Street, New York, New York 10282. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Investment Adviser.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)

Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	not applicable;

(2)

if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	The Registrant undertakes that:

(a) not applicable; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not Applicable.

(6)	Not Applicable.

(7)

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, and the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of January, 2026.

Goldman Sachs Real Estate Diversified Income Fund

By:	/s/ Robert Griffith
Robert Griffith Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

[1]James A. McNamara James A. McNamara	President (Chief Executive Officer) and Trustee	January 27, 2026

[1]Joseph F. DiMaria Joseph F. DiMaria	Treasurer, Principal Financial Officer and Principal Accounting Officer	January 27, 2026

[1]Gregory G. Weaver Gregory G. Weaver	Chair and Trustee	January 27, 2026

[1]Cheryl. K. Beebe Cheryl. K. Beebe	Trustee	January 27, 2026

[1]Dwight L. Bush Dwight L. Bush	Trustee	January 27, 2026

[1]Kathryn A. Cassidy Kathryn A. Cassidy	Trustee	January 27, 2026

[1]John G. Chou John G. Chou	Trustee	January 27, 2026

[1]Joaquin Delgado Joaquin Delgado	Trustee	January 27, 2026

[1]Eileen H. Dowling Eileen H. Dowling	Trustee	January 27, 2026

[1]Lawrence Hughes Lawrence Hughes	Trustee	January 27, 2026

[1]John F. Killian John F. Killian	Trustee	January 27, 2026

[1]Steven D. Krichmar Steven D. Krichmar	Trustee	January 27, 2026

[1]Michael Latham Michael Latham	Trustee	January 27, 2026

[1]Lawrence W. Stranghoener Lawrence W. Stranghoener	Trustee	January 27, 2026

By:	/s/ Robert Griffith
Robert Griffith,
Attorney-In-Fact

[1]	Pursuant to powers of attorney filed herewith.

CERTIFICATE

The undersigned Secretary for Goldman Sachs Real Estate Diversified Income Fund (the “Fund”) hereby certifies that the Board of Trustees of the Fund duly adopted the following resolution at a meeting of the Board held on June 18, 2025.

RESOLVED, that the Trustees and Officers of the Trusts who may be required to sign the Trusts’ Registration Statements or any amendments thereto be, and each hereby is, authorized to execute a power of attorney appointing James A. McNamara, Caroline L. Kraus, Joseph F. DiMaria and Robert Griffith jointly and severally, their attorneys-in-fact, until the earlier of his or her resignation or removal as an officer of the Trusts, each with power of substitution, for said Trustees and Officers in any and all capacities to sign the Registration Statements under the Securities Act and the 1940 Act of the Trusts and any and all amendments to such Registration Statements, and to file the same, with exhibits thereto, if any, and other documents in connection therewith, with the SEC and with other federal, state, foreign and quasi-governmental agencies and such other instruments related to compliance with certain of the federal securities laws and other applicable federal, state, foreign and quasi-government filings, the Trustees and Officers hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof.

Dated: January 27, 2026

/s/ Robert Griffith
Robert Griffith
Secretary

EXHIBIT INDEX

(l)	Opinion and Consent of Counsel

(n)	Consent of Registrant’s independent registered public accounting firm

(s)	Powers of Attorney for James A. McNamara, Joseph F. DiMaria, Gregory G. Weaver, Cheryl K. Beebe, Dwight L. Bush, Kathryn A. Cassidy, John G. Chou, Joaquin Delgado, Eileen H. Dowling, Lawrence Hughes, John F. Killian, Steven D. Krichmar, Michael Latham, and Lawrence W. Stranghoener